ING USA Annuity and Life Insurance Company
Separate Account B of ING USA Annuity and Life Insurance Company

Deferred Combination Variable and Fixed Annuity Prospectus

RETIREMENT SOLUTIONS - ING ROLLOVER CHOICE℠ VARIABLE ANNUITY

April 30, 2007

The Contract. The contract described in this prospectus is a group and individual deferred variable annuity contract (the "contract") offered by ING USA Annuity and Life Insurance Company (the "Company," "we" or "our") through our Separate Account B (the "separate account"). The contract is currently available in connection with certain retirement plans that qualify for special federal income tax treatment ("qualified contracts") as well as those that do not qualify for such treatment ("nonqualified contracts"). The contract may be purchased with funds from external sources or by a transfer or rollover from an existing contract (the "prior contract") issued by us or one of our affiliates ("internal transfer"). A qualified contract may be issued as a traditional Individual Retirement Annuity ("IRA") under section 408(b) of the Internal Revenue Code of 1986 as amended (the "Tax Code"), a Roth IRA under section 408A of the Tax Code, or a tax-deferred annuity under section 403(b) of the Tax Code. The contract is not currently available as a Simplified Employer Pension (SEP) plan under Tax Code section 408(k) or as a Simple IRA under Tax Code section 408(p). Prior to April 29, 2005, the contract was not available as a nonqualified contract and could not be purchased with funds from external sources.

The contract provides a means for you to allocate your premium payments in one or more subaccounts, each of which invests in one of the mutual funds ("funds") listed on the next page. You may also allocate premium payments to our Fixed Account with guaranteed interest periods. Your contract value will vary daily to reflect the investment performance of the subaccount(s) you select and any interest credited to your allocations in the Fixed Account. Some guaranteed interest periods or subaccounts may not be available in all states. The funds available under your contract are listed on the back of this cover.

You have a right to return a contract within 10 days after you receive it for a refund of the adjusted contract value (which may be more or less than the premium payments you paid). For IRAs, or if otherwise required by your state, we will refund the original amount of your premium payment. Longer free look periods apply in some states and in certain situations.

Replacing an existing annuity with the contract may not be beneficial to you. Your existing annuity may be subject to fees or penalties on surrender, and the contract may have new charges.

Compensation. We pay compensation to broker-dealers whose registered representatives sell the contracts. See "Contract Distribution" for further information about the amount of compensation we pay.

This prospectus provides information that you should know before investing and should be kept for future reference. A Statement of Additional Information ("SAI") dated April 30, 2007 has been filed with the Securities and Exchange Commission ("SEC"), as well as a registration statement for the Fixed Account II, also dated April 30, 2007. They are available without charge upon request. To obtain a copy of these documents, write to our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call 1-800-366-0066, or access the SEC's website (http://www.sec.gov). When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 333-70600. The number assigned to the registration statement for the Fixed Account II is 333-133156. The table of contents of the SAI is on the last page of this prospectus and the SAI is made part of this prospectus by reference.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Allocations to a subaccount investing in a fund are not bank deposits and are not insured or guaranteed by any bank or by the Federal Deposit Insurance Corporation or any other government agency.

The funds available under your contract are:

Fidelity® VIP Contrafund® Portfolio (Service Class 2)	ING Solution 2035 Portfolio (S Class)[5]
Fidelity® VIP Equity-Income Portfolio (Service Class 2)	ING Solution 2045 Portfolio (S Class)[5]
Franklin Small Cap Value Securities Fund (Class 2)	ING Solution Income Portfolio (S Class)[5]
ING American Century Large Company Value Portfolio (S Class)	ING T. Rowe Price Diversified Mid Cap Growth Portfolio (S Class)
ING American Century Small-Mid Cap Value Portfolio (S Class)	ING T. Rowe Price Equity Income Portfolio (Class S)
ING American Funds Growth Portfolio[1]	ING T. Rowe Price Growth Equity Portfolio (S Class)
ING American Funds Growth-Income Portfolio[1]	ING Thornburg Value Portfolio (S Class)[3]
ING American Funds International Portfolio[1]	ING UBS U.S. Large Cap Equity Portfolio (S Class)
ING Baron Small Cap Growth Portfolio (S Class)	ING Van Kampen Comstock Portfolio (S Class)
ING BlackRock Large Cap Growth Portfolio (Class S)[2]	ING Van Kampen Equity and Income Portfolio (S Class)[2]
ING Davis Venture Value Portfolio (S Class)	ING VP Balanced Portfolio, Inc. (Class S)
ING Evergreen Omega Portfolio (Class S)	ING VP Financial Services Portfolio (Class S)
ING FMR℠ Large Cap Growth Portfolio (Class S)[3]	ING VP Global Science and Technology Portfolio (Class S)
	ING VP Growth and Income Portfolio (Class S)
ING Fundamental Research Portfolio (S Class)	ING VP Growth Portfolio (Class S)
ING GET U.S. Core Portfolio[4]	ING VP Index Plus International Equity Portfolio (Class S)
ING JPMorgan International Portfolio (S Class)	ING VP Index Plus LargeCap Portfolio (Class S)
ING JPMorgan Mid Cap Value Portfolio (S Class)	ING VP Index Plus MidCap Portfolio (Class S)
ING Legg Mason Partners Aggressive Growth Portfolio (S Class)	ING VP Index Plus SmallCap Portfolio (Class S)
	ING VP Intermediate Bond Portfolio (Class S)
ING Legg Mason Value Portfolio (Class S)	ING VP International Equity Portfolio (Class S)
ING Liquid Assets Portfolio (Class S)	ING VP International Value Portfolio (Class S)
ING MFS Total Return Portfolio (Class S)	ING VP MidCap Opportunities Portfolio (Class S)
ING OpCap Balanced Value Portfolio (S Class)	ING VP Real Estate Portfolio (Class S)
ING Oppenheimer Global Portfolio (S Class)[2]	ING VP Small Company Portfolio (Class S)
ING Oppenheimer Strategic Income Portfolio (S Class)	ING VP SmallCap Opportunities Portfolio (Class S)
ING PIMCO Core Bond Portfolio (Class S)	ING VP Strategic Allocation Conservative Portfolio (Class S)
ING PIMCO High Yield Portfolio (Class S)	ING VP Strategic Allocation Growth Portfolio (Class S)
ING PIMCO Total Return Portfolio (S Class)	ING VP Strategic Allocation Moderate Portfolio (Class S)
ING Pioneer Fund Portfolio (Class S)	ING VP Value Opportunity Portfolio (Class S)
ING Pioneer Mid Cap Value Portfolio (Class S)	Oppenheimer Main Street Small Cap Fund®/VA (Service Shares)
ING Solution 2015 Portfolio (S Class)[5]	
ING Solution 2025 Portfolio (S Class)[5]	PIMCO VIT Real Return Portfolio (Administrative Class)
	Pioneer Equity Income VCT Portfolio (Class II)

(1) These portfolios are "Master-Feeder" funds. See "The Funds" for additional information.
(2) Class I shares of this fund are available only to those investors who were invested in the Initial Class shares of the ING American Century Select Portfolio as of April 29, 2005. On April 27, 2007, the ING American Century Select Portfolio merged into the ING BlackRock Large Cap Growth Portfolio.
(3) This fund has changed its name to the name listed above. See Appendix B – The Funds for a complete list of former and current fund names.
(4) The ING GET U.S. Core Portfolio is not currently available for investment.
(5) These portfolios are structured as fund of funds that invest directly in shares of underlying funds. See "The Funds" for additional information.

The above funds are purchased and held by corresponding divisions of our Separate Account B. We refer to the divisions as "subaccounts" and the money you place in the Fixed Account's guaranteed interest periods as "Fixed Interest Allocations" in this prospectus.

TABLE OF CONTENTS

INDEX OF SPECIAL TERMS

The following special terms are used throughout this prospectus. Refer to the page(s) listed for an explanation of each term:

The following terms as used in this prospectus have the same or substituted meanings as the corresponding terms currently used in the contract:

Term Used in This Prospectus	Corresponding Term Used in the Contract
Accumulation Unit Value	Index of Investment Experience
Income Phase Start Date	Annuity Commencement Date
Contract Owner	Owner or Certificate Owner
Contract Value	Accumulation Value
Transfer Charge	Excess Allocation Charge
Fixed Interest Allocation	Fixed Allocation
Free Look Period	Right to Examine Period
Guaranteed Interest Period	Guarantee Period
Subaccount(s)	Division(s)
Net Investment Factor	Experience Factor
Regular Withdrawals	Conventional Partial Withdrawals
Withdrawals	Partial Withdrawals
ING LifePay Base	MGWB Base
MGIB Benefit Base	MGIB Charge Base

PRO.70600-07

FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer contract value between investment options. State premium taxes which currently range from 0% to 4% of premium payments may also be deducted.

Contract Owner Transaction Expenses[1]

Surrender Charge

Complete Years Elapsed Since Premium Payment*	0	1	2	3	4	5	6	7+
Surrender Charge (as a percentage of premium payment withdrawn)	6%	6%	5%	4%	3%	2%	1%	0%

* For amounts transferred or rolled over into this contract as an internal transfer, see "Charges Deducted From Contract Value - Surrender Charge."

Transfer Charge[2]…………………………………………………………………… $25
(per transfer, if you make more than 12 transfers in a contract year)

[1] If you are invested in a Fixed Interest Allocation, a Market Value Adjustment may apply to certain transactions. This may increase or decrease your contract value and/or your transfer or surrender amount.

[2] We currently do not impose this charge, but may do so in the future.

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Annual Contract Administrative Charge[3]

Administrative Charge………………………………………………………………….. $30
(We waive this charge if the total of your premium payment is $50,000 or more or if your contract value at the end of a contract year is $50,000 or more.)

[3] We deduct this charge on each contract anniversary and on surrender.

Separate Account Annual Charges[4]

The following charges apply to contracts established prior to August 7, 2003:

	Option Package I	Option Package II	Option Package III
Mortality & Expense Risk Charge	0.60%	0.80%	0.95%
Asset-Based Administrative Charge	0.15%	0.15%	0.15%
Total	0.75%	0.95%	1.10%
GET Fund Guarantee Charge[5]	0.50%	0.50%	0.50%
Total With GET Fund Guarantee Charge	1.25%	1.45%	1.60%

[4] As a percentage of average daily assets in each subaccount. The Separate Account Annual Charges are deducted daily.

[5] The ING GET U.S. Core Portfolio Guarantee Charge is deducted daily during the guarantee period from amounts allocated to the ING GET U.S. Core Portfolio investment option. Please see "The Funds - ING GET U.S. Core Portfolio" for a description of the ING GET U.S. Core Portfolio guarantee. The ING GET U.S. Core Portfolio is not currently available for investment under the contract.

The following charges apply to contracts established on or after August 7, 2003 (or upon state approval, if later):

	Option Package I	Option Package II	Option Package III
Mortality & Expense Risk Charge	0.85%	1.05%	1.20%
Asset-Based Administrative Charge	0.15%	0.15%	0.15%
Total	1.00%	1.20%	1.35%
GET Fund Guarantee Charge[5]	0.50%	0.50%	0.50%
Total With GET Fund Guarantee Charge	1.50%	1.70%	1.85%

[5] The ING GET U.S. Core Portfolio Guarantee Charge is deducted daily during the guarantee period from amounts allocated to the ING GET U.S. Core Portfolio investment option. Please see "The Funds - ING GET U.S. Core Portfolio" for a description of the ING GET U.S. Core Portfolio guarantee. The ING GET U.S. Core Portfolio is not currently available for investment under the contract.

Optional Rider Charges[6]

Minimum Guaranteed Income (MGIB) Benefit Rider:

As an Annual Charge (Charge Deducted Quarterly)
0.60% of the MGIB Benefit Base[7]

ING LifePay Minimum Guaranteed Withdrawal Benefit (ING LifePay) Rider:

As an Annual Charge (Charge Deducted Quarterly)	Maximum Annual Charge if Reset Option Elected[8]
0.40% of Contract Value	1.20% of Contract Value

ING Joint LifePay Minimum Guaranteed Withdrawal Benefit (ING Joint LifePay) Rider:

As an Annual Charge (Charge Deducted Quarterly)	Maximum Annual Charge if Reset Option Elected[9]
0.65% of Contract Value	1.50% of Contract Value

[6] We deduct optional rider charges from the subaccounts in which you are invested on each quarterly contract anniversary, in arrears, and pro-rata on termination of the contract. If the value in the subaccounts is insufficient, the optional rider charges will be deducted from the Fixed Interest Allocation(s) nearest maturity, and the amount deducted may be subject to a Market Value Adjustment. You may add only one optional rider to your contract.

[7] Please see "Charges and Fees – Charges Deducted from the Subaccounts – Minimum Guaranteed Income Benefit" and "Optional Riders – Minimum Guaranteed Income Benefit Rider."

[8] Please see "Optional Riders – ING LifePay Minimum Guaranteed Withdrawal Benefit – ING LifePay Reset Option."

[9] Please see "Optional Riders – ING Joint LifePay Minimum Guaranteed Withdrawal Benefit – ING Joint LifePay Reset Option."

Table of Separate Account Charges

The following tables show the total annual separate account charges you could pay for contracts established on or after August 7, 2003 including optional rider charges, based upon the amounts you have invested in the subaccounts (unless otherwise indicated), if you elect one of the optional benefit riders available under the contract, based on maximum (if applicable) or current charges under the contract. For purposes of these tables, we have assumed that the value of the amounts invested in the subaccounts is the same as the contract value or the MGIB Benefit Base, where applicable.

This table shows the total charges that you could pay if you elect the Minimum Guaranteed Income Benefit rider based on **current** charges (for contracts issued on or after August 7, 2003):

	Option Package I	Option Package II	Option Package III
Mortality & Expense Risk Charge	0.85%	1.05%	1.20%
Asset-Based Administrative Charge	0.15%	0.15%	0.15%
Minimum Guaranteed Income Benefit Rider (as a percentage of MGIB Benefit Base)	0.60%	0.60%	0.60%
Total	1.60%	1.80%	1.95%

This table shows the total charges that you could pay if you elect the ING LifePay Minimum Guaranteed Withdrawal Benefit Rider based on **maximum** charges (for contracts issued on or after August 7, 2003):

	Option Package I	Option Package II	Option Package III
Mortality & Expense Risk Charge	0.85%	1.05%	1.20%
Asset-Based Administrative Charge	0.15%	0.15%	0.15%
Maximum ING LifePay Minimum Guaranteed Withdrawal Benefit Rider (as a percentage of contract value)	1.20%	1.20%	1.20%
Total	2.20%	2.40%	2.55%

This table shows the total charges that you could pay if you elect the ING LifePay Minimum Guaranteed Withdrawal Benefit Rider based on **current** charges (for contracts issued on or after August 7, 2003):

	Option Package I	Option Package II	Option Package III
Mortality & Expense Risk Charge	0.85%	1.05%	1.20%
Asset-Based Administrative Charge	0.15%	0.15%	0.15%
Current ING LifePay Minimum Guaranteed Withdrawal Benefit Rider (as a percentage of contract value)	0.40%	0.40%	0.40%
Total	1.40%	1.60%	1.75%

This table shows the total charges that you could pay if you elect the ING Joint LifePay Minimum Guaranteed Withdrawal Benefit rider based on **maximum** charges (for contracts issued on or after August 7, 2003):

	Option Package I	Option Package II	Option Package III
Mortality & Expense Risk Charge	0.85%	1.05%	1.20%
Asset-Based Administrative Charge	0.15%	0.15%	0.15%
Maximum ING Joint LifePay Minimum Guaranteed Withdrawal Benefit Rider (as a percentage of contract value)	<u>1.50%</u>	<u>1.50%</u>	<u>1.50%</u>
Total	2.50%	2.70%	2.85%

This table shows the total charges that you could pay if you elect the ING Joint LifePay Minimum Guaranteed Withdrawal Benefit Rider based on **current** charges (for contracts issued on or after August 7, 2003):

	Option Package I	Option Package II	Option Package III
Mortality & Expense Risk Charge	0.85%	1.05%	1.20%
Asset-Based Administrative Charge	0.15%	0.15%	0.15%
Current ING LifePay Minimum Guaranteed Withdrawal Benefit Rider (as a percentage of contract value)	<u>0.65%</u>	<u>0.65%</u>	<u>0.65%</u>
Total	1.65%	1.85%	2.00%

The next item shows the minimum and maximum total operating expenses charged by a fund that you may pay periodically during the time that you own the contract. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

Total Annual Fund Operating Expenses	Minimum	Maximum
(expenses that are deducted from fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses):	0.54%	1.79%

Examples:

These Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and fund fees and expenses.

Premium taxes (which currently range from 0% to 4% of premium payments) may apply, but are not reflected in the examples below.

A. This example assumes that you invest $10,000 in the contract for the time periods indicated. The example also assumes that your investment has a 5% return each year and assumes the **maximum** fees and expenses of any of the funds. Specifically, the example assumes election of Option Package III for contracts established on or after August 7, 2003. The example reflects the deduction of a mortality and expense risk charge, an asset-based administrative charge, and the annual contract administrative charge as an annual charge of 0.003% of assets. The example also assumes you elected the Minimum Guaranteed Income Benefit rider with an assumed annual charge of 0.60% of the MGIB Benefit Base, and the rider charge is assessed each quarter on a base equal to the hypothetical $10,000 premium increasing at 5% per year. If you elect different options, your expenses may be lower. If some or all of the amounts held under the contract are transfer amounts or otherwise not subject to surrender charge, the actual surrender charge will be lower than that represented in the example. Surrender charges may apply if you choose to begin receiving income phase payments within the first contract year and, under certain circumstances, within the first 7 contract years.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your contract at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$990	$1,749	$2,525	$5,264
2) If you annuitize at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$990	$1,749	$2,525	$5,264
3) If you do *not* surrender your contract:			
1 year	3 years	5 years	10 years
$390	$1,249	$2,225	$5,264

B. This example assumes that you invest $10,000 in the contract for the time periods indicated. The example also assumes that your investment has a 5% return each year and assumes the **maximum** fees and expenses of any of the funds. Specifically, the example assumes election of Option Package III for contracts established on or after August 7, 2003. The example reflects the deduction of a mortality and expense risk charge, an asset-based administrative charge, and the annual contract administrative charge as an annual charge of 0.003% of assets. The example also assumes the election of the ING LifePay rider, and reflects an ING LifePay rider charge of 0.40% for the first five years and the maximum ING LifePay rider charge of 1.20% for years six through ten. If you elect different options, your expenses may be lower. If some or all of the amounts held under the contract are transfer amounts or otherwise not subject to surrender charge, the actual surrender charge will be lower than that represented in the example. Surrender charges may apply if you choose to begin receiving income phase payments within the first contract year and, under certain circumstances, within the first 7 contract years.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your Contract at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$968	$1,675	$2,386	$5,337
2) If you annuitize at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$968	$1,675	$2,386	$5,337
3) If you do *not* surrender your Contract:			
1 year	3 years	5 years	10 years
$368	$1,175	$2,086	$5,337

C. This example assumes that you invest $10,000 in the contract for the time periods indicated. The example also assumes that your investment has a 5% return each year and assumes the **maximum** fees and expenses of any of the funds. Specifically, the example assumes election of Option Package III for contracts established on or after August 7, 2003. The example reflects the deduction of a mortality and expense risk charge, an asset-based administrative charge, and the annual contract administrative charge as an annual charge of 0.003% of assets. The example also assumes the election of the ING Joint LifePay rider, and reflects an ING Joint LifePay rider charge of 0.65% for the first five years and the maximum ING Joint LifePay rider charge of 1.50% for years six through ten. If you elect different options, your expenses may be lower. If some or all of the amounts held under the contract are transfer amounts or otherwise not subject to surrender charge, the actual surrender charge will be lower than that represented in the example. Surrender charges may apply if you choose to begin receiving income phase payments within the first contract year and, under certain circumstances, within the first 7 contract years.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your Contract at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$993	$1,753	$2,518	$5,634
2) If you annuitize at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$993	$1,753	$2,518	$5,634
3) If you do *not* surrender your Contract:			
1 year	3 years	5 years	10 years
$393	$1,253	$2,218	$5,634

Compensation is paid for the sale of the contracts. For information about this compensation, see "Contract Distribution – Selling the Contract."

Fees Deducted by the Funds

Using This Information. The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. See the "Charges and Fees" section of this prospectus, and the fund prospectuses, for further information. Fund fees are one factor that impact the value of a fund share. To learn about additional factors, refer to the fund prospectuses.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. See "Charges and Fees –Fund Expenses" for additional information.

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the affiliated investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. See "Charges and Fees –Fund Expenses" for additional information.

How Fees are Deducted. Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In Appendix A, we provide condensed financial information about Separate Account B subaccounts available under the contracts. The tables show the value of the subaccounts over the past 10 years. For subaccounts that were not available 10 years ago, we give a history from the date of first availability or the date purchase payments were first received in the subaccount under the contract.

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Separate Account B and the financial statements and the related notes to financial statements for ING USA Annuity and Life Insurance Company are included in the Statement of Additional Information.

Accumulation Unit

We use accumulation units to calculate the value of a contract. Each subaccount of Separate Account B has its own accumulation unit value. The accumulation units are valued each business day that the New York Stock Exchange is open for trading. Their values may increase or decrease from day to day according to a Net Investment Factor, which is primarily based on the investment performance of the applicable fund. Shares in the funds are valued at their net asset value.

The Net Investment Factor

The Net Investment Factor is an index number which reflects certain charges under the contract and the investment performance of the subaccount. The Net Investment Factor is calculated for each subaccount as follows:

1) We take the net asset value of the subaccount at the end of each business day.
2) We add to 1) the amount of any dividend or capital gains distribution declared for the subaccount and reinvested in such subaccount. We subtract from that amount a charge for our taxes, if any.
3) We divide 2) by the net asset value of the subaccount at the end of the preceding business day.
4) We then subtract the applicable daily mortality and expense risk charge, the daily asset-based administrative charge, and any optional rider charges that may be deducted daily from the subaccount and, for the GET Fund subaccount only, the daily GET Fund guarantee charge.

Calculations for the subaccounts are made on a per share basis.

The Net Rate of Return equals the Net Investment Factor minus one.

Performance Information

From time to time, we may advertise or include in reports to contract owners performance information for the subaccounts of Separate Account B, including the average annual total return performance, yields and other nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

Standard total average annual return performance will include average annual rates of total return for 1, 5 and 10 year periods, or lesser periods depending on how long Separate Account B has been investing in the fund. We may show other total returns for periods of less than one year. Total return figures will be based on the actual historic performance of the subaccounts of Separate Account B, assuming an investment at the beginning of the period when the separate account first invested in the fund (or when the fund was first made available through the Separate Account) and withdrawal of the investment at the end of the period, adjusted to reflect the deduction of all applicable fund and current contract charges. We may also show rates of total return on amounts invested at the beginning of the period with no withdrawal at the end of the period. Total return figures which assume no withdrawals at the end of the period will reflect all recurring charges, but will not reflect the surrender charge. In addition, we may present historic performance data for the funds since their inception reduced by some or all of the fees and charges under the contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts of Separate Account B. This data is designed to show the performance that would have resulted if the contract had been in existence before the separate account began investing in the funds.

Performance information reflects only the performance of a hypothetical contract and should be considered in light of other factors, including the investment objective of the fund and market conditions. Please keep in mind that past performance is not a guarantee of future results.

ING USA ANNUITY AND LIFE INSURANCE COMPANY

ING USA Annuity and Life Insurance Company ("the Company") is an Iowa stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. The Company is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion Connecticut"), which in turn is a wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. The Company is authorized to sell insurance and annuities in all states, except the state of New York, and the District of Columbia. The Company's financial statements appear in the Statement of Additional Information.

Lion Connecticut is the holding company for Directed Services LLC, the investment manager of the ING Investors Trust and ING Partners, Inc., and the distributor of the contracts, and other interests. ING Investments, LLC and ING Investment Management, Co., portfolio managers of the ING Investors Trust, and the investment managers of the ING Variable Insurance Trust, ING Variable Products Trust, and ING Variable Product Portfolios, respectively, are affiliates of the Company.

Our principal office is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380.

Regulatory Developments – the Company and the Industry. As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Insurance and Retirement Plans and Other Regulatory Matters. The New York Attorney General, other federal and state regulators and self-regulatory agencies are also conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance; marketing practices; specific product types (including group annuities and indexed annuities); and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company.

These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

Investment Product Regulatory Issues. Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of ING, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action may be taken by regulators with respect to the Company or certain affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject the Company or certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

Product Regulation.   Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes requirements relating to nonqualified annuity product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Tax Code. (See "Federal Tax Considerations" for further discussion of some of these requirements.) Failure to administer certain nonqualified contract features (for example, contractual income phase dates in nonqualified annuities) could affect such beneficial tax treatment.   In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

ING USA SEPARATE ACCOUNT B

ING USA Separate Account B ("Separate Account B") was established as a separate account of the Company on July 14, 1988. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 as amended (the "1940 Act"). Separate Account B is a separate investment account used for our variable annuity contracts. We own all the assets in Separate Account B but such assets are kept separate from our other accounts.

Separate Account B is divided into subaccounts. Each subaccount invests exclusively in shares of one fund of a fund. Each fund has its own distinct investment objectives and policies. Income, gains and losses, realized or unrealized, of a portfolio are credited to or charged against the corresponding subaccount of Separate Account B without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity contracts supported by Separate Account B. If the assets in Separate Account B exceed the required reserves and other liabilities, we may transfer the excess to our general account. We are obligated to pay all benefits and make all payments provided under the contracts.

Note: We currently offer other variable annuity contracts that invest in Separate Account B but are not discussed in this prospectus. Separate Account B may also invest in other funds which are not available under your contract. Under certain circumstances, we may make certain changes to the subaccounts. For more information, see "The Annuity Contract - Addition, Deletion, or Substitution of Subaccounts and Other Changes."

THE FUNDS

You will find information about the funds currently available under your contract in Appendix B - The Funds. A prospectus containing more complete information on each fund may be obtained by calling our Customer Service Center at 1-800-366-0066. You should read the prospectus carefully before investing.

Certain funds may be structured as "fund of funds" (including the ING Solutions portfolios) or "Master-Feeder" funds (including the ING American Funds portfolios). The funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. These funds are identified in the fund list on the inside front cover of this prospectus.

If, due to differences in tax treatment or other considerations, the interests of the contract owners of various contracts participating in the funds conflict, we, the Board of Trustees or Directors of the funds, and any other insurance companies participating in the funds will monitor events to identify and resolve any material conflicts that may arise.

ING GET U.S. Core Portfolio
An ING GET U.S. Core Portfolio ("GET Fund") series may be available during the accumulation phase of the contract. We make a guarantee, as described below, when you allocate money into a GET Fund series. Each GET Fund series has an offering period of three months or longer, which precedes the guarantee period. The GET Fund investment option may not be available under your contract or in your state.

Various series of the GET Fund may be offered from time to time, and additional charges will apply if you elect to invest in one of these series. We are not currently offering any series of the ING GET Fund for investment. The Company makes a guarantee when you direct money into a GET Fund series. We guarantee that the value of an accumulation unit of the GET Fund subaccount for that series under the contract on the maturity date will not be less than its value as determined after the close of business on the last day of the offering period for that GET Fund series. If the value on the maturity date is lower than it was on the last day of the offering period, we will add funds to the GET Fund subaccount for that series to make up the difference. This means that if you remain invested in the GET Fund series until the maturity date, at the maturity date, you will receive no less than the value of your separate account investment directed to the GET Fund series as of the last day of the offering period, less charges not reflected in the accumulation unit value, and any amounts you transfer or withdraw from the GET Fund subaccount for that series. The value of dividends and distributions made by the GET Fund series throughout the guarantee period is taken into account in determining whether, for purposes of the guarantee, the value of your GET Fund investment on the maturity date is no less than its value as of the last day of the offering period. If you withdraw or transfer funds from a GET Fund series prior to the maturity date, we will process the transactions at the actual unit value next determined after we receive your request. The GET Fund subaccount is not available for dollar cost averaging or automatic rebalancing.

Before the maturity date, we will send a notice to each contract owner who has allocated amounts to the GET Fund series. This notice will remind you that the maturity date is approaching and that you must choose other investment options for your GET Fund series amounts. If you do not make a choice, on the maturity date we will transfer your GET Fund series amounts to another available series of the GET Fund that is then accepting deposits. If no GET Fund series is then available, we will transfer your GET Fund series amounts to the fund or funds that we designate.

Please see the ING GET U.S. Core Portfolio prospectus for a complete description of the GET Fund investment option, including charges and expenses.

Restricted Funds
We may designate any investment option as a Restricted Fund and limit the amount you may allocate or transfer to a Restricted Fund. We may establish any such limitation, at our discretion, as a percentage of premium or contract value or as a specified dollar amount and change the limitation at any time. Currently, we have not designated any investment option as a Restricted Fund. We may, with 30 days notice to you, designate any fund as a Restricted Fund or change the limitations on existing contracts with respect to new premiums added to such fund and also with respect to new transfers to such fund. If a change is

made with regard to designation as a Restricted Fund or applicable limitations, such change will apply only to transactions effected after such change.

We limit your investment in the Restricted Funds on both an aggregate basis for all Restricted Funds and for each individual Restricted Fund. The aggregate limits for investment in all Restricted Funds are expressed as a percentage of contract value, percentage of premium and maximum dollar amount. Currently, your investment in two or more Restricted Funds would be subject to each of the following three limitations: no more than 30 percent of contract value, up to 100 percent of each premium and no more than $999,999,999. We may change these limits, at our discretion, for new contracts, premiums, transfers or withdrawals.

We also limit your investment in each individual Restricted Fund. The limits for investment in each Restricted Fund are expressed as a percentage of contract value, percentage of premium and maximum dollar amount. Currently, the limits for investment in an individual Restricted Fund are the same as the aggregate limits set forth above. We may change these limits, in our discretion, for new contracts, premiums, transfers or withdrawals.

We monitor the aggregate and individual limits on investments in Restricted Funds for each transaction (e.g. premium payments, reallocations, withdrawals, dollar cost averaging). If the contract value in the Restricted Fund has increased beyond the applicable limit due to market growth, we will not require the reallocation or withdrawal of contract value from the Restricted Fund. However, if an aggregate limit has been exceeded, withdrawals must be taken either from the Restricted Funds or taken pro-rata from all investment options in which contract value is allocated, so that the percentage of contract value in the Restricted Funds following the withdrawal is less than or equal to the percentage of contract value in the Restricted Funds prior to the withdrawal.

We will allocate pro-rata the portion of any premium payment that exceeds the limits with a Restricted Fund to your other investment option choices not designated as Restricted Funds, or to a specially designated subaccount if there are none (currently, the ING Liquid Assets Portfolio), unless you instruct us otherwise.

We will not permit a transfer to the Restricted Funds to the extent that it would increase the contract value in the Restricted Fund or in all Restricted Funds to more than the applicable limits set forth above. We will not limit transfers from Restricted Funds. If the result of multiple reallocations is to lower the percentage of total contract value in Restricted Funds, the reallocation will be permitted even if the percentage of contract value in a Restricted Fund is greater than its limit.

Please see "Withdrawals" and "Transfers Among Your Investments" in this prospectus for more information on the effect of Restricted Funds.

COVERED FUNDS, SPECIAL FUNDS AND EXCLUDED FUNDS

For purposes of determining death benefits, we assign the investment options to one of three categories of funds. The categories are:

1) Covered Funds;
2) Special Funds; and
3) Excluded Funds.

Allocations to Covered Funds participate fully in all guaranteed benefits. Allocations to Special Funds could affect the death benefit guarantee that may otherwise be provided. Allocations to Excluded Funds do not participate in any guaranteed benefits due to their potential for volatility.

Designation of investment options under these categories may vary by benefit. For example, we may designate an investment option a Special Fund for purposes of calculating one death benefit and not another. We may, with 30 days notice to you, designate any investment option as a Special or Excluded Fund with respect to new premiums added to such investment option, with respect to new transfers to such investment option and with respect to the death benefits to which such designation applies. Selecting a Special or Excluded Fund may limit or reduce the death benefit. (See "Death Benefit Choices" in this prospectus for more information.)

CHARGES AND FEES

We deduct the contract charges described below to compensate us for our cost and expenses, services provided and risks assumed under the contracts. We incur certain costs and expenses for distributing and administering the contracts, including compensation and expenses paid in connection with sales of the contracts, for paying the benefits payable under the contracts and for bearing various risks associated with the contracts. Some of the charges are for optional riders, so they are only deducted if you elect to purchase the rider. The amount of a contract charge will not always correspond to the actual costs associated with the charge. For example, the surrender charge collected may not fully cover all of the distribution expenses incurred by us with the service or benefits provided. In the event there are any profits from fees and charges deducted under the contract, including the mortality and expense risk charge and rider and benefit charges, we may use such profits to finance the distribution of contracts.

Charge Deduction Subaccount

You may elect to have all charges, except daily charges, against your contract value deducted directly from a single subaccount designated by the Company. Currently we use the ING Liquid Assets Portfolio subaccount for this purpose. If you do not elect this option, or if the amount of the charges is greater than the amount in the designated subaccount, the charges will be deducted as discussed below. You may cancel this option at any time by sending notice to our Customer Service Center in a form satisfactory to us.

Charges Deducted from the Contract Value

We deduct the following charges from your contract value:

Surrender Charge. Withdrawals from the contract may be subject to a contingent deferred sales charge (a "surrender charge"), as described below. The charge is intended to cover sales expenses that we have incurred.

Internal transfers when the prior contract or arrangement either imposed a front end load or had no applicable surrender charge: There is no surrender charge under this contract on amounts transferred or rolled over from a prior contract as an internal transfer when the prior contract imposed a front end load, there was no applicable surrender charge under the prior contract, or if the prior contract would not have assessed a surrender charge if the money had been transferred to a contract issued by a non-affiliated company.

Transfers from external sources, internal transfers when the prior contract had an applicable surrender charge and/or additional premium payments not part of an internal transfer: We deduct a surrender charge if you surrender your contract or withdraw an amount exceeding the free withdrawal amount. The free withdrawal amount for a contract year is the greater of: 1) 10% of contract value, based on the contract value on the date of withdrawal, less any prior withdrawals in that contract year; or 2) your required minimum distribution ("RMD") attributable to amounts held under your contract. Under Option Package III, any unused free withdrawal amount may carry forward to successive contract years, but in no event would the free withdrawal amount at any time exceed 30% of contract value.

The following table shows the schedule of the surrender charge that will apply. The surrender charge is a percent of each premium payment withdrawn. The surrender charge is based on the total amount withdrawn including the amount deducted for the surrender charge. It is deducted from the contract value remaining after you have received the amount requested for withdrawal. The surrender charge is not based on or deducted from the amount you requested as a withdrawal. For internal transfers, the amount subject to surrender charge is the lesser of premium payments paid under the prior contract or the initial contract value.

Complete Years Elapsed Since Premium Payment*	0	1	2	3	4	5	6	7+
Surrender Charge	6%	6%	5%	4%	3%	2%	1%	0%

∗   For amounts transferred or rolled over into this contract as an internal transfer, the "Complete Years Elapsed" are calculated from the date of the first premium payment made under the prior contract or, if earlier, the effective date of the prior contract.

Waiver of Surrender Charge for Extended Medical Care. We will waive the surrender charge in most states in the following events: (i) you begin receiving qualified extended medical care on or after the first contract anniversary for at least 45 days during a 60-day period and your request for the surrender or withdrawal, together with all required documentation is received at our Customer Service Center during the term of your care or within 90 days after the last day of your care; or (ii) you are first diagnosed by a qualifying medical professional, on or after the first contract anniversary, as having a qualifying terminal illness. We have the right to require an examination by a physician of our choice. If we require such an examination, we will pay for it. You are required to send us satisfactory written proof of illness. See your contract for more information. The waiver of surrender charge may not be available in all states.

Free Withdrawal Amount. The Free Withdrawal Amount in any contract year is the greater of: 1) 10% of contract value, based on the contract value on the date of the withdrawal; and 2) your RMD attributable to amounts held under the contract. The Free Withdrawal Amount does not include your RMD for the tax year containing the contract date of this contract. Under Option Package III, any unused percentage of the 10% Free Withdrawal Amount from a contract year will carry forward into successive contract years, based on the percentage remaining at the time of the last withdrawal in that contract year. In no event will the free withdrawal amount at any time exceed 30% of contract value.

Surrender Charge for Excess Withdrawals. We will deduct a surrender charge for excess withdrawals, which may include a withdrawal you make to satisfy required minimum distributions under the Tax Code. We consider a withdrawal to be an "excess withdrawal" when the amount you withdraw in any contract year exceeds the Free Withdrawal Amount. Where you are receiving systematic withdrawals, any combination of regular withdrawals taken and any systematic withdrawals expected to be received in a contract year will be included in determining the amount of the excess withdrawal. Such a withdrawal will be considered a partial surrender of the contract and we will impose a surrender charge and any associated premium tax. We will deduct such charges from the contract value in proportion to the contract value in each subaccount or Fixed Interest Allocation from which the excess withdrawal was taken. In instances where the excess withdrawal equals the entire contract value in such subaccounts or Fixed Interest Allocations, we will deduct charges proportionately from all other subaccounts and Fixed Interest Allocations in which you are invested. **Any withdrawal from a Fixed Interest Allocation more than 30 days before its maturity date will trigger a Market Value Adjustment.** See Appendix C and the Fixed Account II prospectus for more information.

For the purpose of calculating the surrender charge for an excess withdrawal: a) we treat premiums as being withdrawn on a first-in, first-out basis; and b) amounts withdrawn that are not considered an excess withdrawal are not considered a withdrawal of any premium payments. We have included an example of how this works in Appendix I. Although we treat premium payments as being withdrawn before earnings for purposes of calculating the surrender charge for excess withdrawals, the federal tax law treats earnings as withdrawn first.

Surrender Charges and the ING LifePay and ING Joint LifePay Riders. If you elect the ING LifePay or ING Joint LifePay rider, withdrawals will be subject to surrender charges if they exceed the Free Withdrawal Amount. However, once your contract value is zero, the periodic payments under the ING LifePay or ING Joint LifePay rider are not subject to surrender charges.

Premium Taxes. We may make a charge for state and local premium taxes depending on your state of residence. The tax can range from 0% to 4% of the premium payment. We have the right to change this amount to conform with changes in the law or if you change your state of residence.

We deduct the premium tax from your contract value (or from the MGIB Benefit Base, if exercised) on the income phase payment start date. However, some jurisdictions impose a premium tax at the time that initial and additional premiums are paid, regardless of when the income phase payments begin. In those states we may defer collection of the premium taxes from your contract value and deduct it when you surrender the contract, when you take an excess withdrawal, or on the income phase start date.

Administrative Charge. We deduct an annual administrative charge on each contract anniversary, or if you surrender your contract prior to a contract anniversary, at the time we determine the cash surrender value payable to you. The amount deducted is $30 per contract unless waived under conditions we establish. We deduct the charge proportionately from all subaccounts in which you are invested. If there is no contract value in those subaccounts, we will deduct the charge from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until the charge has been paid.

Transfer Charge. We currently do not deduct any charges for transfers made during a contract year. We have the right, however, to assess up to $25 for each transfer after the twelfth transfer in a contract year. If such a charge is assessed, we would deduct the charge from the subaccounts and the Fixed Interest Allocations from which each such transfer is made in proportion to the amount being transferred from each such subaccount and Fixed Interest Allocation unless you have chosen to have all charges deducted from a single subaccount. The charge will not apply to any transfers due to the election of dollar cost averaging, automatic rebalancing and transfers we make to and from any subaccount specially designated by the Company for such purpose.

Redemption Fees. Certain funds may deduct redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

Charges Deducted from the Subaccounts

Mortality and Expense Risk Charge. The amount of the mortality and expense risk charge depends on the option package you have elected. The charge is deducted on each business day based on the assets you have in each subaccount. In the event there is any profit from the mortality and expense risk charge, we may use such profit to finance the distribution of contracts.

   Option Packages

The following option packages apply to contracts established prior to August 7, 2003:

Option Package I	Option Package II	Option Package III
Annual Charge	Annual Charge	Annual Charge
0.60%	0.80%	0.95%

The following option packages apply to contracts established on or after August 7, 2003 (or upon state approval, if later):

Option Package I	Option Package II	Option Package III
Annual Charge	Annual Charge	Annual Charge
0.85%	1.05%	1.20%

Asset-Based Administrative Charge. The amount of the asset-based administrative charge, on an annual basis, is equal to 0.15% of the assets you have in each subaccount. This charge is deducted daily from your assets in each subaccount.

ING GET U.S. Core Portfolio Guarantee Charge. The GET U.S. Core Portfolio guarantee charge is deducted each business day during the guarantee period if you elect to invest in the GET U.S. Core Portfolio. The amount of the GET U.S. Core Portfolio guarantee charge is 0.50% and is deducted from amounts allocated to the GET U.S. Core Portfolio investment option. This charge compensates us for the cost of providing a guarantee of accumulation unit values of the GET U.S. Core Portfolio subaccount. See "The Funds - ING GET U.S. Core Portfolio."

Optional Rider Charges. Subject to state availability, you may purchase one of three optional benefit riders for an additional charge. Please check your contract application to determine which riders may be available to you. Once elected, a rider cannot be canceled independently of the contract. So long as a rider is in effect, we will deduct a separate quarterly charge for the optional benefit rider through a pro-rata reduction of the contract value of the subaccounts in which you are invested. If there is insufficient contract value in the subaccounts, we will deduct the charge from your Fixed Interest Allocations nearest their maturity date. We deduct each rider charge on the quarterly contract anniversary in arrears, meaning we deduct the first charge on the first quarterly anniversary following the rider date. If the rider is added to an existing contract, the first quarter's charge will be reduced proportionally for the portion of the quarter that the rider was not in effect. For a description of riders and the defined terms used in connection with the riders, see "Optional Riders."

A "quarterly anniversary date" is the date three months from the contract date that falls on the same date in the month as the contract date. For example, if the contract date is February 12, the quarterly anniversary date is May 12. If there is no corresponding date in the month, the quarterly anniversary date will be the last date of such month. If the quarterly anniversary date falls on a weekend or holiday, we will use the value as of the subsequent business day.

Minimum Guaranteed Income Benefit (MGIB). The charge for the MGIB Rider is as follows:

As an Annual Charge	As a Quarterly Charge
0.60% of the MGIB Benefit Base	0.15% of the MGIB Benefit Base

Please see "Optional Riders – Minimum Guaranteed Income Benefit Rider" for a description of the MGIB Benefit Base and the MGIB Rate.

ING LifePay Minimum Guaranteed Withdrawal Benefit (ING LifePay). The charge for the ING LifePay rider is as follows:

As an Annual Charge (Charge Deducted Quarterly)	As a Quarterly Charge	Maximum Annual Charge if Reset Option Elected
0.40% of contract value	0.10% of contract value	1.20% of contract value

The charge is deducted during the period starting on the rider date and up to your rider's Lifetime Automatic Periodic Benefit status. Lifetime Automatic Periodic Benefit Status will occur if your contract value is reduced to zero and other conditions are met. The charge may be subject to change if you elect the reset option, subject to the maximum annual charge. For more information on this rider, including when Lifetime Automatic Periodic Benefit status begins, please see "Optional Riders – ING LifePay Minimum Guaranteed Withdrawal Benefit Rider" later in this prospectus. If you surrender your contract or begin receiving income phase payments, the charge is pro-rated based upon the amount owed at the time. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after this change.

ING Joint LifePay Minimum Guaranteed Withdrawal Benefit (ING Joint LifePay). The annual charge for the ING Joint LifePay rider is as follows:

As an Annual Charge (Charge Deducted Quarterly)	As a Quarterly Charge	Maximum Annual Charge if Reset Option Elected
0.65% of contract value	0.1625% of contract value	1.50% of contract value

The charge is deducted during the period starting on the rider date and up to your rider's Lifetime Automatic Periodic Benefit status. Lifetime Automatic Periodic Benefit Status will occur if your contract value is reduced to zero and other conditions are met. The charge may be subject to change if you elect the reset option, subject to the maximum annual charge. For more information on this rider, including when Lifetime Automatic Periodic Benefit status begins, please see "Optional Riders – ING Joint LifePay Minimum Guaranteed Withdrawal Benefit Rider" later in this prospectus. If you surrender your contract or begin receiving income phase payments, the charge is pro-rated based upon the amount owed at the time. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after this change.

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. Currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

Fund Expenses

As shown in the fund prospectuses, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses that may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The Company or its U.S. affiliates receive substantial revenue from each of the funds or the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

In terms of total dollar amounts received, the greatest amount of revenue generally comes from assets allocated to funds managed by Directed Services LLC or other Company affiliates, which funds may or may not also be subadvised by a Company affiliate. Assets allocated to funds managed by a Company affiliate but subadvised by unaffiliated third parties generally generate the next greatest amount of revenue. Finally, assets allocated to unaffiliated funds generate the least amount of revenue. The Company expects to make a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Types of Revenue Received from Affiliated Funds

Affiliated funds are (a) funds managed by Directed Services LLC or other Company affiliates, which may or may not also be subadvised by another Company affiliate; and (b) funds managed by a Company affiliate but that are subadvised by unaffiliated third parties.

Revenues received by the Company from affiliated funds may include:

- A share of the management fee deducted from fund assets;
- Service fees that are deducted from fund assets;
- For certain share classes, the Company or its affiliates may also receive compensation paid out of 12b-1 fees that are deducted from fund assets; and
- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the fund's management fees.

These revenues may be received as cash payments or according to a variety of financial accounting techniques which are used to allocate revenue and profits across the organization. In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company.

Types of Revenue Received from Unaffiliated Funds

Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

Revenues received by the Company or its affiliates from unaffiliated funds include:

- For certain funds, compensation paid from 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the applicable fund prospectus; and
- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund prospectus. These additional payments may be used by us to finance distribution of the contract.

These revenues are received as cash payments, and if the unaffiliated fund families currently offered through the contract were individually ranked according to the total amount they paid to the Company or its affiliates in 2006, in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows:

1) Fidelity® Variable Insurance Products
2) PIMCO VIT
3) Franklin Templeton Variable Insurance Products Trust
4) Pioneer Variable Contracts Trust
5) Oppenheimer Variable Account Funds

Some of the fund families listed above may not have paid any amounts to the Company or its affiliates during 2006 in connection with the registered variable annuity contracts issued by the Company. If the revenues received from affiliated funds were included in the table above, payments from Directed Services LLC and other Company affiliates would be at the top of the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials; targeted marketing sales opportunities; training opportunities at meetings; training modules for sales personnel; and opportunity to host due diligence meetings for representatives and wholesalers.

Certain funds may be structured as "fund of funds" (including the ING Solution portfolios) or "Master-Feeder" funds (including the ING American Funds portfolios). These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each portfolio and its corresponding underlying fund or funds. These funds are identified in the fund list on the inside front cover of this prospectus.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **(See "Other Contract Provisions – Selling the Contract.")**

THE ANNUITY CONTRACT

The contract described in this prospectus is a deferred combination variable and fixed annuity contract. The contract provides a means for you to invest in one or more of the available funds through Separate Account B. It also provides a means for you to invest in a Fixed Interest Allocation through the Fixed Account. See Appendix C and the Fixed Account II prospectus for more information on the Fixed Interest Allocation and Fixed Account.

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

Contract Date and Contract Year
The date the contract became effective is the contract date. Each 12-month period following the contract date is a contract year.

Contract Owner
You are the contract owner. You are also the annuitant unless another annuitant is named in the application. You have the rights and options described in the contract.

The death benefit becomes payable when you die. In the case of a sole contract owner who dies before the income phase begins, we will pay the beneficiary the death benefit then due. The sole contract owner's estate will be the beneficiary if no beneficiary has been designated or the beneficiary has predeceased the contract owner. If the contract owner is a trust and a beneficial owner of the trust has been designated, the beneficial owner will be treated as the contract owner for determining the death benefit. If a beneficial owner is changed or added after the contract date, this will be treated as a change of contract owner for determining the death benefit (likely a taxable event). If no beneficial owner of the trust has been designated, the availability of Option II or Option III will be based on the age of the annuitant at the time you purchase the contract. In the event a selected death benefit is not available, the Standard Death Benefit will apply.

Income Phase Start Date
The income phase start date is the date you start receiving income phase payments under your contract. The contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. The accumulation phase is the period between the contract date and the income phase start date. The income phase begins when you start receiving regular income phase payments from your contract on the income phase start date.

Annuitant
The annuitant is the person designated by you to be the measuring life in determining income phase payments. The annuitant's age determines when the income phase must begin and the amount of the income phase payments to be paid. You are the annuitant unless you choose to name another person. The annuitant may not be changed after the contract is in effect.

The contract owner will receive the income phase benefits of the contract if the annuitant is living on the income phase start date. If the annuitant dies before the income phase start date and a contingent annuitant has been named, the contingent annuitant becomes the annuitant (unless the contract owner is not an individual, in which case the death benefit becomes payable).

When the annuitant dies before the income phase start date, the contract owner will become the annuitant. The contract owner may designate a new annuitant within 60 days of the death of the annuitant.

When the annuitant dies before the income phase start date and the contract owner is not an individual, we will pay the designated beneficiary the death benefit then due. If a beneficiary has not been designated, or if there is no designated beneficiary living, the contract owner will be the beneficiary. If the annuitant was the sole contract owner and there is no beneficiary designation, the annuitant's estate will be the beneficiary.

Regardless of whether a death benefit is payable, if the annuitant dies and any contract owner is not an individual, distribution rules under federal tax law will apply. You should consult your tax advisor for more information if the contract owner is not an individual.

Beneficiary
The beneficiary is named by you in a written request. The beneficiary is the person who receives any death benefit proceeds. The beneficiary may become the successor contract owner if the contract owner who is a spouse (or the annuitant if the contract owner is other than an individual) dies before the income phase start date. We pay death benefits to the primary beneficiary.

If the beneficiary dies before the annuitant or the contract owner, the death benefit proceeds are paid to the contingent beneficiary, if any. If there is no surviving beneficiary, we pay the death benefit proceeds to the contract owner's estate.

One or more persons may be a beneficiary or contingent beneficiary. In the case of more than one beneficiary, we will assume any death benefit proceeds are to be paid in equal shares to the surviving beneficiaries.

All requests for changes must be in writing and submitted to our Customer Service Center in good order. The change will be effective as of the day you sign the request. The change will not affect any payment made or action taken by us before recording the change.

Change of Contract Owner or Beneficiary. During the annuitant's lifetime, you may transfer ownership of a nonqualified contract. A change in ownership may affect the amount of the death benefit, the guaranteed minimum death benefit and/or the death benefit option applied to the contract. The new owner's age, as of the date of the change, will be used as the basis for determining the applicable benefits and charges. The new owner's death will determine when a death benefit is payable.

A change of owner likely has tax consequences. See "Federal Tax Considerations" in this prospectus.

You have the right to change beneficiaries during the annuitant's lifetime unless you have designated an irrevocable beneficiary. If you have designated an irrevocable beneficiary, you and the irrevocable beneficiary may have to act together to exercise some of the rights and options under the contract. In the event of a death claim, we will honor the form of payment of the death benefit specified by the beneficiary to the extent permitted under Section 72(s) of the Tax Code. You may also restrict a beneficiary's right to elect an annuity option or receive a lump sum payment. If so, such rights or options will not be available to the beneficiary.

All requests for changes must be in writing and submitted to our Customer Service Center. Please date your request. The change will be effective as of the day we receive the request. The change will not affect any payment made or action taken by us before recording the change.

Purchase and Availability of the Contract
The minimum initial payment to purchase the contract is $5,000. Currently, this payment may be made either by funds from qualified or nonqualified external sources ("external sources") or by a transfer or rollover from an existing qualified or nonqualified contract or arrangement (the "prior contract") issued by us or one of our affiliates ("internal transfer"). Prior to April 29, 2005, the initial payment was required to be made as an internal transfer and the contract was not available as a nonqualified contract.

There are three option packages available under the contract. You select an option package at time of application. Each option package is unique. The maximum age at which you may purchase the contract is age 80. For Option Package I, we may allow you to purchase the contract up to age 85, provided you are purchasing the contract as an internal transfer where you will receive credit for the surrender charge period accrued under the prior contract, or where there will be no surrender charge under this contract because your prior contract has no surrender charge. We reserve the right to modify these issue age limitations in a nondiscriminatory manner. See "Surrender Charge."

You may make additional premium payments up to the contract anniversary after your 86th birthday. The minimum additional premium payment we will accept is $50 regardless of the option package you select. Under certain circumstances, we may waive the minimum premium payment requirement. We may also change the minimum initial or additional premium requirements for certain group or sponsored arrangements. Any initial or additional premium payment that would cause the contract value of all annuities that you maintain with us to exceed $1,000,000 requires our prior approval.

The contract may currently be purchased by individuals as a nonqualified contract, as a traditional Individual Retirement Annuity ("IRA") under Section 408(b) of the Tax Code, as a Roth IRA under Section 408A of the Tax Code, or a tax-deferred annuity under Section 403(b) of the Tax Code. The contract is not currently available as a Simplified Employer Pension (SEP) Plan under 408(k) or as a Simple IRA under Section 408(P).

Factors to Consider in the Purchase Decision

The contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state tax brackets. **You should not buy this contract: (1) if you are looking for a short-term investment; (2) if you cannot risk getting back less money than you put in; or (3) if your assets are in a plan which provides for tax-deferral and you see no other reason to purchase this contract.** The decision to purchase or participate in the contracts should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:

1) Long-Term Investment - This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½.
2) Investment Risk - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in.
3) Features and Fees - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features.
4) Exchanges - Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to your financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

IRAs and other qualified plans already have the tax-deferral feature found in this contract. For an additional cost, the contract provides other features and benefits including death benefits and the ability to receive a lifetime income. You should not purchase a qualified contract unless you want these other features and benefits, taking into account their cost. See "Fees and Expenses" in this prospectus. **If you are considering Option II or Option III and your contract will be an IRA, see "Federal Tax Considerations - Individual Retirement Annuities" and "Tax Consequences of Living Benefits and Death Benefits" in this prospectus.**

Crediting of Premium Payments

We will process your initial premium in the form of an internal transfer within 2 business days after receipt and allocate the payment according to the instructions you specify at the accumulation unit value next determined, if the application and all information necessary for processing the contract are complete. Subsequent premium payments will be processed within 1 business day if we receive all information necessary. In certain states we also accept additional premium payments by wire order. Wire transmittals must be accompanied by sufficient electronically transmitted data. We may retain your initial premium payment for up to 5 business days while attempting to complete an incomplete application. If the application cannot be completed within this period, we will inform you of the reasons for the delay. We will also return the premium payment immediately unless you direct us to hold the premium payment until the application is completed. If you choose to have us hold the premium payment, it will be held in a non-interest bearing account.

If a subaccount is not available or requested in error, we will make inquiry about a replacement subaccount. If we are unable to reach you or your representative within 5 days, we will consider the application incomplete. Once the completed application is received, we will allocate the payment to the subaccounts and/or Fixed Interest Allocation of Separate Account B specified by you within 2 business days.

If your premium payment was transmitted by wire order from your broker-dealer, we will follow one of the following two procedures after we receive and accept the wire order and investment instructions. The procedure we follow depends on state availability and the procedures of your broker-dealer.

1) If either your state or broker-dealer do not permit us to issue a contract without an application, we reserve the right to rescind the contract if we do not receive and accept a properly completed application or enrollment form within 5 days of the premium payment. If we do not receive the application or form within 5 days of the premium payment, we will refund the contract value plus any charges we deducted, and the contract will be voided. Some states require that we return the premium paid.

2) If your state and broker-dealer allow us to issue a contract without an application, we will issue and mail the contract to you or your representative, together with a Contract Acknowledgement and Delivery Statement for your execution. Until our Customer Service Center receives the executed Contract Acknowledgement and Delivery Statement, neither you nor the broker-dealer may execute any financial transactions on your contract unless they are requested in writing by you. We may require additional information before complying with your request (e.g., signature guarantee).

We will ask about any missing information related to subsequent payments. We will allocate the subsequent payment(s) pro-rata according to the current variable subaccount allocation unless you specify otherwise. Any fixed allocation(s) will not be considered in the pro-rata calculations. If a subaccount is no longer available or requested in error, we will allocate the subsequent payments proportionally among the other subaccounts in your contract allocations. For any subsequent premium payments, the payment designated for a subaccount of Separate Account B will be credited at the accumulation unit value next determined after receipt of your premium payment and instructions.

Once we allocate your premium payment if applicable, to the subaccounts selected by you, we convert the premium payment into accumulation units. We divide the amount of the premium payment allocated to a particular subaccount by the value of an accumulation unit for the subaccount to determine the number of accumulation units of the subaccount to be held in Separate Account B with respect to your contract. The net investment results of each subaccount vary with its investment performance.

In some states, we may require that an initial premium designated for a subaccount of Separate Account B or the Fixed Account be allocated to a subaccount specially designated by the Company (currently, the ING Liquid Assets Portfolio subaccount) during the free look period. After the free look period, we will convert your contract value (your initial premium plus any earnings less any expenses) into accumulation units of the subaccounts you previously selected. The accumulation units will be allocated based on the accumulation unit value next computed for each subaccount. Initial premiums designated for Fixed Interest Allocations will be allocated to a Fixed Interest Allocation with the guaranteed interest period you have chosen; however, in the future we may allocate the premiums to the specially designated subaccount during the free look period.

We may also refuse to accept certain forms of premium payments or loan repayments, if applicable, (traveler's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments. In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning your premium payment and not issuing the contract.

Administrative Procedures
We may accept a request for contract service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the contract value next determined only after you have met all administrative requirements. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions (for example, a facsimile withdrawal request form), even if appropriate identifying information is provided.

Sending Forms and Written Requests in Good Order

If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact your local representative or the Customer Service Center to learn what information is required in order for the request to be in "good order." By contacting us, we can provide you with the appropriate administrative form for your requested transaction.

Contract Value

We determine your contract value on a daily basis beginning on the contract date. Your contract value is the sum of (a) the contract value in the Fixed Interest Allocations, and (b) the contract value in each subaccount in which you are invested.

Contract Value in the Subaccounts. On the contract date, the contract value in the subaccount in which you are invested is equal to the initial premium paid that was designated to be allocated to the subaccount. On the contract date, we allocate your contract value to each subaccount and/or a Fixed Interest Allocation specified by you, unless the contract is issued in a state that requires the return of premium payments during the free look period, in which case, the portion of your initial premium not allocated to a Fixed Interest Allocation may be allocated to a subaccount specially designated by the Company during the free look period for this purpose (currently, the ING Liquid Assets Portfolio subaccount).

On each business day after the contract date, we calculate the amount of contract value in each subaccount as follows:

(1) We take the contract value in the subaccount at the end of the preceding business day.

(2) We multiply (1) by the subaccount's Net Rate of Return since the preceding business day.

(3) We add (1) and (2).

(4) We add to (3) any additional premium payments and then add or subtract any transfers to or from that subaccount.

(5) We subtract from (4) any withdrawals and any related charges, and then subtract any contract fees (including any optional rider charges) and premium taxes.

Cash Surrender Value

The cash surrender value is the amount you receive when you surrender the contract. The cash surrender value will fluctuate daily based on the investment results of the subaccounts in which you are invested and interest credited to Fixed Interest Allocations and any Market Value Adjustment. See the Fixed Account II prospectus for a description of the calculation of values under any Fixed Interest Allocation. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your contract value, then we adjust for any Market Value Adjustment, then we deduct any surrender charge, any charge for premium taxes, the annual contract administrative fee, and any other charges incurred but not yet deducted.

Surrendering to Receive the Cash Surrender Value

You may surrender the contract at any time while the annuitant is living and before the income phase start date. A surrender will be effective on the date your written request and the contract are received at our Customer Service Center. We will determine and pay the cash surrender value at the price next determined after receipt of all paperwork required in order for us to process your surrender. Once paid, all benefits under the contract will be terminated. For administrative purposes, we will transfer your money to a specially designated subaccount (currently the ING Liquid Assets Portfolio subaccount) prior to processing the surrender. This transfer will have no effect on your cash surrender value. You may receive the cash surrender value in a single sum payment or apply it under one or more annuity options. We will usually pay the cash surrender value within 7 days.

Consult your tax advisor regarding the tax consequences associated with surrendering your contract. A surrender made before you reach age 59½ may result in a 10% tax penalty. See "Federal Tax Considerations" for more details.

The Subaccounts

Each of the subaccounts of Separate Account B offered under this prospectus invests in a fund with its own distinct investment objectives and policies.

Addition, Deletion or Substitution of Subaccounts and Other Changes
We may make additional subaccounts available to you under the contract. These subaccounts will invest in funds we find suitable for your contract. We may also withdraw or substitute funds, subject to the conditions in your contract and compliance with regulatory requirements.

We may amend the contract to conform to applicable laws or governmental regulations. If we feel that investment in any of the funds has become inappropriate to the purposes of the contract, we may, with approval of the SEC (and any other regulatory agency, if required) combine two or more subaccounts or substitute another portfolio for existing and future investments. If you have elected the dollar cost averaging, systematic withdrawals, or automatic rebalancing programs or if you have other outstanding instructions, and we substitute or otherwise eliminate a portfolio which is subject to those instructions, we will execute your instructions using the substitute or proposed replacement portfolio unless you request otherwise. The substitute or proposed replacement portfolio may have higher fees and charges than any portfolio it replaces.

We also reserve the right to: (i) deregister Separate Account B under the 1940 Act; (ii) operate Separate Account B as a management company under the 1940 Act if it is operating as a unit investment trust; (iii) operate Separate Account B as a unit investment trust under the 1940 Act if it is operating as a managed separate account; (iv) restrict or eliminate any voting rights as to Separate Account B; and (v) combine Separate Account B with other accounts.

We will, of course, provide you with written notice before any of these changes are effected.

The Fixed Account
The Fixed Account is a segregated asset account which contains the assets that support a contract owner's Fixed Interest Allocations. See Appendix C and the Fixed Account II prospectus for more information. To obtain a copy of the Fixed Account II prospectus, write to our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call 1-800-366-0066, or access the SEC's website (http://www.sec.gov).

State Variations
Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus. This prospectus provides a general description of the contract. Your actual contract, any endorsements and riders are the controlling documents.

Other Products
We and our affiliates offer various other products with different features and terms than the contracts, and that may offer some or all of the same funds. These products have different benefits, fees and charges, and may or may not better match your needs. Please note that some of the Company's management personnel and certain other employees may receive a portion of their employment compensation based on the amount of contract values allocated to funds affiliated with ING. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact our Customer Service Center or your registered representative. Also, broker/dealers selling the contract may limit its availability or the availability of an optional feature (for example, by imposing restrictions on eligibility), or decline to make an optional feature available. Please talk to your registered representative for further details.

OPTIONAL RIDERS

Subject to state availability and the conditions noted below, you may elect one of the three optional benefit riders discussed below. **You may add only one of these three riders to your contract. Each rider has a separate charge.** We do, however, reserve the right to allow the purchase of more than one optional living benefit rider in the future, as well as the right to allow contract owners to replace the ING LifePay rider with the ING Joint LifePay rider. Once elected, the riders generally may not be cancelled. You may not remove the rider and charges will be assessed regardless of the performance of your contract. Please see "Charges and Fees - Optional Rider Charges" for information on rider charges.

The optional riders may not be available for all investors. You should analyze each rider thoroughly and understand it completely before you elect to purchase one. The optional riders do not guarantee any return of principal or premium payments and do not guarantee performance of any specific fund under the contract. The ING LifePay and ING Joint LifePay riders may also impact the death benefit amount under the contract. You should consult a qualified financial adviser in evaluating the riders.

The optional riders may not be approved in all states. Check with our Customer Service Center for availability in your state. The telephone number is 1-800-366-0066.

Rider Date. The rider date is the date the optional benefit rider becomes effective. The rider date is also the contract date if you purchase the rider when the contract is issued.

No Cancellation. Once you purchase a rider, you may not cancel it unless you a) cancel the contract during the contract's free look period, b) surrender, c) begin income phase payments, or d) otherwise terminate the contract pursuant to its terms. These events automatically cancel any rider. Once the contract continues beyond the free look period, you may not cancel the rider. The Company may, at its discretion, cancel and/or replace a rider at your request in order to renew or reset a rider.

Termination. The optional riders are "living benefits," which means the guaranteed benefits offered by the riders are intended to be available to you while you are living and while your contract is in the accumulation phase. Generally, the optional riders automatically terminate if you:

1) Terminate your contract pursuant to its terms during the accumulation phase, surrender, or begin receiving income phase payments in lieu of payments under the rider;

2) Die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the contract is a custodial IRA), unless your spouse elects to continue the contract or if you have selected the ING Joint LifePay rider; or

3) Change the owner of the contract.

Other circumstances that may cause a rider to terminate automatically are discussed below with each rider.

Minimum Guaranteed Income Benefit (MGIB) Rider. The MGIB rider is an optional benefit which guarantees a minimum amount of income phase income will be available to you if you initiate income phase payments on the MGIB Date (defined below), regardless of fluctuating market conditions. The minimum guaranteed amount of income phase income will depend on the amount of premiums you pay during the first rider year, the amount of contract value you allocate or transfer to Special Funds or Excluded Funds, and any withdrawals you take while the rider is in effect. Thus, investing in Special Funds or Excluded Funds may limit the MGIB benefit.

    Purchase. To purchase the MGIB rider, you must be age 70 or younger on the rider date and the ten-year waiting period must end at or prior to the latest income phase start date. Some broker dealers may limit availability of the rider to younger ages. Generally, the MGIB rider must be purchased (i) on the contract date, or (ii) within thirty days after the contract date. We may allow election at other times at our discretion. **There is a ten-year waiting period before you can elect income phase payments under the MGIB rider.**

    The MGIB Date. If you purchased the MGIB rider on the contract date or added the MGIB rider within 30 days following the contract date, the MGIB Date is the contract anniversary on or after the tenth contract anniversary when you decide to exercise your right to begin income phase payments under the MGIB rider. If you added the MGIB rider at any other time, your MGIB Date is the contract anniversary at least 10 years after the rider date when you decide to exercise your right to begin income phase payments under the MGIB rider.

    Special Funds. The following investment options are designated as Special Funds for purposes of calculating the MGIB Benefit Base: the ING Liquid Assets Portfolio, the ING PIMCO Core Bond Portfolio, the ING PIMCO Total Return Portfolio, the ING VP Intermediate Bond Portfolio, the ING Oppenheimer Strategic Income Portfolio, the ING Solution Income Portfolio, the PIMCO VIT Real Return Portfolio, the Fixed Account, and the Fixed Interest Division. Please see "Covered Funds, Special Funds, and Excluded Funds." No investment options are currently designated as Excluded Funds.

    Charges. The charge we deduct under the MGIB Rider is 0.60% annually of the MGIB Benefit Base. The calculation of the MGIB Benefit Base is described in "Determining the MGIB Annuity Income," below.

How the MGIB Rider Works. Ordinarily, the amount of income that will be available to you on the income phase start date is based on your contract value, the income phase option you selected and the guaranteed income factors in effect on the date you start receiving income phase payments. If you purchase the MGIB rider, the amount of income that will be available to you upon starting income phase payments on the MGIB Date is the greatest of:

1) Your income phase income based on your contract value on the MGIB Date adjusted for any Market Value Adjustment (see Appendix C and the Fixed Account II prospectus) applied to the guaranteed income factors specified in your contract for the income phase option you selected;

2) Your income phase income based on your contract value on the MGIB Date adjusted for any Market Value Adjustment (see Appendix C and the Fixed Account II prospectus) applied to the then-current income factors in effect for the income phase option you selected; or

3) The MGIB annuity income based on your MGIB Benefit Base on the MGIB Date applied to the MGIB income factors specified in your rider for the MGIB annuity option you selected. Prior to applying the MGIB income factors, we will adjust the MGIB Benefit Base for any surrender charge, premium tax recovery and Market Value Adjustment (see Appendix C and the Fixed Account II prospectus) that would otherwise apply when starting the income phase.

The guaranteed factors contained in the MGIB rider generally provide lower payout per $1,000 of value applied than the guaranteed factors found in your contract. Although the minimum income provided under the rider can be determined in advance, the contract value in the future is unknown, so the income provided under a contract with the MGIB rider attached may be greater or less than the income that would be provided under the contract without the rider. Generally, the income calculated under the rider will be greater than the income provided under the contract whenever the MGIB Benefit Base (greater of the Rollup and Ratchet Bases) is sufficiently in excess of the contract value to offset the additional conservatism reflected in the rider's income factors compared to those in the contract. The income factors in the MGIB rider generally reflect a lower interest rate and more conservative mortality than the income factors in the contract. The degree of relative excess that the income factors require to produce more income will vary for each individual circumstance. If the contract value exceeds the MGIB Benefit Base at the time the income phase starts, the contract will generally produce greater income than the rider. Please see Appendix H - Examples of Minimum Guaranteed Income Benefit Calculation.

The MGIB Benefit Base is only a calculation used to determine the MGIB annuity income. The MGIB Benefit Base does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It is also not used in determining the amount of your cash surrender value and death benefits. The MGIB Benefit Base is tracked separately for Covered, Special and Excluded Funds, based on initial allocation of eligible premium (or contract value, if applicable) and subsequently allocated eligible premiums, withdrawals and transfers. Contract value, rather than eligible premium is used as the initial value if the rider is added after the contract date.

Prior to your latest income phase start date, you may choose to exercise your right to receive payments under the MGIB rider. Payments under the rider begin on the MGIB Date. **We require a 10-year waiting period before you can elect to receive payments under the MGIB rider benefit.** The MGIB must be exercised in the 30-day period prior to the end of the waiting period or any subsequent contract anniversary. At your request, the Company may in its discretion extend the latest contract income phase start date without extending the MGIB Date.

Determining the MGIB Annuity Income. On the MGIB Date, we calculate your MGIB annuity income as follows:

1) **We first determine your MGIB Benefit Base:** The MGIB Benefit Base is equal to the greater of the MGIB Rollup Base and the MGIB Ratchet Base, which may be reduced by an amount equal to the ratio of any outstanding loan balance (where applicable) to the contract value multiplied by the MGIB Base.

   a) **Calculation of MGIB Rollup Base**

   The MGIB Rollup Base is equal to the lesser of the Maximum MGIB Base and the sum of (a), (b), and (c) where:

   (a) is the MGIB Rollup Base for Covered Funds;
   (b) is the MGIB Rollup Base for Special Funds; and
   (c) is the contract value of Excluded Funds.

   The Maximum MGIB Base applicable to the MGIB Rollup Base is 300% of eligible premiums adjusted pro-rata for withdrawals. This means that the Maximum MGIB Base is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value. The Maximum MGIB Base is not allocated by fund category.

   The MGIB Rollup Base allocated to Covered Funds equals the eligible premiums allocated to Covered Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect, accumulated at the MGIB Rate to the earlier of the oldest owner reaching age 80 and the MGIB Rollup Base reaching the Maximum MGIB Base. The MGIB Rollup Base accumulates at 0% thereafter. The MGIB Rate is currently 5%. The MGIB Rate is an annual effective rate. We may, at our discretion, discontinue offering this rate. The MGIB Rate will not change for those contracts that have already purchased the MGIB rider.

   The MGIB Rollup Base allocated to Special Funds equals the eligible premiums allocated to Special Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect. The MGIB Rate does not apply to the MGIB Rollup Base allocated to Special Funds, so the MGIB Rollup Base allocated to Special Funds does not accumulate.

   The MGIB Rollup Base allocated to Excluded Funds equals the eligible premiums allocated to Excluded Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect, accumulated at the MGIB rate to the earlier of the oldest owner reaching age 80 and the MGIB Rollup Base reaching the Maximum MGIB Base, and at 0% thereafter. **The MGIB Rollup Base allocated to Excluded Funds is used only for transfer adjustments and rider charges. It is not included in the MGIB Rollup Base used to determine benefits.**

   Eligible premiums are those premiums paid within one year of purchasing the MGIB rider. Premiums paid after that date are excluded from the MGIB Rollup Base.

   Withdrawals reduce the MGIB Rollup Base on a pro-rata basis. The percentage reduction in the MGIB Rollup Base for each fund category (i.e. Covered, Special or Excluded) equals the percentage reduction in contract value in that fund category resulting from the withdrawal. This means that the MGIB Rollup Base for Covered Funds, Special Funds or Excluded Funds is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value allocated to Covered Funds, Special Funds or Excluded Funds. For example, if the contract value in Covered Funds is reduced by 25% as the result of a withdrawal, the MGIB Rollup Base allocated to Covered Funds is also reduced by 25% (rather than by the amount of the withdrawal).

Because the MGIB Rollup Base is tracked separately for Covered, Special and Excluded Funds, when you make transfers between Covered, Special Funds and Excluded Funds, there is an impact on the MGIB Rollup Base. Net transfers between Covered Funds and Special Funds will reduce the MGIB Rollup Base allocated to Covered Funds or Special Funds, as applicable, on a pro-rata basis. This means that the MGIB Rollup Base allocated to Covered Funds or Special Funds will be reduced by the same percentage as the transfer bears to the contract value allocated to Covered Funds or Special Funds. For example, if the contract value in Covered Funds is reduced by 25% as the result of the transfer, the MGIB Rollup Base allocated to Covered Funds is also reduced by 25% (rather than by the amount of the transfer). The resulting increase in the MGIB Rollup Base allocated to Special or Excluded Funds, as applicable, will equal the reduction in the MGIB Rollup Base allocated to Covered Funds. Transfers from Special Funds to Covered Funds are treated in the same way.

Net transfers from Excluded Funds will reduce the MGIB Rollup Base allocated to Excluded Funds on a pro-rata basis. The resulting increase in the MGIB Rollup Base allocated to Covered or Special Funds, as applicable, will equal the lesser of the contract value transferred and the reduction in the MGIB Rollup Base allocated to Excluded Funds.

b) Calculation of MGIB Ratchet Benefit Base

The MGIB Ratchet Benefit Base is equal to the sum of (a) and (b) where:

(a) is the MGIB Ratchet Base for Covered Funds and Special Funds; and
(b) is the contract value for Excluded Funds.

The MGIB Ratchet Base for Covered Funds, Special Funds and Excluded Funds equals:

• On the rider date, eligible premiums or the contract value (if the rider is added after the contract date) allocated to Covered Funds, Special Funds and Excluded Funds;

• On each contract anniversary date prior to attainment of age 90, the MGIB Ratchet Base for Covered Funds, Special Funds and Excluded Funds is set equal to the greater of:

  1) the current contract value allocated to Covered Funds, Special Funds and Excluded Funds (after any deductions occurring on that date); and

  2) the MGIB Ratchet Base for Covered Funds, Special Funds and Excluded Funds from the prior contract anniversary date, adjusted for any new eligible premiums and withdrawals attributable to Covered Funds, Special Funds or Excluded Funds and transfers.

• At other times, the MGIB Ratchet Base for Covered Funds, Special Funds and Excluded Funds is the MGIB Ratchet Base from the prior contract anniversary date, adjusted for subsequent eligible premiums and withdrawals attributable to Covered Funds, Special Funds or Excluded Funds and transfers.

The MGIB Ratchet Base allocated to Excluded Funds is used only for transfer adjustments and rider charges. It is not included in the MGIB Ratchet Benefit Base used to determine benefits.

2) **Then we determine the MGIB income phase income by multiplying your MGIB Benefit Base (adjusted for any Market Value Adjustment (see Appendix C and the Fixed Account II prospectus), surrender charge and premium taxes) by the income factor, and then divide by $1,000.**

MGIB Income Options
The following are the MGIB Income Options available under the MGIB Rider:

    (i)   Income for Life (Single Life or Joint with 100% Survivor) and 10-20 years certain;

    (ii) Income for 20-30 years certain; and

    (iii) Any other income plan offered by the Company in conjunction with the MGIB rider on the MGIB Date.

Once during the life of the contract, you have the option to elect to apply up to 50% of the MGIB Benefit Base to one of the MGIB Income Options available under the rider. This option may only be exercised on a contract anniversary at or after the end of the waiting period. The portion of the MGIB Benefit Base so applied will be used to determine the MGIB income, as is otherwise described in the prospectus. The contract value will be reduced on a pro-rata basis. Any subsequent exercise of your right to receive payments under the MGIB rider must be for 100% of the remaining value. The election of partial payments under the MGIB Benefit Base does not affect your right to initiate the income phase under the contract without regard to the rider. The amount applied to these partial payments will be treated as a withdrawal for purposes of adjusting contract and rider values.

Please note that if you elect partial payments, they will be tax reported as withdrawals. Please consult your tax adviser before making this election, as the taxation of this election is uncertain.

    Early MGIB. Prior to the MGIB Date, you may elect to receive Early MGIB benefits by providing a written request to our Customer Service Center within 30 days prior to an Early MGIB Exercise Date, which is a contract anniversary prior to the MGIB Date. Your election to receive Early MGIB benefits will become effective as of the Early MGIB Exercise Date following receipt of this request in good order. **The first Early MGIB Exercise Date is specified in your rider and is currently the first contract anniversary which is at least 5 years after the rider date.**

If you elect to receive Early MGIB benefits, the MGIB annuity income will be will be determined as noted above in "Determining the MGIB Annuity Income," but will be adjusted by using an Age Setback formula. Under this formula, the MGIB annuity income will equal the MGIB Benefit Base multiplied by the adjusted MGIB income factors, which are equal to the MGIB income factors defined in "Determining the MGIB Annuity Income" above, adjusted using age setbacks to compensate for the early entry into the income phase. The adjusted MGIB income factors are determined by adjusting the contract owner's age for each whole or partial rider year between the Early MGIB Exercise Date and the 10th contract anniversary after the rider date.

For example, if a 65 year-old contract owner is in the 6th year of the MGIB rider and elects to receive Early MGIB benefits, the MGIB income factors used to determine the MGIB annuity income would be adjusted by using the MGIB income factors for a 61 year-old contract owner, because the contract owner's age (65) is adjusted by subtracting the four years remaining until the 10th contract anniversary occurring after the rider date.

    No Change of Annuitant. Once you purchase the MGIB rider, the annuitant may not be changed except for the following exception. If an annuitant who is not a contract owner dies prior to entry into the income phase, a new annuitant may be named in accordance with the provisions of your contract. The MGIB Benefit Base is unaffected and continues to accumulate.

    Notification. On or about 30 days prior to the MGIB Date, we will provide you with notification which will include an estimate of the amount of MGIB annuity income available if you choose to exercise it. We will determine the actual amount of the MGIB annuity income as of the MGIB Date.

The MGIB rider does not restrict or limit your right to enter the income phase at any time permitted under the contract. The MGIB rider does not restrict your right to enter the income phase using contract values that may be higher than the MGIB annuity benefit.

The benefits associated with the MGIB rider are available only if you enter the income phase under the rider and in accordance with the provisions set forth above. Election of Early MGIB Benefits may result in a lesser stream of income payments than waiting the entire 10 year waiting period. Initiating the income phase using the MGIB rider may result in a more favorable stream of income payments, and different tax consequences, under your contract. Because the MGIB rider is based on conservative actuarial factors, the level of lifetime income that it guarantees may be less than the level that might be provided by the application of your contract value to the contract's applicable income phase factors. You should consider all of your options at the time you begin the income phase of your contract.

ING LifePay Minimum Guaranteed Withdrawal Benefit (ING LifePay) Rider. The ING LifePay rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the contract for the lifetime of the annuitant, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

    Purchase. In order to elect the ING LifePay rider, the annuitant must be the owner or one of the owners, unless the owner is a non-natural person. Joint annuitants are not allowed. The minimum issue age is 50 and the maximum issue age is 80. The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the contract anniversary on which the rider is effective. Some broker-dealers may limit availability of the rider to ages younger than 80, but in no event less than 50. The ING LifePay rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below. The Company in its discretion may allow the rider to be elected during the 30-day period preceding a contract anniversary. Such election must be received in good order, including compliance with the investment option restrictions described below. The rider will be effective as of that contract anniversary.

    Lifetime Guaranteed Withdrawal Status. This status begins on the rider date and continues until the earliest of:

1) the income phase start date;

2) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;

3) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;

4) the surrender of the contract; or

5) the death of the contract owner (or in the case of joint owners, the first contract owner, or the annuitant in the case of a custodial IRA) unless your spouse beneficiary elects to continue the contract.

For more information about the effect of a withdrawal reducing the contract value to zero, please see "Lifetime Automatic Periodic Benefit Status" below.

As described below, certain features of the ING LifePay rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

    How the ING LifePay Rider Works. The ING LifePay Withdrawal Benefit rider has two phases. The first phase, called the Growth Phase, begins on the rider date and ends as of the business day before the first withdrawal is taken (or when the income phase start date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date of the first withdrawal (other than investment advisory fees, as described below) or the income phase start date, whichever occurs first.

During the accumulation phase of the contract, the ING LifePay rider may be in either the Growth Phase or the Withdrawal Phase. The ING LifePay rider is initially in Lifetime Guaranteed Withdrawal Status. While in this status you may terminate the ING LifePay rider by electing to enter the income phase and begin receiving income phase payments. However, if you have not elected to begin receiving income phase payments, and the ING LifePay rider enters Lifetime Automatic Periodic Benefit Status because the contract value has been reduced to zero, the ING LifePay rider and contract terminate (other than those provisions regarding the payment of the Maximum Annual Withdrawal, as described below) and you can no longer elect to receive income phase payments.

Benefits paid under the ING LifePay rider require the calculation of the Maximum Annual Withdrawal. The ING LifePay Base (referred to as the "MGWB Base" in the contract) is used to determine the Maximum Annual Withdrawal as follows.

1) If you purchased the ING LifePay rider on the contract date, the initial ING LifePay Base is equal to the initial premium.

2) If you purchased the ING LifePay rider after the contract date, the initial ING LifePay Base is equal to the contract value on the rider date.

3) The initial ING LifePay Base is increased dollar-for-dollar by premiums received during the Growth Phase ("eligible premiums"). The ING LifePay Base is also increased to equal the contract value if the contract value is greater then the current ING LifePay Base on each quarterly contract anniversary after the effective date of the rider, during the Growth Phase. The ING LifePay Base has no additional impact on the calculation of income phase payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING LifePay Base or the Maximum Annual Withdrawal. However, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal if you choose to reset the ING LifePay rider (see "ING LifePay Reset Option," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals 5% of the greater of 1) the contract value and 2) the ING LifePay Base as of the last day of the Growth Phase. The first withdrawal after the rider date (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, after calculation of the Maximum Annual Withdrawal.

If the ING LifePay rider is in the Growth Phase, and the income phase commencement date is reached, the rider will enter the Withdrawal Phase and the income phase will begin. In lieu of the income phase payment options available under the contract, you may elect a life-only income phase payment option under which we will pay the greater of the income phase payout under the contract and annual payments equal to the Maximum Annual Withdrawal.

Withdrawals in a contract year that do not exceed the Maximum Annual Withdrawal do not reduce the Maximum Annual Withdrawal. However, if withdrawals in any contract year exceed the Maximum Annual Withdrawal, the Maximum Annual Withdrawal will be reduced on a pro-rata basis. This means that the Maximum Annual Withdrawal will be reduced by the same proportion that the withdrawal in excess of the Maximum Annual Withdrawal (the "excess withdrawal") is of the contract value determined:

1) before the withdrawal, for the excess withdrawal; and

2) after the withdrawal for the amount withdrawn up to the Maximum Annual Withdrawal (without regard to the excess withdrawal).

When a withdrawal is made, the total withdrawals taken in a contract year are compared with the current Maximum Annual Withdrawal. To the extent the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any applicable Market Value Adjustment or surrender charges will not be applied to the withdrawal. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, any surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal. See Appendix E, Illustration 1 and 2 for an example of this concept.

Required Minimum Distributions. Withdrawals taken from this contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for the purposes of the rider, and will begin the Withdrawal Phase if the Withdrawal Phase has not already started. Any such withdrawal that exceeds the Maximum Annual Withdrawal for a specific contract year, will not be deemed excess withdrawals in that contract year for purposes of the ING LifePay rider, subject to the following rules:

1) If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.

2) You may withdraw the Additional Withdrawal Amount from this contract without it being deemed an excess withdrawal.

3) Any withdrawals taken in a contract year will count first against the Maximum Annual Withdrawal for that contract year.

4) Once the Maximum Annual Withdrawal for the then current contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal, other than Required Minimum Distributions will count against and reduce any Additional Withdrawal Amount.

5) Withdrawals that exceed the Additional Withdrawal Amount are excess withdrawals and will reduce the Maximum Annual Withdrawal on a pro-rata basis, as described above.

6) The Additional Withdrawal Amount is reset to zero at the end of each calendar year, and remains at zero until it is reset in January of the following calendar year, even if, pursuant to the Tax Code, the contract owner may take a Required Minimum Distribution for that calendar year after the end of the calendar year. The Additional Withdrawal Amount when recalculated, will not include your Required Minimum Distribution for a calendar year, or any portion thereof, that may otherwise be taken after that calendar year's end.

7) If the contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be set equal to the amount in excess of the Additional Withdrawal Amount necessary to satisfy the Required Minimum Distribution (if any).

See Appendix E, Illustration 3.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING LifePay Base on a pro-rata basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the rider will terminate due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Lifetime Guaranteed Withdrawal Status, the rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the rider, you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the rider enters Lifetime Automatic Periodic Benefit Status,

1) the contract will provide no further benefits other than as provided in the ING LifePay rider;

2) no further premium payments will be accepted; and

3) any other riders attached to the contract will terminate, unless otherwise specified in the rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

If the Maximum Annual Withdrawal exceeds the net withdrawals taken the contract year when the ING LifePay rider enters Lifetime Automatic Periodic Benefit Status (including the withdrawal that results in the contract value decreasing to zero), that difference will be paid immediately to the contract owner. The periodic payments will begin on the last day of the first full contract year following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

ING LifePay Reset Option. Beginning one year after the Withdrawal Phase begins, you may choose to reset the Maximum Annual Withdrawal, if 5% of the contract value would be greater than your current Maximum Annual Withdrawal. You must elect to reset by a request in a form satisfactory to us. On the date the request is received (the "Reset Effective Date"), the Maximum Annual Withdrawal will increase to be equal to 5% of the contract value on the Reset Effective Date. The reset option is only available when the rider is in Lifetime Guaranteed Withdrawal Status.

After exercising the reset option, you must wait one year before electing to reset again. We will not accept a request to reset if the new Maximum Annual Withdrawal on the date the request is received would be less than your current Maximum Annual Withdrawal.

If the reset option is exercised, the charge for the ING LifePay rider will be equal to the charge then in effect for a newly purchased rider but will not exceed the maximum annual charge of 1.20%. However, we guarantee that the rider charge will not increase for resets exercised within the first five contract years. See Appendix I, Illustration 4.

Investment Option Restrictions. In order to mitigate the insurance risk inherent in our guarantee to provide you with lifetime payments (subject to the terms and restrictions of the ING LifePay rider), we require that your contract value be allocated in accordance with certain limitations. In general, to the extent that you choose not to invest in the Accepted Funds, we require that 20% of such contract value be invested in the Fixed Allocation Fund. See "Fixed Allocation Fund Automatic Rebalancing" below.

The ING GET U.S. Core Portfolio is not available as an investment option if you have chosen the ING LifePay rider.

Accepted Funds. Currently the Accepted Funds are the ING Solution 2015 Portfolio, ING Solution 2025 Portfolio, ING Solution 2035 Portfolio, ING Solution Income Portfolio, ING Liquid Assets Portfolio, Fixed Account II, and the Fixed Interest Division. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. The ING VP Intermediate Bond Fund is designated as the Fixed Allocation Fund. If the rider is not continued under the spousal continuation right when available, the Fixed Allocation Fund will be reclassified as a Special Fund as of the contract continuation date if it would otherwise be designated as a Special Fund for the purposes of the contract's death benefits.

For purposes of calculating any applicable death benefit guaranteed under the contract, any allocation of contract value to a Fixed Allocation Fund will be considered a Covered Fund allocation while the rider is in effect.

Other Funds. All portfolios available under the contract other than Accepted Funds and the Fixed Allocation Fund are considered Other Funds.

Fixed Allocation Fund Automatic Rebalancing. If the contract value in the Fixed Allocation Fund is less than 20% of the contract value allocated to the Fixed Allocation Fund and Other Funds on any ING LifePay Rebalancing Date, we will automatically rebalance the contract value allocated to Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Fund. Accepted Funds are excluded from Fixed Allocation Fund Automatic Rebalancing. Any rebalancing is done on a pro-rata basis among the Fixed Allocation Fund and Other Funds and will be the last transaction processed on that date. The ING LifePay Rebalancing Dates occur on each contract anniversary and after the following transactions:

1) receipt of additional premiums;

2) transfer or reallocation among Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and

3) withdrawals from a Fixed Allocation Fund or Other Fund.

Fixed Allocation Fund Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Fund Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix J - Examples of Fixed Allocation Fund Automatic Rebalancing."

In certain circumstances, Fixed Allocation Fund Automatic Rebalancing may result in a reallocation into the Fixed Allocation Fund even if you have not previously been invested in it. See "Appendix J – Examples of Fixed Allocation Fund Automatic Rebalancing, Example I." **By electing to purchase the ING LifePay rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Fund. You should not purchase the ING LifePay rider if you do not wish to have your contract value reallocated in this manner.**

Death of Owner or Annuitant. The ING LifePay rider and charges terminate on the earlier of:

1) if the rider is in Lifetime Guaranteed Withdrawal status, the date of receipt of due proof of death ("notice date") of the contract owner (or in the case of joint contract owners, the death of the first owner) or the annuitant if there is a non-natural owner; or

2) the date the rider enters Lifetime Automatic Periodic Benefit status.

Under 1), above, the rider terminates on the death of the first owner, even if the owner is not the annuitant. **Thus, you should not purchase this rider with multiple owners, unless the owners are spouses.** Under 2), above, we will continue to pay the periodic payments that the owner was receiving under the ING LifePay rider to the annuitant. No other death benefit is payable in this situation.

Continuation After Death - Spouse. If the surviving spouse of the deceased owner continues the contract (see, "Death Benefit Choices - Continuation After Death - Spouse"), this rider will also continue, provided the following conditions are met:

1) The spouse is at least 50 years old on the date the contract is continued; and

2) The spouse becomes the annuitant and sole contract owner.

If the rider is in the Growth Phase at the time of spousal continuation:

1) The rider will continue in the Growth Phase;

2) On the date the rider is continued, the ING LifePay Base will be reset to equal the then current contract value; and

3) The ING LifePay charges will restart and be the same as were in effect prior to the notice date.

If the rider is in the Withdrawal Phase at the time of spousal continuation:

1) The rider will continue in the Withdrawal Phase;

2) On the contract anniversary following the date the rider is continued,

   (a) If the surviving spouse had not been the annuitant before the owner's death, the Maximum Annual Withdrawal is recalculated by multiplying the contract value on that contract anniversary by 5%, and the Maximum Annual Withdrawal is considered to be zero from the notice date to that contract anniversary. Withdrawals are permitted pursuant to the other provisions of the contract. Withdrawals causing the contract value to fall to zero will terminate the contract and rider.

   (b) If the surviving spouse was the annuitant before the owner's death, the Maximum Annual Withdrawal is recalculated as the greater of the Maximum Annual Withdrawal on the notice date (adjusted for excess withdrawals thereafter) and the Maximum Annual Withdrawal resulting from multiplying the contract value on that contract anniversary by 5%. The Maximum Annual Withdrawal does not go to zero on the notice date, and withdrawals may continue under the rider provisions.

3) The rider charges will restart on the contract anniversary following the date the rider is continued and will be the same as were in effect prior to the notice date.

Change of Owner or Annuitant. Other than as provided above under "Continuation After Death – Spouse," you may not change the annuitant. The rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1) spousal continuation as described above;

2) change of owner from one custodian to another custodian;

3) change of owner from a custodian for the benefit of an individual to the same individual;

4) change of owner from an individual to a custodian for the benefit of the same individual;

5) collateral assignments;

6) change in trust as owner where the individual owner and the grantor of the trust are the same individual;

7) change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual; and

8) change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual.

Surrender Charges. If you elect the ING LifePay rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your Contract value is zero, the periodic payments under the ING LifePay rider are not subject to surrender charges.

Loans. The portion of any Contract value used to pay off an outstanding loan balance will reduce the ING LifePay Base or Maximum Annual Withdrawal as applicable. We do not recommend the ING LifePay rider if loans are contemplated.

Effect of ING LifePay Rider on Death Benefit. If you die before Lifetime Automatic Periodic Benefit Status begins under the ING LifePay rider, the death benefit is payable, but the rider terminates. However, if the beneficiary is the owner's spouse, and the spouse elects to continue the contract, the death benefit is not payable until the spouse's death. **Thus, you should not purchase this rider with multiple owners, unless the owners are spouses.** See "ING LifePay Minimum Guaranteed Withdrawal Benefit Rider – Death of Owner or Annuitant for further information."

While in Lifetime Automatic Periodic Benefit Status, if the owner who is not the annuitant dies, we will continue to pay the periodic payments that the owner was receiving under the ING LifePay rider to the annuitant. While in Lifetime Automatic Periodic Benefit Status, if an owner who is also the annuitant dies, the periodic payments will stop. No other death benefit is payable.

ING Joint LifePay Minimum Guaranteed Withdrawal Benefit (ING Joint LifePay) Rider. Effective August 21, 2006, and subject to state availability, you may elect to purchase the optional ING Joint LifePay rider. The ING Joint LifePay rider is only available for contracts issued on or after January 1, 2006, and is currently only available if you have not already purchased an optional living benefit rider. The ING Joint LifePay rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals you may take from the contract for the lifetime of both you and your spouse, even if these withdrawals deplete your contract value to zero. Annual withdrawals in excess of the annual withdrawal amount allowed under the rider will reduce the amount of allowable future annual withdrawals, and may result in your inability to receive lifetime payments under the rider. You may wish to purchase this rider if you are married and are concerned that you and your spouse may outlive your income.

    Purchase. The ING Joint LifePay rider is only available for purchase by individuals who are married at the time of purchase and eligible to elect spousal continuation (as defined by the Tax Code) when the death benefit becomes payable. We refer to these individuals as spouses. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay rider. See "Ownership, Annuitant, and Beneficiary Designation Requirements" below.

The minimum issue age is 60 and the maximum issue age is 80. Both spouses must meet these issue age requirements on the contract anniversary on which the ING Joint LifePay rider is effective. Some broker-dealers may limit the maximum issue age to ages younger than age 80, but in no event lower than age 60. We reserve the right to change the minimum or maximum issue ages on a nondiscriminatory basis. The ING Joint LifePay rider is currently only available if you have not already purchased an optional living benefit rider. We do, however, reserve the right to allow the purchase of more than one optional living benefit rider in the future, as well as the right to allow contract owners to replace the ING LifePay rider with the ING Joint LifePay rider. The ING Joint LifePay rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions" below. The Company in its discretion may allow the ING Joint LifePay rider to be elected during the 30-day period preceding a contract anniversary. Such election must be received in good order, including owner, annuitant, and beneficiary designations and compliance with the investment restrictions described below. The ING Joint LifePay rider will be effective as of that contract anniversary.

    Ownership, Annuitant, and Beneficiary Designation Requirements. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay rider. These designations depend upon whether the contract is issued as a nonqualified contract or as an IRA. In both cases the ownership, annuitant, and beneficiary designations must allow for the surviving spouse to continue the contract when the death benefit becomes payable, as provided by the Tax Code. Non-natural, custodial owners are only allowed with IRAs ("custodial IRAs"). Joint annuitants are not allowed. The necessary ownership, annuitant, and/or beneficiary designations are described below. Applications that do not meet the requirements below will be rejected. We reserve the right to verify the date of birth and social security number of both spouses.

        Nonqualified Contracts. For a jointly owned contract, the owners must be spouses, and the annuitant must be one of the owners. For a contract with only one owner, the owner's spouse must be the sole primary beneficiary, and the annuitant must be one of the spouses.

        IRAs. There may only be one owner of a contract issued as an IRA, who must also be the annuitant. The owner's spouse must be the sole primary beneficiary.

        Custodial IRAs. While we do not maintain individual owner and beneficiary designations for IRAs held by an outside custodian, the ownership and beneficiary designations with the custodian must comply with the requirements listed in "IRAs" above. The annuitant must be the same as the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and the owner's spouse.

Active Status. Once the ING Joint LifePay rider has been issued, a spouse must remain in "active" status in order to exercise rights and receive the benefits of the ING Joint LifePay rider after the first spouse's death by electing spousal continuation. In general, changes to the ownership, annuitant, and/or beneficiary designation requirements noted above will result in one spouse being designated as "inactive." Inactive spouses are not eligible to continue the benefits of the ING Joint LifePay rider after the death of the other spouse. Once designated "inactive," a spouse may not regain active status under the ING Joint LifePay rider. Specific situations that will result in a spouse's designation as "inactive" include the following:

1) For nonqualified contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the contract), or the change of one joint owner to a person other than an active spouse.

2) For nonqualified contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an active spouse, or any change of beneficiary (including the addition of primary beneficiaries).

3) In the event of the death of one spouse (in which case the deceased spouse becomes inactive).

An owner may also request that one spouse be treated as inactive. In the case of joint-owned contracts, both contract owners must agree to such a request. An inactive spouse is not eligible to exercise any rights or receive any benefits under the ING Joint LifePay rider. **However, all charges for the ING Joint LifePay rider will continue to apply, even if one spouse becomes inactive, regardless of the reason. You should make sure you understand the impact of beneficiary and owner changes on the ING Joint LifePay rider prior to requesting any such changes.**

A divorce will terminate the ability of an ex-spouse to continue the contract. See "Divorce" below.

Lifetime Guaranteed Withdrawal Status. This status begins on the date the ING Joint LifePay rider is issued (the "effective date of the ING Joint LifePay rider") and continues until the earliest of:

1) the income phase commencement date;

2) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;

3) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;

4) the surrender of the contract; or

5) the death of the owner (first owner, in the case of joint owners, or the annuitant, in the case of a custodial IRA), unless your active spouse beneficiary elects to continue the contract.

For more information on the impact of a withdrawal reducing the contract value to zero on the Maximum Annual Withdrawal, please see "Lifetime Automatic Periodic Benefit Status" below. As described below, certain features of the ING Joint LifePay rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

How the ING Joint LifePay Rider Works. The ING Joint LifePay rider has two phases. The first phase, called the Growth Phase, begins on the effective date of the ING Joint LifePay rider and ends as of the business day before the first withdrawal is taken (or when the income phase commencement date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date you take the first withdrawal of any kind under the contract (other than investment advisory fees, as described below), or the income phase commencement date, whichever occurs first. During the accumulation phase of the contract, the ING Joint LifePay rider may be in either the Growth Phase or the Withdrawal Phase. During the income phase of the contract, the rider may only be in the Withdrawal Phase. The rider is initially in Lifetime Guaranteed Withdrawal Status. While in this status you may terminate the rider by electing to enter the income phase and begin receiving income phase payments. However, if you have not elected to begin receiving income phase payments, and the rider enters Lifetime Automatic Periodic Benefit Status because the contract value has been reduced to zero, the rider and contract terminate (other than those provisions regarding the payment of the Maximum Annual Withdrawal, as described below) and you can no longer elect to receive income phase payments.

Benefits paid under the ING Joint LifePay rider require the calculation of the Maximum Annual Withdrawal. The ING Joint LifePay Base (referred to as the "MGWB Base" in the contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

1) If you purchased the ING Joint LifePay rider on the contract date, the initial ING Joint LifePay Base is equal to the initial premium.

2) If you purchased the ING Joint LifePay rider after the contract date, the initial ING Joint LifePay Base is equal to the contract value on the effective date of the ING Joint LifePay rider.

3) The initial ING Joint LifePay Base is increased dollar-for-dollar by any premiums received during the Growth Phase ("eligible premiums"). The ING Joint LifePay Base is also increased to equal the contract value if the contract value is greater then the current ING Joint LifePay Base, valued on each quarterly contract anniversary after the effective date of the ING Joint LifePay rider during the Growth Phase. The ING Joint LifePay Base has no additional impact on the calculation of income phase payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING Joint LifePay Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal if you choose to reset the ING Joint LifePay rider (see "ING Joint LifePay Reset Option," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals 5% of the greater of the contract value and the ING Joint LifePay Base, as of the last day of the Growth Phase. The first withdrawal after the effective date of the ING Joint LifePay rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, immediately after calculation of the Maximum Annual Withdrawal.

If the ING Joint LifePay rider is in the Growth Phase, and the income phase commencement date is reached, the ING Joint LifePay rider will enter the Withdrawal Phase and income phase payments will begin. In lieu of the income phase options under the Contract, you may elect a life only income phase option under which we will pay the greater of the income phase payout under the Contract and equal annual payments of the Maximum Annual Withdrawal, provided that, if both spouses are active, payments under the life only income phase option will be calculated using the joint life expectancy table for both spouses. If only one spouse is active, payments will be calculated using the single life expectancy table for the active spouse.

Withdrawals in a contract year that do not exceed the Maximum Withdrawal Amount do not reduce the Maximum Withdrawal Amount. However, if withdrawals in any contract year exceed the Maximum Annual Withdrawal (an "excess withdrawal"), the Maximum Annual Withdrawal will be reduced on a pro-rata basis. This means that the Maximum Annual Withdrawal will be reduced by the same proportion as the excess withdrawal is of the contract value determined after the deduction for the amount withdrawn up to the Maximum Annual Withdrawal but before the deduction of the excess withdrawal.

When a withdrawal is made, the total withdrawals taken in a contract year are compared with the current Maximum Annual Withdrawal. To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any applicable Market Value Adjustment or surrender charges will not be considered. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, any surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal, and will be included in the pro-rata adjustment to the Maximum Annual Withdrawal. See Appendix I, Illustration 1 and 2 for examples of this concept.

Required Minimum Distributions. Withdrawals taken from the contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for purposes of the rider, and will begin the Withdrawal Phase if the Withdrawal Phase has not already started. Any such withdrawal which exceeds the Maximum Annual Withdrawal for a specific contract year, will not be deemed excess withdrawals in that contract year for purposes of the ING Joint LifePay rider, subject to the following:

1) If the contract owner's Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to the contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.

2) You may withdraw the Additional Withdrawal Amount from this contract without it being deemed an excess withdrawal.

3) Any withdrawals taken in a contract year will count first against the Maximum Annual Withdrawal for that contract year.

4) Once the Maximum Annual Withdrawal for the then current contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count against and reduce any Additional Withdrawal Amount.

5) Withdrawals that exceed the Additional Withdrawal Amount are excess withdrawals and will reduce the Maximum Annual Withdrawal on a pro-rata basis, as described above.

6) The Additional Withdrawal Amount is reset to zero at the end of each calendar year, and remains at zero until it is reset in January of the following calendar year, even if, pursuant to the Tax Code, the contract owner may take a Required Minimum Distribution for that calendar year after the end of the calendar year. The Additional Withdrawal Amount, when recalculated, will not include your Required Minimum Distribution for a calendar year, or any portion thereof, that may otherwise be taken after that calendar year's end.

7) If the contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal Amount necessary to satisfy the Required Minimum Distribution for that year (if any).

See Appendix I, Illustration 3.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the contract owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING Joint LifePay Base on a pro-rata basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the ING Joint LifePay rider will terminate due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the ING Joint LifePay rider is in Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the rider you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status:

1) the contract will provide no further benefits (including death benefits) other than as provided under the ING Joint LifePay rider;

2) no further premium payments will be accepted; and

3) any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount equal to the Maximum Annual Withdrawal. The time period for which we will make these payments will depend upon whether one or two spouses are active under the ING Joint LifePay rider at the time this status begins. If both spouses are active under the ING Joint LifePay rider, these payments will cease upon the death of the second spouse, at which time both the ING Joint LifePay rider and the contract will terminate without further value. If only one spouse is active under the ING Joint LifePay rider, the payments will cease upon the death of the active spouse, at which time both the ING Joint LifePay rider and the contract will terminate without value.

If the Maximum Annual Withdrawal exceeds the net withdrawals taken the contract year when the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status (including the withdrawal that results in the contract value decreasing to zero), that difference will be paid immediately to the contract owner. The periodic payments will begin on the last day of the first full contract year following the date the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly, or annually. If, at the time the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

ING Joint LifePay Reset Option. Beginning one year after the Withdrawal Phase begins, you may choose to reset the Maximum Annual Withdrawal, if 5% of the contract value would be greater than your current Maximum Annual Withdrawal. You must elect to reset by a request in a form satisfactory to us. On the date the request is received (the "Reset Effective Date"), the Maximum Annual Withdrawal will increase to be equal to 5% of the contract value on the Reset Effective Date. The reset option is only available when the ING Joint LifePay rider is in Lifetime Guaranteed Withdrawal Status. We reserve the right to limit resets to the contract anniversary.

After exercising the reset option, you must wait one year before electing to reset again. We will not accept a request to reset if the new Maximum Annual Withdrawal on the date the request is received would be less than your current Maximum Annual Withdrawal.

If the reset option is exercised, the charge for the ING Joint LifePay rider will be equal to the charge then in effect for a newly purchased rider but will not exceed the maximum annual charge of 1.50%. However, we guarantee that the ING Joint LifePay rider charge will not increase for resets exercised within the first five contract years. See Appendix I, Illustration 4.

Investment Option Restrictions. In order to mitigate the insurance risk inherent in our guarantee to provide you and your spouse with lifetime payments (subject to the terms and restrictions of the ING Joint LifePay rider, as described in this supplement), we require that your contract value be allocated in accordance with certain limitations. In general, to the extent that you choose not to invest in the Accepted Funds, we require that 20% of the amount not so invested be invested in the Fixed Allocation Fund. We will require this allocation regardless of your investment instructions to the contrary, as described further below.

Accepted Funds. Currently the Accepted Funds are the ING Solution 2015 Portfolio, ING Solution 2025 Portfolio, ING Solution 2035 Portfolio, ING Solution Income Portfolio, ING Liquid Assets Portfolio, and the Fixed Interest Division. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

Fixed Allocation Fund. The ING VP Intermediate Bond Portfolio is designated as the Fixed Allocation Fund.

Other Funds. All portfolios available under the contract other than Accepted Funds or the Fixed Allocation Fund are considered Other Funds.

Fixed Allocation Fund Automatic Rebalancing. If the contract value in the Fixed Allocation Fund is less than 20% of the total contract value allocated to the Fixed Allocation Fund and Other Funds on any ING Joint LifePay Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Fund and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Fund. Accepted Funds are excluded from Fixed Allocation Fund Automatic Rebalancing. Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date. The ING Joint LifePay Rebalancing Dates occur on each contract anniversary and after the following transactions:

1) receipt of additional premiums;

2) transfer or reallocation among the Fixed Allocation Fund or Other Funds, whether automatic or specifically directed by you; and

3) withdrawals from the Fixed Allocation Fund or Other Funds.

Fixed Allocation Fund Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Fund Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix J – Examples of Fixed Allocation Fund Automatic Rebalancing."

In certain circumstances, Fixed Allocation Fund Automatic Rebalancing may result in a reallocation into the Fixed Allocation Fund even if you have not previously been invested in it. See "Appendix J – Examples of Fixed Allocation Fund Automatic Rebalancing, Example I." **By electing to purchase the ING Joint LifePay rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Fund. You should not purchase the ING Joint LifePay rider if you do not wish to have your contract value reallocated in this manner.**

Divorce. Generally, in the event of a divorce, the spouse who retains ownership of the contract will continue to be entitled to all rights and benefits of the ING Joint LifePay rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay rider continues, and terminates upon the death of the owner (first owner in the case of joint owners, or the annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the ING Joint LifePay rider cannot be continued by the new spouse. As the result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal will be considered a withdrawal for purposes of the Maximum Annual Withdrawal amount. In other words, if a withdrawal incident to a divorce exceeds the Maximum Annual Withdrawal amount, it will be considered an excess withdrawal. See "Determination of the Maximum Annual Withdrawal," above. As noted, in the event of a divorce there is no change to the Maximum Annual Withdrawal and we will continue to deduct charges for the ING Joint LifePay rider.

In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change to the periodic payments made. Payments will continue until both spouses are deceased.

Death of Owner. The death of the owner (in the case of joint owners, the first owner, or for custodial IRAs, the annuitant) during Lifetime Guaranteed Withdrawal Status may cause the termination of the ING Joint LifePay rider and its charges, depending upon whether one or both spouses are in active status at the time of death, as described below.

1) **If both spouses are in active status:** If the surviving spouse elects to continue the contract and becomes the owner and annuitant, the ING Joint LifePay rider will remain in effect pursuant to its original terms and ING Joint LifePay coverage and charges will continue. As of the date the contract is continued, the Maximum Annual Withdrawal will be set to the greater of the existing Maximum Annual Withdrawal or 5% of the contract value on the date the contract is continued. Such a reset will not count as an exercise of the ING Joint LifePay Reset Option, and rider charges will not increase.

   If the surviving spouse elects not to continue the contract, ING Joint LifePay rider coverage and charges will cease upon the earlier of payment of the death benefit or notice that an alternative distribution option has been chosen.

2) **If the surviving spouse is in inactive status:** The ING Joint LifePay rider terminates and ING Joint LifePay coverage and charges cease upon proof of death.

Change of Owner or Annuitant. Other than as a result of spousal continuation, you may not change the annuitant. The ING Joint LifePay rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1) spousal continuation by an active spouse, as described above;

2) change of owner from one custodian to another custodian for the benefit of the same individual;

3) change of owner from a custodian for the benefit of an individual to the same individual (in order to avoid the owner's spouse from being designated inactive, the owner's spouse must be named sole beneficiary under the contract);

4) change of owner from an individual to a custodian for the benefit of the same individual;

5) collateral assignments;

6) for nonqualified contracts only, the addition of a joint owner, provided that the additional joint owner is the original owner's spouse and is active when added as joint owner;

7) for nonqualified contracts, removal of a joint owner, provided the removed joint owner is active and becomes the primary contract beneficiary; and

8) for nonqualified contracts, change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner if both were active spouses at the time of the change.

Surrender Charges. If you elect the ING Joint LifePay rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments under the ING Joint LifePay rider are not subject to surrender charges, nor will these amounts be subject to any other charges under the contract.

Taxation. For more information about the tax treatment of amounts paid to you under the ING LifePay and the ING Joint LifePay riders, see "Federal Tax Considerations - Tax Consequences of Living Benefits and Death Benefits."

WITHDRAWALS

Any time during the accumulation phase and before the death of the contract owner, except under certain qualified contracts, you may withdraw all or part of your money. Keep in mind that if you request a withdrawal for more than 90% of the cash surrender value, and the remaining cash surrender value after the withdrawal is less than $100, we may treat it as a request to surrender the contract. If any single withdrawal or the sum of withdrawals exceeds the Free Withdrawal Amount, you may incur a surrender charge. There is no surrender charge if, during each contract year, the amount withdrawn is equal to or less than the greater of: 1) 10% or less of your contract value on the date of the withdrawal, less prior withdrawals during that contract year; or 2) your RMD attributable to amounts held under the contract. The Free Withdrawal Amount does not include your RMD for the tax year containing the contract date of this contract. Under Option Package III, any unused percentage of the 10% Free Withdrawal Amount from a contract year will carry forward into successive contract years, based on the percentage remaining at the time of the last withdrawal in that contract year. In no event will the Free Withdrawal Amount at any time exceed 30% of contract value.

You need to submit to us a written request specifying the Fixed Interest Allocations or subaccounts from which amounts are to be withdrawn, otherwise the withdrawal will be made on a pro-rata basis from all of the subaccounts in which you are invested. If there is not enough contract value in the subaccounts, we will deduct the balance of the withdrawal from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until we have honored your request. We will determine the contract value as of the close of business on the day we receive your withdrawal request at our Customer Service Center. The contract value may be more or less than the premium payments made.

If you have elected the ING LifePay or ING Joint LifePay rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments paid under the ING LifePay rider are not subject to surrender charges.

We will apply a Market Value Adjustment to any withdrawal from your Fixed Interest Allocation taken more than 30 days before its maturity date. Definitive guidance on the proper federal tax treatment of the Market Value Adjustment has not been issued. You may want to discuss the potential tax consequences of a Market Value Adjustment with your tax adviser. If any limitation on allocations to the Restricted Funds has been exceeded, subsequent withdrawals must be taken so that the percentage of contract value in the Restricted Funds following the withdrawal would not be greater than the percentage of contract value in the Restricted Funds prior to the withdrawal. In this event, the subsequent withdrawals must be taken from the Restricted Funds or taken pro-rata from all variable subaccounts.

For administrative purposes, we will transfer your money to a specially designated subaccount (currently, the ING Liquid Assets Portfolio subaccount) prior to processing the withdrawal. This transfer will not affect the withdrawal amount you receive.

We offer the following three withdrawal options. Other than surrender charges and market value adjustment, if applicable, there is no additional charge for these features.

Regular Withdrawals
After the free look period, you may make regular withdrawals. Each withdrawal must be a minimum of $100. We will apply a Market Value Adjustment to any regular withdrawal from a Fixed Interest Allocation that is taken more than 30 days before its maturity date. See Appendix C and the Fixed Account II prospectus for more information on the application of Market Value adjustment.

Systematic Withdrawals
You may choose to receive automatic systematic withdrawal payments (1) from the contract value in the subaccounts in which you are invested, or (2) from the interest earned in your Fixed Interest Allocations. Systematic withdrawals may be taken monthly, quarterly or annually. If you have contract value allocated to one or more Restricted Funds and you elect to receive systematic withdrawals from the subaccounts in which you are invested, the systematic withdrawals must be taken pro-rata from all subaccounts in which contract value is invested. If you do not have contract value allocated to a Restricted Fund and choose systematic withdrawals on a non pro-rata basis, we will monitor the withdrawals annually. If you subsequently allocate contract value to one or more Restricted Funds, we will require you to take your systematic withdrawals on a pro-rata basis from all subaccounts in which contract value is invested.

You decide when you would like systematic payments to start as long as it starts at least 28 days after your contract date. You also select the date on which the systematic withdrawals will be made, but this date cannot be later than the 28th day of the month. If you have elected to receive systematic withdrawals but have not chosen a date, we will make the withdrawals on the same calendar day of each month as your contract date. If your contract date is after the 28th day of the month, your systematic withdrawal will be made on the 28th day of each month.

Each systematic withdrawal amount must be a minimum of $100. The amount of your systematic withdrawal can either be (1) a fixed dollar amount, or (2) an amount based on a percentage of the contract value. Both forms of systematic withdrawals are subject to the following maximum, which is calculated on each withdrawal date:

Frequency	Maximum Percentage of Contract Value
Monthly	0.83%
Quarterly	2.50%
Annually	10.00%

If your systematic withdrawal is a fixed dollar amount and the amount to be withdrawn would exceed the applicable maximum percentage of your contract value on any withdrawal date, we will automatically reduce the amount withdrawn so that it equals such percentage. Thus, your fixed dollar systematic withdrawals will never exceed the maximum percentage. If you want fixed dollar systematic withdrawals to exceed the maximum percentage and are willing to incur associated surrender charges, consider the Fixed Dollar Systematic Withdrawal Feature which you may add to your regular systematic withdrawal program.

If your systematic withdrawal is based on a percentage of contract value and the amount to be withdrawn based on that percentage would be less than $100, we will automatically increase the amount to $100 as long as it does not exceed the maximum percentage. If the systematic withdrawal would exceed the maximum percentage, we will send the amount, and then automatically cancel your systematic withdrawal option.

Systematic withdrawals from Fixed Interest Allocations are limited to interest earnings during the prior month, quarter, or year, depending on the frequency you chose. Systematic withdrawals are not subject to a Market Value Adjustment, unless you have added the Fixed Dollar Systematic Withdrawal Feature discussed below and the payments exceed interest earnings. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(t) distributions. A Fixed Interest Allocation may not participate in both the systematic withdrawal option and the dollar cost averaging program at the same time.

You may change the amount or percentage of your systematic withdrawal once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date. If you submit a subsequent premium payment after you have applied for systematic withdrawals, we will not adjust future withdrawals under the systematic withdrawal program unless you specifically request that we do so.

The systematic withdrawal option may commence in a contract year where a regular withdrawal has been taken but you may not change the amount or percentage of your withdrawals in any contract year during which you have previously taken a regular withdrawal. You may not elect the systematic withdrawal option if you are taking IRA withdrawals.

Subject to availability, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the beneficiary's lifetime ("stretch"). "Stretch" payments will be subject to the same limitations as systematic withdrawals, and nonqualified "stretch" payments will be reported on the same basis as other systematic withdrawals.

Fixed Dollar Systematic Withdrawal Feature. You may add the Fixed Dollar Systematic Withdrawal Feature to your regular fixed dollar systematic withdrawal program. This feature allows you to receive a systematic withdrawal in a fixed dollar amount regardless of any surrender charges or Market Value Adjustments. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(t) distributions. You choose the amount of the fixed systematic withdrawals, which may total up to an annual maximum of 10% of your contract value as determined on the day we receive your election of this feature. The maximum limit will not be recalculated when you make additional premium payments, unless you instruct us to do so. We will assess a surrender charge on the withdrawal date if the withdrawal exceeds the maximum limit as calculated on the withdrawal date. We will assess a Market Value Adjustment on the withdrawal date if the withdrawal from a Fixed Interest Allocation exceeds your interest earnings on the withdrawal date.

We will apply the surrender charge and any Market Value Adjustment directly to your contract value (rather than to the systematic withdrawal) so that the amount of each systematic withdrawal remains fixed.

Flat dollar systematic withdrawals which are intended to satisfy the requirements of Section 72(t) of the Tax Code may exceed the maximum. Such withdrawals are subject to surrender charges and Market Value Adjustment when they exceed the applicable maximum percentage.

IRA Withdrawals
If you have a traditional IRA contract and will be at least age 70½ during the current calendar year, you may elect to have distributions made to you to satisfy requirements imposed by federal tax law. IRA withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service ("IRS") rules governing mandatory distributions under qualified plans. We will send you a notice before your distributions commence. You may elect to take IRA withdrawals at that time, or at a later date. You may not elect IRA withdrawals and participate in systematic withdrawals at the same time. If you do not elect to take IRA withdrawals, and distributions are required by federal tax law, distributions adequate to satisfy the requirements imposed by federal tax law may be made. Thus, if you are participating in systematic withdrawals, distributions under that option must be adequate to satisfy the mandatory distribution rules imposed by federal tax law.

You may choose to receive IRA withdrawals on a monthly, quarterly or annual basis. Under this option, you may elect payments to start as early as 28 days after the contract date. You select the day of the month when the withdrawals will be made, but it cannot be later than the 28th day of the month. If no date is selected, we will make the withdrawals on the same calendar day of the month as the contract date. If your contract date is after the 28th day of the month, your IRA withdrawal will be made on the 28th day of the month.

You may request that we calculate for you the amount that is required to be withdrawn from your contract each year based on the information you give us and various choices you make. For information regarding the calculation and choices you have to make, see the SAI. Or, we will accept your written instructions regarding the calculated amount required to be withdrawn from your contract each year. The minimum dollar amount you can withdraw is $100. When we determine the required IRA withdrawal amount for a taxable year based on the frequency you select, if that amount is less than $100, we will pay $100. At any time where the IRA withdrawal amount is greater than the contract value, we will cancel the contract and send you the amount of the cash surrender value.

You may change the payment frequency of your IRA withdrawals once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date.

An IRA withdrawal from a Fixed Interest Allocation in excess of the amount allowed under systematic withdrawals will be subject to a Market Value Adjustment.

Consult your tax adviser regarding the tax consequences associated with taking withdrawals. You are responsible for determining that withdrawals comply with applicable law. A withdrawal made before the taxpayer reaches age 59½ may result in a 10% penalty tax. See "Federal Tax Considerations" for more details.

TRANSFERS AMONG YOUR INVESTMENTS

You may transfer your contract value among the subaccounts in which you are invested and your Fixed Interest Allocations at the end of the free look period until the income phase start date. Transfers to a GET Fund series may only be made during the offering period for that GET Fund series. We currently do not charge you for transfers made during a contract year, but reserve the right to charge $25 for each transfer after the twelfth transfer in a contract year. **We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law.** We will apply a Market Value Adjustment to transfers from a Fixed Interest Allocation taken more than 30 days before its maturity date, unless the transfer is made under the dollar cost averaging program. Keep in mind that transfers between Special or Excluded Funds and other funds may negatively impact your death benefit.

If you allocate contract value to an investment option that has been designated as a Restricted Fund, your ability to transfer contract value to the Restricted Fund may be limited. A transfer to the Restricted Funds will not be permitted to the extent that it would increase the contract value in the Restricted Fund to more than the applicable limits following the transfer. We do not limit transfers from Restricted Funds. If the result of multiple reallocations is to lower the percentage of total contract value in the Restricted Fund, the reallocation will be permitted even if the percentage of contract value in the Restricted Fund is greater than the limit.

Transfers will be based on values at the end of the business day in which the transfer request is received at our Customer Service Center.

The minimum amount that you may transfer is $100 or, if less, your entire contract value held in a subaccount or a Fixed Interest Allocation. To make a transfer, you must notify our Customer Service Center and all other administrative requirements must be met. Any transfer request received after 4:00 p.m. eastern time or the close of regular trading of the New York Stock Exchange will be effected on the next business day.

Separate Account B and the Company will not be liable for following instructions communicated by telephone or other approved electronic means that we reasonably believe to be genuine. We may require personal identifying information to process a request for transfer made over the telephone, over the Internet or other approved electronic means. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions, even if appropriate identifying information is provided.

Limits Imposed by Underlying Funds. Most underlying funds have their own excessive trading policies, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation or transfer to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason.

Limits on Frequent or Disruptive Transfers. The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.**

We have an excessive trading policy and monitor transfer activity. You will violate our excessive trading policy if your transfer activity:

- Exceeds our current definition of excessive trading, as defined below;
- Is identified as problematic by an underlying fund (even if the activity does not exceed our monitoring standard for excessive trading);
- Is determined, in our sole discretion, to be disruptive due to the excessive dollar amounts involved; or
- Is determined, in our sole discretion, to be not in the best interests of other contract owners.

If we determine that you have violated our excessive trading policy we will take the following actions. Upon the first violation, we will send to you a one time warning letter. After a second violation we will suspend your transfer privileges via facsimile, telephone, email and the internet, and your transfer privileges will be limited to submission by regular U.S. mail for a period of six months. Our suspension of your electronic transfer privileges will relate to all transfers, not just those fund(s) involved in the excessive transfer activity, and may extend to other Company variable annuity contracts that you own. It may also be extended to other variable contracts and variable life insurance policies that are issued to you by our affiliates. At the end of the six month suspension period, your electronic transfer privileges will be reinstated. If, however, you violate our excessive trading policy again, after your electronic transfer privileges have been reinstated, we will suspend your electronic transfer privileges permanently. We will notify you in writing if we take any of these actions.

Additionally, if we determine that our excessive trading policy has been violated by a market-timing organization or an individual or other party that is authorized to give transfer instructions on your behalf, whether such violation relates to your contract or to another contract owner's variable contract or policy, we will also take the following actions, without prior notice:

- Not accept transfer instructions from that organization, individual or other party; and
- Not accept preauthorized transfer forms from market timing organizations, individuals or other parties acting on behalf of more than one contract owner at a time.

Our current definition of excessive trading is more than one purchase and sale of the same underlying fund within a 30-day period. We do not count transfers associated with scheduled dollar cost averaging or automatic rebalancing programs and transfers involving certain de minimis amounts when determining whether transfer activity is excessive.

The Company does not allow exceptions to our excessive trading policy. We reserve the right to modify our excessive trading policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners or, as applicable, to all contract owners investing in the underlying fund.

Our excessive trading policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

The Company Intends to Modify its Excessive Trading Policy in October 2007. At that time, the Company will begin restricting electronic transfer privileges if a contract owner (1) requests two purchases and subsequent sales of the same fund in a 60 calendar day period; or (2) requests six purchases and subsequent sales of the same fund within a twelve month period. We may change these planned modifications before they are implemented.

The Company intends to notify contract owners before we implement these changes; however, failure to provide this notice will not prevent the Company from implementing these or any other changes to our excessive trading policy.

Agreements to Share Information with Funds. As required by Rule 22c-2 under the 1940 Act, the Company has entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and the Company's excessive trading policy. Under these agreements, the Company is required to share information regarding contract owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner transactions, this information may include personal contract owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's transactions if the fund determines that the contract owner has violated the fund's trading policies. This could include the fund directing us to reject any allocations of purchase payments or account value to the fund.

Dollar Cost Averaging
You may elect to participate in our dollar cost averaging program if you have at least $1,200 of contract value in the (i) ING Liquid Assets Portfolio subaccount, or (ii) a Fixed Interest Allocation with either a 6-month or a 1-year guaranteed interest period. This subaccount or Fixed Interest Allocations serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to other subaccounts selected by you. We also may offer DCA Fixed Interest Allocations, which are 6-month and 1-year Fixed Interest Allocations available exclusively for use with the dollar cost averaging program. The DCA Fixed Interest Allocations require a minimum premium payment of $1,200 directed into a DCA Fixed Interest Allocation. Transfers made pursuant to a dollar cost averaging program do not count toward the 12 transfer limit on free transfers.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to other subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

Unless you have a DCA Fixed Interest Allocation, you elect the dollar amount you want transferred under this program. Each monthly transfer must be at least $100. If your source account is the ING Liquid Assets Portfolio subaccount or a 1-year Fixed Interest Allocation, the maximum amount that can be transferred each month is your contract value in such source account divided by 12. If your source account is a 6-month Fixed Interest Allocation, the maximum amount that can be transferred each month is your contract value in such source account divided by 6. You may change the transfer amount once each contract year. If you have a DCA Fixed Interest Allocation, there is no minimum or maximum transfer amount; we will transfer all your money allocated to that source account into the subaccount(s) in equal payments over the selected 6-month or 1-year period. The last payment will include earnings accrued over the course of the selected period. If you make an additional premium payment into a Fixed Interest Allocation subject to dollar cost averaging, the amount of your transfers under the dollar cost averaging program remains the same, unless you instruct us to increase the transfer amount.

Transfers from a Fixed Interest Allocation or a DCA Fixed Interest Allocation under the dollar cost averaging program are not subject to a Market Value Adjustment. However, if you terminate the dollar cost averaging program for a DCA Fixed Interest Allocation and there is money remaining in the DCA Fixed Interest Allocation, we will transfer the remaining money to the ING Liquid Assets Portfolio subaccount. Such transfer will trigger a Market Value Adjustment if the transfer is made more than 30 days before the maturity date of the DCA Fixed Interest Allocation.

If you do not specify the subaccounts to which the dollar amount of the source account is to be transferred, we will transfer the money to the subaccounts in which you are invested on a proportional basis. The transfer date is the same day each month as your contract date. If, on any transfer date, your contract value in a source account is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred and the program will end. You may terminate the dollar cost averaging program at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next transfer date. A Fixed Interest Allocation or DCA Fixed Interest Allocation may not participate in the dollar cost averaging program and in systematic withdrawals at the same time.

You are permitted to transfer contract value to a Restricted Fund, subject to the limitations described above in this section and in "Appendix B – The Funds." Compliance with the individual and aggregate Restricted Fund limits will be reviewed when the dollar cost averaging program is established. Transfers under the dollar cost averaging program must be within those limits. We will not review again your dollar cost averaging election for compliance with the individual and aggregate limits for investment in the Restricted Funds except in the case of the transactions described below.

- Amount added to source account: If you add amounts to the source account which would increase the amount to be transferred under the dollar cost averaging program, we will review the amounts to be transferred to ensure that the individual and aggregate limits are not being exceeded. If such limits would be exceeded, we will require that the dollar cost averaging transfer amounts be changed to ensure that the transfers are within the limits based on the then current allocation of contract value to the Restricted Fund(s) and the then current value of the amount designated to be transferred to that Restricted Fund(s).
- Additional premium paid: Up to the individual Restricted Fund percentage limit may be allocated to a Restricted Fund. If more than the individual limit has been requested to be allocated to a Restricted Fund, we will look at the aggregate limit, subtract the current allocation to Restricted Funds, and subtract the current value of amounts to be transferred under the dollar cost averaging program to Restricted Funds. The excess, if any, is the maximum that may be allocated pro-rata to Restricted Funds.
- Reallocation request is made while the dollar cost averaging program is active: If the reallocation would increase the amount allocated to Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to Restricted Funds and less the current value of any remaining amounts to be transferred under the dollar cost averaging program to the Restricted Funds.

We may in the future offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program, stop offering DCA Fixed Interest Allocations or otherwise modify, suspend or terminate this program. Of course, such changes will not affect any dollar cost averaging programs in operation at the time.

Automatic Rebalancing
If you have at least $10,000 of contract value invested in the subaccounts of Separate Account B, you may elect to have your investments in the subaccounts automatically rebalanced. Transfers made pursuant to automatic rebalancing do not count toward the 12 transfer limit on free transfers. Automatic rebalancing is not available if you participate in dollar cost averaging. Automatic rebalancing will not take place during the free look period.

You are permitted to reallocate between Restricted and non-Restricted Funds, subject to the limitations described above in this section and in "Appendix B - The Funds." If the reallocation would increase the amount allocated to the Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to all Restricted Funds.

We will transfer funds under your contract on a quarterly, semi-annual, or annual calendar basis among the subaccounts to maintain the investment blend of your selected subaccounts. The minimum size of any allocation must be in full percentage points. Rebalancing does not affect any amounts that you have allocated to the Fixed Account. The program may be used in conjunction with the systematic withdrawal option only if withdrawals are taken pro-rata.

To participate in automatic rebalancing, send satisfactory notice to our Customer Service Center. We will begin the program on the last business day of the period in which we receive the notice. You may cancel the program at any time. The program will automatically terminate if you choose to reallocate your contract value among the subaccounts or if you make an additional premium payment or partial withdrawal on other than a pro-rata basis. Additional premium payments and partial withdrawals effected on a pro-rata basis will not cause the automatic rebalancing program to terminate.

DEATH BENEFIT CHOICES

Death Benefit during the Accumulation Phase
During the accumulation phase, a death benefit is payable when either the contract owner or the annuitant (when a contract owner is not an individual) dies. Assuming you are the contract owner, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the contract. If there are joint owners and any owner dies, we will pay the surviving owner(s) the death benefit. Upon receipt of due proof of the owner's death in writing (i.e. a certified copy of the death certificate), we will calculate the guaranteed death benefit based on the Benefit Option Package elected and in effect on the date of death. If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value, also as of that date, is greater than zero, we will add such difference to the contract value. Such addition will be allocated to the funds then available in the same proportion as the contract value in each available fund bears to the contract value in all such funds. If there is no contract value in any fund then available, the addition will be allocated to the ING Liquid Assets Division, or its successor. Such addition will fulfill our obligations under the Benefit Option Package, and all amounts will remain invested in the contract until we receive a request for payment of the death benefit in good order.

We will pay the death benefit upon receipt at our Customer Service Center of due proof of the owner's death and any other information required by us to pay the death benefit or otherwise administer the claim, including election of the manner in which the death benefit is to be paid.

If we do not receive a request to apply the death benefit proceeds to an annuity option, we will make a single sum distribution. Unless your beneficiary elects otherwise, the distribution will be made into an interest bearing account, backed by our general account that is accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time without penalty. Interest paid on this account may be less than interest paid on other settlement options. We will generally distribute death benefit proceeds within 7 calendar days after our Customer Service Center has received sufficient information to make the payment. For information on required distributions under federal income tax laws, you should see "Required Distributions upon Death."

You may select one of the option packages described below which will determine the death benefit payable. Option Package I is available only if the Contract owner and the annuitant are not more than 80 years old at the time of purchase. A change in ownership of the contract may affect the amount of the death benefit payable.

The death benefit may be subject to certain mandatory distribution rules required by federal tax law.

The death benefit depends upon the option package in effect on the date the contract owner dies.

The differences are summarized as follows:

	Option Package I	Option Package II	Option Package III
Death Benefit on Death of the Owner:	The greater of: (1) the Standard Death Benefit; and (2) the contract value.	The greatest of: (1) the Standard Death Benefit; and (2) the contract value; and (3) the Annual Ratchet death benefit.	The greatest of: (1) the Standard Death Benefit; and (2) the contract value; and (3) the Annual Ratchet death benefit; and (4) the 5% Roll-Up death benefit.

For purposes of calculating the 5% Rollup Death Benefit, the following investment options are designated as "Special Funds":

- Fixed Account
- Fixed Interest Division
- ING Liquid Assets Portfolio
- ING Oppenheimer Strategic Income Portfolio
- ING PIMCO Core Bond Portfolio
- ING PIMCO Total Return Portfolio
- ING Solution Income Portfolio
- ING VP Intermediate Bond Portfolio*
- PIMCO VIT Real Return Portfolio

 * The ING VP Intermediate Bond Portfolio is not designated as a Special Fund for purposes of calculating the 5% Rollup Death Benefit if the ING LifePay or ING Joint LifePay rider has been selected.

No investment options are currently designated as Excluded Funds. The death benefit for Excluded Funds is the contract value allocated to Excluded Funds and is tracked for transfer purposes only.

We may, with 30 days notice to you, designate any fund as a Special or Excluded Fund on existing contracts with respect to new premiums added to such fund, with respect to new transfers to such fund and with respect to the death benefits to which such designation applies. Selecting a Special or Excluded Fund may limit or reduce the death benefit.

For the period during which a portion of the contract value is allocated to a Special or Excluded Fund, we may at our discretion reduce the mortality and expense risk charge attributable to that portion of the contract value. The reduced mortality and expense risk charge will be applicable only during that period.

We use the Base Death Benefit to help determine the minimum death benefit payable under each of the death benefits described below. You do not elect the Base Death Benefit. The Base Death Benefit is equal to the greater of:

1) the contract value; or
2) the cash surrender value.

The **Standard Death Benefit** equals the **greater** of the Base Death Benefit or the **sum** of 1) and 2),:

1) the contract value allocated to Excluded Funds; and
2) the Standard Minimum Guaranteed Death Benefit for amounts allocated to Covered or Special Funds.

The Standard Minimum Guaranteed Death Benefit equals:

1) premium payments allocated to Covered, Special and Excluded Funds, respectively;
2) reduced by a pro-rata adjustment for any withdrawal or transfer taken from Covered, Special and Excluded Funds, respectively.

In the event of transfers from Excluded to Covered or Special Funds, the increase in the Minimum Guaranteed Death Benefit for Covered Funds and/or Special Funds will equal the lesser of the reduction in the Minimum Guaranteed Death Benefit for Excluded Funds and the contract value transferred. In the event of transfers from Covered or Special Funds to Excluded Funds, the increase in the Minimum Guaranteed Death Benefit for Excluded Funds will equal the reduction in the Minimum Guaranteed Death Benefit for Covered or Special Funds.

Currently, no investment options are designated as Special Funds for purposes of calculating the Standard Death Benefit.

The **5% Roll-Up Death Benefit**, equals the **greater** of:

1) the Standard Death Benefit; or
2) the sum of the contract value allocated to Excluded Funds and the 5% Roll-Up Minimum Guaranteed Death Benefit for Covered Funds and Special Funds.

The 5% Roll-Up Minimum Guaranteed Death Benefit for Covered Funds, Special Funds and Excluded Funds equals the lesser of:

1) premiums, adjusted for withdrawals and transfers, accumulated at 5% on a daily basis for Covered Funds or Excluded Funds and 0% for Special Funds until the earlier of attainment of age 90 or reaching the cap (equal to 3 times all premium payments, as reduced by adjustments for withdrawals) and thereafter at 0%, or
2) the cap.

A pro-rata adjustment to the 5% Roll-Up Minimum Guaranteed Death Benefit is made for any withdrawals. The amount of the pro-rata adjustment for withdrawals will equal (a) divided by (b) times (c): where (a) is the contract value of the withdrawal; (b) is the contract value immediately prior to the withdrawal; and (c) is the 5% Roll-Up Minimum Guaranteed Death Benefit for Covered, Special and Excluded Funds, respectively, immediately prior to the withdrawal.

Transfers from Excluded to Covered or Special Funds will reduce the 5% Roll-Up Minimum Guaranteed Death Benefit for Excluded Funds on a pro-rata basis. The resulting increase in the 5% Roll-Up Minimum Guaranteed Death Benefit for Covered or Special Funds will equal the lesser of the reduction in the 5% Roll-Up Minimum Guaranteed Death Benefit for Excluded Funds and the contract value transferred. Transfers from Covered or Special Funds to Excluded Funds will reduce the 5% Roll-Up Minimum Guaranteed Death Benefit for Covered or Special Funds on a pro-rata basis. The resulting increase in the 5% Roll-Up Minimum Guaranteed Death Benefit for Excluded Funds will equal the reduction in the 5% Roll-Up Minimum Guaranteed Death Benefit for Covered or Special Funds, respectively.

Transfers from Special to Covered Funds will reduce the 5% Roll-Up Minimum Guaranteed Death Benefit for Special Funds on a pro-rata basis. The resulting increase in the 5% Roll-Up Minimum Guaranteed Death Benefit for Covered Funds will equal the reduction in the 5% Roll-Up Minimum Guaranteed Death Benefit for Special Funds.

Transfers from Covered to Special Funds will reduce the 5% Roll-Up Minimum Guaranteed Death Benefit for Covered Funds on a pro-rata basis. The resulting increase in the 5% Roll-Up Minimum Guaranteed Death Benefit for Special Funds will equal the reduction in the 5% Roll-Up Minimum Guaranteed Death Benefit for Covered Funds.

The calculation of the cap is not affected by allocation to Covered, Special or Excluded Funds.

The **Annual Ratchet Enhanced Death Benefit** equals the **greater** of:

1) the Standard Death Benefit; or
2) the sum of the contract value allocated to Excluded Funds and the Annual Ratchet Minimum Guaranteed Death Benefit allocated to Covered or Special Funds.

The Annual Ratchet Minimum Guaranteed Death Benefit equals:

1) the initial premium allocated at issue to Covered, Special or Excluded Funds, respectively;
2) increased dollar for dollar by any premium allocated after issue to Covered, Special or Excluded Funds, respectively;
3) adjusted on each anniversary that occurs on or prior to attainment of age 90 to the greater of the Annual Ratchet Minimum Guaranteed Death Benefit for Covered, Special or Excluded Funds from the prior anniversary (adjusted for new premiums, partial withdrawals and transfers between Covered, Special and Excluded Funds) and the current contract value. A pro-rata adjustment to the Annual Ratchet Minimum Guaranteed Death Benefit is made for any withdrawals. The amount of the pro-rata adjustment for withdrawals will equal (a) divided by (b) times (c): where (a) is the contract value of the withdrawal; (b) is the contract value immediately prior to the withdrawal; and (c) is the Annual Ratchet Minimum Guaranteed Death Benefit for Covered, Special and Excluded Funds, respectively, immediately prior to the withdrawal. Please see Appendix F for examples of the pro-rata withdrawal adjustment for withdrawals.

Transfers from Excluded to Covered or Special Funds will reduce the Annual Ratchet Minimum Guaranteed Death Benefit for Excluded Funds on a pro-rata basis. The resulting increase in the Annual Ratchet Minimum Guaranteed Death Benefit for Covered or Special Funds will equal the lesser of the reduction in the Annual Ratchet Minimum Guaranteed Death Benefit for Excluded Funds and the contract value transferred.

Transfers from Covered or Special Funds to Excluded Funds will reduce the Annual Ratchet Minimum Guaranteed Death Benefit for Covered or Special Funds on a pro-rata basis. The resulting increase in the Annual Ratchet Minimum Guaranteed Death Benefit for Excluded Funds will equal the reduction in the Annual Ratchet Minimum Guaranteed Death Benefit for Covered or Special Funds, respectively.

Currently, no investment options are designated as Special Funds for purposes of calculating the Annual Ratchet Death Benefit.

Examples of how the designation of certain funds as Special Funds affects the calculation of the 5% Roll-up Death Benefit is included in Appendix G to this prospectus.

Transfers Between Option Packages. You may transfer from one option package to another on each contract anniversary. A written request for such transfer must be received at our Customer Service Center within 60 days prior to the contract anniversary. No transfers between option packages are permitted after you attain age 80.

If you transfer from Option I to Option II or Option III, the minimum guaranteed death benefit for Special and Non-Special Funds will equal the contract value for Special and Non-Special Funds, respectively, on the effective date of the transfer. On a transfer to Option Package III, the then current roll-up cap will be allocated to Special and Non-Special Funds in the same percentage as the allocation of contract value on the effective date of the transfer. A change of owner may cause an option package transfer on other than a contract anniversary.

Death Benefit During the Income Phase
If any contract owner or the annuitant dies after the income phase start date, we will pay the beneficiary any certain benefit remaining under the annuity in effect at the time.

Continuation After Death – Spouse
If at the contract owner's death, the surviving spouse of the deceased contract owner is the beneficiary and such surviving spouse elects to continue the contract as his or her own the following will apply:

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value also on that date, is greater than zero, we will add such difference to the contract value. We will allocate such addition to the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, the addition will be allocated to the ING Liquid Assets Portfolio subaccount, or its successor. Such addition to the contract value will not affect the guaranteed death benefit. If the guaranteed death benefit is less than or equal to the contract value, the contract value will not change.

The death benefits under each of the available options will continue based on the surviving spouse's age on the date that ownership changes. At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner will be waived. Any premiums paid later will be subject to any applicable surrender charge.

Any addition to contract value, as described above, is available only to the spouse of the owner as of the date of death of the owner if such spouse under the provisions of the contract elects to continue the contract as his or her own.

Continuation After Death - Non Spouse
If the beneficiary is not the spouse of the owner, the contract may continue in force subject to the required distribution rules of the Tax Code.

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value also on that date, is greater than zero, we will add such difference to the contract value. We will allocate such addition to the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, the addition will be allocated to the ING Liquid Assets Portfolio subaccount, or its successor.

The death benefit will then terminate. At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner will be waived. No additional premium payments may be made.

Required Distributions Upon Contract Owner's Death
We will not allow any payment of benefits provided under a nonqualified contract which do not satisfy the requirements of Section 72(s) of the Tax Code.

If any contract owner of a nonqualified contract dies before the income phase payment start date, the death benefit payable to the beneficiary (calculated as described under "Death Benefit Choices" in this prospectus) will be distributed as follows: (a) the death benefit must be completely distributed within 5 years of the contract owner's date of death; or (b) the beneficiary may elect, within the 1-year period after the contract owner's date of death, to receive the death benefit in the form of an annuity from us, provided that (i) such annuity is distributed in substantially equal installments over the life of such beneficiary or over a period not extending beyond the life expectancy of such beneficiary; and (ii) such distributions begin not later than 1 year after the contract owner's date of death.

Notwithstanding (a) and (b) above, if the sole contract owner's beneficiary is the deceased owner's surviving spouse, then such spouse may elect to continue the contract under the same terms as before the contract owner's death. Upon receipt of such election from the spouse at our Customer Service Center: (1) all rights of the spouse as contract owner's beneficiary under the contract in effect prior to such election will cease; (2) the spouse will become the owner of the contract and will also be treated as the contingent annuitant, if none has been named and only if the deceased owner was the annuitant; and (3) all rights and privileges granted by the contract or allowed by the Company will belong to the spouse as contract owner of the contract. This election will be deemed to have been made by the spouse if such spouse makes a premium payment to the contract or fails to make a timely election as described in this paragraph. If the owner's beneficiary is a non-spouse, the distribution provisions described in subparagraphs (a) and (b) above, will apply even if the annuitant and/or contingent annuitant are alive at the time of the contract owner's death.

Subject to availability, and our then current rules, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the life expectancy of the beneficiary ("stretch"). "Stretch" payments will be subject to the same limitations as systematic withdrawals, and nonqualified "stretch" payments will be reported on the same basis as other systematic withdrawals.

If we do not receive an election from a non-spouse owner's beneficiary within the 1-year period after the contract owner's date of death, then we will pay the death benefit to the owner's beneficiary in a cash payment within five years from date of death. We will determine the death benefit as of the date we receive proof of death. We will make payment of the proceeds on or before the end of the 5-year period starting on the owner's date of death. Such cash payment will be in full settlement of all our liability under the contract.

If a contract owner dies after the income phase payment start date, we will continue to distribute any benefit payable at least as rapidly as under the annuity option then in effect. All of the contract owner's rights granted under the contract or allowed by us will pass to the contract owner's beneficiary.

If a contract has joint owners we will consider the date of death of the first joint owner as the death of the contract owner and the surviving joint owner will become the beneficiary of the contract. If any contract owner is not an individual, the death of an annuitant shall be treated as the death of the owner.

Effect of ING LifePay and ING Joint LifePay Riders on Death Benefit. Please see "ING LifePay Minimum Guaranteed Withdrawal Benefit Rider – Death of Owner or Annuitant," "ING Joint LifePay Minimum Guaranteed Withdrawal Benefit Rider – Death of Owner or Annuitant," "ING LifePay Minimum Guaranteed Withdrawal Benefit Rider – Effect of ING LifePay Rider on Death Benefit" and "ING Joint LifePay Minimum Guaranteed Withdrawal Benefit Rider – Effect of ING Joint LifePay Rider on Death Benefit" for information about the effect of the ING LifePay or the ING Joint LifePay rider on the death benefit under your contract and a description of the impact of the owner's or annuitant's death on the ING LifePay or the ING Joint LifePay rider.

THE INCOME PHASE

During the income phase, you stop contributing dollars to your contract and start receiving payments from your accumulated contract value. Living benefit riders automatically terminate when the income phase of your contract begins.

Initiating Payments. At least 30 days prior to the date you want to start receiving payments, you must notify us in writing of all of the following:

- Payment start date;
- Income phase payment option (see the income phase payment options table in this section);
- Payment frequency (i.e., monthly, quarterly, semi-annually or annually);
- Choice of fixed, and, if available at the time an income phase payment option is selected, variable or a combination of both fixed and variable payments; and
- Selection of an assumed net investment rate (only if variable payments are elected).

Your contract will continue in the accumulation phase until you properly start income phase payments. Once an income phase payment option is selected, it may not be changed. Our current annuity options provide only for fixed payments.

What Affects Payment Amounts? Some of the factors that may affect the amount of your income phase payments include: your age; gender; contract value; the income phase payment option selected; the number of guaranteed payments (if any) selected; whether you select fixed, variable or a combination of both fixed and variable payments; and, for variable payments, the assumed net investment rate selected. Variable payments are not currently available.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. The amount of fixed payments does not vary with investment performance over time.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) you select. Not all subaccounts available during the accumulation phase may be available during the income phase. Payment amounts will vary depending upon the performance of the subaccounts you select. For variable income phase payments, you must select an assumed net investment rate. Variable payments are not currently available.

Assumed Net Investment Rate. If you select variable income phase payments, you must also select an assumed net investment rate of either 6%, 5% or 3.5%. If you select a 6% rate, for example, your first income phase payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 6% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 6%, after deduction of fees.

If you select a 3.5% rate, for example, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon changes to the net investment rate of the subaccounts you selected. For more information about selecting an assumed net investment rate, call us for a copy of the SAI.

Minimum Payment Amounts. The income phase payment option you select must result in:

- A first income phase payment of at least $50; and
- Total yearly income phase payments of at least $250.

If your contract value is too low to meet these minimum payment amounts, you will receive one lump-sum payment. Unless prohibited by law, we reserve the right to increase the minimum payment amount based on increases reflected in the Consumer Price Index-Urban (CPI-U) since July 1, 1993.

Restrictions on Start Dates and the Duration of Payments. Income phase payments may not begin during the first contract year, or, unless we consent, later than the later of:

- The first day of the month following the annuitant's 90th birthday; or
- The tenth anniversary of the last premium payment made to your contract.

Income phase payments will not begin until you have selected an income phase payment option. Surrender charges may apply if income phase payments begin within the first five contract years. Failure to select an income phase payment option by the later of the annuitant's 90th birthday or the tenth anniversary of your last premium payment may have adverse tax consequences. You should consult with a qualified tax adviser if you are considering delaying the selection of an income phase payment option before the later of these dates.

Income phase payments may not extend beyond:

a) The life of the annuitant;
b) The joint lives of the annuitant and beneficiary;
c) A guaranteed period greater than the annuitant's life expectancy; or
d) A guaranteed period greater than the joint life expectancies of the annuitant and beneficiary.

When income phase payments start, the age of the annuitant plus the number of years for which payments are guaranteed may not exceed 100.

If income phase payments start when the annuitant is at an advanced age, such as over 85, it is possible that the contract will not be considered an annuity for federal tax purposes.

See "**Federal Tax Considerations**" for further discussion of rules relating to income phase payments.

Charges Deducted

- If variable income phase payments are selected, we make a daily deduction for mortality and expense risks from amounts held in the subaccounts. Therefore, if you choose variable income phase payments and a nonlifetime income phase payment option, we still make this deduction from the subaccounts you select, even though we no longer assume any mortality risks. The amount of this charge, on an annual basis, is equal to 1.50% of amounts invested in the subaccounts. See "Fees and Expenses."
- There is currently no administrative expense charge during the income phase. We reserve the right, however, to charge an administrative expense charge of up to 0.15% during the income phase. If imposed, we deduct this charge daily from the subaccounts corresponding to the funds you select. If we are imposing this charge when you enter the income phase, the charge will apply to you during the entire income phase. See "Fees and Expenses."

Death Benefit during the Income Phase. The death benefits that may be available to a beneficiary are outlined in the income phase payment options table below. If we do not receive a request to apply the death benefit proceeds to an annuity option, we will make a single sum distribution. Unless you elect otherwise, the distribution will be made into an interest bearing account, backed by our general account, that is accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time without penalty. Interest paid on this account may be less than interest paid on other settlement options. We will generally distribute death benefit proceeds within 7 days after our Customer Service Center has received sufficient information to make the payment.

If continuing income phase payments are elected, the beneficiary may not elect to receive a lump sum at a future date unless the income phase payment option specifically allows a withdrawal right. We will calculate the value of any death benefit at the next valuation after we receive proof of death and a request for payment. Such value will be reduced by any payments made after the date of death.

Beneficiary Rights. A beneficiary's right to elect an income phase payment option or receive a lump-sum payment may have been restricted by the contract owner. If so, such rights or options will not be available to the beneficiary.

Partial Entry into the Income Phase. You may elect an income phase payment option for a portion of your contract value, while leaving the remaining portion invested in the accumulation phase. Whether the Tax Code considers such payments taxable as income phase payments or as withdrawals is currently unclear; therefore, you should consult with a qualified tax adviser before electing this option. The same or different income phase payment option may be selected for the portion left invested in the accumulation phase.

Taxation. To avoid certain tax penalties, you or your beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting an income phase payment option, the Tax Code requires that your expected payments will not exceed certain durations. See "Federal Tax Considerations".

Payment Options
The following table lists the income phase payment options and accompanying death benefits available during the income phase. We may offer additional income phase payment options under the contract from time to time. Once income phase payments begin, the income phase payment option selected may not be changed.

Terms to understand:

Annuitant(s): The person(s) on whose life expectancy(ies) the income phase payments are based.

Beneficiary(ies): The person(s) or entity(ies) entitled to receive a death benefit, if any, under the income phase payment option selected.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made if the annuitant dies prior to the second payment's due date. **Death Benefit-None:** All payments end upon the annuitant's death.
Life Income-Guaranteed Payments*	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5 to 30 years or as otherwise specified in the contract. **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments.
Life Income-Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made if both annuitants die before the second payment's due date. **Continuing Payments:** When you select this option you choose for: a) 100%, 66 2/3% or 50% of the payment to continue to the surviving annuitant after the first death; or b) 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit-None:** All payments end upon the death of both annuitants.

*Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.

Lifetime Income Phase Payment Options	
Life Income-Two Lives Guaranteed Payments*	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed from 5 to 30 years or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit-Payment to the Beneficiary:** If both annuitants die before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments.
Life Income- Cash Refund Option (limited availability-fixed payments only)	**Length of Payments:** For as long as the annuitant lives. **Death Benefit-Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump sum payment equal to the amount originally applied to the income phase payment option (less any applicable premium tax) and less the total amount of income payments paid.
Life Income-Two Lives-Cash Refund Option (limited availability-fixed payments only)	**Length of Payments:** For as long as either annuitant lives. **Continuing Payments:** 100% of the payment to continue after the first death. **Death Benefit-Payment to the Beneficiary:** When both annuitants die we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any applicable premium tax) and less the total amount of income payments paid.
Nonlifetime Income Phase Payment Option	
Nonlifetime-Guaranteed Payments*	**Length of Payments:** You may select payments for 5 to 30 years. In certain cases a lump-sum payment may be requested at any time (see below). **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments.
Lump-Sum Payment: If the "Nonlifetime-Guaranteed Payments" option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. Any such lump-sum payments will be treated as a withdrawal during the accumulation phase and we will charge any applicable surrender charge. Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at our Customer Service Center.	

*Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.

OTHER CONTRACT PROVISIONS

Reports to Contract Owners
We will send you a quarterly report within 31 days after the end of each calendar quarter. The report will show the contract value, cash surrender value, and the death benefit as of the end of the calendar quarter. The report will also show the allocation of your contract value and reflects the amounts deducted from or added to the contract value since the last report. You have 30 days to notify our Customer Service Center of any errors or discrepancies contained in the report or in any confirmation notices. We will also send you copies of any shareholder reports of the funds in which Separate Account B invests, as well as any other reports, notices or documents we are required by law to furnish to you.

Suspension of Payments
The Company reserves the right to suspend or postpone the date of any payment or determination of values, beyond the 7 permitted days, on any business day; (1) when the New York Stock Exchange is closed; (2) when trading on the New York Stock Exchange is restricted; (3) when an emergency exists as determined by the SEC so that the sale of securities held in Separate Account B may not reasonably occur or so that the Company may not reasonably determine the value of Separate Account B's net assets; or (4) during any other period when the SEC so permits for the protection of security holders. We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months.

In Case of Errors in Your Application
If an age or gender given in the application or enrollment form is misstated, the amounts payable or benefits provided by the contract shall be those that the premium payment would have bought at the correct age or sex.

Contract Changes - Applicable Tax Law
We have the right to make changes in the contract to continue to qualify the contract as an annuity under applicable federal tax law. You will be given advance notice of such changes.

Free Look
If you cancel your contract within 7 days after you receive it, we will return your premium payment. You may cancel your contract within your 10-day free look period. We deem the free look period to expire 15 days after we mail the contract to you. Some states may require a longer free look period. To cancel, you need to send your contract to our Customer Service Center or to the agent from whom you purchased it. We will refund the contract value. For purposes of the refund during the free look period, (i) we adjust your contract value for any Market Value Adjustment (if you have invested in the Fixed Account), and (ii) then we include a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the funds and the potential positive or negative effect of the market value adjustment, the contract value returned may be greater or less than the premium payment you paid. In the case of IRA's cancelled within 7 days of receipt of the contract and in some states, we are required to return to you the amount of the paid premium (rather than the contract value) in which case you will not be subject to investment risk during the free look period. In these circumstances, your premiums designated for investment in the subaccounts may be allocated during the free look period to a subaccount specially designated by the Company for this purpose (currently, the ING Liquid Assets Portfolio subaccount). We may, in our discretion, require that premiums designated for investment in the subaccounts from all other states as well as premiums designated for a Fixed Interest Allocation be allocated to the specially designated subaccount during the free look period. Your free look rights depend on the laws of the state in which you purchase your contract. Your contract is void as of the day we receive your contract and cancellation request. We determine your contract value at the close of business on the day we receive your written request. If you keep your contract after the free look period and the investment is allocated to a subaccount specially designated by the Company, we will put your money in the subaccount(s) chosen by you, based on the accumulation unit value next computed for each subaccount, and/or in the Fixed Interest Allocation chosen by you.

Special Arrangements
We may reduce or waive any contract, rider, or benefit fees or charges for certain group or sponsored arrangements, under special programs, and for certain employees, agents, and related persons of our parent corporation and its affiliates. We reduce or waive these items based on expected economies, and the variations are based on differences in costs or services.

CONTRACT DISTRIBUTION

Selling the Contract
Our affiliate, Directed Services LLC, 1475 Dunwoody Drive, West Chester, PA 19380 is the principal underwriter and distributor of the contract as well as for other Company contracts. Directed Services LLC, a Delaware limited liability company, is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

Directed Services LLC does not retain any commissions or compensation paid to it by the Company for contract sales. Directed Services LLC enters into selling agreements with affiliated and unaffiliated broker-dealers to sell the contracts through their registered representatives who are licensed to sell securities and variable insurance products ("selling firms"). Selling firms are also registered with the SEC and are NASD member firms.

The following is a list of broker/dealers that are affiliated with the Company:

● Bancnorth Investment Group, Inc.	● ING Financial Markets LLC
● Directed Services LLC	● ING Financial Partners, Inc.
● Financial Network Investment Corporation	● ING Funds Distributor, LLC
● Guaranty Brokerage Services, Inc.	● ING Investment Management Services LLC
● ING America Equities, Inc.	● ING Private Wealth Management LLC
● ING Direct Funds Limited	● Multi-Financial Securities Corporation
● ING DIRECT Securities, Inc.	● PrimeVest Financial Services, Inc.
● ING Financial Advisers, LLC	● Systematized Benefits Administrators, Inc.

Directed Services LLC pays selling firms compensation for the promotion and sale of the contracts. Registered representatives of the selling firms who solicit sales of the contracts typically receive a portion of the compensation paid by Directed Services LLC to the selling firm in the form of commissions or other compensation, depending on the agreement between the selling firm and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the Separate Account. We intend to recoup this compensation and other sales expenses paid to selling firms through fees and charges imposed under the contracts.

Directed Services LLC pays selling firms for contract sales according to one or more schedules. This compensation is generally based on a percentage of premium payments. Selling firms may receive commissions of up to 7.0% of premium payments. In addition, selling firms may receive ongoing annual compensation of up to 0.55% of all, or a portion, of values of contracts sold through the firm. Individual representatives may receive all or a portion of compensation paid to their selling firm, depending on the firm's practices. Commissions and annual compensation, when combined, could exceed 7.0% of total premium payments.

Directed Services LLC has special compensation arrangements with certain selling firms based on those firms' aggregate or anticipated sales of the contracts or other criteria. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

In addition to the direct cash compensation for sales of contracts described above, Directed Services LLC may also pay selling firms additional compensation or reimbursement of expenses for their efforts in selling the contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;
- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of policies; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the Contract.

The following is a list of the top 25 selling firms that, during 2006, received the most compensation, in the aggregate, from us in connection with the sale of registered annuity contracts issued by us, ranked by total dollars received:

1.	ING Financial Partners, Inc.	14.	Merrill Lynch, Pierce, Fenner & Smith, Inc.
2.	Linsco/Private Ledger Corporation	15.	Wells Fargo Investments, LLC
3.	Morgan Stanley DW Inc.	16.	Securities America, Inc.
4.	Citigroup Global Markets, Inc.	17.	Banc of America Investment Services Inc.
5.	ING Financial Partners, Inc. - CAREER	18.	Woodbury Financial Services Inc.
6.	Wachovia Securities Inc. - Bank	19.	Centaurus Financial, Inc.
7.	PrimeVest Financial Services, Inc.	20.	MML Investors Services, Inc.
8.	A. G. Edwards & Sons, Inc.	21.	Investors Capital Corporation
9.	UBS Financial Services, Inc.	22.	National Planning Corporation
10.	Wachovia Securities Inc.	23.	Royal Alliance Associates, Inc.
11.	Financial Network Investment Corporation	24.	Citicorp Investment Services
12.	Raymond James Financial Services, Inc.	25.	FFP Securities, Inc.
13.	Multi-Financial Securities Corporation		

Directed Services LLC may also compensate wholesalers/distributors, and their sales management personnel, for contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of premium payments and/or a percentage of contract values. Directed Services LLC may, at its discretion, pay additional cash compensation to wholesalers/distributors for sales by certain broker-dealers or "focus firms."

We do not pay any additional compensation on the sale or exercise of any of the contract's optional benefit riders offered in this prospectus.

This is a general discussion of the types and levels of compensation paid by us for sales of our variable annuity contracts. It is important for you to know that the payment of volume- or sales-based compensation to a selling firm or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

OTHER INFORMATION

Loans. We do not currently permit loans under Section 403(b) contracts that are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Loans may be available if you purchased your contract in connection with a non-ERISA 403(b) plan. If your contract was issued in connection with a 403(b) plan and the terms of your plan permit, you may take a loan from us, using your surrender value as collateral for the loan. Loans are subject to the terms of the contract, your 403(b) plan, the Tax Code and other federal and state regulations. The amount and number of leans outstanding at any one time under your tax-deferred annuity are limited, whether under our contracts or those of other carriers. Tax-deferred annuity loans are not available for contracts issued in the Commonwealth of Massachusetts. We may modify the terms of a loan to comply with changes in applicable law. Various mandatory repayment requirements apply to loans, and failure to repay generally will result in income to you and the potential application of tax penalties. We urge you to consult with a qualified tax advisor prior to effecting a loan transaction under your contract. We may apply additional restrictions or limitations on loans, and you must make loan requests in accordance with our administrative practices and loan requests procedures in effect at the time you submit your request. Read the terms of the loan agreement before submitting any request. We reserve the right not to grant a loan request if the participant has an outstanding loan in default.

Any outstanding loan balance impacts the following:

- Withdrawal and Charges: We determine amounts available for maximum withdrawal amounts, free partial withdrawals, systematic withdrawals and waiver of administrative charges by reducing the otherwise applicable amounts by the amount of any outstanding loan balance.

- Death Benefits, Annuitization and Surrenders: We deduct the outstanding loan balance from any amounts otherwise payable and in determining the amount available for annuitization.

The portion of any contract value used to pay off an outstanding loan balance will reduce the ING LifePay Base, ING Joint LifePay Base or Maximum Annual Withdrawal as applicable. We do not recommend the ING LifePay or ING Joint LifePay rider if loans are contemplated.

Voting Rights

We will vote the shares of a fund owned by Separate Account B according to your instructions. However, if the 1940 Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a fund in our own right, we may decide to do so.

We determine the number of shares that you have in a subaccount by dividing the contract's contract value in that subaccount by the net asset value of one share of the fund in which a subaccount invests. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a fund shareholder meeting. We will ask you for voting instructions by mail at least 10 days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all contracts in that subaccount. We will also vote shares we hold in Separate Account B which are not attributable to contract owners in the same proportion.

State Regulation

We are regulated by the Insurance Department of the State of Iowa. We are also subject to the insurance laws and regulations of all jurisdictions where we do business. The variable contract offered by this prospectus has been approved where required by those jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

Legal Proceedings

We are not aware of any pending legal proceedings which involve Separate Account B as a party.

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Directed Services LLC, the principal underwriter and distributor of the contract, is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Directed Services LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the contract.

FEDERAL TAX CONSIDERATIONS

Introduction
This section discusses our understanding of current federal income tax laws affecting the contract. You should keep the following in mind when reading it:

- Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past;
- This section addresses federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes, or any other tax provisions; and
- We do not make any guarantee about the tax treatment of the contract or transactions involving the contract.

We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contract, consult a tax adviser. For more comprehensive information, contact the Internal Revenue Service (IRS).

Types of Contracts: Nonqualified or Qualified
The contract may be purchased on a non-tax-qualified basis (nonqualified contracts) or purchased on a tax-qualified basis (qualified contracts).

Nonqualified contracts are purchased with after tax contributions and are not related to retirement plans that receive special income tax treatment under the Tax Code.

Qualified contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans that are intended to qualify for special income tax treatment under Sections 403(b), 408, or 408A of the Tax Code.

Taxation of Nonqualified Contracts

Taxation of Gains Prior to Distribution
Tax Code Section 72 governs taxation of annuities in general. We believe that if you are a natural person you will generally not be taxed on increases in the value of a nonqualified contract until a distribution occurs or until income phase payments begin. This assumes that the contract will qualify as an annuity contract for federal income tax purposes. For these purposes, the agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. In order to be eligible to receive deferral of taxation, the following requirements must be satisfied:

Diversification. Tax Code Section 817(h) requires that in a nonqualified contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by Tax Code Section 817(h) and by the Treasury in Reg. Sec. 1.817-5, which affects how the funds' assets may be invested.

Investor Control. Although earnings under nonqualified contracts are generally not taxed until withdrawn, the IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the contract holder from being considered the federal tax owner of a pro rata share of the assets of the separate account.

Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires any nonqualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of your death. The nonqualified contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Non-Natural Holders of a Nonqualified Contract. If you are not a natural person, a nonqualified contract generally is not treated as an annuity for income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. Income on the contract is any increase over the year in the excess of the contract value over the "investment in the contract" (generally, the premiums or other consideration you paid for the contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a non-natural person should consult with its tax adviser prior to purchasing the contract. When the contract owner is not a natural person, a change in the annuitant is treated as the death of the contract owner.

Delayed Income Phase Starting Date. If the contract's income phase start date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., age 85), it is possible that the contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the contract could be currently includible in your income.

Taxation of Distributions

General. When a withdrawal from a nonqualified contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the contract at that time. Investment in the contract is generally equal to the amount of all contributions to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a surrender under a nonqualified contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's cost basis in the contract.

10% Penalty Tax. A distribution from a nonqualified contract may be subject to a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

- made on or after the taxpayer reaches age 59½;
- made on or after the death of a contract owner (the annuitant if the contract owner is a non-natural person);
- attributable to the taxpayer's becoming disabled as defined in the Tax Code;
- made as part of a series of substantially equal periodic payments (at least annually)over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
- the distribution is allocable to investment in the contract before August 14, 1982.

The 10% penalty does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will carry over to the new contract. You should consult with your tax advisor regarding procedures for making Section 1035 exchanges.

If your contract is purchased through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, then any distributions other than income phase payments will be treated, for tax purposes, as coming:

- First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchanged into the contract;
- Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
- Then, from any remaining "income on the contract;" and
- Lastly, from any remaining "investment in the contract."

The IRS has concluded that in certain instances, the partial exchange of a portion of one annuity contract for another contract will be tax-free. However, the IRS has reserved the right to treat transactions it considers abusive as ineligible for favorable partial 1035 tax-free exchange treatment. It is not certain whether the IRS would treat an immediate withdrawal or annuitization after a partial exchange as abusive. In addition, it is unclear how the IRS will treat a partial exchange from a life insurance, endowment, or annuity contract directly into an immediate annuity. Currently, we will accept a partial 1035 exchange from a nonqualified annuity into a deferred annuity or an immediate annuity as a tax-free transaction unless we believe that we would be expected to treat the transaction as abusive. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, recognizes or reports a partial exchange. We strongly advise you to discuss any proposed 1035 exchange with your tax advisor prior to proceeding with the transaction.

Taxation of Income Phase Payments. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each income phase payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an income phase payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of income phase payments, as determined when income phase payments start. Once your investment in the contract has been fully recovered, however, the full amount of each subsequent income phase payment is subject to tax as ordinary income. The tax treatment of partial annuitizations is unclear. We currently treat any partial annuitizations as withdrawals rather than as income phase payments. Please consult your tax adviser before electing a partial annuitization.

Death Benefits. Amounts may be distributed from a contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the contract, or (ii) if distributed under a payment option, they are taxed in the same way as income phase payments. Special rules may apply to amounts distributed after a Beneficiary has elected to maintain contract value and receive payments.

Different distribution requirements apply if your death occurs:

- After you begin receiving income phase payments under the contract; or
- Before you begin receiving such distributions.

If your death occurs after you begin receiving income phase payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving income phase payments, your entire balance must be distributed within five years after the date of your death. For example, if you died on September 1, 2007, your entire balance must be distributed by August 31, 2012. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:

- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a non-natural person and the primary annuitant dies, the same rules apply on the death of the primary annuitant as outlined above for death of a contract owner.

The contract offers a death benefit that may exceed the greater of the premium payments and the contract value. Certain charges are imposed with respect to the death benefit. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the contract.

Assignments and Other Transfers. A transfer, pledge or assignment of ownership of a nonqualified contract, the selection of certain annuity dates, or the designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are not discussed herein. The assignment, pledge or agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. Anyone contemplating any such transfer, pledge, assignment, or designation or exchange, should consult a tax adviser regarding the potential tax effects of such a transaction.

Immediate Annuities. Under section 72 of the Tax Code, an immediate annuity means an annuity (1) which is purchased with a single premium, (2) with income phase payments starting within one year from the date of purchase, and (3) which provides a series of substantially equal periodic payments made annually or more frequently. While this contract is not designed as an immediate annuity, treatment as an immediate annuity would have significance with respect to exceptions from the 10% early withdrawal penalty, to contracts owned by non-natural persons, and for certain exchanges.

Multiple Contracts. Tax laws require that all nonqualified deferred annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code Section 72(e) through the serial purchase of annuity contracts or otherwise.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of periodic income phase payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code Section 1441 based on the individual's citizenship, the country of domicile and treaty status.

Taxation of Qualified Contracts

General

The contracts are primarily designed for use with IRAs under Tax Code Section 408 and 408A and Tax Code Section 403(b) plans (We refer to all of these as "qualified plans"). The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. The ultimate effect of federal income taxes on the amounts held under a contract, or on income phase payments, depends on the type of retirement plan and your tax status. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from: contributions in excess of specified limits; distributions before age 59½ (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Some qualified plans may be subject to additional distribution or other requirements that are not incorporated into the contract. No attempt is made to provide more than general information about the use of the contracts with qualified plans. Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under these qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the contract, unless we consent.

Contract owners and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a contract for your particular situation. The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral

Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as guaranteed living benefits and/or death benefits or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

Individual Retirement Annuities. Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. If you make a tax-free rollover of a distribution from an IRA you may not make another tax-free rollover from the IRA within a 1-year period. Sales of the contract for use with IRAs may be subject to special requirements of the IRS.

The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Roth IRAs. Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth IRA from which the rollover was made within a 1-year period. A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Sales of a contract for use with a Roth IRA may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Section 403(b) Tax-Deferred Annuities. The contracts are available as Tax Code section 403(b) tax-deferred annuities. Section 403(b) of the Tax Code allows employees of certain Tax Code section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement.

In November 2004, the Treasury Department proposed regulations which, if finalized, are not scheduled to take effect until after 2007. These proposed regulations may not be relied upon until they become final. We reserve the right to modify the contracts to comply with these regulations where allowed, or where required by law. The proposed regulations include: (a) the ability to terminate a 403(b) plan, which would entitle a participant to a distribution; (b) a revocation or modification of IRS Revenue Ruling 90-24, which would increase restrictions on a participant's right to transfer his or her 403(b) accounts; and (3) the imposition of withdrawal restrictions on non-salary reduction contribution amounts, as well as other changes.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. You should consult with your tax adviser in connection with contributions to a qualified contract.

Distributions – General

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from a contract including withdrawals, income phase payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

Individual Retirement Annuities. All distributions from an IRA are taxed as received unless either one of the following is true:

- The distribution is rolled over to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or
- You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code; or
- The distribution is a qualified charitable distribution as defined under the Pension Protection Act of 2006. This type of distribution is only available through the end of 2007. You should consult a competent tax advisor for further information.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from an IRA unless certain exceptions, including one or more of the following, have occurred:

- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- The distribution amount is rolled over into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;
- The distribution is made due to an IRS levy upon your plan;
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO); or
- The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006.

In addition, the 10% penalty tax does not apply to a distribution made from an IRA to pay for health insurance premiums for certain unemployed individuals, a qualified first-time home purchase, or for higher education expenses.

Roth IRAs. A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:

- Made after the five-taxable year period beginning with the first taxable year for which a contribution was made to a Roth IRA of the owner; and
- Made after you attain age 59½, die, become disabled as defined in the Tax Code, or for a qualified first-time home purchase.

If a distribution is not qualified, it will be taxable to the extent of the accumulated earnings unless it is a qualified charitable contribution as defined under the Pension Protection Act and as described above. A partial distribution will first be treated as a return of contributions which is not taxable and then as taxable accumulated earnings.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Roth IRA that is not a qualified distribution unless certain exceptions have occurred. In general, the exceptions for an IRA listed above also apply to a distribution from a Roth IRA that is not a qualified distribution or a rollover to a Roth IRA that is not a qualified rollover contribution. The 10% penalty tax is also waived on a distribution made from a Roth IRA to pay for health insurance premiums for certain unemployed individuals, used for a qualified first-time home purchase, or for higher education expenses.

403(b) Plans. All distributions from these plans are taxed as received unless one of the following is true:

- The distribution is an eligible rollover distribution and is rolled over to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:

- Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
- A required minimum distribution under Tax Code section 401(a)(9);
- A hardship withdrawal;
- Otherwise excludable from income; or
- Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 403(b) plan, unless certain exceptions have occurred. In general, the exceptions for an IRA listed above also apply to a distribution from a 403(b) plan, plus in the event you have separated from service with the sponsor at or after age 55, or you have separate from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary. In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Distribution of amounts restricted under Tax Code section 403(b)(11) may only occur upon your death, attainment of age 59½, severance from employment, disability or financial hardship. Such distributions remain subject to other applicable restrictions under the Tax Code.

If, pursuant to Revenue Ruling 90-24, the Company agrees to accept amounts transferred from a Tax Code section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code section 403(b)(7)(A)(ii).

Special Hurricane-Related Relief. The Katrina Emergency Tax Relief Act and the Gulf Opportunity Zone Act provide tax relief to victims of Hurricanes Katrina, Rita and Wilma. The relief includes a waiver of the 10% penalty tax on qualified hurricane distributions from eligible retirement plans (IRA and 403(b)). In addition, the 20% mandatory withholding rules do not apply to these distributions and the tax may be spread out ratably over a three-year period. A recipient of qualified hurricane distribution may also elect to re-contribute all or a portion of the distribution to an eligible retirement plan within three (3) years of receipt without tax consequences. Other relief may also apply. You should consult a competent tax adviser for further information.

Lifetime Required Minimum Distributions (IRA and 403(b) only). To avoid certain tax penalties, you and any designated beneficiary must also meet the minimum distribution requirements imposed by the Tax Code. The requirements do not apply to Roth IRA contracts while the owner is living. These rules may dictate the following:

- Start date for distributions;
- The time period in which all amounts in your account(s) must be distributed; and
- Distribution amounts.

Start Date and Time Period. Generally, you must begin receiving distributions from a traditional IRA by April 1 of the calendar year following the calendar year in which you attain age 70½. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of any other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime Required Minimum Distributions are not applicable to Roth IRAs. Further information regarding required minimum distributions may be found in your contract.

Required Distributions Upon Death (Section 403(b), IRAs and Roth IRAs Only). Different distribution requirements apply after your death, depending upon if you have been receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the required minimum distributions after your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2007, your entire balance must be distributed to the designated beneficiary by December 31, 2012. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, and you have named a designated beneficiary, then payments may be made over either of the following time frames:

- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

No designated beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar containing the fifth anniversary of the contract owner's death.

Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only). In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

IRAs and Roth IRAs. Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions.

403(b) Plans. Generally, distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status.

Assignment and Other Transfers

IRAS and Roth IRAs. The Tax Code does not allow a transfer or assignment of your rights under the contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a qualified tax adviser regarding the potential tax effects of such a transaction.

Section 403(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:

- A plan participant as a means to provide benefit payments;
- An alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p); or
- The Company as collateral for a loan.

Tax Consequences of Living Benefits and Death Benefits

Living Benefits. Except as otherwise noted below, when a withdrawal from a nonqualified contract occurs under a minimum guaranteed withdrawal benefit rider (including the ING LifePay and ING Joint LifePay riders), the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any deferred sales charge) immediately before the distribution over the contract owner's investment in the contract at that time.

Investment in the contract is generally equal to the amount of all contributions to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments, or gifts, less the aggregate amount of non-taxable distributions previously made. For nonqualified contracts, the income on the contract for purposes of calculating the taxable amount of a distribution may be unclear. For example, the living benefits provided under a MGWB rider (including the ING LifePay and ING Joint LifePay riders), or the MGIB rider, as well as the market value adjustment, could increase the contract value that applies. Thus, the income on the contract could be higher than the amount of income that would be determined without regard to such a benefit. As a result, you could have higher amounts of income than will be reported to you. In addition, payments under any guaranteed payment phase of such riders after the contract value has been reduced to zero may be subject to the exclusion ratio rules under Tax Code Section 72(b) for tax purposes.

The tax treatment of partial annuitizations is unclear. We currently treat any partial annuitization, such as those associated with the minimum guaranteed income benefit as withdrawals rather than income phase payments. Please consult your tax adviser before electing a partial annuitization.

Enhanced Death Benefits. The contract offers a death benefit that may exceed the greater of the premium payments and the contract value. It is possible that the IRS could characterize such a death benefit as an incidental death benefit. There are limitations on the amount of incidental benefits that may be provided under pension and profit sharing plans. In addition, the provision of such benefits may result in currently taxable income to contract owners, and the presence of the death benefit could affect the amount of required minimum distributions. Finally, certain charges are imposed with respect to some of the available death benefits. It is possible those charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the contract.

Possible Changes in Taxation

Although the likelihood of legislative change and tax reform is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. The Separate Account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case, we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your account value invested in the subaccounts.

STATEMENT OF ADDITIONAL INFORMATION

Table of Contents

Please tear off, complete and return the form below to order a free Statement of Additional Information for the contracts offered under the prospectus, free of charge. Address the form to our Customer Service Center; the address is shown on the prospectus cover.

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PLEASE SEND ME:

❑ **A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT B**

Please Print or Type:

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Name

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Social Security Number

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04/30/2007

_ — — —

APPENDIX A
CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2006, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of ING USA Separate Account B available under the Contract for the indicated periods.

Separate Account Annual Charges of 0.75 %

	2006	2005	2004	2003	2002
FIDELITY® VIP CONTRAFUND® PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$14.71	$12.70	$11.11	$8.73	$9.74
Value at end of period	$16.27	$14.71	$12.70	$11.11	$8.73
Number of accumulation units outstanding at end of period	913,687	599,653	337,248	234,386	18,395
FIDELITY® VIP EQUITY-INCOME PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$11.81	$11.27	$10.21	$7.91	$9.62
Value at end of period	$14.06	$11.81	$11.27	$10.21	$7.91
Number of accumulation units outstanding at end of period	382,560	339,023	351,282	321,037	21,034
FRANKLIN SMALL CAP VALUE SECURITIES FUND					
(Fund first available during January 2002)					
Value at beginning of period	$15.63	$14.48	$11.79	$8.99	$9.98
Value at end of period	$18.15	$15.63	$14.48	$11.79	$8.99
Number of accumulation units outstanding at end of period	115,207	65,724	19,788	11,105	1,802
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$10.89	$10.84	$9.92	$7.61	$9.94
Value at end of period	$12.90	$10.89	$10.84	$9.92	$7.61
Number of accumulation units outstanding at end of period	25,095	21,354	36,068	32,122	487
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$10.77	$9.91			
Value at end of period	$10.52	$10.77			
Number of accumulation units outstanding at end of period	23,536	33,085			
ING AMERICAN CENTURY SELECT PORTFOLIO (SERVICE CLASS)					
(Fund first available during January 2002)					
Value at beginning of period	$9.08	$9.09	$8.74	$6.56	$9.88
Value at end of period	$8.85	$9.08	$9.09	$8.74	$6.56
Number of accumulation units outstanding at end of period	7,291	1,401	15,692	12,633	5,956

Condensed Financial Information (continued)

	2006	2005	2004	2003	2002
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO					
(Fund first available during May 2002)					
Value at beginning of period	$14.06	$13.14	$10.91	$8.11	$10.00
Value at end of period	$16.11	$14.06	$13.14	$10.91	$8.11
Number of accumulation units outstanding at end of period	11,558	10,939	12,505	11,451	0
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$10.13	$9.76			
Value at end of period	$11.52	$10.13			
Number of accumulation units outstanding at end of period	149,129	17,020			
ING AMERICAN FUNDS GROWTH PORTFOLIO					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$10.60	$9.95			
Value at end of period	$11.53	$10.60			
Number of accumulation units outstanding at end of period	260,069	16,580			
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$11.01	$10.14			
Value at end of period	$12.94	$11.01			
Number of accumulation units outstanding at end of period	214,094	64,347			
ING BARON SMALL CAP GROWTH PORTFOLIO					
(Fund first available during May 2002)					
Value at beginning of period	$15.62	$14.66	$11.54	$8.72	$10.00
Value at end of period	$17.87	$15.62	$14.66	$11.54	$8.72
Number of accumulation units outstanding at end of period	136,753	86,471	38,600	53,076	0
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO					
(Funds were first received in this option during December 2006)					
Value at beginning of period	$10.49				
Value at end of period	$10.38				
Number of accumulation units outstanding at end of period	2,667				
ING DAVIS VENTURE VALUE PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$11.48	$11.14	$10.35	$7.41	$9.99
Value at end of period	$12.98	$11.48	$11.14	$10.35	$7.41
Number of accumulation units outstanding at end of period	32,878	30,426	40,561	44,075	1,232
ING EVERGREEN OMEGA PORTFOLIO					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$11.34	$11.05			
Value at end of period	$11.89	$11.34			
Number of accumulation units outstanding at end of period	3,613	4,478			

CFI 2

Condensed Financial Information (continued)

	2006	2005	2004	2003	2002
ING FMR^SM LARGE CAP GROWTH PORTFOLIO					
(Funds were first received in this option during April 2006)					
Value at beginning of period	$9.97				
Value at end of period	$9.94				
Number of accumulation units outstanding at end of period	122,452				
ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO					
(Funds were first received in this option during August 2006)					
Value at beginning of period	$9.87				
Value at end of period	$10.64				
Number of accumulation units outstanding at end of period	92				
ING JPMORGAN INTERNATIONAL PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$13.42	$12.32	$10.46	$8.14	$10.04
Value at end of period	$16.24	$13.42	$12.32	$10.46	$8.14
Number of accumulation units outstanding at end of period	24,983	31,334	31,522	21,669	534
ING JPMORGAN MID CAP VALUE PORTFOLIO					
(Fund first available during May 2002)					
Value at beginning of period	$15.31	$14.21	$11.88	$9.20	$10.00
Value at end of period	$17.70	$15.31	$14.21	$11.88	$9.20
Number of accumulation units outstanding at end of period	87,571	50,519	19,960	13,543	0
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$11.98	$11.70			
Value at end of period	$13.08	$11.98			
Number of accumulation units outstanding at end of period	7,816	4,707			
ING LEGG MASON VALUE PORTFOLIO					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$11.56	$10.90			
Value at end of period	$12.22	$11.56			
Number of accumulation units outstanding at end of period	33,854	15,922			
ING LIQUID ASSETS PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$17.72	$17.37	$17.34	$17.34	$17.22
Value at end of period	$18.40	$17.72	$17.37	$17.34	$17.34
Number of accumulation units outstanding at end of period	153,120	34,025	31,348	23,815	25,089
ING MFS TOTAL RETURN PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$26.49	$25.94	$23.52	$20.30	$21.55
Value at end of period	$29.43	$26.49	$25.94	$23.52	$20.30
Number of accumulation units outstanding at end of period	104,135	139,054	101,092	66,352	24,145

CFI 3

Condensed Financial Information (continued)

	2006	2005	2004	2003	2002
ING OPCAP BALANCED VALUE PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$11.25	$11.04	$10.08	$7.80	$9.97
Value at end of period	$12.34	$11.25	$11.04	$10.08	$7.80
Number of accumulation units outstanding at end of period	22,445	35,128	37,831	36,432	16,208
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$12.06	$10.06			
Value at end of period	$14.12	$12.06			
Number of accumulation units outstanding at end of period	231,483	335,304			
ING OPPENHEIMER GLOBAL PORTFOLIO (SERVICE CLASS)					
(Fund first available during May 2002)					
Value at beginning of period	$14.02	$12.47	$10.92	$8.35	$10.00
Value at end of period	$16.36	$14.02	$12.47	$10.92	$8.35
Number of accumulation units outstanding at end of period	271,980	125,557	11,617	3,128	223
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$10.12	$10.01			
Value at end of period	$10.87	$10.12			
Number of accumulation units outstanding at end of period	158,225	129,252			
ING PIMCO CORE BOND PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$14.76	$14.51	$13.94	$13.41	$12.43
Value at end of period	$15.28	$14.76	$14.51	$13.94	$13.41
Number of accumulation units outstanding at end of period	18,781	19,134	15,494	22,526	11,209
ING PIMCO HIGH YIELD PORTFOLIO					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$10.56	$10.20			
Value at end of period	$11.41	$10.56			
Number of accumulation units outstanding at end of period	195,700	67,117			
ING PIMCO TOTAL RETURN PORTFOLIO					
(Fund first available during May 2002)					
Value at beginning of period	$11.65	$11.50	$11.11	$10.75	$10.00
Value at end of period	$12.03	$11.65	$11.50	$11.11	$10.75
Number of accumulation units outstanding at end of period	126,334	135,399	102,583	131,991	55,182
ING PIONEER FUND PORTFOLIO					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$11.03	$10.74			
Value at end of period	$12.78	$11.03			
Number of accumulation units outstanding at end of period	47,686	40,290			

	2006	2005	2004	2003	2002
ING PIONEER MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$10.94	$10.27			
Value at end of period	$12.20	$10.94			
Number of accumulation units outstanding at end of period	139,643	118,868			
ING SOLUTION 2015 PORTFOLIO					
(Funds were first received in this option during August 2005)					
Value at beginning of period	$10.72	$10.51			
Value at end of period	$11.78	$10.72			
Number of accumulation units outstanding at end of period	82,464	3,654			
ING SOLUTION 2025 PORTFOLIO					
(Funds were first received in this option during August 2005)					
Value at beginning of period	$10.94	$10.61			
Value at end of period	$12.23	$10.94			
Number of accumulation units outstanding at end of period	52,414	4,318			
ING SOLUTION 2035 PORTFOLIO					
(Funds were first received in this option during July 2005)					
Value at beginning of period	$11.10	$10.75			
Value at end of period	$12.58	$11.10			
Number of accumulation units outstanding at end of period	24,237	1,474			
ING SOLUTION 2045 PORTFOLIO					
(Funds were first received in this option during May 2006)					
Value at beginning of period	$12.16				
Value at end of period	$12.92				
Number of accumulation units outstanding at end of period	1,606				
ING SOLUTION INCOME PORTFOLIO					
(Funds were first received in this option during February 2006)					
Value at beginning of period	$10.39				
Value at end of period	$11.02				
Number of accumulation units outstanding at end of period	16,951				
ING THORNBURG VALUE PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$9.76	$9.71	$8.69	$6.85	$9.91
Value at end of period	$11.29	$9.76	$9.71	$8.69	$6.85
Number of accumulation units outstanding at end of period	59,105	22,881	31,110	35,846	10,569
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$11.48	$10.61	$9.85	$6.86	$9.90
Value at end of period	$12.41	$11.48	$10.61	$9.85	$6.86
Number of accumulation units outstanding at end of period	74,242	37,655	27,168	32,473	0

CFI 5

	2006	2005	2004	2003	2002
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$10.70	$10.33			
Value at end of period	$12.65	$10.70			
Number of accumulation units outstanding at end of period	29,680	10,509			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$11.16	$10.62	$9.75	$7.52	$9.91
Value at end of period	$12.52	$11.16	$10.62	$9.75	$7.52
Number of accumulation units outstanding at end of period	153,128	174,765	166,665	173,019	18,694
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$11.18	$10.33	$9.08	$7.35	$9.91
Value at end of period	$12.68	$11.18	$10.33	$9.08	$7.35
Number of accumulation units outstanding at end of period	33,090	13,249	9,007	7,245	0
ING VAN KAMPEN COMSTOCK PORTFOLIO					
(Fund first available during May 2002)					
Value at beginning of period	$12.77	$12.43	$10.73	$8.34	$10.00
Value at end of period	$14.68	$12.77	$12.43	$10.73	$8.34
Number of accumulation units outstanding at end of period	166,991	180,683	142,628	89,527	4,738
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$10.93	$10.06			
Value at end of period	$12.22	$10.93			
Number of accumulation units outstanding at end of period	249,753	305,069			
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (SERVICE CLASS)					
(Fund first available during January 2002)					
Value at beginning of period	$11.16	$10.43	$9.50	$7.54	$9.88
Value at end of period	$12.45	$11.16	$10.43	$9.50	$7.54
Number of accumulation units outstanding at end of period	365,656	132,381	10,731	7,594	297
ING VP BALANCED PORTFOLIO, INC.					
(Fund first available during September 2003)					
Value at beginning of period	$12.67	$12.27	$11.34	$10.00	
Value at end of period	$13.78	$12.67	$12.27	$11.34	
Number of accumulation units outstanding at end of period	112,784	103,794	104,648	71,914	
ING VP FINANCIAL SERVICES PORTFOLIO					
(Funds were first received in this option during December 2005)					
Value at beginning of period	$11.64	$11.70			
Value at end of period	$13.53	$11.64			
Number of accumulation units outstanding at end of period	4,610	849			

Condensed Financial Information (continued)

	2006	2005	2004	2003	2002
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO					
(Funds were first received in this option during August 2005)					
Value at beginning of period	$12.87	$11.70			
Value at end of period	$13.64	$12.87			
Number of accumulation units outstanding at end of period	11,674	3,984			
ING VP GROWTH AND INCOME PORTFOLIO					
(Fund first available during September 2003)					
Value at beginning of period	$13.95	$13.02	$12.14	$10.00	
Value at end of period	$15.75	$13.95	$13.02	$12.14	
Number of accumulation units outstanding at end of period	150,140	110,132	93,560	124,019	
ING VP GROWTH PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$10.30	$9.52	$8.96	$6.94	$9.87
Value at end of period	$10.47	$10.30	$9.52	$8.96	$6.94
Number of accumulation units outstanding at end of period	14,239	18,523	22,728	23,795	6,569
ING VP INDEX PLUS INTERNATIONAL EQUITY PORTFOLIO					
(Funds were first received in this option during April 2006)					
Value at beginning of period	$10.02				
Value at end of period	$10.95				
Number of accumulation units outstanding at end of period	71,104				
ING VP INDEX PLUS LARGECAP PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$10.42	$9.99	$9.13	$7.31	$9.41
Value at end of period	$11.82	$10.42	$9.99	$9.13	$7.31
Number of accumulation units outstanding at end of period	706,796	699,498	642,836	714,143	71,090
ING VP INDEX PLUS MIDCAP PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$14.39	$13.08	$11.32	$8.64	$9.92
Value at end of period	$15.58	$14.39	$13.08	$11.32	$8.64
Number of accumulation units outstanding at end of period	390,173	317,559	264,296	258,278	22,538
ING VP INDEX PLUS SMALLCAP PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$15.10	$14.17	$11.73	$8.70	$10.12
Value at end of period	$17.01	$15.10	$14.17	$11.73	$8.70
Number of accumulation units outstanding at end of period	190,380	158,913	125,338	128,985	18,192
ING VP INTERMEDIATE BOND PORTFOLIO					
(Fund first available during September 2003)					
Value at beginning of period	$11.93	$11.68	$11.25	$10.00	
Value at end of period	$12.29	$11.93	$11.68	$11.25	
Number of accumulation units outstanding at end of period	453,380	207,458	102,679	113,933	

Condensed Financial Information (continued)

	2006	2005	2004	2003	2002
ING VP INTERNATIONAL EQUITY PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$12.77	$11.04	$9.52	$7.29	$10.04
Value at end of period	$15.62	$12.77	$11.04	$9.52	$7.29
Number of accumulation units outstanding at end of period	20,228	15,476	13,912	8,858	0
ING VP INTERNATIONAL VALUE PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$13.71	$12.67	$10.91	$8.47	$10.01
Value at end of period	$17.53	$13.71	$12.67	$10.91	$8.47
Number of accumulation units outstanding at end of period	147,019	92,086	51,621	38,096	4,649
ING VP MIDCAP OPPORTUNITIES PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$11.84	$10.83	$9.82	$7.24	$9.85
Value at end of period	$12.65	$11.84	$10.83	$9.82	$7.24
Number of accumulation units outstanding at end of period	38,945	34,310	33,260	28,402	1,700
ING VP REAL ESTATE PORTFOLIO					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$11.59	$10.00			
Value at end of period	$15.63	$11.59			
Number of accumulation units outstanding at end of period	143,696	25,807			
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$7.57	$7.00	$6.42	$4.67	$8.37
Value at end of period	$8.44	$7.57	$7.00	$6.42	$4.67
Number of accumulation units outstanding at end of period	33,355	25,336	16,344	19,261	3,071
ING VP SMALL COMPANY PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$12.78	$11.70	$10.33	$7.56	$9.95
Value at end of period	$14.72	$12.78	$11.70	$10.33	$7.56
Number of accumulation units outstanding at end of period	43,693	39,462	48,702	52,291	16,504
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$13.45	$13.27			
Value at end of period	$14.44	$13.45			
Number of accumulation units outstanding at end of period	20,424	3,111			
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$15.58	$14.79			
Value at end of period	$17.46	$15.58			
Number of accumulation units outstanding at end of period	10,153	883			

CFI 8

Condensed Financial Information (continued)

	2006	2005	2004	2003	2002
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$14.48	$14.24			
Value at end of period	$15.92	$14.48			
Number of accumulation units outstanding at end of period	14,341	351			
ING VP VALUE OPPORTUNITY PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$9.45	$8.92	$8.18	$6.63	$9.05
Value at end of period	$10.86	$9.45	$8.92	$8.18	$6.63
Number of accumulation units outstanding at end of period	36,700	26,676	28,400	29,877	8,767
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA					
(Funds were first received in this option during July 2005)					
Value at beginning of period	$16.97	$16.32			
Value at end of period	$19.32	$16.97			
Number of accumulation units outstanding at end of period	20,003	2,471			
PIMCO VIT REAL RETURN PORTFOLIO					
(Funds were first received in this option during July 2005)					
Value at beginning of period	$10.05	$10.01			
Value at end of period	$10.06	$10.05			
Number of accumulation units outstanding at end of period	52,652	18,256			
PIONEER EQUITY INCOME VCT PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$12.12	$11.58	$10.05	$8.28	$9.94
Value at end of period	$14.69	$12.12	$11.58	$10.05	$8.28
Number of accumulation units outstanding at end of period	216,456	134,598	70,739	55,947	15,836

Separate Account Annual Charges of 0.95 %

	2006	2005	2004	2003	2002
FIDELITY® VIP CONTRAFUND® PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$14.57	$12.61	$11.06	$8.71	$9.73
Value at end of period	$16.09	$14.57	$12.61	$11.06	$8.71
Number of accumulation units outstanding at end of period	1,102,341	801,875	551,666	40,201	4,124
FIDELITY® VIP EQUITY-INCOME PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$11.70	$11.19	$10.16	$7.89	$9.61
Value at end of period	$13.90	$11.70	$11.19	$10.16	$7.89
Number of accumulation units outstanding at end of period	453,901	537,653	519,515	6,929	2,414

CFI 9

Condensed Financial Information (continued)

	2006	2005	2004	2003	2002
FRANKLIN SMALL CAP VALUE SECURITIES FUND					
(Fund first available during January 2002)					
Value at beginning of period	$15.50	$14.39	$11.74	$8.97	$9.98
Value at end of period	$17.96	$15.50	$14.39	$11.74	$8.97
Number of accumulation units outstanding at end of period	24,704	12,027	10,156	8,955	137
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$10.80	$10.41			$9.94
Value at end of period	$12.77	$10.80			$7.60
Number of accumulation units outstanding at end of period	2,300	3,269			0
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$10.75	$9.91			
Value at end of period	$10.48	$10.75			
Number of accumulation units outstanding at end of period	3,715	3,717			
ING AMERICAN CENTURY SELECT PORTFOLIO (SERVICE CLASS)					
(Fund first available during January 2002)					
Value at beginning of period	$9.01	$9.03	$9.04		$9.88
Value at end of period	$8.77	$9.01	$9.03		$6.55
Number of accumulation units outstanding at end of period	4,696	4,605	8,510		0
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO					
(Fund first available during May 2002)					
Value at beginning of period	$13.96	$13.07	$10.87	$8.10	$10.00
Value at end of period	$15.96	$13.96	$13.07	$10.87	$8.10
Number of accumulation units outstanding at end of period	3,124	3,737	2,297	864	215
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$10.12	$10.09			
Value at end of period	$11.49	$10.12			
Number of accumulation units outstanding at end of period	961,105	816,775			
ING AMERICAN FUNDS GROWTH PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$10.59	$10.47			
Value at end of period	$11.50	$10.59			
Number of accumulation units outstanding at end of period	1,185,983	954,760			
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$11.00	$9.76			
Value at end of period	$12.90	$11.00			
Number of accumulation units outstanding at end of period	643,796	543,376			

	2006	2005	2004	2003	2002
ING BARON SMALL CAP GROWTH PORTFOLIO					
(Fund first available during May 2002)					
Value at beginning of period	$15.51	$14.58	$11.51	$8.70	$10.00
Value at end of period	$17.70	$15.51	$14.58	$11.51	$8.70
Number of accumulation units outstanding at end of period	182,234	92,016	11,022	12,488	0
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO					
(Funds were first received in this option during December 2006)					
Value at beginning of period	$10.49				
Value at end of period	$10.38				
Number of accumulation units outstanding at end of period	174,139				
ING DAVIS VENTURE VALUE PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$11.39	$11.07	$10.31	$7.40	$9.99
Value at end of period	$12.85	$11.39	$11.07	$10.31	$7.40
Number of accumulation units outstanding at end of period	58,623	3,442	13	124	0
ING EVERGREEN OMEGA PORTFOLIO					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$11.33	$11.04			
Value at end of period	$11.85	$11.33			
Number of accumulation units outstanding at end of period	55,227	57,738			
ING FMR℠ LARGE CAP GROWTH PORTFOLIO					
(Funds were first received in this option during April 2006)					
Value at beginning of period	$9.97				
Value at end of period	$9.92				
Number of accumulation units outstanding at end of period	254,921				
ING JPMORGAN INTERNATIONAL PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$13.31	$12.24	$10.42	$8.13	$10.04
Value at end of period	$16.08	$13.31	$12.24	$10.42	$8.13
Number of accumulation units outstanding at end of period	63,803	91,194	63,463	708	385
ING JPMORGAN MID CAP VALUE PORTFOLIO					
(Fund first available during May 2002)					
Value at beginning of period	$15.19	$14.14	$11.84	$9.19	$10.00
Value at end of period	$17.53	$15.19	$14.14	$11.84	$9.19
Number of accumulation units outstanding at end of period	133,617	155,270	110,487	1,977	0
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO					
(Funds were first received in this option during June 2006)					
Value at beginning of period	$11.98				
Value at end of period	$13.03				
Number of accumulation units outstanding at end of period	66,411				

Condensed Financial Information (continued)

	2006	2005	2004	2003	2002
ING LEGG MASON VALUE PORTFOLIO					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$11.54	$10.72			
Value at end of period	$12.17	$11.54			
Number of accumulation units outstanding at end of period	425,241	331,355			
ING LIQUID ASSETS PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$17.12	$16.82	$16.82	$16.86	$16.78
Value at end of period	$17.75	$17.12	$16.82	$16.82	$16.86
Number of accumulation units outstanding at end of period	404,335	392,748	298,469	1,754	0
ING MFS TOTAL RETURN PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$25.90	$25.41	$23.09	$19.96	$21.24
Value at end of period	$28.71	$25.90	$25.41	$23.09	$19.96
Number of accumulation units outstanding at end of period	446,311	449,947	288,602	231	414
ING OPCAP BALANCED VALUE PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$11.16	$10.97	$10.64		$9.97
Value at end of period	$12.21	$11.16	$10.97		$7.78
Number of accumulation units outstanding at end of period	7,602	7,322	4,880		0
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$12.04	$10.06			
Value at end of period	$14.07	$12.04			
Number of accumulation units outstanding at end of period	143,733	161,425			
ING OPPENHEIMER GLOBAL PORTFOLIO (SERVICE CLASS)					
(Fund first available during May 2002)					
Value at beginning of period	$13.91	$12.40	$10.89	$8.34	$10.00
Value at end of period	$16.21	$13.91	$12.40	$10.89	$8.34
Number of accumulation units outstanding at end of period	206,864	80,754	46,615	1,761	0
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$10.11	$10.01			
Value at end of period	$10.83	$10.11			
Number of accumulation units outstanding at end of period	24,203	13,963			
ING PIMCO CORE BOND PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$14.43	$14.22	$13.68	$13.19	$12.25
Value at end of period	$14.91	$14.43	$14.22	$13.68	$13.19
Number of accumulation units outstanding at end of period	729,381	677,488	530,901	4,579	7,405

CFI 12

Condensed Financial Information (continued)

	2006	2005	2004	2003	2002
ING PIMCO HIGH YIELD PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$10.54	$10.36			
Value at end of period	$11.37	$10.54			
Number of accumulation units outstanding at end of period	494,461	449,879			
ING PIMCO TOTAL RETURN PORTFOLIO					
(Fund first available during May 2002)					
Value at beginning of period	$11.57	$11.44	$11.07	$10.74	$10.00
Value at end of period	$11.91	$11.57	$11.44	$11.07	$10.74
Number of accumulation units outstanding at end of period	3,891	3,981	2,727	3,443	0
ING PIONEER FUND PORTFOLIO					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$11.01	$10.68			
Value at end of period	$12.74	$11.01			
Number of accumulation units outstanding at end of period	94,320	46,834			
ING PIONEER MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$10.93	$10.63			
Value at end of period	$12.16	$10.93			
Number of accumulation units outstanding at end of period	78,868	50,406			
ING SOLUTION 2015 PORTFOLIO					
(Funds were first received in this option during March 2006)					
Value at beginning of period	$11.00				
Value at end of period	$11.74				
Number of accumulation units outstanding at end of period	7,325				
ING SOLUTION 2025 PORTFOLIO					
(Funds were first received in this option during May 2006)					
Value at beginning of period	$11.63				
Value at end of period	$12.19				
Number of accumulation units outstanding at end of period	11,103				
ING SOLUTION 2035 PORTFOLIO					
(Funds were first received in this option during May 2006)					
Value at beginning of period	$11.45				
Value at end of period	$12.54				
Number of accumulation units outstanding at end of period	29,966				
ING SOLUTION INCOME PORTFOLIO					
(Funds were first received in this option during June 2006)					
Value at beginning of period	$10.27				
Value at end of period	$10.98				
Number of accumulation units outstanding at end of period	6,916				

Condensed Financial Information (continued)

	2006	2005	2004	2003	2002
ING THORNBURG VALUE PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$9.83				$9.91
Value at end of period	$11.18				$6.84
Number of accumulation units outstanding at end of period	5,538				0
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$11.39	$10.76	$9.81	$6.85	$9.90
Value at end of period	$12.29	$11.39	$9.81	$9.81	$6.85
Number of accumulation units outstanding at end of period	15,576	841	0	1,721	0
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during July 2005)					
Value at beginning of period	$10.69	$10.34			
Value at end of period	$12.61	$10.69			
Number of accumulation units outstanding at end of period	277,537	262,026			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$11.07	$10.55	$9.71	$7.51	$9.91
Value at end of period	$12.40	$11.07	$10.55	$9.71	$7.51
Number of accumulation units outstanding at end of period	19,402	19,420	23,973	20,178	391
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$11.09	$10.12			$9.91
Value at end of period	$12.55	$11.09			$7.33
Number of accumulation units outstanding at end of period	51,607	9,737			0
ING VAN KAMPEN COMSTOCK PORTFOLIO					
(Fund first available during May 2002)					
Value at beginning of period	$12.67	$12.36	$10.69	$8.32	$10.00
Value at end of period	$14.54	$12.67	$12.36	$10.69	$8.32
Number of accumulation units outstanding at end of period	293,925	238,674	160,272	7,937	0
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$10.91	$10.06			
Value at end of period	$12.18	$10.91			
Number of accumulation units outstanding at end of period	21,170	21,519			
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (SERVICE CLASS)					
(Fund first available during January 2002)					
Value at beginning of period	$11.07	$10.37	$9.83		$9.88
Value at end of period	$12.33	$11.07	$10.37		$7.52
Number of accumulation units outstanding at end of period	141,670	66,380	3,976		0

CFI 14

Condensed Financial Information (continued)

	2006	2005	2004	2003	2002
ING VP BALANCED PORTFOLIO, INC.					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$12.60	$12.22			
Value at end of period	$13.68	$12.60			
Number of accumulation units outstanding at end of period	103,173	5,025			
ING VP FINANCIAL SERVICES PORTFOLIO					
(Funds were first received in this option during December 2005)					
Value at beginning of period	$11.62	$11.64			
Value at end of period	$13.48	$11.62			
Number of accumulation units outstanding at end of period	113,214	89,933			
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$12.85	$11.98			
Value at end of period	$13.60	$12.85			
Number of accumulation units outstanding at end of period	3,893	519			
ING VP GROWTH AND INCOME PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$13.88	$14.06			
Value at end of period	$15.63	$13.88			
Number of accumulation units outstanding at end of period	12,489	9,277			
ING VP INDEX PLUS INTERNATIONAL EQUITY PORTFOLIO					
(Funds were first received in this option during April 2006)					
Value at beginning of period	$10.02				
Value at end of period	$10.94				
Number of accumulation units outstanding at end of period	90,038				
ING VP INDEX PLUS LARGECAP PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$10.33	$9.92	$9.08	$7.28	$9.40
Value at end of period	$11.69	$10.33	$9.92	$9.08	$7.28
Number of accumulation units outstanding at end of period	452,786	450,474	418,924	31,451	2,369
ING VP INDEX PLUS MIDCAP PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$14.26	$12.99	$11.27	$8.61	$9.91
Value at end of period	$15.41	$14.26	$12.99	$11.27	$8.61
Number of accumulation units outstanding at end of period	537,641	553,807	517,452	32,539	5,073
ING VP INDEX PLUS SMALLCAP PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$14.97	$14.07	$11.67	$8.68	$10.11
Value at end of period	$16.82	$14.97	$14.07	$11.67	$8.68
Number of accumulation units outstanding at end of period	350,784	397,971	336,053	3,911	1,382

CFI 15

	2006	2005	2004	2003	2002
ING VP INTERMEDIATE BOND PORTFOLIO					
(Fund first available during September 2003)					
Value at beginning of period	$11.84	$11.62	$11.21	$10.00	
Value at end of period	$12.18	$11.84	$11.62	$11.21	
Number of accumulation units outstanding at end of period	383,919	147,290	3,636	3,638	
ING VP INTERNATIONAL EQUITY PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$12.67	$12.61			$10.04
Value at end of period	$15.47	$12.67			$7.27
Number of accumulation units outstanding at end of period	1,726	1,546			0
ING VP INTERNATIONAL VALUE PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$13.60	$12.59	$10.86	$8.45	$10.01
Value at end of period	$17.35	$13.60	$12.59	$10.86	$8.45
Number of accumulation units outstanding at end of period	32,902	18,570	917	1,154	289
ING VP MIDCAP OPPORTUNITIES PORTFOLIO					
(Funds were first received in this option during May 2006)					
Value at beginning of period	$12.19				
Value at end of period	$12.52				
Number of accumulation units outstanding at end of period	409				
ING VP REAL ESTATE PORTFOLIO					
(Funds were first received in this option during August 2005)					
Value at beginning of period	$11.58	$11.03			
Value at end of period	$15.58	$11.58			
Number of accumulation units outstanding at end of period	29,985	9,922			
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$7.49	$6.95	$5.82		$8.36
Value at end of period	$8.34	$7.49	$6.95		$4.66
Number of accumulation units outstanding at end of period	6,013	0	94		0
ING VP SMALL COMPANY PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$12.68	$11.63	$10.29	$7.54	$9.95
Value at end of period	$14.57	$12.68	$11.63	$10.29	$7.54
Number of accumulation units outstanding at end of period	6,377	1,625	543	4,207	4,208
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$13.43	$13.28			
Value at end of period	$14.39	$13.43			
Number of accumulation units outstanding at end of period	6,577	4,946			

CFI 16

Condensed Financial Information (continued)

	2006	2005	2004	2003	2002
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO					
(Funds were first received in this option during August 2005)					
Value at beginning of period	$14.46	$14.37			
Value at end of period	$15.87	$14.46			
Number of accumulation units outstanding at end of period	1,120	1,272			
ING VP VALUE OPPORTUNITY PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$9.37	$8.86	$8.14	$6.62	$9.04
Value at end of period	$10.74	$9.37	$8.86	$8.14	$6.62
Number of accumulation units outstanding at end of period	105,239	119,627	68,299	158	0
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$16.95	$16.71			
Value at end of period	$19.25	$16.95			
Number of accumulation units outstanding at end of period	5,385	1,918			
PIMCO VIT REAL RETURN PORTFOLIO					
(Funds were first received in this option during August 2005)					
Value at beginning of period	$10.04	$9.98			
Value at end of period	$10.02	$10.04			
Number of accumulation units outstanding at end of period	24,624	7,579			
PIONEER EQUITY INCOME VCT PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$12.03	$11.51	$10.01	$8.27	$9.94
Value at end of period	$14.55	$12.03	$11.51	$10.01	$8.27
Number of accumulation units outstanding at end of period	36,105	30,986	31,860	27,693	5,737

Separate Account Annual Charges of 1.00%

	2006	2005	2004	2003
FIDELITY® VIP CONTRAFUND® PORTFOLIO				
(Fund first available during December 2003)				
Value at beginning of period	$15.29	$13.24	$11.62	$10.00
Value at end of period	$16.87	$15.29	$13.24	$11.62
Number of accumulation units outstanding at end of period	865,538	385,118	271,256	56,254
FIDELITY® VIP EQUITY-INCOME PORTFOLIO				
(Fund first available during November 2003)				
Value at beginning of period	$13.50	$12.92	$11.73	$10.00
Value at end of period	$16.03	$13.50	$12.92	$11.73
Number of accumulation units outstanding at end of period	313,852	189,793	212,082	33,633

	2006	2005	2004	2003
FRANKLIN SMALL CAP VALUE SECURITIES FUND				
(Fund first available during January 2004)				
Value at beginning of period	$16.08	$14.94	$12.29	
Value at end of period	$18.63	$16.08	$14.94	
Number of accumulation units outstanding at end of period	82,464	36,876	23,539	
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO				
(Fund first available during December 2003)				
Value at beginning of period	$12.69	$12.66	$11.62	$10.00
Value at end of period	$14.99	$12.69	$12.66	$11.62
Number of accumulation units outstanding at end of period	21,039	23,574	12,503	2,220
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)				
(Funds were first received in this option during April 2005)				
Value at beginning of period	$10.75	$9.91		
Value at end of period	$10.47	$10.75		
Number of accumulation units outstanding at end of period	7,926	11,100		
ING AMERICAN CENTURY SELECT PORTFOLIO (SERVICE CLASS)				
(Fund first available during September 2003)				
Value at beginning of period	$12.06	$12.11	$11.67	$10.00
Value at end of period	$11.73	$12.06	$12.11	$11.67
Number of accumulation units outstanding at end of period	903	0	4,708	2,727
ING AMERICAN CENTURY SMALL–MID CAP VALUE PORTFOLIO				
(Fund first available during November 2003)				
Value at beginning of period	$15.17	$14.21	$11.83	$10.00
Value at end of period	$17.34	$15.17	$14.21	$11.83
Number of accumulation units outstanding at end of period	19,910	15,825	12,366	1,839
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$10.12	$9.89		
Value at end of period	$11.48	$10.12		
Number of accumulation units outstanding at end of period	277,011	55,034		
ING AMERICAN FUNDS GROWTH PORTFOLIO				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$10.59	$9.62		
Value at end of period	$11.49	$10.59		
Number of accumulation units outstanding at end of period	492,190	64,458		
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$11.00	$10.15		
Value at end of period	$12.89	$11.00		
Number of accumulation units outstanding at end of period	542,505	59,588		

CFI 18

Condensed Financial Information (continued)

	2006	2005	2004	2003
ING BARON SMALL CAP GROWTH PORTFOLIO				
(Fund first available during November 2003)				
Value at beginning of period	$15.48	$14.56	$11.49	$10.00
Value at end of period	$17.66	$15.48	$14.56	$11.49
Number of accumulation units outstanding at end of period	115,673	48,843	37,769	15,936
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO				
(Funds were first received in this option during December 2006)				
Value at beginning of period	$11.17			
Value at end of period	$11.05			
Number of accumulation units outstanding at end of period	14,335			
ING DAVIS VENTURE VALUE PORTFOLIO				
(Fund first available during November 2003)				
Value at beginning of period	$13.09	$12.72	$11.85	$10.00
Value at end of period	$14.75	$13.09	$12.72	$11.85
Number of accumulation units outstanding at end of period	28,964	24,007	25,625	11,591
ING EVERGREEN OMEGA PORTFOLIO				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$11.32	$11.03		
Value at end of period	$11.84	$11.32		
Number of accumulation units outstanding at end of period	570	571		
ING FMR^{SM} LARGE CAP GROWTH PORTFOLIO				
(Funds were first received in this option during April 2006)				
Value at beginning of period	$9.97			
Value at end of period	$9.92			
Number of accumulation units outstanding at end of period	42,245			
ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO				
(Fund first available during July 2004)				
Value at beginning of period	$12.26	$12.15	$11.19	
Value at end of period	$13.18	$12.26	$12.15	
Number of accumulation units outstanding at end of period	1,416	823	640	
ING JPMORGAN INTERNATIONAL PORTFOLIO				
(Fund first available during September 2003)				
Value at beginning of period	$15.63	$14.38	$12.24	$10.00
Value at end of period	$18.86	$15.63	$14.38	$12.24
Number of accumulation units outstanding at end of period	20,343	9,793	7,662	6,943
ING JPMORGAN MID CAP VALUE PORTFOLIO				
(Fund first available during December 2003)				
Value at beginning of period	$14.67	$13.66	$11.44	$10.00
Value at end of period	$16.92	$14.67	$13.66	$11.44
Number of accumulation units outstanding at end of period	76,899	20,517	12,422	1,331

	2006	2005	2004	2003
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO				
(Funds were first received in this option during March 2006)				
Value at beginning of period	$12.63			
Value at end of period	$13.02			
Number of accumulation units outstanding at end of period	14,758			
ING LEGG MASON VALUE PORTFOLIO				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$11.54	$10.72		
Value at end of period	$12.16	$11.54		
Number of accumulation units outstanding at end of period	37,048	21,528		
ING LIQUID ASSETS PORTFOLIO				
(Fund first available during December 2003)				
Value at beginning of period	$10.15	$9.98	$9.99	$10.00
Value at end of period	$10.52	$10.15	$9.98	$9.99
Number of accumulation units outstanding at end of period	639,276	334,813	407,476	33,869
ING MFS TOTAL RETURN PORTFOLIO				
(Fund first available during September 2003)				
Value at beginning of period	$12.24	$12.01	$10.92	$10.00
Value at end of period	$13.56	$12.24	$12.01	$10.92
Number of accumulation units outstanding at end of period	283,588	268,091	284,682	60,823
ING OPCAP BALANCED VALUE PORTFOLIO				
(Fund first available during November 2003)				
Value at beginning of period	$12.53	$12.32	$11.28	$10.00
Value at end of period	$13.70	$12.53	$12.32	$11.28
Number of accumulation units outstanding at end of period	19,492	37,912	36,999	2,527
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)				
(Funds were first received in this option during April 2005)				
Value at beginning of period	$12.04	$10.06		
Value at end of period	$14.06	$12.04		
Number of accumulation units outstanding at end of period	191,418	268,702		
ING OPPENHEIMER GLOBAL PORTFOLIO (SERVICE CLASS)				
(Fund first available during February 2004)				
Value at beginning of period	$15.19	$13.54	$12.42	
Value at end of period	$17.69	$15.19	$13.54	
Number of accumulation units outstanding at end of period	198,530	39,128	2,676	
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO				
(Funds were first received in this option during April 2005)				
Value at beginning of period	$10.10	$10.01		
Value at end of period	$10.83	$10.10		
Number of accumulation units outstanding at end of period	142,071	111,177		

Condensed Financial Information (continued)

	2006	2005	2004	2003
ING PIMCO CORE BOND PORTFOLIO				
(Fund first available during December 2003)				
Value at beginning of period	$10.82	$10.67	$10.41	$10.00
Value at end of period	$11.18	$10.82	$10.67	$10.41
Number of accumulation units outstanding at end of period	103,260	78,592	89,251	1,063
ING PIMCO HIGH YIELD PORTFOLIO				
(Funds were first received in this option during July 2005)				
Value at beginning of period	$10.54	$10.44		
Value at end of period	$11.36	$10.54		
Number of accumulation units outstanding at end of period	135,191	72,101		
ING PIMCO TOTAL RETURN PORTFOLIO				
(Fund first available during September 2003)				
Value at beginning of period	$10.68	$10.56	$10.23	$10.00
Value at end of period	$10.99	$10.68	$10.56	$10.23
Number of accumulation units outstanding at end of period	74,753	57,541	48,780	8,451
ING PIONEER FUND PORTFOLIO				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$11.01	$10.68		
Value at end of period	$12.73	$11.01		
Number of accumulation units outstanding at end of period	46,727	9,665		
ING PIONEER MID CAP VALUE PORTFOLIO				
(Funds were first received in this option during May 2005)				
Value at beginning of period	$10.93	$10.34		
Value at end of period	$12.15	$10.93		
Number of accumulation units outstanding at end of period	170,651	349,935		
ING SOLUTION 2015 PORTFOLIO				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$10.70	$10.37		
Value at end of period	$11.73	$10.70		
Number of accumulation units outstanding at end of period	95,392	14,962		
ING SOLUTION 2025 PORTFOLIO				
(Funds were first received in this option during March 2006)				
Value at beginning of period	$11.18			
Value at end of period	$12.18			
Number of accumulation units outstanding at end of period	115,424			
ING SOLUTION 2035 PORTFOLIO				
(Funds were first received in this option during July 2005)				
Value at beginning of period	$11.08	$10.66		
Value at end of period	$12.52	$11.08		
Number of accumulation units outstanding at end of period	63,845	272		
ING SOLUTION 2045 PORTFOLIO				
(Funds were first received in this option during November 2005)				
Value at beginning of period	$11.29	$10.96		
Value at end of period	$12.86	$11.29		
Number of accumulation units outstanding at end of period	4,265	429		

Condensed Financial Information (continued)

	2006	2005	2004	2003
ING SOLUTION INCOME PORTFOLIO				
(Funds were first received in this option during March 2006)				
Value at beginning of period	$10.45			
Value at end of period	$10.97			
Number of accumulation units outstanding at end of period	14,781			
ING THORNBURG VALUE PORTFOLIO				
(Fund first available during November 2003)				
Value at beginning of period	$12.62	$12.59	$11.29	$10.00
Value at end of period	$14.56	$12.62	$12.59	$11.29
Number of accumulation units outstanding at end of period	10,044	3,259	10,060	7,006
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO				
(Fund first available during November 2003)				
Value at beginning of period	$13.96	$12.94	$12.04	$10.00
Value at end of period	$15.06	$13.96	$12.94	$12.04
Number of accumulation units outstanding at end of period	38,635	17,356	17,517	17,688
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO				
(Funds were first received in this option during May 2005)				
Value at beginning of period	$10.68	$10.24		
Value at end of period	$12.60	$10.68		
Number of accumulation units outstanding at end of period	1,153,867	1,282,187		
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO				
(Fund first available during August 2003)				
Value at beginning of period	$13.12	$12.51	$11.51	$10.00
Value at end of period	$14.68	$13.12	$12.51	$11.51
Number of accumulation units outstanding at end of period	96,215	54,334	43,509	23,821
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO				
(Fund first available during September 2003)				
Value at beginning of period	$13.77	$12.76	$11.25	$10.00
Value at end of period	$15.59	$13.77	$12.76	$11.25
Number of accumulation units outstanding at end of period	23,441	5,459	2,607	376
ING VAN KAMPEN COMSTOCK PORTFOLIO				
(Fund first available during October 2003)				
Value at beginning of period	$13.71	$13.39	$11.58	$10.00
Value at end of period	$15.73	$13.71	$13.39	$11.58
Number of accumulation units outstanding at end of period	225,087	186,953	159,722	68,495
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)				
(Funds were first received in this option during April 2005)				
Value at beginning of period	$10.91	$10.06		
Value at end of period	$12.17	$10.91		
Number of accumulation units outstanding at end of period	29,556	33,096		

CFI 22

Condensed Financial Information (continued)

	2006	2005	2004	2003
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (SERVICE CLASS)				
(Fund first available during November 2003)				
Value at beginning of period	$13.41	$12.57	$11.48	$10.00
Value at end of period	$14.92	$13.41	$12.57	$11.48
Number of accumulation units outstanding at end of period	342,082	78,983	7,449	758
ING VP BALANCED PORTFOLIO, INC.				
(Fund first available during September 2003)				
Value at beginning of period	$12.28	$11.93	$11.05	$10.00
Value at end of period	$13.33	$12.28	$11.93	$11.05
Number of accumulation units outstanding at end of period	123,350	119,146	136,377	33,289
ING VP FINANCIAL SERVICES PORTFOLIO				
(Funds were first received in this option during August 2005)				
Value at beginning of period	$11.62	$10.67		
Value at end of period	$13.47	$11.62		
Number of accumulation units outstanding at end of period	7,437	833		
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO				
(Funds were first received in this option during August 2005)				
Value at beginning of period	$12.85	$11.72		
Value at end of period	$13.58	$12.85		
Number of accumulation units outstanding at end of period	3,233	495		
ING VP GROWTH AND INCOME PORTFOLIO				
(Fund first available during September 2003)				
Value at beginning of period	$13.22	$12.37	$11.55	$10.00
Value at end of period	$14.88	$13.22	$12.37	$11.55
Number of accumulation units outstanding at end of period	113,210	40,801	36,511	11,076
ING VP GROWTH PORTFOLIO				
(Fund first available during November 2003)				
Value at beginning of period	$13.13	$12.16	$11.49	$10.00
Value at end of period	$13.32	$13.13	$12.16	$11.49
Number of accumulation units outstanding at end of period	8,920	6,753	6,239	1,580
ING VP INDEX PLUS INTERNATIONAL EQUITY PORTFOLIO				
(Funds were first received in this option during April 2006)				
Value at beginning of period	$10.02			
Value at end of period	$10.94			
Number of accumulation units outstanding at end of period	84,640			
ING VP INDEX PLUS LARGECAP PORTFOLIO				
(Fund first available during August 2003)				
Value at beginning of period	$13.05	$12.53	$11.48	$10.00
Value at end of period	$14.76	$13.05	$12.53	$11.48
Number of accumulation units outstanding at end of period	273,492	190,007	176,155	82,960

Condensed Financial Information (continued)

	2006	2005	2004	2003
ING VP INDEX PLUS MIDCAP PORTFOLIO				
(Fund first available during November 2003)				
Value at beginning of period	$15.01	$13.68	$11.87	$10.00
Value at end of period	$16.21	$15.01	$13.68	$11.87
Number of accumulation units outstanding at end of period	285,666	182,262	167,574	34,454
ING VP INDEX PLUS SMALLCAP PORTFOLIO				
(Fund first available during November 2003)				
Value at beginning of period	$15.36	$14.45	$11.99	$10.00
Value at end of period	$17.26	$15.36	$14.45	$11.99
Number of accumulation units outstanding at end of period	167,714	116,762	102,531	23,838
ING VP INTERMEDIATE BOND PORTFOLIO				
(Fund first available during September 2003)				
Value at beginning of period	$10.93	$10.72	$10.36	$10.00
Value at end of period	$11.23	$10.93	$10.72	$10.36
Number of accumulation units outstanding at end of period	841,886	196,383	115,446	12,127
ING VP INTERNATIONAL EQUITY PORTFOLIO				
(Fund first available during November 2003)				
Value at beginning of period	$16.28	$14.11	$12.19	$10.00
Value at end of period	$19.86	$16.28	$14.11	$12.19
Number of accumulation units outstanding at end of period	21,663	8,046	5,648	9,234
ING VP INTERNATIONAL VALUE PORTFOLIO				
(Fund first available during September 2003)				
Value at beginning of period	$15.08	$13.97	$12.05	$10.00
Value at end of period	$19.23	$15.08	$13.97	$12.05
Number of accumulation units outstanding at end of period	121,448	64,182	33,591	8,311
ING VP MIDCAP OPPORTUNITIES PORTFOLIO				
(Fund first available during November 2003)				
Value at beginning of period	$13.99	$12.83	$11.66	$10.00
Value at end of period	$14.90	$13.99	$12.83	$11.66
Number of accumulation units outstanding at end of period	8,988	5,663	8,666	121
ING VP REAL ESTATE PORTFOLIO				
(Funds were first received in this option during May 2005)				
Value at beginning of period	$11.57	$10.32		
Value at end of period	$15.56	$11.57		
Number of accumulation units outstanding at end of period	148,738	9,410		
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO				
(Fund first available during October 2003)				
Value at beginning of period	$14.11	$13.09	$12.02	$10.00
Value at end of period	$15.69	$14.11	$13.09	$12.02
Number of accumulation units outstanding at end of period	12,443	11,873	15,225	12,567
ING VP SMALL COMPANY PORTFOLIO				
(Fund first available during September 2003)				
Value at beginning of period	$14.57	$13.37	$11.84	$10.00
Value at end of period	$16.75	$14.57	$13.37	$11.84
Number of accumulation units outstanding at end of period	48,264	29,546	28,245	11,108

CFI 24

	2006	2005	2004	2003
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO				
(Funds were first received in this option during August 2005)				
Value at beginning of period	$13.43	$13.29		
Value at end of period	$14.38	$13.43		
Number of accumulation units outstanding at end of period	10,595	727		
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO				
(Funds were first received in this option during August 2005)				
Value at beginning of period	$15.55	$15.13		
Value at end of period	$17.38	$15.55		
Number of accumulation units outstanding at end of period	2,534	639		
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$14.46	$14.02		
Value at end of period	$15.86	$14.46		
Number of accumulation units outstanding at end of period	13,646	12,107		
ING VP VALUE OPPORTUNITY PORTFOLIO				
(Fund first available during April 2004)				
Value at beginning of period	$13.20	$12.48	$11.73	
Value at end of period	$15.12	$13.20	$12.48	
Number of accumulation units outstanding at end of period	7,639	9,749	2,015	
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA				
(Funds were first received in this option during August 2005)				
Value at beginning of period	$16.95	$16.21		
Value at end of period	$19.24	$16.95		
Number of accumulation units outstanding at end of period	14,877	825		
PIMCO VIT REAL RETURN PORTFOLIO				
(Funds were first received in this option during July 2005)				
Value at beginning of period	$10.03	$9.89		
Value at end of period	$10.01	$10.03		
Number of accumulation units outstanding at end of period	33,775	4,131		
PIONEER EQUITY INCOME VCT PORTFOLIO				
(Fund first available during August 2003)				
Value at beginning of period	$13.62	$13.04	$11.35	$10.00
Value at end of period	$16.47	$13.62	$13.04	$11.35
Number of accumulation units outstanding at end of period	187,682	59,289	11,729	2,083

CFI 25

Condensed Financial Information (continued)

Separate Account Annual Charges of 1.10 %

	2006	2005	2004	2003	2002
FIDELITY® VIP CONTRAFUND® PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$14.48	$12.55	$11.02	$8.69	$9.72
Value at end of period	$15.96	$14.48	$12.55	$11.02	$8.69
Number of accumulation units outstanding at end of period	121,820	31,128	8,167	9,123	538
FIDELITY® VIP EQUITY-INCOME PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$11.62	$11.13	$10.12	$7.87	$9.60
Value at end of period	$13.79	$11.62	$11.13	$10.12	$7.87
Number of accumulation units outstanding at end of period	36,354	23,542	3,418	3,417	749
FRANKLIN SMALL CAP VALUE SECURITIES FUND					
(Fund first available during January 2002)					
Value at beginning of period	$15.41	$15.27			$9.98
Value at end of period	$17.83	$15.41			$8.96
Number of accumulation units outstanding at end of period	12,150	11,321			0
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$10.74	$10.72	$9.85	$7.58	$9.94
Value at end of period	$12.67	$10.74	$10.72	$9.85	$7.58
Number of accumulation units outstanding at end of period	303	0	1,106	1,097	0
ING AMERICAN CENTURY SELECT PORTFOLIO (SERVICE CLASS)					
(Fund first available during January 2002)					
Value at beginning of period	$8.95	$9.11			$9.88
Value at end of period	$8.70	$8.95			$6.54
Number of accumulation units outstanding at end of period	5,789	401			0
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$12.44	$11.84			
Value at end of period	$14.10	$12.44			
Number of accumulation units outstanding at end of period	63,105	7,933			

Condensed Financial Information (continued)

	2006	2005	2004	2003	2002
ING AMERICAN FUNDS GROWTH PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$13.65	$12.62			
Value at end of period	$14.80	$13.65			
Number of accumulation units outstanding at end of period	78,726	25,553			
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO					
(Funds were first received in this option during December 2005)					
Value at beginning of period	$16.32	$15.62			
Value at end of period	$19.10	$16.32			
Number of accumulation units outstanding at end of period	13,379	824			
ING BARON SMALL CAP GROWTH PORTFOLIO					
(Fund first available during May 2002)					
Value at beginning of period	$15.42	$14.53	$11.48	$8.70	$10.00
Value at end of period	$17.58	$15.42	$14.53	$11.48	$8.70
Number of accumulation units outstanding at end of period	12,438	7,212	463	501	0
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO					
(Funds were first received in this option during December 2006)					
Value at beginning of period	$10.49				
Value at end of period	$10.38				
Number of accumulation units outstanding at end of period	1,732				
ING DAVIS VENTURE VALUE PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$11.32	$11.41			$9.99
Value at end of period	$12.75	$11.32			$7.38
Number of accumulation units outstanding at end of period	516	204			0
ING EVERGREEN OMEGA PORTFOLIO					
(Funds were first received in this option during December 2005)					
Value at beginning of period	$11.32	$11.51			
Value at end of period	$11.82	$11.32			
Number of accumulation units outstanding at end of period	343	317			
ING FMR℠ LARGE CAP GROWTH PORTFOLIO					
(Funds were first received in this option during April 2006)					
Value at beginning of period	$9.97				
Value at end of period	$9.91				
Number of accumulation units outstanding at end of period	1,444				
ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO					
(Funds were first received in this option during March 2006)					
Value at beginning of period	$10.07				
Value at end of period	$10.45				
Number of accumulation units outstanding at end of period	2,386				

CFI 27

Condensed Financial Information (continued)

	2006	2005	2004	2003	2002
ING JPMORGAN INTERNATIONAL PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$13.23	$13.02			$10.04
Value at end of period	$15.96	$13.23			$8.12
Number of accumulation units outstanding at end of period	4,208	162			0
ING JPMORGAN MID CAP VALUE PORTFOLIO					
(Fund first available during May 2002)					
Value at beginning of period	$15.11	$15.09			$10.00
Value at end of period	$17.41	$15.11			$9.18
Number of accumulation units outstanding at end of period	9,961	3,129			0
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$12.88	$12.33			
Value at end of period	$14.02	$12.88			
Number of accumulation units outstanding at end of period	5,341	1,138			
ING LEGG MASON VALUE PORTFOLIO					
(Funds were first received in this option during August 2005)					
Value at beginning of period	$10.16	$9.77			
Value at end of period	$10.70	$10.16			
Number of accumulation units outstanding at end of period	15,696	7,230			
ING LIQUID ASSETS PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$16.69	$16.50			$16.45
Value at end of period	$17.28	$16.69			$16.51
Number of accumulation units outstanding at end of period	12,197	1,000			0
ING MFS TOTAL RETURN PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$25.46	$25.02	$22.77	$19.72	$21.01
Value at end of period	$28.19	$25.46	$25.02	$22.77	$19.72
Number of accumulation units outstanding at end of period	23,098	12,268	4,413	3,200	0
ING OPCAP BALANCED VALUE PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$11.10	$10.68			$9.97
Value at end of period	$12.12	$11.10			$7.77
Number of accumulation units outstanding at end of period	1,847	534			0
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$12.03	$10.06			
Value at end of period	$14.04	$12.03			
Number of accumulation units outstanding at end of period	4,171	6,672			

CFI 28

	2006	2005	2004	2003	2002
ING OPPENHEIMER GLOBAL PORTFOLIO (SERVICE CLASS)					
(Fund first available during May 2002)					
Value at beginning of period	$13.84	$12.23			$10.00
Value at end of period	$16.09	$13.84			$8.33
Number of accumulation units outstanding at end of period	49,555	25,663			0
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$10.10	$10.01			
Value at end of period	$10.81	$10.10			
Number of accumulation units outstanding at end of period	9,614	5,235			
ING PIMCO CORE BOND PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$14.20				$12.12
Value at end of period	$14.64				$13.03
Number of accumulation units outstanding at end of period	1,799				0
ING PIMCO HIGH YIELD PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$10.53	$10.40			
Value at end of period	$11.35	$10.53			
Number of accumulation units outstanding at end of period	15,686	1,439			
ING PIMCO TOTAL RETURN PORTFOLIO					
(Fund first available during May 2002)					
Value at beginning of period	$11.50	$11.39	$11.04	$10.73	$10.00
Value at end of period	$11.83	$11.50	$11.39	$11.04	$10.73
Number of accumulation units outstanding at end of period	5,380	2,507	1,151	1,151	0
ING PIONEER FUND PORTFOLIO					
(Funds were first received in this option during June 2005)					
Value at beginning of period	$11.00	$10.43			
Value at end of period	$12.71	$11.00			
Number of accumulation units outstanding at end of period	1,163	807			
ING PIONEER MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$10.92	$10.86			
Value at end of period	$12.13	$10.92			
Number of accumulation units outstanding at end of period	17,805	17,745			
ING SOLUTION 2015 PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$10.69	$10.39			
Value at end of period	$11.71	$10.69			
Number of accumulation units outstanding at end of period	36,516	15,279			
ING SOLUTION 2025 PORTFOLIO					
(Funds were first received in this option during July 2006)					
Value at beginning of period	$11.16				
Value at end of period	$12.16				
Number of accumulation units outstanding at end of period	888				

	2006	2005	2004	2003	2002
ING SOLUTION 2045 PORTFOLIO					
(Funds were first received in this option during September 2006)					
Value at beginning of period	$12.00				
Value at end of period	$12.84				
Number of accumulation units outstanding at end of period	10,191				
ING THORNBURG VALUE PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$9.77				$9.91
Value at end of period	$11.09				$6.83
Number of accumulation units outstanding at end of period	4,200				0
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$11.95		$9.78	$6.84	$9.90
Value at end of period	$12.20		$9.90	$9.78	$6.84
Number of accumulation units outstanding at end of period	3,522		0	439	0
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$10.68	$10.25			
Value at end of period	$12.58	$10.68			
Number of accumulation units outstanding at end of period	50,900	11,952			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$11.01	$10.51	$9.68	$7.50	$9.91
Value at end of period	$12.30	$11.01	$10.51	$9.68	$7.50
Number of accumulation units outstanding at end of period	11,264	1,294	1,607	1,595	0
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$11.02	$10.22	$9.02	$7.32	$9.91
Value at end of period	$12.46	$11.02	$10.22	$9.02	$7.32
Number of accumulation units outstanding at end of period	18,074	8,461	2,042	2,041	0
ING VAN KAMPEN COMSTOCK PORTFOLIO					
(Fund first available during May 2002)					
Value at beginning of period	$12.60	$12.31	$11.27		$10.00
Value at end of period	$14.44	$12.60	$12.31		$8.32
Number of accumulation units outstanding at end of period	24,727	4,552	1,637		0
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$10.90	$10.06			
Value at end of period	$12.15	$10.90			
Number of accumulation units outstanding at end of period	5,415	5,416			

	2006	2005	2004	2003	2002
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (SERVICE CLASS)					
(Fund first available during January 2002)					
Value at beginning of period	$11.00	$10.74			$9.88
Value at end of period	$12.23	$11.00			$7.51
Number of accumulation units outstanding at end of period	57,352	34,481			0
ING VP BALANCED PORTFOLIO, INC.					
(Fund first available during September 2003)					
Value at beginning of period	$12.55	$12.20	$11.31	$10.00	
Value at end of period	$13.61	$12.55	$12.20	$11.31	
Number of accumulation units outstanding at end of period	17,742	13,357	1,296	1,273	
ING VP FINANCIAL SERVICES PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$11.61	$11.72			
Value at end of period	$13.45	$11.61			
Number of accumulation units outstanding at end of period	952	668			
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO					
(Funds were first received in this option during December 2005)					
Value at beginning of period	$12.84	$12.73			
Value at end of period	$13.56	$12.84			
Number of accumulation units outstanding at end of period	12,983	447			
ING VP GROWTH AND INCOME PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$13.82	$13.22			
Value at end of period	$15.55	$13.82			
Number of accumulation units outstanding at end of period	14,396	5,517			
ING VP INDEX PLUS INTERNATIONAL EQUITY PORTFOLIO					
(Funds were first received in this option during April 2006)					
Value at beginning of period	$10.02				
Value at end of period	$10.93				
Number of accumulation units outstanding at end of period	9,405				
ING VP INDEX PLUS LARGECAP PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$10.26	$9.86	$9.05	$7.27	$9.39
Value at end of period	$11.59	$10.26	$9.86	$9.05	$7.27
Number of accumulation units outstanding at end of period	16,698	2,654	2,520	10,670	564
ING VP INDEX PLUS MIDCAP PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$14.16	$12.92	$11.23	$8.59	$9.90
Value at end of period	$15.28	$14.16	$12.92	$11.23	$8.59
Number of accumulation units outstanding at end of period	17,014	7,027	2,520	1,568	481

CFI 31

Condensed Financial Information (continued)

	2006	2005	2004	2003	2002
ING VP INDEX PLUS SMALLCAP PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$14.87	$14.05	$11.63	$8.66	$10.11
Value at end of period	$16.69	$14.87	$12.24	$11.63	$8.66
Number of accumulation units outstanding at end of period	5,994	836	0	542	0
ING VP INTERMEDIATE BOND PORTFOLIO					
(Fund first available during October 2004)					
Value at beginning of period	$11.78	$11.57	$11.53		
Value at end of period	$12.09	$11.78	$11.57		
Number of accumulation units outstanding at end of period	38,570	4,476	925		
ING VP INTERNATIONAL EQUITY PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$13.06				$10.04
Value at end of period	$15.35				$7.26
Number of accumulation units outstanding at end of period	3,990				0
ING VP INTERNATIONAL VALUE PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$13.52	$12.53	$11.81		$10.01
Value at end of period	$17.22	$13.52	$12.53		$8.44
Number of accumulation units outstanding at end of period	19,176	2,353	568		0
ING VP MIDCAP OPPORTUNITIES PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$12.95				$9.85
Value at end of period	$12.43				$7.21
Number of accumulation units outstanding at end of period	1,179				0
ING VP REAL ESTATE PORTFOLIO					
(Funds were first received in this option during August 2005)					
Value at beginning of period	$11.56	$10.99			
Value at end of period	$15.54	$11.56			
Number of accumulation units outstanding at end of period	4,232	2,859			
ING VP SMALL COMPANY PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$12.60	$11.58	$10.26	$7.53	$9.95
Value at end of period	$14.46	$12.60	$11.58	$10.26	$7.53
Number of accumulation units outstanding at end of period	3,843	2,162	2,964	3,101	0
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO					
(Funds were first received in this option during December 2005)					
Value at beginning of period	$15.54	$15.61			
Value at end of period	$17.35	$15.54			
Number of accumulation units outstanding at end of period	946	322			

CFI 32

Condensed Financial Information (continued)

	2006	2005	2004	2003	2002
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$14.45	$13.88			
Value at end of period	$15.83	$14.45			
Number of accumulation units outstanding at end of period	5,714	2,644			
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA					
(Funds were first received in this option during December 2005)					
Value at beginning of period	$16.93	$17.10			
Value at end of period	$19.20	$16.93			
Number of accumulation units outstanding at end of period	1,482	123			
PIMCO VIT REAL RETURN PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$10.03	$9.99			
Value at end of period	$10.00	$10.03			
Number of accumulation units outstanding at end of period	2,268	3,823			
PIONEER EQUITY INCOME VCT PORTFOLIO					
(Fund first available during January 2002)					
Value at beginning of period	$11.95	$11.45	$9.98	$8.25	$9.94
Value at end of period	$14.44	$11.95	$11.45	$9.98	$8.25
Number of accumulation units outstanding at end of period	24,210	9,715	4,026	3,655	0

Separate Account Annual Charges of 1.20%

	2006	2005	2004	2003
FIDELITY® VIP CONTRAFUND® PORTFOLIO				
(Fund first available during December 2003)				
Value at beginning of period	$15.22	$13.21	$11.61	$10.00
Value at end of period	$16.76	$15.22	$13.21	$11.61
Number of accumulation units outstanding at end of period	360,881	158,399	102,926	30,076
FIDELITY® VIP EQUITY-INCOME PORTFOLIO				
(Fund first available during November 2003)				
Value at beginning of period	$13.44	$12.88	$11.72	$10.00
Value at end of period	$15.92	$13.44	$12.88	$11.72
Number of accumulation units outstanding at end of period	32,915	23,551	19,567	608
FRANKLIN SMALL CAP VALUE SECURITIES FUND				
(Fund first available during February 2004)				
Value at beginning of period	$16.01	$14.89	$12.45	
Value at end of period	$18.50	$16.01	$14.89	
Number of accumulation units outstanding at end of period	56,765	18,533	11,429	

CFI 33

Condensed Financial Information (continued)

	2006	2005	2004	2003
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO				
(Fund first available during December 2003)				
Value at beginning of period	$12.63	$12.62	$11.61	$10.00
Value at end of period	$14.89	$12.63	$12.62	$11.61
Number of accumulation units outstanding at end of period	3,506	5,592	4,665	614
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO				
(Fund first available during November 2003)				
Value at beginning of period	$15.10	$14.17	$11.82	$10.00
Value at end of period	$17.22	$15.10	$14.17	$11.82
Number of accumulation units outstanding at end of period	621	1,351	1,351	495
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO				
(Funds were first received in this option during February 2006)				
Value at beginning of period	$10.21			
Value at end of period	$11.45			
Number of accumulation units outstanding at end of period	84,792			
ING AMERICAN FUNDS GROWTH PORTFOLIO				
(Funds were first received in this option during December 2005)				
Value at beginning of period	$10.58	$10.57		
Value at end of period	$11.46	$10.58		
Number of accumulation units outstanding at end of period	147,470	1,962		
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$10.99	$10.13		
Value at end of period	$12.86	$10.99		
Number of accumulation units outstanding at end of period	49,006	1,722		
ING BARON SMALL CAP GROWTH PORTFOLIO				
(Fund first available during November 2003)				
Value at beginning of period	$15.40	$14.52	$11.48	$10.00
Value at end of period	$17.54	$15.40	$14.52	$11.48
Number of accumulation units outstanding at end of period	56,329	13,234	11,139	6,977
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO				
(Funds were first received in this option during December 2006)				
Value at beginning of period	$10.49			
Value at end of period	$10.38			
Number of accumulation units outstanding at end of period	289			
ING DAVIS VENTURE VALUE PORTFOLIO				
(Fund first available during February 2004)				
Value at beginning of period	$13.02	$12.69	$12.58	
Value at end of period	$14.65	$13.02	$12.69	
Number of accumulation units outstanding at end of period	4,863	1,002	1,001	

Condensed Financial Information (continued)

	2006	2005	2004	2003
ING EVERGREEN OMEGA PORTFOLIO				
(Funds were first received in this option during June 2005)				
Value at beginning of period	$11.31	$10.74		
Value at end of period	$11.80	$11.31		
Number of accumulation units outstanding at end of period	457	601		
ING FMR^SM LARGE CAP GROWTH PORTFOLIO				
(Funds were first received in this option during April 2006)				
Value at beginning of period	$9.97			
Value at end of period	$9.91			
Number of accumulation units outstanding at end of period	11,810			
ING JPMORGAN INTERNATIONAL PORTFOLIO				
(Fund first available during January 2004)				
Value at beginning of period	$15.55	$14.34	$12.48	
Value at end of period	$18.74	$15.55	$14.34	
Number of accumulation units outstanding at end of period	8,231	3,057	3,033	
ING JPMORGAN MID CAP VALUE PORTFOLIO				
(Fund first available during December 2003)				
Value at beginning of period	$14.60	$13.62	$11.43	$10.00
Value at end of period	$16.81	$14.60	$13.62	$11.43
Number of accumulation units outstanding at end of period	57,811	30,370	11,367	2,830
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO				
(Funds were first received in this option during February 2006)				
Value at beginning of period	$12.31			
Value at end of period	$12.98			
Number of accumulation units outstanding at end of period	7,257			
ING LEGG MASON VALUE PORTFOLIO				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$11.52	$10.71		
Value at end of period	$12.12	$11.52		
Number of accumulation units outstanding at end of period	2,591	2,591		
ING LIQUID ASSETS PORTFOLIO				
(Fund first available during December 2003)				
Value at beginning of period	$10.10	$9.95	$9.98	$10.00
Value at end of period	$10.45	$10.10	$9.95	$9.98
Number of accumulation units outstanding at end of period	24,130	40,551	1,668	1,668
ING MFS TOTAL RETURN PORTFOLIO				
(Fund first available during September 2003)				
Value at beginning of period	$12.18	$11.98	$10.91	$10.00
Value at end of period	$13.47	$12.18	$11.98	$10.91
Number of accumulation units outstanding at end of period	85,526	56,708	32,200	12,607
ING OPCAP BALANCED VALUE PORTFOLIO				
(Fund first available during December 2003)				
Value at beginning of period	$12.47	$12.29	$11.27	$10.00
Value at end of period	$13.61	$12.47	$12.29	$11.27
Number of accumulation units outstanding at end of period	2,055	1,446	7,466	2,527

CFI 35

Condensed Financial Information (continued)

	2006	2005	2004	2003
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)				
(Funds were first received in this option during April 2005)				
Value at beginning of period	$12.02	$10.06		
Value at end of period	$14.01	$12.02		
Number of accumulation units outstanding at end of period	59,156	87,171		
ING OPPENHEIMER GLOBAL PORTFOLIO (SERVICE CLASS)				
(Fund first available during September 2003)				
Value at beginning of period	$15.12	$13.51	$11.89	$10.00
Value at end of period	$17.56	$15.12	$13.51	$11.89
Number of accumulation units outstanding at end of period	120,893	32,951	2,348	2,102
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO				
(Funds were first received in this option during April 2005)				
Value at beginning of period	$10.09	$10.01		
Value at end of period	$10.79	$10.09		
Number of accumulation units outstanding at end of period	35,991	34,020		
ING PIMCO CORE BOND PORTFOLIO				
(Fund first available during November 2003)				
Value at beginning of period	$10.77	$10.64	$10.27	$10.00
Value at end of period	$11.10	$10.77	$10.64	$10.27
Number of accumulation units outstanding at end of period	5,591	6,180	5,051	3,244
ING PIMCO HIGH YIELD PORTFOLIO				
(Funds were first received in this option during August 2005)				
Value at beginning of period	$10.52	$10.44		
Value at end of period	$11.33	$10.52		
Number of accumulation units outstanding at end of period	6,814	1,705		
ING PIMCO TOTAL RETURN PORTFOLIO				
(Fund first available during September 2003)				
Value at beginning of period	$10.62	$10.53	$10.22	$10.00
Value at end of period	$10.92	$10.62	$10.53	$10.22
Number of accumulation units outstanding at end of period	43,588	45,286	33,200	28,461
ING PIONEER FUND PORTFOLIO				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$11.00	$10.67		
Value at end of period	$12.68	$11.00		
Number of accumulation units outstanding at end of period	9,743	1,989		
ING PIONEER MID CAP VALUE PORTFOLIO				
(Funds were first received in this option during May 2005)				
Value at beginning of period	$10.91	$10.36		
Value at end of period	$12.11	$10.91		
Number of accumulation units outstanding at end of period	54,643	21,587		

Condensed Financial Information (continued)

	2006	2005	2004	2003
ING SOLUTION 2015 PORTFOLIO				
(Funds were first received in this option during April 2006)				
Value at beginning of period	$11.03			
Value at end of period	$11.69			
Number of accumulation units outstanding at end of period	31,400			
ING SOLUTION 2025 PORTFOLIO				
(Funds were first received in this option during August 2006)				
Value at beginning of period	$11.19			
Value at end of period	$12.14			
Number of accumulation units outstanding at end of period	7,323			
ING SOLUTION 2035 PORTFOLIO				
(Funds were first received in this option during June 2006)				
Value at beginning of period	$11.01			
Value at end of period	$12.48			
Number of accumulation units outstanding at end of period	2,606			
ING SOLUTION 2045 PORTFOLIO				
(Funds were first received in this option during August 2006)				
Value at beginning of period	$11.51			
Value at end of period	$12.82			
Number of accumulation units outstanding at end of period	8,211			
ING SOLUTION INCOME PORTFOLIO				
(Funds were first received in this option during April 2006)				
Value at beginning of period	$10.37			
Value at end of period	$10.93			
Number of accumulation units outstanding at end of period	12,936			
ING THORNBURG VALUE PORTFOLIO				
(Fund first available during February 2004)				
Value at beginning of period	$12.56	$12.55	$11.65	
Value at end of period	$14.46	$12.56	$12.55	
Number of accumulation units outstanding at end of period	8,738	1,025	1,213	
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO				
(Fund first available during February 2004)				
Value at beginning of period	$13.89	$12.90	$12.48	
Value at end of period	$14.95	$13.89	$12.90	
Number of accumulation units outstanding at end of period	15,707	883	883	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO				
(Funds were first received in this option during June 2005)				
Value at beginning of period	$10.67	$10.31		
Value at end of period	$12.55	$10.67		
Number of accumulation units outstanding at end of period	10,049	6,730		

CFI 37

	2006	2005	2004	2003
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO				
(Fund first available during August 2003)				
Value at beginning of period	$13.05	$12.47	$11.50	$10.00
Value at end of period	$14.58	$13.05	$12.47	$11.50
Number of accumulation units outstanding at end of period	27,293	25,275	26,407	10,630
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO				
(Funds were first received in this option during August 2006)				
Value at beginning of period	$14.12			
Value at end of period	$15.48			
Number of accumulation units outstanding at end of period	1,219			
ING VAN KAMPEN COMSTOCK PORTFOLIO				
(Fund first available during October 2003)				
Value at beginning of period	$13.65	$13.35	$11.57	$10.00
Value at end of period	$15.62	$13.65	$13.35	$11.57
Number of accumulation units outstanding at end of period	84,377	76,315	61,837	24,259
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)				
(Funds were first received in this option during April 2005)				
Value at beginning of period	$10.89	$10.06		
Value at end of period	$12.13	$10.89		
Number of accumulation units outstanding at end of period	14,260	14,265		
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (SERVICE CLASS)				
(Funds were first received in this option during March 2005)				
Value at beginning of period	$13.34	$12.66		
Value at end of period	$14.82	$13.34		
Number of accumulation units outstanding at end of period	45,723	7,064		
ING VP BALANCED PORTFOLIO, INC.				
(Fund first available during September 2003)				
Value at beginning of period	$12.22	$11.89	$11.04	$10.00
Value at end of period	$13.24	$12.22	$11.89	$11.04
Number of accumulation units outstanding at end of period	16,674	10,588	14,207	3,014
ING VP FINANCIAL SERVICES PORTFOLIO				
(Funds were first received in this option during March 2006)				
Value at beginning of period	$12.06			
Value at end of period	$13.42			
Number of accumulation units outstanding at end of period	14,610			
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO				
(Funds were first received in this option during April 2006)				
Value at beginning of period	$13.90			
Value at end of period	$13.54			
Number of accumulation units outstanding at end of period	4,084			

Condensed Financial Information (continued)

	2006	2005	2004	2003
ING VP GROWTH AND INCOME PORTFOLIO				
(Fund first available during September 2003)				
Value at beginning of period	$13.15	$12.33	$11.54	$10.00
Value at end of period	$14.78	$13.15	$12.33	$11.54
Number of accumulation units outstanding at end of period	17,612	11,403	8,635	7,751
ING VP INDEX PLUS INTERNATIONAL EQUITY PORTFOLIO				
(Funds were first received in this option during April 2006)				
Value at beginning of period	$10.02			
Value at end of period	$10.92			
Number of accumulation units outstanding at end of period	22,745			
ING VP INDEX PLUS LARGECAP PORTFOLIO				
(Fund first available during August 2003)				
Value at beginning of period	$12.99	$12.50	$11.47	$10.00
Value at end of period	$14.66	$12.99	$12.50	$11.47
Number of accumulation units outstanding at end of period	84,322	75,466	56,191	39,178
ING VP INDEX PLUS MIDCAP PORTFOLIO				
(Fund first available during November 2003)				
Value at beginning of period	$14.94	$13.64	$11.86	$10.00
Value at end of period	$16.10	$14.94	$13.64	$11.86
Number of accumulation units outstanding at end of period	78,990	45,744	38,504	13,062
ING VP INDEX PLUS SMALLCAP PORTFOLIO				
(Fund first available during November 2003)				
Value at beginning of period	$15.29	$14.41	$11.98	$10.00
Value at end of period	$17.14	$15.29	$14.41	$11.98
Number of accumulation units outstanding at end of period	27,290	17,733	12,943	396
ING VP INTERMEDIATE BOND PORTFOLIO				
(Fund first available during February 2004)				
Value at beginning of period	$10.87	$10.69	$10.45	
Value at end of period	$11.15	$10.87	$10.69	
Number of accumulation units outstanding at end of period	238,379	45,661	25,257	
ING VP INTERNATIONAL EQUITY PORTFOLIO				
(Funds were first received in this option during October 2006)				
Value at beginning of period	$18.15			
Value at end of period	$19.72			
Number of accumulation units outstanding at end of period	206			
ING VP INTERNATIONAL VALUE PORTFOLIO				
(Fund first available during September 2003)				
Value at beginning of period	$15.00	$13.93	$12.04	$10.00
Value at end of period	$19.10	$15.00	$13.93	$12.04
Number of accumulation units outstanding at end of period	49,957	19,032	7,334	460

	2006	2005	2004	2003
ING VP MIDCAP OPPORTUNITIES PORTFOLIO				
(Fund first available during December 2004)				
Value at beginning of period	$13.92	$12.79	$11.30	
Value at end of period	$14.80	$13.92	$12.79	
Number of accumulation units outstanding at end of period	32	32	32	
ING VP REAL ESTATE PORTFOLIO				
(Funds were first received in this option during August 2005)				
Value at beginning of period	$11.56	$11.14		
Value at end of period	$15.51	$11.56		
Number of accumulation units outstanding at end of period	52,654	6,247		
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO				
(Fund first available during December 2004)				
Value at beginning of period	$14.04	$13.05	$11.34	
Value at end of period	$15.58	$14.04	$13.05	
Number of accumulation units outstanding at end of period	699	31	31	
ING VP SMALL COMPANY PORTFOLIO				
(Fund first available during September 2003)				
Value at beginning of period	$14.50	$13.34	$11.83	$10.00
Value at end of period	$16.63	$14.50	$13.34	$11.83
Number of accumulation units outstanding at end of period	30,105	18,321	17,641	10,452
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO				
(Funds were first received in this option during March 2006)				
Value at beginning of period	$13.69			
Value at end of period	$14.33			
Number of accumulation units outstanding at end of period	12,184			
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO				
(Funds were first received in this option during August 2006)				
Value at beginning of period	$16.10			
Value at end of period	$17.32			
Number of accumulation units outstanding at end of period	4,075			
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO				
(Funds were first received in this option during June 2005)				
Value at beginning of period	$14.44	$14.00		
Value at end of period	$15.80	$14.44		
Number of accumulation units outstanding at end of period	5,402	8,170		
ING VP VALUE OPPORTUNITY PORTFOLIO				
(Fund first available during February 2004)				
Value at beginning of period	$13.13	$12.45	$11.89	
Value at end of period	$15.02	$13.13	$12.45	
Number of accumulation units outstanding at end of period	1,858	1,859	2,690	

Condensed Financial Information (continued)

	2006	2005	2004	2003
PIMCO VIT REAL RETURN PORTFOLIO				
(Funds were first received in this option during August 2005)				
Value at beginning of period	$10.02	$9.96		
Value at end of period	$9.98	$10.02		
Number of accumulation units outstanding at end of period	9,642	1,271		
PIONEER EQUITY INCOME VCT PORTFOLIO				
(Fund first available during August 2003)				
Value at beginning of period	$13.55	$13.00	$11.34	$10.00
Value at end of period	$16.35	$13.55	$13.00	$11.34
Number of accumulation units outstanding at end of period	71,803	31,852	19,187	8,986

Separate Account Annual Charges of 1.35%

	2006	2005	2004	2003
FIDELITY® VIP CONTRAFUND® PORTFOLIO				
(Fund first available during December 2003)				
Value at beginning of period	$15.16	$13.18	$11.60	$10.00
Value at end of period	$16.67	$15.16	$13.18	$11.60
Number of accumulation units outstanding at end of period	86,945	33,320	10,652	4,897
FIDELITY® VIP EQUITY-INCOME PORTFOLIO				
(Fund first available during January 2004)				
Value at beginning of period	$13.39	$12.86	$11.92	
Value at end of period	$15.84	$13.39	$12.86	
Number of accumulation units outstanding at end of period	30,363	15,549	8,399	
FRANKLIN SMALL CAP VALUE SECURITIES FUND				
(Fund first available during May 2004)				
Value at beginning of period	$15.95	$14.86	$12.52	
Value at end of period	$18.41	$15.95	$14.86	
Number of accumulation units outstanding at end of period	12,305	7,663	4,242	
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO				
(Fund first available during February 2004)				
Value at beginning of period	$12.58	$12.60	$12.28	
Value at end of period	$14.81	$12.58	$12.60	
Number of accumulation units outstanding at end of period	3,442	3,424	2,478	
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)				
(Funds were first received in this option during April 2005)				
Value at beginning of period	$10.72	$9.90		
Value at end of period	$10.41	$10.72		
Number of accumulation units outstanding at end of period	1,811	1,697		

CFI 41

Condensed Financial Information (continued)

	2006	2005	2004	2003
ING AMERICAN CENTURY SELECT PORTFOLIO (SERVICE CLASS)				
(Fund first available during February 2004)				
Value at beginning of period	$11.96	$12.05	$12.13	
Value at end of period	$11.59	$11.96	$12.05	
Number of accumulation units outstanding at end of period	605	77	1,030	
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO				
(Funds were first received in this option during June 2005)				
Value at beginning of period	$15.04	$14.09		
Value at end of period	$17.13	$15.04		
Number of accumulation units outstanding at end of period	1,125	1,125		
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO				
(Funds were first received in this option during November 2005)				
Value at beginning of period	$10.10	$9.78		
Value at end of period	$11.42	$10.10		
Number of accumulation units outstanding at end of period	69,546	694		
ING AMERICAN FUNDS GROWTH PORTFOLIO				
(Funds were first received in this option during November 2005)				
Value at beginning of period	$10.57	$10.05		
Value at end of period	$11.44	$10.57		
Number of accumulation units outstanding at end of period	71,492	1,758		
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO				
(Funds were first received in this option during November 2005)				
Value at beginning of period	$10.99	$10.40		
Value at end of period	$12.83	$10.99		
Number of accumulation units outstanding at end of period	26,181	1,057		
ING BARON SMALL CAP GROWTH PORTFOLIO				
(Fund first available during November 2003)				
Value at beginning of period	$15.35	$14.49	$11.48	$10.00
Value at end of period	$17.45	$15.35	$14.49	$11.48
Number of accumulation units outstanding at end of period	18,310	4,222	230	239

CFI 42

Condensed Financial Information (continued)

	2006	2005	2004	2003
ING DAVIS VENTURE VALUE PORTFOLIO				
(Fund first available during November 2003)				
Value at beginning of period	$12.98	$12.66	$11.84	$10.00
Value at end of period	$14.58	$12.98	$12.66	$11.84
Number of accumulation units outstanding at end of period	2,275	1,432	1,450	475
ING EVERGREEN OMEGA PORTFOLIO				
(Funds were first received in this option during September 2006)				
Value at beginning of period	$11.06			
Value at end of period	$11.77			
Number of accumulation units outstanding at end of period	132			
ING FMR^{SM} LARGE CAP GROWTH PORTFOLIO				
(Funds were first received in this option during April 2006)				
Value at beginning of period	$9.97			
Value at end of period	$9.90			
Number of accumulation units outstanding at end of period	5,092			
ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO				
(Funds were first received in this option during June 2005)				
Value at beginning of period	$12.16	$11.74		
Value at end of period	$13.02	$12.16		
Number of accumulation units outstanding at end of period	598	176		
ING JPMORGAN INTERNATIONAL PORTFOLIO				
(Fund first available during January 2004)				
Value at beginning of period	$15.50	$14.31	$12.47	
Value at end of period	$18.64	$15.50	$14.31	
Number of accumulation units outstanding at end of period	12,498	8,289	2,042	
ING JPMORGAN MID CAP VALUE PORTFOLIO				
(Funds were first received in this option during February 2005)				
Value at beginning of period	$14.55	$13.79		
Value at end of period	$16.72	$14.55		
Number of accumulation units outstanding at end of period	12,533	2,866		
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO				
(Funds were first received in this option during February 2006)				
Value at beginning of period	$12.30			
Value at end of period	$12.94			
Number of accumulation units outstanding at end of period	7,143			
ING LIQUID ASSETS PORTFOLIO				
(Funds were first received in this option during June 2005)				
Value at beginning of period	$10.07	$9.97		
Value at end of period	$10.39	$10.07		
Number of accumulation units outstanding at end of period	44,130	26,607		

	2006	2005	2004	2003
ING MFS TOTAL RETURN PORTFOLIO				
(Fund first available during September 2003)				
Value at beginning of period	$12.14	$11.95	$10.90	$10.00
Value at end of period	$13.40	$12.14	$11.95	$10.90
Number of accumulation units outstanding at end of period	34,593	21,902	10,752	2,757
ING OPCAP BALANCED VALUE PORTFOLIO				
(Fund first available during March 2004)				
Value at beginning of period	$12.42	$12.26	$11.55	
Value at end of period	$13.54	$12.42	$12.26	
Number of accumulation units outstanding at end of period	3,253	1,576	1,020	
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)				
(Funds were first received in this option during April 2005)				
Value at beginning of period	$12.01	$10.06		
Value at end of period	$13.98	$12.01		
Number of accumulation units outstanding at end of period	21,200	22,573		
ING OPPENHEIMER GLOBAL PORTFOLIO (SERVICE CLASS)				
(Funds were first received in this option during February 2005)				
Value at beginning of period	$15.06	$13.22		
Value at end of period	$17.47	$15.06		
Number of accumulation units outstanding at end of period	25,446	5,611		
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO				
(Funds were first received in this option during April 2005)				
Value at beginning of period	$10.08	$10.01		
Value at end of period	$10.76	$10.08		
Number of accumulation units outstanding at end of period	14,118	12,368		
ING PIMCO CORE BOND PORTFOLIO				
(Funds were first received in this option during August 2006)				
Value at beginning of period	$10.84			
Value at end of period	$11.04			
Number of accumulation units outstanding at end of period	8,892			
ING PIMCO HIGH YIELD PORTFOLIO				
(Funds were first received in this option during July 2005)				
Value at beginning of period	$10.51	$10.42		
Value at end of period	$11.30	$10.51		
Number of accumulation units outstanding at end of period	10,889	6,583		
ING PIMCO TOTAL RETURN PORTFOLIO				
(Fund first available during September 2003)				
Value at beginning of period	$10.59	$10.51	$10.21	$10.00
Value at end of period	$10.86	$10.59	$10.51	$10.21
Number of accumulation units outstanding at end of period	5,074	2,634	2,623	2,303

Condensed Financial Information (continued)

	2006	2005	2004	2003
ING PIONEER FUND PORTFOLIO				
(Funds were first received in this option during February 2006)				
Value at beginning of period	$11.15			
Value at end of period	$12.65			
Number of accumulation units outstanding at end of period	5,967			
ING PIONEER MID CAP VALUE PORTFOLIO				
(Funds were first received in this option during June 2005)				
Value at beginning of period	$10.90	$10.47		
Value at end of period	$12.08	$10.90		
Number of accumulation units outstanding at end of period	22,205	15,240		
ING SOLUTION 2015 PORTFOLIO				
(Funds were first received in this option during March 2006)				
Value at beginning of period	$10.94			
Value at end of period	$11.66			
Number of accumulation units outstanding at end of period	24,993			
ING SOLUTION 2025 PORTFOLIO				
(Funds were first received in this option during March 2006)				
Value at beginning of period	$11.28			
Value at end of period	$12.11			
Number of accumulation units outstanding at end of period	20,250			
ING SOLUTION 2035 PORTFOLIO				
(Funds were first received in this option during September 2006)				
Value at beginning of period	$11.44			
Value at end of period	$12.45			
Number of accumulation units outstanding at end of period	5,667			
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO				
(Fund first available during November 2003)				
Value at beginning of period	$13.84	$12.87	$12.02	$10.00
Value at end of period	$14.88	$13.84	$12.87	$12.02
Number of accumulation units outstanding at end of period	3,882	2,387	217	225
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO				
(Funds were first received in this option during November 2005)				
Value at beginning of period	$10.66	$10.44		
Value at end of period	$12.52	$10.66		
Number of accumulation units outstanding at end of period	37,470	21,829		
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO				
(Fund first available during February 2004)				
Value at beginning of period	$13.00	$12.44	$11.73	
Value at end of period	$14.50	$13.00	$12.44	
Number of accumulation units outstanding at end of period	12,540	6,578	5,495	
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO				
(Fund first available during September 2003)				
Value at beginning of period	$13.66	$12.70	$11.23	$10.00
Value at end of period	$15.40	$13.66	$12.70	$11.23
Number of accumulation units outstanding at end of period	6,888	1,241	731	731

CFI 45

Condensed Financial Information (continued)

	2006	2005	2004	2003
ING VAN KAMPEN COMSTOCK PORTFOLIO				
(Fund first available during September 2004)				
Value at beginning of period	$13.60	$13.32	$12.08	
Value at end of period	$15.54	$13.60	$13.32	
Number of accumulation units outstanding at end of period	14,718	6,785	1,652	
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)				
(Funds were first received in this option during April 2005)				
Value at beginning of period	$10.88	$10.06		
Value at end of period	$12.10	$10.88		
Number of accumulation units outstanding at end of period	797	830		
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (SERVICE CLASS)				
(Fund first available during November 2003)				
Value at beginning of period	$13.30	$12.51	$11.46	$10.00
Value at end of period	$14.74	$13.30	$12.51	$11.46
Number of accumulation units outstanding at end of period	15,850	707	705	732
ING VP BALANCED PORTFOLIO, INC.				
(Fund first available during November 2004)				
Value at beginning of period	$12.18	$11.87	$11.51	
Value at end of period	$13.17	$12.18	$11.87	
Number of accumulation units outstanding at end of period	4,351	2,548	2,054	
ING VP FINANCIAL SERVICES PORTFOLIO				
(Funds were first received in this option during September 2006)				
Value at beginning of period	$12.12			
Value at end of period	$13.39			
Number of accumulation units outstanding at end of period	5,480			
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO				
(Funds were first received in this option during July 2005)				
Value at beginning of period	$12.82	$11.78		
Value at end of period	$13.50	$12.82		
Number of accumulation units outstanding at end of period	4,660	650		
ING VP GROWTH AND INCOME PORTFOLIO				
(Funds were first received in this option during August 2006)				
Value at beginning of period	$13.66			
Value at end of period	$14.70			
Number of accumulation units outstanding at end of period	1,971			
ING VP GROWTH PORTFOLIO				
(Fund first available during November 2003)				
Value at beginning of period	$13.02	$12.10	$11.47	$10.00
Value at end of period	$13.16	$13.02	$12.10	$11.47
Number of accumulation units outstanding at end of period	423	440	458	475

Condensed Financial Information (continued)

	2006	2005	2004	2003
ING VP INDEX PLUS INTERNATIONAL EQUITY PORTFOLIO				
(Funds were first received in this option during April 2006)				
Value at beginning of period	$10.02			
Value at end of period	$10.91			
Number of accumulation units outstanding at end of period	3,148			
ING VP INDEX PLUS LARGECAP PORTFOLIO				
(Fund first available during August 2003)				
Value at beginning of period	$12.94	$12.47	$11.47	$10.00
Value at end of period	$14.59	$12.94	$12.47	$11.47
Number of accumulation units outstanding at end of period	29,608	15,362	4,711	487
ING VP INDEX PLUS MIDCAP PORTFOLIO				
(Fund first available during November 2003)				
Value at beginning of period	$14.88	$13.61	$11.86	$10.00
Value at end of period	$16.02	$14.88	$13.61	$11.86
Number of accumulation units outstanding at end of period	30,594	14,911	7,578	2,057
ING VP INDEX PLUS SMALLCAP PORTFOLIO				
(Fund first available during January 2004)				
Value at beginning of period	$15.23	$14.38	$12.41	
Value at end of period	$17.05	$15.23	$14.38	
Number of accumulation units outstanding at end of period	11,648	2,836	2,336	
ING VP INTERMEDIATE BOND PORTFOLIO				
(Fund first available during September 2003)				
Value at beginning of period	$10.83	$10.67	$10.34	$10.00
Value at end of period	$11.09	$10.83	$10.67	$10.34
Number of accumulation units outstanding at end of period	102,008	17,331	5,720	1,523
ING VP INTERNATIONAL EQUITY PORTFOLIO				
(Fund first available during August 2004)				
Value at beginning of period	$16.14	$14.04	$11.83	
Value at end of period	$19.62	$16.14	$14.04	
Number of accumulation units outstanding at end of period	979	274	2,249	
ING VP INTERNATIONAL VALUE PORTFOLIO				
(Funds were first received in this option during April 2005)				
Value at beginning of period	$14.95	$13.69		
Value at end of period	$19.00	$14.95		
Number of accumulation units outstanding at end of period	9,309	3,079		
ING VP MIDCAP OPPORTUNITIES PORTFOLIO				
(Funds were first received in this option during March 2005)				
Value at beginning of period	$13.87	$12.36		
Value at end of period	$14.73	$13.87		
Number of accumulation units outstanding at end of period	534	508		
ING VP REAL ESTATE PORTFOLIO				
(Funds were first received in this option during March 2006)				
Value at beginning of period	$13.31			
Value at end of period	$15.47			
Number of accumulation units outstanding at end of period	12,246			

	2006	2005	2004	2003
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO				
(Funds were first received in this option during November 2006)				
Value at beginning of period	$15.17			
Value at end of period	$15.50			
Number of accumulation units outstanding at end of period	558			
ING VP SMALL COMPANY PORTFOLIO				
(Fund first available during September 2003)				
Value at beginning of period	$14.45	$13.31	$11.83	$10.00
Value at end of period	$16.55	$14.45	$13.31	$11.83
Number of accumulation units outstanding at end of period	3,019	3,143	3,281	460
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO				
(Funds were first received in this option during November 2005)				
Value at beginning of period	$14.42	$14.13		
Value at end of period	$15.76	$14.42		
Number of accumulation units outstanding at end of period	3,475	480		
ING VP VALUE OPPORTUNITY PORTFOLIO				
(Funds were first received in this option during February 2005)				
Value at beginning of period	$13.08	$12.64		
Value at end of period	$14.94	$13.08		
Number of accumulation units outstanding at end of period	0	993		
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA				
(Funds were first received in this option during September 2006)				
Value at beginning of period	$17.86			
Value at end of period	$19.12			
Number of accumulation units outstanding at end of period	916			
PIMCO VIT REAL RETURN PORTFOLIO				
(Funds were first received in this option during November 2006)				
Value at beginning of period	$10.11			
Value at end of period	$9.95			
Number of accumulation units outstanding at end of period	6,798			
PIONEER EQUITY INCOME VCT PORTFOLIO				
(Fund first available during August 2003)				
Value at beginning of period	$13.50	$12.97	$11.33	$10.00
Value at end of period	$16.27	$13.50	$12.97	$11.33
Number of accumulation units outstanding at end of period	14,602	5,174	1,888	735

CFI 48

The Funds

During the accumulation phase, you may allocate your premium payments and contract value to any of the funds available under this contract. They are listed in this appendix. You bear the entire investment risk for amounts you allocate to any fund, and you may lose your principal.

List of Fund Name Changes

Current Fund Name	Former Fund Name
ING FMR^{SM} Large Cap Growth Portfolio	ING FMR^{SM} Earnings Growth Portfolio
ING Thornburg Value Portfolio	ING MFS Capital Opportunities Portfolio

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge by contacting our Customer Service Center at the address and telephone number listed on the first page of this contract prospectus, by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of each fund offered through your contract, please see the cover page.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
Fidelity® Variable Insurance Products – Fidelity® VIP Contrafund® Portfolio	Fidelity Management & Research Company **Subadvisers**: FMR Co., Inc.; Fidelity Research & Analysis Company; Fidelity Management & Research (U.K.) Inc.; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited	Seeks long-term capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
Fidelity® Variable Insurance Products – Fidelity® VIP Equity-Income Portfolio	Fidelity Management & Research Company **Subadviser:** FMR Co., Inc.; Fidelity Research & Analysis Company; Fidelity Management & Research (U.K.) Inc.; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500^{SM} Index (S&P 500®).
Franklin Templeton Variable Insurance Products Trust – Franklin Small Cap Value Securities Fund	Franklin Advisory Services, LLC	Seeks long-term total return.
ING Partners, Inc. – ING American Century Large Company Value Portfolio	Directed Services LLC **Subadviser**: American Century Investment Management, Inc. (American Century)	Seeks long-term capital growth; income is a secondary objective.
ING Partners, Inc. – ING American Century Small-Mid Cap Value Portfolio	Directed Services LLC **Subadviser:** American Century Investment Management, Inc. (American Century)	Seeks long-term capital growth; income is a secondary objective.
ING Investors Trust - ING American Funds Growth Portfolio	ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research Management Company	Seeks to make your investment grow. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote.
ING Investors Trust - ING American Funds Growth-Income Portfolio	ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research Management Company	Seeks to make your investment grow and provide you with income over time. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote.
ING Investors Trust - ING American Funds International Portfolio	ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research Management Company	Seeks to make your investment grow over time. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote.
ING Partners, Inc. – ING Baron Small Cap Growth Portfolio	Directed Services LLC **Subadviser:** BAMCO, Inc. (BAMCO)	Seeks capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Investors Trust – ING BlackRock Large Cap Growth Portfolio	Directed Services LLC **Subadviser:**BlackRock Investment Management, LLC	Seeks long-term growth of capital.
ING Partners, Inc. – ING Davis Venture Value Portfolio	Directed Services LLC **Subadviser:** Davis Selected Advisers, L.P. (Davis)	A *nondiversified* portfolio that seeks long-term growth of capital.
ING Investors Trust - ING Evergreen Omega Portfolio	Directed Services LLC **Subadviser:** Evergreen Investment Management Company, LLC	Seeks long-term capital growth. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote.
ING Investors Trust - ING FMR^{SM} Large Cap Growth Portfolio * FMR is a service mark of Fidelity Management & Research Company	Directed Services LLC **Subadviser:** Fidelity Management & Research Co.	Seeks growth of capital over the long term.
ING Partners, Inc. – ING Fundamental Research Portfolio	Directed Services LLC **Subadviser:** ING Investment Management Co. (ING IM)	Seeks to maximize total return through investments in a diversified portfolio of common stocks.
ING Variable Insurance Trust – ING GET U.S. Core Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co. (ING IM)	Seeks to achieve maximum total return and minimal exposure of the Series' assets to a market value loss by participating, to the extent possible, in favorable equity market performance during the guarantee period.
ING Partners, Inc. – ING JPMorgan International Portfolio	Directed Services LLC **Subadviser:** J.P. Morgan Asset Management (U.K.) Limited (JPMAM (U.K.))	Seeks long-term growth of capital.
ING Partners, Inc. – ING JPMorgan Mid Cap Value Portfolio	Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc. (JPMIM)	A *nondiversified* portfolio that seeks growth from capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING Legg Mason Partners Aggressive Growth Portfolio	Directed Services LLC **Subadviser:** ClearBridge Advisors, LLC (ClearBridge)	Seeks long-term growth of capital.
ING Investors Trust - ING Legg Mason Value Portfolio	Directed Services LLC **Subadviser:** Legg Mason Capital Management, Inc.	A *nondiversified* portfolio that seeks long-term growth of capital. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote.
ING Investors Trust - ING Liquid Assets Portfolio	Directed Services LLC **Subadviser:** ING Investment Management Co.	Seeks high level of current income consistent with the preservation of capital and liquidity.
ING Investors Trust - ING MFS Total Return Portfolio	Directed Services LLC **Subadviser:** Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income.
ING Partners, Inc. – ING OpCap Balanced Value Portfolio	Directed Services LLC **Subadviser:** Oppenheimer Capital LLC (OpCap)	Seeks capital growth, and secondarily, investment income.
ING Partners, Inc. – ING Oppenheimer Global Portfolio	Directed Services LLC **Subadviser:** OppenheimerFunds, Inc. (Oppenheimer)	Seeks capital appreciation.
ING Partners, Inc. – ING Oppenheimer Strategic Income Portfolio	Directed Services LLC **Subadviser:** OppenheimerFunds, Inc. (Oppenheimer)	Seeks a high level of current income principally derived from interest on debt securities.
ING Investors Trust - ING PIMCO Core Bond Portfolio	Directed Services LLC **Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING Investors Trust - ING PIMCO High Yield Portfolio	Directed Services LLC **Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING PIMCO Total Return Portfolio	Directed Services LLC **Subadviser:** Pacific Investment Management Company LLC (PIMCO)	Seeks maximum total return, consistent with capital preservation and prudent investment management.
ING Investors Trust - ING Pioneer Fund Portfolio	Directed Services LLC **Subadviser**: Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote.
ING Investors Trust - ING Pioneer Mid Cap Value Portfolio	Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks capital appreciation. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote.
ING Partners, Inc. – ING Solution 2015 Portfolio	Directed Services LLC	Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Solution 2025 Portfolio	Directed Services LLC	Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Solution 2035 Portfolio	Directed Services LLC	Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Solution 2045 Portfolio	Directed Services LLC	Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING Solution Income Portfolio	Directed Services LLC	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING T. Rowe Price Diversified Mid Cap Growth Portfolio	Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc. (T. Rowe Price)	Seeks long-term capital appreciation.
ING Investors Trust - ING T. Rowe Price Equity Income Portfolio	Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING Partners, Inc. – ING T. Rowe Price Growth Equity Portfolio	Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc. (T. Rowe Price)	Seeks long-term capital growth, and secondarily, increasing dividend income.
ING Partners, Inc. – ING Thornburg Value Portfolio	Directed Services LLC **Subadviser:** Thornburg Investment Management (Thornburg)	Seeks capital appreciation.
ING Partners, Inc. – ING UBS U.S. Large Cap Equity Portfolio	Directed Services LLC **Subadviser:** UBS Global Asset Management (Americas) Inc. (UBS Global AM)	Seeks long-term growth of capital and future income.
ING Partners, Inc. – ING Van Kampen Comstock Portfolio	Directed Services LLC **Subadviser:** Van Kampen	Seeks capital growth and income.
ING Partners, Inc. – ING Van Kampen Equity and Income Portfolio	Directed Services LLC **Subadviser:** Van Kampen	Seeks total return, consisting of long-term capital appreciation and current income.
ING VP Balanced Portfolio, Inc.	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the Portfolio's management, of which of those sectors or mix thereof offers the best investment prospects.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Variable Products Trust – ING VP Financial Services Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.
ING Variable Portfolios, Inc. – ING VP Global Science and Technology Portfolio	ING Investments, LLC **Subadviser:** BlackRock Advisors, LLC	Seeks long-term capital appreciation.
ING Variable Funds – ING VP Growth and Income Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock.
ING Variable Portfolios, Inc. – ING VP Growth Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks growth of capital through investment in a diversified portfolio consisting primarily of common stocks and securities convertible into common stocks believed to offer growth potential.
ING Investors Trust – ING VP Index Plus International Equity Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Advisors, B.V.	Seeks to outperform the total return performance of the Morgan Stanley Capital International Europe Australasia and Far East® Index ("MSCI EAFE® Index"), while maintaining a market level of risk. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote.
ING Variable Portfolios, Inc. – ING VP Index Plus LargeCap Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), while maintaining a market level of risk.
ING Variable Portfolios, Inc. – ING VP Index Plus MidCap Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index), while maintaining a market level of risk.
ING Variable Portfolios, Inc. – ING VP Index Plus SmallCap Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index (S&P SmallCap 600 Index), while maintaining a market level of risk.
ING VP Intermediate Bond Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk, through investment in a diversified portfolio consisting primarily of debt securities.
ING Variable Portfolios, Inc. – ING VP International Equity Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital growth primarily through investment in a diversified portfolio of common stocks principally traded in countries outside of the United States. The Portfolio will not target any given level of current income.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Variable Products Trust – ING VP International Value Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.
ING Variable Products Trust – ING VP MidCap Opportunities Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.
ING Variable Products Trust – ING VP Real Estate Portfolio	ING Investments, LLC **Subadviser:** ING Clarion Real Estate Securities L.P.	A *nondiversified* portfolio that seeks total return. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote.
ING Variable Portfolios, Inc. – ING VP Small Company Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities of companies with smaller market capitalizations.
ING Variable Products Trust – ING VP SmallCap Opportunities Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.
ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Conservative Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide total return consistent with preservation of capital. Managed for investors primarily seeking total return consistent with capital preservation who generally have an investment horizon exceeding 5 years and a low level of risk tolerance.
ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Growth Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide capital appreciation. Managed for investors seeking capital appreciation who generally have an investment horizon exceeding 15 years and a high level of risk tolerance.
ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Moderate Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized). Managed for investors seeking a balance between income and capital appreciation who generally have an investment horizon exceeding 10 years and a moderate level of risk tolerance.
ING Variable Portfolios, Inc. – ING VP Value Opportunity Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
Oppenheimer Variable Account Funds – Oppenheimer Main Street Small Cap Fund®/VA	OppenheimerFunds, Inc.	Seeks capital appreciation.
PIMCO Variable Insurance Trust – Real Return Portfolio	Pacific Investment Management Company LLC (PIMCO)	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
Pioneer Variable Contracts Trust – Pioneer Equity Income VCT Portfolio	Pioneer Investment Management, Inc.	Seeks current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations.

Fixed Account II

Fixed Account II ("Fixed Account") is an optional fixed interest allocation offered during the accumulation phase of your variable annuity contract between you and ING USA Annuity and Life Insurance Company ("ING USA," the "Company," "we" or "our"). The Fixed Account, which is a segregated asset account of ING USA, provides a means for you to invest on a tax-deferred basis and earn a guaranteed interest for guaranteed interest periods (Fixed Interest Allocation(s)). We will credit your Fixed Interest Allocation(s) with a fixed rate of interest. We currently offer Fixed Interest Allocations with guaranteed interest periods of 5, 7 and 10 years. In addition, we may offer DCA Fixed Interest Allocations, which are 6-month and 1-year Fixed Interest Allocations available exclusively in connection with our dollar cost averaging program. We may offer additional guaranteed interest periods in some or all states, may not offer all guaranteed interest periods on all contracts or in all states and the rates for a given guaranteed interest period may vary among contracts. We set the interest rates periodically. We may credit a different interest rate for each interest period. The interest you earn in the Fixed Account as well as your principal is guaranteed by ING USA, as long as you do not take your money out before the maturity date for the applicable interest period. If you take your money out from a Fixed Interest Allocation more than 30 days before the applicable maturity date, we will apply a market value adjustment ("Market Value Adjustment"). A Market Value Adjustment could increase or decrease your contract value and/or the amount you take out. A surrender charge may also apply to withdrawals from your contract. You bear the risk that you may receive less than your principal because of the Market Value Adjustment.

For contracts sold in some states, not all Fixed Interest Allocations are available. You have a right to return a contract for a refund as described in the prospectus. To obtain a copy of the Fixed Account II prospectus, please write or call us at the address and phone number listed on the front page of the prospectus.

The Fixed Account
You may allocate premium payments and transfer your contract value to the guaranteed interest periods of the Fixed Account during the accumulation period as described in the prospectus. Every time you allocate money to the Fixed Account, we set up a Fixed Interest Allocation for the guaranteed interest period you select. We will credit your Fixed Interest Allocation with a guaranteed interest rate for the interest period you select, so long as you do not withdraw money from that Fixed Interest Allocation before the end of the guaranteed interest period. Each guaranteed interest period ends on its maturity date which is the last day of the month in which the interest period is scheduled to expire.

Your contract value in the Fixed Account is the sum of your Fixed Interest Allocations and the interest credited as adjusted for any withdrawals, transfers or other charges we may impose, including any Market Value Adjustment. Your Fixed Interest Allocation will be credited with the guaranteed interest rate in effect for the guaranteed interest period you selected when we receive and accept your premium or reallocation of contract value. We will credit interest daily at a rate that yields the quoted guaranteed interest rate.

If you surrender, withdraw, transfer or annuitize your investment in a Fixed Interest Allocation more than 30 days before the end of the guaranteed interest period, we will apply a Market Value Adjustment to the transaction. A Market Value Adjustment could increase or decrease the amount you surrender, withdraw, transfer or annuitize, depending on current interest rates at the time of the transaction. You bear the risk that you may receive less than your principal because of the Market Value Adjustment.

Guaranteed Interest Rates
Each Fixed Interest Allocation will have an interest rate that is guaranteed as long as you do not take your money out until its maturity date. We do not have a specific formula for establishing the guaranteed interest rates for the different guaranteed interest periods. We determine guaranteed interest rates at our sole discretion. We cannot predict the level of future interest rates. For more information see the prospectus for the Fixed Account.

Transfers from a Fixed Interest Allocation
You may transfer your contract value in a Fixed Interest Allocation to one or more new Fixed Interest Allocations with new guaranteed interest periods, or to any of the subaccounts of ING USA's Separate Account B as described in the

prospectus on the maturity date of a guaranteed interest period. The minimum amount that you can transfer to or from any Fixed Interest Allocation is $100. Transfers from a Fixed Interest Allocation may be subject to a Market Value Adjustment. If you have a special Fixed Interest Allocation that was offered exclusively with our dollar cost averaging program, canceling dollar cost averaging will cause a transfer of the entire contract value in such Fixed Interest Allocation to the ING Liquid Assets Portfolio subaccount, and such a transfer will be subject to a Market Value Adjustment.

Withdrawals from a Fixed Interest Allocation
During the accumulation phase, you may withdraw a portion of your contract value in any Fixed Interest Allocation. You may make systematic withdrawals of only the interest earned during the prior month, quarter or year, depending on the frequency chosen, from a Fixed Interest Allocation under our systematic withdrawal option. A withdrawal from a Fixed Interest Allocation may be subject to a Market Value Adjustment and a contract surrender charge. Be aware that withdrawals may have federal income tax consequences, including a 10% penalty tax, as well as state income tax consequences.

Market Value Adjustment
A Market Value Adjustment may decrease, increase or have no effect on your contract value. We will apply a Market Value Adjustment (i) whenever you withdraw or transfer money from a Fixed Interest Allocation (unless made within 30 days before the maturity date of the applicable guaranteed interest period, or under the systematic withdrawal or dollar cost averaging program) and (ii) if on the income phase payment start date a guaranteed interest period for any Fixed Interest Allocation does not end on or within 30 days of the income phase payment start date.

A Market Value Adjustment may be positive, negative or result in no change. In general, if interest rates are rising, you bear the risk that any Market Value Adjustment will likely be negative and reduce your contract value. On the other hand, if interest rates are falling, it is more likely that you will receive a positive Market Value Adjustment that increases your contract value. In the event of a full surrender, transfer or annuitization from a Fixed Interest Allocation, we will add or subtract any Market Value Adjustment from the amount surrendered, transferred or annuitized. In the event of a partial withdrawal, transfer or annuitization, we will add or subtract any Market Value Adjustment from the total amount withdrawn, transferred or annuitized in order to provide the amount requested. If a negative Market Value Adjustment exceeds your contract value in the Fixed Interest Allocation, we will consider your request to be a full surrender, transfer or annuitization of the Fixed Interest Allocation.

Contract Value in the Fixed Interest Allocations
On the contract date, the contract value in any Fixed Interest Allocation in which you are invested is equal to the portion of the initial premium paid and designated for allocation to the Fixed Interest Allocation. On each business day after the contract date, we calculate the amount of contract value in each Fixed Interest Allocation as follows:

1) We take the contract value in the Fixed Interest Allocation at the end of the preceding business day;
2) We credit a daily rate of interest on 1) at the guaranteed rate since the preceding business day;
3) We add 1) and 2);
4) We subtract from 3) any transfers from that Fixed Interest Allocation; and
5) We subtract from 4) any withdrawals, and then subtract any contract fees (including any rider charges) and premium taxes.

Additional premium payments and transfers allocated to the Fixed Account will be placed in a new Fixed Interest Allocation. The contract value on the date of allocation will be the amount allocated. Several examples which illustrate how the Market Value Adjustment works are included in the prospectus for Fixed Account II.

Cash Surrender Value
The cash surrender value is the amount you receive when you surrender the contract. The cash surrender value of amounts allocated to the Fixed Account will fluctuate daily based on the interest credited to Fixed Interest Allocations, any Market Value Adjustment, and any surrender charge. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your contract value, then we adjust for any Market Value Adjustment, and then we deduct any surrender charge, any charge for premium taxes, the annual contract administrative fee (unless waived), and any optional benefit rider charge, and any other charges incurred but not yet deducted.

Dollar Cost Averaging from Fixed Interest Allocations
You may elect to participate in our dollar cost averaging program if you have at least $1,200 of contract value in Fixed Account Interest Allocations with a guaranteed interest period of 1 year or less. The Fixed Interest Allocations serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to other Fixed Interest Allocations or funds selected by you.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels. You elect the dollar amount you want transferred under this program. Each monthly transfer must be at least $100. You may change the transfer amount once each contract year.

Transfers from a Fixed Interest Allocation under the dollar cost averaging program are not subject to a Market Value Adjustment.

We may in the future offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program or otherwise modify, suspend or terminate this program. Of course, such changes will not affect any dollar cost averaging programs in operation at the time.

Suspension of Payments
We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months.

More Information
See the prospectus for Fixed Account II.

Fixed Interest Division

A Fixed Interest Division option is available through the group and individual deferred variable annuity contracts offered by ING USA Annuity and Life Insurance Company. The Fixed Interest Division is part of the ING USA General Account. Interests in the Fixed Interest Division have not been registered under the Securities Act of 1933, and neither the Fixed Interest Division nor the General Account are registered under the Investment Company Act of 1940.

Interests in the Fixed Interest Division are offered in certain states through an Offering Brochure, dated April 30, 2007. The Fixed Interest Division is different from the Fixed Account which is described in the prospectus but which is not available in your state. If you are unsure whether the Fixed Account is available in your state, please contact our Customer Service Center at 1-800-366-0066. When reading through the Prospectus, the Fixed Interest Division should be counted among the various investment options available for the allocation of your premiums, in lieu of the Fixed Account. The Fixed Interest Division may not be available in some states. Some restrictions may apply.

You will find more complete information relating to the Fixed Interest Division in the Offering Brochure. Please read the Offering Brochure carefully before you invest in the Fixed Interest Division.

Surrender Charge for Excess Withdrawals Example

The following assumes you made an initial premium payment of $25,000 and additional premium payments of $25,000 in each of the second and third contract years, for total premium payments under the contract of $75,000. It also assumes a withdrawal at the beginning of the fifth contract year of 30% of the contract value of $90,000.

In this example, $9,000 (10% of $90,000) is maximum free withdrawal amount that you may withdraw during the contract year without a surrender charge. The total amount withdrawn from the contract would be $27,000 ($90,000 x .30). Therefore, $18,000 ($27,000 - $9,000) is considered an excess withdrawal and would be subject to a 3% surrender charge of $540 ($18,000 x .03). This example does not take into account any Market Value Adjustment or deduction of any premium taxes.

Pro-Rata Withdrawal Adjustment for 5% Roll-Up Death Benefit Examples

Example #1: The Contract Value (AV) is Lower than the Death Benefit

Assume a premium payment of $100,000, AV at the time of withdrawal of $80,000 and a 5% Roll-Up minimum guarantee death benefit ("MGDB") at the time of withdrawal of $120,000. A total withdrawal of $20,000 is made.

Calculate the Effect of the Withdrawal

Pro-rata Withdrawal Adjustment to MGDB = $30,000 ($120,000 * ($20,000 / $80,000))

MGDB after Pro-rata Withdrawal = $90,000 ($120,000 - $30,000)

AV after Withdrawal = $60,000 ($80,000 - $20,000)

Example #2: The Contract Value (AV) is Greater than the Death Benefit

Assume a premium payment of $100,000, AV at the time of withdrawal of $160,000 and a 5% Roll-Up minimum guarantee death benefit ("MGDB") at the time of withdrawal of $120,000. A total withdrawal of $20,000 is made.

Calculate the Effect of the Withdrawal

Pro-rata Withdrawal Adjustment to MGDB = $15,000 ($120,000 * ($20,000 / $160,000))

MGDB after Pro-rata Withdrawal = $105,000 ($120,000 - $15,000)

AV after Withdrawal = $140,000 ($160,000 - $20,000)

Example #3: The Contract Value (AV) is Equal to the Death Benefit

Assume a premium payment of $100,000, AV at the time of withdrawal of $120,000 and a 5% Roll-Up minimum guarantee death benefit ("MGDB") at the time of withdrawal of $120,000. A total withdrawal of $20,000 is made.

Calculate the Effect of the Withdrawal

Pro-rata Withdrawal Adjustment to MGDB = $20,000 ($120,000 * ($20,000 / $120,000))

MGDB after Pro-rata Withdrawal = $100,000 ($120,000 - $20,000)

AV after Pro-rata Withdrawal = $100,000 ($120,000 - $20,000)

APPENDIX G

Special Funds 5% Roll-up Death Benefit Examples

MGDB* if 50% invested in Special Funds			
end of yr	Covered	Special	Total
0	500	500	1,000
1	525	500	1,025
2	551	500	1,051
3	579	500	1,079
4	608	500	1,108
5	638	500	1,138
6	670	500	1,170
7	704	500	1,204
8	739	500	1,239
9	776	500	1,276
10	814	500	1,314

MGDB* if 0% invested in Special Funds			
end of yr	Covered	Special	Total
0	1,000	-	1,000
1	1,050	-	1,050
2	1,103	-	1,103
3	1,158	-	1,158
4	1,216	-	1,216
5	1,276	-	1,276
6	1,340	-	1,340
7	1,407	-	1,407
8	1,477	-	1,477
9	1,551	-	1,551
10	1,629	-	1,629

MGDB* if 100% invested in Special Funds			
end of yr	Covered	Special	Total
0	0	1000	1000
1	0	1000	1000
2	0	1000	1000
3	0	1000	1000
4	0	1000	1000
5	0	1000	1000
6	0	1000	1000
7	0	1000	1000
8	0	1000	1000
9	0	1000	1000
10	0	1000	1000

MGDB* if transferred to Special Funds at the beginning of year 6			
end of yr	Covered	Special	Total
0	1,000	-	1,000
1	1,050	-	1,050
2	1,103	-	1,103
3	1,158	-	1,158
4	1,216	-	1,216
5	1,276	-	1,276
6	-	1,276	1,276
7	-	1,276	1,276
8	-	1,276	1,276
9	-	1,276	1,276
10	-	1,276	1,276

MGDB* if transferred to Covered Funds at the beginning of year 6			
end of yr	Covered	Special	Total
0	-	1,000	1,000
1	-	1,000	1,000
2	-	1,000	1,000
3	-	1,000	1,000
4	-	1,000	1,000
5	-	1,000	1,000
6	1,050	-	1,050
7	1,103	-	1,103
8	1,158	-	1,158
9	1,216	-	1,216
10	1,276	-	1,276

  * MGDB is the 5% Roll-up Minimum Guaranteed Death Benefit

APPENDIX H

Examples of Minimum Guaranteed Income Benefit Calculation

Example 1

Age		Contract without the MGIB Rider	Contract with the MGIB Rider
55	Initial Value	$100,000	$100,000
	Accumulation Rate	0.0%	0.00%
	Rider Charge	0.0%	0.60%
65	Contract Value	$100,000	$92,219
	Contract Annuity Factor	4.71	4.71
	Monthly Income	**$471.00**	**$434.35**
	MGIB Rollup	n/a	$162,889
	MGIB Ratchet	n/a	$100,000
	MGIB Annuity Factor	n/a	4.43
	MGIB Income	**n/a**	**$721.60**
	Income	$471.00	$721.60

Example 2

Age		Contract without the MGIB Rider	Contract with the MGIB Rider
55	Initial Value	$100,000	$100,000
	Accumulation Rate	3.0%	3.0%
	Rider Charge	0.0%	0.60%
65	Contract Value	$134,392	$125,479
	Contract Annuity Factor	4.71	4.71
	Monthly Income	**$632.98**	**$591.01**
	MGIB Rollup	n/a	$162,889
	MGIB Ratchet	n/a	$125,479
	MGIB Annuity Factor	n/a	4.43
	MGIB Income	**n/a**	**$721.60**
	Income	$632.98	$721.60

Example 3

Age		Contract without the MGIB Rider	Contract with the MGIB Rider
55	Initial Value	$100,000	$100,000
	Accumulation Rate	8.0%	8.0%
	Rider Charge	0.0%	0.60%
65	Contract Value	$215,892	$203,808
	Contract Annuity Factor	4.71	4.71
	Monthly Income	**$1,016.85**	**$959.93**
	MGIB Rollup	n/a	$162,889
	MGIB Ratchet	n/a	$203,808
	MGIB Annuity Factor	n/a	4.43
	MGIB Income	**n/a**	**$902.87**
	Income	$1,016.85	$959.93

The Accumulation Rates shown are hypothetical and intended to illustrate various market conditions. These rates are assumed to be net of all fees and charges. Fees and charges are not assessed against the MGIB Rollup Rate.

ING LifePay and ING Joint LifePay Partial Withdrawal Amount Examples

The following are examples of adjustments to the Maximum Annual Withdrawal amount for withdrawals in excess of the Maximum Annual Withdrawal:

Illustration 1: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal, including surrender and/or MVA charges.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the Contract year is $3,000 net, with $500 of surrender and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the Contract year is $1,500 net, with $300 of surrender and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the Contract year is $1,500 net, with $200 of surrender and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, then there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the Contract year are $7,000 ($3,000 + $500 + $1,500 + $300 + $1,500 + $200). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal ($7,000 - $5,000 = $2,000), and the amount of the current gross withdrawal ($1,500 + $200 = $1,700).

If the Account Value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 3.40% ($1,700 / $50,000) to $4,830 ((1 - 3.40%) * $5,000)

Illustration 2: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the Contract year is $3,000 net, with $0 of surrender and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the Contract year is $1,500 net, with $0 of surrender and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the Contract year is $1,500 net, with $0 of surrender and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the Contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the Account Value after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, is $49,500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 - 2.02%) * $5,000)

Illustration 3: A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. On January 31, the Required Minimum Distribution for the current calendar year applicable to this Contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

The first withdrawal taken during the Contract year is $3,000 net, with $0 of surrender and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the Contract year is $1,500 net, with $0 of surrender and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the Contract year is $1,500 net, with $0 of surrender and/or MVA charges. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the Maximum Annual Withdrawal is not adjusted until the Additional Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000), is the same as the Additional Withdrawal Amount, so no adjustment to the Maximum Annual Withdrawal is made. If total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, then an adjustment would be made to the Maximum Annual Withdrawal.

Illustration 4: The Reset Option is utilized.

Assume the Maximum Annual Withdrawal is $5,000.

One year after the first withdrawal is taken, the Contract value has increased to $120,000, and the Reset Option is utilized. The Maximum Annual Withdrawal is now $6,000 ($120,000 * 5%).

One year after the Reset Option was first utilized, the Contract value has increased further to $130,000. The Reset Option is utilized again, and the Maximum Annual Withdrawal is now $6,500 ($130,000 * 5%).

Examples of Fixed Allocation Fund Automatic Rebalancing

The following examples are designed to assist you in understanding how Fixed Allocation Fund Automatic Rebalancing works. The examples assume that there are no investment earnings or losses.

I. Subsequent Payments

A. Assume that on Day 1, an owner deposits an initial payment of $100,000, which is allocated 100% to Accepted Funds. No Fixed Allocation Fund Automatic Rebalancing would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, the owner deposits an additional payment of $500,000, bringing the total contract value to $600,000, and allocates this deposit 100% to Other Funds. Because the percentage allocated to the Fixed Allocations Fund (0%) is less than 20% of the total amount allocated to the Fixed Allocation Fund and the Other Funds, we will automatically reallocate $100,000 from the amount allocated to the Other Funds (20% of the $500,000 allocated to the Other Funds) to the Fixed Allocation Fund. Your ending allocations will be $100,000 to Accepted Funds, $100,000 to the Fixed Allocation Fund, and $400,000 to Other Funds.

II. Partial Withdrawals

A. Assume that on Day 1, an owner deposits an initial payment of $100,000, which is allocated 75% to Accepted Funds ($70,000), 20% to the Fixed Allocation Fund ($20,000), and 5% to Other Funds ($5,000). No Fixed Allocation Fund Automatic Rebalancing would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, the owner requests a partial withdrawal of $19,000 from the Fixed Allocation Fund. Because the remaining amount allocated to the Fixed Allocation Fund ($1,000) is less than 20% of the total amount allocated to the Fixed Allocation Fund and the Other Funds, we will automatically reallocate $200 from the Other Funds to the Fixed Allocation Fund, so that the amount allocated to the Fixed Allocation Fund ($1,200) is 20% of the total amount allocated to the Fixed Allocation Fund and Other Funds ($6,000).



ING USA Annuity and Life Insurance Company

ING USA Annuity and Life Insurance Company is a stock company domiciled in Iowa.

Statement of Additional Information

RETIREMENT SOLUTIONS — ING ROLLOVER CHOICE^{SM}

DEFERRED COMBINATION VARIABLE
AND FIXED ANNUITY CONTRACT

ISSUED BY
SEPARATE ACCOUNT B

OF
ING USA ANNUITY AND LIFE INSURANCE COMPANY

This Statement of Additional Information is not a prospectus. The information contained herein should be read in conjunction with the Prospectus for the ING USA Annuity and Life Insurance Company Deferred Variable Annuity Contract, which is referred to herein. The Prospectus sets forth information that a prospective investor ought to know before investing. For a copy of the Prospectus, send a written request to ING USA Annuity and Life Insurance Company, Customer Service Center, P.O. Box 9271, Des Moines, IA 50306-9271 or telephone 1-800-366-0066.

DATE OF PROSPECTUS
AND
STATEMENT OF ADDITIONAL INFORMATION:

April 30, 2007

Table of Contents

Introduction

This Statement of Additional Information provides background information regarding Separate Account B.

Description of ING USA Annuity and Life Insurance Company

ING USA Annuity and Life Insurance Company ("ING USA") is an Iowa stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. ING USA is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion Connecticut"), which in turn is a wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. ING USA is authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. ING USA's consolidated financial statements appear in the Statement of Additional Information.

As of December 31, 2006, ING USA had approximately $2,989.1 million in stockholder's equity and approximately $69,677.6 billion in total assets, including approximately $37,928.3 billion of separate account assets. ING USA is authorized to do business in all jurisdictions except New York. ING USA offers variable insurance products. ReliaStar Life Insurance Company of New York ("RLNY"), an affiliate of ING USA, is licensed to do variable annuity business in the state of New York.

Separate Account B

Separate Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contracts. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions or under all contracts.

Safekeeping of Assets

ING USA acts as its own custodian for Separate Account B.

Independent Registered Public Accounting Firm

Ernst & Young LLP, 55 Ivan Allen Jr. Boulevard, Suite 1000, Atlanta, GA 30308 is the independent registered public accounting firm for the separate account and for the Company. The services provided to the separate account include primarily the audit of the separate account's financial statements.

Distribution of Contracts

The offering of contracts under the prospectus associated with this Statement of Additional Information is continuous. Directed Services LLC, an affiliate of ING USA, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products (the "variable insurance products") issued by ING USA. The contracts are distributed through registered representatives of other broker-dealers who have entered into selling agreements with Directed Services LLC. For the years ended 2006, 2005 and 2004 commissions paid by ING USA, including amounts paid by its affiliated Company, RLNY, to Directed Services LLC aggregated $429,206,095, $378,135,000 and $374,955,000, respectively. All commissions received by the distributor were passed through to the broker-dealers who sold the contracts. Directed Services LLC is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380-1478.

Under a management services agreement, last amended in 1995, ING USA provides to Directed Services LLC certain of its personnel to perform management, administrative and clerical services and the use of certain facilities. ING USA charges Directed Services LLC for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable, and the remainder allocated based on the estimated amount of time spent by ING USA's employees on behalf of Directed Services LLC. In the opinion of management, this method of cost allocation is reasonable. This fee, calculated as a percentage of average assets in the variable separate accounts, was $70,763,649, $42,969,000 and $36,570,000 for the years ended 2006, 2005 and 2004, respectively.

Published Ratings
From time to time, the rating of ING USA as an insurance company by A.M. Best may be referred to in advertisements or in reports to contract owners. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best's ratings range from A+ + to F. An A++ and A+ ratings mean, in the opinion of A.M. Best, that the insurer has demonstrated the strongest ability to meet its respective policyholder and other contractual obligations.

Accumulation Unit Value
The calculation of the Accumulation Unit Value ("AUV") is discussed in the prospectus for the Contracts under Condensed Financial Information. Note that in your Contract, accumulation unit value is referred to as the Index of Investment Experience. The following illustrations show a calculation of a new AUV and the purchase of Units (using hypothetical examples). Note that the examples below are calculated for a Contract issued with the death benefit option with the highest mortality and expense risk charge. The mortality and expense risk charge associated with other death benefit options are lower than that used in the examples and would result in higher AUV's or contract values.

Illustration of Calculation of AUV
   Example 1.

1. AUV, beginning of period	$10.00
2. Value of securities, beginning of period	$10.00
3. Change in value of securities	$0.10
4. Gross investment return (3) divided by (2)	0.01
5. Less daily mortality and expense charge	0.00004280
6. Less asset based administrative charge	0.00000411
7. Net investment return (4) minus (5) minus (6)	0.009953092
8. Net investment factor (1.000000) plus (7)	1.009953092
9. AUV, end of period (1) multiplied by (8)	$10.09953092

Illustration of Purchase of Units (Assuming no state premium tax)
      Example 2.

1.	Initial premium payment	$ 1,000
2.	AUV on effective date of purchase (see Example 1)	$ 10.00
3.	Number of units purchased (1) divided by (2)	100
4.	AUV for valuation date following purchase (see Example 1)	$10.09953092
5.	Contract Value in account for valuation date following purchase (3) multiplied by (4)	$1,009.95

IRA Partial Withdrawal Option

If the contract owner has an IRA contract and will attain age 70½ in the current calendar year, distributions will be made in accordance with the requirements of Federal tax law. This option is available to assure that the required minimum distributions from qualified plans under the Internal Revenue Code (the "Code") are made. Under the Code, distributions must begin no later than April 1st of the calendar year following the calendar year in which the contract owner attains age 70½. If the required minimum distribution is not withdrawn, there may be a penalty tax in an amount equal to 50% of the difference between the amount required to be withdrawn and the amount actually withdrawn. Even if the IRA Partial Withdrawal Option is not elected, distributions must nonetheless be made in accordance with the requirements of Federal tax law.

ING USA notifies the contract owner of these regulations with a letter mailed in the calendar year in which the contract owner reaches age 70½ which explains the IRA Partial Withdrawal Option and supplies an election form. If electing this option, the owner specifies whether the withdrawal amount will be based on a life expectancy calculated on a single life basis (contract owner's life only) or, if the contract owner is married, on a joint life basis (contract owner's and spouse's lives combined). The contract owner selects the payment mode on a monthly, quarterly or annual basis. If the payment mode selected on the election form is more frequent than annually, the payments in the first calendar year in which the option is in effect will be based on the amount of payment modes remaining when ING USA receives the completed election form. ING USA calculates the IRA Partial Withdrawal amount each year based on the minimum distribution rules. We do this by dividing the contract value by the life expectancy. In the first year withdrawals begin; we use the contract value as of the date of the first payment. Thereafter, we use the contract value on December 31st of each year. The life expectancy is recalculated each year. Certain minimum distribution rules govern payouts if the designated beneficiary is other than the contract owner's spouse and the beneficiary is more than ten years younger than the contract owner.

Other Information

Registration statements have been filed with the SEC under the Securities Act of 1933, as amended, with respect to the contracts discussed in this Statement of Additional Information. Not all of the information set forth in the registration statements, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

Financial Statements of Separate Account B

The audited financial statements of Separate Account B are listed below and are included in this Statement of Additional Information:

Report of Independent Registered Public Accounting Firm
Audited Financial Statements of Separate Account B of ING USA Annuity and Life Insurance Company
    Statements of Assets and Liabilities as of December 31, 2006
    Statements of Operations for the year ended December 31, 2006
    Statements of Changes in Net Assets for the years ended December 31, 2006 and 2005
Notes to Financial Statements

Financial Statements of ING USA Annuity and Life Insurance Company

The audited financial statements of ING USA Annuity and Life Insurance Company are listed below and are included in this Statement of Additional Information:

Report of Independent Registered Public Accounting Firm
Audited Financial Statements of ING USA Annuity and Life Insurance Company
    Statements of Operations for the years ended December 31, 2006, 2005 and 2004

    Balance Sheets as of December 31, 2006 and 2005
    Statements of Changes in Shareholder's Equity for the years ended December 31, 2006, 2005 and 2004
    Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004
Notes to Financial Statements

FINANCIAL STATEMENTS
ING USA Annuity and Life Insurance Company
Separate Account B
Year ended December 31, 2006
with Report of Independent Registered Public Accounting Firm

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ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Financial Statements
Year ended December 31, 2006

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING USA Annuity and Life Insurance Company

We have audited the accompanying statements of assets and liabilities of the Divisions constituting ING USA Annuity and Life Insurance Company Separate Account B (the "Account") as of December 31, 2006, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Variable Insurance Funds:
  AIM V.I. Leisure Fund - Series I Shares
Columbia Funds Variable Insurance Trust:
  Columbia Asset Allocation Fund, Variable Series - Class A
  Columbia Federal Securities Fund, Variable Series - Class A
  Columbia Large Cap Growth Fund, Variable Series - Class A
  Columbia Small Company Growth Fund, Variable
    Series - Class A
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Service Class 2
  Fidelity® VIP Growth Portfolio - Service Class 2
  Fidelity® VIP Overseas Portfolio - Service Class 2
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Service Class 2
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
  Mutual Shares Securities Fund - Class 2
ING GET Fund:
  ING GET Fund - Series N
  ING GET Fund - Series P
  ING GET Fund - Series Q
  ING GET Fund - Series R
  ING GET Fund - Series S
  ING GET Fund - Series T
  ING GET Fund - Series U
  ING GET Fund - Series V
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth
    Portfolio - Service Class
  ING AllianceBernstein Mid Cap Growth
    Portfolio - Service 2 Class
  ING American Funds Growth Portfolio
  ING American Funds Growth-Income Portfolio
  ING American Funds International Portfolio
  ING BlackRock Large Cap Growth Portfolio - Service Class
  ING BlackRock Large Cap Value Portfolio - Service Class
  ING BlackRock Large Cap Value Portfolio - Service 2 Class
  ING Capital Guardian Small/Mid Cap
    Portfolio - Service Class
  ING Capital Guardian Small/Mid Cap
    Portfolio - Service 2 Class
  ING Capital Guardian U.S. Equities Portfolio - Service Class
  ING Capital Guardian U.S. Equities
    Portfolio - Service 2 Class

ING Investors Trust (continued):
  ING Eagle Asset Capital Appreciation Portfolio - Service Class
  ING Eagle Asset Capital Appreciation Portfolio - Service 2 Class
  ING EquitiesPlus Portfolio - Service Class
  ING EquitiesPlus Portfolio - Service 2 Class
  ING Evergreen Health Sciences Portfolio - Service Class
  ING Evergreen Omega Portfolio - Service Class
  ING Evergreen Omega Portfolio - Service 2 Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class
  ING FMR^{SM} Large Cap Growth Portfolio - Service Class
  ING FMR^{SM} Large Cap Growth Portfolio - Service 2 Class
  ING FMR^{SM} Mid Cap Growth Portfolio - Service Class
  ING FMR^{SM} Mid Cap Growth Portfolio - Service 2 Class
  ING Franklin Income Portfolio - Service Class
  ING Franklin Income Portfolio - Service 2 Class
  ING Global Real Estate Portfolio - Service Class
  ING Global Real Estate Portfolio - Service 2 Class
  ING Global Resources Portfolio - Service Class
  ING Global Resources Portfolio - Service 2 Class
  ING Global Technology Portfolio - Service Class
  ING Global Technology Portfolio - Service 2 Class
  ING International Portfolio - Service Class
  ING International Portfolio - Service 2 Class
  ING Janus Contrarian Portfolio - Service Class
  ING Janus Contrarian Portfolio - Service 2 Class
  ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class
  ING JPMorgan Value Opportunities Portfolio - Service Class
  ING JPMorgan Value Opportunities Portfolio - Service 2 Class
  ING Julius Baer Foreign Portfolio - Service Class
  ING Julius Baer Foreign Portfolio - Service 2 Class
  ING Legg Mason Partners All Cap Portfolio - Service Class
  ING Legg Mason Partners All Cap Portfolio - Service 2 Class
  ING Legg Mason Value Portfolio - Service Class
  ING Legg Mason Value Portfolio - Service 2 Class
  ING LifeStyle Aggressive Growth Portfolio - Service Class
  ING LifeStyle Aggressive Growth Portfolio - Service 2 Class
  ING LifeStyle Growth Portfolio - Service Class
  ING LifeStyle Growth Portfolio - Service 2 Class
  ING LifeStyle Moderate Growth Portfolio - Service Class
  ING LifeStyle Moderate Growth Portfolio - Service 2 Class

ING Investors Trust (continued):

   ING LifeStyle Moderate Portfolio - Service Class

   ING LifeStyle Moderate Portfolio - Service 2 Class

   ING Limited Maturity Bond Portfolio - Service Class

   ING Liquid Assets Portfolio - Service Class

   ING Liquid Assets Portfolio - Service 2 Class

   ING Lord Abbett Affiliated Portfolio - Service Class

   ING Lord Abbett Affiliated Portfolio - Service 2 Class

   ING MarketPro Portfolio - Service Class

   ING MarketPro Portfolio - Service 2 Class

   ING MarketStyle Growth Portfolio - Service Class

   ING MarketStyle Moderate Growth Portfolio - Service Class

   ING MarketStyle Moderate Portfolio - Service Class

   ING Marsico Growth Portfolio - Service Class

   ING Marsico Growth Portfolio - Service 2 Class

   ING Marsico International Opportunities
      Portfolio - Service Class

   ING MFS Total Return Portfolio - Service Class

   ING MFS Total Return Portfolio - Service 2 Class

   ING MFS Utilities Portfolio - Service Class

   ING Oppenheimer Main Street Portfolio® - Service Class

   ING Oppenheimer Main Street Portfolio® - Service 2 Class

   ING PIMCO Core Bond Portfolio - Service Class

   ING PIMCO Core Bond Portfolio - Service 2 Class

   ING PIMCO High Yield Portfolio - Service Class

   ING Pioneer Fund Portfolio - Service Class

   ING Pioneer Mid Cap Value Portfolio - Service Class

   ING T. Rowe Price Capital Appreciation
      Portfolio - Service Class

   ING T. Rowe Price Capital Appreciation
      Portfolio - Service 2 Class

   ING T. Rowe Price Equity Income Portfolio - Service Class

   ING T. Rowe Price Equity Income Portfolio - Service 2 Class

   ING Templeton Global Growth Portfolio - Service Class

   ING Templeton Global Growth Portfolio - Service 2 Class

   ING UBS U.S. Allocation Portfolio - Service Class

   ING UBS U.S. Allocation Portfolio - Service 2 Class

   ING Van Kampen Equity Growth Portfolio - Service Class

   ING Van Kampen Equity Growth Portfolio - Service 2 Class

   ING Van Kampen Global Franchise Portfolio - Service Class

   ING Van Kampen Global Franchise
      Portfolio - Service 2 Class

   ING Van Kampen Growth and Income
      Portfolio - Service Class

   ING Van Kampen Growth and Income
      Portfolio - Service 2 Class

   ING Van Kampen Real Estate Portfolio - Service Class

   ING Van Kampen Real Estate Portfolio - Service 2 Class

   ING VP Index Plus International Equity
      Portfolio - Service Class

   ING VP Index Plus International Equity
      Portfolio - Service 2 Class

   ING Wells Fargo Mid Cap Disciplined
      Portfolio - Service Class

   ING Wells Fargo Mid Cap Disciplined
      Portfolio - Service 2 Class

   ING Wells Fargo Small Cap Disciplined
      Portfolio - Service Class

   ING Wells Fargo Small Cap Disciplined
      Portfolio - Service 2 Class

ING Mutual Funds:

   ING Diversified International Fund - Class R

ING Partners, Inc.:

   ING American Century Large Company Value
      Portfolio - Service Class

   ING American Century Select Portfolio - Initial Class

   ING American Century Select Portfolio - Service Class

   ING American Century Small-Mid Cap Value
      Portfolio - Service Class

   ING Baron Small Cap Growth Portfolio - Service Class

   ING Columbia Small Cap Value II Portfolio - Service Class

   ING Davis Venture Value Portfolio - Service Class

   ING Fundamental Research Portfolio - Initial Class

   ING Fundamental Research Portfolio - Service Class

   ING Goldman Sachs® Capital Growth Portfolio - Service Class

   ING JPMorgan International Portfolio - Service Class

   ING JPMorgan Mid Cap Value Portfolio - Service Class

   ING Legg Mason Partners Aggressive Growth
      Portfolio - Service Class

   ING Neuberger Berman Partners Portfolio - Service Class

   ING Neuberger Berman Regency Portfolio - Service Class

   ING OpCap Balanced Value Portfolio - Service Class

   ING Oppenheimer Global Portfolio - Initial Class

   ING Oppenheimer Global Portfolio - Service Class

   ING Oppenheimer Strategic Income Portfolio - Service Class

   ING PIMCO Total Return Portfolio - Service Class

   ING Solution 2015 Portfolio - Service Class

   ING Solution 2025 Portfolio - Service Class

   ING Solution 2035 Portfolio - Service Class

   ING Solution 2045 Portfolio - Service Class

   ING Solution Income Portfolio - Service Class

   ING T. Rowe Price Diversified Mid Cap Growth
      Portfolio - Service Class

   ING T. Rowe Price Growth Equity Portfolio - Service Class

   ING Templeton Foreign Equity Portfolio - Service Class

   ING Thornburg Value Portfolio - Initial Class

   ING Thornburg Value Portfolio - Service Class

   ING UBS U.S. Large Cap Equity Portfolio - Service Class

   ING UBS U.S. Small Cap Growth Portfolio - Service Class

   ING Van Kampen Comstock Portfolio - Service Class

   ING Van Kampen Equity and Income Portfolio - Initial Class

   ING Van Kampen Equity and Income Portfolio - Service Class

ING Strategic Allocation Portfolios, Inc.:

   ING VP Strategic Allocation Conservative Portfolio - Class S

   ING VP Strategic Allocation Growth Portfolio - Class S

   ING VP Strategic Allocation Moderate Portfolio - Class S

ING Variable Funds:

   ING VP Growth and Income Portfolio - Class S

ING Variable Insurance Trust:

   ING GET U.S. Core Portfolio - Series 1

   ING GET U.S. Core Portfolio - Series 2

   ING GET U.S. Core Portfolio - Series 3

   ING GET U.S. Core Portfolio - Series 4

   ING GET U.S. Core Portfolio - Series 5

   ING GET U.S. Core Portfolio - Series 6

   ING GET U.S. Core Portfolio - Series 7

   ING GET U.S. Core Portfolio - Series 8

   ING GET U.S. Core Portfolio - Series 9

   ING GET U.S. Core Portfolio - Series 10

   ING GET U.S. Core Portfolio - Series 11

ING Variable Insurance Trust (continued):
  ING GET U.S. Core Portfolio - Series 12
  ING GET U.S. Core Portfolio - Series 13
  ING VP Global Equity Dividend Portfolio
ING Variable Portfolios, Inc.:
  ING VP Global Science and Technology Portfolio - Class S
  ING VP Growth Portfolio - Class S
  ING VP Index Plus LargeCap Portfolio - Class S
  ING VP Index Plus MidCap Portfolio - Class S
  ING VP Index Plus SmallCap Portfolio - Class S
  ING VP International Equity Portfolio - Class S
  ING VP Small Company Portfolio - Class S
  ING VP Value Opportunity Portfolio - Class S
ING Variable Products Trust:
  ING VP Convertible Portfolio - Class S
  ING VP Financial Services Portfolio - Class S
  ING VP International Value Portfolio - Class S
  ING VP LargeCap Growth Portfolio - Class S
  ING VP MidCap Opportunities Portfolio - Class S
  ING VP Real Estate Portfolio - Class S
  ING VP SmallCap Opportunities Portfolio - Class S
ING VP Balanced Portfolio, Inc.:
  ING VP Balanced Portfolio - Class S
ING VP Intermediate Bond Portfolio:
  ING VP Intermediate Bond Portfolio - Class S
Legg Mason Partners Variable Portfolios II:
  Legg Mason Partners Variable Appreciation Portfolio
Legg Mason Partners Variable Portfolios III:
  Legg Mason Partners Variable High Income Portfolio
  Legg Mason Partners Variable International All Cap Growth
    Portfolio
  Legg Mason Partners Variable Large Cap Value Portfolio
  Legg Mason Partners Variable Money Market Portfolio

Liberty Variable Investment Trust:
  Colonial Small Cap Value Fund, Variable Series - Class B
Oppenheimer Variable Account Funds:
  Oppenheimer Main Street Small Cap Fund®/VA - Service Class
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative Class
  PIMCO StocksPLUS® Growth and Income
    Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
  Pioneer Equity Income VCT Portfolio - Class II
  Pioneer Small Cap Value VCT Portfolio - Class II
  Pioneer Small Company VCT Portfolio - Class II
ProFunds:
  ProFund VP Bull
  ProFund VP Europe 30
  ProFund VP Rising Rates Opportunity
  ProFund VP Small-Cap
Putnam Variable Trust:
  Putnam VT International Growth and Income
    Fund - Class IB Shares
Wells Fargo Funds Trust:
  Wells Fargo Advantage Asset Allocation Fund
  Wells Fargo Advantage C&B Large Cap Value Fund
  Wells Fargo Advantage Equity Income Fund
  Wells Fargo Advantage Large Company Growth Fund
  Wells Fargo Advantage Money Market Fund
  Wells Fargo Advantage Small Cap Growth Fund
  Wells Fargo Advantage Total Return Bond Fund

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting ING USA Annuity and Life Insurance Company Separate Account B at December 31, 2006, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 23, 2007

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	AIM V.I. Leisure Fund - Series I Shares		Columbia Asset Allocation Fund, Variable Series - Class A		Columbia Federal Securities Fund, Variable Series - Class A		Columbia Large Cap Growth Fund, Variable Series - Class A		Columbia Small Company Growth Fund, Variable Series - Class A	
Assets										
Investments in mutual funds at fair value	$	52,429	$	540	$	81	$	547	$	82
Total assets		52,429		540		81		547		82
Liabilities										
Payable to related parties		12		-		-		-		-
Total liabilities		12		-		-		-		-
Net assets	$	52,417	$	540	$	81	$	547	$	82
Net assets										
Accumulation units	$	52,417	$	540	$	81	$	547	$	82
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	52,417	$	540	$	81	$	547	$	82
Total number of mutual fund shares		3,793,734		34,117		7,759		20,132		6,455
Cost of mutual fund shares	$	43,739	$	404	$	85	$	481	$	56

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Service Class 2	Fidelity® VIP Contrafund® Portfolio - Service Class 2	Franklin Small Cap Value Securities Fund - Class 2	Mutual Shares Securities Fund - Class 2	ING GET Fund - Series Q
Assets					
Investments in mutual funds					
at fair value	$ 376,102	$ 561,360	$ 5,564	$ 77,160	$ 63,588
Total assets	376,102	561,360	5,564	77,160	63,588
Liabilities					
Payable to related parties	79	109	1	14	21
Total liabilities	79	109	1	14	21
Net assets	$ 376,023	$ 561,251	$ 5,563	$ 77,146	$ 63,567
Net assets					
Accumulation units	$ 376,023	$ 561,251	$ 5,563	$ 77,146	$ 63,567
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 376,023	$ 561,251	$ 5,563	$ 77,146	$ 63,567
Total number of mutual fund shares	14,538,146	18,044,367	296,132	3,769,403	6,209,731
Cost of mutual fund shares	$ 339,743	$ 543,929	$ 5,080	$ 72,061	$ 62,264

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING GET Fund - Series R		ING GET Fund - Series S		ING GET Fund - Series T		ING GET Fund - Series U		ING GET Fund - Series V	
Assets										
Investments in mutual funds										
at fair value	$	69,924	$	77,227	$	81,524	$	85,091	$	118,845
Total assets		69,924		77,227		81,524		85,091		118,845
Liabilities										
Payable to related parties		23		19		15		30		43
Total liabilities		23		19		15		30		43
Net assets	$	69,901	$	77,208	$	81,509	$	85,061	$	118,802
Net assets										
Accumulation units	$	69,901	$	77,208	$	81,509	$	85,061	$	118,802
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	69,901	$	77,208	$	81,509	$	85,061	$	118,802
Total number of mutual fund shares		6,828,536		7,447,148		8,055,759		8,466,797		11,801,927
Cost of mutual fund shares	$	68,399	$	74,578	$	80,567	$	84,192	$	117,837

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING AllianceBernstein Mid Cap Growth Portfolio - Service 2 Class	ING American Funds Growth Portfolio	ING American Funds Growth-Income Portfolio	ING American Funds International Portfolio
Assets					
Investments in mutual funds at fair value	$ 423,574	$ 18,811	$ 1,979,436	$ 1,374,398	$ 1,078,529
Total assets	423,574	18,811	1,979,436	1,374,398	1,078,529
Liabilities					
Payable to related parties	116	4	417	280	220
Total liabilities	116	4	417	280	220
Net assets	$ 423,458	$ 18,807	$ 1,979,019	$ 1,374,118	$ 1,078,309
Net assets					
Accumulation units	$ 423,458	$ 18,807	$ 1,979,019	$ 1,374,118	$ 1,078,309
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 423,458	$ 18,807	$ 1,979,019	$ 1,374,118	$ 1,078,309
Total number of mutual fund shares	25,004,351	1,118,344	30,789,177	31,307,478	47,807,123
Cost of mutual fund shares	$ 359,191	$ 18,478	$ 1,564,733	$ 1,126,574	$ 809,048

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING BlackRock Large Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Value Portfolio - Service Class	ING BlackRock Large Cap Value Portfolio - Service 2 Class	ING Capital Guardian Small/Mid Cap Portfolio - Service Class	ING Capital Guardian Small/Mid Cap Portfolio - Service 2 Class
Assets					
Investments in mutual funds					
at fair value	$ 145,558	$ 70,554	$ 4,560	$ 417,719	$ 9,397
Total assets	145,558	70,554	4,560	417,719	9,397
Liabilities					
Payable to related parties	35	15	1	116	2
Total liabilities	35	15	1	116	2
Net assets	$ 145,523	$ 70,539	$ 4,559	$ 417,603	$ 9,395
Net assets					
Accumulation units	$ 145,523	$ 70,539	$ 4,559	$ 417,595	$ 9,395
Contracts in payout (annuitization)	-	-	-	8	-
Total net assets	$ 145,523	$ 70,539	$ 4,559	$ 417,603	$ 9,395
Total number of mutual fund shares	12,602,464	5,079,500	329,946	31,935,697	721,747
Cost of mutual fund shares	$ 137,422	$ 62,042	$ 3,957	$ 294,072	$ 7,875

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Capital Guardian U.S. Equities Portfolio - Service Class	ING Capital Guardian U.S. Equities Portfolio - Service 2 Class	ING EquitiesPlus Portfolio - Service Class	ING EquitiesPlus Portfolio - Service 2 Class	ING Evergreen Health Sciences Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 561,446	$ 11,101	$ 126,464	$ 33	$ 192,270
Total assets	561,446	11,101	126,464	33	192,270
Liabilities					
Payable to related parties	132	2	37	-	44
Total liabilities	132	2	37	-	44
Net assets	$ 561,314	$ 11,099	$ 126,427	$ 33	$ 192,226
Net assets					
Accumulation units	$ 561,314	$ 11,099	$ 126,427	$ 33	$ 192,226
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 561,314	$ 11,099	$ 126,427	$ 33	$ 192,226
Total number of mutual fund shares	45,059,843	893,057	11,655,669	3,036	15,798,703
Cost of mutual fund shares	$ 431,224	$ 9,300	$ 116,596	$ 30	$ 168,408

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Evergreen Omega Portfolio - Service Class	ING Evergreen Omega Portfolio - Service 2 Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class	ING FMR^{SM} Large Cap Growth Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 10,534	$ 1,331	$ 627,233	$ 36,098	$ 185,069
Total assets	10,534	1,331	627,233	36,098	185,069
Liabilities					
Payable to related parties	2	-	154	8	44
Total liabilities	2	-	154	8	44
Net assets	$ 10,532	$ 1,331	$ 627,079	$ 36,090	$ 185,025
Net assets					
Accumulation units	$ 10,532	$ 1,331	$ 627,050	$ 36,090	$ 185,025
Contracts in payout (annuitization)	-	-	29	-	-
Total net assets	$ 10,532	$ 1,331	$ 627,079	$ 36,090	$ 185,025
Total number of mutual fund shares	910,428	115,520	46,878,413	2,710,062	17,057,058
Cost of mutual fund shares	$ 10,088	$ 1,219	$ 564,916	$ 33,756	$ 184,743

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING FMR^{SM} Mid Cap Growth Portfolio - Service Class	ING FMR^{SM} Mid Cap Growth Portfolio - Service 2 Class	ING Franklin Income Portfolio - Service Class	ING Franklin Income Portfolio - Service 2 Class	ING Global Real Estate Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 473,682	$ 19,722	$ 156,720	$ 2,917	$ 76,128
Total assets	473,682	19,722	156,720	2,917	76,128
Liabilities					
Payable to related parties	151	4	27	1	15
Total liabilities	151	4	27	1	15
Net assets	$ 473,531	$ 19,718	$ 156,693	$ 2,916	$ 76,113
Net assets					
Accumulation units	$ 473,500	$ 19,718	$ 156,693	$ 2,916	$ 76,113
Contracts in payout (annuitization)	31	-	-	-	-
Total net assets	$ 473,531	$ 19,718	$ 156,693	$ 2,916	$ 76,113
Total number of mutual fund shares	37,803,818	1,582,809	14,208,546	264,707	5,676,937
Cost of mutual fund shares	$ 322,252	$ 16,951	$ 147,870	$ 2,726	$ 68,911

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Global Real Estate Portfolio - Service 2 Class	ING Global Resources Portfolio - Service Class	ING Global Resources Portfolio - Service 2 Class	ING Global Technology Portfolio - Service Class	ING Global Technology Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 1,807	$ 529,927	$ 31,788	$ 80,376	$ 6,831
Total assets	1,807	529,927	31,788	80,376	6,831
Liabilities					
Payable to related parties	-	118	7	19	2
Total liabilities	-	118	7	19	2
Net assets	$ 1,807	$ 529,809	$ 31,781	$ 80,357	$ 6,829
Net assets					
Accumulation units	$ 1,807	$ 529,777	$ 31,781	$ 80,357	$ 6,829
Contracts in payout (annuitization)	-	32	-	-	-
Total net assets	$ 1,807	$ 529,809	$ 31,781	$ 80,357	$ 6,829
Total number of mutual fund shares	134,348	24,375,688	1,469,645	11,352,559	970,262
Cost of mutual fund shares	$ 1,637	$ 457,850	$ 26,268	$ 78,619	$ 6,720

The accompanying notes are an integral part of these financial statements.

13

Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING International Portfolio - Service Class	ING International Portfolio - Service 2 Class	ING Janus Contrarian Portfolio - Service Class	ING Janus Contrarian Portfolio - Service 2 Class	ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 155,985	$ 10,451	$ 149,700	$ 7,235	$ 35,284
Total assets	155,985	10,451	149,700	7,235	35,284
Liabilities					
Payable to related parties	41	2	34	1	7
Total liabilities	41	2	34	1	7
Net assets	$ 155,944	$ 10,449	$ 149,666	$ 7,234	$ 35,277
Net assets					
Accumulation units	$ 155,944	$ 10,449	$ 149,666	$ 7,234	$ 35,277
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 155,944	$ 10,449	$ 149,666	$ 7,234	$ 35,277
Total number of mutual fund shares	14,523,762	976,716	10,046,970	488,554	1,814,090
Cost of mutual fund shares	$ 131,321	$ 8,915	$ 120,258	$ 5,831	$ 23,266

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	ING JPMorgan Value Opportunities Portfolio - Service Class	ING JPMorgan Value Opportunities Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 502,880	$ 239,532	$ 54,113	$ 69,959	$ 1,710
Total assets	502,880	239,532	54,113	69,959	1,710
Liabilities					
Payable to related parties	113	49	11	13	-
Total liabilities	113	49	11	13	-
Net assets	$ 502,767	$ 239,483	$ 54,102	$ 69,946	$ 1,710
Net assets					
Accumulation units	$ 502,740	$ 239,483	$ 54,102	$ 69,946	$ 1,710
Contracts in payout (annuitization)	27	-	-	-	-
Total net assets	$ 502,767	$ 239,483	$ 54,102	$ 69,946	$ 1,710
Total number of mutual fund shares	25,683,352	16,832,880	3,829,671	5,512,951	135,406
Cost of mutual fund shares	$ 347,427	$ 210,116	$ 44,990	$ 61,287	$ 1,496

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Julius Baer Foreign Portfolio - Service Class		ING Julius Baer Foreign Portfolio - Service 2 Class		ING Legg Mason Partners All Cap Portfolio - Service Class		ING Legg Mason Partners All Cap Portfolio - Service 2 Class		ING Legg Mason Value Portfolio - Service Class	
Assets										
Investments in mutual funds										
at fair value	$	630,748	$	64,482	$	370,166	$	26,461	$	419,814
Total assets		630,748		64,482		370,166		26,461		419,814
Liabilities										
Payable to related parties		130		13		93		5		94
Total liabilities		130		13		93		5		94
Net assets	$	630,618	$	64,469	$	370,073	$	26,456	$	419,720
Net assets										
Accumulation units	$	630,618	$	64,469	$	370,073	$	26,456	$	419,720
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	630,618	$	64,469	$	370,073	$	26,456	$	419,720
Total number of mutual fund shares		37,388,727		3,831,361		23,943,468		1,722,720		37,283,687
Cost of mutual fund shares	$	478,942	$	47,819	$	256,259	$	21,137	$	330,969

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Legg Mason Value Portfolio - Service 2 Class	ING LifeStyle Aggressive Growth Portfolio - Service Class	ING LifeStyle Aggressive Growth Portfolio - Service 2 Class	ING LifeStyle Growth Portfolio - Service Class	ING LifeStyle Growth Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 29,995	$ 1,135,862	$ 2,530	$ 2,719,588	$ 8,292
Total assets	29,995	1,135,862	2,530	2,719,588	8,292
Liabilities					
Payable to related parties	6	298	1	266	1
Total liabilities	6	298	1	266	1
Net assets	$ 29,989	$ 1,135,564	$ 2,529	$ 2,719,322	$ 8,291
Net assets					
Accumulation units	$ 29,989	$ 1,135,564	$ 2,529	$ 2,719,322	$ 8,291
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 29,989	$ 1,135,564	$ 2,529	$ 2,719,322	$ 8,291
Total number of mutual fund shares	2,675,735	80,672,003	179,840	202,199,870	616,967
Cost of mutual fund shares	$ 25,717	$ 944,516	$ 2,346	$ 2,350,733	$ 7,800

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING LifeStyle Moderate Growth Portfolio - Service Class	ING LifeStyle Moderate Growth Portfolio - Service 2 Class	ING LifeStyle Moderate Portfolio - Service Class	ING LifeStyle Moderate Portfolio - Service 2 Class	ING Limited Maturity Bond Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 2,131,854	$ 5,181	$ 903,858	$ 7,719	$ 216,348
Total assets	2,131,854	5,181	903,858	7,719	216,348
Liabilities					
Payable to related parties	448	1	181	1	57
Total liabilities	448	1	181	1	57
Net assets	$ 2,131,406	$ 5,180	$ 903,677	$ 7,718	$ 216,291
Net assets					
Accumulation units	$ 2,131,406	$ 5,180	$ 903,677	$ 7,718	$ 216,260
Contracts in payout (annuitization)	-	-	-	-	31
Total net assets	$ 2,131,406	$ 5,180	$ 903,677	$ 7,718	$ 216,291
Total number of mutual fund shares	166,551,106	404,796	73,127,646	625,060	20,162,906
Cost of mutual fund shares	$ 1,873,201	$ 4,915	$ 818,605	$ 7,285	$ 229,961

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Liquid Assets Portfolio - Service Class	ING Liquid Assets Portfolio - Service 2 Class	ING Lord Abbett Affiliated Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Service 2 Class	ING MarketPro Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 710,281	$ 15,433	$ 155,687	$ 3,686	$ 30,238
Total assets	710,281	15,433	155,687	3,686	30,238
Liabilities					
Payable to related parties	164	3	35	1	5
Total liabilities	164	3	35	1	5
Net assets	$ 710,117	$ 15,430	$ 155,652	$ 3,685	$ 30,233
Net assets					
Accumulation units	$ 710,108	$ 15,430	$ 155,652	$ 3,685	$ 30,233
Contracts in payout (annuitization)	9	-	-	-	-
Total net assets	$ 710,117	$ 15,430	$ 155,652	$ 3,685	$ 30,233
Total number of mutual fund shares	710,280,634	15,432,588	12,287,860	292,344	2,671,225
Cost of mutual fund shares	$ 710,281	$ 15,433	$ 126,004	$ 3,313	$ 28,478

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING MarketPro Portfolio - Service 2 Class		ING MarketStyle Growth Portfolio - Service Class		ING MarketStyle Moderate Growth Portfolio - Service Class		ING MarketStyle Moderate Portfolio - Service Class		ING Marsico Growth Portfolio - Service Class	
Assets										
Investments in mutual funds at fair value	$	8,729	$	8,494	$	8,710	$	2,112	$	732,493
Total assets		8,729		8,494		8,710		2,112		732,493
Liabilities										
Payable to related parties		2		2		2		-		228
Total liabilities		2		2		2		-		228
Net assets	$	8,727	$	8,492	$	8,708	$	2,112	$	732,265
Net assets										
Accumulation units	$	8,727	$	8,492	$	8,708	$	2,112	$	732,265
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	8,727	$	8,492	$	8,708	$	2,112	$	732,265
Total number of mutual fund shares		777,329		731,020		764,012		189,059		44,179,294
Cost of mutual fund shares	$	8,242	$	7,761	$	7,947	$	1,937	$	477,653

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Marsico Growth Portfolio - Service 2 Class		ING Marsico International Opportunities Portfolio - Service Class		ING MFS Total Return Portfolio - Service Class		ING MFS Total Return Portfolio - Service 2 Class		ING MFS Utilities Portfolio - Service Class	
Assets										
Investments in mutual funds at fair value	$	24,789	$	179,258	$	1,228,071	$	52,797	$	265,042
Total assets		24,789		179,258		1,228,071		52,797		265,042
Liabilities										
Payable to related parties		5		38		301		10		60
Total liabilities		5		38		301		10		60
Net assets	$	24,784	$	179,220	$	1,227,770	$	52,787	$	264,982
Net assets										
Accumulation units	$	24,784	$	179,220	$	1,227,770	$	52,787	$	264,982
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	24,784	$	179,220	$	1,227,770	$	52,787	$	264,982
Total number of mutual fund shares		1,504,186		11,731,548		64,635,301		2,797,925		18,203,440
Cost of mutual fund shares	$	20,655	$	142,649	$	1,071,159	$	49,454	$	218,103

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Oppenheimer Main Street Portfolio® - Service Class	ING Oppenheimer Main Street Portfolio® - Service 2 Class	ING PIMCO Core Bond Portfolio - Service Class	ING PIMCO Core Bond Portfolio - Service 2 Class	ING PIMCO High Yield Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 435,817	$ 5,159	$ 629,295	$ 41,978	$ 649,678
Total assets	435,817	5,159	629,295	41,978	649,678
Liabilities					
Payable to related parties	129	1	136	8	476
Total liabilities	129	1	136	8	476
Net assets	$ 435,688	$ 5,158	$ 629,159	$ 41,970	$ 649,202
Net assets					
Accumulation units	$ 435,688	$ 5,158	$ 629,159	$ 41,970	$ 649,202
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 435,688	$ 5,158	$ 629,159	$ 41,970	$ 649,202
Total number of mutual fund shares	21,977,647	261,336	57,786,484	3,868,936	62,953,333
Cost of mutual fund shares	$ 281,273	$ 4,098	$ 619,755	$ 41,779	$ 638,416

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	ING T. Rowe Price Equity Income Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 98,296	$ 627,803	$ 2,588,121	$ 115,629	$ 1,025,726
Total assets	98,296	627,803	2,588,121	115,629	1,025,726
Liabilities					
Payable to related parties	21	141	598	22	238
Total liabilities	21	141	598	22	238
Net assets	$ 98,275	$ 627,662	$ 2,587,523	$ 115,607	$ 1,025,488
Net assets					
Accumulation units	$ 98,275	$ 627,662	$ 2,587,018	$ 115,607	$ 1,025,146
Contracts in payout (annuitization)	-	-	505	-	342
Total net assets	$ 98,275	$ 627,662	$ 2,587,523	$ 115,607	$ 1,025,488
Total number of mutual fund shares	7,625,722	51,040,919	97,261,207	4,369,956	66,218,608
Cost of mutual fund shares	$ 83,566	$ 547,087	$ 1,985,163	$ 100,862	$ 785,907

The accompanying notes are an integral part of these financial statements.

23

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Service 2 Class	ING Templeton Global Growth Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service 2 Class	ING UBS U.S. Allocation Portfolio - Service Class	ING UBS U.S. Allocation Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 36,452	$ 466,271	$ 8,480	$ 103,747	$ 5,334
Total assets	36,452	466,271	8,480	103,747	5,334
Liabilities					
Payable to related parties	8	104	1	24	1
Total liabilities	8	104	1	24	1
Net assets	$ 36,444	$ 466,167	$ 8,479	$ 103,723	$ 5,333
Net assets					
Accumulation units	$ 36,444	$ 466,094	$ 8,479	$ 103,723	$ 5,333
Contracts in payout (annuitization)	-	73	-	-	-
Total net assets	$ 36,444	$ 466,167	$ 8,479	$ 103,723	$ 5,333
Total number of mutual fund shares	2,366,998	32,178,788	589,275	9,457,365	488,491
Cost of mutual fund shares	$ 30,656	$ 340,803	$ 7,144	$ 83,182	$ 4,551

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Van Kampen Equity Growth Portfolio - Service Class	ING Van Kampen Equity Growth Portfolio - Service 2 Class	ING Van Kampen Global Franchise Portfolio - Service Class	ING Van Kampen Global Franchise Portfolio - Service 2 Class	ING Van Kampen Growth and Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 56,371	$ 13,408	$ 308,244	$ 84,064	$ 851,605
Total assets	56,371	13,408	308,244	84,064	851,605
Liabilities					
Payable to related parties	14	3	66	18	220
Total liabilities	14	3	66	18	220
Net assets	$ 56,357	$ 13,405	$ 308,178	$ 84,046	$ 851,385
Net assets					
Accumulation units	$ 56,357	$ 13,405	$ 308,178	$ 84,046	$ 851,311
Contracts in payout (annuitization)	-	-	-	-	74
Total net assets	$ 56,357	$ 13,405	$ 308,178	$ 84,046	$ 851,385
Total number of mutual fund shares	4,745,000	1,133,368	19,362,050	5,303,709	30,123,990
Cost of mutual fund shares	$ 50,861	$ 11,362	$ 251,032	$ 64,859	$ 697,164

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Van Kampen Growth and Income Portfolio - Service 2 Class	ING Van Kampen Real Estate Portfolio - Service Class	ING Van Kampen Real Estate Portfolio - Service 2 Class	ING VP Index Plus International Equity Portfolio - Service Class	ING VP Index Plus International Equity Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 80,610	$ 970,636	$ 40,989	$ 32,578	$ 688
Total assets	80,610	970,636	40,989	32,578	688
Liabilities					
Payable to related parties	16	234	8	6	-
Total liabilities	16	234	8	6	-
Net assets	$ 80,594	$ 970,402	$ 40,981	$ 32,572	$ 688
Net assets					
Accumulation units	$ 80,594	$ 970,297	$ 40,981	$ 32,572	$ 688
Contracts in payout (annuitization)	-	105	-	-	-
Total net assets	$ 80,594	$ 970,402	$ 40,981	$ 32,572	$ 688
Total number of mutual fund shares	2,865,637	24,958,503	1,058,049	2,488,774	52,396
Cost of mutual fund shares	$ 67,315	$ 597,049	$ 27,774	$ 30,848	$ 636

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class	ING Wells Fargo Mid Cap Disciplined Portfolio - Service 2 Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service 2 Class	ING Diversified International Fund - Class R
Assets					
Investments in mutual funds at fair value	$ 275,350	$ 4,738	$ 24,619	$ 1,313	$ 76
Total assets	275,350	4,738	24,619	1,313	76
Liabilities					
Payable to related parties	82	1	5	-	-
Total liabilities	82	1	5	-	-
Net assets	$ 275,268	$ 4,737	$ 24,614	$ 1,313	$ 76
Net assets					
Accumulation units	$ 275,138	$ 4,737	$ 24,614	$ 1,313	$ 76
Contracts in payout (annuitization)	130	-	-	-	-
Total net assets	$ 275,268	$ 4,737	$ 24,614	$ 1,313	$ 76
Total number of mutual fund shares	15,503,964	268,123	2,161,497	115,393	6,219
Cost of mutual fund shares	$ 170,228	$ 3,712	$ 23,632	$ 1,251	$ 76

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING American Century Large Company Value Portfolio - Service Class	ING American Century Select Portfolio - Initial Class	ING American Century Select Portfolio - Service Class	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 775	$ 388	$ 174	$ 611	$ 147,912
Total assets	775	388	174	611	147,912
Liabilities					
Payable to related parties	-	-	-	-	14
Total liabilities	-	-	-	-	14
Net assets	$ 775	$ 388	$ 174	$ 611	$ 147,898
Net assets					
Accumulation units	$ 775	$ 388	$ 174	$ 611	$ 147,898
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 775	$ 388	$ 174	$ 611	$ 147,898
Total number of mutual fund shares	48,317	42,399	19,107	45,245	8,069,389
Cost of mutual fund shares	$ 683	$ 366	$ 172	$ 552	$ 135,345

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Columbia Small Cap Value II Portfolio - Service Class		ING Davis Venture Value Portfolio - Service Class		ING Fundamental Research Portfolio - Initial Class		ING Fundamental Research Portfolio - Service Class		ING Goldman Sachs® Capital Growth Portfolio - Service Class	
Assets										
Investments in mutual funds at fair value	$	71,524	$	92,129	$	357	$	994	$	52
Total assets		71,524		92,129		357		994		52
Liabilities										
Payable to related parties		13		17		-		-		-
Total liabilities		13		17		-		-		-
Net assets	$	71,511	$	92,112	$	357	$	994	$	52
Net assets										
Accumulation units	$	71,511	$	92,112	$	357	$	994	$	52
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	71,511	$	92,112	$	357	$	994	$	52
Total number of mutual fund shares		7,046,653		4,676,610		35,555		99,111		4,216
Cost of mutual fund shares	$	67,395	$	88,073	$	344	$	913	$	49

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING JPMorgan International Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	ING Neuberger Berman Partners Portfolio - Service Class	ING Neuberger Berman Regency Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 151,993	$ 25,833	$ 166,884	$ 174,845	$ 3,113
Total assets	151,993	25,833	166,884	174,845	3,113
Liabilities					
Payable to related parties	32	4	39	45	1
Total liabilities	32	4	39	45	1
Net assets	$ 151,961	$ 25,829	$ 166,845	$ 174,800	$ 3,112
Net assets					
Accumulation units	$ 151,961	$ 25,829	$ 166,845	$ 174,800	$ 3,112
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 151,961	$ 25,829	$ 166,845	$ 174,800	$ 3,112
Total number of mutual fund shares	9,359,186	1,597,591	3,441,621	16,040,795	292,284
Cost of mutual fund shares	$ 125,459	$ 21,751	$ 133,619	$ 175,920	$ 2,945

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING OpCap Balanced Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 731	$ 16,937	$ 108,819	$ 4,165	$ 2,982
Total assets	731	16,937	108,819	4,165	2,982
Liabilities					
Payable to related parties	-	3	21	-	-
Total liabilities	-	3	21	-	-
Net assets	$ 731	$ 16,934	$ 108,798	$ 4,165	$ 2,982
Net assets					
Accumulation units	$ 731	$ 16,934	$ 108,798	$ 4,165	$ 2,982
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 731	$ 16,934	$ 108,798	$ 4,165	$ 2,982
Total number of mutual fund shares	48,650	1,015,418	6,671,906	385,632	268,443
Cost of mutual fund shares	$ 652	$ 12,367	$ 96,303	$ 3,903	$ 2,927

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 3,262	$ 2,527	$ 1,583	$ 312	$ 566
Total assets	3,262	2,527	1,583	312	566
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 3,262	$ 2,527	$ 1,583	$ 312	$ 566
Net assets					
Accumulation units	$ 3,262	$ 2,527	$ 1,583	$ 312	$ 566
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 3,262	$ 2,527	$ 1,583	$ 312	$ 566
Total number of mutual fund shares	274,157	204,794	124,554	23,867	50,878
Cost of mutual fund shares	$ 3,094	$ 2,433	$ 1,466	$ 294	$ 541

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Service Class	ING Thornburg Value Portfolio - Initial Class	ING Thornburg Value Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 2,030	$ 4,288	$ 25,230	$ 3,325	$ 6,795
Total assets	2,030	4,288	25,230	3,325	6,795
Liabilities					
Payable to related parties	-	-	4	1	1
Total liabilities	-	-	4	1	1
Net assets	$ 2,030	$ 4,288	$ 25,226	$ 3,324	$ 6,794
Net assets					
Accumulation units	$ 2,030	$ 4,288	$ 25,226	$ 3,324	$ 6,794
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 2,030	$ 4,288	$ 25,226	$ 3,324	$ 6,794
Total number of mutual fund shares	223,093	72,872	2,100,778	104,411	214,495
Cost of mutual fund shares	$ 1,884	$ 3,578	$ 23,232	$ 2,548	$ 6,579

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING UBS U.S. Small Cap Growth Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 22,613	$ 5,005	$ 219,367	$ 3,918	$ 61,403
Total assets	22,613	5,005	219,367	3,918	61,403
Liabilities					
Payable to related parties	2	1	43	5	6
Total liabilities	2	1	43	5	6
Net assets	$ 22,611	$ 5,004	$ 219,324	$ 3,913	$ 61,397
Net assets					
Accumulation units	$ 22,611	$ 5,004	$ 219,324	$ 3,913	$ 61,397
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 22,611	$ 5,004	$ 219,324	$ 3,913	$ 61,397
Total number of mutual fund shares	2,163,909	515,943	16,493,739	101,844	1,605,735
Cost of mutual fund shares	$ 21,031	$ 5,084	$ 190,345	$ 3,388	$ 57,576

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING VP Strategic Allocation Conservative Portfolio - Class S	ING VP Strategic Allocation Growth Portfolio - Class S	ING VP Strategic Allocation Moderate Portfolio - Class S	ING VP Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 1
Assets					
Investments in mutual funds at fair value	$ 717	$ 308	$ 693	$ 4,758	$ 91,400
Total assets	717	308	693	4,758	91,400
Liabilities					
Payable to related parties	-	-	-	-	24
Total liabilities	-	-	-	-	24
Net assets	$ 717	$ 308	$ 693	$ 4,758	$ 91,376
Net assets					
Accumulation units	$ 717	$ 308	$ 693	$ 4,758	$ 91,376
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 717	$ 308	$ 693	$ 4,758	$ 91,376
Total number of mutual fund shares	53,076	18,136	45,389	204,190	8,788,431
Cost of mutual fund shares	$ 690	$ 287	$ 656	$ 4,216	$ 87,767

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 2		ING GET U.S. Core Portfolio - Series 3		ING GET U.S. Core Portfolio - Series 4		ING GET U.S. Core Portfolio - Series 5		ING GET U.S. Core Portfolio - Series 6	
Assets										
Investments in mutual funds										
at fair value	$	64,571	$	68,441	$	49,977	$	28,671	$	30,419
Total assets		64,571		68,441		49,977		28,671		30,419
Liabilities										
Payable to related parties		12		21		16		7		7
Total liabilities		12		21		16		7		7
Net assets	$	64,559	$	68,420	$	49,961	$	28,664	$	30,412
Net assets										
Accumulation units	$	64,559	$	68,420	$	49,961	$	28,664	$	30,412
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	64,559	$	68,420	$	49,961	$	28,664	$	30,412
Total number of mutual fund shares		6,287,313		6,619,055		4,657,716		2,604,085		2,745,369
Cost of mutual fund shares	$	62,767	$	66,180	$	46,663	$	26,132	$	27,541

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11
Assets					
Investments in mutual funds					
at fair value	$ 22,897	$ 10,912	$ 10,103	$ 8,616	$ 11,156
Total assets	22,897	10,912	10,103	8,616	11,156
Liabilities					
Payable to related parties	6	3	2	2	3
Total liabilities	6	3	2	2	3
Net assets	$ 22,891	$ 10,909	$ 10,101	$ 8,614	$ 11,153
Net assets					
Accumulation units	$ 22,891	$ 10,909	$ 10,101	$ 8,614	$ 11,153
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 22,891	$ 10,909	$ 10,101	$ 8,614	$ 11,153
Total number of mutual fund shares	2,079,672	986,653	924,352	789,763	1,033,948
Cost of mutual fund shares	$ 20,871	$ 9,931	$ 9,302	$ 7,961	$ 10,428

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 12		ING GET U.S. Core Portfolio - Series 13		ING VP Global Equity Dividend Portfolio		ING VP Global Science and Technology Portfolio - Class S		ING VP Growth Portfolio - Class S	
Assets										
Investments in mutual funds at fair value	$	4,769	$	53,126	$	61,755	$	550	$	273
Total assets		4,769		53,126		61,755		550		273
Liabilities										
Payable to related parties		1		9		15		-		-
Total liabilities		1		9		15		-		-
Net assets	$	4,768	$	53,117	$	61,740	$	550	$	273
Net assets										
Accumulation units	$	4,768	$	53,117	$	61,740	$	550	$	273
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	4,768	$	53,117	$	61,740	$	550	$	273
Total number of mutual fund shares		419,840		5,228,890		6,590,683		120,689		25,895
Cost of mutual fund shares	$	4,236	$	53,297	$	44,484	$	541	$	234

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING VP Index Plus LargeCap Portfolio - Class S	ING VP Index Plus MidCap Portfolio - Class S	ING VP Index Plus SmallCap Portfolio - Class S	ING VP International Equity Portfolio - Class S	ING VP Small Company Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 204,728	$ 220,736	$ 197,489	$ 857	$ 2,151
Total assets	204,728	220,736	197,489	857	2,151
Liabilities					
Payable to related parties	40	44	39	-	-
Total liabilities	40	44	39	-	-
Net assets	$ 204,688	$ 220,692	$ 197,450	$ 857	$ 2,151
Net assets					
Accumulation units	$ 204,688	$ 220,692	$ 197,450	$ 857	$ 2,151
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 204,688	$ 220,692	$ 197,450	$ 857	$ 2,151
Total number of mutual fund shares	11,820,352	11,810,372	11,101,121	70,220	99,847
Cost of mutual fund shares	$ 171,837	$ 210,085	$ 180,539	$ 739	$ 1,986

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING VP Value Opportunity Portfolio - Class S		ING VP Financial Services Portfolio - Class S		ING VP International Value Portfolio - Class S		ING VP MidCap Opportunities Portfolio - Class S		ING VP Real Estate Portfolio - Class S	
Assets										
Investments in mutual funds at fair value	$	27,036	$	92,761	$	6,945	$	25,942	$	6,099
Total assets		27,036		92,761		6,945		25,942		6,099
Liabilities										
Payable to related parties		7		22		-		7		-
Total liabilities		7		22		-		7		-
Net assets	$	27,029	$	92,739	$	6,945	$	25,935	$	6,099
Net assets										
Accumulation units	$	27,029	$	92,739	$	6,945	$	25,935	$	6,099
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	27,029	$	92,739	$	6,945	$	25,935	$	6,099
Total number of mutual fund shares		1,719,871		6,953,566		450,667		3,222,585		311,192
Cost of mutual fund shares	$	23,809	$	79,476	$	6,170	$	20,424	$	5,501

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING VP SmallCap Opportunities Portfolio - Class S	ING VP Balanced Portfolio - Class S	ING VP Intermediate Bond Portfolio - Class S	Legg Mason Partners Variable High Income Portfolio	Legg Mason Partners Variable International All Cap Growth Portfolio
Assets					
Investments in mutual funds at fair value	$ 116,697	$ 10,362	$ 616,154	$ 138	$ 136
Total assets	116,697	10,362	616,154	138	136
Liabilities					
Payable to related parties	28	1	122	-	-
Total liabilities	28	1	122	-	-
Net assets	$ 116,669	$ 10,361	$ 616,032	$ 138	$ 136
Net assets					
Accumulation units	$ 116,669	$ 10,361	$ 616,032	$ 138	$ 136
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 116,669	$ 10,361	$ 616,032	$ 138	$ 136
Total number of mutual fund shares	5,911,706	711,217	47,800,893	18,877	7,868
Cost of mutual fund shares	$ 87,698	$ 9,783	$ 630,002	$ 131	$ 133

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	Legg Mason Partners Variable Large Cap Value Portfolio	Legg Mason Partners Variable Money Market Portfolio	Colonial Small Cap Value Fund, Variable Series - Class B	Oppenheimer Main Street Small Cap Fund®/VA - Service Class	PIMCO Real Return Portfolio - Administrative Class
Assets					
Investments in mutual funds at fair value	$ 255	$ 23	$ 335,257	$ 822	$ 1,301
Total assets	255	23	335,257	822	1,301
Liabilities					
Payable to related parties	-	-	80	-	-
Total liabilities	-	-	80	-	-
Net assets	$ 255	$ 23	$ 335,177	$ 822	$ 1,301
Net assets					
Accumulation units	$ 255	$ 23	$ 335,177	$ 822	$ 1,301
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 255	$ 23	$ 335,177	$ 822	$ 1,301
Total number of mutual fund shares	11,769	23,380	16,266,698	43,325	108,966
Cost of mutual fund shares	$ 207	$ 23	$ 265,662	$ 775	$ 1,362

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	Pioneer Equity Income VCT Portfolio - Class II	Pioneer Small Cap Value VCT Portfolio - Class II	ProFund VP Bull	ProFund VP Europe 30	ProFund VP Rising Rates Opportunity
Assets					
Investments in mutual funds at fair value	$ 8,557	$ 6,766	$ 57,613	$ 29,957	$ 47,616
Total assets	8,557	6,766	57,613	29,957	47,616
Liabilities					
Payable to related parties	1	1	17	8	10
Total liabilities	1	1	17	8	10
Net assets	$ 8,556	$ 6,765	$ 57,596	$ 29,949	$ 47,606
Net assets					
Accumulation units	$ 8,556	$ 6,765	$ 57,596	$ 29,949	$ 47,606
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 8,556	$ 6,765	$ 57,596	$ 29,949	$ 47,606
Total number of mutual fund shares	341,337	380,961	1,895,152	936,463	2,300,311
Cost of mutual fund shares	$ 7,539	$ 6,425	$ 54,907	$ 26,902	$ 48,800

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ProFund VP Small-Cap	Wells Fargo Advantage Asset Allocation Fund	Wells Fargo Advantage C&B Large Cap Value Fund	Wells Fargo Advantage Equity Income Fund	Wells Fargo Advantage Large Company Growth Fund
Assets					
Investments in mutual funds at fair value	$ 106,471	$ 3,423	$ 560	$ 1,105	$ 2,877
Total assets	106,471	3,423	560	1,105	2,877
Liabilities					
Payable to related parties	26	1	-	-	1
Total liabilities	26	1	-	-	1
Net assets	$ 106,445	$ 3,422	$ 560	$ 1,105	$ 2,876
Net assets					
Accumulation units	$ 106,445	$ 3,422	$ 560	$ 1,105	$ 2,876
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 106,445	$ 3,422	$ 560	$ 1,105	$ 2,876
Total number of mutual fund shares	2,859,042	242,220	49,802	55,953	299,971
Cost of mutual fund shares	$ 101,110	$ 3,064	$ 465	$ 882	$ 2,539

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	Wells Fargo Advantage Money Market Fund	Wells Fargo Advantage Small Cap Growth Fund	Wells Fargo Advantage Total Return Bond Fund
Assets			
Investments in mutual funds			
at fair value	$ 314	$ 910	$ 1,376
Total assets	314	910	1,376
Liabilities			
Payable to related parties	-	-	-
Total liabilities	-	-	-
Net assets	$ 314	$ 910	$ 1,376
Net assets			
Accumulation units	$ 314	$ 910	$ 1,376
Contracts in payout (annuitization)	-	-	-
Total net assets	$ 314	$ 910	$ 1,376
Total number of mutual fund shares	314,482	91,323	140,425
Cost of mutual fund shares	$ 314	$ 658	$ 1,398

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	AIM V.I. Leisure Fund - Series I Shares	Columbia Asset Allocation Fund, Variable Series - Class A	Columbia Federal Securities Fund, Variable Series - Class A	Columbia Large Cap Growth Fund, Variable Series - Class A	Columbia Small Company Growth Fund, Variable Series - Class A
Net investment income (loss)					
Income:					
Dividends	$ 573	$ 13	$ 5	$ 2	$ -
Total investment income	573	13	5	2	-
Expenses:					
Mortality, expense risk and other charges	895	8	1	8	1
Annual administrative charges	14	-	-	-	-
Minimum death benefit guarantee charges	-	-	-	-	-
Contingent deferred sales charges	12	-	-	-	-
Other contract charges	260	-	-	-	-
Amortization of deferred charges	-	-	-	-	-
Total expenses	1,181	8	1	8	1
Net investment income (loss)	(608)	5	4	(6)	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2,961	12	-	3	2
Capital gains distributions	2,796	28	-	-	-
Total realized gain (loss) on investments and capital gains distributions	5,757	40	-	3	2
Net unrealized appreciation (depreciation) of investments	4,848	5	(1)	45	7
Net realized and unrealized gain (loss) on investments	10,605	45	(1)	48	9
Net increase (decrease) in net assets resulting from operations	$ 9,997	$ 50	$ 3	$ 42	$ 8

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Service Class 2	Fidelity® VIP Growth Portfolio - Service Class 2	Fidelity® VIP Overseas Portfolio - Service Class 2	Fidelity® VIP Contrafund® Portfolio - Service Class 2	Franklin Small Cap Value Securities Fund - Class 2
Net investment income (loss)					
Income:					
Dividends	$ 9,484	$ 331	$ 4	$ 4,509	$ 24
Total investment income	9,484	331	4	4,509	24
Expenses:					
Mortality, expense risk					
and other charges	5,293	1,120	2	7,016	36
Annual administrative charges	82	(10)	-	99	-
Minimum death benefit guarantee charges	-	-	-	-	-
Contingent deferred sales charges	106	16	-	109	-
Other contract charges	1,278	321	-	1,473	3
Amortization of deferred charges	-	-	-	-	-
Total expenses	6,759	1,447	2	8,697	39
Net investment income (loss)	2,725	(1,116)	2	(4,188)	(15)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	5,432	28,840	122	8,839	135
Capital gains distributions	39,777	-	4	42,930	133
Total realized gain (loss) on investments					
and capital gains distributions	45,209	28,840	126	51,769	268
Net unrealized appreciation					
(depreciation) of investments	3,831	(19,726)	(65)	(10,078)	258
Net realized and unrealized gain (loss)					
on investments	49,040	9,114	61	41,691	526
Net increase (decrease) in net assets					
resulting from operations	$ 51,765	$ 7,998	$ 63	$ 37,503	$ 511

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	Mutual Shares Securities Fund - Class 2	ING GET Fund - Series N	ING GET Fund - Series P	ING GET Fund - Series Q	ING GET Fund - Series R
Net investment income (loss)					
Income:					
Dividends	$ 72	$ 799	$ 4,060	$ 2,869	$ 2,642
Total investment income	72	799	4,060	2,869	2,642
Expenses:					
Mortality, expense risk and other charges	380	186	1,158	1,437	1,536
Annual administrative charges	9	2	14	20	22
Minimum death benefit guarantee charges	-	-	-	-	-
Contingent deferred sales charges	4	2	13	46	32
Other contract charges	85	-	-	-	-
Amortization of deferred charges	-	-	-	-	-
Total expenses	478	190	1,185	1,503	1,590
Net investment income (loss)	(406)	609	2,875	1,366	1,052
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(44)	(563)	(2,998)	132	182
Capital gains distributions	183	-	-	94	1,862
Total realized gain (loss) on investments and capital gains distributions	139	(563)	(2,998)	226	2,044
Net unrealized appreciation (depreciation) of investments	5,098	211	1,436	641	193
Net realized and unrealized gain (loss) on investments	5,237	(352)	(1,562)	867	2,237
Net increase (decrease) in net assets resulting from operations	$ 4,831	$ 257	$ 1,313	$ 2,233	$ 3,289

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING GET Fund - Series S	ING GET Fund - Series T	ING GET Fund - Series U	ING GET Fund - Series V	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 2,613	$ 2,762	$ 2,467	$ 3,367	$ -
Total investment income	2,613	2,762	2,467	3,367	-
Expenses:					
Mortality, expense risk					
and other charges	1,736	1,869	1,962	2,934	7,654
Annual administrative charges	26	31	30	48	155
Minimum death benefit guarantee charges	-	-	-	-	-
Contingent deferred sales charges	27	47	28	128	134
Other contract charges	-	1	5	3	1,107
Amortization of deferred charges	-	-	-	-	3
Total expenses	1,789	1,948	2,025	3,113	9,053
Net investment income (loss)	824	814	442	254	(9,053)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	191	(164)	(823)	(798)	40,498
Capital gains distributions	977	1,914	1,425	-	57,461
Total realized gain (loss) on investments					
and capital gains distributions	1,168	1,750	602	(798)	97,959
Net unrealized appreciation					
(depreciation) of investments	2,037	1,143	3,532	3,194	(94,836)
Net realized and unrealized gain (loss)					
on investments	3,205	2,893	4,134	2,396	3,123
Net increase (decrease) in net assets					
resulting from operations	$ 4,029	$ 3,707	$ 4,576	$ 2,650	$ (5,930)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING AllianceBernstein Mid Cap Growth Portfolio - Service 2 Class	ING American Funds Growth Portfolio	ING American Funds Growth- Income Portfolio	ING American Funds International Portfolio	ING BlackRock Large Cap Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 3,118	$ 8,363	$ 6,268	$ -
Total investment income	-	3,118	8,363	6,268	-
Expenses:					
Mortality, expense risk and other charges	335	30,521	20,897	15,284	2,480
Annual administrative charges	4	409	272	212	40
Minimum death benefit guarantee charges	-	-	-	-	-
Contingent deferred sales charges	3	396	327	185	43
Other contract charges	115	8,395	5,321	3,836	591
Amortization of deferred charges	-	3	-	2	-
Total expenses	457	39,724	26,817	19,519	3,154
Net investment income (loss)	(457)	(36,606)	(18,454)	(13,251)	(3,154)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	472	7,299	3,686	11,574	1,876
Capital gains distributions	2,373	2,123	4,215	1,820	9,936
Total realized gain (loss) on investments and capital gains distributions	2,845	9,422	7,901	13,394	11,812
Net unrealized appreciation (depreciation) of investments	(2,701)	150,937	149,603	129,485	(1,992)
Net realized and unrealized gain (loss) on investments	144	160,359	157,504	142,879	9,820
Net increase (decrease) in net assets resulting from operations	$ (313)	$ 123,753	$ 139,050	$ 129,628	$ 6,666

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING BlackRock Large Cap Value Portfolio - Service Class	ING BlackRock Large Cap Value Portfolio - Service 2 Class	ING Capital Guardian Small/Mid Cap Portfolio - Service Class	ING Capital Guardian Small/Mid Cap Portfolio - Service 2 Class	ING Capital Guardian U.S. Equities Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 330	$ 20	$ 1,853	$ 33	$ 2,546
Total investment income	330	20	1,853	33	2,546
Expenses:					
Mortality, expense risk					
and other charges	1,040	68	7,334	167	9,871
Annual administrative charges	16	1	155	2	159
Minimum death benefit guarantee charges	-	-	-	-	-
Contingent deferred sales charges	21	1	142	1	183
Other contract charges	270	24	1,189	60	1,971
Amortization of deferred charges	-	-	1	-	-
Total expenses	1,347	94	8,821	230	12,184
Net investment income (loss)	(1,017)	(74)	(6,968)	(197)	(9,638)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2,188	57	34,105	306	20,086
Capital gains distributions	1,478	97	-	-	39,251
Total realized gain (loss) on investments					
and capital gains distributions	3,666	154	34,105	306	59,337
Net unrealized appreciation					
(depreciation) of investments	4,627	383	16,487	774	(5,967)
Net realized and unrealized gain (loss)					
on investments	8,293	537	50,592	1,080	53,370
Net increase (decrease) in net assets					
resulting from operations	$ 7,276	$ 463	$ 43,624	$ 883	$ 43,732

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Capital Guardian U.S. Equities Portfolio - Service 2 Class	ING Eagle Asset Capital Appreciation Portfolio - Service Class	ING Eagle Asset Capital Appreciation Portfolio - Service 2 Class	ING EquitiesPlus Portfolio - Service Class	ING EquitiesPlus Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ 37	$ 3,739	$ 65	$ -	$ -
Total investment income	37	3,739	65	-	-
Expenses:					
Mortality, expense risk					
and other charges	190	2,757	52	1,417	-
Annual administrative charges	2	28	-	60	-
Minimum death benefit guarantee charges	-	-	-	-	-
Contingent deferred sales charges	1	49	1	30	-
Other contract charges	66	314	17	115	-
Amortization of deferred charges	-	-	-	-	-
Total expenses	259	3,148	70	1,622	-
Net investment income (loss)	(222)	591	(5)	(1,622)	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	460	31,748	201	223	-
Capital gains distributions	754	25,764	470	-	-
Total realized gain (loss) on investments					
and capital gains distributions	1,214	57,512	671	223	-
Net unrealized appreciation					
(depreciation) of investments	(206)	(34,192)	(265)	9,868	3
Net realized and unrealized gain (loss)					
on investments	1,008	23,320	406	10,091	3
Net increase (decrease) in net assets					
resulting from operations	$ 786	$ 23,911	$ 401	$ 8,469	$ 3

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Evergreen Health Sciences Portfolio - Service Class	ING Evergreen Omega Portfolio - Service Class	ING Evergreen Omega Portfolio - Service 2 Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality, expense risk					
and other charges	3,057	143	21	10,555	597
Annual administrative charges	49	2	-	187	8
Minimum death benefit guarantee charges	-	-	-	-	-
Contingent deferred sales charges	57	1	-	199	15
Other contract charges	814	31	8	2,191	209
Amortization of deferred charges	-	-	-	-	-
Total expenses	3,977	177	29	13,132	829
Net investment income (loss)	(3,977)	(177)	(29)	(13,132)	(829)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	4,174	411	13	21,558	1,155
Capital gains distributions	71	-	-	60,197	3,267
Total realized gain (loss) on investments					
and capital gains distributions	4,245	411	13	81,755	4,422
Net unrealized appreciation					
(depreciation) of investments	18,675	117	52	(14,480)	(859)
Net realized and unrealized gain (loss)					
on investments	22,920	528	65	67,275	3,563
Net increase (decrease) in net assets					
resulting from operations	$ 18,943	$ 351	$ 36	$ 54,143	$ 2,734

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING FMR℠ Large Cap Growth Portfolio - Service Class	ING FMR℠ Large Cap Growth Portfolio - Service 2 Class	ING FMR℠ Mid Cap Growth Portfolio - Service Class	ING FMR℠ Mid Cap Growth Portfolio - Service 2 Class	ING Franklin Income Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality, expense risk					
and other charges	2,144	-	8,338	345	918
Annual administrative charges	63	-	212	5	18
Minimum death benefit guarantee charges	-	-	1	-	-
Contingent deferred sales charges	48	-	172	3	14
Other contract charges	616	-	1,200	124	156
Amortization of deferred charges	-	-	1	-	-
Total expenses	2,871	-	9,924	477	1,106
Net investment income (loss)	(2,871)	-	(9,924)	(477)	(1,106)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(1,453)	-	41,215	570	70
Capital gains distributions	139	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(1,314)	-	41,215	570	70
Net unrealized appreciation					
(depreciation) of investments	147	(16)	(20,014)	230	8,850
Net realized and unrealized gain (loss)					
on investments	(1,167)	(16)	21,201	800	8,920
Net increase (decrease) in net assets					
resulting from operations	$ (4,038)	$ (16)	$ 11,277	$ 323	$ 7,814

The accompanying notes are an integral part of these financial statements.

54

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Franklin Income Portfolio - Service 2 Class	ING Global Real Estate Portfolio - Service Class	ING Global Real Estate Portfolio - Service 2 Class	ING Global Resources Portfolio - Service Class	ING Global Resources Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 1,321	$ 24	$ 821	$ 28
Total investment income	-	1,321	24	821	28
Expenses:					
Mortality, expense risk and other charges	21	354	9	8,241	509
Annual administrative charges	-	11	-	128	7
Minimum death benefit guarantee charges	-	-	-	1	-
Contingent deferred sales charges	-	3	-	169	5
Other contract charges	6	91	3	1,945	185
Amortization of deferred charges	-	-	-	-	-
Total expenses	27	459	12	10,484	706
Net investment income (loss)	(27)	862	12	(9,663)	(678)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2	117	8	28,458	1,033
Capital gains distributions	-	541	13	58,656	3,600
Total realized gain (loss) on investments and capital gains distributions	2	658	21	87,114	4,633
Net unrealized appreciation (depreciation) of investments	191	7,217	170	(7,594)	347
Net realized and unrealized gain (loss) on investments	193	7,875	191	79,520	4,980
Net increase (decrease) in net assets resulting from operations	$ 166	$ 8,737	$ 203	$ 69,857	$ 4,302

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Global Technology Portfolio - Service Class	ING Global Technology Portfolio - Service 2 Class	ING International Portfolio - Service Class	ING International Portfolio - Service 2 Class	ING Janus Contrarian Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 2,560	$ 158	$ 487
Total investment income	-	-	2,560	158	487
Expenses:					
Mortality, expense risk and other charges	1,287	112	2,609	180	1,959
Annual administrative charges	21	2	54	2	38
Minimum death benefit guarantee charges	-	-	-	-	-
Contingent deferred sales charges	23	-	50	3	32
Other contract charges	356	43	331	66	452
Amortization of deferred charges	-	-	-	-	-
Total expenses	1,687	157	3,044	251	2,481
Net investment income (loss)	(1,687)	(157)	(484)	(93)	(1,994)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2,816	100	9,469	532	7,510
Capital gains distributions	6,958	660	21,265	1,408	4,859
Total realized gain (loss) on investments and capital gains distributions	9,774	760	30,734	1,940	12,369
Net unrealized appreciation (depreciation) of investments	(3,019)	(258)	(2,607)	(117)	11,261
Net realized and unrealized gain (loss) on investments	6,755	502	28,127	1,823	23,630
Net increase (decrease) in net assets resulting from operations	$ 5,068	$ 345	$ 27,643	$ 1,730	$ 21,636

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Janus Contrarian Portfolio - Service 2 Class	ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ 19	$ 134	$ 2,035	$ -	$ -
Total investment income	19	134	2,035	-	-
Expenses:					
Mortality, expense risk					
and other charges	93	492	6,834	3,679	906
Annual administrative charges	1	7	120	51	12
Minimum death benefit guarantee charges	-	-	-	-	-
Contingent deferred sales charges	1	5	97	44	3
Other contract charges	32	172	1,561	1,008	324
Amortization of deferred charges	-	-	(4)	-	-
Total expenses	127	676	8,608	4,782	1,245
Net investment income (loss)	(108)	(542)	(6,573)	(4,782)	(1,245)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	121	1,134	36,934	7,914	1,471
Capital gains distributions	226	330	4,591	5,173	1,261
Total realized gain (loss) on investments					
and capital gains distributions	347	1,464	41,525	13,087	2,732
Net unrealized appreciation					
(depreciation) of investments	755	6,821	73,947	17,579	4,850
Net realized and unrealized gain (loss)					
on investments	1,102	8,285	115,472	30,666	7,582
Net increase (decrease) in net assets					
resulting from operations	$ 994	$ 7,743	$ 108,899	$ 25,884	$ 6,337

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING JPMorgan Value Opportunities Portfolio - Service Class	ING JPMorgan Value Opportunities Portfolio - Service 2 Class	ING Julius Baer Foreign Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Service 2 Class	ING Legg Mason Partners All Cap Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 162	$ 8	$ -	$ -	$ 2,747
Total investment income	162	8	-	-	2,747
Expenses:					
Mortality, expense risk					
and other charges	795	21	8,364	935	6,265
Annual administrative charges	11	-	123	12	115
Minimum death benefit guarantee charges	-	-	-	-	-
Contingent deferred sales charges	17	1	103	3	137
Other contract charges	65	7	2,219	330	1,172
Amortization of deferred charges	-	-	-	-	-
Total expenses	888	29	10,809	1,280	7,689
Net investment income (loss)	(726)	(21)	(10,809)	(1,280)	(4,942)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,130	7	7,407	512	12,632
Capital gains distributions	520	14	54	6	2,527
Total realized gain (loss) on investments					
and capital gains distributions	1,650	21	7,461	518	15,159
Net unrealized appreciation					
(depreciation) of investments	7,757	195	114,470	12,502	42,449
Net realized and unrealized gain (loss)					
on investments	9,407	216	121,931	13,020	57,608
Net increase (decrease) in net assets					
resulting from operations	$ 8,681	$ 195	$ 111,122	$ 11,740	$ 52,666

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Legg Mason Partners All Cap Portfolio - Service 2 Class	ING Legg Mason Value Portfolio - Service Class	ING Legg Mason Value Portfolio - Service 2 Class	ING LifeStyle Aggressive Growth Portfolio - Service Class	ING LifeStyle Aggressive Growth Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ 186	$ -	$ -	$ 1,336	$ 2
Total investment income	186	-	-	1,336	2
Expenses:					
Mortality, expense risk and other charges	426	6,904	500	16,323	18
Annual administrative charges	6	100	6	317	-
Minimum death benefit guarantee charges	-	-	-	-	-
Contingent deferred sales charges	3	99	16	324	-
Other contract charges	148	1,647	169	5,186	4
Amortization of deferred charges	-	(1)	-	-	-
Total expenses	583	8,749	691	22,150	22
Net investment income (loss)	(397)	(8,749)	(691)	(20,814)	(20)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	622	6,433	709	8,453	(15)
Capital gains distributions	170	1,338	95	21,144	28
Total realized gain (loss) on investments and capital gains distributions	792	7,771	804	29,597	13
Net unrealized appreciation (depreciation) of investments	2,977	17,735	981	122,890	184
Net realized and unrealized gain (loss) on investments	3,769	25,506	1,785	152,487	197
Net increase (decrease) in net assets resulting from operations	$ 3,372	$ 16,757	$ 1,094	$ 131,673	$ 177

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING LifeStyle Growth Portfolio - Service Class	ING LifeStyle Growth Portfolio - Service 2 Class	ING LifeStyle Moderate Growth Portfolio - Service Class	ING LifeStyle Moderate Growth Portfolio - Service 2 Class	ING LifeStyle Moderate Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 9,828	$ 8	$ 14,327	$ 6	$ 7,606
Total investment income	9,828	8	14,327	6	7,606
Expenses:					
Mortality, expense risk					
and other charges	35,619	43	29,461	27	12,381
Annual administrative charges	427	1	426	1	170
Minimum death benefit guarantee charges	-	-	-	-	-
Contingent deferred sales charges	531	-	488	-	230
Other contract charges	10,341	10	7,501	6	2,759
Amortization of deferred charges	(4)	-	-	-	-
Total expenses	46,914	54	37,876	34	15,540
Net investment income (loss)	(37,086)	(46)	(23,549)	(28)	(7,934)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,996	(13)	3,182	-	3,906
Capital gains distributions	37,967	33	26,778	11	11,875
Total realized gain (loss) on investments					
and capital gains distributions	39,963	20	29,960	11	15,781
Net unrealized appreciation					
(depreciation) of investments	247,306	492	172,167	266	56,088
Net realized and unrealized gain (loss)					
on investments	287,269	512	202,127	277	71,869
Net increase (decrease) in net assets					
resulting from operations	$ 250,183	$ 466	$ 178,578	$ 249	$ 63,935

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING LifeStyle Moderate Portfolio - Service 2 Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Service Class	ING Liquid Assets Portfolio - Service 2 Class	ING Lord Abbett Affiliated Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 42	$ 8,531	$ 33,304	$ 667	$ 1,130
Total investment income	42	8,531	33,304	667	1,130
Expenses:					
Mortality, expense risk					
and other charges	51	3,838	12,004	267	2,328
Annual administrative charges	1	78	753	9	40
Minimum death benefit guarantee charges	-	-	3	-	-
Contingent deferred sales charges	-	115	43,767	964	46
Other contract charges	15	311	1,851	103	443
Amortization of deferred charges	-	-	5	-	-
Total expenses	67	4,342	58,383	1,343	2,857
Net investment income (loss)	(25)	4,189	(25,079)	(676)	(1,727)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	5	(5,005)	-	-	3,319
Capital gains distributions	66	-	-	-	11,726
Total realized gain (loss) on investments					
and capital gains distributions	71	(5,005)	-	-	15,045
Net unrealized appreciation					
(depreciation) of investments	434	5,334	-	-	6,210
Net realized and unrealized gain (loss)					
on investments	505	329	-	-	21,255
Net increase (decrease) in net assets					
resulting from operations	$ 480	$ 4,518	$ (25,079)	$ (676)	$ 19,528

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Lord Abbett Affiliated Portfolio - Service 2 Class	ING MarketPro Portfolio - Service Class	ING MarketPro Portfolio - Service 2 Class	ING MarketStyle Growth Portfolio - Service Class	ING MarketStyle Moderate Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 27	$ 54	$ 17	$ 4	$ 16
Total investment income	27	54	17	4	16
Expenses:					
Mortality, expense risk					
and other charges	54	288	89	114	128
Annual administrative charges	1	3	1	1	1
Minimum death benefit guarantee charges	-	-	-	-	-
Contingent deferred sales charges	-	4	-	1	-
Other contract charges	16	46	23	-	-
Amortization of deferred charges	-	-	-	-	-
Total expenses	71	341	113	116	129
Net investment income (loss)	(44)	(287)	(96)	(112)	(113)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	160	115	2	20	8
Capital gains distributions	273	8	3	5	11
Total realized gain (loss) on investments					
and capital gains distributions	433	123	5	25	19
Net unrealized appreciation					
(depreciation) of investments	42	1,731	488	721	714
Net realized and unrealized gain (loss)					
on investments	475	1,854	493	746	733
Net increase (decrease) in net assets					
resulting from operations	$ 431	$ 1,567	$ 397	$ 634	$ 620

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING MarketStyle Moderate Portfolio - Service Class	ING Marsico Growth Portfolio - Service Class	ING Marsico Growth Portfolio - Service 2 Class	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 4	$ -	$ -	$ 39	$ 28,398
Total investment income	4	-	-	39	28,398
Expenses:					
Mortality, expense risk and other charges	34	12,669	424	2,656	20,500
Annual administrative charges	-	314	4	39	372
Minimum death benefit guarantee charges	-	-	-	-	-
Contingent deferred sales charges	-	247	3	36	435
Other contract charges	-	1,862	144	692	3,067
Amortization of deferred charges	-	2	-	-	2
Total expenses	34	15,094	575	3,423	24,376
Net investment income (loss)	(30)	(15,094)	(575)	(3,384)	4,022
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2	48,809	693	5,943	13,291
Capital gains distributions	2	-	-	434	54,574
Total realized gain (loss) on investments and capital gains distributions	4	48,809	693	6,377	67,865
Net unrealized appreciation (depreciation) of investments	172	(14,354)	376	26,050	41,708
Net realized and unrealized gain (loss) on investments	176	34,455	1,069	32,427	109,573
Net increase (decrease) in net assets resulting from operations	$ 146	$ 19,361	$ 494	$ 29,043	$ 113,595

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING MFS Total Return Portfolio - Service 2 Class	ING MFS Utilities Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Service Class	ING Oppenheimer Main Street Portfolio® - Service 2 Class	ING PIMCO Core Bond Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 1,106	$ 176	$ 4,566	$ 50	$ 15,254
Total investment income	1,106	176	4,566	50	15,254
Expenses:					
Mortality, expense risk					
and other charges	902	3,204	7,096	86	10,339
Annual administrative charges	10	57	178	1	151
Minimum death benefit guarantee charges	-	-	-	-	-
Contingent deferred sales charges	9	63	159	2	236
Other contract charges	291	772	783	28	1,605
Amortization of deferred charges	-	-	1	-	-
Total expenses	1,212	4,096	8,217	117	12,331
Net investment income (loss)	(106)	(3,920)	(3,651)	(67)	2,923
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,022	3,197	10,318	120	2,524
Capital gains distributions	2,202	836	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	3,224	4,033	10,318	120	2,524
Net unrealized appreciation					
(depreciation) of investments	1,306	48,519	45,385	493	8,390
Net realized and unrealized gain (loss)					
on investments	4,530	52,552	55,703	613	10,914
Net increase (decrease) in net assets					
resulting from operations	$ 4,424	$ 48,632	$ 52,052	$ 546	$ 13,837

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING PIMCO Core Bond Portfolio - Service 2 Class	ING PIMCO High Yield Portfolio - Service Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 962	$ 42,003	$ -	$ 1,177	$ 28,568
Total investment income	962	42,003	-	1,177	28,568
Expenses:					
Mortality, expense risk					
and other charges	675	10,830	1,467	10,355	40,794
Annual administrative charges	7	304	21	148	676
Minimum death benefit guarantee charges	-	-	-	-	1
Contingent deferred sales charges	4	223	20	171	741
Other contract charges	215	1,994	365	2,913	8,109
Amortization of deferred charges	-	-	-	-	-
Total expenses	901	13,351	1,873	13,587	50,321
Net investment income (loss)	61	28,652	(1,873)	(12,410)	(21,753)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(10)	2,383	1,147	4,004	34,977
Capital gains distributions	-	5,688	-	1,568	151,271
Total realized gain (loss) on investments					
and capital gains distributions	(10)	8,071	1,147	5,572	186,248
Net unrealized appreciation					
(depreciation) of investments	662	4,784	12,451	63,540	115,365
Net realized and unrealized gain (loss)					
on investments	652	12,855	13,598	69,112	301,613
Net increase (decrease) in net assets					
resulting from operations	$ 713	$ 41,507	$ 11,725	$ 56,702	$ 279,860

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service 2 Class	ING Templeton Global Growth Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ 1,204	$ 12,820	$ 447	$ 3,720	$ 63
Total investment income	1,204	12,820	447	3,720	63
Expenses:					
Mortality, expense risk					
and other charges	1,877	16,089	595	6,657	131
Annual administrative charges	21	278	8	119	1
Minimum death benefit guarantee charges	-	2	-	-	-
Contingent deferred sales charges	26	334	14	90	-
Other contract charges	644	3,361	209	1,176	46
Amortization of deferred charges	-	(29)	-	1	-
Total expenses	2,568	20,035	826	8,043	178
Net investment income (loss)	(1,364)	(7,215)	(379)	(4,323)	(115)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,679	19,778	1,011	6,135	235
Capital gains distributions	6,673	39,874	1,407	45,427	833
Total realized gain (loss) on investments					
and capital gains distributions	8,352	59,652	2,418	51,562	1,068
Net unrealized appreciation					
(depreciation) of investments	4,726	97,107	3,010	25,931	347
Net realized and unrealized gain (loss)					
on investments	13,078	156,759	5,428	77,493	1,415
Net increase (decrease) in net assets					
resulting from operations	$ 11,714	$ 149,544	$ 5,049	$ 73,170	$ 1,300

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING UBS U.S. Allocation Portfolio - Service Class	ING UBS U.S. Allocation Portfolio - Service 2 Class	ING Van Kampen Equity Growth Portfolio - Service Class	ING Van Kampen Equity Growth Portfolio - Service 2 Class	ING Van Kampen Global Franchise Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 1,483	$ 70	$ -	$ -	$ 4,216
Total investment income	1,483	70	-	-	4,216
Expenses:					
Mortality, expense risk					
and other charges	1,844	98	966	234	4,445
Annual administrative charges	28	1	14	3	69
Minimum death benefit guarantee charges	-	-	-	-	-
Contingent deferred sales charges	45	-	16	2	91
Other contract charges	350	32	274	82	1,244
Amortization of deferred charges	-	-	-	-	-
Total expenses	2,267	131	1,270	321	5,849
Net investment income (loss)	(784)	(61)	(1,270)	(321)	(1,633)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	3,916	133	4,452	452	7,625
Capital gains distributions	-	-	1,894	453	8,942
Total realized gain (loss) on investments					
and capital gains distributions	3,916	133	6,346	905	16,567
Net unrealized appreciation					
(depreciation) of investments	5,580	341	(4,210)	(385)	28,719
Net realized and unrealized gain (loss)					
on investments	9,496	474	2,136	520	45,286
Net increase (decrease) in net assets					
resulting from operations	$ 8,712	$ 413	$ 866	$ 199	$ 43,653

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Van Kampen Global Franchise Portfolio - Service 2 Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service 2 Class	ING Van Kampen Real Estate Portfolio - Service Class	ING Van Kampen Real Estate Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ 1,252	$ 9,461	$ 792	$ 9,569	$ 413
Total investment income	1,252	9,461	792	9,569	413
Expenses:					
Mortality, expense risk					
and other charges	1,356	13,347	1,348	13,839	623
Annual administrative charges	19	283	15	268	8
Minimum death benefit guarantee charges	-	-	-	-	-
Contingent deferred sales charges	7	232	11	274	6
Other contract charges	462	1,688	437	3,083	219
Amortization of deferred charges	-	2	-	1	-
Total expenses	1,844	15,552	1,811	17,465	856
Net investment income (loss)	(592)	(6,091)	(1,019)	(7,896)	(443)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,965	11,746	2,243	37,913	1,469
Capital gains distributions	2,824	70,318	6,457	59,949	2,650
Total realized gain (loss) on investments					
and capital gains distributions	4,789	82,064	8,700	97,862	4,119
Net unrealized appreciation					
(depreciation) of investments	8,492	29,973	1,513	151,765	6,615
Net realized and unrealized gain (loss)					
on investments	13,281	112,037	10,213	249,627	10,734
Net increase (decrease) in net assets					
resulting from operations	$ 12,689	$ 105,946	$ 9,194	$ 241,731	$ 10,291

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING VP Index Plus International Equity Portfolio - Service Class	ING VP Index Plus International Equity Portfolio - Service 2 Class	ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class	ING Wells Fargo Mid Cap Disciplined Portfolio - Service 2 Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 307	$ 3	$ 1,553	$ 21	$ 67
Total investment income	307	3	1,553	21	67
Expenses:					
Mortality, expense risk					
and other charges	207	5	4,402	78	191
Annual administrative charges	5	-	115	1	4
Minimum death benefit guarantee charges	-	-	-	-	-
Contingent deferred sales charges	1	-	81	-	2
Other contract charges	38	2	422	26	52
Amortization of deferred charges	-	-	1	-	-
Total expenses	251	7	5,021	105	249
Net investment income (loss)	56	(4)	(3,468)	(84)	(182)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	230	9	19,094	177	137
Capital gains distributions	640	14	-	-	525
Total realized gain (loss) on investments					
and capital gains distributions	870	23	19,094	177	662
Net unrealized appreciation					
(depreciation) of investments	1,731	52	17,884	417	989
Net realized and unrealized gain (loss)					
on investments	2,601	75	36,978	594	1,651
Net increase (decrease) in net assets					
resulting from operations	$ 2,657	$ 71	$ 33,510	$ 510	$ 1,469

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Wells Fargo Small Cap Disciplined Portfolio - Service 2 Class	ING Diversified International Fund - Class R	ING American Century Large Company Value Portfolio - Service Class	ING American Century Select Portfolio - Initial Class	ING American Century Select Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 3	$ -	$ 2	$ 6	$ 1
Total investment income	3	-	2	6	1
Expenses:					
Mortality, expense risk and other charges	10	-	7	4	1
Annual administrative charges	-	-	-	-	-
Minimum death benefit guarantee charges	-	-	-	-	-
Contingent deferred sales charges	-	-	-	-	-
Other contract charges	4	-	-	-	-
Amortization of deferred charges	-	-	-	-	-
Total expenses	14	-	7	4	1
Net investment income (loss)	(11)	-	(5)	2	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	11	-	20	3	-
Capital gains distributions	25	-	34	-	-
Total realized gain (loss) on investments and capital gains distributions	36	-	54	3	-
Net unrealized appreciation (depreciation) of investments	62	-	67	(23)	(1)
Net realized and unrealized gain (loss) on investments	98	-	121	(20)	(1)
Net increase (decrease) in net assets resulting from operations	$ 87	$ -	$ 116	$ (18)	$ (1)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class	ING Davis Venture Value Portfolio - Service Class	ING Fundamental Research Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ 3	$ 1
Total investment income	-	-	-	3	1
Expenses:					
Mortality, expense risk					
and other charges	5	1,939	418	759	4
Annual administrative charges	-	19	9	12	-
Minimum death benefit guarantee charges	-	-	-	-	-
Contingent deferred sales charges	-	18	3	4	-
Other contract charges	-	448	92	158	-
Amortization of deferred charges	-	-	-	-	-
Total expenses	5	2,424	522	933	4
Net investment income (loss)	(5)	(2,424)	(522)	(930)	(3)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	31	2,034	(179)	110	(5)
Capital gains distributions	2	1,111	-	3,501	6
Total realized gain (loss) on investments					
and capital gains distributions	33	3,145	(179)	3,611	1
Net unrealized appreciation					
(depreciation) of investments	51	11,324	4,129	3,975	13
Net realized and unrealized gain (loss)					
on investments	84	14,469	3,950	7,586	14
Net increase (decrease) in net assets					
resulting from operations	$ 79	$ 12,045	$ 3,428	$ 6,656	$ 11

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Fundamental Research Portfolio - Service Class	ING Goldman Sachs® Capital Growth Portfolio - Service Class	ING JPMorgan International Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason Partners Aggressive Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 1	$ -	$ 178	$ 1	$ -
Total investment income	1	-	178	1	-
Expenses:					
Mortality, expense risk and other charges	17	-	2,120	392	2,840
Annual administrative charges	-	-	32	3	39
Minimum death benefit guarantee charges	-	-	-	-	-
Contingent deferred sales charges	-	-	22	4	38
Other contract charges	5	-	592	21	892
Amortization of deferred charges	-	-	-	-	-
Total expenses	22	-	2,766	420	3,809
Net investment income (loss)	(21)	-	(2,588)	(419)	(3,809)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	25	-	5,411	728	3,513
Capital gains distributions	16	-	-	168	-
Total realized gain (loss) on investments and capital gains distributions	41	-	5,411	896	3,513
Net unrealized appreciation (depreciation) of investments	60	3	18,009	2,833	11,976
Net realized and unrealized gain (loss) on investments	101	3	23,420	3,729	15,489
Net increase (decrease) in net assets resulting from operations	$ 80	$ 3	$ 20,832	$ 3,310	$ 11,680

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Neuberger Berman Partners Portfolio - Service Class	ING Neuberger Berman Regency Portfolio - Service Class	ING OpCap Balanced Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 9	$ 10	$ 12	$ 52
Total investment income	-	9	10	12	52
Expenses:					
Mortality, expense risk					
and other charges	141	18	9	219	1,190
Annual administrative charges	32	-	-	3	19
Minimum death benefit guarantee charges	-	-	-	-	-
Contingent deferred sales charges	1	-	-	3	21
Other contract charges	19	3	-	5	265
Amortization of deferred charges	-	-	-	-	-
Total expenses	193	21	9	230	1,495
Net investment income (loss)	(193)	(12)	1	(218)	(1,443)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	164	17	72	842	654
Capital gains distributions	-	9	-	25	121
Total realized gain (loss) on investments					
and capital gains distributions	164	26	72	867	775
Net unrealized appreciation					
(depreciation) of investments	(1,075)	168	9	1,950	11,458
Net realized and unrealized gain (loss)					
on investments	(911)	194	81	2,817	12,233
Net increase (decrease) in net assets					
resulting from operations	$ (1,104)	$ 182	$ 82	$ 2,599	$ 10,790

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 4	$ 48	$ 2	$ 1	$ 1
Total investment income	4	48	2	1	1
Expenses:					
Mortality, expense risk					
and other charges	33	25	13	6	6
Annual administrative charges	-	-	-	-	-
Minimum death benefit guarantee charges	-	-	-	-	-
Contingent deferred sales charges	-	-	-	-	-
Other contract charges	-	-	2	-	1
Amortization of deferred charges	-	-	-	-	-
Total expenses	33	25	15	6	7
Net investment income (loss)	(29)	23	(13)	(5)	(6)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	17	14	20	1	(7)
Capital gains distributions	-	-	1	1	1
Total realized gain (loss) on investments					
and capital gains distributions	17	14	21	2	(6)
Net unrealized appreciation					
(depreciation) of investments	277	47	157	93	116
Net realized and unrealized gain (loss)					
on investments	294	61	178	95	110
Net increase (decrease) in net assets					
resulting from operations	$ 265	$ 84	$ 165	$ 90	$ 104

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 1	$ -	$ -	$ 245
Total investment income	-	1	-	-	245
Expenses:					
Mortality, expense risk and other charges	1	3	13	31	116
Annual administrative charges	-	-	-	-	3
Minimum death benefit guarantee charges	-	-	-	-	-
Contingent deferred sales charges	-	-	-	-	-
Other contract charges	-	-	1	1	22
Amortization of deferred charges	-	-	-	-	-
Total expenses	1	3	14	32	141
Net investment income (loss)	(1)	(2)	(14)	(32)	104
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	3	25	191	27
Capital gains distributions	-	-	35	6	16
Total realized gain (loss) on investments and capital gains distributions	-	3	60	197	43
Net unrealized appreciation (depreciation) of investments	18	25	64	255	1,998
Net realized and unrealized gain (loss) on investments	18	28	124	452	2,041
Net increase (decrease) in net assets resulting from operations	$ 17	$ 26	$ 110	$ 420	$ 2,145

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Thornburg Value Portfolio - Initial Class	ING Thornburg Value Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING UBS U.S. Small Cap Growth Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 16	$ 1	$ 72	$ -	$ 1,361
Total investment income	16	1	72	-	1,361
Expenses:					
Mortality, expense risk and other charges	54	24	192	14	3,321
Annual administrative charges	1	1	2	1	42
Minimum death benefit guarantee charges	-	-	-	-	-
Contingent deferred sales charges	1	-	3	-	36
Other contract charges	2	5	39	4	905
Amortization of deferred charges	-	-	-	-	-
Total expenses	58	30	236	19	4,304
Net investment income (loss)	(42)	(29)	(164)	(19)	(2,943)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	129	220	741	63	4,830
Capital gains distributions	-	-	-	43	9,302
Total realized gain (loss) on investments and capital gains distributions	129	220	741	106	14,132
Net unrealized appreciation (depreciation) of investments	356	175	1,313	(79)	13,498
Net realized and unrealized gain (loss) on investments	485	395	2,054	27	27,630
Net increase (decrease) in net assets resulting from operations	$ 443	$ 366	$ 1,890	$ 8	$ 24,687

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Van Kampen Equity and Income Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Service Class	ING VP Strategic Allocation Conservative Portfolio - Class S	ING VP Strategic Allocation Growth Portfolio - Class S	ING VP Strategic Allocation Moderate Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 78	$ 1,057	$ 6	$ 1	$ 5
Total investment income	78	1,057	6	1	5
Expenses:					
Mortality, expense risk					
and other charges	33	905	4	2	5
Annual administrative charges	11	1	-	-	-
Minimum death benefit guarantee charges	-	-	-	-	-
Contingent deferred sales charges	13	-	-	-	-
Other contract charges	204	4	2	-	-
Amortization of deferred charges	-	-	-	-	-
Total expenses	261	910	6	2	5
Net investment income (loss)	(183)	147	-	(1)	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	67	484	3	2	14
Capital gains distributions	138	1,995	8	1	7
Total realized gain (loss) on investments					
and capital gains distributions	205	2,479	11	3	21
Net unrealized appreciation					
(depreciation) of investments	189	2,922	25	20	29
Net realized and unrealized gain (loss)					
on investments	394	5,401	36	23	50
Net increase (decrease) in net assets					
resulting from operations	$ 211	$ 5,548	$ 36	$ 22	$ 50

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING VP Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 1	ING GET U.S. Core Portfolio - Series 2	ING GET U.S. Core Portfolio - Series 3	ING GET U.S. Core Portfolio - Series 4
Net investment income (loss)					
Income:					
Dividends	$ 46	$ 2,792	$ 2,214	$ 2,063	$ 1,466
Total investment income	46	2,792	2,214	2,063	1,466
Expenses:					
Mortality, expense risk and other charges	30	2,322	1,664	1,722	1,159
Annual administrative charges	-	33	22	23	16
Minimum death benefit guarantee charges	-	-	-	-	-
Contingent deferred sales charges	-	64	43	48	27
Other contract charges	1	1	1	-	2
Amortization of deferred charges	-	-	-	-	-
Total expenses	31	2,420	1,730	1,793	1,204
Net investment income (loss)	15	372	484	270	262
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	161	127	117	208	558
Capital gains distributions	-	2,142	748	43	955
Total realized gain (loss) on investments and capital gains distributions	161	2,269	865	251	1,513
Net unrealized appreciation (depreciation) of investments	271	2,548	1,727	2,440	967
Net realized and unrealized gain (loss) on investments	432	4,817	2,592	2,691	2,480
Net increase (decrease) in net assets resulting from operations	$ 447	$ 5,189	$ 3,076	$ 2,961	$ 2,742

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9
Net investment income (loss)					
Income:					
Dividends	$ 610	$ 826	$ 647	$ 228	$ 180
Total investment income	610	826	647	228	180
Expenses:					
Mortality, expense risk and other charges	663	717	594	244	275
Annual administrative charges	8	9	6	3	3
Minimum death benefit guarantee charges	-	-	-	-	-
Contingent deferred sales charges	10	34	36	3	4
Other contract charges	-	-	-	-	-
Amortization of deferred charges	-	-	-	-	-
Total expenses	681	760	636	250	282
Net investment income (loss)	(71)	66	11	(22)	(102)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	640	644	558	213	333
Capital gains distributions	1,279	239	-	49	-
Total realized gain (loss) on investments and capital gains distributions	1,919	883	558	262	333
Net unrealized appreciation (depreciation) of investments	669	1,568	1,342	723	792
Net realized and unrealized gain (loss) on investments	2,588	2,451	1,900	985	1,125
Net increase (decrease) in net assets resulting from operations	$ 2,517	$ 2,517	$ 1,911	$ 963	$ 1,023

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13	ING VP Global Equity Dividend Portfolio
Net investment income (loss)					
Income:					
Dividends	$ 77	$ 17	$ -	$ -	$ 2,306
Total investment income	77	17	-	-	2,306
Expenses:					
Mortality, expense risk and other charges	224	262	61	83	1,049
Annual administrative charges	2	3	1	4	18
Minimum death benefit guarantee charges	-	-	-	-	-
Contingent deferred sales charges	11	1	13	5	21
Other contract charges	-	-	-	-	255
Amortization of deferred charges	-	-	-	-	-
Total expenses	237	266	75	92	1,343
Net investment income (loss)	(160)	(249)	(75)	(92)	963
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	121	216	57	32	4,675
Capital gains distributions	8	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	129	216	57	32	4,675
Net unrealized appreciation (depreciation) of investments	721	725	533	(171)	7,614
Net realized and unrealized gain (loss) on investments	850	941	590	(139)	12,289
Net increase (decrease) in net assets resulting from operations	$ 690	$ 692	$ 515	$ (231)	$ 13,252

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING VP Global Science and Technology Portfolio - Class S	ING VP Growth Portfolio - Class S	ING VP Index Plus LargeCap Portfolio - Class S	ING VP Index Plus MidCap Portfolio - Class S	ING VP Index Plus SmallCap Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 1,666	$ 882	$ 426
Total investment income	-	-	1,666	882	426
Expenses:					
Mortality, expense risk and other charges	4	2	3,091	3,409	2,999
Annual administrative charges	-	-	38	44	38
Minimum death benefit guarantee charges	-	-	-	-	-
Contingent deferred sales charges	-	-	50	46	43
Other contract charges	1	-	769	750	673
Amortization of deferred charges	-	-	-	-	-
Total expenses	5	2	3,948	4,249	3,753
Net investment income (loss)	(5)	(2)	(2,282)	(3,367)	(3,327)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	6	18	5,948	3,222	3,328
Capital gains distributions	-	-	-	14,503	8,619
Total realized gain (loss) on investments and capital gains distributions	6	18	5,948	17,725	11,947
Net unrealized appreciation (depreciation) of investments	3	(11)	17,530	(1,785)	8,014
Net realized and unrealized gain (loss) on investments	9	7	23,478	15,940	19,961
Net increase (decrease) in net assets resulting from operations	$ 4	$ 5	$ 21,196	$ 12,573	$ 16,634

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING VP International Equity Portfolio - Class S	ING VP Small Company Portfolio - Class S	ING VP Value Opportunity Portfolio - Class S	ING VP Convertible Portfolio - Class S	ING VP Financial Services Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 7	$ 3	$ 390	$ 70	$ 928
Total investment income	7	3	390	70	928
Expenses:					
Mortality, expense risk and other charges	6	16	448	41	1,348
Annual administrative charges	-	-	8	-	24
Minimum death benefit guarantee charges	-	-	-	-	-
Contingent deferred sales charges	-	-	10	2	24
Other contract charges	1	-	76	1	350
Amortization of deferred charges	-	-	-	-	-
Total expenses	7	16	542	44	1,746
Net investment income (loss)	-	(13)	(152)	26	(818)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	39	71	613	(241)	2,600
Capital gains distributions	-	215	-	664	205
Total realized gain (loss) on investments and capital gains distributions	39	286	613	423	2,805
Net unrealized appreciation (depreciation) of investments	69	(57)	2,987	(55)	9,020
Net realized and unrealized gain (loss) on investments	108	229	3,600	368	11,825
Net increase (decrease) in net assets resulting from operations	$ 108	$ 216	$ 3,448	$ 394	$ 11,007

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING VP International Value Portfolio - Class S	ING VP LargeCap Growth Portfolio - Class S	ING VP MidCap Opportunities Portfolio - Class S	ING VP Real Estate Portfolio - Class S	ING VP SmallCap Opportunities Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 91	$ -	$ -	$ 57	$ -
Total investment income	91	-	-	57	-
Expenses:					
Mortality, expense risk					
and other charges	39	21	498	23	2,054
Annual administrative charges	-	-	9	-	35
Minimum death benefit guarantee charges	-	-	-	-	-
Contingent deferred sales charges	-	1	10	-	33
Other contract charges	2	-	130	-	581
Amortization of deferred charges	-	-	-	-	-
Total expenses	41	22	647	23	2,703
Net investment income (loss)	50	(22)	(647)	34	(2,703)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	96	378	1,446	29	9,359
Capital gains distributions	349	162	-	91	-
Total realized gain (loss) on investments					
and capital gains distributions	445	540	1,446	120	9,359
Net unrealized appreciation					
(depreciation) of investments	568	(457)	772	581	3,638
Net realized and unrealized gain (loss)					
on investments	1,013	83	2,218	701	12,997
Net increase (decrease) in net assets					
resulting from operations	$ 1,063	$ 61	$ 1,571	$ 735	$ 10,294

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING VP Balanced Portfolio - Class S	ING VP Intermediate Bond Portfolio - Class S	Legg Mason Partners Variable Appreciation Portfolio	Legg Mason Partners Variable High Income Portfolio	Legg Mason Partners Variable International All Cap Growth Portfolio
Net investment income (loss)					
Income:					
Dividends	$ 71	$ 23,123	$ -	$ 10	$ 3
Total investment income	71	23,123	-	10	3
Expenses:					
Mortality, expense risk and other charges	107	7,072	2	2	2
Annual administrative charges	1	101	-	-	-
Minimum death benefit guarantee charges	-	-	-	-	-
Contingent deferred sales charges	(5)	117	-	-	-
Other contract charges	4	1,459	-	-	-
Amortization of deferred charges	-	(1)	-	-	-
Total expenses	107	8,748	2	2	2
Net investment income (loss)	(36)	14,375	(2)	8	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	213	(3,956)	75	-	(4)
Capital gains distributions	-	-	-	-	3
Total realized gain (loss) on investments and capital gains distributions	213	(3,956)	75	-	(1)
Net unrealized appreciation (depreciation) of investments	397	(1,188)	(52)	7	31
Net realized and unrealized gain (loss) on investments	610	(5,144)	23	7	30
Net increase (decrease) in net assets resulting from operations	$ 574	$ 9,231	$ 21	$ 15	$ 31

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	Legg Mason Partners Variable Large Cap Value Portfolio	Legg Mason Partners Variable Money Market Portfolio	Colonial Small Cap Value Fund, Variable Series - Class B	Oppenheimer Main Street Small Cap Fund®/VA - Service Class	PIMCO Real Return Portfolio - Administrative Class
Net investment income (loss)					
Income:					
Dividends	$ 3	$ 1	$ 1,164	$ -	$ 37
Total investment income	3	1	1,164	-	37
Expenses:					
Mortality, expense risk and other charges	4	-	6,269	3	7
Annual administrative charges	-	-	91	-	-
Minimum death benefit guarantee charges	-	-	-	-	-
Contingent deferred sales charges	-	1	102	-	-
Other contract charges	-	-	1,907	1	-
Amortization of deferred charges	-	-	-	-	-
Total expenses	4	1	8,369	4	7
Net investment income (loss)	(1)	-	(7,205)	(4)	30
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(4)	-	24,695	6	(5)
Capital gains distributions	4	-	9,067	4	34
Total realized gain (loss) on investments and capital gains distributions	-	-	33,762	10	29
Net unrealized appreciation (depreciation) of investments	43	-	25,822	45	(57)
Net realized and unrealized gain (loss) on investments	43	-	59,584	55	(28)
Net increase (decrease) in net assets resulting from operations	$ 42	$ -	$ 52,379	$ 51	$ 2

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	PIMCO StocksPLUS® Growth and Income Portfolio - Administrative Class	Pioneer Equity Income VCT Portfolio - Class II	Pioneer Small Cap Value VCT Portfolio - Class II	Pioneer Small Company VCT Portfolio - Class II	ProFund VP Bull
Net investment income (loss)					
Income:					
Dividends	$ 553	$ 139	$ -	$ 237	$ 145
Total investment income	553	139	-	237	145
Expenses:					
Mortality, expense risk and other charges	737	50	64	46	984
Annual administrative charges	(9)	-	2	-	19
Minimum death benefit guarantee charges	-	-	-	-	-
Contingent deferred sales charges	21	-	1	2	29
Other contract charges	65	2	2	2	188
Amortization of deferred charges	-	-	-	-	-
Total expenses	814	52	69	50	1,220
Net investment income (loss)	(261)	87	(69)	187	(1,075)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	38,822	114	(6)	724	2,935
Capital gains distributions	-	76	205	-	2,833
Total realized gain (loss) on investments and capital gains distributions	38,822	190	199	724	5,768
Net unrealized appreciation (depreciation) of investments	(32,132)	778	341	(462)	1,234
Net realized and unrealized gain (loss) on investments	6,690	968	540	262	7,002
Net increase (decrease) in net assets resulting from operations	$ 6,429	$ 1,055	$ 471	$ 449	$ 5,927

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ProFund VP Europe 30	ProFund VP Rising Rates Opportunity	ProFund VP Small-Cap	Putnam VT International Growth and Income Fund - Class IB Shares	Wells Fargo Advantage Asset Allocation Fund
Net investment income (loss)					
Income:					
Dividends	$ 113	$ 989	$ -	$ 41	$ 77
Total investment income	113	989	-	41	77
Expenses:					
Mortality, expense risk					
and other charges	588	1,021	1,935	17	59
Annual administrative charges	10	13	32	-	1
Minimum death benefit guarantee charges	-	-	-	-	-
Contingent deferred sales charges	17	28	39	-	1
Other contract charges	134	204	459	-	21
Amortization of deferred charges	-	-	-	-	-
Total expenses	749	1,266	2,465	17	82
Net investment income (loss)	(636)	(277)	(2,465)	24	(5)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,472	4,204	6,077	1,570	30
Capital gains distributions	648	-	1,640	-	38
Total realized gain (loss) on investments					
and capital gains distributions	2,120	4,204	7,717	1,570	68
Net unrealized appreciation					
(depreciation) of investments	3,139	(80)	7,390	(1,122)	235
Net realized and unrealized gain (loss)					
on investments	5,259	4,124	15,107	448	303
Net increase (decrease) in net assets					
resulting from operations	$ 4,623	$ 3,847	$ 12,642	$ 472	$ 298

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	Wells Fargo Advantage C&B Large Cap Value Fund	Wells Fargo Advantage Equity Income Fund	Wells Fargo Advantage Large Company Growth Fund	Wells Fargo Advantage Money Market Fund	Wells Fargo Advantage Small Cap Growth Fund
Net investment income (loss)					
Income:					
Dividends	$ 8	$ 16	$ -	$ 24	$ -
Total investment income	8	16	-	24	-
Expenses:					
Mortality, expense risk					
and other charges	11	20	56	11	16
Annual administrative charges	-	-	-	-	-
Minimum death benefit guarantee charges	-	-	-	-	-
Contingent deferred sales charges	-	-	2	-	-
Other contract charges	3	5	17	1	4
Amortization of deferred charges	-	-	-	-	-
Total expenses	14	25	75	12	20
Net investment income (loss)	(6)	(9)	(75)	12	(20)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	24	15	17	-	10
Capital gains distributions	-	2	-	-	21
Total realized gain (loss) on investments					
and capital gains distributions	24	17	17	-	31
Net unrealized appreciation					
(depreciation) of investments	80	144	39	-	142
Net realized and unrealized gain (loss)					
on investments	104	161	56	-	173
Net increase (decrease) in net assets					
resulting from operations	$ 98	$ 152	$ (19)	$ 12	$ 153

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	Wells Fargo Advantage Total Return Bond Fund
Net investment income (loss)	
Income:	
Dividends	$ 63
Total investment income	63
Expenses:	
Mortality, expense risk and other charges	25
Annual administrative charges	-
Minimum death benefit guarantee charges	-
Contingent deferred sales charges	-
Other contract charges	8
Amortization of deferred charges	-
Total expenses	33
Net investment income (loss)	30
Realized and unrealized gain (loss)	
on investments	
Net realized gain (loss) on investments	(5)
Capital gains distributions	-
Total realized gain (loss) on investments and capital gains distributions	(5)
Net unrealized appreciation (depreciation) of investments	(4)
Net realized and unrealized gain (loss) on investments	(9)
Net increase (decrease) in net assets resulting from operations	$ 21

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	AIM V.I. Leisure Fund - Series I Shares	Columbia Asset Allocation Fund, Variable Series - Class A	Columbia Federal Securities Fund, Variable Series - Class A	Columbia Large Cap Growth Fund, Variable Series - Class A
Net assets at January 1, 2005	$ 55,920	$ 601	$ 90	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(578)	5	4	(5)
Total realized gain (loss) on investments and capital gains distributions	4,614	25	-	-
Net unrealized appreciation (depreciation) of investments	(5,874)	(6)	(3)	21
Net increase (decrease) in net assets from operations	(1,838)	24	1	16
Changes from principal transactions:				
Premiums	9,982	-	-	-
Surrenders and withdrawals	(9,739)	(101)	(6)	498
Death benefits	(404)	-	-	-
Transfers between Divisions (including fixed account), net	(10)	(1)	-	1
Increase (decrease) in net assets derived from principal transactions	(171)	(102)	(6)	499
Total increase (decrease) in net assets	(2,009)	(78)	(5)	515
Net assets at December 31, 2005	53,911	523	85	515
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(608)	5	4	(6)
Total realized gain (loss) on investments and capital gains distributions	5,757	40	-	3
Net unrealized appreciation (depreciation) of investments	4,848	5	(1)	45
Net increase (decrease) in net assets from operations	9,997	50	3	42
Changes from principal transactions:				
Premiums	2,335	-	-	-
Surrenders and withdrawals	(13,353)	(27)	(6)	(8)
Death benefits	(463)	(8)	-	(2)
Transfers between Divisions (including fixed account), net	(10)	2	(1)	-
Increase (decrease) in net assets derived from principal transactions	(11,491)	(33)	(7)	(10)
Total increase (decrease) in net assets	(1,494)	17	(4)	32
Net assets at December 31, 2006	$ 52,417	$ 540	$ 81	$ 547

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	Columbia Small Company Growth Fund, Variable Series - Class A	Fidelity® VIP Equity-Income Portfolio - Service Class 2	Fidelity® VIP Growth Portfolio - Service Class 2	Fidelity® VIP Overseas Portfolio - Service Class 2
Net assets at January 1, 2005	$ 81	$ 245,414	$ 239,959	$ 458
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(1,969)	(4,287)	(2)
Total realized gain (loss) on investments				
and capital gains distributions	2	13,886	8,674	6
Net unrealized appreciation (depreciation)				
of investments	-	(2,859)	1,208	45
Net increase (decrease) in net assets from operations	1	9,058	5,595	49
Changes from principal transactions:				
Premiums	-	45,329	11,272	159
Surrenders and withdrawals	(4)	(21,169)	(49,518)	(217)
Death benefits	-	(2,098)	(1,322)	-
Transfers between Divisions				
(including fixed account), net	-	11	(30)	1
Increase (decrease) in net assets derived from				
principal transactions	(4)	22,073	(39,598)	(57)
Total increase (decrease) in net assets	(3)	31,131	(34,003)	(8)
Net assets at December 31, 2005	78	276,545	205,956	450
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	2,725	(1,116)	2
Total realized gain (loss) on investments				
and capital gains distributions	2	45,209	28,840	126
Net unrealized appreciation (depreciation)				
of investments	7	3,831	(19,726)	(65)
Net increase (decrease) in net assets from operations	8	51,765	7,998	63
Changes from principal transactions:				
Premiums	-	34,881	214	263
Surrenders and withdrawals	(3)	15,791	(213,576)	(777)
Death benefits	-	(2,948)	(584)	-
Transfers between Divisions				
(including fixed account), net	(1)	(11)	(8)	1
Increase (decrease) in net assets derived from				
principal transactions	(4)	47,713	(213,954)	(513)
Total increase (decrease) in net assets	4	99,478	(205,956)	(450)
Net assets at December 31, 2006	$ 82	$ 376,023	$ -	$ -

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Service Class 2	Franklin Small Cap Value Securities Fund - Class 2	Mutual Shares Securities Fund - Class 2	ING GET Fund - Series N
Net assets at January 1, 2005	$ 46,859	$ 1,018	$ -	$ 17,679
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,971)	(5)	-	270
Total realized gain (loss) on investments and capital gains distributions	1,205	73	-	(56)
Net unrealized appreciation (depreciation) of investments	19,745	60	-	(242)
Net increase (decrease) in net assets from operations	18,979	128	-	(28)
Changes from principal transactions:				
Premiums	84,508	1,084	-	(12)
Surrenders and withdrawals	117,745	170	-	(2,861)
Death benefits	(308)	-	-	(325)
Transfers between Divisions (including fixed account), net	125	-	-	1
Increase (decrease) in net assets derived from principal transactions	202,070	1,254	-	(3,197)
Total increase (decrease) in net assets	221,049	1,382	-	(3,225)
Net assets at December 31, 2005	267,908	2,400	-	14,454
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4,188)	(15)	(406)	609
Total realized gain (loss) on investments and capital gains distributions	51,769	268	139	(563)
Net unrealized appreciation (depreciation) of investments	(10,078)	258	5,098	211
Net increase (decrease) in net assets from operations	37,503	511	4,831	257
Changes from principal transactions:				
Premiums	206,130	2,732	29,138	(6)
Surrenders and withdrawals	51,996	(78)	43,288	(14,514)
Death benefits	(2,360)	-	(109)	(190)
Transfers between Divisions (including fixed account), net	74	(2)	(2)	(1)
Increase (decrease) in net assets derived from principal transactions	255,840	2,652	72,315	(14,711)
Total increase (decrease) in net assets	293,343	3,163	77,146	(14,454)
Net assets at December 31, 2006	$ 561,251	$ 5,563	$ 77,146	$ -

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING GET Fund - Series P	ING GET Fund - Series Q	ING GET Fund - Series R	ING GET Fund - Series S
Net assets at January 1, 2005	$ 84,983	$ 107,135	$ 113,390	$ 134,146
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,216	1,642	1,140	498
Total realized gain (loss) on investments				
and capital gains distributions	(249)	521	3,427	3,921
Net unrealized appreciation (depreciation)				
of investments	(1,646)	(2,797)	(5,242)	(5,012)
Net increase (decrease) in net assets from operations	(679)	(634)	(675)	(593)
Changes from principal transactions:				
Premiums	(60)	(74)	(35)	(59)
Surrenders and withdrawals	(16,564)	(23,330)	(28,007)	(35,763)
Death benefits	(1,133)	(2,367)	(1,250)	(999)
Transfers between Divisions				
(including fixed account), net	1	(3)	(4)	(8)
Increase (decrease) in net assets derived from				
principal transactions	(17,756)	(25,774)	(29,296)	(36,829)
Total increase (decrease) in net assets	(18,435)	(26,408)	(29,971)	(37,422)
Net assets at December 31, 2005	66,548	80,727	83,419	96,724
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,875	1,366	1,052	824
Total realized gain (loss) on investments				
and capital gains distributions	(2,998)	226	2,044	1,168
Net unrealized appreciation (depreciation)				
of investments	1,436	641	193	2,037
Net increase (decrease) in net assets from operations	1,313	2,233	3,289	4,029
Changes from principal transactions:				
Premiums	(57)	(41)	(38)	(30)
Surrenders and withdrawals	(66,962)	(18,031)	(15,583)	(22,780)
Death benefits	(841)	(1,320)	(1,184)	(737)
Transfers between Divisions				
(including fixed account), net	(1)	(1)	(2)	2
Increase (decrease) in net assets derived from				
principal transactions	(67,861)	(19,393)	(16,807)	(23,545)
Total increase (decrease) in net assets	(66,548)	(17,160)	(13,518)	(19,516)
Net assets at December 31, 2006	$ -	$ 63,567	$ 69,901	$ 77,208

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING GET Fund - Series T	ING GET Fund - Series U	ING GET Fund - Series V	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
Net assets at January 1, 2005	$ 136,447	$ 143,398	$ 231,030	$ 517,014
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	550	(87)	(486)	(8,692)
Total realized gain (loss) on investments and capital gains distributions	4,419	6,890	(697)	40,539
Net unrealized appreciation (depreciation) of investments	(5,976)	(8,102)	(1,771)	(16,040)
Net increase (decrease) in net assets from operations	(1,007)	(1,299)	(2,954)	15,807
Changes from principal transactions:				
Premiums	(81)	(65)	(95)	29,430
Surrenders and withdrawals	(28,608)	(22,641)	(48,387)	(88,122)
Death benefits	(2,332)	(1,592)	(1,746)	(8,173)
Transfers between Divisions (including fixed account), net	(2)	6	38	(35)
Increase (decrease) in net assets derived from principal transactions	(31,023)	(24,292)	(50,190)	(66,900)
Total increase (decrease) in net assets	(32,030)	(25,591)	(53,144)	(51,093)
Net assets at December 31, 2005	104,417	117,807	177,886	465,921
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	814	442	254	(9,053)
Total realized gain (loss) on investments and capital gains distributions	1,750	602	(798)	97,959
Net unrealized appreciation (depreciation) of investments	1,143	3,532	3,194	(94,836)
Net increase (decrease) in net assets from operations	3,707	4,576	2,650	(5,930)
Changes from principal transactions:				
Premiums	(58)	(43)	(119)	36,365
Surrenders and withdrawals	(25,045)	(35,648)	(58,931)	(65,404)
Death benefits	(1,510)	(1,639)	(2,685)	(7,471)
Transfers between Divisions (including fixed account), net	(2)	8	1	(23)
Increase (decrease) in net assets derived from principal transactions	(26,615)	(37,322)	(61,734)	(36,533)
Total increase (decrease) in net assets	(22,908)	(32,746)	(59,084)	(42,463)
Net assets at December 31, 2006	$ 81,509	$ 85,061	$ 118,802	$ 423,458

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING AllianceBernstein Mid Cap Growth Portfolio - Service 2 Class	ING American Funds Growth Portfolio	ING American Funds Growth-Income Portfolio	ING American Funds International Portfolio
Net assets at January 1, 2005	$ 12,840	$ 854,063	$ 661,150	$ 316,864
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(343)	(26,218)	(15,961)	(8,026)
Total realized gain (loss) on investments and capital gains distributions	322	1,746	1,107	2,792
Net unrealized appreciation (depreciation) of investments	859	185,941	47,900	102,227
Net increase (decrease) in net assets from operations	838	161,469	33,046	96,993
Changes from principal transactions:				
Premiums	3,379	432,390	327,685	169,453
Surrenders and withdrawals	347	76,395	17,083	103,548
Death benefits	(59)	(7,405)	(7,739)	(3,339)
Transfers between Divisions (including fixed account), net	(4)	(139)	22	(29)
Increase (decrease) in net assets derived from principal transactions	3,663	501,241	337,051	269,633
Total increase (decrease) in net assets	4,501	662,710	370,097	366,626
Net assets at December 31, 2005	17,341	1,516,773	1,031,247	683,490
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(457)	(36,606)	(18,454)	(13,251)
Total realized gain (loss) on investments and capital gains distributions	2,845	9,422	7,901	13,394
Net unrealized appreciation (depreciation) of investments	(2,701)	150,937	149,603	129,485
Net increase (decrease) in net assets from operations	(313)	123,753	139,050	129,628
Changes from principal transactions:				
Premiums	2,756	408,391	261,877	228,593
Surrenders and withdrawals	(844)	(58,627)	(48,049)	44,708
Death benefits	(125)	(11,198)	(10,033)	(8,234)
Transfers between Divisions (including fixed account), net	(8)	(73)	26	124
Increase (decrease) in net assets derived from principal transactions	1,779	338,493	203,821	265,191
Total increase (decrease) in net assets	1,466	462,246	342,871	394,819
Net assets at December 31, 2006	$ 18,807	$ 1,979,019	$ 1,374,118	$ 1,078,309

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING BlackRock Large Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Value Portfolio - Service Class	ING BlackRock Large Cap Value Portfolio - Service 2 Class	ING Capital Guardian Small/Mid Cap Portfolio - Service Class
Net assets at January 1, 2005	$ 18,861	$ 40,913	$ 2,419	$ 538,021
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,255)	(938)	(63)	(8,628)
Total realized gain (loss) on investments				
and capital gains distributions	1,861	1,543	99	29,745
Net unrealized appreciation (depreciation)				
of investments	9,013	490	55	(38,485)
Net increase (decrease) in net assets from operations	9,619	1,095	91	(17,368)
Changes from principal transactions:				
Premiums	6,077	7,388	999	31,814
Surrenders and withdrawals	117,546	(7,024)	(323)	(89,913)
Death benefits	(244)	(239)	(52)	(7,133)
Transfers between Divisions				
(including fixed account), net	52	(9)	(2)	(50)
Increase (decrease) in net assets derived from				
principal transactions	123,431	116	622	(65,282)
Total increase (decrease) in net assets	133,050	1,211	713	(82,650)
Net assets at December 31, 2005	151,911	42,124	3,132	455,371
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3,154)	(1,017)	(74)	(6,968)
Total realized gain (loss) on investments				
and capital gains distributions	11,812	3,666	154	34,105
Net unrealized appreciation (depreciation)				
of investments	(1,992)	4,627	383	16,487
Net increase (decrease) in net assets from operations	6,666	7,276	463	43,624
Changes from principal transactions:				
Premiums	7,522	13,483	657	9,367
Surrenders and withdrawals	(18,705)	8,166	351	(84,331)
Death benefits	(1,836)	(503)	(44)	(6,389)
Transfers between Divisions				
(including fixed account), net	(35)	(7)	-	(39)
Increase (decrease) in net assets derived from				
principal transactions	(13,054)	21,139	964	(81,392)
Total increase (decrease) in net assets	(6,388)	28,415	1,427	(37,768)
Net assets at December 31, 2006	$ 145,523	$ 70,539	$ 4,559	$ 417,603

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Capital Guardian Small/Mid Cap Portfolio - Service 2 Class	ING Capital Guardian U.S. Equities Portfolio - Service Class	ING Capital Guardian U.S. Equities Portfolio - Service 2 Class	ING Eagle Asset Capital Appreciation Portfolio - Service Class
Net assets at January 1, 2005	$ 7,939	$ 648,665	$ 10,041	$ 223,247
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(188)	(10,246)	(204)	(1,325)
Total realized gain (loss) on investments and capital gains distributions	218	9,136	321	7,892
Net unrealized appreciation (depreciation) of investments	(293)	23,268	282	(10,169)
Net increase (decrease) in net assets from operations	(263)	22,158	399	(3,602)
Changes from principal transactions:				
Premiums	1,817	37,299	915	8,641
Surrenders and withdrawals	(352)	(104,143)	(247)	(39,830)
Death benefits	(4)	(8,092)	(142)	(4,211)
Transfers between Divisions (including fixed account), net	1	(86)	(3)	(18)
Increase (decrease) in net assets derived from principal transactions	1,462	(75,022)	523	(35,418)
Total increase (decrease) in net assets	1,199	(52,864)	922	(39,020)
Net assets at December 31, 2005	9,138	595,801	10,963	184,227
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(197)	(9,638)	(222)	591
Total realized gain (loss) on investments and capital gains distributions	306	59,337	1,214	57,512
Net unrealized appreciation (depreciation) of investments	774	(5,967)	(206)	(34,192)
Net increase (decrease) in net assets from operations	883	43,732	786	23,911
Changes from principal transactions:				
Premiums	416	18,090	362	1,838
Surrenders and withdrawals	(979)	(89,374)	(856)	(205,695)
Death benefits	(59)	(6,942)	(154)	(4,267)
Transfers between Divisions (including fixed account), net	(4)	7	(2)	(14)
Increase (decrease) in net assets derived from principal transactions	(626)	(78,219)	(650)	(208,138)
Total increase (decrease) in net assets	257	(34,487)	136	(184,227)
Net assets at December 31, 2006	$ 9,395	$ 561,314	$ 11,099	$ -

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Eagle Asset Capital Appreciation Portfolio - Service 2 Class	ING EquitiesPlus Portfolio - Service Class	ING EquitiesPlus Portfolio - Service 2 Class	ING Evergreen Health Sciences Portfolio - Service Class
Net assets at January 1, 2005	$ 1,905	$ -	$ -	$ 29,371
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(25)	-	-	(1,750)
Total realized gain (loss) on investments and capital gains distributions	37	-	-	6,647
Net unrealized appreciation (depreciation) of investments	(49)	-	-	3,512
Net increase (decrease) in net assets from operations	(37)	-	-	8,409
Changes from principal transactions:				
Premiums	885	-	-	21,309
Surrenders and withdrawals	314	-	-	102,063
Death benefits	-	-	-	(624)
Transfers between Divisions (including fixed account), net	(1)	-	-	72
Increase (decrease) in net assets derived from principal transactions	1,198	-	-	122,820
Total increase (decrease) in net assets	1,161	-	-	131,229
Net assets at December 31, 2005	3,066	-	-	160,600
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	(1,622)	-	(3,977)
Total realized gain (loss) on investments and capital gains distributions	671	223	-	4,245
Net unrealized appreciation (depreciation) of investments	(265)	9,868	3	18,675
Net increase (decrease) in net assets from operations	401	8,469	3	18,943
Changes from principal transactions:				
Premiums	188	646	30	22,996
Surrenders and withdrawals	(3,648)	119,036	-	(8,484)
Death benefits	(6)	(1,724)	-	(1,839)
Transfers between Divisions (including fixed account), net	(1)	-	-	10
Increase (decrease) in net assets derived from principal transactions	(3,467)	117,958	30	12,683
Total increase (decrease) in net assets	(3,066)	126,427	33	31,626
Net assets at December 31, 2006	$ -	$ 126,427	$ 33	$ 192,226

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Evergreen Omega Portfolio - Service Class	ING Evergreen Omega Portfolio - Service 2 Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service 2 Class
Net assets at January 1, 2005	$ 3,037	$ 317	$ 252,365	$ 9,744
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(108)	(17)	(6,575)	(363)
Total realized gain (loss) on investments and capital gains distributions	135	10	33,706	1,366
Net unrealized appreciation (depreciation) of investments	176	42	13,301	1,144
Net increase (decrease) in net assets from operations	203	35	40,432	2,147
Changes from principal transactions:				
Premiums	1,890	489	46,070	6,548
Surrenders and withdrawals	2,904	136	233,661	9,957
Death benefits	(41)	(16)	(2,648)	(23)
Transfers between Divisions (including fixed account), net	1	-	(43)	(4)
Increase (decrease) in net assets derived from principal transactions	4,754	609	277,040	16,478
Total increase (decrease) in net assets	4,957	644	317,472	18,625
Net assets at December 31, 2005	7,994	961	569,837	28,369
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(177)	(29)	(13,132)	(829)
Total realized gain (loss) on investments and capital gains distributions	411	13	81,755	4,422
Net unrealized appreciation (depreciation) of investments	117	52	(14,480)	(859)
Net increase (decrease) in net assets from operations	351	36	54,143	2,734
Changes from principal transactions:				
Premiums	1,181	269	72,508	4,384
Surrenders and withdrawals	1,042	66	(61,575)	756
Death benefits	(42)	-	(7,752)	(145)
Transfers between Divisions (including fixed account), net	6	(1)	(82)	(8)
Increase (decrease) in net assets derived from principal transactions	2,187	334	3,099	4,987
Total increase (decrease) in net assets	2,538	370	57,242	7,721
Net assets at December 31, 2006	$ 10,532	$ 1,331	$ 627,079	$ 36,090

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING FMR^{SM} Large Cap Growth Portfolio - Service Class	ING FMR^{SM} Large Cap Growth Portfolio - Service 2 Class	ING FMR^{SM} Mid Cap Growth Portfolio - Service Class	ING FMR^{SM} Mid Cap Growth Portfolio - Service 2 Class
Net assets at January 1, 2005	$ -	$ -	$ 661,572	$ 17,093
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(36)	-	(11,197)	(426)
Total realized gain (loss) on investments and capital gains distributions	53	-	46,175	899
Net unrealized appreciation (depreciation) of investments	179	-	(33,898)	(337)
Net increase (decrease) in net assets from operations	196	-	1,080	136
Changes from principal transactions:				
Premiums	380	5	23,457	3,216
Surrenders and withdrawals	8,694	10	(123,134)	(1,141)
Death benefits	(28)	-	(10,081)	(128)
Transfers between Divisions (including fixed account), net	-	1	(54)	(4)
Increase (decrease) in net assets derived from principal transactions	9,046	16	(109,812)	1,943
Total increase (decrease) in net assets	9,242	16	(108,732)	2,079
Net assets at December 31, 2005	9,242	16	552,840	19,172
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,871)	-	(9,924)	(477)
Total realized gain (loss) on investments and capital gains distributions	(1,314)	-	41,215	570
Net unrealized appreciation (depreciation) of investments	147	(16)	(20,014)	230
Net increase (decrease) in net assets from operations	(4,038)	(16)	11,277	323
Changes from principal transactions:				
Premiums	2,558	-	16,994	1,682
Surrenders and withdrawals	178,052	-	(99,221)	(1,363)
Death benefits	(771)	-	(8,319)	(92)
Transfers between Divisions (including fixed account), net	(18)	-	(40)	(4)
Increase (decrease) in net assets derived from principal transactions	179,821	-	(90,586)	223
Total increase (decrease) in net assets	175,783	(16)	(79,309)	546
Net assets at December 31, 2006	$ 185,025	$ -	$ 473,531	$ 19,718

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Franklin Income Portfolio - Service Class	ING Franklin Income Portfolio - Service 2 Class	ING Global Real Estate Portfolio - Service Class	ING Global Real Estate Portfolio - Service 2 Class
Net assets at January 1, 2005	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	-	-
Changes from principal transactions:				
Premiums	-	-	-	-
Surrenders and withdrawals	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	-	-	-	-
Total increase (decrease) in net assets	-	-	-	-
Net assets at December 31, 2005	-	-	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,106)	(27)	862	12
Total realized gain (loss) on investments and capital gains distributions	70	2	658	21
Net unrealized appreciation (depreciation) of investments	8,850	191	7,217	170
Net increase (decrease) in net assets from operations	7,814	166	8,737	203
Changes from principal transactions:				
Premiums	48,899	1,511	19,642	722
Surrenders and withdrawals	100,071	1,240	47,849	881
Death benefits	(182)	-	(111)	-
Transfers between Divisions (including fixed account), net	91	(1)	(4)	1
Increase (decrease) in net assets derived from principal transactions	148,879	2,750	67,376	1,604
Total increase (decrease) in net assets	156,693	2,916	76,113	1,807
Net assets at December 31, 2006	$ 156,693	$ 2,916	$ 76,113	$ 1,807

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Global Resources Portfolio - Service Class	ING Global Resources Portfolio - Service 2 Class	ING Global Technology Portfolio - Service Class	ING Global Technology Portfolio - Service 2 Class
Net assets at January 1, 2005	$ 187,945	$ 10,189	$ 68,251	$ 4,337
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3,695)	(258)	(1,416)	(121)
Total realized gain (loss) on investments				
and capital gains distributions	29,104	1,127	7,787	334
Net unrealized appreciation (depreciation)				
of investments	52,783	3,988	(7,142)	(196)
Net increase (decrease) in net assets from operations	78,192	4,857	(771)	17
Changes from principal transactions:				
Premiums	51,752	6,201	9,413	1,359
Surrenders and withdrawals	59,015	1,343	(3,475)	79
Death benefits	(2,947)	(39)	(300)	(43)
Transfers between Divisions				
(including fixed account), net	(37)	(4)	(14)	(1)
Increase (decrease) in net assets derived from				
principal transactions	107,783	7,501	5,624	1,394
Total increase (decrease) in net assets	185,975	12,358	4,853	1,411
Net assets at December 31, 2005	373,920	22,547	73,104	5,748
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(9,663)	(678)	(1,687)	(157)
Total realized gain (loss) on investments				
and capital gains distributions	87,114	4,633	9,774	760
Net unrealized appreciation (depreciation)				
of investments	(7,594)	347	(3,019)	(258)
Net increase (decrease) in net assets from operations	69,857	4,302	5,068	345
Changes from principal transactions:				
Premiums	98,219	4,741	10,444	493
Surrenders and withdrawals	(8,387)	283	(7,885)	249
Death benefits	(3,829)	(85)	(358)	(3)
Transfers between Divisions				
(including fixed account), net	29	(7)	(16)	(3)
Increase (decrease) in net assets derived from				
principal transactions	86,032	4,932	2,185	736
Total increase (decrease) in net assets	155,889	9,234	7,253	1,081
Net assets at December 31, 2006	$ 529,809	$ 31,781	$ 80,357	$ 6,829

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING International Portfolio - Service Class	ING International Portfolio - Service 2 Class	ING Janus Contrarian Portfolio - Service Class	ING Janus Contrarian Portfolio - Service 2 Class
Net assets at January 1, 2005	$ 177,640	$ 9,037	$ 65,678	$ 2,177
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	849	6	(1,402)	(68)
Total realized gain (loss) on investments and capital gains distributions	18,833	918	6,143	173
Net unrealized appreciation (depreciation) of investments	(7,286)	(180)	3,792	291
Net increase (decrease) in net assets from operations	12,396	744	8,533	396
Changes from principal transactions:				
Premiums	5,289	1,180	8,797	1,249
Surrenders and withdrawals	(31,839)	(839)	(951)	(37)
Death benefits	(2,769)	(28)	(582)	(28)
Transfers between Divisions (including fixed account), net	(11)	(4)	(13)	(2)
Increase (decrease) in net assets derived from principal transactions	(29,330)	309	7,251	1,182
Total increase (decrease) in net assets	(16,934)	1,053	15,784	1,578
Net assets at December 31, 2005	160,706	10,090	81,462	3,755
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(484)	(93)	(1,994)	(108)
Total realized gain (loss) on investments and capital gains distributions	30,734	1,940	12,369	347
Net unrealized appreciation (depreciation) of investments	(2,607)	(117)	11,261	755
Net increase (decrease) in net assets from operations	27,643	1,730	21,636	994
Changes from principal transactions:				
Premiums	180	2	26,712	1,531
Surrenders and withdrawals	(29,893)	(1,343)	21,032	987
Death benefits	(2,678)	(30)	(1,277)	(31)
Transfers between Divisions (including fixed account), net	(14)	-	101	(2)
Increase (decrease) in net assets derived from principal transactions	(32,405)	(1,371)	46,568	2,485
Total increase (decrease) in net assets	(4,762)	359	68,204	3,479
Net assets at December 31, 2006	$ 155,944	$ 10,449	$ 149,666	$ 7,234

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class
Net assets at January 1, 2005	$ 7,217	$ 151,706	$ 158,627	$ 32,610
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(289)	(4,135)	(3,667)	(961)
Total realized gain (loss) on investments				
and capital gains distributions	196	13,512	24,722	4,420
Net unrealized appreciation (depreciation)				
of investments	3,946	53,031	(18,130)	(2,580)
Net increase (decrease) in net assets from operations	3,853	62,408	2,925	879
Changes from principal transactions:				
Premiums	6,454	40,013	42,516	11,627
Surrenders and withdrawals	2,340	53,633	(25,609)	486
Death benefits	(83)	(2,414)	(944)	(183)
Transfers between Divisions				
(including fixed account), net	(3)	(20)	(29)	(10)
Increase (decrease) in net assets derived from				
principal transactions	8,708	91,212	15,934	11,920
Total increase (decrease) in net assets	12,561	153,620	18,859	12,799
Net assets at December 31, 2005	19,778	305,326	177,486	45,409
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(542)	(6,573)	(4,782)	(1,245)
Total realized gain (loss) on investments				
and capital gains distributions	1,464	41,525	13,087	2,732
Net unrealized appreciation (depreciation)				
of investments	6,821	73,947	17,579	4,850
Net increase (decrease) in net assets from operations	7,743	108,899	25,884	6,337
Changes from principal transactions:				
Premiums	6,330	88,616	39,631	6,055
Surrenders and withdrawals	1,537	4,616	(2,278)	(3,454)
Death benefits	(105)	(4,716)	(1,225)	(234)
Transfers between Divisions				
(including fixed account), net	(6)	26	(15)	(11)
Increase (decrease) in net assets derived from				
principal transactions	7,756	88,542	36,113	2,356
Total increase (decrease) in net assets	15,499	197,441	61,997	8,693
Net assets at December 31, 2006	$ 35,277	$ 502,767	$ 239,483	$ 54,102

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING JPMorgan Value Opportunities Portfolio - Service Class	ING JPMorgan Value Opportunities Portfolio - Service 2 Class	ING Julius Baer Foreign Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Service 2 Class
Net assets at January 1, 2005	$ -	$ -	$ 185,592	$ 17,516
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(251)	(6)	(5,686)	(664)
Total realized gain (loss) on investments and capital gains distributions	(133)	3	29,961	2,926
Net unrealized appreciation (depreciation) of investments	915	19	12,668	1,776
Net increase (decrease) in net assets from operations	531	16	36,943	4,038
Changes from principal transactions:				
Premiums	3,278	768	83,045	14,522
Surrenders and withdrawals	37,087	80	52,549	3,220
Death benefits	(82)	-	(1,539)	(109)
Transfers between Divisions (including fixed account), net	(1)	-	(47)	(5)
Increase (decrease) in net assets derived from principal transactions	40,282	848	134,008	17,628
Total increase (decrease) in net assets	40,813	864	170,951	21,666
Net assets at December 31, 2005	40,813	864	356,543	39,182
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(726)	(21)	(10,809)	(1,280)
Total realized gain (loss) on investments and capital gains distributions	1,650	21	7,461	518
Net unrealized appreciation (depreciation) of investments	7,757	195	114,470	12,502
Net increase (decrease) in net assets from operations	8,681	195	111,122	11,740
Changes from principal transactions:				
Premiums	7,539	352	107,892	9,945
Surrenders and withdrawals	13,509	298	59,160	3,761
Death benefits	(622)	-	(4,098)	(149)
Transfers between Divisions (including fixed account), net	26	1	(1)	(10)
Increase (decrease) in net assets derived from principal transactions	20,452	651	162,953	13,547
Total increase (decrease) in net assets	29,133	846	274,075	25,287
Net assets at December 31, 2006	$ 69,946	$ 1,710	$ 630,618	$ 64,469

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Legg Mason Partners All Cap Portfolio - Service Class	ING Legg Mason Partners All Cap Portfolio - Service 2 Class	ING Legg Mason Value Portfolio - Service Class	ING Legg Mason Value Portfolio - Service 2 Class
Net assets at January 1, 2005	$ 427,236	$ 14,779	$ 288,326	$ 13,915
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6,188)	(330)	(7,167)	(473)
Total realized gain (loss) on investments				
and capital gains distributions	7,112	232	798	607
Net unrealized appreciation (depreciation)				
of investments	6,550	620	22,857	1,101
Net increase (decrease) in net assets from operations	7,474	522	16,488	1,235
Changes from principal transactions:				
Premiums	18,511	6,090	88,254	9,406
Surrenders and withdrawals	(77,715)	(210)	9,547	2,785
Death benefits	(4,695)	(124)	(3,514)	(187)
Transfers between Divisions				
(including fixed account), net	(78)	(8)	33	(3)
Increase (decrease) in net assets derived from				
principal transactions	(63,977)	5,748	94,320	12,001
Total increase (decrease) in net assets	(56,503)	6,270	110,808	13,236
Net assets at December 31, 2005	370,733	21,049	399,134	27,151
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4,942)	(397)	(8,749)	(691)
Total realized gain (loss) on investments				
and capital gains distributions	15,159	792	7,771	804
Net unrealized appreciation (depreciation)				
of investments	42,449	2,977	17,735	981
Net increase (decrease) in net assets from operations	52,666	3,372	16,757	1,094
Changes from principal transactions:				
Premiums	12,085	1,918	61,177	3,931
Surrenders and withdrawals	(60,290)	300	(54,286)	(2,008)
Death benefits	(5,092)	(177)	(3,042)	(174)
Transfers between Divisions				
(including fixed account), net	(29)	(6)	(20)	(5)
Increase (decrease) in net assets derived from				
principal transactions	(53,326)	2,035	3,829	1,744
Total increase (decrease) in net assets	(660)	5,407	20,586	2,838
Net assets at December 31, 2006	$ 370,073	$ 26,456	$ 419,720	$ 29,989

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING LifeStyle Aggressive Growth Portfolio - Service Class	ING LifeStyle Aggressive Growth Portfolio - Service 2 Class	ING LifeStyle Growth Portfolio - Service Class	ING LifeStyle Growth Portfolio - Service 2 Class
Net assets at January 1, 2005	$ 214,566	$ -	$ 475,452	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(10,131)	-	(18,261)	-
Total realized gain (loss) on investments and capital gains distributions	1,189	-	2,766	-
Net unrealized appreciation (depreciation) of investments	47,272	-	81,446	-
Net increase (decrease) in net assets from operations	38,330	-	65,951	-
Changes from principal transactions:				
Premiums	368,282	-	683,518	-
Surrenders and withdrawals	54,436	-	152,808	-
Death benefits	(3,131)	-	(3,723)	-
Transfers between Divisions (including fixed account), net	(87)	-	(199)	-
Increase (decrease) in net assets derived from principal transactions	419,500	-	832,404	-
Total increase (decrease) in net assets	457,830	-	898,355	-
Net assets at December 31, 2005	672,396	-	1,373,807	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(20,814)	(20)	(37,086)	(46)
Total realized gain (loss) on investments and capital gains distributions	29,597	13	39,963	20
Net unrealized appreciation (depreciation) of investments	122,890	184	247,306	492
Net increase (decrease) in net assets from operations	131,673	177	250,183	466
Changes from principal transactions:				
Premiums	307,014	706	964,919	5,693
Surrenders and withdrawals	28,785	1,647	144,765	1,928
Death benefits	(4,052)	-	(14,164)	-
Transfers between Divisions (including fixed account), net	(252)	(1)	(188)	204
Increase (decrease) in net assets derived from principal transactions	331,495	2,352	1,095,332	7,825
Total increase (decrease) in net assets	463,168	2,529	1,345,515	8,291
Net assets at December 31, 2006	$ 1,135,564	$ 2,529	$ 2,719,322	$ 8,291

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING LifeStyle Moderate Growth Portfolio - Service Class	ING LifeStyle Moderate Growth Portfolio - Service 2 Class	ING LifeStyle Moderate Portfolio - Service Class	ING LifeStyle Moderate Portfolio - Service 2 Class
Net assets at January 1, 2005	$ 453,887	$ -	$ 211,827	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(13,624)	-	(4,895)	-
Total realized gain (loss) on investments and capital gains distributions	4,693	-	5,137	-
Net unrealized appreciation (depreciation) of investments	53,813	-	16,794	-
Net increase (decrease) in net assets from operations	44,882	-	17,036	-
Changes from principal transactions:				
Premiums	611,469	-	207,483	-
Surrenders and withdrawals	134,811	-	82,081	-
Death benefits	(5,451)	-	(2,627)	-
Transfers between Divisions (including fixed account), net	31	-	(68)	-
Increase (decrease) in net assets derived from principal transactions	740,860	-	286,869	-
Total increase (decrease) in net assets	785,742	-	303,905	-
Net assets at December 31, 2005	1,239,629	-	515,732	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(23,549)	(28)	(7,934)	(25)
Total realized gain (loss) on investments and capital gains distributions	29,960	11	15,781	71
Net unrealized appreciation (depreciation) of investments	172,167	266	56,088	434
Net increase (decrease) in net assets from operations	178,578	249	63,935	480
Changes from principal transactions:				
Premiums	664,943	3,717	256,513	1,767
Surrenders and withdrawals	61,829	1,214	73,286	5,472
Death benefits	(13,261)	-	(5,996)	-
Transfers between Divisions (including fixed account), net	(312)	-	207	(1)
Increase (decrease) in net assets derived from principal transactions	713,199	4,931	324,010	7,238
Total increase (decrease) in net assets	891,777	5,180	387,945	7,718
Net assets at December 31, 2006	$ 2,131,406	$ 5,180	$ 903,677	$ 7,718

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Service Class	ING Liquid Assets Portfolio - Service 2 Class	ING Lord Abbett Affiliated Portfolio - Service Class
Net assets at January 1, 2005	$ 357,305	$ 618,281	$ 9,497	$ 145,322
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8,755	(32,972)	(635)	(1,160)
Total realized gain (loss) on investments and capital gains distributions	(2,857)	-	-	1,031
Net unrealized appreciation (depreciation) of investments	(6,689)	-	-	3,941
Net increase (decrease) in net assets from operations	(791)	(32,972)	(635)	3,812
Changes from principal transactions:				
Premiums	348	305,312	21,103	3,904
Surrenders and withdrawals	(81,225)	(293,392)	(17,091)	(25,371)
Death benefits	(5,957)	(14,934)	(1,563)	(1,559)
Transfers between Divisions (including fixed account), net	(36)	64	(4)	(18)
Increase (decrease) in net assets derived from principal transactions	(86,870)	(2,950)	2,445	(23,044)
Total increase (decrease) in net assets	(87,661)	(35,922)	1,810	(19,232)
Net assets at December 31, 2005	269,644	582,359	11,307	126,090
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4,189	(25,079)	(676)	(1,727)
Total realized gain (loss) on investments and capital gains distributions	(5,005)	-	-	15,045
Net unrealized appreciation (depreciation) of investments	5,334	-	-	6,210
Net increase (decrease) in net assets from operations	4,518	(25,079)	(676)	19,528
Changes from principal transactions:				
Premiums	279	357,166	5,653	11,296
Surrenders and withdrawals	(52,201)	(186,145)	(830)	22
Death benefits	(5,919)	(18,320)	(19)	(1,310)
Transfers between Divisions (including fixed account), net	(30)	136	(5)	26
Increase (decrease) in net assets derived from principal transactions	(57,871)	152,837	4,799	10,034
Total increase (decrease) in net assets	(53,353)	127,758	4,123	29,562
Net assets at December 31, 2006	$ 216,291	$ 710,117	$ 15,430	$ 155,652

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Lord Abbett Affiliated Portfolio - Service 2 Class	ING MarketPro Portfolio - Service Class	ING MarketPro Portfolio - Service 2 Class	ING MarketStyle Growth Portfolio - Service Class
Net assets at January 1, 2005	$ 1,920	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(23)	(5)	-	(5)
Total realized gain (loss) on investments and capital gains distributions	38	-	-	-
Net unrealized appreciation (depreciation) of investments	76	29	(1)	12
Net increase (decrease) in net assets from operations	91	24	(1)	7
Changes from principal transactions:				
Premiums	777	1,937	48	2,624
Surrenders and withdrawals	16	347	19	20
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	-	-	1
Increase (decrease) in net assets derived from principal transactions	793	2,284	67	2,645
Total increase (decrease) in net assets	884	2,308	66	2,652
Net assets at December 31, 2005	2,804	2,308	66	2,652
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(44)	(287)	(96)	(112)
Total realized gain (loss) on investments and capital gains distributions	433	123	5	25
Net unrealized appreciation (depreciation) of investments	42	1,731	488	721
Net increase (decrease) in net assets from operations	431	1,567	397	634
Changes from principal transactions:				
Premiums	506	26,454	7,018	5,033
Surrenders and withdrawals	(29)	(95)	1,246	174
Death benefits	(25)	-	-	-
Transfers between Divisions (including fixed account), net	(2)	(1)	-	(1)
Increase (decrease) in net assets derived from principal transactions	450	26,358	8,264	5,206
Total increase (decrease) in net assets	881	27,925	8,661	5,840
Net assets at December 31, 2006	$ 3,685	$ 30,233	$ 8,727	$ 8,492

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING MarketStyle Moderate Growth Portfolio - Service Class	ING MarketStyle Moderate Portfolio - Service Class	ING Marsico Growth Portfolio - Service Class	ING Marsico Growth Portfolio - Service 2 Class
Net assets at January 1, 2005	$ -	$ -	$ 813,432	$ 15,095
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(10)	(2)	(15,570)	(436)
Total realized gain (loss) on investments and capital gains distributions	-	-	34,371	384
Net unrealized appreciation (depreciation) of investments	49	3	33,167	1,341
Net increase (decrease) in net assets from operations	39	1	51,968	1,289
Changes from principal transactions:				
Premiums	3,166	905	54,704	5,857
Surrenders and withdrawals	-	-	(85,785)	333
Death benefits	-	-	(15,862)	(25)
Transfers between Divisions (including fixed account), net	1	-	(43)	(3)
Increase (decrease) in net assets derived from principal transactions	3,167	905	(46,986)	6,162
Total increase (decrease) in net assets	3,206	906	4,982	7,451
Net assets at December 31, 2005	3,206	906	818,414	22,546
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(113)	(30)	(15,094)	(575)
Total realized gain (loss) on investments and capital gains distributions	19	4	48,809	693
Net unrealized appreciation (depreciation) of investments	714	172	(14,354)	376
Net increase (decrease) in net assets from operations	620	146	19,361	494
Changes from principal transactions:				
Premiums	4,831	1,095	43,046	3,560
Surrenders and withdrawals	52	(36)	(134,505)	(1,708)
Death benefits	-	-	(14,115)	(101)
Transfers between Divisions (including fixed account), net	(1)	1	64	(7)
Increase (decrease) in net assets derived from principal transactions	4,882	1,060	(105,510)	1,744
Total increase (decrease) in net assets	5,502	1,206	(86,149)	2,238
Net assets at December 31, 2006	$ 8,708	$ 2,112	$ 732,265	$ 24,784

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Service Class	ING MFS Total Return Portfolio - Service 2 Class	ING MFS Utilities Portfolio - Service Class
Net assets at January 1, 2005	$ -	$ 1,279,372	$ 35,147	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(608)	3,209	(73)	(250)
Total realized gain (loss) on investments and capital gains distributions	2,292	56,965	1,889	5,017
Net unrealized appreciation (depreciation) of investments	10,559	(48,418)	(1,601)	(1,580)
Net increase (decrease) in net assets from operations	12,243	11,756	215	3,187
Changes from principal transactions:				
Premiums	9,159	113,871	12,792	25,375
Surrenders and withdrawals	102,644	(115,811)	503	122,922
Death benefits	(105)	(23,001)	(220)	(412)
Transfers between Divisions (including fixed account), net	(3)	145	(12)	13
Increase (decrease) in net assets derived from principal transactions	111,695	(24,796)	13,063	147,898
Total increase (decrease) in net assets	123,938	(13,040)	13,278	151,085
Net assets at December 31, 2005	123,938	1,266,332	48,425	151,085
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3,384)	4,022	(106)	(3,920)
Total realized gain (loss) on investments and capital gains distributions	6,377	67,865	3,224	4,033
Net unrealized appreciation (depreciation) of investments	26,050	41,708	1,306	48,519
Net increase (decrease) in net assets from operations	29,043	113,595	4,424	48,632
Changes from principal transactions:				
Premiums	28,713	62,555	3,789	39,170
Surrenders and withdrawals	(1,226)	(193,155)	(3,270)	28,264
Death benefits	(1,234)	(21,586)	(570)	(2,155)
Transfers between Divisions (including fixed account), net	(14)	29	(11)	(14)
Increase (decrease) in net assets derived from principal transactions	26,239	(152,157)	(62)	65,265
Total increase (decrease) in net assets	55,282	(38,562)	4,362	113,897
Net assets at December 31, 2006	$ 179,220	$ 1,227,770	$ 52,787	$ 264,982

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Oppenheimer Main Street Portfolio® - Service Class	ING Oppenheimer Main Street Portfolio® - Service 2 Class	ING PIMCO Core Bond Portfolio - Service Class	ING PIMCO Core Bond Portfolio - Service 2 Class
Net assets at January 1, 2005	$ 487,638	$ 2,848	$ 581,595	$ 27,855
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4,417)	(49)	8,956	319
Total realized gain (loss) on investments				
and capital gains distributions	394	52	10,293	352
Net unrealized appreciation (depreciation)				
of investments	20,294	147	(16,867)	(719)
Net increase (decrease) in net assets from operations	16,271	150	2,382	(48)
Changes from principal transactions:				
Premiums	15,930	1,171	71,804	7,973
Surrenders and withdrawals	(62,861)	212	(29,075)	164
Death benefits	(9,540)	(26)	(7,229)	(198)
Transfers between Divisions				
(including fixed account), net	(37)	(5)	49	(7)
Increase (decrease) in net assets derived from				
principal transactions	(56,508)	1,352	35,549	7,932
Total increase (decrease) in net assets	(40,237)	1,502	37,931	7,884
Net assets at December 31, 2005	447,401	4,350	619,526	35,739
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3,651)	(67)	2,923	61
Total realized gain (loss) on investments				
and capital gains distributions	10,318	120	2,524	(10)
Net unrealized appreciation (depreciation)				
of investments	45,385	493	8,390	662
Net increase (decrease) in net assets from operations	52,052	546	13,837	713
Changes from principal transactions:				
Premiums	13,712	459	49,773	3,440
Surrenders and withdrawals	(67,328)	(171)	(36,819)	2,236
Death benefits	(10,127)	(25)	(17,204)	(151)
Transfers between Divisions				
(including fixed account), net	(22)	(1)	46	(7)
Increase (decrease) in net assets derived from				
principal transactions	(63,765)	262	(4,204)	5,518
Total increase (decrease) in net assets	(11,713)	808	9,633	6,231
Net assets at December 31, 2006	$ 435,688	$ 5,158	$ 629,159	$ 41,970

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING PIMCO High Yield Portfolio - Service Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class
Net assets at January 1, 2005	$ 654,861	$ -	$ -	$ 1,866,804
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	29,331	(184)	(4,088)	(15,328)
Total realized gain (loss) on investments and capital gains distributions	6,949	49	691	85,879
Net unrealized appreciation (depreciation) of investments	(22,893)	2,279	17,176	45,590
Net increase (decrease) in net assets from operations	13,387	2,144	13,779	116,141
Changes from principal transactions:				
Premiums	69,158	4,023	62,682	372,946
Surrenders and withdrawals	(104,056)	76,207	517,562	(90,907)
Death benefits	(9,117)	(118)	(1,007)	(25,406)
Transfers between Divisions (including fixed account), net	14	(3)	(20)	(91)
Increase (decrease) in net assets derived from principal transactions	(44,001)	80,109	579,217	256,542
Total increase (decrease) in net assets	(30,614)	82,253	592,996	372,683
Net assets at December 31, 2005	624,247	82,253	592,996	2,239,487
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	28,652	(1,873)	(12,410)	(21,753)
Total realized gain (loss) on investments and capital gains distributions	8,071	1,147	5,572	186,248
Net unrealized appreciation (depreciation) of investments	4,784	12,451	63,540	115,365
Net increase (decrease) in net assets from operations	41,507	11,725	56,702	279,860
Changes from principal transactions:				
Premiums	61,412	8,838	66,523	317,506
Surrenders and withdrawals	(68,454)	(3,989)	(82,910)	(220,251)
Death benefits	(9,486)	(541)	(5,560)	(29,000)
Transfers between Divisions (including fixed account), net	(24)	(11)	(89)	(79)
Increase (decrease) in net assets derived from principal transactions	(16,552)	4,297	(22,036)	68,176
Total increase (decrease) in net assets	24,955	16,022	34,666	348,036
Net assets at December 31, 2006	$ 649,202	$ 98,275	$ 627,662	$ 2,587,523

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service 2 Class	ING Templeton Global Growth Portfolio - Service Class
Net assets at January 1, 2005	$ 55,427	$ 916,190	$ 23,091	$ 383,093
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(826)	(8,424)	(360)	(4,532)
Total realized gain (loss) on investments and capital gains distributions	3,100	30,897	1,517	8,603
Net unrealized appreciation (depreciation) of investments	1,906	(5,030)	(709)	22,661
Net increase (decrease) in net assets from operations	4,180	17,443	448	26,732
Changes from principal transactions:				
Premiums	27,683	100,383	7,598	25,674
Surrenders and withdrawals	4,940	(80,601)	270	(55,678)
Death benefits	(697)	(13,343)	(124)	(6,208)
Transfers between Divisions (including fixed account), net	(21)	44	(4)	(43)
Increase (decrease) in net assets derived from principal transactions	31,905	6,483	7,740	(36,255)
Total increase (decrease) in net assets	36,085	23,926	8,188	(9,523)
Net assets at December 31, 2005	91,512	940,116	31,279	373,570
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,364)	(7,215)	(379)	(4,323)
Total realized gain (loss) on investments and capital gains distributions	8,352	59,652	2,418	51,562
Net unrealized appreciation (depreciation) of investments	4,726	97,107	3,010	25,931
Net increase (decrease) in net assets from operations	11,714	149,544	5,049	73,170
Changes from principal transactions:				
Premiums	12,711	56,442	2,158	43,010
Surrenders and withdrawals	157	(107,600)	(1,885)	(16,674)
Death benefits	(461)	(12,945)	(150)	(6,891)
Transfers between Divisions (including fixed account), net	(26)	(69)	(7)	(18)
Increase (decrease) in net assets derived from principal transactions	12,381	(64,172)	116	19,427
Total increase (decrease) in net assets	24,095	85,372	5,165	92,597
Net assets at December 31, 2006	$ 115,607	$ 1,025,488	$ 36,444	$ 466,167

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Templeton Global Growth Portfolio - Service 2 Class	ING UBS U.S. Allocation Portfolio - Service Class	ING UBS U.S. Allocation Portfolio - Service 2 Class	ING Van Kampen Equity Growth Portfolio - Service Class
Net assets at January 1, 2005	$ 4,767	$ 102,102	$ 3,204	$ 40,329
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(91)	(897)	(46)	(860)
Total realized gain (loss) on investments and capital gains distributions	152	1,170	67	2,019
Net unrealized appreciation (depreciation) of investments	394	4,474	163	4,593
Net increase (decrease) in net assets from operations	455	4,747	184	5,752
Changes from principal transactions:				
Premiums	1,240	11,903	1,078	6,439
Surrenders and withdrawals	21	(1,532)	243	8,620
Death benefits	(15)	(1,381)	-	(248)
Transfers between Divisions (including fixed account), net	-	(26)	(1)	(5)
Increase (decrease) in net assets derived from principal transactions	1,246	8,964	1,320	14,806
Total increase (decrease) in net assets	1,701	13,711	1,504	20,558
Net assets at December 31, 2005	6,468	115,813	4,708	60,887
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(115)	(784)	(61)	(1,270)
Total realized gain (loss) on investments and capital gains distributions	1,068	3,916	133	6,346
Net unrealized appreciation (depreciation) of investments	347	5,580	341	(4,210)
Net increase (decrease) in net assets from operations	1,300	8,712	413	866
Changes from principal transactions:				
Premiums	759	1,941	679	7,338
Surrenders and withdrawals	71	(20,908)	(396)	(12,388)
Death benefits	(120)	(1,825)	(70)	(338)
Transfers between Divisions (including fixed account), net	1	(10)	(1)	(8)
Increase (decrease) in net assets derived from principal transactions	711	(20,802)	212	(5,396)
Total increase (decrease) in net assets	2,011	(12,090)	625	(4,530)
Net assets at December 31, 2006	$ 8,479	$ 103,723	$ 5,333	$ 56,357

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Van Kampen Equity Growth Portfolio - Service 2 Class	ING Van Kampen Global Franchise Portfolio - Service Class	ING Van Kampen Global Franchise Portfolio - Service 2 Class	ING Van Kampen Growth and Income Portfolio - Service Class
Net assets at January 1, 2005	$ 9,811	$ 117,208	$ 39,831	$ 772,796
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(239)	(3,512)	(1,216)	(6,646)
Total realized gain (loss) on investments and capital gains distributions	232	7,778	836	12,167
Net unrealized appreciation (depreciation) of investments	1,390	10,038	4,796	54,120
Net increase (decrease) in net assets from operations	1,383	14,304	4,416	59,641
Changes from principal transactions:				
Premiums	2,047	54,687	20,498	49,104
Surrenders and withdrawals	(313)	28,388	1,812	(72,080)
Death benefits	(110)	(865)	(303)	(17,769)
Transfers between Divisions (including fixed account), net	(3)	(12)	(17)	(37)
Increase (decrease) in net assets derived from principal transactions	1,621	82,198	21,990	(40,782)
Total increase (decrease) in net assets	3,004	96,502	26,406	18,859
Net assets at December 31, 2005	12,815	213,710	66,237	791,655
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(321)	(1,633)	(592)	(6,091)
Total realized gain (loss) on investments and capital gains distributions	905	16,567	4,789	82,064
Net unrealized appreciation (depreciation) of investments	(385)	28,719	8,492	29,973
Net increase (decrease) in net assets from operations	199	43,653	12,689	105,946
Changes from principal transactions:				
Premiums	1,207	44,943	10,729	44,176
Surrenders and withdrawals	(672)	7,409	(5,116)	(73,642)
Death benefits	(143)	(1,504)	(474)	(16,693)
Transfers between Divisions (including fixed account), net	(1)	(33)	(19)	(57)
Increase (decrease) in net assets derived from principal transactions	391	50,815	5,120	(46,216)
Total increase (decrease) in net assets	590	94,468	17,809	59,730
Net assets at December 31, 2006	$ 13,405	$ 308,178	$ 84,046	$ 851,385

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Van Kampen Growth and Income Portfolio - Service 2 Class	ING Van Kampen Real Estate Portfolio - Service Class	ING Van Kampen Real Estate Portfolio - Service 2 Class	ING VP Index Plus International Equity Portfolio - Service Class
Net assets at January 1, 2005	$ 53,331	$ 557,377	$ 17,799	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(853)	(6,290)	(330)	-
Total realized gain (loss) on investments and capital gains distributions	2,006	43,070	1,450	1
Net unrealized appreciation (depreciation) of investments	3,316	48,208	2,244	(1)
Net increase (decrease) in net assets from operations	4,469	84,988	3,364	-
Changes from principal transactions:				
Premiums	11,542	125,458	8,507	148
Surrenders and withdrawals	1,450	(75,371)	(466)	92
Death benefits	(393)	(8,351)	(208)	-
Transfers between Divisions (including fixed account), net	(16)	(106)	(6)	-
Increase (decrease) in net assets derived from principal transactions	12,583	41,630	7,827	240
Total increase (decrease) in net assets	17,052	126,618	11,191	240
Net assets at December 31, 2005	70,383	683,995	28,990	240
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,019)	(7,896)	(443)	56
Total realized gain (loss) on investments and capital gains distributions	8,700	97,862	4,119	870
Net unrealized appreciation (depreciation) of investments	1,513	151,765	6,615	1,731
Net increase (decrease) in net assets from operations	9,194	241,731	10,291	2,657
Changes from principal transactions:				
Premiums	5,889	118,102	4,101	10,579
Surrenders and withdrawals	(4,263)	(65,353)	(2,078)	19,170
Death benefits	(591)	(8,031)	(313)	(81)
Transfers between Divisions (including fixed account), net	(18)	(42)	(10)	7
Increase (decrease) in net assets derived from principal transactions	1,017	44,676	1,700	29,675
Total increase (decrease) in net assets	10,211	286,407	11,991	32,332
Net assets at December 31, 2006	$ 80,594	$ 970,402	$ 40,981	$ 32,572

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING VP Index Plus International Equity Portfolio - Service 2 Class	ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class	ING Wells Fargo Mid Cap Disciplined Portfolio - Service 2 Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
Net assets at January 1, 2005	$ -	$ 314,930	$ 3,292	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(3,472)	(65)	-
Total realized gain (loss) on investments				
and capital gains distributions	-	3,819	107	-
Net unrealized appreciation (depreciation)				
of investments	-	9,505	76	(1)
Net increase (decrease) in net assets from operations	-	9,852	118	(1)
Changes from principal transactions:				
Premiums	-	6,787	502	37
Surrenders and withdrawals	-	(46,768)	126	35
Death benefits	-	(7,086)	(30)	-
Transfers between Divisions				
(including fixed account), net	-	(25)	(1)	-
Increase (decrease) in net assets derived from				
principal transactions	-	(47,092)	597	72
Total increase (decrease) in net assets	-	(37,240)	715	71
Net assets at December 31, 2005	-	277,690	4,007	71
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	(3,468)	(84)	(182)
Total realized gain (loss) on investments				
and capital gains distributions	23	19,094	177	662
Net unrealized appreciation (depreciation)				
of investments	52	17,884	417	989
Net increase (decrease) in net assets from operations	71	33,510	510	1,469
Changes from principal transactions:				
Premiums	403	8,393	358	7,962
Surrenders and withdrawals	215	(38,231)	(49)	15,210
Death benefits	-	(6,062)	(90)	(97)
Transfers between Divisions				
(including fixed account), net	(1)	(32)	1	(1)
Increase (decrease) in net assets derived from				
principal transactions	617	(35,932)	220	23,074
Total increase (decrease) in net assets	688	(2,422)	730	24,543
Net assets at December 31, 2006	$ 688	$ 275,268	$ 4,737	$ 24,614

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Wells Fargo Small Cap Disciplined Portfolio - Service 2 Class	ING Diversified International Fund - Class R	ING American Century Large Company Value Portfolio - Service Class	ING American Century Select Portfolio - Initial Class
Net assets at January 1, 2005	$ -	$ -	$ 651	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	2	(4)
Total realized gain (loss) on investments and capital gains distributions	-	-	50	14
Net unrealized appreciation (depreciation) of investments	-	-	(47)	45
Net increase (decrease) in net assets from operations	-	-	5	55
Changes from principal transactions:				
Premiums	-	-	286	-
Surrenders and withdrawals	-	-	(262)	478
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	-	1	1
Increase (decrease) in net assets derived from principal transactions	-	-	25	479
Total increase (decrease) in net assets	-	-	30	534
Net assets at December 31, 2005	-	-	681	534
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(11)	-	(5)	2
Total realized gain (loss) on investments and capital gains distributions	36	-	54	3
Net unrealized appreciation (depreciation) of investments	62	-	67	(23)
Net increase (decrease) in net assets from operations	87	-	116	(18)
Changes from principal transactions:				
Premiums	220	76	131	-
Surrenders and withdrawals	1,007	-	(153)	(123)
Death benefits	-	-	-	(4)
Transfers between Divisions (including fixed account), net	(1)	-	-	(1)
Increase (decrease) in net assets derived from principal transactions	1,226	76	(22)	(128)
Total increase (decrease) in net assets	1,313	76	94	(146)
Net assets at December 31, 2006	$ 1,313	$ 76	$ 775	$ 388

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING American Century Select Portfolio - Service Class	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class
Net assets at January 1, 2005	$ 291	$ 389	$ 1,448	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(3)	(463)	-
Total realized gain (loss) on investments and capital gains distributions	12	76	514	-
Net unrealized appreciation (depreciation) of investments	(27)	(38)	1,024	-
Net increase (decrease) in net assets from operations	(16)	35	1,075	-
Changes from principal transactions:				
Premiums	69	132	24,849	-
Surrenders and withdrawals	(285)	(72)	38,750	-
Death benefits	-	-	(89)	-
Transfers between Divisions (including fixed account), net	-	(1)	(6)	-
Increase (decrease) in net assets derived from principal transactions	(216)	59	63,504	-
Total increase (decrease) in net assets	(232)	94	64,579	-
Net assets at December 31, 2005	59	483	66,027	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(5)	(2,424)	(522)
Total realized gain (loss) on investments and capital gains distributions	-	33	3,145	(179)
Net unrealized appreciation (depreciation) of investments	(1)	51	11,324	4,129
Net increase (decrease) in net assets from operations	(1)	79	12,045	3,428
Changes from principal transactions:				
Premiums	116	189	59,917	26,262
Surrenders and withdrawals	-	(140)	10,870	41,968
Death benefits	-	-	(946)	(144)
Transfers between Divisions (including fixed account), net	-	-	(15)	(3)
Increase (decrease) in net assets derived from principal transactions	116	49	69,826	68,083
Total increase (decrease) in net assets	115	128	81,871	71,511
Net assets at December 31, 2006	$ 174	$ 611	$ 147,898	$ 71,511

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Davis Venture Value Portfolio - Service Class	ING Fundamental Research Portfolio - Initial Class	ING Fundamental Research Portfolio - Service Class	ING Goldman Sachs® Capital Growth Portfolio - Service Class
Net assets at January 1, 2005	$ 809	$ -	$ -	$ 9
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(8)	-	(7)	-
Total realized gain (loss) on investments and capital gains distributions	35	-	(4)	-
Net unrealized appreciation (depreciation) of investments	(21)	-	21	-
Net increase (decrease) in net assets from operations	6	-	10	-
Changes from principal transactions:				
Premiums	531	-	707	9
Surrenders and withdrawals	875	-	55	(6)
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	1,406	-	762	3
Total increase (decrease) in net assets	1,412	-	772	3
Net assets at December 31, 2005	2,221	-	772	12
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(930)	(3)	(21)	-
Total realized gain (loss) on investments and capital gains distributions	3,611	1	41	-
Net unrealized appreciation (depreciation) of investments	3,975	13	60	3
Net increase (decrease) in net assets from operations	6,656	11	80	3
Changes from principal transactions:				
Premiums	48,301	4	159	29
Surrenders and withdrawals	35,237	337	(12)	9
Death benefits	(319)	-	(5)	-
Transfers between Divisions (including fixed account), net	16	5	-	(1)
Increase (decrease) in net assets derived from principal transactions	83,235	346	142	37
Total increase (decrease) in net assets	89,891	357	222	40
Net assets at December 31, 2006	$ 92,112	$ 357	$ 994	$ 52

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING JPMorgan International Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	ING Neuberger Berman Partners Portfolio - Service Class
Net assets at January 1, 2005	$ 63,865	$ 21,149	$ 113,031	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,179)	(378)	(3,070)	-
Total realized gain (loss) on investments and capital gains distributions	5,215	2,934	1,075	-
Net unrealized appreciation (depreciation) of investments	2,140	(948)	14,115	-
Net increase (decrease) in net assets from operations	6,176	1,608	12,120	-
Changes from principal transactions:				
Premiums	26,618	5,408	28,768	-
Surrenders and withdrawals	(3,072)	(3,047)	1,253	-
Death benefits	(496)	(489)	(539)	-
Transfers between Divisions (including fixed account), net	(14)	3	(17)	-
Increase (decrease) in net assets derived from principal transactions	23,036	1,875	29,465	-
Total increase (decrease) in net assets	29,212	3,483	41,585	-
Net assets at December 31, 2005	93,077	24,632	154,616	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,588)	(419)	(3,809)	(193)
Total realized gain (loss) on investments and capital gains distributions	5,411	896	3,513	164
Net unrealized appreciation (depreciation) of investments	18,009	2,833	11,976	(1,075)
Net increase (decrease) in net assets from operations	20,832	3,310	11,680	(1,104)
Changes from principal transactions:				
Premiums	24,190	2,131	21,365	1,658
Surrenders and withdrawals	14,970	(3,892)	(19,537)	174,461
Death benefits	(1,097)	(349)	(1,297)	(214)
Transfers between Divisions (including fixed account), net	(11)	(3)	18	(1)
Increase (decrease) in net assets derived from principal transactions	38,052	(2,113)	549	175,904
Total increase (decrease) in net assets	58,884	1,197	12,229	174,800
Net assets at December 31, 2006	$ 151,961	$ 25,829	$ 166,845	$ 174,800

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Neuberger Berman Regency Portfolio - Service Class	ING OpCap Balanced Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class
Net assets at January 1, 2005	$ -	$ 1,031	$ -	$ 3,060
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(6)	(10)	19
Total realized gain (loss) on investments and capital gains distributions	-	46	632	978
Net unrealized appreciation (depreciation) of investments	-	(17)	2,620	743
Net increase (decrease) in net assets from operations	-	23	3,242	1,740
Changes from principal transactions:				
Premiums	-	275	15	16,590
Surrenders and withdrawals	-	(333)	15,096	11,260
Death benefits	-	-	(45)	(37)
Transfers between Divisions (including fixed account), net	-	(1)	-	2
Increase (decrease) in net assets derived from			(1)	
principal transactions	-	(59)	15,065	27,815
Total increase (decrease) in net assets	-	(36)	18,307	29,555
Net assets at December 31, 2005	-	995	18,307	32,615
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(12)	1	(218)	(1,443)
Total realized gain (loss) on investments and capital gains distributions	26	72	867	775
Net unrealized appreciation (depreciation) of investments	168	9	1,950	11,458
Net increase (decrease) in net assets from operations	182	82	2,599	10,790
Changes from principal transactions:				
Premiums	1,591	221	9	45,480
Surrenders and withdrawals	1,341	(567)	(3,905)	20,096
Death benefits	-	-	(74)	(274)
Transfers between Divisions (including fixed account), net	(2)	-	(2)	91
Increase (decrease) in net assets derived from				
principal transactions	2,930	(346)	(3,972)	65,393
Total increase (decrease) in net assets	3,112	(264)	(1,373)	76,183
Net assets at December 31, 2006	$ 3,112	$ 731	$ 16,934	$ 108,798

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class
Net assets at January 1, 2005	$ -	$ 2,116	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	42	16	(1)	-
Total realized gain (loss) on investments and capital gains distributions	4	36	-	-
Net unrealized appreciation (depreciation) of investments	(15)	(26)	11	1
Net increase (decrease) in net assets from operations	31	26	10	1
Changes from principal transactions:				
Premiums	379	799	159	20
Surrenders and withdrawals	2,684	(155)	194	26
Death benefits	-	(12)	-	-
Transfers between Divisions (including fixed account), net	(1)	2	-	-
Increase (decrease) in net assets derived from principal transactions	3,062	634	353	46
Total increase (decrease) in net assets	3,093	660	363	47
Net assets at December 31, 2005	3,093	2,776	363	47
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(29)	23	(13)	(5)
Total realized gain (loss) on investments and capital gains distributions	17	14	21	2
Net unrealized appreciation (depreciation) of investments	277	47	157	93
Net increase (decrease) in net assets from operations	265	84	165	90
Changes from principal transactions:				
Premiums	1,086	735	2,682	1,949
Surrenders and withdrawals	(279)	(617)	51	442
Death benefits	-	6	-	-
Transfers between Divisions (including fixed account), net	-	(2)	1	(1)
Increase (decrease) in net assets derived from principal transactions	807	122	2,734	2,390
Total increase (decrease) in net assets	1,072	206	2,899	2,480
Net assets at December 31, 2006	$ 4,165	$ 2,982	$ 3,262	$ 2,527

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
Net assets at January 1, 2005	$ -	$ -	$ -	$ 529
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	(5)
Total realized gain (loss) on investments and capital gains distributions	-	-	-	18
Net unrealized appreciation (depreciation) of investments	1	-	-	37
Net increase (decrease) in net assets from operations	1	-	-	50
Changes from principal transactions:				
Premiums	5	-	-	149
Surrenders and withdrawals	13	5	-	3
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	-	-	(2)
Increase (decrease) in net assets derived from principal transactions	18	5	-	150
Total increase (decrease) in net assets	19	5	-	200
Net assets at December 31, 2005	19	5	-	729
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6)	(1)	(2)	(14)
Total realized gain (loss) on investments and capital gains distributions	(6)	-	3	60
Net unrealized appreciation (depreciation) of investments	116	18	25	64
Net increase (decrease) in net assets from operations	104	17	26	110
Changes from principal transactions:				
Premiums	1,471	268	689	1,233
Surrenders and withdrawals	(10)	21	(149)	(42)
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	(1)	1	-	-
Increase (decrease) in net assets derived from principal transactions	1,460	290	540	1,191
Total increase (decrease) in net assets	1,564	307	566	1,301
Net assets at December 31, 2006	$ 1,583	$ 312	$ 566	$ 2,030

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Service Class	ING Thornburg Value Portfolio - Initial Class	ING Thornburg Value Portfolio - Service Class
Net assets at January 1, 2005	$ 2,982	$ -	$ 3,938	$ 444
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(13)	-	(35)	(1)
Total realized gain (loss) on investments and capital gains distributions	185	-	241	43
Net unrealized appreciation (depreciation) of investments	(18)	-	(216)	(45)
Net increase (decrease) in net assets from operations	154	-	(10)	(3)
Changes from principal transactions:				
Premiums	815	-	150	20
Surrenders and withdrawals	(617)	-	(639)	(184)
Death benefits	(26)	-	(56)	-
Transfers between Divisions (including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	172	-	(545)	(164)
Total increase (decrease) in net assets	326	-	(555)	(167)
Net assets at December 31, 2005	3,308	-	3,383	277
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(32)	104	(42)	(29)
Total realized gain (loss) on investments and capital gains distributions	197	43	129	220
Net unrealized appreciation (depreciation) of investments	255	1,998	356	175
Net increase (decrease) in net assets from operations	420	2,145	443	366
Changes from principal transactions:				
Premiums	1,400	9,871	6	1,554
Surrenders and withdrawals	(839)	13,206	(495)	4,596
Death benefits	-	-	(13)	-
Transfers between Divisions (including fixed account), net	(1)	4	-	1
Increase (decrease) in net assets derived from principal transactions	560	23,081	(502)	6,151
Total increase (decrease) in net assets	980	25,226	(59)	6,517
Net assets at December 31, 2006	$ 4,288	$ 25,226	$ 3,324	$ 6,794

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING UBS U.S. Small Cap Growth Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Initial Class
Net assets at January 1, 2005	$ 674	$ -	$ 103,284	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(41)	-	(2,267)	(55)
Total realized gain (loss) on investments and capital gains distributions	275	-	5,519	35
Net unrealized appreciation (depreciation) of investments	209	-	(266)	341
Net increase (decrease) in net assets from operations	443	-	2,986	321
Changes from principal transactions:				
Premiums	2,406	-	53,148	665
Surrenders and withdrawals	3,629	-	10,038	3,197
Death benefits	(9)	-	(556)	(31)
Transfers between Divisions (including fixed account), net	85	-	23	(1)
Increase (decrease) in net assets derived from principal transactions	6,111	-	62,653	3,830
Total increase (decrease) in net assets	6,554	-	65,639	4,151
Net assets at December 31, 2005	7,228	-	168,923	4,151
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(164)	(19)	(2,943)	(183)
Total realized gain (loss) on investments and capital gains distributions	741	106	14,132	205
Net unrealized appreciation (depreciation) of investments	1,313	(79)	13,498	189
Net increase (decrease) in net assets from operations	1,890	8	24,687	211
Changes from principal transactions:				
Premiums	4,189	1,080	34,263	(2,100)
Surrenders and withdrawals	9,437	3,916	(7,353)	2,024
Death benefits	(132)	-	(1,196)	(361)
Transfers between Divisions (including fixed account), net	(1)	-	-	(12)
Increase (decrease) in net assets derived from principal transactions	13,493	4,996	25,714	(449)
Total increase (decrease) in net assets	15,383	5,004	50,401	(238)
Net assets at December 31, 2006	$ 22,611	$ 5,004	$ 219,324	$ 3,913

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Van Kampen Equity and Income Portfolio - Service Class	ING VP Strategic Allocation Conservative Portfolio - Class S	ING VP Strategic Allocation Growth Portfolio - Class S	ING VP Strategic Allocation Moderate Portfolio - Class S
Net assets at January 1, 2005	$ 256	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(166)	-	-	1
Total realized gain (loss) on investments and capital gains distributions	33	-	-	-
Net unrealized appreciation (depreciation) of investments	882	2	1	8
Net increase (decrease) in net assets from operations	749	2	1	9
Changes from principal transactions:				
Premiums	16,695	154	18	199
Surrenders and withdrawals	16,397	(38)	10	154
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	1	-	-	-
Increase (decrease) in net assets derived from principal transactions	33,093	116	28	353
Total increase (decrease) in net assets	33,842	118	29	362
Net assets at December 31, 2005	34,098	118	29	362
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	147	-	(1)	-
Total realized gain (loss) on investments and capital gains distributions	2,479	11	3	21
Net unrealized appreciation (depreciation) of investments	2,922	25	20	29
Net increase (decrease) in net assets from operations	5,548	36	22	50
Changes from principal transactions:				
Premiums	20,490	(530)	257	445
Surrenders and withdrawals	1,271	1,091	-	(164)
Death benefits	(10)	-	-	-
Transfers between Divisions (including fixed account), net	-	2	-	-
Increase (decrease) in net assets derived from principal transactions	21,751	563	257	281
Total increase (decrease) in net assets	27,299	599	279	331
Net assets at December 31, 2006	$ 61,397	$ 717	$ 308	$ 693

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING VP Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 1	ING GET U.S. Core Portfolio - Series 2	ING GET U.S. Core Portfolio - Series 3
Net assets at January 1, 2005	$ 1,776	$ 170,855	$ 113,368	$ 139,161
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	285	512	(253)
Total realized gain (loss) on investments and capital gains distributions	99	7,130	2,597	96
Net unrealized appreciation (depreciation) of investments	40	(8,740)	(4,631)	(1,798)
Net increase (decrease) in net assets from operations	145	(1,325)	(1,522)	(1,955)
Changes from principal transactions:				
Premiums	964	(58)	(36)	(58)
Surrenders and withdrawals	(455)	(39,945)	(20,130)	(40,328)
Death benefits	-	(1,353)	(765)	(1,363)
Transfers between Divisions (including fixed account), net	1	46	13	-
Increase (decrease) in net assets derived from principal transactions	510	(41,310)	(20,918)	(41,749)
Total increase (decrease) in net assets	655	(42,635)	(22,440)	(43,704)
Net assets at December 31, 2005	2,431	128,220	90,928	95,457
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	15	372	484	270
Total realized gain (loss) on investments and capital gains distributions	161	2,269	865	251
Net unrealized appreciation (depreciation) of investments	271	2,548	1,727	2,440
Net increase (decrease) in net assets from operations	447	5,189	3,076	2,961
Changes from principal transactions:				
Premiums	2,450	(59)	(167)	(204)
Surrenders and withdrawals	(571)	(39,471)	(27,912)	(29,104)
Death benefits	-	(2,501)	(1,364)	(688)
Transfers between Divisions (including fixed account), net	1	(2)	(2)	(2)
Increase (decrease) in net assets derived from principal transactions	1,880	(42,033)	(29,445)	(29,998)
Total increase (decrease) in net assets	2,327	(36,844)	(26,369)	(27,037)
Net assets at December 31, 2006	$ 4,758	$ 91,376	$ 64,559	$ 68,420

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 4	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7
Net assets at January 1, 2005	$ 76,373	$ 43,088	$ 60,314	$ 1,268
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(401)	(479)	(922)	(780)
Total realized gain (loss) on investments and capital gains distributions	1,001	976	363	107
Net unrealized appreciation (depreciation) of investments	(1,359)	(379)	758	684
Net increase (decrease) in net assets from operations	(759)	118	199	11
Changes from principal transactions:				
Premiums	(33)	(11)	(6)	941
Surrenders and withdrawals	(14,734)	(5,909)	(17,900)	34,375
Death benefits	(287)	(205)	(360)	(24)
Transfers between Divisions (including fixed account), net	(3)	-	(3)	239
Increase (decrease) in net assets derived from principal transactions	(15,057)	(6,125)	(18,269)	35,531
Total increase (decrease) in net assets	(15,816)	(6,007)	(18,070)	35,542
Net assets at December 31, 2005	60,557	37,081	42,244	36,810
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	262	(71)	66	11
Total realized gain (loss) on investments and capital gains distributions	1,513	1,919	883	558
Net unrealized appreciation (depreciation) of investments	967	669	1,568	1,342
Net increase (decrease) in net assets from operations	2,742	2,517	2,517	1,911
Changes from principal transactions:				
Premiums	(21)	48	(25)	(31)
Surrenders and withdrawals	(12,291)	(10,780)	(14,010)	(15,456)
Death benefits	(1,024)	(200)	(311)	(341)
Transfers between Divisions (including fixed account), net	(2)	(2)	(3)	(2)
Increase (decrease) in net assets derived from principal transactions	(13,338)	(10,934)	(14,349)	(15,830)
Total increase (decrease) in net assets	(10,596)	(8,417)	(11,832)	(13,919)
Net assets at December 31, 2006	$ 49,961	$ 28,664	$ 30,412	$ 22,891

The accompanying notes are an integral part of these financial statements.

131

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11
Net assets at January 1, 2005	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(203)	(122)	(27)	(1)
Total realized gain (loss) on investments and capital gains distributions	40	4	6	-
Net unrealized appreciation (depreciation) of investments	258	9	(66)	3
Net increase (decrease) in net assets from operations	95	(109)	(87)	2
Changes from principal transactions:				
Premiums	138	143	372	-
Surrenders and withdrawals	14,698	16,182	12,045	1,481
Death benefits	(183)	-	-	-
Transfers between Divisions (including fixed account), net	408	277	174	(1)
Increase (decrease) in net assets derived from principal transactions	15,061	16,602	12,591	1,480
Total increase (decrease) in net assets	15,156	16,493	12,504	1,482
Net assets at December 31, 2005	15,156	16,493	12,504	1,482
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(22)	(102)	(160)	(249)
Total realized gain (loss) on investments and capital gains distributions	262	333	129	216
Net unrealized appreciation (depreciation) of investments	723	792	721	725
Net increase (decrease) in net assets from operations	963	1,023	690	692
Changes from principal transactions:				
Premiums	-	(3)	(11)	35
Surrenders and withdrawals	(5,159)	(7,383)	(4,339)	8,923
Death benefits	(50)	(28)	(229)	-
Transfers between Divisions (including fixed account), net	(1)	(1)	(1)	21
Increase (decrease) in net assets derived from principal transactions	(5,210)	(7,415)	(4,580)	8,979
Total increase (decrease) in net assets	(4,247)	(6,392)	(3,890)	9,671
Net assets at December 31, 2006	$ 10,909	$ 10,101	$ 8,614	$ 11,153

The accompanying notes are an integral part of these financial statements.

132

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13	ING VP Global Equity Dividend Portfolio	ING VP Global Science and Technology Portfolio - Class S
Net assets at January 1, 2005	$ -	$ -	$ 56,073	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	522	-
Total realized gain (loss) on investments and capital gains distributions	-	-	1,206	-
Net unrealized appreciation (depreciation) of investments	-	-	(472)	6
Net increase (decrease) in net assets from operations	-	-	1,256	6
Changes from principal transactions:				
Premiums	-	-	5,475	66
Surrenders and withdrawals	-	-	(2,112)	6
Death benefits	-	-	(539)	-
Transfers between Divisions (including fixed account), net	-	-	(10)	-
Increase (decrease) in net assets derived from principal transactions	-	-	2,814	72
Total increase (decrease) in net assets	-	-	4,070	78
Net assets at December 31, 2005	-	-	60,143	78
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(75)	(92)	963	(5)
Total realized gain (loss) on investments and capital gains distributions	57	32	4,675	6
Net unrealized appreciation (depreciation) of investments	533	(171)	7,614	3
Net increase (decrease) in net assets from operations	515	(231)	13,252	4
Changes from principal transactions:				
Premiums	(6)	(2)	2,008	340
Surrenders and withdrawals	4,226	53,403	(13,229)	128
Death benefits	-	(73)	(421)	-
Transfers between Divisions (including fixed account), net	33	20	(13)	-
Increase (decrease) in net assets derived from principal transactions	4,253	53,348	(11,655)	468
Total increase (decrease) in net assets	4,768	53,117	1,597	472
Net assets at December 31, 2006	$ 4,768	$ 53,117	$ 61,740	$ 550

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING VP Growth Portfolio - Class S	ING VP Index Plus LargeCap Portfolio - Class S	ING VP Index Plus MidCap Portfolio - Class S	ING VP Index Plus SmallCap Portfolio - Class S
Net assets at January 1, 2005	$ 356	$ 128,155	$ 79,289	$ 68,985
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(1,382)	(2,103)	(1,975)
Total realized gain (loss) on investments and capital gains distributions	22	4,313	12,498	8,389
Net unrealized appreciation (depreciation) of investments	-	2,136	1,873	(48)
Net increase (decrease) in net assets from operations	20	5,067	12,268	6,366
Changes from principal transactions:				
Premiums	18	43,426	55,094	47,100
Surrenders and withdrawals	(109)	(1,802)	31,718	23,185
Death benefits	-	(1,087)	(722)	(850)
Transfers between Divisions (including fixed account), net	-	(11)	(13)	(15)
Increase (decrease) in net assets derived from principal transactions	(91)	40,526	86,077	69,420
Total increase (decrease) in net assets	(71)	45,593	98,345	75,786
Net assets at December 31, 2005	285	173,748	177,634	144,771
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(2,282)	(3,367)	(3,327)
Total realized gain (loss) on investments and capital gains distributions	18	5,948	17,725	11,947
Net unrealized appreciation (depreciation) of investments	(11)	17,530	(1,785)	8,014
Net increase (decrease) in net assets from operations	5	21,196	12,573	16,634
Changes from principal transactions:				
Premiums	28	34,196	48,352	45,063
Surrenders and withdrawals	(44)	(22,112)	(15,552)	(7,218)
Death benefits	-	(2,327)	(2,297)	(1,794)
Transfers between Divisions (including fixed account), net	(1)	(13)	(18)	(6)
Increase (decrease) in net assets derived from principal transactions	(17)	9,744	30,485	36,045
Total increase (decrease) in net assets	(12)	30,940	43,058	52,679
Net assets at December 31, 2006	$ 273	$ 204,688	$ 220,692	$ 197,450

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING VP International Equity Portfolio - Class S	ING VP Small Company Portfolio - Class S	ING VP Value Opportunity Portfolio - Class S	ING VP Convertible Portfolio - Class S
Net assets at January 1, 2005	$ 265	$ 1,267	$ 3,478	$ 8,608
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(11)	(44)	75
Total realized gain (loss) on investments				
and capital gains distributions	24	77	222	154
Net unrealized appreciation (depreciation)				
of investments	22	29	(189)	(316)
Net increase (decrease) in net assets from operations	45	95	(11)	(87)
Changes from principal transactions:				
Premiums	51	112	246	866
Surrenders and withdrawals	(10)	(180)	24,817	(1,389)
Death benefits	-	-	(1)	(62)
Transfers between Divisions				
(including fixed account), net	2	-	8	6
Increase (decrease) in net assets derived from				
principal transactions	43	(68)	25,070	(579)
Total increase (decrease) in net assets	88	27	25,059	(666)
Net assets at December 31, 2005	353	1,294	28,537	7,942
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(13)	(152)	26
Total realized gain (loss) on investments				
and capital gains distributions	39	286	613	423
Net unrealized appreciation (depreciation)				
of investments	69	(57)	2,987	(55)
Net increase (decrease) in net assets from operations	108	216	3,448	394
Changes from principal transactions:				
Premiums	379	823	205	2
Surrenders and withdrawals	17	(181)	(4,910)	(8,338)
Death benefits	-	-	(245)	-
Transfers between Divisions				
(including fixed account), net	-	(1)	(6)	-
Increase (decrease) in net assets derived from				
principal transactions	396	641	(4,956)	(8,336)
Total increase (decrease) in net assets	504	857	(1,508)	(7,942)
Net assets at December 31, 2006	$ 857	$ 2,151	$ 27,029	$ -

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING VP Financial Services Portfolio - Class S	ING VP International Value Portfolio - Class S	ING VP LargeCap Growth Portfolio - Class S	ING VP MidCap Opportunities Portfolio - Class S
Net assets at January 1, 2005	$ 14,250	$ 1,244	$ 1,873	$ 31,955
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(318)	20	(25)	(708)
Total realized gain (loss) on investments and capital gains distributions	1,937	138	63	482
Net unrealized appreciation (depreciation) of investments	3,252	73	(15)	2,587
Net increase (decrease) in net assets from operations	4,871	231	23	2,361
Changes from principal transactions:				
Premiums	9,458	1,097	8	2,454
Surrenders and withdrawals	47,475	279	(143)	(5,405)
Death benefits	(70)	(6)	(26)	(95)
Transfers between Divisions (including fixed account), net	(4)	1	1	(11)
Increase (decrease) in net assets derived from principal transactions	56,859	1,371	(160)	(3,057)
Total increase (decrease) in net assets	61,730	1,602	(137)	(696)
Net assets at December 31, 2005	75,980	2,846	1,736	31,259
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(818)	50	(22)	(647)
Total realized gain (loss) on investments and capital gains distributions	2,805	445	540	1,446
Net unrealized appreciation (depreciation) of investments	9,020	568	(457)	772
Net increase (decrease) in net assets from operations	11,007	1,063	61	1,571
Changes from principal transactions:				
Premiums	9,048	2,484	95	224
Surrenders and withdrawals	(2,823)	552	(1,884)	(6,882)
Death benefits	(461)	(1)	(8)	(232)
Transfers between Divisions (including fixed account), net	(12)	1	-	(5)
Increase (decrease) in net assets derived from principal transactions	5,752	3,036	(1,797)	(6,895)
Total increase (decrease) in net assets	16,759	4,099	(1,736)	(5,324)
Net assets at December 31, 2006	$ 92,739	$ 6,945	$ -	$ 25,935

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING VP Real Estate Portfolio - Class S	ING VP SmallCap Opportunities Portfolio - Class S	ING VP Balanced Portfolio - Class S	ING VP Intermediate Bond Portfolio - Class S
Net assets at January 1, 2005	$ -	$ 103,698	$ 3,120	$ 203,365
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	(2,357)	36	4,793
Total realized gain (loss) on investments and capital gains distributions	7	3,397	97	(570)
Net unrealized appreciation (depreciation) of investments	17	5,832	(45)	(2,599)
Net increase (decrease) in net assets from operations	28	6,872	88	1,624
Changes from principal transactions:				
Premiums	418	12,589	766	46,486
Surrenders and withdrawals	183	(9,973)	(805)	51,097
Death benefits	-	(731)	-	(1,771)
Transfers between Divisions (including fixed account), net	(1)	(23)	1	(27)
Increase (decrease) in net assets derived from principal transactions	600	1,862	(38)	95,785
Total increase (decrease) in net assets	628	8,734	50	97,409
Net assets at December 31, 2005	628	112,432	3,170	300,774
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	34	(2,703)	(36)	14,375
Total realized gain (loss) on investments and capital gains distributions	120	9,359	213	(3,956)
Net unrealized appreciation (depreciation) of investments	581	3,638	397	(1,188)
Net increase (decrease) in net assets from operations	735	10,294	574	9,231
Changes from principal transactions:				
Premiums	4,724	11,840	1,188	277,678
Surrenders and withdrawals	11	(16,648)	5,522	32,990
Death benefits	-	(1,235)	(84)	(4,630)
Transfers between Divisions (including fixed account), net	1	(14)	(9)	(11)
Increase (decrease) in net assets derived from principal transactions	4,736	(6,057)	6,617	306,027
Total increase (decrease) in net assets	5,471	4,237	7,191	315,258
Net assets at December 31, 2006	$ 6,099	$ 116,669	$ 10,361	$ 616,032

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	Legg Mason Partners Variable Appreciation Portfolio	Legg Mason Partners Variable High Income Portfolio	Legg Mason Partners Variable International All Cap Growth Portfolio	Legg Mason Partners Variable Large Cap Value Portfolio
Net assets at January 1, 2005	$ 626	$ 265	$ 214	$ 422
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	13	-	(1)
Total realized gain (loss) on investments and capital gains distributions	28	(44)	(4)	(15)
Net unrealized appreciation (depreciation) of investments	(10)	32	18	31
Net increase (decrease) in net assets from operations	14	1	14	15
Changes from principal transactions:				
Premiums	6	-	1	2
Surrenders and withdrawals	(180)	(81)	(83)	(145)
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	7	-	(2)	8
Increase (decrease) in net assets derived from principal transactions	(167)	(81)	(84)	(135)
Total increase (decrease) in net assets	(153)	(80)	(70)	(120)
Net assets at December 31, 2005	473	185	144	302
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	8	1	(1)
Total realized gain (loss) on investments and capital gains distributions	75	-	(1)	-
Net unrealized appreciation (depreciation) of investments	(52)	7	31	43
Net increase (decrease) in net assets from operations	21	15	31	42
Changes from principal transactions:				
Premiums	1	-	4	8
Surrenders and withdrawals	(495)	(62)	(46)	(101)
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	-	3	4
Increase (decrease) in net assets derived from principal transactions	(494)	(62)	(39)	(89)
Total increase (decrease) in net assets	(473)	(47)	(8)	(47)
Net assets at December 31, 2006	$ -	$ 138	$ 136	$ 255

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	Legg Mason Partners Variable Money Market Portfolio	Colonial Small Cap Value Fund, Variable Series - Class B	Oppenheimer Main Street Small Cap Fund®/VA - Service Class	PIMCO Real Return Portfolio - Administrative Class
Net assets at January 1, 2005	$ 37	$ 240,424	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(6,928)	-	2
Total realized gain (loss) on investments and capital gains distributions	-	4,064	-	4
Net unrealized appreciation (depreciation) of investments	-	15,535	2	(4)
Net increase (decrease) in net assets from operations	(2)	12,671	2	2
Changes from principal transactions:				
Premiums	-	83,430	75	288
Surrenders and withdrawals	(11)	13,994	14	63
Death benefits	-	(1,657)	-	-
Transfers between Divisions (including fixed account), net	-	(45)	-	(1)
Increase (decrease) in net assets derived from principal transactions	(11)	95,722	89	350
Total increase (decrease) in net assets	(13)	108,393	91	352
Net assets at December 31, 2005	24	348,817	91	352
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(7,205)	(4)	30
Total realized gain (loss) on investments and capital gains distributions	-	33,762	10	29
Net unrealized appreciation (depreciation) of investments	-	25,822	45	(57)
Net increase (decrease) in net assets from operations	-	52,379	51	2
Changes from principal transactions:				
Premiums	-	24,729	434	1,039
Surrenders and withdrawals	-	(88,211)	246	(92)
Death benefits	-	(2,488)	-	-
Transfers between Divisions (including fixed account), net	(1)	(49)	-	-
Increase (decrease) in net assets derived from principal transactions	(1)	(66,019)	680	947
Total increase (decrease) in net assets	(1)	(13,640)	731	949
Net assets at December 31, 2006	$ 23	$ 335,177	$ 822	$ 1,301

The accompanying notes are an integral part of these financial statements.

139

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	PIMCO StocksPLUS® Growth and Income Portfolio - Administrative Class	Pioneer Equity Income VCT Portfolio - Class II	Pioneer Small Cap Value VCT Portfolio - Class II	Pioneer Small Company VCT Portfolio - Class II
Net assets at January 1, 2005	$ 171,023	$ 1,659	$ -	$ 7,982
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	550	32	-	(130)
Total realized gain (loss) on investments and capital gains distributions	2,246	83	-	1,056
Net unrealized appreciation (depreciation) of investments	(992)	4	-	(960)
Net increase (decrease) in net assets from operations	1,804	119	-	(34)
Changes from principal transactions:				
Premiums	686	1,669	-	407
Surrenders and withdrawals	(29,950)	(13)	-	(1,232)
Death benefits	(3,105)	(6)	-	(125)
Transfers between Divisions (including fixed account), net	(9)	1	-	(1)
Increase (decrease) in net assets derived from principal transactions	(32,378)	1,651	-	(951)
Total increase (decrease) in net assets	(30,574)	1,770	-	(985)
Net assets at December 31, 2005	140,449	3,429	-	6,997
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(261)	87	(69)	187
Total realized gain (loss) on investments and capital gains distributions	38,822	190	199	724
Net unrealized appreciation (depreciation) of investments	(32,132)	778	341	(462)
Net increase (decrease) in net assets from operations	6,429	1,055	471	449
Changes from principal transactions:				
Premiums	31	3,840	6	3
Surrenders and withdrawals	(145,752)	231	6,382	(7,421)
Death benefits	(1,155)	2	(95)	(29)
Transfers between Divisions (including fixed account), net	(2)	(1)	1	1
Increase (decrease) in net assets derived from principal transactions	(146,878)	4,072	6,294	(7,446)
Total increase (decrease) in net assets	(140,449)	5,127	6,765	(6,997)
Net assets at December 31, 2006	$ -	$ 8,556	$ 6,765	$ -

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ProFund VP Bull	ProFund VP Europe 30	ProFund VP Rising Rates Opportunity	ProFund VP Small-Cap
Net assets at January 1, 2005	$ 106,145	$ 37,237	$ 52,378	$ 147,644
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,388)	(649)	(1,185)	(2,373)
Total realized gain (loss) on investments and capital gains distributions	5,190	4,841	(9,704)	14,996
Net unrealized appreciation (depreciation) of investments	(4,160)	(2,629)	4,353	(14,537)
Net increase (decrease) in net assets from operations	(358)	1,563	(6,536)	(1,914)
Changes from principal transactions:				
Premiums	3,946	4,951	8,960	11,110
Surrenders and withdrawals	(34,816)	(5,684)	(3,832)	(39,607)
Death benefits	(611)	(689)	(375)	(762)
Transfers between Divisions (including fixed account), net	3	(6)	13	(11)
Increase (decrease) in net assets derived from principal transactions	(31,478)	(1,428)	4,766	(29,270)
Total increase (decrease) in net assets	(31,836)	135	(1,770)	(31,184)
Net assets at December 31, 2005	74,309	37,372	50,608	116,460
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,075)	(636)	(277)	(2,465)
Total realized gain (loss) on investments and capital gains distributions	5,768	2,120	4,204	7,717
Net unrealized appreciation (depreciation) of investments	1,234	3,139	(80)	7,390
Net increase (decrease) in net assets from operations	5,927	4,623	3,847	12,642
Changes from principal transactions:				
Premiums	1,619	1,399	4,956	7,281
Surrenders and withdrawals	(23,315)	(13,079)	(11,174)	(28,631)
Death benefits	(944)	(362)	(627)	(1,324)
Transfers between Divisions (including fixed account), net	-	(4)	(4)	17
Increase (decrease) in net assets derived from principal transactions	(22,640)	(12,046)	(6,849)	(22,657)
Total increase (decrease) in net assets	(16,713)	(7,423)	(3,002)	(10,015)
Net assets at December 31, 2006	$ 57,596	$ 29,949	$ 47,606	$ 106,445

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	Putnam VT International Growth and Income Fund - Class IB Shares	Wells Fargo Advantage Asset Allocation Fund	Wells Fargo Advantage C&B Large Cap Value Fund	Wells Fargo Advantage Equity Income Fund
Net assets at January 1, 2005	$ 3,609	$ 1,880	$ 211	$ 882
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(23)	(7)	(5)	(10)
Total realized gain (loss) on investments and capital gains distributions	280	80	2	14
Net unrealized appreciation (depreciation) of investments	116	30	2	26
Net increase (decrease) in net assets from operations	373	103	(1)	30
Changes from principal transactions:				
Premiums	7	841	265	129
Surrenders and withdrawals	(562)	485	93	(4)
Death benefits	(56)	-	-	(31)
Transfers between Divisions (including fixed account), net	-	(1)	-	1
Increase (decrease) in net assets derived from principal transactions	(611)	1,325	358	95
Total increase (decrease) in net assets	(238)	1,428	357	125
Net assets at December 31, 2005	3,371	3,308	568	1,007
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	24	(5)	(6)	(9)
Total realized gain (loss) on investments and capital gains distributions	1,570	68	24	17
Net unrealized appreciation (depreciation) of investments	(1,122)	235	80	144
Net increase (decrease) in net assets from operations	472	298	98	152
Changes from principal transactions:				
Premiums	(1)	220	16	19
Surrenders and withdrawals	(3,831)	(382)	(123)	(72)
Death benefits	(11)	(23)	-	-
Transfers between Divisions (including fixed account), net	-	1	1	(1)
Increase (decrease) in net assets derived from principal transactions	(3,843)	(184)	(106)	(54)
Total increase (decrease) in net assets	(3,371)	114	(8)	98
Net assets at December 31, 2006	$ -	$ 3,422	$ 560	$ 1,105

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	Wells Fargo Advantage Large Company Growth Fund	Wells Fargo Advantage Money Market Fund	Wells Fargo Advantage Small Cap Growth Fund	Wells Fargo Advantage Total Return Bond Fund
Net assets at January 1, 2005	$ 2,266	$ 369	$ 569	$ 484
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(63)	6	(17)	15
Total realized gain (loss) on investments and capital gains distributions	3	-	1	(4)
Net unrealized appreciation (depreciation) of investments	192	-	55	(13)
Net increase (decrease) in net assets from operations	132	6	39	(2)
Changes from principal transactions:				
Premiums	350	8,137	82	720
Surrenders and withdrawals	380	(7,728)	92	246
Death benefits	(20)	-	-	(55)
Transfers between Divisions (including fixed account), net	1	-	-	(1)
Increase (decrease) in net assets derived from principal transactions	711	409	174	910
Total increase (decrease) in net assets	843	415	213	908
Net assets at December 31, 2005	3,109	784	782	1,392
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(75)	12	(20)	30
Total realized gain (loss) on investments and capital gains distributions	17	-	31	(5)
Net unrealized appreciation (depreciation) of investments	39	-	142	(4)
Net increase (decrease) in net assets from operations	(19)	12	153	21
Changes from principal transactions:				
Premiums	17	1,340	2	50
Surrenders and withdrawals	(208)	(1,821)	(27)	(66)
Death benefits	(22)	-	-	(19)
Transfers between Divisions (including fixed account), net	(1)	(1)	-	(2)
Increase (decrease) in net assets derived from principal transactions	(214)	(482)	(25)	(37)
Total increase (decrease) in net assets	(233)	(470)	128	(16)
Net assets at December 31, 2006	$ 2,876	$ 314	$ 910	$ 1,376

The accompanying notes are an integral part of these financial statements.

1.   **Organization**

ING USA Annuity and Life Insurance Company Separate Account B (the "Account") was established by ING USA Annuity and Life Insurance Company ("ING USA" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH") an insurance holding company domiciled in the State of Delaware. ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company based in The Netherlands.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. ING USA provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the ING USA guaranteed interest division, the ING USA fixed interest division, and the fixed separate account, which are not part of the Account, as directed by the contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ING USA may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ING USA. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ING USA.

During 2006, the Account had ING Architect Contracts, ING GoldenSelect Contracts, ING SmartDesign Contracts, ING Rollover Choice Contracts, ING Focus Contracts, and Wells Fargo ING Contracts. ING GoldenSelect Contracts sold by ING USA during 2006 included Access, Access One, DVA, DVA Plus, Premium Plus, ESII, Landmark, Legends, Generations, and Opportunities Contracts. ING SmartDesign Contracts included Variable Annuity, Advantage, Simplicity, and Signature Contracts. Wells Fargo ING Contracts included Wells Fargo ING Opportunities and Wells Fargo ING Landmark Contracts.

The Account discontinued offering DVA 80 Contracts in May 1991 and discontinued registering DVA Series 100, Granite PrimElite and Value Contracts for sale to the public as of May 1, 2003.

The Account also includes The Fund For Life Division, which is not included in the accompanying financial statements, and which ceased to accept new Contracts effective December 31, 1994.

At December 31, 2006, the Account had 203 investment divisions (the "Divisions"), 29 of which invest in independently managed mutual funds and 174 of which invest in mutual funds managed by affiliates, either Directed Services, LLC or ING Investments, LLC. The assets in each Division are invested in shares of a designated series ("Series," which may also be referred to as "Portfolio" or "Fund") of various investment trusts (the "Trusts"). Investment Divisions at December 31, 2006 and related Trusts are as follows:

AIM Variable Insurance Funds:
  AIM V.I. Leisure Fund - Series I Shares
Columbia Funds Variable Insurance Trust:
  Columbia Asset Allocation Fund, Variable
    Series - Class A
  Columbia Federal Securities Fund, Variable
    Series - Class A
  Columbia Large Cap Growth Fund, Variable
    Series - Class A*
  Columbia Small Company Growth Fund, Variable
    Series - Class A
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income
    Portfolio - Service Class 2
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund®
    Portfolio - Service Class 2
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
  Mutual Shares Securities Fund - Class 2**
ING GET Fund:
  ING GET Fund - Series Q
  ING GET Fund - Series R
  ING GET Fund - Series S
  ING GET Fund - Series T
  ING GET Fund - Series U
  ING GET Fund - Series V
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth
    Portfolio - Service Class
  ING AllianceBernstein Mid Cap Growth
    Portfolio - Service 2 Class
  ING American Funds Growth Portfolio
  ING American Funds Growth-Income Portfolio
  ING American Funds International Portfolio
  ING BlackRock Large Cap Growth
    Portfolio - Service Class
  ING BlackRock Large Cap Value
    Portfolio - Service Class
  ING BlackRock Large Cap Value
    Portfolio - Service 2 Class
  ING Capital Guardian Small/Mid Cap
    Portfolio - Service Class
  ING Capital Guardian Small/Mid Cap
    Portfolio - Service 2 Class
  ING Capital Guardian U.S. Equities
    Portfolio - Service Class

ING Investors Trust (continued):
  ING Capital Guardian U.S. Equities
    Portfolio - Service 2 Class
  ING EquitiesPlus Portfolio - Service Class**
  ING EquitiesPlus Portfolio - Service 2 Class**
  ING Evergreen Health Sciences
    Portfolio - Service Class
  ING Evergreen Omega Portfolio - Service Class
  ING Evergreen Omega Portfolio - Service 2 Class
  ING FMR^{SM} Diversified Mid Cap
    Portfolio - Service Class
  ING FMR^{SM} Diversified Mid Cap
    Portfolio - Service 2 Class
  ING FMR^{SM} Large Cap Growth
    Portfolio - Service Class*
  ING FMR^{SM} Mid Cap Growth Portfolio - Service Class
  ING FMR^{SM} Mid Cap Growth
    Portfolio - Service 2 Class
  ING Franklin Income Portfolio - Service Class**
  ING Franklin Income Portfolio - Service 2 Class**
  ING Global Real Estate Portfolio - Service Class**
  ING Global Real Estate Portfolio - Service 2 Class**
  ING Global Resources Portfolio - Service Class
  ING Global Resources Portfolio - Service 2 Class
  ING Global Technology Portfolio - Service Class
  ING Global Technology Portfolio - Service 2 Class
  ING International Portfolio - Service Class
  ING International Portfolio - Service 2 Class
  ING Janus Contrarian Portfolio - Service Class
  ING Janus Contrarian Portfolio - Service 2 Class
  ING JPMorgan Emerging Markets Equity
    Portfolio - Adviser Class
  ING JPMorgan Emerging Markets Equity
    Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity
    Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity
    Portfolio - Service 2 Class
  ING JPMorgan Value Opportunities
    Portfolio - Service Class*
  ING JPMorgan Value Opportunities
    Portfolio - Service 2 Class*
  ING Julius Baer Foreign Portfolio - Service Class
  ING Julius Baer Foreign Portfolio - Service 2 Class
  ING Legg Mason Partners All Cap
    Portfolio - Service Class
  ING Legg Mason Partners All Cap
    Portfolio - Service 2 Class

ING Investors Trust (continued):

ING Legg Mason Value Portfolio - Service Class
ING Legg Mason Value Portfolio - Service 2 Class
ING LifeStyle Aggressive Growth
   Portfolio - Service Class
ING LifeStyle Aggressive Growth
   Portfolio - Service 2 Class**
ING LifeStyle Growth Portfolio - Service Class
ING LifeStyle Growth Portfolio - Service 2 Class**
ING LifeStyle Moderate Growth
   Portfolio - Service Class
ING LifeStyle Moderate Growth
   Portfolio - Service 2 Class**
ING LifeStyle Moderate Portfolio - Service Class
ING LifeStyle Moderate
   Portfolio - Service 2 Class**
ING Limited Maturity Bond
   Portfolio - Service Class
ING Liquid Assets Portfolio - Service Class
ING Liquid Assets Portfolio - Service 2 Class
ING Lord Abbett Affiliated Portfolio - Service Class
ING Lord Abbett Affiliated
   Portfolio - Service 2 Class
ING MarketPro Portfolio - Service Class*
ING MarketPro Portfolio - Service 2 Class*
ING MarketStyle Growth Portfolio - Service Class*
ING MarketStyle Moderate Growth
   Portfolio - Service Class*
ING MarketStyle Moderate
   Portfolio - Service Class*
ING Marsico Growth Portfolio - Service Class
ING Marsico Growth Portfolio - Service 2 Class
ING Marsico International Opportunities
   Portfolio - Service Class*
ING MFS Total Return Portfolio - Service Class
ING MFS Total Return Portfolio - Service 2 Class
ING MFS Utilities Portfolio - Service Class*
ING Oppenheimer Main Street
   Portfolio® - Service Class
ING Oppenheimer Main Street
   Portfolio® - Service 2 Class
ING PIMCO Core Bond Portfolio - Service Class
ING PIMCO Core Bond Portfolio - Service 2 Class
ING PIMCO High Yield Portfolio - Service Class
ING Pioneer Fund Portfolio - Service Class*
ING Pioneer Mid Cap Value
   Portfolio - Service Class*
ING T. Rowe Price Capital Appreciation
   Portfolio - Service Class
ING T. Rowe Price Capital Appreciation
   Portfolio - Service 2 Class
ING T. Rowe Price Equity Income
   Portfolio - Service Class
ING T. Rowe Price Equity Income
   Portfolio - Service 2 Class
ING Templeton Global Growth
   Portfolio - Service Class

ING Investors Trust (continued):

ING Templeton Global Growth
   Portfolio - Service 2 Class
ING UBS U.S. Allocation Portfolio - Service Class
ING UBS U.S. Allocation Portfolio - Service 2 Class
ING Van Kampen Equity Growth
   Portfolio - Service Class
ING Van Kampen Equity Growth
   Portfolio - Service 2 Class
ING Van Kampen Global Franchise
   Portfolio - Service Class
ING Van Kampen Global Franchise
   Portfolio - Service 2 Class
ING Van Kampen Growth and Income
   Portfolio - Service Class
ING Van Kampen Growth and Income
   Portfolio - Service 2 Class
ING Van Kampen Real Estate Portfolio - Service Class
ING Van Kampen Real Estate
   Portfolio - Service 2 Class
ING VP Index Plus International Equity
   Portfolio - Service Class*
ING VP Index Plus International Equity
   Portfolio - Service 2 Class**
ING Wells Fargo Mid Cap Disciplined
   Portfolio - Service Class
ING Wells Fargo Mid Cap Disciplined
   Portfolio - Service 2 Class
ING Wells Fargo Small Cap Disciplined
   Portfolio - Service Class*
ING Wells Fargo Small Cap Disciplined
   Portfolio - Service 2 Class**
ING Mutual Funds:
ING Diversified International Fund - Class R**
ING Partners, Inc.:
ING American Century Large Company Value
   Portfolio - Service Class
ING American Century Select Portfolio - Initial Class*
ING American Century Select Portfolio - Service Class
ING American Century Small-Mid Cap Value
   Portfolio - Service Class
ING Baron Small Cap Growth Portfolio - Service Class
ING Columbia Small Cap Value II
   Portfolio - Service Class**
ING Davis Venture Value Portfolio - Service Class
ING Fundamental Research Portfolio - Initial Class**
ING Fundamental Research Portfolio - Service Class*
ING Goldman Sachs® Capital Growth
   Portfolio - Service Class
ING JPMorgan International Portfolio - Service Class
ING JPMorgan Mid Cap Value
   Portfolio - Service Class
ING Legg Mason Partners Aggressive Growth
   Portfolio - Service Class
ING Neuberger Berman Partners
   Portfolio - Service Class**

ING Partners, Inc. (continued):
  ING Neuberger Berman Regency
    Portfolio - Service Class**
  ING OpCap Balanced Value Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Initial Class*
  ING Oppenheimer Global Portfolio - Service Class
  ING Oppenheimer Strategic Income
    Portfolio - Service Class*
  ING PIMCO Total Return Portfolio - Service Class
  ING Solution 2015 Portfolio - Service Class*
  ING Solution 2025 Portfolio - Service Class*
  ING Solution 2035 Portfolio - Service Class*
  ING Solution 2045 Portfolio - Service Class*
  ING Solution Income Portfolio - Service Class**
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Service Class
  ING T. Rowe Price Growth Equity
    Portfolio - Service Class
  ING Templeton Foreign Equity
    Portfolio - Service Class**
  ING Thornburg Value Portfolio - Initial Class
  ING Thornburg Value Portfolio - Service Class
  ING UBS U.S. Large Cap Equity
    Portfolio - Service Class
  ING UBS U.S. Small Cap Growth
    Portfolio - Service Class**
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income
    Portfolio - Initial Class*
  ING Van Kampen Equity and Income
    Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:
  ING VP Strategic Allocation Conservative
    Portfolio - Class S*
  ING VP Strategic Allocation Growth
    Portfolio - Class S*
  ING VP Strategic Allocation Moderate
    Portfolio - Class S*
ING Variable Funds:
  ING VP Growth and Income Portfolio - Class S
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 1
  ING GET U.S. Core Portfolio - Series 2
  ING GET U.S. Core Portfolio - Series 3
  ING GET U.S. Core Portfolio - Series 4
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8*
  ING GET U.S. Core Portfolio - Series 9*
  ING GET U.S. Core Portfolio - Series 10*
  ING GET U.S. Core Portfolio - Series 11*
  ING GET U.S. Core Portfolio - Series 12**
  ING GET U.S. Core Portfolio - Series 13**
  ING VP Global Equity Dividend Portfolio

ING Variable Portfolios, Inc.:
  ING VP Global Science and Technology Portfolio - Class S*
  ING VP Growth Portfolio - Class S
  ING VP Index Plus LargeCap Portfolio - Class S
  ING VP Index Plus MidCap Portfolio - Class S
  ING VP Index Plus SmallCap Portfolio - Class S
  ING VP International Equity Portfolio - Class S
  ING VP Small Company Portfolio - Class S
  ING VP Value Opportunity Portfolio - Class S
ING Variable Products Trust:
  ING VP Financial Services Portfolio - Class S
  ING VP International Value Portfolio - Class S
  ING VP MidCap Opportunities Portfolio - Class S
  ING VP Real Estate Portfolio - Class S*
  ING VP SmallCap Opportunities Portfolio - Class S
ING VP Balanced Portfolio, Inc.:
  ING VP Balanced Portfolio - Class S
ING VP Intermediate Bond Portfolio:
  ING VP Intermediate Bond Portfolio - Class S
Legg Mason Partners Variable Portfolios III:
  Legg Mason Partners Variable High Income Portfolio
  Legg Mason Partners Variable International All Cap
    Growth Portfolio
  Legg Mason Partners Variable Large Cap Value Portfolio
  Legg Mason Partners Variable Money Market Portfolio
Liberty Variable Investment Trust:
  Colonial Small Cap Value Fund, Variable Series - Class B
Oppenheimer Variable Account Funds:
  Oppenheimer Main Street Small Cap
    Fund®/VA - Service Class*
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative Class*
Pioneer Variable Contracts Trust:
  Pioneer Equity Income VCT Portfolio - Class II
  Pioneer Small Cap Value VCT Portfolio - Class II**
ProFunds:
  ProFund VP Bull
  ProFund VP Europe 30
  ProFund VP Rising Rates Opportunity
  ProFund VP Small-Cap
Wells Fargo Funds Trust:
  Wells Fargo Advantage Asset Allocation Fund
  Wells Fargo Advantage C&B Large Cap Value Fund
  Wells Fargo Advantage Equity Income Fund
  Wells Fargo Advantage Large Company Growth Fund
  Wells Fargo Advantage Money Market Fund
  Wells Fargo Advantage Small Cap Growth Fund
  Wells Fargo Advantage Total Return Bond Fund

*   Division became available in 2005
** Division became available in 2006

The names of certain Divisions were changed during 2006. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
Columbia Funds Variable Insurance Trust:	Columbia Funds Variable Insurance Trust:
Columbia Asset Allocation Fund, Variable Series - Class A	Liberty Asset Allocation Fund, Variable Series - Class A
Columbia Federal Securities Fund, Variable Series - Class A	Liberty Federal Securities Fund, Variable Series - Class A
Columbia Small Company Growth Fund, Variable Series - Class A	Liberty Small Company Growth Fund, Variable Series - Class A
ING Investors Trust:	ING Investors Trust:
ING BlackRock Large Cap Growth Portfolio - Service Class	ING Mercury Large Cap Growth Portfolio - Service Class
ING BlackRock Large Cap Value Portfolio - Service Class	ING Mercury Large Cap Value Portfolio - Service Class
ING BlackRock Large Cap Value Portfolio - Service 2 Class	ING Mercury Large Cap Value Portfolio - Service 2 Class
ING FMR^{SM} Large Cap Growth Portfolio - Service Class	ING FMR^{SM} Earnings Growth Portfolio - Service Class
ING FMR^{SM} Large Cap Growth Portfolio - Service 2 Class	ING FMR^{SM} Earnings Growth Portfolio - Service 2 Class
ING FMR^{SM} Mid Cap Growth Portfolio - Service Class	ING MFS Mid Cap Growth Portfolio - Service Class
ING FMR^{SM} Mid Cap Growth Portfolio - Service 2 Class	ING MFS Mid Cap Growth Portfolio - Service 2 Class
ING Global Technology Portfolio - Service Class	ING Goldman Sachs Tollkeeper^{SM} Portfolio - Service Class
ING Global Technology Portfolio - Service 2 Class	ING Goldman Sachs Tollkeeper^{SM} Portfolio - Service 2 Class
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING JPMorgan Small Cap Equity Portfolio - Service Class
ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	ING JPMorgan Small Cap Equity Portfolio - Service 2 Class
ING Legg Mason Partners All Cap Portfolio - Service Class	ING Salomon Brothers All Cap Portfolio - Service Class
ING Legg Mason Partners All Cap Portfolio - Service 2 Class	ING Salomon Brothers All Cap Portfolio - Service 2 Class
ING Partners, Inc.:	ING Partners, Inc.:
ING American Century Small-Mid Cap Value Portfolio - Service Class	ING American Century Small Cap Value Portfolio - Service Class
ING JPMorgan International Portfolio - Service Class	ING JPMorgan Fleming International Portfolio - Service Class
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	ING Salomon Brothers Aggressive Growth Portfolio - Service Class
ING Thornburg Value Portfolio - Initial Class	ING MFS Capital Opportunities Portfolio - Initial Class
ING Thornburg Value Portfolio - Service Class	ING MFS Capital Opportunities Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:	ING Strategic Allocation Portfolios, Inc.:
ING VP Strategic Allocation Conservative Portfolio - Class S	ING VP Strategic Allocation Income Portfolio - Class S
ING VP Strategic Allocation Moderate Portfolio - Class S	ING VP Strategic Allocation Balanced Portfolio - Class S
Legg Mason Partners Variable Portfolios II:	Greenwich Street Series Fund
Legg Mason Partners Variable Appreciation Portfolio	Appreciation Portfolio
Legg Mason Partners Variable Portfolios III:	Travelers Series Fund, Inc.
Legg Mason Partners Variable High Income Portfolio	Smith Barney High Income
Legg Mason Partners Variable International All Cap Growth Portfolio	Smith Barney International All Cap Growth
Legg Mason Partners Variable Large Cap Value Portfolio	Smith Barney Large Cap Value SB
Legg Mason Partners Variable Money Market Portfolio	Smith Barney Money Market SB

The following Divisions were closed to contractowners in 2006:

Fidelity® Variable Insurance Products:
   Fidelity® VIP Growth Portfolio - Service Class 2
   Fidelity® VIP Overseas Portfolio - Service Class 2
ING GET Fund:
   ING GET Fund - Series N
   ING GET Fund - Series P
ING Investors Trust:
   ING Eagle Asset Capital Appreciation Portfolio - Service Class
   ING Eagle Asset Capital Appreciation Portfolio - Service 2 Class
   ING FMR℠ Large Cap Growth Portfolio - Service 2 Class
ING Variable Products Trust:
   ING VP Convertible Portfolio - Class S
   ING VP LargeCap Growth Portfolio - Class S
Legg Mason Partners Variable Portfolios II:
   Legg Mason Partners Variable Appreciation Portfolio
PIMCO Variable Insurance Trust:
   PIMCO StocksPLUS® Growth and Income Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
   Pioneer Small Company VCT Portfolio - Class II
Putnam Variable Trust:
   Putnam VT International Growth and Income Fund - Class IB Shares

The following Divisions were offered during 2006, but had no investments as of December 31, 2006:

ING Variable Insurance Trust:
   ING GET U.S. Core Portfolio - Series 14

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund are determined on the specific identification basis. The difference between cost and current market value of investments

owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ING USA, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of ING USA.

Contractowner Reserves

Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions. To the extent that benefits to be paid to the contractowners exceed their account values, ING USA will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ING USA.

Changes from Principal Transactions

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contractowner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ING USA related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ING USA). Any net unsettled transactions as of the reporting date are included in Payable to related parties on the Statements of Assets and Liabilities.

3. **Charges and Fees**

Prior to February 1, 2000, DVA Plus, Access, and Premium Plus Contracts each had three different death benefit options referred to as Standard, Annual Ratchet, and 7% Solution; however, in the state of Washington, the 5.5% Solution is offered instead of the 7% Solution. After February 1, 2000, DVA Plus, Access and Premium Plus each had four different death benefit options referred to as Standard, Annual Ratchet, 7% Solution and Max 7. In the state of Washington, the 5.5% Solution is offered instead of the 7% Solution and Max 5.5 is offered instead of Max 7 after February 1, 2000. ES II, Generations, Landmark and Opportunities contracts each have four different death benefit options referred to as Standard, Annual or Quarterly Ratchet, 7% Solution and Max 7. In the state of Washington, the 5.5% Solution is offered instead of the 7% Solution and Max 5.5 is offered instead of Max 7. SmartDesign Advantage,

SmartDesign Signature, and SmartDesign Variable Annuity contracts each have three different death benefit options referred to as Option Package I, Option Package II, and Option Package III. Focus has two different options referred to as Option Package I, Option Package II.

Under the terms of all Contracts, certain charges are allocated to the Contracts to cover ING USA's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

ING USA assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account.

Daily charges are deducted at annual rates of up to 2.20% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts:

Series	Annual Rates
ING:	
Architect Standard	0.85 %
Architect Quarterly Ratchet	1.10
Architect Max 7	1.40
Focus Variable Annuity Option I	0.60
Focus Variable Annuity Option II	0.80
Rollover Choice^{SM} Option I (pre August 7, 2003)	0.60
Rollover Choice^{SM} Option II (pre August 7, 2003)	0.80
Rollover Choice^{SM} Option III (pre August 7, 2003)	0.95
Rollover Choice^{SM} Option I (post August 7, 2003)	0.85
Rollover Choice^{SM} Option II (post August 7, 2003)	1.05
Rollover Choice^{SM} Option III (post August 7, 2003)	1.20
ING GoldenSelect:	
Access® (pre February 2000) Standard	1.25
Access® (post January 2000) Standard	1.65
Access® (post 2000) Standard	1.30
Access® (pre February 2000) Annual Ratchet	1.40
Access® (pre February 2000) 5.5% Solution	1.40
Access® (post January 2000) Annual Ratchet	1.45
Access® (post January 2000) 5.5 % Solution	1.45
Access® (post 2000) 5.5% Solution	1.45
Access® (pre February 2000) 7% Solution	1.55

Series	Annual Rates
ING GoldenSelect (continued):	
Access® (post January 2000) Max 5.5	1.55 %
Access® (post 2000) Annual Ratchet	1.55
Access® (post 2000) Max 5.5	1.60
Access® (post January 2000) 7% Solution	1.65
Access® (post 2000) 7% Solution	1.65
Access® (post April 2001) Standard	1.65
Access® (post January 2000) Max 7	1.75
Access® (post 2000) Max 7	1.75
Access® (post April 2001) 5.5% Solution	1.80
Access® (post April 2001) Quarterly Ratchet	1.90
Access® (post April 2001) Max 5.5	1.95
Access® (post April 2001) 7% Solution	2.00
Access® (post April 2001) Max 7	2.20
Access® One	0.35
DVA	0.90
DVA 80	0.80
DVA Plus (pre February 2000) Standard	1.10
DVA Plus (post January 2000) Standard	1.15
DVA Plus (post 2000) Standard	1.15
DVA Plus (pre February 2000) Annual Ratchet	1.25
DVA Plus (pre February 2000) 5.5% Solution	1.25
DVA Plus (post January 2000) 5.5% Solution	1.25
DVA Plus (post 2000) 5.5% Solution	1.30
DVA Plus (post January 2000) Annual Ratchet	1.30
DVA Plus (pre February 2000) 7% Solution	1.40
DVA Plus (post January 2000) Max 5.5	1.40
DVA Plus (post 2000) Annual Ratchet	1.40
DVA Plus (post 2000) Max 5.5	1.45
DVA Plus (post January 2000) 7% Solution	1.50
DVA Plus (post 2000) 7% Solution	1.50
DVA Plus (post January 2000) Max 7	1.60
DVA Plus (post 2000) Max 7	1.60
DVA Series 100	1.25
ES II (pre 2001)	1.25
ES II (post 2000) Standard	1.25
ES II (post 2000) Deferred Ratchet	1.30
ES II (post 2000) 5.5% Solution	1.40
ES II (post 2000) Quarterly Ratchet	1.50
ES II (post 2000) Max 5.5	1.55
ES II (post 2000) 7% Solution	1.60
ES II (post 2000) Max 7	1.80
Generations-7% Solution	1.60
Generations-Deferred Ratchet	1.30
Generations-Max 7	1.80

Series	Annual Rates
ING GoldenSelect (continued):	
Generations-Quarterly Ratchet	1.50 %
Generations-Standard	1.25
Granite PrimElite-Annual Ratchet	1.25
Granite PrimElite-Standard	1.10
Landmark-Max 7	2.05
Landmark-Quarterly Ratchet	1.75
Landmark-Standard	1.50
Landmark 7% Solution	1.85
Landmark 5.5% Solution	1.65
Landmark-Max 5.5	1.80
Legends-Standard	1.50
Legends Max 7	2.05
Legends Quarterly Ratchet	1.75
Opportunities-Max 7	1.80
Opportunities-Quarterly Ratchet	1.50
Opportunities-Standard	1.25
Opportunities 7% Solution	1.60
Opportunities 5.5% Solution	1.40
Opportunities-Max 5.5	1.55
Premium Plus (pre February 2000) Standard	1.25
Premium Plus (post January 2000) Standard	1.40
Premium Plus (post 2000) Standard	1.30
Premium Plus (pre February 2000) Quarterly Ratchet	1.40
Premium Plus (pre February 2000) 5.5% Solution	1.40
Premium Plus (post January 2000) Quarterly Ratchet	1.65
Premium Plus (post January 2000) 5.5% Solution	1.45
Premium Plus (post 2000) 5.5% Solution	1.45
Premium Plus (pre February 2000) 7% Solution	1.55
Premium Plus (post January 2000) Max 5.5	1.55
Premium Plus (post 2000) Annual Ratchet	1.55
Premium Plus (post 2000) Max 5.5	1.60
Premium Plus (post January 2000) 7% Solution	1.65
Premium Plus (post 2000) 7% Solution	1.65
Premium Plus (post January 2000) Max 7	1.95
Premium Plus (post 2000) Max 7	1.95
VA Bonus Option I	1.30
VA Bonus Option II	1.60
VA Bonus Option III	1.75
VA Option I	0.80
VA Option II	1.10
VA Option III	1.25
Value-Standard	0.75

Series	Annual Rates
ING SmartDesign:	
Advantage Option I	1.50 %
Advantage Option II	1.70
Advantage Option III	1.85
Signature Option I	1.10
Signature Option II	1.30
Signature Option III	1.45
Simplicity Variable Annuity Years 1-10	2.00
Simplicity Variable Annuity Years 11+	1.25
Variable Annuity Option I	0.80
Variable Annuity Option II	1.10
Variable Annuity Option III	1.25
Wells Fargo ING:	
Landmark-Max 7	2.05
Landmark-Quarterly Ratchet	1.75
Landmark-Standard	1.50
Opportunities-Standard	1.25
Opportunities-Max 7	1.80
Opportunities-Quarterly Ratchet	1.50

Asset Based Administrative Charges

A daily charge to cover administrative expenses of the Account at an annual rate of 0.10% is deducted from assets attributable to DVA and DVA Series 100 Contracts. A daily charge at an annual rate of 0.15% is deducted from the assets attributable to the Access, Access One, Advantage, Architect, DVA Plus, ESII, Focus VA, Generations, Granite PrimElite, Landmark, Legends, Premium Plus, Rollover Choice, Signature, Opportunities Contracts, Variable Annuity, and Value.

Contract Maintenance Charges

An annual Contract fee may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contracts. The charge is $30 per Contract year for Generations, Opportunities, Landmark, Focus VA, Signature, Legends, Simplicity, ES II, Value, Variable Annuity, Advantage, and Rollover Choice Contracts. For DVA Series 100 and Access One Contracts there is no charge. For all other Contracts, the charge is $40. The charge is incurred at the beginning of the Contract processing period and deducted at the end of the Contract processing period. This charge had been waived for certain offerings of the Contracts.

Contingent Deferred Sales Charges

Under DVA 80, DVA, DVA Plus, Premium Plus, ES II, Value, Granite PrimElite, Generations, Opportunities, Premium Plus, Focus VA, Signature, Legends, Simplicity, Landmark, VA, Advantage, and Rollover Choice Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract. The following table reflects the Surrender Charge that is assessed based upon the date a premium payment is received.

Complete Years Elapsed Since Premium Payment	DVA 80 & DVA	Granite PrimElite & DVA Plus	Premium Plus	Opportunities, ES II & Generations	Value	Architect
0	6 %	7 %	8 %	8 %	6 %	8 %
1	5	7	8	7	6	7
2	4	6	8	6	6	6
3	3	5	8	5	5	5
4	2	4	7	4	4	4
5	1	3	6	3	3	3
6	-	1	5	2	1	2
7	-	-	3	1	-	-
8	-	-	1	-	-	-
9+	-	-	-	-	-	-

Complete Years Elapsed Since Premium Payment	Advantage	Landmark & Legends	Signature & VA	Rollover Choice	Focus VA	Simplicity
0	6 %	6 %	7 %	6 %	3 %	6 %
1	5	5	7	6	2	6
2	4	4	6	5	1	5
3	-	3	6	4	-	4
4	-	-	5	3	-	3
5	-	-	4	2	-	-
6	-	-	3	1	-	-
7	-	-	-	-	-	-
8	-	-	-	-	-	-
9+	-	-	-	-	-	-

Withdrawal and Distribution Charges

Under DVA 80, DVA, and DVA Series 100 Contracts, a charge is deducted from the accumulation value for contractowners taking more than one conventional partial withdrawal during a Contract year. For DVA 80 and DVA Contracts, annual distribution fees are deducted from the Contracts' accumulation values.

Deferred Sales Load

Under Contracts offered prior to October 1995, a sales load of up to 7.5% was assessed against each premium payment for sales-related expenses, as specified in the Contracts. For DVA Series 100, the sales load is deducted in equal annual installments over the period the Contract is in force, not to exceed 10 years. For DVA 80 and DVA Contracts, although the sales load is chargeable to each premium when ING USA receives it, the amount of such charge is initially advanced by ING USA to contractowners and included in the accumulation value, and then deducted in equal installments on each Contract anniversary date over a period of six years. Upon surrender of the Contract, the unamortized deferred sales load is deducted from the accumulation value. In addition, when partial withdrawal limits are exceeded, a portion of the unamortized deferred sales load is deducted.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contractowner's state of residence and currently ranges up to 3.50% of premiums.

Other Contract Charges

For certain Contracts, an additional annual charge of 0.50% is deducted daily from the accumulation value for amounts invested in the ING GET U.S. Core Portfolio Funds.

Certain Contacts contain optional riders that are available for an additional charge, such as minimum guaranteed income benefits and minimum guaranteed withdrawal benefits. The amounts charged for these optional benefits vary based on a number of factors and are defined in the Contracts.

Fees Waived by ING USA

Certain charges and fees for various types of Contracts are currently waived by ING USA. ING USA reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

4. **Related Party Transactions**

During the year ended December 31, 2006, management and service fees were paid indirectly to Directed Services, Inc. ("DSI"), an affiliate of the Company, in its capacity as investment manager to the ING Investors Trust. The Trust's advisory agreement provided for a fee at annual rates ranging from 0.00% to 1.25% of the average net assets of each respective Series.

In addition, management and service fees were paid to ING Investments, LLC, an affiliate of the Company, in its capacity as investment adviser to the ING GET Fund, ING Mutual Funds, the ING Variable Insurance Trust, ING VP Intermediate Bond Portfolio, ING Variable Portfolios, Inc., ING Variable Funds, ING VP Balanced Portfolio, Inc., ING Strategic Allocation Portfolio, Inc., and the ING Variable Products Trust. The Trusts' advisory agreement provided for fees at annual rates ranging from 0.00% to 1.00% of the average net assets of each respective Portfolio.

Management and service fees were also paid to ING Life Insurance and Annuity Company ("ILIAC"), an affiliate of the Company, in its capacity as investment adviser to ING Partners, Inc. The Trust's advisory agreement provided for a fee at annual rates ranging from 0.10% to 1.00% of the average net assets of each respective Portfolio.

On November 9, 2006, the Board of Trustees of ING Partners, Inc. and ING Investors Trust approved a consolidation of the Advisory functions for all of the Portfolios. Effective December 31, 2006 DSI was reorganized into a limited liability corporation, renamed to Directed Services, LLC ("DSL") and transferred so that it became a wholly owned subsidiary of ILIAC. The functions of DSI and ILIAC were consolidated into DSL effective December 31, 2006. DSL is a dually registered investment adviser and broker-dealer. DSI's current advisory contracts will remain within the newly organized DSL, and ILIAC's advisory contracts will be assumed by DSL.

5.   Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follows:

	Year ended December 31			
	2006		2005	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
AIM Variable Insurance Funds:				
AIM V.I. Leisure Fund - Series I Shares	$ 4,422	$ 13,723	$ 13,895	$ 13,605
Columbia Funds Variable Insurance Trust:				
Columbia Asset Allocation Fund, Variable Series - Class A	41	42	14	110
Columbia Federal Securities Fund, Variable Series - Class A	5	7	5	7
Columbia Large Cap Growth Fund, Variable Series - Class A	29	46	551	57
Columbia Small Company Growth Fund, Variable Series - Class A	-	5	-	5
Fidelity® Variable Insurance Products:				
Fidelity® VIP Equity-Income Portfolio - Service Class 2	112,930	22,686	47,269	18,392
Fidelity® VIP Growth Portfolio - Service Class 2	386	215,499	13,332	57,212
Fidelity® VIP Overseas Portfolio - Service Class 2	285	793	591	649
Fidelity® Variable Insurance Products II:				
Fidelity® VIP Contrafund® Portfolio - Service Class 2	320,410	25,758	204,012	3,868
Franklin Templeton Variable Insurance Products Trust:				
Franklin Small Cap Value Securities Fund - Class 2	3,268	497	1,444	187
Mutual Shares Securities Fund - Class 2	74,736	2,631	-	-
ING GET Fund:				
ING GET Fund - Series N	1,051	15,155	661	3,588
ING GET Fund - Series P	4,093	69,086	3,104	19,642
ING GET Fund - Series Q	3,451	21,386	3,899	28,031
ING GET Fund - Series R	4,833	18,727	5,786	31,504
ING GET Fund - Series S	4,032	25,778	6,631	39,477
ING GET Fund - Series T	4,770	28,654	7,586	33,914
ING GET Fund - Series U	5,151	40,611	10,489	28,019
ING GET Fund - Series V	3,623	65,112	4,334	55,009
ING Investors Trust:				
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	98,187	86,312	18,629	94,213
ING AllianceBernstein Mid Cap Growth Portfolio - Service 2 Class	5,781	2,085	4,470	1,150
ING American Funds Growth Portfolio	329,792	25,636	482,426	6,963
ING American Funds Growth-Income Portfolio	204,178	14,493	324,725	2,932
ING American Funds International Portfolio	286,154	32,288	270,222	7,655
ING BlackRock Large Cap Growth Portfolio - Service Class	19,011	25,278	141,077	18,873
ING BlackRock Large Cap Value Portfolio - Service Class	32,211	10,603	7,891	8,709
ING BlackRock Large Cap Value Portfolio - Service 2 Class	1,384	397	1,102	541
ING Capital Guardian Small/Mid Cap Portfolio - Service Class	4,678	93,035	11,040	84,950
ING Capital Guardian Small/Mid Cap Portfolio - Service 2 Class	572	1,392	2,061	788
ING Capital Guardian U.S. Equities Portfolio - Service Class	46,870	95,466	7,837	93,088
ING Capital Guardian U.S. Equities Portfolio - Service 2 Class	1,134	1,252	1,283	962
ING Eagle Asset Capital Appreciation Portfolio - Service Class	33,597	215,423	15,154	51,897

| | Year ended December 31 | | | |
| | 2006 | | 2005 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Investors Trust (continued):				
ING Eagle Asset Capital Appreciation Portfolio - Service 2 Class	$ 752	$ 3,754	$ 1,303	$ 129
ING EquitiesPlus Portfolio - Service Class	138,345	21,972	-	-
ING EquitiesPlus Portfolio - Service 2 Class	30	-	-	-
ING Evergreen Health Sciences Portfolio - Service Class	36,347	27,560	142,972	16,807
ING Evergreen Omega Portfolio - Service Class	6,877	4,865	6,494	1,848
ING Evergreen Omega Portfolio - Service 2 Class	408	103	714	123
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	114,682	64,494	333,826	41,658
ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class	10,391	2,962	17,864	661
ING FMR^{SM} Large Cap Growth Portfolio - Service Class	203,270	26,139	10,834	1,800
ING FMR^{SM} Large Cap Growth Portfolio - Service 2 Class	-	16	16	-
ING FMR^{SM} Mid Cap Growth Portfolio - Service Class	7,803	108,322	4,830	125,843
ING FMR^{SM} Mid Cap Growth Portfolio - Service 2 Class	2,121	2,374	4,607	3,089
ING Franklin Income Portfolio - Service Class	151,763	3,963	-	-
ING Franklin Income Portfolio - Service 2 Class	2,827	102	-	-
ING Global Real Estate Portfolio - Service Class	72,564	3,771	-	-
ING Global Real Estate Portfolio - Service 2 Class	1,681	53	-	-
ING Global Resources Portfolio - Service Class	216,088	81,016	-	-
ING Global Resources Portfolio - Service 2 Class	10,325	2,468	8,792	767
ING Global Technology Portfolio - Service Class	30,274	22,814	26,747	19,376
ING Global Technology Portfolio - Service 2 Class	2,207	967	2,125	595
ING International Portfolio - Service Class	23,830	35,451	22,577	42,794
ING International Portfolio - Service 2 Class	1,652	1,708	2,016	1,198
ING Janus Contrarian Portfolio - Service Class	68,501	19,053	25,931	20,078
ING Janus Contrarian Portfolio - Service 2 Class	3,004	401	1,689	573
ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	9,968	2,422	8,848	426
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	170,135	83,523	121,811	34,702
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	66,962	30,442	54,567	25,868
ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	6,005	3,631	16,113	1,211
ING JPMorgan Value Opportunities Portfolio - Service Class	31,173	10,920	46,199	6,162
ING JPMorgan Value Opportunities Portfolio - Service 2 Class	730	86	916	74
ING Julius Baer Foreign Portfolio - Service Class	182,689	30,426	175,340	21,946
ING Julius Baer Foreign Portfolio - Service 2 Class	13,656	1,376	20,243	559
ING Legg Mason Partners All Cap Portfolio - Service Class	7,649	63,379	5,283	75,442
ING Legg Mason Partners All Cap Portfolio - Service 2 Class	3,631	1,822	6,097	677
ING Legg Mason Value Portfolio - Service Class	39,414	42,978	92,803	4,963
ING Legg Mason Value Portfolio - Service 2 Class	4,200	3,049	13,919	2,350
ING LifeStyle Aggressive Growth Portfolio - Service Class	368,055	36,080	412,282	1,959
ING LifeStyle Aggressive Growth Portfolio - Service 2 Class	3,004	642	-	-
ING LifeStyle Growth Portfolio - Service Class	1,105,845	9,433	816,975	-
ING LifeStyle Growth Portfolio - Service 2 Class	8,221	408	-	-

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Year ended December 31			
	2006		**2005**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
ING Investors Trust (continued):				
ING LifeStyle Moderate Growth Portfolio - Service Class	$ 734,978	$ 18,323	$ 738,305	$ 6,868
ING LifeStyle Moderate Growth Portfolio - Service 2 Class	4,931	17	-	-
ING LifeStyle Moderate Portfolio - Service Class	352,601	24,554	320,153	36,450
ING LifeStyle Moderate Portfolio - Service 2 Class	7,412	132	-	-
ING Limited Maturity Bond Portfolio - Service Class	8,742	62,430	15,462	92,738
ING Liquid Assets Portfolio - Service Class	694,274	566,486	583,802	619,701
ING Liquid Assets Portfolio - Service 2 Class	23,709	19,585	34,365	32,554
ING Lord Abbett Affiliated Portfolio - Service Class	37,778	17,734	2,373	26,574
ING Lord Abbett Affiliated Portfolio - Service 2 Class	1,268	588	898	129
ING MarketPro Portfolio - Service Class	28,222	2,138	2,281	1
ING MarketPro Portfolio - Service 2 Class	8,537	364	67	-
ING MarketStyle Growth Portfolio - Service Class	5,294	192	2,642	2
ING MarketStyle Moderate Growth Portfolio - Service Class	4,896	113	3,161	5
ING MarketStyle Moderate Portfolio - Service Class	1,081	50	921	18
ING Marsico Growth Portfolio - Service Class	9,721	130,330	32,488	95,022
ING Marsico Growth Portfolio - Service 2 Class	3,503	2,332	6,988	1,261
ING Marsico International Opportunities Portfolio - Service Class	61,778	38,475	124,190	11,514
ING MFS Total Return Portfolio - Service Class	102,292	195,825	120,676	97,211
ING MFS Total Return Portfolio - Service 2 Class	8,270	6,234	16,479	1,976
ING MFS Utilities Portfolio - Service Class	89,889	27,677	178,787	28,036
ING Oppenheimer Main Street Portfolio® - Service Class	7,960	75,369	15,466	76,385
ING Oppenheimer Main Street Portfolio® - Service 2 Class	568	373	1,473	168
ING PIMCO Core Bond Portfolio - Service Class	84,471	85,732	133,345	83,088
ING PIMCO Core Bond Portfolio - Service 2 Class	8,928	3,348	11,052	2,491
ING PIMCO High Yield Portfolio - Service Class	160,808	142,857	172,166	185,167
ING Pioneer Fund Portfolio - Service Class	15,253	12,824	83,123	3,166
ING Pioneer Mid Cap Value Portfolio - Service Class	34,820	67,672	587,295	12,050
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	298,250	100,410	350,254	37,760
ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	22,621	4,924	35,281	1,579
ING T. Rowe Price Equity Income Portfolio - Service Class	81,286	112,754	78,198	58,129
ING T. Rowe Price Equity Income Portfolio - Service 2 Class	4,955	3,808	10,882	2,857
ING Templeton Global Growth Portfolio - Service Class	85,774	25,213	14,481	55,256
ING Templeton Global Growth Portfolio - Service 2 Class	2,325	897	1,771	616
ING UBS U.S. Allocation Portfolio - Service Class	2,504	24,089	20,264	12,191
ING UBS U.S. Allocation Portfolio - Service 2 Class	799	648	1,687	412
ING Van Kampen Equity Growth Portfolio - Service Class	13,654	18,425	21,761	7,808
ING Van Kampen Equity Growth Portfolio - Service 2 Class	2,375	1,852	2,409	1,025
ING Van Kampen Global Franchise Portfolio - Service Class	78,988	20,838	97,723	17,111
ING Van Kampen Global Franchise Portfolio - Service 2 Class	11,976	4,619	22,176	827
ING Van Kampen Growth and Income Portfolio - Service Class	104,108	86,062	53,036	100,435

| | Year ended December 31 | | | |
| | 2006 | | 2005 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Investors Trust (continued):				
ING Van Kampen Growth and Income Portfolio - Service 2 Class	$ 13,503	$ 7,043	$ 17,625	$ 5,889
ING Van Kampen Real Estate Portfolio - Service Class	172,152	75,339	115,903	62,160
ING Van Kampen Real Estate Portfolio - Service 2 Class	6,737	2,827	9,762	1,565
ING VP Index Plus International Equity Portfolio - Service Class	36,096	5,719	240	-
ING VP Index Plus International Equity Portfolio - Service 2 Class	719	91	-	-
ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class	15,654	55,048	6,986	57,548
ING Wells Fargo Mid Cap Disciplined Portfolio - Service 2 Class	679	544	856	323
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	35,269	11,845	74	2
ING Wells Fargo Small Cap Disciplined Portfolio - Service 2 Class	1,405	165	-	-
ING Mutual Funds:				
ING Diversified International Fund - Class R	76	-	-	-
ING Partners, Inc.:				
ING American Century Large Company Value Portfolio - Service Class	216	208	349	323
ING American Century Select Portfolio - Initial Class	7	132	682	207
ING American Century Select Portfolio - Service Class	122	6	66	284
ING American Century Small-Mid Cap Value Portfolio - Service Class	288	243	191	81
ING Baron Small Cap Growth Portfolio - Service Class	95,480	26,957	68,006	4,960
ING Columbia Small Cap Value II Portfolio - Service Class	71,887	4,314	-	-
ING Davis Venture Value Portfolio - Service Class	88,517	2,693	1,571	173
ING Fundamental Research Portfolio - Initial Class	490	141	-	-
ING Fundamental Research Portfolio - Service Class	503	367	2,122	1,367
ING Goldman Sachs® Capital Growth Portfolio - Service Class	39	2	9	6
ING JPMorgan International Portfolio - Service Class	62,246	26,765	65,044	43,182
ING JPMorgan Mid Cap Value Portfolio - Service Class	1,873	4,235	8,617	5,363
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	17,946	21,198	36,270	9,864
ING Neuberger Berman Partners Portfolio - Service Class	178,188	2,432	-	-
ING Neuberger Berman Regency Portfolio - Service Class	3,583	656	-	-
ING OpCap Balanced Value Portfolio - Service Class	229	575	314	379
ING Oppenheimer Global Portfolio - Initial Class	99	4,263	18,860	3,486
ING Oppenheimer Global Portfolio - Service Class	68,327	4,239	37,193	8,854
ING Oppenheimer Strategic Income Portfolio - Service Class	1,320	543	3,572	467
ING PIMCO Total Return Portfolio - Service Class	1,030	884	1,240	563
ING Solution 2015 Portfolio - Service Class	3,050	328	352	1
ING Solution 2025 Portfolio - Service Class	2,422	36	46	-
ING Solution 2035 Portfolio - Service Class	1,675	221	18	-
ING Solution 2045 Portfolio - Service Class	299	11	5	-
ING Solution Income Portfolio - Service Class	796	258	-	-
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	1,338	126	216	59
ING T. Rowe Price Growth Equity Portfolio - Service Class	1,289	754	939	780

| | Year ended December 31 | | | |
| | 2006 | | 2005 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Partners, Inc. (continued):				
ING Templeton Foreign Equity Portfolio - Service Class	$ 24,154	$ 948	$ -	$ -
ING Thornburg Value Portfolio - Initial Class	56	600	297	876
ING Thornburg Value Portfolio - Service Class	9,261	3,138	22	187
ING UBS U.S. Large Cap Equity Portfolio - Service Class	21,382	8,052	9,743	3,674
ING UBS U.S. Small Cap Growth Portfolio - Service Class	9,033	4,012	-	-
ING Van Kampen Comstock Portfolio - Service Class	47,524	15,434	67,348	2,015
ING Van Kampen Equity and Income Portfolio - Initial Class	217	708	4,344	563
ING Van Kampen Equity and Income Portfolio - Service Class	30,251	6,353	33,583	648
ING Strategic Allocation Portfolios, Inc.:				
ING VP Strategic Allocation Conservative Portfolio - Class S	683	112	117	1
ING VP Strategic Allocation Growth Portfolio - Class S	293	36	28	-
ING VP Strategic Allocation Moderate Portfolio - Class S	592	303	362	9
ING Variable Funds:				
ING VP Growth and Income Portfolio - Class S	2,497	602	1,029	513
ING Variable Insurance Trust:				
ING GET U.S. Core Portfolio - Series 1	5,804	45,327	10,029	45,186
ING GET U.S. Core Portfolio - Series 2	3,275	31,490	5,218	23,322
ING GET U.S. Core Portfolio - Series 3	2,438	32,125	3,028	44,880
ING GET U.S. Core Portfolio - Series 4	2,612	14,733	1,486	16,601
ING GET U.S. Core Portfolio - Series 5	2,372	12,099	1,162	7,103
ING GET U.S. Core Portfolio - Series 6	1,084	15,128	268	19,454
ING GET U.S. Core Portfolio - Series 7	816	16,636	47,340	12,584
ING GET U.S. Core Portfolio - Series 8	509	5,692	17,926	3,065
ING GET U.S. Core Portfolio - Series 9	327	7,844	17,333	851
ING GET U.S. Core Portfolio - Series 10	402	5,134	13,346	780
ING GET U.S. Core Portfolio - Series 11	13,983	5,250	1,480	1
ING GET U.S. Core Portfolio - Series 12	5,548	1,369	-	-
ING GET U.S. Core Portfolio - Series 13	56,505	3,240	-	-
ING VP Global Equity Dividend Portfolio	3,169	13,859	12,988	9,650
ING Variable Portfolios, Inc.:				
ING VP Global Science and Technology Portfolio - Class S	570	108	76	4
ING VP Growth Portfolio - Class S	59	78	32	124
ING VP Index Plus LargeCap Portfolio - Class S	35,562	28,088	63,069	23,910
ING VP Index Plus MidCap Portfolio - Class S	65,958	24,323	103,567	10,377
ING VP Index Plus SmallCap Portfolio - Class S	61,430	20,078	86,539	13,352
ING VP International Equity Portfolio - Class S	595	199	502	461
ING VP Small Company Portfolio - Class S	1,161	318	193	257
ING VP Value Opportunity Portfolio - Class S	534	5,641	26,064	1,032

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Year ended December 31			
	2006		2005	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Variable Products Trust:				
ING VP Convertible Portfolio - Class S	$ 771	$ 8,418	$ 1,388	$ 1,887
ING VP Financial Services Portfolio - Class S	26,303	21,159	66,301	8,612
ING VP International Value Portfolio - Class S	3,909	475	2,025	543
ING VP LargeCap Growth Portfolio - Class S	254	1,911	45	229
ING VP MidCap Opportunities Portfolio - Class S	116	7,657	2,076	5,838
ING VP Real Estate Portfolio - Class S	5,049	188	686	81
ING VP SmallCap Opportunities Portfolio - Class S	13,354	22,111	16,752	17,241
ING VP Balanced Portfolio, Inc.:				
ING VP Balanced Portfolio - Class S	9,071	2,488	857	860
ING VP Intermediate Bond Portfolio:				
ING VP Intermediate Bond Portfolio - Class S	358,236	37,774	136,184	34,285
Legg Mason Partners Variable Portfolios II:				
Legg Mason Partners Variable Appreciation Portfolio	1	498	17	188
Legg Mason Partners Variable Portfolios III:				
Legg Mason Partners Variable High Income Portfolio	11	65	21	89
Legg Mason Partners Variable International All Cap Growth Portfolio	23	58	4	87
Legg Mason Partners Variable Large Cap Value Portfolio	20	105	14	151
Legg Mason Partners Variable Money Market Portfolio	1	2	1	14
Liberty Variable Investment Trust:				
Colonial Small Cap Value Fund, Variable Series - Class B	34,835	98,982	102,608	13,130
Oppenheimer Variable Account Funds:				
Oppenheimer Main Street Small Cap Fund®/VA - Service Class	737	56	89	-
PIMCO Variable Insurance Trust:				
PIMCO Real Return Portfolio - Administrative Class	1,132	122	403	46
PIMCO StocksPLUS® Growth and Income Portfolio - Administrative Class	569	147,744	3,419	35,247
Pioneer Variable Contracts Trust:				
Pioneer Equity Income VCT Portfolio - Class II	4,640	403	1,986	303
Pioneer Small Cap Value VCT Portfolio - Class II	7,079	648	-	-
Pioneer Small Company VCT Portfolio - Class II	272	7,532	1,230	1,538
ProFunds:				
ProFund VP Bull	73,868	94,751	132,845	165,715
ProFund VP Europe 30	15,709	27,743	48,929	47,601
ProFund VP Rising Rates Opportunity	45,957	53,082	61,801	58,217
ProFund VP Small-Cap	94,979	118,460	156,239	175,177
Putnam Variable Trust:				
Putnam VT International Growth and Income Fund - Class IB Shares	41	3,861	81	715

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Year ended December 31			
	2006		2005	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
Wells Fargo Funds Trust:				
Wells Fargo Advantage Asset Allocation Fund	$ 341	$ 493	$ 1,639	$ 248
Wells Fargo Advantage C&B Large Cap Value Fund	42	155	378	25
Wells Fargo Advantage Equity Income Fund	41	101	248	164
Wells Fargo Advantage Large Company Growth Fund	38	326	821	173
Wells Fargo Advantage Money Market Fund	1,464	1,933	8,450	8,035
Wells Fargo Advantage Small Cap Growth Fund	28	52	195	38
Wells Fargo Advantage Total Return Bond Fund	173	179	1,090	161

6. Changes in Units

The changes in units outstanding for the years ended December 31, 2006 and 2005 are shown in the following table. The activity includes contractowners electing to update a DVA 100 or DVA Series 100 Contract to a DVA Contract. Updates to DVA Contracts resulted in both a redemption (surrender of the old Contract) and an issue (acquisition of the new Contract).

| | Year ended December 31 | | | | | |
| | 2006 | | | 2005 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
AIM Variable Insurance Funds:						
AIM V.I. Leisure Fund - Series I Shares	398,706	1,362,586	(963,880)	1,905,796	1,931,780	(25,984)
Columbia Funds Variable Insurance Trust:						
Columbia Asset Allocation Fund, Variable Series - Class A	442	2,891	(2,449)	49	7,919	(7,870)
Columbia Federal Securities Fund, Variable Series - Class A	-	542	(542)	-	577	(577)
Columbia Large Cap Growth Fund, Variable Series - Class A	2,453	3,546	(1,093)	53,973	4,943	49,030
Columbia Small Company Growth Fund, Variable Series - Class A	21	228	(207)	-	249	(249)
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Service Class 2	10,147,797	6,410,965	3,736,832	8,076,710	6,121,155	1,955,555
Fidelity® VIP Growth Portfolio - Service Class 2	408,975	24,050,763	(23,641,788)	3,908,914	8,867,927	(4,959,013)
Fidelity® VIP Overseas Portfolio - Service Class 2	22,668	51,050	(28,382)	44,264	49,067	(4,803)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Service Class 2	32,928,677	13,565,469	19,363,208	19,326,949	2,578,699	16,748,250
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value Securities Fund - Class 2	238,109	86,658	151,451	105,170	22,180	82,990
Mutual Shares Securities Fund - Class 2	8,012,256	904,192	7,108,064	-	-	-
ING GET Fund:						
ING GET Fund - Series N	50,413	1,468,079	(1,417,666)	20,763	336,469	(315,706)
ING GET Fund - Series P	245,077	6,908,416	(6,663,339)	131,301	1,916,924	(1,785,623)
ING GET Fund - Series Q	1,088,098	2,961,075	(1,872,977)	918,312	3,459,037	(2,540,725)
ING GET Fund - Series R	1,151,555	2,735,775	(1,584,220)	1,320,414	4,153,890	(2,833,476)
ING GET Fund - Series S	1,529,596	3,756,078	(2,226,482)	1,954,809	5,548,829	(3,594,020)
ING GET Fund - Series T	1,605,592	4,135,632	(2,530,040)	2,023,231	5,057,798	(3,034,567)
ING GET Fund - Series U	3,563,713	7,088,272	(3,524,559)	673,986	3,000,878	(2,326,892)
ING GET Fund - Series V	4,445,114	10,894,898	(6,449,784)	1,107,338	6,345,651	(5,238,313)

Year ended December 31

	2006			2005		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust:						
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	6,614,495	8,524,868	(1,910,373)	5,429,076	9,100,888	(3,671,812)
ING AllianceBernstein Mid Cap Growth Portfolio - Service 2 Class	323,214	192,938	130,276	442,874	137,451	305,423
ING American Funds Growth Portfolio	50,347,673	25,826,444	24,521,229	59,295,246	17,965,648	41,329,598
ING American Funds Growth-Income Portfolio	33,160,656	17,265,813	15,894,843	42,562,659	13,697,586	28,865,073
ING American Funds International Portfolio	30,328,263	14,440,536	15,887,727	28,088,372	8,497,193	19,591,179
ING BlackRock Large Cap Growth Portfolio - Service Class	2,268,920	3,423,545	(1,154,625)	13,688,745	2,490,082	11,198,663
ING BlackRock Large Cap Value Portfolio - Service Class	3,481,772	1,840,897	1,640,875	1,370,434	1,372,688	(2,254)
ING BlackRock Large Cap Value Portfolio - Service 2 Class	98,580	33,112	65,468	94,360	39,368	54,992
ING Capital Guardian Small/Mid Cap Portfolio - Service Class	1,304,178	5,538,504	(4,234,326)	4,249,345	7,814,336	(3,564,991)
ING Capital Guardian Small/Mid Cap Portfolio - Service 2 Class	58,742	103,757	(45,015)	222,617	93,539	129,078
ING Capital Guardian U.S. Equities Portfolio - Service Class	4,001,276	10,919,458	(6,918,182)	7,069,154	14,248,809	(7,179,655)
ING Capital Guardian U.S. Equities Portfolio - Service 2 Class	41,300	84,440	(43,140)	138,587	84,342	54,245
ING Eagle Asset Capital Appreciation Portfolio - Service Class	719,964	9,908,183	(9,188,219)	1,879,180	3,582,416	(1,703,236)
ING Eagle Asset Capital Appreciation Portfolio - Service 2 Class	20,431	269,776	(249,345)	117,387	10,780	106,607
ING EquitiesPlus Portfolio - Service Class	14,226,367	2,442,031	11,784,336	-	-	-
ING EquitiesPlus Portfolio - Service 2 Class	6,466	3,390	3,076	-	-	-
ING Evergreen Health Sciences Portfolio - Service Class	7,363,668	6,327,689	1,035,979	15,891,574	3,894,545	11,997,029
ING Evergreen Omega Portfolio - Service Class	759,901	557,934	201,967	708,163	250,143	458,020
ING Evergreen Omega Portfolio - Service 2 Class	39,604	9,053	30,551	72,055	11,344	60,711
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	14,279,500	14,157,648	121,852	30,527,591	9,296,683	21,230,908
ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class	613,776	311,603	302,173	1,231,833	120,363	1,111,470
ING FMR^{SM} Large Cap Growth Portfolio - Service Class	19,800,296	3,188,665	16,611,631	1,051,953	172,423	879,530
ING FMR^{SM} Large Cap Growth Portfolio - Service 2 Class	-	1,485	(1,485)	1,488	3	1,485
ING FMR^{SM} Mid Cap Growth Portfolio - Service Class	2,253,599	5,830,186	(3,576,587)	2,746,679	7,362,357	(4,615,678)
ING FMR^{SM} Mid Cap Growth Portfolio - Service 2 Class	229,517	197,818	31,699	479,100	304,287	174,813
ING Franklin Income Portfolio - Service Class	16,810,902	2,427,716	14,383,186	-	-	-
ING Franklin Income Portfolio - Service 2 Class	279,948	11,968	267,980	-	-	-
ING Global Real Estate Portfolio - Service Class	6,675,724	1,074,374	5,601,350	-	-	-
ING Global Real Estate Portfolio - Service 2 Class	139,440	6,162	133,278	-	-	-

Year ended December 31

	2006			2005		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING Global Resources Portfolio - Service Class	11,912,460	8,903,624	3,008,836	10,730,996	6,150,842	4,580,154
ING Global Resources Portfolio - Service 2 Class	453,431	211,047	242,384	646,766	132,076	514,690
ING Global Technology Portfolio - Service Class	5,365,262	5,249,709	115,553	5,495,073	4,889,920	605,153
ING Global Technology Portfolio - Service 2 Class	115,511	69,059	46,452	173,894	61,396	112,498
ING International Portfolio - Service Class	219,954	2,915,622	(2,695,668)	2,549,823	5,429,669	(2,879,846)
ING International Portfolio - Service 2 Class	6,593	95,295	(88,702)	119,818	92,328	27,490
ING Janus Contrarian Portfolio - Service Class	8,473,272	4,863,947	3,609,325	4,241,994	3,657,073	584,921
ING Janus Contrarian Portfolio - Service 2 Class	185,311	40,006	145,305	143,757	54,837	88,920
ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	629,032	247,567	381,465	17,910,344	10,232,722	7,677,622
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	21,529,889	16,274,596	5,255,293	700,161	112,990	587,171
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	8,749,367	6,228,456	2,520,911	7,175,568	5,062,408	2,113,160
ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	605,123	429,219	175,904	1,308,640	347,323	961,317
ING JPMorgan Value Opportunities Portfolio - Service Class	3,540,996	1,804,880	1,736,116	4,685,518	842,360	3,843,158
ING JPMorgan Value Opportunities Portfolio - Service 2 Class	65,928	10,513	55,415	92,332	10,836	81,496
ING Julius Baer Foreign Portfolio - Service Class	20,733,504	10,483,107	10,250,397	18,368,360	7,737,447	10,630,913
ING Julius Baer Foreign Portfolio - Service 2 Class	1,097,279	270,894	826,385	1,585,471	238,183	1,347,288
ING Legg Mason Partners All Cap Portfolio - Service Class	2,229,563	6,314,713	(4,085,150)	3,564,272	8,930,797	(5,366,525)
ING Legg Mason Partners All Cap Portfolio - Service 2 Class	335,992	173,810	162,182	653,442	147,403	506,039
ING Legg Mason Value Portfolio - Service Class	12,312,408	12,181,381	131,027	17,985,946	8,070,324	9,915,622
ING Legg Mason Value Portfolio - Service 2 Class	526,360	390,697	135,663	1,344,231	309,515	1,034,716
ING LifeStyle Aggressive Growth Portfolio - Service Class	39,192,003	13,193,765	25,998,238	43,662,395	5,960,457	37,701,938
ING LifeStyle Aggressive Growth Portfolio - Service 2 Class	277,466	96,922	180,544	-	-	-
ING LifeStyle Growth Portfolio - Service Class	115,037,149	26,273,956	88,763,193	88,331,070	12,809,161	75,521,909
ING LifeStyle Growth Portfolio - Service 2 Class	655,574	34,967	620,607	-	-	-
ING LifeStyle Moderate Growth Portfolio - Service Class	86,159,346	26,383,452	59,775,894	84,322,770	16,225,609	68,097,161
ING LifeStyle Moderate Growth Portfolio - Service 2 Class	411,510	4,535	406,975	-	-	-
ING LifeStyle Moderate Portfolio - Service Class	44,076,955	16,137,690	27,939,265	38,129,042	11,435,854	26,693,188
ING LifeStyle Moderate Portfolio - Service 2 Class	640,842	12,147	628,695	-	-	-
ING Limited Maturity Bond Portfolio - Service Class	280,433	3,208,850	(2,928,417)	624,188	5,068,802	(4,444,614)

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

| | Year ended December 31 | | | | | |
| | 2006 | | | 2005 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING Liquid Assets Portfolio - Service Class	218,612,065	211,071,162	7,540,903	175,941,201	178,580,084	(2,638,883)
ING Liquid Assets Portfolio - Service 2 Class	5,466,210	5,091,071	375,139	6,250,141	6,077,386	172,755
ING Lord Abbett Affiliated Portfolio - Service Class	3,894,664	3,137,094	757,570	920,776	3,051,438	(2,130,662)
ING Lord Abbett Affiliated Portfolio - Service 2 Class	82,545	45,490	37,055	78,091	14,067	64,024
ING MarketPro Portfolio - Service Class	3,001,099	443,250	2,557,849	236,115	8,485	227,630
ING MarketPro Portfolio - Service 2 Class	970,443	165,392	805,051	6,663	1	6,662
ING MarketStyle Growth Portfolio - Service Class	516,406	26,122	490,284	264,067	1,963	262,104
ING MarketStyle Moderate Growth Portfolio - Service Class	486,026	18,446	467,580	321,247	4,166	317,081
ING MarketStyle Moderate Portfolio - Service Class	113,700	10,178	103,522	97,937	7,182	90,755
ING Marsico Growth Portfolio - Service Class	6,851,741	13,396,695	(6,544,954)	10,898,721	13,893,057	(2,994,336)
ING Marsico Growth Portfolio - Service 2 Class	382,315	246,979	135,336	679,237	167,132	512,105
ING Marsico International Opportunities Portfolio - Service Class	7,948,628	6,082,890	1,865,738	11,705,929	1,700,931	10,004,998
ING MFS Total Return Portfolio - Service Class	7,984,925	13,770,984	(5,786,059)	14,281,167	14,681,763	(400,596)
ING MFS Total Return Portfolio - Service 2 Class	697,872	690,625	7,247	1,582,004	406,333	1,175,671
ING MFS Utilities Portfolio - Service Class	12,475,657	7,629,076	4,846,581	19,049,447	5,759,691	13,289,756
ING Oppenheimer Main Street Portfolio® - Service Class	1,840,565	4,741,027	(2,900,462)	2,735,734	5,499,058	(2,763,324)
ING Oppenheimer Main Street Portfolio® - Service 2 Class	52,329	32,165	20,164	133,957	16,971	116,986
ING PIMCO Core Bond Portfolio - Service Class	18,155,832	18,507,683	(351,851)	20,698,298	18,013,267	2,685,031
ING PIMCO Core Bond Portfolio - Service 2 Class	1,023,896	520,965	502,931	1,225,030	478,371	746,659
ING PIMCO High Yield Portfolio - Service Class	24,675,134	26,241,940	(1,566,806)	27,512,412	31,735,812	(4,223,400)
ING Pioneer Fund Portfolio - Service Class	2,370,767	2,062,810	307,957	8,030,129	522,826	7,507,303
ING Pioneer Mid Cap Value Portfolio - Service Class	13,220,614	15,472,321	(2,251,707)	60,393,735	5,845,027	54,548,708
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	19,076,208	13,396,942	5,679,266	21,863,165	11,043,287	10,819,878
ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	1,706,129	782,929	923,200	3,194,942	580,055	2,614,887
ING T. Rowe Price Equity Income Portfolio - Service Class	6,329,180	8,018,727	(1,689,547)	9,056,232	7,911,681	1,144,551
ING T. Rowe Price Equity Income Portfolio - Service 2 Class	358,001	353,195	4,806	1,003,481	362,426	641,055
ING Templeton Global Growth Portfolio - Service Class	5,093,173	4,016,798	1,076,375	3,171,227	4,923,296	(1,752,069)
ING Templeton Global Growth Portfolio - Service 2 Class	110,426	58,095	52,331	151,426	50,197	101,229
ING UBS U.S. Allocation Portfolio - Service Class	716,090	2,891,251	(2,175,161)	3,638,764	2,825,084	813,680

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Year ended December 31

	2006			2005		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING UBS U.S. Allocation Portfolio - Service 2 Class	65,038	44,760	20,278	161,091	40,679	120,412
ING Van Kampen Equity Growth Portfolio - Service Class	2,047,887	2,560,066	(512,179)	2,785,970	1,445,052	1,340,918
ING Van Kampen Equity Growth Portfolio - Service 2 Class	179,281	148,016	31,265	248,184	107,637	140,547
ING Van Kampen Global Franchise Portfolio - Service Class	9,042,038	5,544,330	3,497,708	11,864,031	5,241,070	6,622,961
ING Van Kampen Global Franchise Portfolio - Service 2 Class	1,042,637	653,626	389,011	2,185,511	383,305	1,802,206
ING Van Kampen Growth and Income Portfolio - Service Class	5,912,599	7,039,271	(1,126,672)	7,078,272	8,177,220	(1,098,948)
ING Van Kampen Growth and Income Portfolio - Service 2 Class	861,002	771,011	89,991	1,794,072	760,440	1,033,632
ING Van Kampen Real Estate Portfolio - Service Class	5,952,944	4,615,725	1,337,219	6,653,017	4,766,940	1,886,077
ING Van Kampen Real Estate Portfolio - Service 2 Class	334,813	232,649	102,164	829,680	268,281	561,399
ING VP Index Plus International Equity Portfolio - Service Class	3,502,222	929,072	2,573,150	23,254	40	23,214
ING VP Index Plus International Equity Portfolio - Service 2 Class	62,731	7,722	55,009	-	-	-
ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class	1,955,225	3,417,803	(1,462,578)	1,229,678	3,470,713	(2,241,035)
ING Wells Fargo Mid Cap Disciplined Portfolio - Service 2 Class	67,964	48,593	19,371	79,055	29,551	49,504
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	3,813,212	1,663,955	2,149,257	7,467	200	7,267
ING Wells Fargo Small Cap Disciplined Portfolio - Service 2 Class	129,926	14,799	115,127	-	-	-
ING Mutual Funds:						
ING Diversified International Fund - Class R	7,158	1	7,157	-	-	-
ING Partners, Inc.:						
ING American Century Large Company Value Portfolio - Service Class	16,295	17,823	(1,528)	29,730	29,336	394
ING American Century Select Portfolio - Initial Class	1,199	13,809	(12,610)	69,190	19,592	49,598
ING American Century Select Portfolio - Service Class	14,809	2,010	12,799	8,622	32,275	(23,653)
ING American Century Small-Mid Cap Value Portfolio - Service Class	24,627	21,265	3,362	10,567	6,109	4,458
ING Baron Small Cap Growth Portfolio - Service Class	12,085,637	6,289,817	5,795,820	7,375,923	1,535,196	5,840,727
ING Columbia Small Cap Value II Portfolio - Service Class	8,648,586	1,519,480	7,129,106	-	-	-
ING Davis Venture Value Portfolio - Service Class	9,612,226	1,527,390	8,084,836	160,211	(18,573)	178,784
ING Fundamental Research Portfolio - Initial Class	48,261	14,199	34,062	-	-	-
ING Fundamental Research Portfolio - Service Class	58,285	46,548	11,737	217,692	147,443	70,249
ING Goldman Sachs® Capital Growth Portfolio - Service Class	3,629	136	3,493	772	(488)	1,260
ING JPMorgan International Portfolio - Service Class	5,748,844	3,414,782	2,334,062	6,588,352	4,883,333	1,705,019

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	2006			2005		
Year ended December 31	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Partners, Inc. (continued):						
ING JPMorgan Mid Cap Value Portfolio - Service Class	382,500	538,761	(156,261)	792,385	634,624	157,761
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	3,429,585	3,425,144	4,441	5,110,242	2,613,391	2,496,851
ING Neuberger Berman Partners Portfolio - Service Class	17,312,186	310,909	17,001,277	-	-	-
ING Neuberger Berman Regency Portfolio - Service Class	399,880	90,569	309,311	-	-	-
ING OpCap Balanced Value Portfolio - Service Class	21,916	49,142	(27,226)	27,325	31,601	(4,276)
ING Oppenheimer Global Portfolio - Initial Class	65,537	378,873	(313,336)	1,810,514	287,102	1,523,412
ING Oppenheimer Global Portfolio - Service Class	6,828,445	1,967,238	4,861,207	3,471,218	1,150,262	2,320,956
ING Oppenheimer Strategic Income Portfolio - Service Class	155,602	77,396	78,206	359,797	53,782	306,015
ING PIMCO Total Return Portfolio - Service Class	99,896	88,225	11,671	119,034	62,750	56,284
ING Solution 2015 Portfolio - Service Class	302,565	58,370	244,195	33,901	5	33,896
ING Solution 2025 Portfolio - Service Class	210,194	7,111	203,083	4,316	(2)	4,318
ING Solution 2035 Portfolio - Service Class	169,828	45,254	124,574	1,745	(1)	1,746
ING Solution 2045 Portfolio - Service Class	25,515	1,671	23,844	429	-	429
ING Solution Income Portfolio - Service Class	95,037	43,453	51,584	-	-	-
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	112,390	19,949	92,441	24,464	11,127	13,337
ING T. Rowe Price Growth Equity Portfolio - Service Class	144,885	106,709	38,176	89,318	75,308	14,010
ING Templeton Foreign Equity Portfolio - Service Class	2,573,568	311,846	2,261,722	-	-	-
ING Thornburg Value Portfolio - Initial Class	60,920	119,807	(58,887)	53,415	118,753	(65,338)
ING Thornburg Value Portfolio - Service Class	894,339	329,075	565,264	2,464	17,682	(15,218)
ING UBS U.S. Large Cap Equity Portfolio - Service Class	2,033,496	922,609	1,110,887	957,529	390,478	567,051
ING UBS U.S. Small Cap Growth Portfolio - Service Class	958,626	441,352	517,274	-	-	-
ING Van Kampen Comstock Portfolio - Service Class	5,853,757	3,826,258	2,027,499	7,275,717	1,892,811	5,382,906
ING Van Kampen Equity and Income Portfolio - Initial Class	4,894	64,137	(59,243)	436,071	55,877	380,194
ING Van Kampen Equity and Income Portfolio - Service Class	3,359,275	1,465,211	1,894,064	3,481,849	382,199	3,099,650
ING Strategic Allocation Portfolios, Inc.:						
ING VP Strategic Allocation Conservative Portfolio - Class S	50,199	9,203	40,996	8,819	35	8,784
ING VP Strategic Allocation Growth Portfolio - Class S	24,162	8,298	15,864	1,844	-	1,844
ING VP Strategic Allocation Moderate Portfolio - Class S	39,223	20,549	18,674	26,074	1,050	25,024

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

		Year ended December 31				
	2006			**2005**		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Funds:						
ING VP Growth and Income Portfolio - Class S	229,017	96,328	132,689	96,798	58,374	38,424
ING Variable Insurance Trust:						
ING GET U.S. Core Portfolio - Series 1	2,330,964	6,391,953	(4,060,989)	578,562	4,623,121	(4,044,559)
ING GET U.S. Core Portfolio - Series 2	1,408,124	4,325,309	(2,917,185)	501,114	2,592,289	(2,091,175)
ING GET U.S. Core Portfolio - Series 3	1,258,716	4,302,268	(3,043,552)	684,391	4,964,383	(4,279,992)
ING GET U.S. Core Portfolio - Series 4	211,718	1,502,435	(1,290,717)	107,956	1,582,525	(1,474,569)
ING GET U.S. Core Portfolio - Series 5	139,170	1,162,012	(1,022,842)	129,656	720,896	(591,240)
ING GET U.S. Core Portfolio - Series 6	300,572	1,698,589	(1,398,017)	234,999	2,053,476	(1,818,477)
ING GET U.S. Core Portfolio - Series 7	473,308	2,032,265	(1,558,957)	5,000,690	1,451,611	3,549,079
ING GET U.S. Core Portfolio - Series 8	101,930	608,394	(506,464)	1,802,235	297,744	1,504,491
ING GET U.S. Core Portfolio - Series 9	117,930	834,799	(716,869)	1,760,186	103,702	1,656,484
ING GET U.S. Core Portfolio - Series 10	39,092	489,114	(450,022)	1,339,114	84,264	1,254,850
ING GET U.S. Core Portfolio - Series 11	1,397,181	489,272	907,909	148,056	(19)	148,075
ING GET U.S. Core Portfolio - Series 12	568,045	141,668	426,377	-	-	-
ING GET U.S. Core Portfolio - Series 13	5,877,647	605,105	5,272,542	-	-	-
ING VP Global Equity Dividend Portfolio	761,168	2,259,529	(1,498,361)	2,563,360	2,236,177	327,183
ING Variable Portfolios, Inc.:						
ING VP Global Science and Technology Portfolio - Class S	44,552	10,120	34,432	9,686	3,591	6,095
ING VP Growth Portfolio - Class S	5,069	7,204	(2,135)	2,650	12,582	(9,932)
ING VP Index Plus LargeCap Portfolio - Class S	6,787,475	5,981,632	805,843	10,345,736	6,247,793	4,097,943
ING VP Index Plus MidCap Portfolio - Class S	8,231,087	5,969,789	2,261,298	10,803,267	3,498,804	7,304,463
ING VP Index Plus SmallCap Portfolio - Class S	7,507,037	4,940,259	2,566,778	9,258,264	3,576,367	5,681,897
ING VP International Equity Portfolio - Class S	49,984	26,535	23,449	38,011	34,478	3,533
ING VP Small Company Portfolio - Class S	70,186	29,143	41,043	15,698	22,815	(7,117)
ING VP Value Opportunity Portfolio - Class S	125,926	618,294	(492,368)	2,687,188	150,832	2,536,356

| | **Year ended December 31** | | | | | |
| | **2006** | | | **2005** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Products Trust:						
ING VP Convertible Portfolio - Class S	20,889	665,063	(644,174)	148,922	190,809	(41,887)
ING VP Financial Services Portfolio - Class S	3,473,046	3,068,855	404,191	6,674,847	1,462,352	5,212,495
ING VP International Value Portfolio - Class S	256,517	76,009	180,508	152,543	47,272	105,271
ING VP LargeCap Growth Portfolio - Class S	16,629	205,517	(188,888)	13,668	32,795	(19,127)
ING VP MidCap Opportunities Portfolio - Class S	57,568	900,361	(842,793)	604,241	1,026,967	(422,726)
ING VP Real Estate Portfolio - Class S	407,396	70,090	337,306	64,645	10,400	54,245
ING VP SmallCap Opportunities Portfolio - Class S	4,360,675	5,369,141	(1,008,466)	4,604,657	4,504,172	100,485
ING VP Balanced Portfolio, Inc.:						
ING VP Balanced Portfolio - Class S	940,765	287,660	653,105	81,935	86,059	(4,124)
ING VP Intermediate Bond Portfolio:						
ING VP Intermediate Bond Portfolio - Class S	43,857,379	17,023,906	26,833,473	17,698,479	9,364,410	8,334,069
Legg Mason Partners Variable Portfolios II:						
Legg Mason Partners Variable Appreciation Portfolio	77	25,205	(25,128)	738	9,837	(9,099)
Legg Mason Partners Variable Portfolios III:						
Legg Mason Partners Variable High Income Portfolio	45	3,832	(3,787)	279	5,577	(5,298)
Legg Mason Partners Variable International All Cap Growth Portfolio	1,102	3,553	(2,451)	405	6,806	(6,401)
Legg Mason Partners Variable Large Cap Value Portfolio	599	4,671	(4,072)	476	7,409	(6,933)
Legg Mason Partners Variable Money Market Portfolio	39,701	39,795	(94)	52,473	53,543	(1,070)
Liberty Variable Investment Trust:						
Colonial Small Cap Value Fund, Variable Series - Class B	3,697,705	7,366,882	(3,669,177)	11,877,635	5,662,360	6,215,275
Oppenheimer Variable Account Funds:						
Oppenheimer Main Street Small Cap Fund®/VA - Service Class	49,522	12,196	37,326	5,337	-	5,337
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	123,847	29,148	94,699	43,875	8,815	35,060
PIMCO StocksPLUS® Growth and Income Portfolio - Administrative Class	224,557	12,622,032	(12,397,475)	317,199	3,280,457	(2,963,258)

Year ended December 31

	2006			2005		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Pioneer Variable Contracts Trust:						
Pioneer Equity Income VCT Portfolio - Class II	387,178	107,936	279,242	167,055	34,869	132,186
Pioneer Small Cap Value VCT Portfolio - Class II	715,096	81,606	633,490	-	-	-
Pioneer Small Company VCT Portfolio - Class II	40,767	689,813	(649,046)	112,907	206,435	(93,528)
ProFunds:						
ProFund VP Bull	11,613,001	14,187,667	(2,574,666)	26,616,646	30,327,167	(3,710,521)
ProFund VP Europe 30	2,248,657	3,413,738	(1,165,081)	7,509,762	7,736,541	(226,779)
ProFund VP Rising Rates Opportunity	9,295,856	10,188,053	(892,197)	12,981,841	12,581,546	400,295
ProFund VP Small-Cap	12,921,539	14,812,858	(1,891,319)	22,187,234	24,957,651	(2,770,417)
Putnam Variable Trust:						
Putnam VT International Growth and Income Fund - Class IB Shares	11,846	242,018	(230,172)	28,172	75,567	(47,395)
Wells Fargo Funds Trust:						
Wells Fargo Advantage Asset Allocation Fund	19,490	36,810	(17,320)	139,116	20,254	118,862
Wells Fargo Advantage C&B Large Cap Value Fund	2,913	11,479	(8,566)	37,285	6,914	30,371
Wells Fargo Advantage Equity Income Fund	1,858	6,525	(4,667)	21,079	12,838	8,241
Wells Fargo Advantage Large Company Growth Fund	4,089	26,709	(22,620)	89,173	17,825	71,348
Wells Fargo Advantage Money Market Fund	171,332	218,898	(47,566)	1,025,498	984,574	40,924
Wells Fargo Advantage Small Cap Growth Fund	600	2,770	(2,170)	17,919	2,680	15,239
Wells Fargo Advantage Total Return Bond Fund	11,549	15,490	(3,941)	105,607	18,034	87,573

173

7. **Unit Summary**

Accumulation unit value information for units outstanding, by Contract type, as of December 31, 2006 follows:

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Leisure Fund - Series I Shares			
Contracts in accumulation period:			
Band 4	9,102.055	$ 14.43	$ 131,343
Band 5	10,721.185	14.40	154,385
Band 6	389,830.170	14.33	5,586,266
Band 7	563,375.618	14.30	8,056,271
Band 8	159,553.569	14.23	2,270,447
Band 9	53,963.537	14.20	766,282
Band 10	387,668.516	14.16	5,489,386
Band 11	153,939.585	14.13	2,175,166
Band 12	161,708.204	14.10	2,280,086
Band 13	269,234.556	14.06	3,785,438
Band 14	471,297.240	14.00	6,598,161
Band 15	106,010.256	13.96	1,479,903
Band 16	7,014.283	13.90	97,499
Band 17	314,148.093	13.86	4,354,093
Band 18	4,887.453	13.83	67,593
Band 19	57,191.045	13.76	786,949
Band 20	322,385.609	14.03	4,523,070
Band 21	62,728.785	13.93	873,812
Band 26	16,278.048	14.64	238,311
Band 27	13,844.366	14.43	199,774
Band 28	934.038	14.33	13,385
Band 29	44,790.917	14.30	640,510
Band 30	19,473.079	14.09	274,376
Band 31	6,541.122	13.99	91,510
Band 32	4,602.412	13.80	63,513
Band 33	2,548.508	13.67	34,838
Band 34	2,564.300	13.58	34,823
Band 41	8,230.786	14.48	119,182
Band 42	2,338.204	14.38	33,623
Band 43	14,660.876	14.31	209,797
Band 44	6,350.870	12.81	81,355
Band 45	3,232.309	12.69	41,018
Band 46	61,463.195	12.16	747,392
Band 47	10,713.397	12.12	129,846
	3,723,326.186		$ 52,429,403

Division/Contract	Units	Unit Value	Extended Value
Columbia Asset Allocation Fund, Variable Series - Class A			
Contracts in accumulation period:			
Band 6	6,893.230	$ 15.06	$ 103,812
Band 7	17,992.976	15.03	270,434
Band 8	3,320.276	14.97	49,705
Band 9	4,084.746	14.94	61,026
Band 11	988.039	14.89	14,712
Band 13	2,651.705	14.83	39,325
Band 14	48.867	14.77	722
	35,979.839		$ 539,736
Columbia Federal Securities Fund, Variable Series - Class A			
Contracts in accumulation period:			
Band 6	3,234.406	$ 10.72	$ 34,673
Band 7	2,328.282	10.70	24,913
Band 11	207.968	10.60	2,204
Band 13	1,848.819	10.56	19,524
	7,619.475		$ 81,314
Columbia Large Cap Growth Fund, Variable Series - Class A			
Contracts in accumulation period:			
Band 6	3,354.791	$ 11.44	$ 38,379
Band 7	28,620.039	11.43	327,127
Band 8	5,646.630	11.41	64,428
Band 9	1,705.968	11.40	19,448
Band 11	2,118.075	11.38	24,104
Band 13	4,224.517	11.36	47,991
Band 14	2,267.131	11.34	25,709
	47,937.151		$ 547,186
Columbia Small Company Growth Fund, Variable Series - Class A			
Contracts in accumulation period:			
Band 6	1,431.950	$ 18.49	$ 26,477
Band 7	815.636	18.45	15,048
Band 8	1,252.758	18.38	23,026
Band 13	985.433	18.21	17,945
	4,485.777		$ 82,496

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Equity-Income Portfolio - Service Class 2			
Contracts in accumulation period:			
Band 2	7,806.768	$ 13.86	$ 108,202
Band 3	1,773.990	13.60	24,126
Band 4	117,442.207	13.67	1,605,435
Band 5	127,003.357	13.64	1,732,326
Band 6	3,999,649.934	13.56	54,235,253
Band 7	2,988,234.835	13.52	40,400,935
Band 8	1,224,822.593	13.45	16,473,864
Band 9	488,848.200	13.41	6,555,454
Band 10	2,729,416.627	13.37	36,492,300
Band 11	1,226,029.195	13.34	16,355,229
Band 12	725,114.437	13.30	9,644,022
Band 13	1,865,881.036	13.26	24,741,583
Band 14	3,296,602.301	13.19	43,482,184
Band 15	813,783.367	13.15	10,701,251
Band 16	124,339.258	13.08	1,626,357
Band 17	2,133,204.857	13.04	27,816,991
Band 18	61,254.300	13.01	796,918
Band 19	249,780.191	12.94	3,232,156
Band 20	1,880,926.887	13.23	24,884,663
Band 21	348,887.750	13.12	4,577,407
Band 25	19,587.359	13.94	273,048
Band 26	420,103.596	13.90	5,839,440
Band 27	164,025.061	13.67	2,242,223
Band 28	35,232.370	13.56	477,751
Band 29	626,431.929	13.52	8,469,360
Band 30	306,613.555	13.30	4,077,960
Band 31	133,067.967	13.19	1,755,166
Band 32	13,942.416	12.98	180,973
Band 33	22,844.278	12.83	293,092
Band 34	15,811.538	12.73	201,281
Band 35	382,559.940	14.06	5,378,793
Band 36	33,797.221	13.90	469,781
Band 37	36,353.709	13.79	501,318
Band 38	306,044.813	16.03	4,905,898
Band 39	32,915.274	15.92	524,011
Band 40	28,588.900	15.84	452,848
Band 41	65,384.554	15.00	980,768
Band 42	37,680.621	14.90	561,441
Band 43	137,210.748	14.82	2,033,463
Band 44	19,083.479	13.12	250,375
Band 45	30,170.230	12.98	391,610
Band 46	640,087.967	12.32	7,885,884
Band 47	200,163.624	12.28	2,458,009
Band 49	919.559	11.61	10,676
	28,119,422.798		$ 376,101,825

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Contrafund® Portfolio - Service Class 2			
Contracts in accumulation period:			
Band 2	19,358.994	$ 13.24	$ 256,313
Band 4	289,769.466	15.87	4,598,641
Band 5	123,121.602	15.78	1,942,859
Band 6	5,267,423.176	13.15	69,266,615
Band 7	1,827,488.172	15.65	28,600,190
Band 8	3,116,547.678	13.12	40,889,106
Band 9	826,650.063	15.52	12,829,609
Band 10	5,320,846.129	13.57	72,203,882
Band 11	1,107,519.648	13.08	14,486,357
Band 12	355,441.835	13.07	4,645,625
Band 13	2,418,016.008	15.35	37,116,546
Band 14	2,822,943.313	13.04	36,811,181
Band 15	2,248,139.893	15.22	34,216,689
Band 16	277,069.205	13.00	3,601,900
Band 17	2,903,416.010	12.99	37,715,374
Band 18	26,271.183	12.98	341,000
Band 19	167,756.401	13.35	2,239,548
Band 20	1,267,701.316	13.50	17,113,968
Band 21	385,255.221	13.44	5,177,830
Band 26	905,469.700	16.09	14,569,007
Band 27	309,110.482	15.82	4,890,128
Band 28	77,597.591	15.69	1,217,506
Band 29	1,184,613.028	15.65	18,539,194
Band 30	505,858.706	15.39	7,785,165
Band 31	165,313.677	15.26	2,522,687
Band 32	34,830.742	15.02	523,158
Band 33	18,048.052	14.85	268,014
Band 34	40,739.310	14.73	600,090
Band 35	913,687.337	16.27	14,865,693
Band 36	196,870.919	16.09	3,167,653
Band 37	121,820.112	15.96	1,944,249
Band 38	846,178.669	16.87	14,275,034
Band 39	360,880.791	16.76	6,048,362
Band 40	86,944.951	16.67	1,449,372
Band 41	168,206.887	15.61	2,625,710
Band 42	39,903.596	15.50	618,506
Band 43	260,646.959	15.42	4,019,176
Band 44	15,978.156	13.63	217,782
Band 45	70,199.228	13.47	945,584
Band 46	2,367,446.152	12.97	30,705,777
Band 47	416,097.936	12.94	5,384,307
Band 49	954.569	10.98	10,481
Band 50	10,426.218	10.97	114,376
	39,888,559.081		$ 561,360,244

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Franklin Small Cap Value Securities Fund - Class 2			
Contracts in accumulation period:			
Band 35	115,206.933	$ 18.15	$ 2,091,006
Band 36	24,704.246	17.96	443,688
Band 37	12,149.987	17.83	216,634
Band 38	82,463.862	18.63	1,536,302
Band 39	56,764.714	18.50	1,050,147
Band 40	12,304.977	18.41	226,535
	303,594.719		$ 5,564,312
Mutual Shares Securities Fund - Class 2			
Contracts in accumulation period:			
Band 2	11,319.362	$ 10.91	$ 123,494
Band 4	60,885.466	10.89	663,043
Band 5	24,509.628	10.89	266,910
Band 6	809,056.111	10.88	8,802,530
Band 7	325,538.247	10.88	3,541,856
Band 8	543,787.387	10.87	5,910,969
Band 9	138,239.797	10.87	1,502,667
Band 10	1,282,121.949	10.86	13,923,844
Band 11	247,325.052	10.86	2,685,950
Band 12	103,597.173	10.86	1,125,065
Band 13	710,519.352	10.85	7,709,135
Band 14	703,127.406	10.84	7,621,901
Band 15	353,732.656	10.84	3,834,462
Band 16	103,155.058	10.83	1,117,169
Band 17	525,793.872	10.83	5,694,348
Band 18	4,743.233	10.83	51,369
Band 19	18,012.016	10.82	194,890
Band 20	215,434.574	10.85	2,337,465
Band 21	127,132.809	10.84	1,378,120
Band 26	55,423.892	10.91	604,675
Band 27	3,468.446	10.89	37,771
Band 28	9,660.055	10.88	105,101
Band 29	99,941.425	10.88	1,087,363
Band 30	58,505.064	10.86	635,365
Band 31	6,935.153	10.84	75,177
Band 32	3,697.281	10.82	40,005
Band 38	8,011.066	11.40	91,326
Band 41	5,767.096	10.86	62,631
Band 42	27,863.793	10.84	302,044
Band 43	12,534.226	10.83	135,746
Band 44	1,296.510	10.80	14,002
Band 45	43,895.421	10.79	473,632
Band 46	425,291.953	10.82	4,601,659
Band 47	37,741.668	10.81	407,987
	7,108,064.197		$ 77,159,671

Division/Contract	Units	Unit Value	Extended Value
ING GET Fund - Series Q			
Contracts in accumulation period:			
Band 9	305,573.941	$ 10.59	$ 3,236,028
Band 13	55,304.104	10.48	579,587
Band 15	56,402.944	10.40	586,591
Band 26	755,248.896	10.94	8,262,423
Band 27	712,175.055	10.78	7,677,247
Band 28	199,763.553	10.69	2,135,472
Band 29	1,708,760.349	10.67	18,232,473
Band 30	1,453,902.475	10.50	15,265,976
Band 31	714,669.412	10.42	7,446,855
Band 32	16,065.901	10.27	164,997
	5,977,866.630		$ 63,587,649
ING GET Fund - Series R			
Contracts in accumulation period:			
Band 9	284,046.857	$ 10.97	$ 3,115,994
Band 13	147,225.989	10.87	1,600,347
Band 15	71,330.268	10.79	769,654
Band 26	888,315.346	11.32	10,055,730
Band 27	506,603.167	11.16	5,653,691
Band 28	204,688.853	11.08	2,267,952
Band 29	1,894,599.208	11.05	20,935,321
Band 30	1,540,871.826	10.89	16,780,094
Band 31	730,823.270	10.81	7,900,200
Band 32	14,055.567	10.66	149,832
Band 33	32,002.741	10.56	337,949
Band 34	25,823.221	10.48	270,627
Band 35	4,176.575	11.43	47,738
Band 36	3,452.540	11.32	39,083
	6,348,015.428		$ 69,924,212
ING GET Fund - Series S			
Contracts in accumulation period:			
Band 9	543,829.486	$ 10.95	$ 5,954,933
Band 13	261,113.901	10.85	2,833,086
Band 15	123,807.113	10.78	1,334,641
Band 26	1,046,054.764	11.28	11,799,498
Band 27	437,244.192	11.13	4,866,528
Band 28	104,944.978	11.05	1,159,642
Band 29	2,126,634.666	11.02	23,435,514
Band 30	1,564,381.683	10.87	17,004,829
Band 31	726,715.080	10.80	7,848,523
Band 32	65,862.756	10.66	702,097
Band 33	9,515.607	10.56	100,485
Band 34	5,755.518	10.49	60,375
Band 35	6,383.276	11.39	72,706
Band 36	4,788.791	11.29	54,065
	7,027,031.811		$ 77,226,922

Division/Contract	Units	Unit Value	Extended Value
ING GET Fund - Series T			
Contracts in accumulation period:			
Band 6	33,470.683	$ 10.99	$ 367,843
Band 9	714,193.847	10.89	7,777,571
Band 10	8,940.924	10.87	97,188
Band 12	65,051.206	10.82	703,854
Band 13	159,775.406	10.80	1,725,574
Band 15	362,145.485	10.73	3,885,821
Band 20	54,791.747	10.77	590,107
Band 26	906,116.810	11.20	10,148,508
Band 27	528,257.330	11.05	5,837,243
Band 28	181,917.635	10.98	1,997,456
Band 29	2,153,636.797	10.96	23,603,859
Band 30	1,225,231.409	10.81	13,244,752
Band 31	883,854.751	10.74	9,492,600
Band 32	76,584.716	10.61	812,564
Band 33	26,050.184	10.52	274,048
Band 34	40,730.728	10.45	425,636
Band 35	46,382.666	11.30	524,124
Band 36	1,386.438	11.20	15,528
	7,468,518.762		$ 81,524,276
ING GET Fund - Series U			
Contracts in accumulation period:			
Band 6	87,290.529	$ 11.22	$ 979,400
Band 9	918,201.770	11.13	10,219,586
Band 10	6,281.085	11.10	69,720
Band 12	16,238.238	11.06	179,595
Band 13	404,612.951	11.03	4,462,881
Band 15	353,212.767	10.97	3,874,744
Band 20	128,112.071	11.01	1,410,514
Band 26	1,047,603.688	11.42	11,963,634
Band 27	409,221.600	11.28	4,616,020
Band 28	239,648.913	11.21	2,686,464
Band 29	2,111,619.306	11.19	23,629,020
Band 30	1,014,414.075	11.05	11,209,276
Band 31	722,310.812	10.98	7,930,973
Band 32	15,425.395	10.86	167,520
Band 33	23,790.718	10.77	256,226
Band 34	26,772.017	10.70	286,461
Band 35	95,537.686	11.52	1,100,594
Band 36	4,258.931	11.43	48,680
	7,624,552.552		$ 85,091,308

Division/Contract	Units	Unit Value	Extended Value
ING GET Fund - Series V			
Contracts in accumulation period:			
Band 6	148,400.478	$ 9.90	$ 1,469,165
Band 9	1,251,031.917	9.83	12,297,644
Band 10	27,329.694	9.81	268,104
Band 12	14,583.458	9.77	142,480
Band 13	267,676.877	9.75	2,609,850
Band 15	760,444.569	9.70	7,376,312
Band 17	54,336.679	9.64	523,806
Band 19	7,038.523	9.58	67,429
Band 20	41,603.674	9.73	404,804
Band 26	1,752,017.079	10.07	17,642,812
Band 27	522,470.066	9.96	5,203,802
Band 28	291,190.504	9.90	2,882,786
Band 29	3,527,367.211	9.88	34,850,388
Band 30	2,040,055.257	9.77	19,931,340
Band 31	1,052,512.978	9.71	10,219,901
Band 32	25,793.492	9.61	247,875
Band 33	15,175.573	9.53	144,623
Band 34	16,008.253	9.48	151,758
Band 35	222,643.905	10.15	2,259,836
Band 36	14,949.110	10.08	150,687
	12,052,629.297		$ 118,845,402

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING AllianceBernstein Mid Cap Growth			
Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	218.156	$ 22.11	$ 4,823
Band 2	71,331.847	21.64	1,543,621
Band 3	3,884.818	20.83	80,921
Band 4	139,706.873	21.06	2,942,227
Band 5	117,556.042	20.94	2,461,624
Band 6	3,363,821.069	20.72	69,698,373
Band 7	2,066,888.838	20.61	42,598,579
Band 8	2,618,117.508	20.38	53,357,235
Band 9	367,169.131	20.27	7,442,518
Band 10	1,218,729.748	20.16	24,569,592
Band 11	3,707,630.364	20.05	74,337,989
Band 12	682,425.823	19.94	13,607,571
Band 13	1,477,882.427	19.83	29,306,409
Band 14	2,325,296.371	19.62	45,622,315
Band 15	365,873.660	19.51	7,138,195
Band 16	76,355.554	19.30	1,473,662
Band 17	999,173.287	19.19	19,174,135
Band 18	38,016.872	19.09	725,742
Band 19	108,794.828	18.88	2,054,046
Band 20	692,463.919	19.73	13,662,313
Band 21	100,116.461	19.40	1,942,259
Band 25	73,227.383	21.87	1,601,483
Band 26	38,192.341	12.78	488,098
Band 27	8,060.099	12.71	102,444
Band 28	1,764.013	12.68	22,368
Band 29	33,014.464	12.67	418,293
Band 30	21,917.363	12.60	276,159
Band 31	10,479.557	12.57	131,728
Band 32	2,768.064	12.51	34,628
Band 34	511.037	12.43	6,352
Band 38	3,871.313	10.48	40,571
Band 41	5,862.278	12.60	73,865
Band 42	2,499.538	12.56	31,394
Band 43	20,276.092	12.53	254,059
Band 44	993.908	12.45	12,374
Band 45	226.022	12.42	2,807
Band 46	531,562.719	10.55	5,607,987
Band 47	67,881.321	10.52	714,111
Band 51	1,033.281	10.48	10,829
	21,365,594.389		$ 423,573,699

Division/Contract	Units	Unit Value	Extended Value
ING AllianceBernstein Mid Cap Growth			
Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	202,701.059	$ 21.33	$ 4,323,614
Band 7	1,141.706	21.29	24,307
Band 8	73.670	21.19	1,561
Band 10	87,340.000	21.10	1,842,874
Band 11	4,203.550	21.05	88,485
Band 12	46,072.484	21.01	967,983
Band 13	3,807.851	10.60	40,363
Band 14	68,032.115	11.26	766,042
Band 15	184,804.276	11.25	2,079,048
Band 17	55,888.247	11.20	625,948
Band 20	306,856.978	20.92	6,419,448
Band 46	155,172.852	10.51	1,630,867
	1,116,094.788		$ 18,810,540

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING American Funds Growth Portfolio			
Contracts in accumulation period:			
Band 2	97,070.341	$ 14.85	$ 1,441,495
Band 4	958,951.940	14.72	14,115,773
Band 5	248,852.156	14.70	3,658,127
Band 6	18,821,264.920	14.65	275,731,531
Band 7	10,650,302.830	14.63	155,813,930
Band 8	8,158,531.287	14.58	118,951,386
Band 9	2,374,201.750	14.55	34,544,635
Band 10	17,328,217.920	14.53	251,779,006
Band 11	4,718,834.932	14.50	68,423,107
Band 12	1,933,064.349	14.48	27,990,772
Band 13	6,955,940.594	14.45	100,513,342
Band 14	15,100,998.660	14.40	217,454,381
Band 15	8,382,070.916	14.38	120,534,180
Band 16	574,453.373	14.33	8,231,917
Band 17	14,562,789.870	14.31	208,393,523
Band 18	88,706.569	14.28	1,266,730
Band 19	915,492.266	14.23	13,027,455
Band 20	9,928,968.951	14.43	143,275,022
Band 21	1,190,844.759	14.36	17,100,531
Band 26	1,117,857.120	14.87	16,622,535
Band 27	325,172.840	14.72	4,786,544
Band 28	92,955.294	14.65	1,361,795
Band 29	1,576,119.657	14.62	23,042,869
Band 30	537,744.743	14.48	7,786,544
Band 31	365,547.296	14.40	5,263,881
Band 32	75,259.171	14.26	1,073,196
Band 33	30,193.757	14.17	427,846
Band 34	68,334.226	14.09	962,829
Band 35	260,069.491	11.53	2,998,601
Band 36	68,125.733	11.50	783,446
Band 37	78,726.195	14.80	1,165,148
Band 38	395,119.874	11.49	4,539,927
Band 39	147,470.433	11.46	1,690,011
Band 40	71,491.938	11.44	817,868
Band 41	222,923.867	14.48	3,227,938
Band 42	137,472.170	14.38	1,976,850
Band 43	590,848.144	14.31	8,455,037
Band 44	44,792.892	12.97	580,964
Band 45	122,915.159	12.80	1,573,314
Band 46	7,957,365.205	12.41	98,750,902
Band 47	738,911.459	12.37	9,140,335
Band 50	4,324.416	11.01	47,612
Band 51	10,314.685	10.99	113,358
	138,029,614.148		$ 1,979,436,193

Division/Contract	Units	Unit Value	Extended Value
ING American Funds Growth-Income Portfolio			
Contracts in accumulation period:			
Band 2	59,534.709	$ 14.15	$ 842,416
Band 4	1,136,069.531	14.03	15,939,056
Band 5	132,539.664	14.01	1,856,881
Band 6	12,258,412.870	13.96	171,127,444
Band 7	7,412,661.722	13.94	103,332,504
Band 8	6,006,102.778	13.89	83,424,768
Band 9	2,481,108.290	13.87	34,412,972
Band 10	11,659,213.350	13.84	161,363,513
Band 11	3,530,138.195	13.82	48,786,510
Band 12	1,303,804.376	13.80	17,992,500
Band 13	5,052,755.832	13.77	69,576,448
Band 14	11,764,813.590	13.73	161,530,891
Band 15	6,408,515.593	13.70	87,796,664
Band 16	401,154.443	13.66	5,479,770
Band 17	11,193,787.660	13.63	152,571,326
Band 18	27,700.841	13.61	377,008
Band 19	780,265.313	13.56	10,580,398
Band 20	6,420,727.879	13.75	88,285,008
Band 21	1,090,431.327	13.68	14,917,101
Band 26	897,306.071	14.17	12,714,827
Band 27	402,135.730	14.03	5,641,964
Band 28	108,123.399	13.96	1,509,403
Band 29	1,274,710.099	13.94	17,769,459
Band 30	591,893.605	13.79	8,162,213
Band 31	275,142.501	13.72	3,774,955
Band 32	84,738.158	13.59	1,151,592
Band 33	38,758.870	13.50	523,245
Band 34	81,079.176	13.43	1,088,893
Band 35	149,129.069	11.52	1,717,967
Band 36	63,799.028	11.49	733,051
Band 37	63,104.623	14.10	889,775
Band 38	217,476.163	11.48	2,496,626
Band 39	84,792.127	11.45	970,870
Band 40	69,545.567	11.42	794,210
Band 41	226,839.212	13.80	3,130,381
Band 42	121,160.872	13.71	1,661,116
Band 43	503,773.680	13.64	6,871,473
Band 44	50,220.841	12.28	616,712
Band 45	113,013.361	12.13	1,370,852
Band 46	5,456,907.889	11.67	63,682,115
Band 47	581,603.173	11.63	6,764,045
Band 49	2,070.799	11.18	23,152
Band 50	4,225.709	11.16	47,159
Band 51	4,004.216	11.15	44,647
Band 53	2,997.659	11.17	33,484
Band 54	1,877.318	11.15	20,932
	100,590,166.878		$ 1,374,398,296

Division/Contract	Units	Unit Value	Extended Value
ING American Funds International Portfolio			
Contracts in accumulation period:			
Band 2	83,040.288	$ 19.17	$ 1,591,882
Band 4	345,741.017	19.01	6,572,537
Band 5	157,384.720	18.98	2,987,162
Band 6	7,746,930.594	18.91	146,494,458
Band 7	4,807,444.777	18.88	90,764,557
Band 8	3,644,174.330	18.82	68,583,361
Band 9	1,164,544.349	18.78	21,870,143
Band 10	7,272,814.898	18.75	136,365,279
Band 11	2,319,253.324	18.72	43,416,422
Band 12	992,537.196	18.69	18,550,520
Band 13	3,422,930.518	18.66	63,871,883
Band 14	6,200,853.888	18.59	115,273,874
Band 15	3,004,811.734	18.56	55,769,306
Band 16	349,896.018	18.50	6,473,076
Band 17	5,576,357.433	18.47	102,995,322
Band 18	41,622.649	18.44	767,522
Band 19	452,094.797	18.37	8,304,981
Band 20	3,154,917.941	18.63	58,776,121
Band 21	562,396.558	18.53	10,421,208
Band 26	593,924.461	19.20	11,403,350
Band 27	286,307.768	19.01	5,442,711
Band 28	49,787.297	18.91	941,478
Band 29	707,033.797	18.88	13,348,798
Band 30	305,285.424	18.69	5,705,785
Band 31	174,458.056	18.59	3,243,175
Band 32	27,858.243	18.41	512,870
Band 33	15,133.423	18.29	276,790
Band 34	28,884.548	18.19	525,410
Band 35	214,094.245	12.94	2,770,380
Band 36	49,871.103	12.90	643,337
Band 37	13,379.463	19.10	255,548
Band 38	459,464.565	12.89	5,922,498
Band 39	49,005.791	12.86	630,214
Band 40	26,180.827	12.83	335,900
Band 41	71,260.128	18.69	1,331,852
Band 42	44,163.294	18.57	820,112
Band 43	221,948.872	18.47	4,099,396
Band 44	17,341.031	15.38	266,705
Band 45	45,773.393	15.15	693,467
Band 46	3,861,348.421	14.19	54,792,534
Band 47	325,440.553	14.15	4,604,984
Band 49	1,292.288	11.57	14,952
Band 50	2,459.670	11.56	28,434
Band 51	3,957.557	11.54	45,670
Band 53	1,965.418	11.56	22,720
	58,897,366.665		$ 1,078,528,684

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Large Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	584.235	$ 12.92	$ 7,548
Band 2	14,111.158	12.80	180,623
Band 4	29,741.731	12.65	376,233
Band 5	125,206.836	12.62	1,580,110
Band 6	1,314,956.525	12.56	16,515,854
Band 7	1,492,558.518	12.53	18,701,758
Band 8	312,728.319	12.48	3,902,849
Band 9	157,898.636	12.45	1,965,838
Band 10	927,783.357	12.42	11,523,069
Band 11	740,982.299	12.39	9,180,771
Band 12	568,420.065	12.36	7,025,672
Band 13	944,396.023	12.33	11,644,403
Band 14	2,083,053.017	12.27	25,559,061
Band 15	319,126.033	12.24	3,906,103
Band 16	27,467.337	12.18	334,552
Band 17	674,427.332	12.15	8,194,292
Band 18	82,932.064	12.12	1,005,137
Band 19	96,351.308	12.07	1,162,960
Band 20	1,039,479.755	12.30	12,785,601
Band 21	107,750.776	12.21	1,315,637
Band 25	8,210.655	12.86	105,589
Band 26	171,116.461	12.38	2,118,422
Band 27	47,085.873	12.32	580,098
Band 28	16,705.678	12.29	205,313
Band 29	94,904.417	12.28	1,165,426
Band 30	59,942.488	12.21	731,898
Band 31	47,308.140	12.18	576,213
Band 32	4,192.542	12.12	50,814
Band 33	3,729.215	12.08	45,049
Band 34	2,559.593	12.05	30,843
Band 35	2,667.408	10.38	27,688
Band 36	3,023.035	10.38	31,379
Band 37	1,731.504	10.38	17,973
Band 38	223.462	11.05	2,469
Band 39	288.676	10.38	2,996
Band 41	22,482.554	12.21	274,512
Band 42	408.182	12.17	4,968
Band 43	32,547.647	12.14	395,128
Band 44	4,303.519	12.07	51,943
Band 45	7,489.080	12.03	90,094
Band 46	143,760.957	11.42	1,641,750
Band 47	45,592.158	11.38	518,839
Band 50	1,893.376	11.08	20,979
	11,782,121.944		$ 145,558,454

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Large Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	1,923.807	$ 14.46	$ 27,818
Band 3	392.883	14.22	5,587
Band 4	30,014.361	14.29	428,905
Band 5	8,401.079	14.26	119,799
Band 6	584,498.323	14.19	8,294,031
Band 7	505,975.170	14.16	7,164,608
Band 8	317,763.696	14.09	4,477,290
Band 9	48,600.177	14.06	683,318
Band 10	504,672.941	14.02	7,075,515
Band 11	293,747.925	13.99	4,109,533
Band 12	97,770.405	13.96	1,364,875
Band 13	356,734.918	13.92	4,965,750
Band 14	770,206.882	13.86	10,675,067
Band 15	158,830.266	13.82	2,195,034
Band 16	21,894.032	13.76	301,262
Band 17	478,617.482	13.73	6,571,418
Band 18	64,863.864	13.69	887,986
Band 19	82,804.158	13.63	1,128,621
Band 20	288,455.492	13.89	4,006,647
Band 21	30,476.108	13.79	420,266
Band 25	4,666.765	14.53	67,808
Band 26	15,652.373	12.93	202,385
Band 27	4,994.500	12.86	64,229
Band 29	16,965.450	12.82	217,497
Band 30	17,314.447	12.75	220,759
Band 31	4,804.097	12.72	61,108
Band 33	111.191	12.61	1,402
Band 41	6,014.821	12.76	76,749
Band 43	91,067.233	12.68	1,154,733
Band 44	387.225	12.60	4,879
Band 45	3,516.209	12.57	44,199
Band 46	238,338.887	12.00	2,860,067
Band 47	54,444.913	11.96	651,161
Band 50	2,130.267	11.24	23,944
	5,107,052.347		$ 70,554,250
ING BlackRock Large Cap Value Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	28,983.917	$ 17.15	$ 497,074
Band 10	69,746.884	16.96	1,182,907
Band 11	1,479.332	16.92	25,030
Band 12	19,311.927	16.89	326,178
Band 13	1,733.653	12.06	20,908
Band 14	2,879.844	12.51	36,027
Band 15	43,765.827	12.50	547,073
Band 17	6,635.874	12.44	82,550
Band 20	92,743.978	16.81	1,559,026
Band 46	23,669.077	11.96	283,082
	290,950.313		$ 4,559,855

Division/Contract	Units	Unit Value	Extended Value
ING Capital Guardian Small/Mid Cap			
Portfolio - Service Class			
Currently payable annuity contracts	371.158	$ 12.86	$ 8,114
Contracts in accumulation period:			
Band 1	4,736.902	22.35	105,870
Band 2	99,172.144	21.86	2,167,903
Band 3	7,709.180	21.03	162,124
Band 4	127,440.068	21.27	2,710,650
Band 5	155,548.111	21.15	3,289,843
Band 6	3,151,087.918	20.91	65,889,248
Band 7	2,497,076.049	20.80	51,939,182
Band 8	2,151,640.581	20.57	44,259,247
Band 9	521,414.523	20.45	10,662,927
Band 10	1,257,458.379	20.34	25,576,703
Band 11	2,511,537.247	20.23	50,808,399
Band 12	729,628.312	20.11	14,672,825
Band 13	1,836,379.990	20.00	36,727,600
Band 14	2,436,023.059	19.78	48,184,536
Band 15	177,654.508	19.67	3,494,464
Band 16	47,616.988	19.45	926,150
Band 17	1,188,923.072	19.34	22,993,772
Band 18	53,537.837	19.23	1,029,533
Band 19	173,290.784	19.02	3,295,991
Band 20	987,487.097	19.89	19,641,118
Band 21	166,580.282	19.56	3,258,310
Band 24	1,339.742	23.11	30,961
Band 25	61,379.530	22.11	1,357,101
Band 26	11,810.308	12.19	143,968
Band 27	7,903.128	12.13	95,865
Band 28	3,928.463	12.10	47,534
Band 29	14,663.256	12.09	177,279
Band 30	13,696.216	12.02	164,629
Band 31	9,804.340	11.99	117,554
Band 41	3,501.782	12.03	42,126
Band 42	93.181	11.99	1,117
Band 43	22,341.498	11.95	266,981
Band 44	78.306	11.88	930
Band 46	249,446.368	11.04	2,753,888
Band 47	64,893.157	11.01	714,474
	20,747,193.464		$ 417,718,916

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Capital Guardian Small/Mid Cap Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	156,634.185	$ 15.38	$ 2,409,034
Band 7	7,461.758	15.35	114,538
Band 10	84,984.624	15.22	1,293,466
Band 11	1,927.592	15.18	29,261
Band 12	27,434.268	15.15	415,629
Band 14	9,179.367	10.95	100,514
Band 15	55,150.077	10.94	603,342
Band 17	40,634.784	10.89	442,513
Band 20	215,549.561	15.08	3,250,487
Band 46	67,123.350	11.00	738,357
	666,079.566		$ 9,397,141
ING Capital Guardian U.S. Equities Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	52,764.405	$ 12.81	$ 675,912
Band 3	4,183.105	12.50	52,289
Band 4	88,954.239	12.58	1,119,044
Band 5	474,552.183	12.54	5,950,884
Band 6	4,552,383.514	12.45	56,677,175
Band 7	6,886,789.494	12.41	85,465,058
Band 8	1,963,361.022	12.32	24,188,608
Band 9	878,038.767	12.28	10,782,316
Band 10	3,922,872.872	12.24	48,015,964
Band 11	3,748,696.827	12.19	45,696,614
Band 12	2,882,621.617	12.15	35,023,853
Band 13	5,024,711.060	12.11	60,849,251
Band 14	7,491,589.587	12.02	90,048,907
Band 15	299,772.381	11.98	3,591,273
Band 16	228,441.427	11.90	2,718,453
Band 17	2,876,801.482	11.86	34,118,866
Band 18	195,620.990	11.81	2,310,284
Band 19	555,971.199	11.73	6,521,542
Band 20	2,631,432.413	12.07	31,761,389
Band 21	666,921.103	11.94	7,963,038
Band 24	1,323.185	13.26	17,545
Band 25	143,100.004	12.90	1,845,990
Band 26	9,987.501	12.23	122,147
Band 27	4,849.924	12.17	59,024
Band 28	137.204	12.14	1,666
Band 29	15,785.750	12.13	191,481
Band 30	6,361.620	12.06	76,721
Band 31	9,731.860	12.03	117,074
Band 32	1,489.464	11.97	17,829
Band 33	1,382.950	11.93	16,499
Band 38	139.958	10.91	1,527
Band 41	3,426.387	12.07	41,356

Division/Contract	Units	Unit Value	Extended Value
ING Capital Guardian U.S. Equities			
Portfolio - Service Class (continued)			
Band 43	7,656.600	$ 11.99	$ 91,803
Band 44	446.482	11.92	5,322
Band 45	5,751.887	11.89	68,390
Band 46	381,537.080	11.32	4,319,000
Band 47	81,697.747	11.28	921,551
	46,101,285.290		$ 561,445,645
ING Capital Guardian U.S. Equities			
Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	190,062.618	$ 16.87	$ 3,206,356
Band 7	1,419.040	16.83	23,882
Band 10	66,545.482	16.69	1,110,644
Band 11	7,135.366	16.65	118,804
Band 12	48,639.571	16.61	807,903
Band 13	8,942.308	11.38	101,763
Band 14	7,758.319	11.80	91,548
Band 15	51,900.766	11.78	611,391
Band 17	29,756.043	11.73	349,038
Band 20	265,960.035	16.54	4,398,979
Band 46	24,856.651	11.28	280,383
	702,976.199		$ 11,100,691
ING EquitiesPlus Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	35,537.945	$ 10.78	$ 383,099
Band 3	1,513.915	10.75	16,275
Band 4	66,956.296	10.76	720,450
Band 5	110,621.770	10.75	1,189,184
Band 6	1,999,634.067	10.75	21,496,066
Band 7	1,186,574.490	10.74	12,743,810
Band 8	1,587,813.530	10.74	17,053,117
Band 9	258,735.950	10.73	2,776,237
Band 10	415,816.268	10.73	4,461,709
Band 11	2,913,019.966	10.73	31,256,704
Band 12	493,357.456	10.72	5,288,792
Band 13	900,162.052	10.72	9,649,737
Band 14	1,196,437.603	10.71	12,813,847
Band 15	9,594.437	10.71	102,756
Band 16	5,999.466	10.70	64,194
Band 17	231,818.984	10.70	2,480,463
Band 18	20,643.355	10.69	220,677
Band 19	64,276.181	10.68	686,470
Band 20	193,004.585	10.71	2,067,079
Band 21	48,386.681	10.70	517,737
Band 25	8,958.039	10.78	96,568
Band 29	2,391.012	10.74	25,679
Band 43	797.389	10.70	8,532
Band 46	2,264.203	10.69	24,204
Band 47	30,020.743	10.68	320,622
	11,784,336.383		$ 126,464,008

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING EquitiesPlus Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 15	3,075.700	$ 10.69	$ 32,879
	3,075.700		$ 32,879
ING Evergreen Health Sciences Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	12.458	$ 11.59	$ 144
Band 2	3,790.304	12.24	46,393
Band 3	891.721	12.13	10,817
Band 4	48,699.953	12.16	592,191
Band 5	95,880.667	12.14	1,163,991
Band 6	1,900,621.215	12.11	23,016,523
Band 7	1,995,610.073	12.09	24,126,926
Band 8	715,471.121	12.06	8,628,582
Band 9	164,493.256	12.05	1,982,144
Band 10	1,500,555.176	12.03	18,051,679
Band 11	830,843.860	12.01	9,978,435
Band 12	496,922.462	12.00	5,963,070
Band 13	1,155,986.535	11.98	13,848,719
Band 14	2,245,161.746	11.95	26,829,683
Band 15	474,327.469	11.93	5,658,727
Band 16	82,851.812	11.90	985,937
Band 17	1,553,332.965	11.88	18,453,596
Band 18	55,668.892	11.87	660,790
Band 19	96,220.215	11.84	1,139,247
Band 20	1,209,025.985	11.96	14,459,951
Band 21	180,228.760	11.92	2,148,327
Band 25	14,690.699	12.28	180,402
Band 26	136,843.269	12.26	1,677,698
Band 27	35,056.112	12.16	426,282
Band 28	13,501.043	12.11	163,498
Band 29	245,970.986	12.09	2,973,789
Band 30	70,034.997	12.00	840,420
Band 31	71,746.230	11.95	857,367
Band 32	2,462.932	11.85	29,186
Band 33	550.143	11.79	6,486
Band 34	9,229.072	11.74	108,349
Band 38	648.363	11.22	7,275
Band 41	65,464.603	12.00	785,575
Band 42	10,315.202	11.93	123,060
Band 43	35,299.969	11.89	419,717
Band 44	7,927.486	11.77	93,307
Band 45	17,952.411	11.72	210,402
Band 46	415,891.413	12.21	5,078,034
Band 47	44,194.985	12.17	537,853
Band 50	501.734	11.24	5,639
	16,004,878.294		$ 192,270,211

Division/Contract	Units	Unit Value	Extended Value
ING Evergreen Omega Portfolio - Service Class			
Contracts in accumulation period:			
Band 4	3,962.971	$ 11.24	$ 44,544
Band 5	1,313.021	11.22	14,732
Band 6	39,234.195	11.19	439,031
Band 7	80,431.511	11.18	899,224
Band 8	34,173.909	11.15	381,039
Band 9	16,021.764	11.13	178,322
Band 10	170,705.627	11.12	1,898,247
Band 11	36,478.186	11.10	404,908
Band 12	7,869.525	11.09	87,273
Band 13	34,235.075	11.07	378,982
Band 14	72,705.295	11.04	802,666
Band 15	19,179.626	11.03	211,551
Band 16	13,512.172	11.00	148,634
Band 17	71,637.818	10.98	786,583
Band 19	4,141.799	10.94	45,311
Band 20	32,010.904	11.06	354,041
Band 21	5,612.815	11.01	61,797
Band 26	54,504.734	11.33	617,539
Band 27	21,333.582	11.24	239,789
Band 28	8,027.707	11.19	89,830
Band 29	105,709.189	11.18	1,181,829
Band 30	26,484.352	11.09	293,711
Band 31	10,223.802	11.04	112,871
Band 32	1,272.707	10.95	13,936
Band 33	334.610	10.90	3,647
Band 34	533.194	10.85	5,785
Band 35	3,612.651	11.89	42,954
Band 36	722.462	11.85	8,561
Band 37	342.545	11.82	4,049
Band 38	570.474	11.84	6,754
Band 39	456.718	11.80	5,389
Band 40	131.820	11.77	1,552
Band 41	103.689	11.09	1,150
Band 42	1,212.537	11.03	13,374
Band 43	490.938	10.98	5,390
Band 45	991.393	10.83	10,737
Band 46	63,284.868	10.57	668,921
Band 47	6,552.607	10.53	68,999
	950,122.792		$ 10,533,652
ING Evergreen Omega Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	30,273.486	$ 11.15	$ 337,549
Band 10	12,957.136	11.07	143,435
Band 15	29,839.638	10.98	327,639
Band 17	9,576.271	10.94	104,764
Band 20	14,672.462	11.01	161,544
Band 46	24,298.481	10.53	255,863
	121,617.474		$ 1,330,794

Division/Contract	Units	Unit Value	Extended Value
ING FMR℠ Diversified Mid Cap Portfolio - Service Class			
Currently payable annuity contracts	1,907.611	$ 15.19	$ 28,981
Contracts in accumulation period:			
Band 1	10,583.645	11.31	119,701
Band 2	82,432.097	15.19	1,252,144
Band 3	9,163.830	14.86	136,175
Band 4	198,145.307	14.96	2,964,254
Band 5	299,244.773	14.91	4,461,740
Band 6	5,842,432.799	14.81	86,526,430
Band 7	5,449,287.536	14.77	80,485,977
Band 8	3,014,113.931	14.67	44,217,051
Band 9	840,925.204	14.63	12,302,736
Band 10	4,115,916.335	14.58	60,010,060
Band 11	3,487,688.687	14.53	50,676,117
Band 12	1,483,798.690	14.49	21,500,243
Band 13	3,797,706.842	14.44	54,838,887
Band 14	5,967,944.893	14.35	85,640,009
Band 15	869,051.327	14.31	12,436,124
Band 16	206,595.687	14.21	2,935,725
Band 17	2,888,002.521	14.17	40,922,996
Band 18	168,325.233	14.12	2,376,752
Band 19	277,949.767	14.03	3,899,635
Band 20	2,152,320.269	14.40	30,993,412
Band 21	380,571.446	14.26	5,426,949
Band 25	72,538.905	15.29	1,109,120
Band 26	128,495.980	13.36	1,716,706
Band 27	64,750.183	13.29	860,530
Band 28	7,205.817	13.26	95,549
Band 29	145,981.582	13.25	1,934,256
Band 30	65,085.269	13.18	857,824
Band 31	32,110.759	13.15	422,256
Band 32	2,506.241	13.08	32,782
Band 33	547.663	13.04	7,142
Band 34	753.720	13.00	9,798
Band 38	6,141.357	10.93	67,125
Band 41	48,691.369	13.18	641,752
Band 42	15,290.715	13.14	200,920
Band 43	55,054.527	13.10	721,214
Band 44	1,932.802	13.02	25,165
Band 45	4,361.718	12.99	56,659
Band 46	1,020,992.828	12.89	13,160,598
Band 47	90,402.860	12.85	1,161,677
	43,306,952.725		$ 627,233,171

Division/Contract	Units	Unit Value	Extended Value
ING FMR℠ Diversified Mid Cap Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	381,283.621	$ 19.30	$ 7,358,774
Band 7	642.859	19.26	12,381
Band 10	303,263.587	19.09	5,789,302
Band 11	5,620.902	19.05	107,078
Band 12	81,986.972	19.01	1,558,572
Band 13	270.783	12.97	3,512
Band 14	88,482.748	14.87	1,315,738
Band 15	232,206.163	14.85	3,448,262
Band 17	127,465.000	14.78	1,883,933
Band 20	590,547.048	18.93	11,179,056
Band 46	267,606.617	12.86	3,441,421
	2,079,376.300		$ 36,098,029
ING FMR℠ Large Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	1,916.015	$ 10.71	$ 20,521
Band 3	2,492.380	9.90	24,675
Band 4	58,482.414	10.67	624,007
Band 5	63,799.364	10.66	680,101
Band 6	2,433,651.050	10.64	25,894,047
Band 7	2,709,181.405	10.63	28,798,598
Band 8	237,124.487	10.61	2,515,891
Band 9	269,535.139	10.61	2,859,768
Band 10	1,449,940.150	10.60	15,369,366
Band 11	907,713.443	10.59	9,612,685
Band 12	591,243.833	10.58	6,255,360
Band 13	1,068,957.072	10.57	11,298,876
Band 14	2,736,593.490	10.55	28,871,061
Band 15	221,042.996	10.54	2,329,793
Band 16	58,615.559	10.52	616,636
Band 17	1,036,357.847	10.52	10,902,485
Band 18	60,141.998	10.51	632,092
Band 19	157,497.431	10.49	1,652,148
Band 20	1,740,997.901	10.56	18,384,938
Band 21	304,308.752	10.53	3,204,371
Band 25	22,022.038	9.93	218,679
Band 26	250,452.115	10.72	2,684,847
Band 27	120,523.433	10.67	1,285,985
Band 28	35,032.475	10.64	372,746
Band 29	239,254.325	10.63	2,543,273
Band 30	157,133.921	10.58	1,662,477
Band 31	179,535.353	10.55	1,894,098
Band 32	11,148.470	10.50	117,059
Band 33	10,922.307	10.46	114,247
Band 34	14,505.834	10.44	151,441
Band 35	122,452.293	9.94	1,217,176

Division/Contract	Units	Unit Value	Extended Value
ING FMR^{SM} Large Cap Growth			
Portfolio - Service Class (continued)			
Band 36	4,469.184	$ 9.92	$ 44,334
Band 37	1,443.529	9.91	14,305
Band 38	40,328.585	9.92	400,060
Band 39	11,809.811	9.91	117,035
Band 40	5,091.663	9.90	50,407
Band 41	10,057.873	10.58	106,412
Band 42	15,536.317	10.54	163,753
Band 43	23,522.593	10.52	247,458
Band 44	261.189	10.45	2,729
Band 45	357.063	10.43	3,724
Band 46	88,372.370	10.50	927,910
Band 47	17,335.479	10.47	181,502
	17,491,160.946		$ 185,069,076
ING FMR^{SM} Mid Cap Growth Portfolio - Service Class			
Currently payable annuity contracts	1,130.254	$ 27.55	$ 31,144
Contracts in accumulation period:			
Band 1	16,673.347	28.24	470,855
Band 2	292,251.316	27.55	8,051,524
Band 3	3,134.698	26.38	82,693
Band 4	137,152.842	26.72	3,664,724
Band 5	137,625.209	26.56	3,655,326
Band 6	2,844,892.024	26.19	74,507,722
Band 7	2,315,385.344	26.07	60,362,096
Band 8	1,903,886.588	25.74	49,006,041
Band 9	509,022.541	25.59	13,025,887
Band 10	956,332.501	25.43	24,319,536
Band 11	2,578,658.936	25.27	65,162,711
Band 12	658,357.062	25.11	16,531,346
Band 13	1,580,065.929	24.96	39,438,446
Band 14	2,478,359.863	24.65	61,091,571
Band 15	176,516.786	24.50	4,324,661
Band 16	34,393.565	24.19	831,980
Band 17	737,346.070	24.04	17,725,800
Band 18	33,520.608	23.89	800,807
Band 19	108,338.084	23.59	2,555,695
Band 20	714,931.751	24.80	17,730,307
Band 21	117,548.039	24.34	2,861,119
Band 22	498.601	26.72	13,323
Band 23	21,906.712	26.19	573,737
Band 24	52.653	29.31	1,543
Band 25	60,212.039	27.90	1,679,916
Band 26	10,150.477	11.88	120,588
Band 28	631.923	11.79	7,450
Band 29	92,467.850	11.78	1,089,271

Division/Contract	Units	Unit Value	Extended Value
ING FMR^{SM} Mid Cap Growth			
Portfolio - Service Class (continued)			
Band 30	3,288.858	$ 11.71	$ 38,513
Band 31	3,790.654	11.68	44,275
Band 32	1,226.175	11.63	14,260
Band 33	58.507	11.59	678
Band 38	6,124.650	10.96	67,126
Band 41	775.941	11.72	9,094
Band 43	7,514.054	11.65	87,539
Band 44	732.366	11.57	8,473
Band 45	3,604.237	11.54	41,593
Band 46	312,786.887	10.51	3,287,390
Band 47	34,835.555	10.48	365,077
	18,896,181.496		$ 473,681,837
ING FMR^{SM} Mid Cap Growth Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	277,443.038	$ 15.85	$ 4,397,472
Band 7	840.434	15.81	13,287
Band 8	723.851	15.74	11,393
Band 10	157,258.621	15.68	2,465,815
Band 11	613.536	15.64	9,596
Band 12	95,480.641	15.61	1,490,453
Band 14	63,393.252	11.19	709,370
Band 15	94,230.511	11.18	1,053,497
Band 17	92,078.411	11.13	1,024,833
Band 20	456,903.001	15.54	7,100,273
Band 46	137,959.226	10.48	1,445,813
	1,376,924.522		$ 19,721,802

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Franklin Income Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	17,544.569	$ 10.96	$ 192,288
Band 4	114,970.612	10.94	1,257,778
Band 5	32,434.200	10.93	354,506
Band 6	1,274,022.554	10.93	13,925,067
Band 7	755,287.245	10.92	8,247,737
Band 8	798,912.573	10.91	8,716,136
Band 9	403,387.467	10.91	4,400,957
Band 10	1,672,877.170	10.91	18,251,090
Band 11	652,185.027	10.90	7,108,817
Band 12	142,741.853	10.90	1,555,886
Band 13	1,378,070.418	10.90	15,020,968
Band 14	1,071,984.670	10.89	11,673,913
Band 15	656,450.831	10.88	7,142,185
Band 16	227,566.650	10.88	2,475,925
Band 17	3,077,175.776	10.87	33,448,901
Band 18	7,184.831	10.87	78,099
Band 19	112,382.598	10.86	1,220,475
Band 20	465,890.040	10.89	5,073,543
Band 21	160,200.476	10.88	1,742,981
Band 26	172,104.818	10.96	1,886,269
Band 27	23,066.590	10.94	252,348
Band 28	13,033.716	10.93	142,459
Band 29	182,287.824	10.92	1,990,583
Band 30	92,584.717	10.90	1,009,173
Band 31	42,468.588	10.89	462,483
Band 32	20,091.460	10.87	218,394
Band 33	309.598	10.85	3,359
Band 34	456.390	10.84	4,947
Band 38	4,526.354	11.02	49,880
Band 41	17,131.681	10.90	186,735
Band 42	23,946.937	10.88	260,543
Band 43	44,591.489	10.87	484,709
Band 44	1,824.525	10.85	19,796
Band 45	38,676.527	10.84	419,254
Band 46	591,764.921	10.87	6,432,485
Band 47	93,049.825	10.85	1,009,591
	14,383,185.520		$ 156,720,260
ING Franklin Income Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	27,772.895	$ 10.92	$ 303,280
Band 10	77,957.399	10.90	849,736
Band 12	4,950.041	10.89	53,906
Band 14	28,057.764	10.88	305,268
Band 15	33,050.000	10.87	359,254
Band 17	5,449.348	10.86	59,180
Band 20	49,571.223	10.88	539,335
Band 46	41,171.101	10.86	447,118
	267,979.771		$ 2,917,077

Division/Contract	Units	Unit Value	Extended Value
ING Global Real Estate Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	1,207.289	$ 13.66	$ 16,492
Band 4	24,276.314	13.64	331,129
Band 5	29,686.608	13.63	404,628
Band 6	740,797.178	13.62	10,089,658
Band 7	424,008.423	13.62	5,774,995
Band 8	489,074.069	13.61	6,656,298
Band 9	51,926.140	13.61	706,715
Band 10	740,231.349	13.60	10,067,146
Band 11	231,895.374	13.60	3,153,777
Band 12	101,564.390	13.59	1,380,260
Band 13	393,065.865	13.59	5,341,765
Band 14	570,155.264	13.58	7,742,708
Band 15	167,557.562	13.57	2,273,756
Band 16	42,894.812	13.56	581,654
Band 17	701,114.850	13.56	9,507,117
Band 18	4,971.145	13.55	67,359
Band 19	32,151.290	13.54	435,328
Band 20	110,049.736	13.58	1,494,475
Band 21	58,574.831	13.57	794,860
Band 26	48,430.077	13.67	662,039
Band 27	13,102.294	13.64	178,715
Band 28	1,032.758	13.62	14,066
Band 29	58,581.291	13.62	797,877
Band 30	12,665.827	13.59	172,129
Band 31	13,045.297	13.58	177,155
Band 34	976.027	13.52	13,196
Band 38	3,410.206	12.94	44,128
Band 41	61,406.212	13.59	834,510
Band 42	6,027.153	13.57	81,788
Band 43	29,827.222	13.56	404,457
Band 44	51.844	13.53	701
Band 45	8,010.896	13.51	108,227
Band 46	386,761.741	13.55	5,240,622
Band 47	39,826.425	13.54	539,250
Band 51	407.537	12.93	5,269
Band 53	874.891	12.96	11,339
Band 54	1,710.123	12.94	22,129
	5,601,350.310		$ 76,127,717

Division/Contract	Units	Unit Value	Extended Value
ING Global Real Estate Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	9,622.431	$ 13.60	$ 130,865
Band 10	31,910.219	13.58	433,341
Band 11	2,743.537	13.57	37,230
Band 12	1,079.677	13.57	14,651
Band 13	1,751.327	13.56	23,748
Band 14	21,258.394	13.55	288,051
Band 15	8,666.063	13.55	117,425
Band 17	5,105.046	13.53	69,071
Band 20	21,728.006	13.56	294,632
Band 46	29,413.348	13.53	397,963
	133,278.048		$ 1,806,977
ING Global Resources Portfolio - Service Class			
Currently payable annuity contracts	836.339	$ 38.63	$ 32,311
Contracts in accumulation period:			
Band 1	21,089.401	40.06	844,841
Band 2	138,494.952	38.63	5,350,060
Band 3	11,114.280	36.25	402,893
Band 4	51,317.628	36.98	1,897,726
Band 5	57,588.728	36.60	2,107,747
Band 6	1,643,710.237	35.99	59,157,131
Band 7	1,625,831.348	35.61	57,895,854
Band 8	1,344,496.465	35.02	47,084,266
Band 9	168,109.868	34.66	5,826,688
Band 10	1,627,378.778	34.34	55,884,187
Band 11	1,107,524.295	34.03	37,689,052
Band 12	330,955.665	33.72	11,159,825
Band 13	1,187,539.780	33.42	39,687,579
Band 14	2,238,112.754	32.81	73,432,479
Band 15	524,481.771	32.51	17,050,902
Band 16	87,178.202	31.93	2,783,600
Band 17	1,609,562.696	31.64	50,926,564
Band 18	36,351.621	31.35	1,139,623
Band 19	99,890.989	30.78	3,074,645
Band 20	668,717.704	33.11	22,141,243
Band 21	116,076.741	32.22	3,739,993
Band 25	60,893.621	39.35	2,396,164
Band 26	59,313.784	16.14	957,324
Band 27	13,542.412	16.06	217,491
Band 28	19,308.695	16.02	309,325
Band 29	334,613.047	16.01	5,357,155
Band 30	70,002.297	15.92	1,114,437
Band 31	47,838.018	15.88	759,668

Division/Contract	Units	Unit Value	Extended Value
ING Global Resources Portfolio - Service Class (continued)			
Band 32	2,713.732	$ 15.80	$ 42,877
Band 33	787.178	15.75	12,398
Band 34	3,489.803	15.71	54,825
Band 38	10,111.639	11.51	116,385
Band 41	37,624.831	15.93	599,364
Band 42	8,822.962	15.87	140,020
Band 43	54,351.387	15.83	860,382
Band 44	186.741	15.73	2,937
Band 45	25,248.169	15.69	396,144
Band 46	916,949.255	16.58	15,203,019
Band 47	123,970.101	16.53	2,049,226
Band 49	177.713	11.50	2,044
Band 50	509.852	11.49	5,858
Band 51	900.396	11.47	10,328
Band 53	946.769	11.49	10,878
	16,488,662.644		$ 529,927,458
ING Global Resources Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	314,522.529	$ 25.03	$ 7,872,499
Band 7	1,425.201	24.97	35,587
Band 10	179,202.692	24.76	4,437,059
Band 11	3,657.640	24.70	90,344
Band 12	51,520.788	24.65	1,269,987
Band 13	1,317.721	16.67	21,966
Band 14	69,521.874	16.94	1,177,701
Band 15	178,807.323	16.92	3,025,420
Band 17	87,398.412	16.85	1,472,663
Band 20	395,414.903	24.54	9,703,482
Band 46	162,233.238	16.53	2,681,715
	1,445,022.321		$ 31,788,423

Division/Contract	Units	Unit Value	Extended Value
ING Global Technology Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	1,843.161	$ 7.87	$ 14,506
Band 4	46,760.112	7.76	362,858
Band 5	21,015.318	7.73	162,448
Band 6	1,231,093.386	7.69	9,467,108
Band 7	1,384,535.104	7.67	10,619,384
Band 8	397,007.808	7.62	3,025,199
Band 9	50,202.251	7.60	381,537
Band 10	1,169,220.563	7.58	8,862,692
Band 11	562,676.086	7.56	4,253,831
Band 12	265,190.568	7.54	1,999,537
Band 13	1,024,892.541	7.51	7,696,943
Band 14	1,731,422.067	7.47	12,933,723
Band 15	247,997.302	7.45	1,847,580
Band 16	93,435.707	7.41	692,359
Band 17	904,214.171	7.39	6,682,143
Band 18	50,777.433	7.36	373,722
Band 19	72,744.003	7.32	532,486
Band 20	669,398.048	7.49	5,013,791
Band 21	104,831.837	7.43	778,901
Band 25	8,663.943	7.91	68,532
Band 26	6,669.147	12.40	82,697
Band 27	682.475	12.33	8,415
Band 29	119,287.718	12.29	1,466,046
Band 30	5,078.607	12.23	62,111
Band 31	3,218.803	12.20	39,269
Band 32	504.902	12.14	6,130
Band 38	88.715	11.19	993
Band 41	12,715.544	12.23	155,511
Band 43	12,177.106	12.16	148,074
Band 45	9,796.152	12.05	118,044
Band 46	213,441.456	10.86	2,317,974
Band 47	17,672.750	10.82	191,219
Band 51	921.256	11.24	10,355
	10,440,176.040		$ 80,376,118
ING Global Technology Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	119,806.998	$ 17.14	$ 2,053,492
Band 10	57,340.379	16.96	972,493
Band 11	348.501	16.92	5,897
Band 12	32,168.491	16.88	543,004
Band 14	5,177.170	11.95	61,867
Band 15	57,415.247	11.94	685,538
Band 17	25,548.642	11.89	303,773
Band 20	108,254.146	16.81	1,819,752
Band 46	35,533.330	10.83	384,826
	441,592.904		$ 6,830,642

Division/Contract	Units	Unit Value	Extended Value
ING International Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	10,762.503	$ 14.42	$ 155,195
Band 3	1,261.631	13.88	17,511
Band 4	8,530.998	14.03	119,690
Band 5	60,305.819	13.96	841,869
Band 6	2,205,184.592	13.71	30,233,081
Band 7	1,462,464.227	13.73	20,079,634
Band 8	978,944.070	13.58	13,294,060
Band 9	357,776.830	13.51	4,833,565
Band 10	405,059.180	13.44	5,443,995
Band 11	2,326,127.147	13.36	31,077,059
Band 12	269,455.452	13.29	3,581,063
Band 13	977,873.806	13.22	12,927,492
Band 14	1,441,358.164	13.07	18,838,551
Band 15	27,928.439	13.00	363,070
Band 16	20,129.555	12.86	258,866
Band 17	396,565.820	12.79	5,072,077
Band 18	25,798.058	12.72	328,151
Band 19	52,164.637	12.58	656,231
Band 20	420,497.586	13.15	5,529,543
Band 21	95,585.004	12.93	1,235,914
Band 25	33,669.968	14.58	490,908
Band 46	35,532.531	13.29	472,227
Band 47	10,223.046	13.25	135,455
	11,623,199.063		$ 155,985,207
ING International Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	112,138.228	$ 18.66	$ 2,092,499
Band 8	584.885	18.53	10,838
Band 10	56,733.465	18.45	1,046,732
Band 12	97,560.670	18.37	1,792,190
Band 14	14,058.255	14.69	206,516
Band 15	8,166.644	14.67	119,805
Band 17	38,233.242	14.60	558,205
Band 20	242,089.102	18.29	4,427,810
Band 46	14,812.703	13.25	196,268
	584,377.194		$ 10,450,863

Division/Contract	Units	Unit Value	Extended Value
ING Janus Contrarian Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	5,876.432	$ 14.76	$ 86,736
Band 3	1,206.212	14.44	17,418
Band 4	30,816.811	14.53	447,768
Band 5	66,458.266	14.49	962,980
Band 6	1,175,746.458	14.40	16,930,749
Band 7	1,296,394.867	14.35	18,603,266
Band 8	731,177.774	14.26	10,426,595
Band 9	160,821.388	14.21	2,285,272
Band 10	945,962.860	14.17	13,404,294
Band 11	587,006.142	14.12	8,288,527
Band 12	250,701.089	14.08	3,529,871
Band 13	920,095.219	14.04	12,918,137
Band 14	1,609,123.821	13.95	22,447,277
Band 15	352,302.601	13.90	4,897,006
Band 16	60,127.692	13.81	830,363
Band 17	854,960.044	13.77	11,772,800
Band 18	67,399.678	13.73	925,398
Band 19	41,525.046	13.64	566,402
Band 20	466,816.310	13.99	6,530,760
Band 21	77,005.279	13.86	1,067,293
Band 25	8,575.124	14.86	127,426
Band 26	22,451.535	16.07	360,796
Band 27	24,458.371	15.94	389,866
Band 28	1,145.341	15.88	18,188
Band 29	132,884.848	15.86	2,107,554
Band 30	28,062.990	15.73	441,431
Band 31	6,520.660	15.66	102,114
Band 32	2,757.553	15.54	42,852
Band 33	928.974	15.46	14,362
Band 34	1,463.292	15.39	22,520
Band 38	3,105.455	12.06	37,452
Band 41	3,147.581	15.73	49,511
Band 42	6,626.703	15.65	103,708
Band 43	70,404.329	15.58	1,096,899
Band 44	126.390	15.43	1,950
Band 45	10,600.217	15.16	160,699
Band 46	479,372.282	13.95	6,687,243
Band 47	56,727.616	13.90	788,514
Band 50	17,335.050	11.99	207,847
	10,578,218.300		$ 149,699,844

Division/Contract	Units	Unit Value	Extended Value
ING Janus Contrarian Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	46,734.845	$ 22.67	$ 1,059,479
Band 10	78,725.136	22.43	1,765,805
Band 11	1,018.909	22.38	22,803
Band 12	21,247.324	22.33	474,453
Band 14	24,909.852	15.46	385,106
Band 15	36,228.733	15.44	559,372
Band 17	11,480.939	15.37	176,462
Band 20	85,646.553	22.23	1,903,923
Band 46	63,891.245	13.90	888,088
	369,883.536		$ 7,235,491
ING JPMorgan Emerging Markets Equity			
Portfolio - Adviser Class			
Contracts in accumulation period:			
Band 6	274,572.643	$ 28.83	$ 7,915,929
Band 7	7,694.839	28.77	221,381
Band 10	193,228.223	28.52	5,510,869
Band 11	6,234.202	28.46	177,425
Band 12	47,055.818	28.40	1,336,385
Band 13	8,383.666	18.73	157,026
Band 14	81,175.523	19.53	1,585,358
Band 15	254,511.639	19.50	4,962,977
Band 17	67,629.049	19.42	1,313,356
Band 20	299,799.988	28.27	8,475,346
Band 46	195,263.832	18.58	3,628,002
	1,435,549.422		$ 35,284,054

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Emerging Markets Equity			
Portfolio - Service Class			
Currently payable annuity contracts	1,411.219	$ 19.30	$ 27,243
Contracts in accumulation period:			
Band 1	7,702.095	19.65	151,346
Band 2	222,178.947	19.30	4,288,054
Band 3	12,602.474	18.71	235,792
Band 4	154,812.350	18.88	2,922,857
Band 5	185,189.376	18.79	3,479,708
Band 6	3,740,815.948	18.63	69,691,401
Band 7	3,196,021.387	18.54	59,254,237
Band 8	2,464,480.965	18.38	45,297,160
Band 9	460,882.204	18.29	8,429,536
Band 10	2,809,975.019	18.21	51,169,645
Band 11	1,680,117.135	18.13	30,460,524
Band 12	526,428.612	18.05	9,502,036
Band 13	2,182,853.678	17.97	39,225,881
Band 14	3,297,523.615	17.81	58,728,896
Band 15	1,004,530.280	17.73	17,810,322
Band 16	116,406.133	17.57	2,045,256
Band 17	2,347,678.509	17.49	41,060,897
Band 18	58,067.101	17.41	1,010,948
Band 19	197,733.366	17.25	3,410,901
Band 20	1,160,226.798	17.89	20,756,457
Band 21	133,347.287	17.65	2,353,580
Band 25	33,971.358	19.48	661,762
Band 26	102,808.732	18.52	1,904,018
Band 27	9,396.909	18.43	173,185
Band 28	30,591.241	18.38	562,267
Band 29	226,410.709	18.36	4,156,901
Band 30	57,078.772	18.27	1,042,829
Band 31	30,698.051	18.22	559,318
Band 32	6,942.101	18.13	125,860
Band 33	814.857	18.07	14,724
Band 34	1,665.421	18.02	30,011
Band 38	4,743.062	13.29	63,035
Band 41	45,804.015	18.27	836,839
Band 42	5,654.467	18.21	102,968
Band 43	70,921.655	18.16	1,287,937
Band 44	1,286.073	18.05	23,214
Band 45	10,890.132	18.00	196,022
Band 46	946,130.594	18.63	17,626,413
Band 47	112,578.263	18.58	2,091,704
Band 50	8,140.073	13.31	108,344
	27,667,510.983		$ 502,880,028

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Small Cap Core Equity			
Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	1,007.629	$ 15.59	$ 15,709
Band 2	7,200.720	15.44	111,179
Band 3	3,102.554	15.19	47,128
Band 4	86,446.840	15.26	1,319,179
Band 5	51,710.624	15.23	787,553
Band 6	2,000,101.141	15.16	30,321,533
Band 7	1,843,556.652	15.12	27,874,577
Band 8	732,569.915	15.05	11,025,177
Band 9	252,648.005	15.01	3,792,247
Band 10	2,128,458.652	14.98	31,884,311
Band 11	672,346.436	14.94	10,044,856
Band 12	289,125.944	14.91	4,310,868
Band 13	1,290,727.338	14.87	19,193,116
Band 14	1,995,936.940	14.80	29,539,867
Band 15	615,364.651	14.77	9,088,936
Band 16	84,780.997	14.70	1,246,281
Band 17	1,193,062.058	14.66	17,490,290
Band 18	27,264.595	14.63	398,881
Band 19	129,949.211	14.56	1,892,061
Band 20	743,578.144	14.84	11,034,700
Band 21	202,980.610	14.73	2,989,904
Band 25	40,755.107	15.52	632,519
Band 26	122,935.154	15.48	1,903,036
Band 27	58,060.674	15.26	886,006
Band 28	14,363.279	15.15	217,604
Band 29	134,372.746	15.12	2,031,716
Band 30	51,517.768	14.91	768,130
Band 31	70,056.195	14.80	1,036,832
Band 32	10,791.321	14.60	157,553
Band 33	3,414.356	14.46	49,372
Band 34	3,982.772	14.36	57,193
Band 38	939.243	11.19	10,510
Band 41	33,187.580	15.92	528,346
Band 42	14,778.976	15.81	233,656
Band 43	116,051.548	15.73	1,825,491
Band 44	9,648.266	13.66	131,795
Band 45	14,652.219	13.42	196,633
Band 46	1,129,875.186	11.83	13,366,423
Band 47	91,490.875	11.80	1,079,592
Band 51	995.318	11.18	11,128
	16,273,788.239		$ 239,531,888

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Small Cap Core Equity			
Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	624,329.019	$ 18.21	$ 11,369,031
Band 7	905.642	18.17	16,456
Band 10	419,870.677	18.02	7,566,070
Band 11	21,150.428	17.98	380,285
Band 12	159,849.143	17.94	2,867,694
Band 13	5,717.848	11.89	67,985
Band 14	141,731.077	13.87	1,965,810
Band 15	380,068.614	13.85	5,263,950
Band 17	259,764.022	13.79	3,582,146
Band 20	926,856.981	17.86	16,553,666
Band 46	379,996.546	11.79	4,480,159
	3,320,239.997		$ 54,113,252
ING JPMorgan Value Opportunities Portfolio - Service Class			
Contracts in accumulation period:			
Band 4	99,216.160	$ 12.62	$ 1,252,108
Band 5	1,713.127	12.61	21,603
Band 6	342,278.812	12.59	4,309,290
Band 7	223,815.820	12.58	2,815,603
Band 8	141,013.820	12.56	1,771,134
Band 9	247,988.396	12.55	3,112,254
Band 10	871,358.881	12.54	10,926,840
Band 11	190,003.403	12.53	2,380,743
Band 12	34,619.300	12.52	433,434
Band 13	373,189.423	12.51	4,668,600
Band 14	275,906.808	12.49	3,446,076
Band 15	239,376.806	12.48	2,987,423
Band 16	10,116.069	12.45	125,945
Band 17	156,724.232	12.44	1,949,649
Band 18	3,258.938	12.43	40,509
Band 19	26,863.159	12.41	333,372
Band 20	201,852.227	12.50	2,523,153
Band 21	76,297.944	12.47	951,435
Band 26	362,665.351	12.69	4,602,223
Band 27	178,987.719	12.62	2,258,825
Band 28	55,583.790	12.59	699,800
Band 29	538,751.666	12.58	6,777,496
Band 30	347,897.407	12.52	4,355,676
Band 31	216,347.410	12.49	2,702,179
Band 32	23,373.498	12.42	290,299
Band 33	23,357.847	12.38	289,170
Band 34	18,625.673	12.35	230,027
Band 41	40,927.578	12.52	512,413
Band 42	10,999.909	12.48	137,279
Band 43	60,962.131	12.45	758,979
Band 44	12,884.765	12.37	159,385
Band 45	14,701.081	12.34	181,411
Band 46	120,561.884	12.42	1,497,379
Band 47	35,103.766	12.39	434,936

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Value Opportunities			
Portfolio - Service Class (continued)			
Band 51	1,949.224	$ 11.65	$ 22,708
	5,579,274.024		$ 69,959,356
ING JPMorgan Value Opportunities			
Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	29,572.881	$ 12.57	$ 371,731
Band 10	31,344.686	12.52	392,435
Band 12	288.978	12.50	3,612
Band 14	9,757.988	12.46	121,585
Band 15	29,875.838	12.45	371,954
Band 17	1,490.202	12.42	18,508
Band 20	22,280.398	12.47	277,837
Band 46	12,300.015	12.40	152,520
	136,910.986		$ 1,710,182
ING Julius Baer Foreign Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	1,371.763	$ 18.44	$ 25,295
Band 2	13,823.727	18.26	252,421
Band 4	130,115.454	18.05	2,348,584
Band 5	96,348.963	18.01	1,735,245
Band 6	4,314,295.062	17.92	77,312,168
Band 7	3,245,283.083	17.88	58,025,662
Band 8	1,962,261.734	17.80	34,928,259
Band 9	423,970.714	17.75	7,525,480
Band 10	5,453,419.602	17.71	96,580,061
Band 11	1,552,873.679	17.67	27,439,278
Band 12	494,599.900	17.63	8,719,796
Band 13	2,459,104.429	17.59	43,255,647
Band 14	4,762,331.214	17.50	83,340,796
Band 15	1,466,038.359	17.46	25,597,030
Band 16	172,159.860	17.38	2,992,138
Band 17	3,449,510.547	17.34	59,814,513
Band 18	73,699.257	17.30	1,274,997
Band 19	325,582.604	17.22	5,606,532
Band 20	1,790,936.353	17.55	31,430,933
Band 21	333,740.551	17.42	5,813,760
Band 25	65,451.860	18.35	1,201,042
Band 26	317,079.247	18.31	5,805,721
Band 27	72,924.606	18.05	1,316,289
Band 28	58,300.143	17.92	1,044,739
Band 29	526,369.257	17.88	9,411,482
Band 30	108,820.832	17.63	1,918,511
Band 31	73,999.977	17.50	1,295,000
Band 32	7,654.033	17.26	132,109
Band 33	8,326.985	17.10	142,391
Band 34	11,643.837	16.98	197,712
Band 38	16,272.119	12.21	198,683
Band 41	45,231.972	19.50	882,023

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Julius Baer Foreign Portfolio - Service Class (continued)			
Band 42	19,566.331	$ 19.37	$ 379,000
Band 43	133,276.961	19.27	2,568,247
Band 44	20,768.847	16.43	341,232
Band 45	22,096.036	16.18	357,514
Band 46	1,696,252.388	14.93	25,325,048
Band 47	266,918.914	14.88	3,971,753
Band 50	17,078.902	12.20	208,363
Band 51	855.281	12.18	10,417
Band 54	1,800.614	12.19	21,949
	36,012,155.997		$ 630,747,820
ING Julius Baer Foreign Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	616,465.728	$ 21.13	$ 13,025,921
Band 7	13,361.120	21.08	281,652
Band 10	534,991.682	20.90	11,181,326
Band 11	9,210.004	20.85	192,029
Band 12	102,633.966	20.81	2,135,813
Band 13	5,806.811	15.01	87,160
Band 14	127,590.175	16.43	2,096,307
Band 15	477,694.943	16.40	7,834,197
Band 17	207,321.814	16.33	3,385,565
Band 20	781,895.092	20.72	16,200,866
Band 46	541,731.448	14.88	8,060,964
	3,418,702.783		$ 64,481,800
ING Legg Mason Partners All Cap Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	32,664.032	$ 15.35	$ 501,393
Band 3	3,422.906	14.97	51,241
Band 4	52,957.497	15.08	798,599
Band 5	252,854.900	15.03	3,800,409
Band 6	2,689,281.489	14.92	40,124,080
Band 7	3,879,563.482	14.87	57,689,109
Band 8	937,246.559	14.77	13,843,132
Band 9	533,227.526	14.72	7,849,109
Band 10	1,947,470.365	14.66	28,549,916
Band 11	2,243,330.511	14.61	32,775,059
Band 12	1,100,674.215	14.56	16,025,817
Band 13	2,774,191.638	14.51	40,253,521
Band 14	4,867,818.409	14.41	70,145,263
Band 15	191,728.484	14.36	2,753,221
Band 16	91,552.187	14.26	1,305,534
Band 17	1,467,015.814	14.21	20,846,295
Band 18	114,220.525	14.16	1,617,363
Band 19	320,500.533	14.06	4,506,237
Band 20	1,108,539.595	14.46	16,029,483
Band 21	287,979.168	14.31	4,120,982
Band 25	56,309.065	15.45	869,975
Band 26	16,694.072	14.43	240,895

Division/Contract	Units	Unit Value	Extended Value
ING Legg Mason Partners All Cap			
Portfolio - Service Class (continued)			
Band 27	5,490.003	$ 14.29	$ 78,452
Band 28	10,199.888	14.21	144,940
Band 29	44,696.776	14.19	634,247
Band 30	25,085.492	14.05	352,451
Band 31	26,032.452	13.97	363,673
Band 32	1,552.649	13.84	21,489
Band 33	4,305.768	13.74	59,161
Band 34	3,219.192	13.67	44,006
Band 41	2,099.911	14.05	29,504
Band 42	2,799.355	13.96	39,079
Band 43	20,186.484	13.88	280,188
Band 44	1,787.675	12.34	22,060
Band 45	1,694.949	12.14	20,577
Band 46	189,885.651	11.96	2,271,032
Band 47	91,015.582	11.93	1,085,816
Band 50	1,979.695	11.47	22,707
	25,401,274.494		$ 370,166,015
ING Legg Mason Partners All Cap Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	282,648.132	$ 16.54	$ 4,675,000
Band 7	3,222.672	16.50	53,174
Band 10	259,194.610	16.36	4,240,424
Band 11	3,109.689	16.32	50,750
Band 12	117,632.652	16.29	1,916,236
Band 13	6,813.022	12.02	81,893
Band 14	58,099.708	12.21	709,397
Band 15	233,712.318	12.19	2,848,953
Band 17	144,663.337	12.14	1,756,213
Band 20	487,963.888	16.22	7,914,774
Band 46	185,751.944	11.92	2,214,163
	1,782,811.972		$ 26,460,977

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Legg Mason Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	21,465.962	$ 10.76	$ 230,974
Band 4	197,123.075	10.60	2,089,505
Band 5	271,870.201	10.56	2,870,949
Band 6	4,400,358.415	10.50	46,203,763
Band 7	4,350,810.473	10.46	45,509,478
Band 8	2,296,659.357	10.40	23,885,257
Band 9	711,637.568	10.36	7,372,565
Band 10	4,807,400.167	10.33	49,660,444
Band 11	2,019,044.243	10.30	20,796,156
Band 12	1,456,823.670	10.27	14,961,579
Band 13	3,874,898.877	10.23	39,640,216
Band 14	4,933,622.755	10.17	50,174,943
Band 15	1,411,264.890	10.14	14,310,226
Band 16	228,954.588	10.07	2,305,573
Band 17	3,531,929.370	10.04	35,460,571
Band 18	114,437.439	10.01	1,145,519
Band 19	329,879.171	9.94	3,278,999
Band 20	1,858,703.387	10.20	18,958,775
Band 21	560,443.343	10.10	5,660,478
Band 25	60,944.053	10.83	660,024
Band 26	415,559.339	10.80	4,488,041
Band 27	85,546.179	10.60	906,789
Band 28	48,161.607	10.50	505,697
Band 29	488,296.624	10.46	5,107,583
Band 30	115,589.598	10.26	1,185,949
Band 31	91,576.595	10.17	931,334
Band 32	8,567.763	9.98	85,506
Band 33	5,508.068	9.86	54,310
Band 34	17,556.214	9.76	171,349
Band 35	33,853.905	12.22	413,695
Band 36	9,681.319	12.17	117,822
Band 37	15,696.015	10.70	167,947
Band 38	15,581.899	12.16	189,476
Band 39	2,591.309	12.12	31,407
Band 41	88,638.755	13.19	1,169,145
Band 42	16,219.534	13.10	212,476
Band 43	106,455.194	13.03	1,387,111
Band 44	3,848.424	12.04	46,335
Band 45	25,370.161	11.91	302,159
Band 46	1,369,553.576	11.11	15,215,740
Band 47	174,893.117	11.08	1,937,816
Band 54	937.493	11.35	10,641
	40,577,953.692		$ 419,814,322

Division/Contract	Units	Unit Value	Extended Value
ING Legg Mason Value Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	446,295.520	$ 14.38	$ 6,417,730
Band 7	16,119.056	14.34	231,147
Band 10	368,988.134	14.22	5,247,011
Band 11	1,759.736	14.19	24,971
Band 12	118,788.390	14.16	1,682,044
Band 14	86,559.479	12.09	1,046,504
Band 15	291,368.452	12.07	3,516,817
Band 17	148,438.923	12.02	1,784,236
Band 20	470,335.355	14.10	6,631,729
Band 46	308,014.527	11.08	3,412,801
	2,256,667.572		$ 29,994,990
ING LifeStyle Aggressive Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 4	222,821.621	$ 14.00	$ 3,119,503
Band 5	25,754.482	13.98	360,048
Band 6	10,107,487.760	13.94	140,898,379
Band 7	4,583,317.182	13.92	63,799,775
Band 8	9,187,881.195	13.88	127,527,791
Band 9	836,227.188	13.87	11,598,471
Band 10	9,934,631.172	13.85	137,594,642
Band 11	2,599,573.983	13.83	35,952,108
Band 12	272,350.702	13.81	3,761,163
Band 13	6,174,953.672	13.79	85,152,611
Band 14	7,687,181.080	13.75	105,698,740
Band 15	6,374,257.281	13.74	87,582,295
Band 16	605,156.039	13.70	8,290,638
Band 17	12,688,089.990	13.68	173,573,071
Band 18	22,189.707	13.66	303,111
Band 19	574,261.681	13.62	7,821,444
Band 20	3,216,278.972	13.77	44,288,161
Band 21	511,992.935	13.72	7,024,543
Band 26	215,900.491	14.11	3,046,356
Band 27	66,045.891	14.00	924,642
Band 28	23,676.184	13.94	330,046
Band 29	181,164.407	13.92	2,521,809
Band 30	118,289.401	13.81	1,633,577
Band 31	119,655.277	13.75	1,645,260
Band 32	3,284.151	13.65	44,829
Band 33	791.554	13.57	10,741
Band 34	4,885.283	13.52	66,049
Band 38	20,838.397	11.48	239,225
Band 41	70,886.610	13.81	978,944
Band 42	8,062.794	13.74	110,783
Band 43	466,827.764	13.68	6,386,204
Band 44	3,101.488	13.55	42,025
Band 45	39,216.774	13.49	529,034
Band 46	4,945,534.498	12.52	61,918,092
Band 47	871,700.841	12.48	10,878,826
Band 49	18,177.849	11.49	208,863
	82,802,446.296		$ 1,135,861,799

Division/Contract	Units	Unit Value	Extended Value
ING LifeStyle Aggressive Growth Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	46,759.719	$ 14.09	$ 658,844
Band 10	36,528.257	14.03	512,491
Band 12	8,699.063	14.01	121,874
Band 14	2,265.062	13.97	31,643
Band 15	12,752.780	13.96	178,029
Band 20	65,859.061	13.98	920,710
Band 46	7,680.441	13.90	106,758
	180,544.383		$ 2,530,349
ING LifeStyle Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	42,928.326	$ 13.51	$ 579,962
Band 4	1,252,539.894	13.42	16,809,085
Band 5	110,788.547	13.40	1,484,567
Band 6	27,875,283.900	13.36	372,413,793
Band 7	8,921,725.598	13.34	119,015,819
Band 8	17,833,901.350	13.31	237,369,227
Band 9	2,787,524.924	13.29	37,046,206
Band 10	31,408,571.980	13.27	416,791,750
Band 11	3,795,280.656	13.25	50,287,469
Band 12	1,188,021.748	13.24	15,729,408
Band 13	12,345,057.920	13.22	163,201,666
Band 14	21,451,997.110	13.18	282,737,322
Band 15	17,476,491.320	13.16	229,990,626
Band 16	1,849,997.543	13.13	24,290,468
Band 17	23,287,531.170	13.11	305,299,534
Band 18	29,510.352	13.09	386,291
Band 19	1,566,894.985	13.06	20,463,649
Band 20	9,458,634.139	13.20	124,853,971
Band 21	1,690,479.908	13.15	22,229,811
Band 26	789,026.555	13.52	10,667,639
Band 27	196,042.215	13.41	2,628,926
Band 28	59,998.517	13.36	801,580
Band 29	871,300.523	13.34	11,623,149
Band 30	406,448.955	13.23	5,377,320
Band 31	128,398.798	13.18	1,692,296
Band 32	62,962.187	13.08	823,545
Band 33	45,571.295	13.01	592,883
Band 34	9,454.325	12.95	122,434
Band 38	68,722.606	11.28	775,191
Band 41	331,459.087	13.24	4,388,518
Band 42	109,334.886	13.17	1,439,940
Band 43	1,008,675.629	13.11	13,223,737
Band 44	123,789.490	12.99	1,608,025
Band 45	102,844.798	12.93	1,329,783
Band 46	16,022,701.940	12.07	193,394,012
Band 47	2,249,917.528	12.04	27,089,007
Band 49	40,931.276	11.28	461,705
Band 50	37,919.646	11.27	427,354
Band 51	12,495.971	11.25	140,580
	207,051,157.597		$ 2,719,588,248

Division/Contract	Units	Unit Value	Extended Value
ING LifeStyle Growth Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	115,457.701	$ 13.46	$ 1,554,061
Band 10	193,036.904	13.40	2,586,695
Band 11	1,192.009	13.39	15,961
Band 12	6,854.277	13.38	91,710
Band 14	18,335.376	13.34	244,594
Band 15	75,520.125	13.33	1,006,683
Band 17	32,659.776	13.30	434,375
Band 20	23,238.191	13.35	310,230
Band 46	154,312.188	13.27	2,047,723
	620,606.547		$ 8,292,032
ING LifeStyle Moderate Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	71,419.549	$ 12.93	$ 923,455
Band 4	1,502,679.409	12.85	19,309,430
Band 5	182,563.882	12.83	2,342,295
Band 6	21,959,884.010	12.79	280,866,916
Band 7	6,865,387.868	12.78	87,739,657
Band 8	13,335,880.140	12.74	169,899,113
Band 9	4,771,367.230	12.73	60,739,505
Band 10	25,974,401.860	12.71	330,134,648
Band 11	4,693,410.850	12.69	59,559,384
Band 12	666,780.527	12.67	8,448,109
Band 13	9,275,209.070	12.66	117,424,147
Band 14	16,956,528.140	12.62	213,991,385
Band 15	11,998,065.150	12.61	151,295,602
Band 16	1,255,337.214	12.57	15,779,589
Band 17	18,321,116.840	12.55	229,930,016
Band 18	52,849.404	12.54	662,732
Band 19	1,293,973.148	12.50	16,174,664
Band 20	6,709,537.098	12.64	84,808,549
Band 21	2,060,345.141	12.59	25,939,745
Band 26	643,186.137	12.95	8,329,260
Band 27	287,549.311	12.85	3,695,009
Band 28	77,379.426	12.79	989,683
Band 29	1,396,834.815	12.78	17,851,549
Band 30	489,481.292	12.67	6,201,728
Band 31	203,294.765	12.62	2,565,580
Band 32	16,579.478	12.52	207,575
Band 33	41,243.388	12.46	513,893
Band 34	31,769.973	12.40	393,948
Band 38	50,602.267	11.12	562,697
Band 41	432,642.414	12.68	5,485,906
Band 42	105,793.365	12.61	1,334,054
Band 43	1,562,529.704	12.56	19,625,373
Band 44	104,755.661	12.43	1,302,113

Division/Contract	Units	Unit Value	Extended Value
ING LifeStyle Moderate Growth			
Portfolio - Service Class (continued)			
Band 45	344,258.141	$ 12.38	$ 4,261,916
Band 46	12,957,060.930	11.69	151,468,042
Band 47	2,647,766.609	11.65	30,846,481
Band 49	9,178.751	11.13	102,159
Band 50	12,443.771	11.11	138,250
Band 51	902.001	11.09	10,003
	169,361,988.729		$ 2,131,854,160
ING LifeStyle Moderate Growth Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	76,430.200	$ 12.83	$ 980,599
Band 10	68,184.648	12.77	870,718
Band 12	8,153.806	12.75	103,961
Band 14	49,898.800	12.72	634,713
Band 15	54,581.356	12.71	693,729
Band 17	3,423.974	12.68	43,416
Band 20	29,519.178	12.73	375,779
Band 46	116,782.902	12.66	1,478,472
	406,974.864		$ 5,181,387
ING LifeStyle Moderate Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	26,509.873	$ 12.49	$ 331,108
Band 4	705,472.753	12.41	8,754,917
Band 5	96,138.889	12.39	1,191,161
Band 6	9,923,196.105	12.36	122,650,704
Band 7	3,816,009.019	12.34	47,089,551
Band 8	4,659,178.257	12.31	57,354,484
Band 9	2,557,346.670	12.29	31,429,791
Band 10	9,006,543.852	12.27	110,510,293
Band 11	2,358,445.684	12.26	28,914,544
Band 12	699,131.197	12.24	8,557,366
Band 13	4,972,213.827	12.22	60,760,453
Band 14	7,729,651.773	12.19	94,224,455
Band 15	4,344,197.560	12.17	52,868,884
Band 16	606,287.413	12.14	7,360,329
Band 17	7,999,873.071	12.13	97,038,460
Band 18	84,218.821	12.11	1,019,890
Band 19	585,101.781	12.08	7,068,030
Band 20	2,863,964.859	12.21	34,969,011
Band 21	1,018,596.903	12.16	12,386,138
Band 26	481,270.238	12.51	6,020,691
Band 27	161,777.657	12.41	2,007,661
Band 28	59,784.795	12.36	738,940
Band 29	889,522.980	12.34	10,976,714
Band 30	548,309.221	12.24	6,711,305
Band 31	152,623.459	12.19	1,860,480
Band 32	15,143.388	12.10	183,235
Band 33	41,517.542	12.03	499,456

Division/Contract	Units	Unit Value	Extended Value
ING LifeStyle Moderate Portfolio - Service Class (continued)			
Band 34	63,228.343	$ 11.98	$ 757,476
Band 38	6,481.876	10.96	71,041
Band 41	195,433.010	12.24	2,392,100
Band 42	146,939.909	12.18	1,789,728
Band 43	1,040,107.540	12.13	12,616,504
Band 44	58,138.964	12.01	698,249
Band 45	158,766.723	11.96	1,898,850
Band 46	5,000,343.252	11.38	56,903,906
Band 47	1,103,587.333	11.35	12,525,716
Band 49	46,585.168	10.97	511,039
Band 51	19,674.468	10.93	215,042
	74,241,314.173		$ 903,857,702
ING LifeStyle Moderate Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	80,235.529	$ 12.36	$ 991,711
Band 10	68,286.386	12.31	840,605
Band 12	164,020.145	12.29	2,015,808
Band 15	51,634.602	12.25	632,524
Band 20	167,495.416	12.27	2,055,169
Band 46	97,022.635	12.20	1,183,676
	628,694.713		$ 7,719,493
ING Limited Maturity Bond Portfolio - Service Class			
Currently payable annuity contracts	1,390.633	$23.31 to $22.48	$ 31,330
Contracts in accumulation period:			
Band 1	8,991.435	23.31	209,590
Band 2	360,087.733	22.48	8,094,772
Band 3	2,207.933	21.10	46,587
Band 4	116,241.457	21.54	2,503,841
Band 5	133,253.759	21.28	2,835,640
Band 6	1,891,472.645	20.96	39,645,267
Band 7	1,704,928.426	20.71	35,309,068
Band 8	949,165.180	20.40	19,362,970
Band 9	238,553.443	20.15	4,806,852
Band 10	460,569.487	19.97	9,197,573
Band 11	1,613,601.879	19.82	31,981,589
Band 12	374,383.882	19.61	7,341,668
Band 13	1,180,647.227	19.43	22,939,976
Band 14	1,002,690.956	19.08	19,131,343
Band 16	19,810.853	18.60	368,482
Band 17	175,221.270	18.43	3,229,328
Band 18	14,226.484	18.26	259,776
Band 19	48,255.882	17.93	865,228
Band 20	259,083.849	19.29	4,997,727
Band 21	95,944.543	18.77	1,800,879
Band 24	1,262.122	24.63	31,086
Band 25	59,223.622	22.92	1,357,405
	10,711,214.700		$ 216,347,977

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Liquid Assets Portfolio - Service Class			
Currently payable annuity contracts	486.218	$ 17.59	$ 8,551
Contracts in accumulation period:			
Band 1	54,460.677	18.23	992,818
Band 2	273,934.897	17.59	4,818,515
Band 3	9,717.995	16.50	160,347
Band 4	930,465.512	16.83	15,659,735
Band 5	255,836.406	16.61	4,249,443
Band 6	6,031,181.243	16.38	98,790,749
Band 7	5,853,637.747	16.16	94,594,786
Band 8	3,712,286.368	15.94	59,173,845
Band 9	1,147,182.470	15.73	18,045,180
Band 10	3,439,887.221	15.58	53,593,443
Band 11	4,005,131.556	15.49	62,039,488
Band 12	726,595.752	15.30	11,116,915
Band 13	4,440,473.248	15.16	67,317,574
Band 14	4,840,451.702	14.89	72,074,326
Band 15	953,693.897	14.80	14,114,670
Band 16	283,010.434	14.53	4,112,142
Band 17	2,780,524.745	14.40	40,039,556
Band 18	63,765.498	14.27	909,934
Band 19	272,162.853	14.01	3,813,002
Band 20	953,644.549	15.08	14,380,960
Band 21	327,671.237	14.67	4,806,937
Band 25	71,204.147	17.91	1,275,266
Band 26	379,224.530	17.75	6,731,235
Band 27	168,542.848	16.81	2,833,205
Band 28	50,439.781	16.35	824,690
Band 29	834,228.291	16.21	13,522,841
Band 30	503,920.933	15.34	7,730,147
Band 31	423,630.216	14.93	6,324,799
Band 32	49,047.153	14.16	694,508
Band 33	10,685.728	13.66	145,967
Band 34	8,338.422	13.29	110,818
Band 35	153,119.926	18.40	2,817,407
Band 36	25,110.290	17.75	445,708
Band 37	12,196.858	17.28	210,762
Band 38	364,855.035	10.52	3,838,275
Band 39	24,130.239	10.45	252,161
Band 40	34,412.073	10.39	357,541
Band 41	107,570.744	10.26	1,103,676
Band 42	16,013.373	10.19	163,176
Band 43	343,154.719	10.14	3,479,589
Band 44	10,188.662	10.14	103,313
Band 45	15,307.655	10.10	154,607
Band 46	851,839.922	10.29	8,765,433
Band 47	328,676.652	10.26	3,372,222
Band 49	14,915.426	10.32	153,927
Band 51	5,561.219	10.15	56,446
	46,162,517.067		$ 710,280,635

Division/Contract	Units	Unit Value	Extended Value
ING Liquid Assets Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	325,724.668	$ 10.27	$ 3,345,192
Band 7	8,395.758	10.25	86,057
Band 8	210.646	10.20	2,149
Band 10	175,930.649	10.16	1,787,455
Band 11	52.213	10.13	529
Band 12	117,796.605	10.11	1,190,924
Band 13	6,931.775	10.34	71,675
Band 14	32,232.725	10.23	329,741
Band 15	186,370.107	10.22	1,904,702
Band 17	48,472.160	10.18	493,447
Band 20	526,227.541	10.07	5,299,111
Band 46	89,825.243	10.26	921,607
	1,518,170.090		$ 15,432,589
ING Lord Abbett Affiliated Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	4,057.157	$ 14.04	$ 56,962
Band 3	1,240.876	13.70	17,000
Band 4	42,732.570	13.80	589,709
Band 5	142,716.209	13.75	1,962,348
Band 6	1,352,565.084	13.65	18,462,513
Band 7	1,652,853.756	13.61	22,495,340
Band 8	556,217.243	13.51	7,514,495
Band 9	234,935.314	13.46	3,162,229
Band 10	1,291,222.107	13.42	17,328,201
Band 11	965,646.460	13.37	12,910,693
Band 12	414,368.130	13.32	5,519,383
Band 13	1,144,371.518	13.28	15,197,254
Band 14	1,816,666.379	13.18	23,943,663
Band 15	136,373.498	13.14	1,791,948
Band 16	37,665.586	13.05	491,536
Band 17	590,286.815	13.00	7,673,729
Band 18	33,279.433	12.95	430,969
Band 19	166,314.949	12.86	2,138,810
Band 20	483,440.841	13.23	6,395,922
Band 21	151,463.443	13.09	1,982,656
Band 25	32,946.126	14.14	465,858
Band 26	32,046.214	14.74	472,361
Band 27	3,225.847	14.60	47,097
Band 28	935.087	14.52	13,577
Band 29	42,534.217	14.50	616,746
Band 30	22,347.149	14.35	320,682
Band 31	25,180.574	14.28	359,579
Band 33	568.864	14.04	7,987
Band 34	1,689.495	13.97	23,602
Band 38	2,768.880	11.28	31,233

Division/Contract	Units	Unit Value	Extended Value
ING Lord Abbett Affiliated			
Portfolio - Service Class (continued)			
Band 41	5,301.197	$ 14.35	$ 76,072
Band 42	3,213.628	14.26	45,826
Band 43	12,508.092	14.19	177,490
Band 44	365.591	12.69	4,639
Band 45	23,826.154	12.53	298,542
Band 46	197,047.254	11.98	2,360,626
Band 47	24,767.480	11.94	295,724
Band 49	370.212	11.30	4,183
	11,650,059.429		$ 155,687,184
ING Lord Abbett Affiliated Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	41,995.950	$ 16.41	$ 689,154
Band 7	658.605	16.37	10,781
Band 10	55,038.198	16.23	893,270
Band 11	2,001.802	16.19	32,409
Band 12	9,554.780	16.16	154,405
Band 14	16,751.504	12.47	208,891
Band 15	15,054.611	12.45	187,430
Band 17	5,842.476	12.40	72,447
Band 20	64,657.183	16.09	1,040,334
Band 46	33,277.802	11.94	397,337
	244,832.911		$ 3,686,458
ING MarketPro Portfolio - Service Class			
Contracts in accumulation period:			
Band 4	9,651.334	$ 10.90	$ 105,200
Band 6	226,716.608	10.88	2,466,677
Band 7	11,034.056	10.88	120,051
Band 8	274,452.543	10.86	2,980,555
Band 9	1,784.294	10.86	19,377
Band 10	536,544.446	10.85	5,821,507
Band 11	62,778.541	10.85	681,147
Band 12	6,038.756	10.84	65,460
Band 13	159,388.079	10.83	1,726,173
Band 14	289,110.591	10.82	3,128,177
Band 15	145,815.710	10.82	1,577,726
Band 16	17,932.480	10.80	193,671
Band 17	214,552.981	10.80	2,317,172
Band 19	372.869	10.78	4,020
Band 20	2,200.229	10.83	23,828
Band 30	5,680.360	10.84	61,575
Band 43	16,473.310	10.80	177,912
Band 46	443,076.754	10.79	4,780,798
Band 47	1,697.842	10.77	18,286
Band 49	356,342.950	11.02	3,926,899
Band 55	3,834.274	10.97	42,062
	2,785,479.007		$ 30,238,273

Division/Contract	Units	Unit Value	Extended Value
ING MarketPro Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	188,480.030	$ 10.80	$ 2,035,584
Band 10	243,823.094	10.77	2,625,975
Band 12	12,503.286	10.75	134,410
Band 14	35,184.685	10.74	377,884
Band 15	142,893.414	10.73	1,533,246
Band 20	46,001.326	10.74	494,054
Band 46	142,827.577	10.70	1,528,255
	811,713.412		$ 8,729,408
ING MarketStyle Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 49	752,387.545	$ 11.29	$ 8,494,455
	752,387.545		$ 8,494,455
ING MarketStyle Moderate Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 49	784,660.675	$ 11.10	$ 8,709,733
	784,660.675		$ 8,709,733
ING MarketStyle Moderate Portfolio - Service Class			
Contracts in accumulation period:			
Band 49	194,277.127	$ 10.87	$ 2,111,792
	194,277.127		$ 2,111,792
ING Marsico Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	10,213.955	$ 18.10	$ 184,873
Band 2	189,635.446	17.71	3,358,444
Band 3	6,927.394	17.05	118,112
Band 4	279,094.643	17.24	4,811,592
Band 5	275,574.765	17.14	4,723,351
Band 6	7,262,968.614	16.96	123,179,948
Band 7	4,993,337.216	16.86	84,187,665
Band 8	4,590,396.697	16.68	76,567,817
Band 9	1,300,804.153	16.59	21,580,341
Band 10	2,969,761.032	16.50	49,001,057
Band 11	6,632,152.484	16.41	108,833,622
Band 12	1,188,362.004	16.32	19,394,068
Band 13	3,877,204.710	16.23	62,927,032
Band 14	4,926,377.682	16.06	79,117,626
Band 15	525,509.762	15.97	8,392,391
Band 16	87,500.781	15.79	1,381,637
Band 17	1,915,622.332	15.71	30,094,427
Band 18	115,587.865	15.62	1,805,482
Band 19	319,361.098	15.45	4,934,129
Band 20	1,389,648.381	16.14	22,428,925
Band 21	331,635.600	15.88	5,266,373
Band 24	808.234	18.69	15,106
Band 25	131,326.137	17.90	2,350,738

Division/Contract	Units	Unit Value	Extended Value
ING Marsico Growth Portfolio - Service Class (continued)			
Band 26	131,122.157	$ 12.61	$ 1,653,450
Band 27	7,006.975	12.51	87,657
Band 28	7,352.019	12.46	91,606
Band 29	82,175.015	12.44	1,022,257
Band 30	19,087.626	12.34	235,541
Band 31	12,343.835	12.29	151,706
Band 32	611.079	12.19	7,449
Band 33	1,744.940	12.13	21,166
Band 34	2,127.212	12.08	25,697
Band 38	4,912.715	10.86	53,352
Band 41	5,125.480	12.34	63,248
Band 42	703.985	12.27	8,638
Band 43	40,420.347	12.22	493,937
Band 44	1,210.590	12.11	14,660
Band 45	23,063.472	11.95	275,608
Band 46	1,003,524.584	11.07	11,109,017
Band 47	227,512.733	11.04	2,511,741
Band 53	1,028.553	10.89	11,201
	44,890,884.302		$ 732,492,687
ING Marsico Growth Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	316,269.122	$ 15.68	$ 4,959,100
Band 7	13,806.030	15.65	216,064
Band 10	245,707.003	15.51	3,810,916
Band 11	6,043.364	15.48	93,551
Band 12	99,561.029	15.45	1,538,218
Band 13	5,215.137	11.13	58,044
Band 14	74,033.135	12.06	892,840
Band 15	209,739.050	12.04	2,525,258
Band 17	48,075.892	11.99	576,430
Band 20	507,030.546	15.38	7,798,130
Band 46	210,184.090	11.04	2,320,432
	1,735,664.398		$ 24,788,983

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Marsico International Opportunities Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	8,404.364	$ 15.29	$ 128,503
Band 4	109,286.104	15.22	1,663,335
Band 5	96,578.535	15.21	1,468,960
Band 6	1,560,451.038	15.18	23,687,647
Band 7	1,397,025.640	15.17	21,192,879
Band 8	530,650.044	15.15	8,039,348
Band 9	168,664.133	15.13	2,551,888
Band 10	1,152,244.884	15.12	17,421,943
Band 11	603,744.820	15.11	9,122,584
Band 12	316,462.488	15.09	4,775,419
Band 13	1,142,974.856	15.08	17,236,061
Band 14	1,598,863.849	15.06	24,078,890
Band 15	386,726.670	15.04	5,816,369
Band 16	68,545.583	15.02	1,029,555
Band 17	1,009,790.977	15.01	15,156,963
Band 18	26,475.466	14.99	396,867
Band 19	58,388.615	14.97	874,078
Band 20	632,381.401	15.07	9,529,988
Band 21	186,050.061	15.03	2,796,332
Band 25	37,649.137	15.31	576,408
Band 26	154,055.429	15.30	2,357,048
Band 27	18,446.813	15.22	280,760
Band 28	2,035.362	15.18	30,897
Band 29	90,947.158	15.17	1,379,668
Band 30	45,314.500	15.09	683,796
Band 31	27,357.882	15.06	412,010
Band 32	4,372.755	14.98	65,504
Band 33	3,432.860	14.93	51,253
Band 34	3,089.535	14.89	46,003
Band 41	17,509.634	15.10	264,395
Band 42	3,548.227	15.05	53,401
Band 43	13,614.296	15.01	204,351
Band 44	4,805.336	14.92	71,696
Band 45	9,788.573	14.88	145,654
Band 46	326,903.933	14.98	4,897,021
Band 47	40,606.313	14.94	606,658
Band 50	12,684.409	12.10	153,481
Band 51	864.790	12.08	10,447
	11,870,736.470		$ 179,258,060

Division/Contract	Units	Unit Value	Extended Value
ING MFS Total Return Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	5,132.549	$ 29.25	$ 150,127
Band 2	92,167.093	28.53	2,629,527
Band 3	13,350.752	27.32	364,743
Band 4	377,086.792	27.67	10,433,992
Band 5	333,087.411	27.50	9,159,904
Band 6	6,490,069.916	27.17	176,335,200
Band 7	5,305,679.589	26.99	143,200,292
Band 8	4,108,202.196	26.66	109,524,671
Band 9	897,003.416	26.50	23,770,591
Band 10	3,213,515.463	26.33	84,611,862
Band 11	5,806,272.150	26.17	151,950,142
Band 12	1,803,704.316	26.01	46,914,349
Band 13	3,976,402.692	25.85	102,790,010
Band 14	5,302,151.255	25.53	135,363,922
Band 15	751,116.676	25.37	19,055,830
Band 16	180,380.531	25.05	4,518,532
Band 17	2,155,140.178	24.90	53,662,990
Band 18	130,057.305	24.74	3,217,618
Band 19	351,026.011	24.44	8,579,076
Band 20	1,727,426.614	25.69	44,377,590
Band 21	480,239.541	25.21	12,106,839
Band 22	376.159	27.67	10,408
Band 23	19,844.090	27.17	539,164
Band 24	243.724	30.35	7,397
Band 25	103,010.301	28.89	2,975,968
Band 26	426,361.138	28.71	12,240,828
Band 27	138,507.854	27.67	3,832,512
Band 28	46,998.204	27.16	1,276,471
Band 29	545,929.019	26.99	14,734,624
Band 30	288,424.649	26.00	7,499,041
Band 31	167,405.475	25.52	4,272,188
Band 32	28,356.497	24.62	698,137
Band 33	8,814.020	24.01	211,625
Band 34	37,457.441	23.57	882,872
Band 35	104,134.651	29.43	3,064,683
Band 36	19,950.105	28.71	572,768
Band 37	23,097.794	28.19	651,127
Band 38	191,420.779	13.56	2,595,666
Band 39	85,525.557	13.47	1,152,029
Band 40	21,242.456	13.40	284,649
Band 41	99,914.438	12.95	1,293,892
Band 42	43,132.118	12.87	555,110
Band 43	387,063.346	12.80	4,954,411
Band 44	55,996.635	11.88	665,240
Band 45	69,943.750	11.75	821,839
Band 46	1,438,503.087	11.13	16,010,539
Band 47	319,607.579	11.10	3,547,644
Band 49	187.787	11.08	2,081
	48,170,661.099		$ 1,228,070,720

Division/Contract	Units	Unit Value	Extended Value
ING MFS Total Return Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	576,746.087	$ 14.09	$ 8,126,352
Band 7	22,233.016	14.05	312,374
Band 8	13,344.503	13.99	186,690
Band 10	496,207.945	13.93	6,912,177
Band 11	29,406.631	13.90	408,752
Band 12	308,299.674	13.87	4,276,116
Band 13	12,190.376	11.19	136,410
Band 14	123,468.677	11.84	1,461,869
Band 15	531,774.498	11.82	6,285,575
Band 17	264,515.054	11.77	3,113,342
Band 20	1,218,087.789	13.81	16,821,792
Band 46	428,413.613	11.10	4,755,391
	4,024,687.863		$ 52,796,840
ING MFS Utilities Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	30.469	$ 13.23	$ 403
Band 2	21,242.625	14.80	314,391
Band 3	2,044.065	14.71	30,068
Band 4	81,146.387	14.74	1,196,098
Band 5	42,966.036	14.72	632,460
Band 6	1,844,732.528	14.70	27,117,568
Band 7	2,108,567.108	14.69	30,974,851
Band 8	1,324,190.290	14.66	19,412,630
Band 9	220,032.975	14.65	3,223,483
Band 10	1,671,630.493	14.64	24,472,670
Band 11	833,825.015	14.63	12,198,860
Band 12	371,439.876	14.61	5,426,737
Band 13	1,533,268.337	14.60	22,385,718
Band 14	2,323,301.503	14.58	33,873,736
Band 15	800,076.535	14.56	11,649,114
Band 16	86,475.847	14.54	1,257,359
Band 17	2,182,716.184	14.53	31,714,866
Band 18	42,250.469	14.51	613,054
Band 19	239,152.726	14.49	3,465,323
Band 20	868,910.856	14.59	12,677,409
Band 21	146,037.034	14.55	2,124,839
Band 25	2,876.723	14.82	42,633
Band 26	112,423.011	14.81	1,664,985
Band 27	37,092.354	14.74	546,741
Band 28	5,359.722	14.70	78,788
Band 29	240,165.744	14.69	3,528,035
Band 30	79,897.913	14.61	1,167,309
Band 31	43,359.919	14.58	632,188
Band 32	1,551.620	14.50	22,498
Band 33	3,162.016	14.45	45,691

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING MFS Utilities Portfolio - Service Class (continued)			
Band 34	7,456.366	$ 14.42	$ 107,521
Band 38	4,403.967	12.35	54,389
Band 41	32,560.260	14.61	475,705
Band 42	26,351.699	14.57	383,944
Band 43	60,816.497	14.53	883,664
Band 44	1,601.157	14.44	23,121
Band 45	23,096.086	14.40	332,584
Band 46	590,332.956	14.50	8,559,828
Band 47	119,139.400	14.46	1,722,756
Band 50	233.262	12.38	2,888
Band 51	419.511	12.36	5,185
	18,136,337.541		$ 265,042,090
ING Oppenheimer Main Street Portfolio® - Service Class			
Contracts in accumulation period:			
Band 1	3,358.954	$ 26.32	$ 88,408
Band 2	78,707.468	25.68	2,021,208
Band 3	5,845.162	24.59	143,733
Band 4	151,895.600	24.90	3,782,200
Band 5	109,498.617	24.75	2,710,091
Band 6	3,137,568.606	24.46	76,744,928
Band 7	2,011,200.428	24.29	48,852,058
Band 8	2,675,365.339	24.00	64,208,768
Band 9	435,815.856	23.85	10,394,208
Band 10	807,144.353	23.70	19,129,321
Band 11	3,329,712.199	23.55	78,414,722
Band 12	621,647.183	23.41	14,552,761
Band 13	1,435,265.200	23.26	33,384,269
Band 14	1,725,162.438	22.97	39,626,981
Band 15	159,623.806	22.83	3,644,211
Band 16	33,861.286	22.55	763,572
Band 17	447,543.400	22.41	10,029,448
Band 18	32,486.853	22.27	723,482
Band 19	87,633.840	21.99	1,927,068
Band 20	507,623.956	23.12	11,736,266
Band 21	128,400.045	22.69	2,913,397
Band 22	414.141	24.90	10,312
Band 23	23,307.516	24.46	570,102
Band 25	63,624.090	26.00	1,654,226
Band 26	33,031.511	25.84	853,534
Band 27	6,171.763	24.90	153,677
Band 28	9,420.128	24.44	230,228
Band 29	85,036.769	24.29	2,065,543
Band 30	41,528.193	23.40	971,760
Band 31	29,899.525	22.97	686,792
Band 32	2,190.275	22.15	48,515
Band 33	295.100	21.61	6,377

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Main Street			
Portfolio® - Service Class (continued)			
Band 34	423.766	$ 21.21	$ 8,988
Band 38	104.819	11.35	1,190
Band 41	4,864.975	14.11	68,645
Band 42	2,560.152	14.01	35,868
Band 43	12,367.735	13.94	172,406
Band 44	5,286.483	12.54	66,292
Band 45	8,103.888	12.36	100,164
Band 46	170,867.370	11.75	2,007,692
Band 47	26,757.654	11.71	313,332
	18,451,616.442		$ 435,816,743
ING Oppenheimer Main Street Portfolio® - Service 2 Class			
Contracts in accumulation period:			
Band 6	60,963.487	$ 15.60	$ 951,030
Band 7	1,967.733	15.57	30,638
Band 10	28,693.313	15.43	442,738
Band 12	30,712.499	15.36	471,744
Band 14	6,594.916	12.53	82,634
Band 15	64,601.662	12.51	808,167
Band 17	6,154.401	12.46	76,684
Band 20	129,815.432	15.30	1,986,176
Band 46	26,385.096	11.71	308,969
	355,888.539		$ 5,158,780
ING PIMCO Core Bond Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	2,832.028	$ 15.19	$ 43,019
Band 2	71,420.211	14.82	1,058,448
Band 3	3,775.302	14.19	53,572
Band 4	348,132.049	14.37	5,002,658
Band 5	345,030.424	14.28	4,927,034
Band 6	5,417,078.276	14.11	76,434,974
Band 7	5,734,098.536	14.02	80,392,061
Band 8	2,577,100.882	13.84	35,667,076
Band 9	1,101,978.508	13.76	15,163,224
Band 10	4,360,215.740	13.67	59,604,149
Band 11	3,862,723.589	13.59	52,494,414
Band 12	1,411,736.439	13.50	19,058,442
Band 13	4,447,758.545	13.42	59,688,920
Band 14	5,874,890.042	13.25	77,842,293
Band 15	896,451.902	13.17	11,806,272
Band 16	206,933.304	13.01	2,692,202
Band 17	2,338,464.210	12.93	30,236,342
Band 18	251,871.037	12.85	3,236,543
Band 19	397,098.069	12.69	5,039,174
Band 20	1,711,241.766	13.34	22,827,965
Band 21	748,592.040	13.09	9,799,070
Band 25	83,427.837	15.00	1,251,418

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO Core Bond Portfolio - Service Class (continued)			
Band 26	725,870.362	$ 14.91	$ 10,822,727
Band 27	235,873.013	14.36	3,387,136
Band 28	75,798.881	14.10	1,068,764
Band 29	987,834.742	14.01	13,839,565
Band 30	488,213.641	13.50	6,590,884
Band 31	188,700.340	13.25	2,500,280
Band 32	41,533.423	12.78	530,797
Band 33	30,946.108	12.47	385,898
Band 34	25,696.437	12.24	314,524
Band 35	18,781.361	15.28	286,979
Band 36	3,510.299	14.91	52,339
Band 37	1,798.667	14.64	26,332
Band 38	31,839.403	11.18	355,965
Band 39	5,590.886	11.10	62,059
Band 40	5,116.629	11.04	56,488
Band 41	137,191.988	10.92	1,498,137
Band 42	105,415.928	10.84	1,142,709
Band 43	217,460.630	10.79	2,346,400
Band 44	37,439.848	10.48	392,370
Band 45	62,498.602	10.41	650,610
Band 46	724,175.405	10.23	7,408,314
Band 47	123,283.608	10.19	1,256,260
	46,467,420.937		$ 629,294,807
ING PIMCO Core Bond Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	688,716.944	$ 11.32	$ 7,796,276
Band 7	60,956.750	11.30	688,811
Band 8	1,992.599	11.25	22,417
Band 10	631,720.316	11.20	7,075,268
Band 11	15,413.075	11.18	172,318
Band 12	333,734.300	11.15	3,721,137
Band 13	954.372	10.28	9,811
Band 14	110,185.488	10.32	1,137,114
Band 15	285,921.061	10.30	2,944,987
Band 17	247,901.902	10.26	2,543,474
Band 20	1,097,983.347	11.10	12,187,615
Band 46	360,660.081	10.20	3,678,733
	3,836,140.235		$ 41,977,961

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO High Yield Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	2,607.247	$ 12.45	$ 32,460
Band 2	66,707.194	12.09	806,490
Band 4	335,971.629	12.01	4,035,019
Band 5	349,854.195	11.99	4,194,752
Band 6	7,287,786.181	11.96	87,161,923
Band 7	6,212,198.499	11.94	74,173,650
Band 8	3,362,114.787	11.91	40,042,787
Band 9	934,613.295	11.89	11,112,552
Band 10	4,835,743.885	11.88	57,448,637
Band 11	5,056,464.578	11.86	59,969,670
Band 12	1,629,200.882	11.84	19,289,738
Band 13	4,721,057.802	11.83	55,850,114
Band 14	7,551,383.783	11.80	89,106,329
Band 15	1,078,758.928	11.78	12,707,780
Band 16	318,536.129	11.75	3,742,800
Band 17	3,053,565.662	11.73	35,818,325
Band 18	97,085.876	11.72	1,137,846
Band 19	549,155.199	11.68	6,414,133
Band 20	2,675,342.488	11.81	31,595,795
Band 21	553,342.917	11.76	6,507,313
Band 24	223.539	12.25	2,738
Band 25	109,571.288	12.12	1,328,004
Band 26	476,338.331	12.10	5,763,694
Band 27	161,645.350	12.01	1,941,361
Band 28	88,968.856	11.96	1,064,068
Band 29	891,161.637	11.94	10,640,470
Band 30	251,545.831	11.84	2,978,303
Band 31	204,293.603	11.80	2,410,665
Band 32	31,262.874	11.70	365,776
Band 33	21,706.576	11.64	252,665
Band 34	26,010.946	11.59	301,467
Band 35	195,699.609	11.41	2,232,933
Band 36	18,122.862	11.37	206,057
Band 37	15,686.494	11.35	178,042
Band 38	68,483.625	11.36	777,974
Band 39	6,813.575	11.33	77,198
Band 40	10,889.035	11.30	123,046
Band 41	168,571.905	11.85	1,997,577
Band 42	50,599.706	11.78	596,065
Band 43	167,350.504	11.73	1,963,021
Band 44	30,583.612	11.62	355,382
Band 45	57,934.639	11.57	670,304
Band 46	964,393.341	10.89	10,502,243
Band 47	165,859.306	10.86	1,801,232
	54,855,208.200		$ 649,678,398

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer Fund Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	4,002.182	$ 12.73	$ 50,948
Band 4	41,719.728	12.67	528,589
Band 5	70,812.076	12.66	896,481
Band 6	1,051,161.606	12.64	13,286,683
Band 7	779,945.200	12.63	9,850,708
Band 8	305,986.715	12.61	3,858,492
Band 9	76,205.537	12.60	960,190
Band 10	947,680.757	12.59	11,931,301
Band 11	420,023.219	12.58	5,283,892
Band 12	212,294.222	12.57	2,668,538
Band 13	571,204.830	12.56	7,174,333
Band 14	1,195,041.124	12.53	14,973,865
Band 15	253,209.413	12.52	3,170,182
Band 16	21,306.806	12.50	266,335
Band 17	502,967.067	12.49	6,282,059
Band 18	9,856.494	12.48	123,009
Band 19	74,004.058	12.46	922,091
Band 20	531,190.886	12.55	6,666,446
Band 21	109,629.278	12.51	1,371,462
Band 25	3,876.639	12.75	49,427
Band 26	89,344.246	12.74	1,138,246
Band 27	27,778.516	12.67	351,954
Band 28	11,538.204	12.64	145,843
Band 29	83,747.703	12.63	1,057,733
Band 30	44,851.270	12.57	563,780
Band 31	25,523.978	12.53	319,815
Band 32	4,048.233	12.47	50,481
Band 33	3,329.854	12.43	41,390
Band 35	47,686.309	12.78	609,431
Band 36	4,975.619	12.74	63,389
Band 37	1,163.196	12.71	14,784
Band 38	42,725.075	12.73	543,890
Band 39	9,742.758	12.68	123,538
Band 40	5,966.661	12.65	75,478
Band 41	42,487.069	12.57	534,062
Band 42	2,962.935	12.53	37,126
Band 43	40,000.697	12.49	499,609
Band 44	1,928.721	12.42	23,955
Band 45	4,258.941	12.39	52,768
Band 46	102,223.425	12.47	1,274,726
Band 47	36,859.278	12.44	458,529
	7,815,260.525		$ 98,295,558

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer Mid Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	2,358.957	$ 11.19	$ 26,397
Band 2	54,320.411	12.15	659,993
Band 3	3,973.976	12.08	48,006
Band 4	87,781.303	12.10	1,062,154
Band 5	195,396.432	12.09	2,362,343
Band 6	7,507,837.244	12.07	90,619,596
Band 7	5,937,536.639	12.06	71,606,692
Band 8	2,190,403.093	12.04	26,372,453
Band 9	436,649.634	12.03	5,252,895
Band 10	6,977,640.854	12.02	83,871,243
Band 11	2,541,291.292	12.01	30,520,908
Band 12	1,051,005.682	12.00	12,612,068
Band 13	3,098,484.785	11.99	37,150,833
Band 14	7,358,725.449	11.97	88,083,944
Band 15	1,782,784.554	11.96	21,322,103
Band 16	215,136.523	11.94	2,568,730
Band 17	4,390,437.925	11.93	52,377,924
Band 18	107,414.698	11.92	1,280,383
Band 19	422,650.134	11.90	5,029,537
Band 20	4,429,284.365	11.98	53,062,827
Band 21	516,026.844	11.95	6,166,521
Band 25	29,086.263	12.17	353,980
Band 26	52,428.571	12.16	637,531
Band 27	18,847.766	12.10	228,058
Band 28	3,211.224	12.07	38,759
Band 29	123,128.127	12.06	1,484,925
Band 30	23,279.465	12.00	279,354
Band 31	21,667.909	11.97	259,365
Band 32	5,287.377	11.91	62,973
Band 33	268.596	11.87	3,188
Band 34	2,961.152	11.84	35,060
Band 35	139,642.653	12.20	1,703,640
Band 36	26,439.024	12.16	321,499
Band 37	17,805.366	12.13	215,979
Band 38	116,330.669	12.15	1,413,418
Band 39	54,642.772	12.11	661,724
Band 40	18,230.673	12.08	220,227
Band 41	26,255.110	12.00	315,061
Band 42	19,079.495	11.96	228,191
Band 43	98,085.292	11.93	1,170,158
Band 44	10,973.445	11.86	130,145
Band 45	14,477.384	11.83	171,267
Band 46	2,021,798.246	11.91	24,079,617
Band 47	142,506.510	11.88	1,692,977
Band 50	3,426.973	11.28	38,656
	52,297,000.856		$ 627,803,302

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Capital Appreciation			
Portfolio - Service Class			
Currently payable annuity contracts	9,865.154	$ 51.17	$ 504,800
Contracts in accumulation period:			
Band 1	24,630.881	53.05	1,306,668
Band 2	499,255.553	51.17	25,546,907
Band 3	13,184.081	48.02	633,100
Band 4	261,429.280	48.97	12,802,192
Band 5	272,562.710	48.47	13,211,115
Band 6	7,742,558.461	47.66	369,010,336
Band 7	6,132,010.550	47.17	289,246,938
Band 8	4,508,693.381	46.39	209,158,286
Band 9	695,197.340	45.90	31,909,558
Band 10	5,521,892.386	45.49	251,190,885
Band 11	4,599,275.448	45.07	207,289,344
Band 12	1,758,892.822	44.67	78,569,742
Band 13	5,411,561.155	44.26	239,515,697
Band 14	6,356,610.912	43.46	276,258,310
Band 15	1,755,993.199	43.07	75,630,627
Band 16	308,194.280	42.29	13,033,536
Band 17	4,218,851.160	41.90	176,769,864
Band 18	208,095.680	41.52	8,640,133
Band 19	430,696.886	40.77	17,559,512
Band 20	2,821,421.613	43.86	123,747,552
Band 21	551,286.145	42.67	23,523,380
Band 25	90,087.587	52.11	4,694,464
Band 26	395,726.116	12.53	4,958,448
Band 27	183,901.753	12.47	2,293,255
Band 28	22,003.016	12.43	273,497
Band 29	871,871.345	12.42	10,828,642
Band 30	271,292.687	12.36	3,353,178
Band 31	144,644.945	12.33	1,783,472
Band 32	9,862.126	12.27	121,008
Band 33	3,097.878	12.22	37,856
Band 34	835.549	12.19	10,185
Band 38	6,494.459	11.20	72,738
Band 41	91,671.869	12.36	1,133,064
Band 42	16,519.071	12.32	203,515
Band 43	543,646.343	12.29	6,681,414
Band 44	9,208.143	12.21	112,431
Band 45	41,005.253	12.18	499,444
Band 46	7,817,693.788	11.99	93,734,149
Band 47	1,019,680.629	11.95	12,185,184
Band 49	943.944	11.20	10,572
Band 51	4,624.869	11.17	51,660
Band 52	138.197	11.21	1,549
Band 53	2,011.894	11.19	22,513
	65,649,120.538		$ 2,588,120,720

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Capital Appreciation			
Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	1,255,919.909	$ 16.96	$ 21,300,402
Band 7	1,263.284	16.92	21,375
Band 10	956,682.811	16.77	16,043,571
Band 11	19,015.331	16.73	318,126
Band 12	695,418.541	16.70	11,613,490
Band 13	8,932.346	12.05	107,635
Band 14	230,895.319	13.34	3,080,144
Band 15	892,576.488	13.33	11,898,045
Band 17	447,746.668	13.27	5,941,598
Band 20	1,871,534.450	16.63	31,123,618
Band 46	1,186,696.896	11.95	14,181,028
	7,566,682.043		$ 115,629,032
ING T. Rowe Price Equity Income Portfolio - Service Class			
Currently payable annuity contracts	9,236.053	$38.30 to $36.94	$ 341,710
Contracts in accumulation period:			
Band 1	73,378.652	38.30	2,810,402
Band 2	1,077,272.433	36.94	39,794,444
Band 3	20,048.134	34.67	695,069
Band 4	186,657.178	35.36	6,600,198
Band 5	174,883.289	35.00	6,120,915
Band 6	3,923,790.880	34.41	135,017,644
Band 7	3,716,231.186	34.06	126,574,834
Band 8	1,914,994.772	33.49	64,133,175
Band 9	402,219.195	33.14	13,329,544
Band 10	2,871,655.736	32.84	94,305,174
Band 11	2,919,173.813	32.54	94,989,916
Band 12	1,042,643.175	32.25	33,625,242
Band 13	2,435,513.617	31.95	77,814,660
Band 14	4,373,718.192	31.38	137,247,277
Band 15	528,959.747	31.09	16,445,359
Band 16	136,571.579	30.53	4,169,530
Band 17	1,889,643.832	30.25	57,161,726
Band 18	107,519.688	29.97	3,222,365
Band 19	277,629.965	29.43	8,170,650
Band 20	1,672,382.148	31.66	52,947,619
Band 21	369,868.623	30.81	11,395,652
Band 24	875.285	40.44	35,397
Band 25	60,052.065	37.62	2,259,159
Band 26	260,062.310	13.63	3,544,649
Band 27	41,092.215	13.52	555,567
Band 28	29,220.219	13.46	393,304

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Equity Income			
Portfolio - Service Class (continued)			
Band 29	324,040.359	$ 13.44	$ 4,355,102
Band 30	135,715.609	13.33	1,809,089
Band 31	44,680.273	13.28	593,354
Band 32	9,664.974	13.18	127,384
Band 33	1,913.053	13.11	25,080
Band 35	29,679.755	12.65	375,449
Band 36	17,474.456	12.61	220,353
Band 37	50,900.091	12.58	640,323
Band 38	67,731.721	12.60	853,420
Band 39	10,049.267	12.55	126,118
Band 40	17,421.620	12.52	218,119
Band 41	57,032.873	13.34	760,819
Band 42	43,440.469	13.27	576,455
Band 43	134,818.806	13.21	1,780,956
Band 44	8,485.502	13.08	110,990
Band 45	50,825.218	12.92	656,662
Band 46	1,389,276.617	12.07	16,768,569
Band 47	168,480.517	12.03	2,026,821
	33,076,925.161		$ 1,025,726,244
ING T. Rowe Price Equity Income Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	483,442.534	$ 16.43	$ 7,942,961
Band 8	540.541	16.33	8,827
Band 10	332,055.184	16.26	5,399,217
Band 11	32,487.856	16.22	526,953
Band 12	189,901.604	16.18	3,072,608
Band 14	66,298.371	13.23	877,127
Band 15	187,112.594	13.21	2,471,757
Band 17	111,652.738	13.15	1,468,234
Band 20	738,501.784	16.11	11,897,264
Band 46	231,655.736	12.03	2,786,819
	2,373,648.942		$ 36,451,767

Division/Contract	Units	Unit Value	Extended Value
ING Templeton Global Growth Portfolio - Service Class			
Currently payable annuity contracts	2,602.677	$ 28.01	$ 72,898
Contracts in accumulation period:			
Band 1	5,576.745	28.82	$ 160,722
Band 2	602,132.242	28.01	16,865,724
Band 3	12,735.367	26.65	339,398
Band 4	163,001.573	27.01	4,402,672
Band 5	174,825.678	26.78	4,681,832
Band 6	2,011,663.841	26.44	53,188,392
Band 7	2,353,566.105	26.21	61,686,968
Band 8	1,869,898.869	25.88	48,392,983
Band 9	444,903.750	25.65	11,411,781
Band 10	1,812,177.406	25.47	46,156,159
Band 11	1,185,453.799	25.29	29,980,127
Band 12	584,765.551	25.10	14,677,615
Band 13	1,566,073.266	24.92	39,026,546
Band 14	2,254,549.923	24.57	55,394,292
Band 15	327,549.569	24.39	7,988,934
Band 16	98,927.954	24.04	2,378,228
Band 17	974,425.031	23.87	23,259,525
Band 18	34,403.210	23.69	815,012
Band 19	156,646.679	23.35	3,657,700
Band 20	854,832.560	24.75	21,157,106
Band 21	199,831.223	24.21	4,837,914
Band 24	1,150.618	30.03	34,553
Band 25	104,690.889	28.36	2,969,034
Band 26	73,110.760	13.93	1,018,433
Band 27	5,595.173	13.86	77,549
Band 28	5,067.008	13.82	70,026
Band 29	130,256.835	13.81	1,798,847
Band 30	26,143.713	13.74	359,215
Band 31	16,003.102	13.70	219,242
Band 32	2,422.229	13.64	33,039
Band 34	1,263.865	13.55	17,125
Band 38	4,399.719	11.67	51,345
Band 41	10,226.897	13.74	140,518
Band 42	24,520.103	13.69	335,680
Band 43	13,088.253	13.66	178,786
Band 44	1,036.312	13.57	14,063
Band 45	38,974.923	13.54	527,720
Band 46	497,595.664	13.14	6,538,407
Band 47	98,177.132	13.09	1,285,139
Band 50	5,946.362	11.67	69,394
	18,750,212.575		$ 466,270,643

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Templeton Global Growth Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	63,464.908	$ 19.51	$ 1,238,200
Band 7	633.994	19.47	12,344
Band 10	74,672.862	19.30	1,441,186
Band 11	867.185	19.25	16,693
Band 12	38,440.016	19.21	738,433
Band 13	5,214.126	13.21	68,879
Band 14	15,184.651	13.79	209,396
Band 15	36,788.556	13.77	506,578
Band 17	19,978.228	13.71	273,902
Band 20	168,371.806	19.13	3,220,953
Band 46	57,489.083	13.10	753,107
	481,105.415		$ 8,479,671
ING UBS U.S. Allocation Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	12,388.614	$ 10.90	$ 135,036
Band 4	50,081.741	10.73	537,377
Band 5	60,010.132	10.70	642,108
Band 6	1,119,228.293	10.63	11,897,397
Band 7	1,354,943.874	10.60	14,362,405
Band 8	267,128.621	10.53	2,812,864
Band 9	244,539.682	10.50	2,567,667
Band 10	815,994.151	10.46	8,535,299
Band 11	866,659.759	10.43	9,039,261
Band 12	418,666.268	10.40	4,354,129
Band 13	836,258.710	10.36	8,663,640
Band 14	1,527,735.413	10.30	15,735,675
Band 15	136,191.069	10.26	1,397,320
Band 16	50,701.284	10.20	517,153
Band 17	513,432.982	10.17	5,221,613
Band 18	29,564.849	10.13	299,492
Band 19	128,485.393	10.07	1,293,848
Band 20	540,148.140	10.33	5,579,730
Band 21	97,738.900	10.23	999,869
Band 24	5,632.216	11.25	63,362
Band 25	14,536.065	10.97	159,461
Band 26	162,385.763	12.71	2,063,923
Band 27	40,961.366	12.61	516,523
Band 28	46,108.977	12.56	579,129
Band 29	156,331.600	12.54	1,960,398
Band 30	64,441.942	12.44	801,658
Band 31	27,862.918	12.39	345,222
Band 32	15,205.097	12.29	186,871
Band 34	6,002.598	12.18	73,112
Band 41	73,511.112	12.45	915,213
Band 42	657.834	12.38	8,144

236

Division/Contract	Units	Unit Value	Extended Value
ING UBS U.S. Allocation Portfolio - Service Class (continued)			
Band 43	18,727.048	$ 12.33	$ 230,905
Band 44	1,358.896	12.21	16,592
Band 45	3,955.607	12.10	47,863
Band 46	73,229.403	11.45	838,477
Band 47	30,548.655	11.41	348,560
	9,811,354.972		$ 103,747,296
ING UBS U.S. Allocation Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	56,864.933	$ 14.24	$ 809,757
Band 8	15,536.326	14.16	219,994
Band 10	43,389.381	14.11	612,224
Band 11	11,771.888	14.08	165,748
Band 12	9,557.447	14.06	134,378
Band 14	4,308.614	12.20	52,565
Band 15	34,277.356	12.18	417,498
Band 17	73,188.233	12.13	887,773
Band 20	83,044.968	14.00	1,162,630
Band 46	76,335.728	11.42	871,754
	408,274.874		$ 5,334,321
ING Van Kampen Equity Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	19,004.459	$ 11.97	$ 227,483
Band 3	3,207.028	11.77	37,747
Band 4	7,870.517	11.83	93,108
Band 5	44,519.492	11.80	525,330
Band 6	610,136.226	11.75	7,169,101
Band 7	667,588.619	11.72	7,824,139
Band 8	276,525.414	11.66	3,224,286
Band 9	59,384.296	11.64	691,233
Band 10	534,172.040	11.61	6,201,737
Band 11	264,227.741	11.58	3,059,757
Band 12	262,895.403	11.55	3,036,442
Band 13	480,696.602	11.53	5,542,432
Band 14	571,897.828	11.47	6,559,668
Band 15	104,732.590	11.45	1,199,188
Band 16	5,648.426	11.39	64,336
Band 17	402,010.824	11.36	4,566,843
Band 18	9,534.631	11.34	108,123
Band 19	44,925.660	11.28	506,761
Band 20	241,394.033	11.50	2,776,031
Band 21	68,603.346	11.42	783,450
Band 25	3,993.028	12.03	48,036
Band 26	15,339.388	13.07	200,486
Band 27	4,592.475	13.01	59,748
Band 29	10,823.475	12.96	140,272
Band 30	10,504.047	12.89	135,397
Band 31	3,837.987	12.86	49,357

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Equity Growth			
Portfolio - Service Class (continued)			
Band 38	900.031	$ 10.97	$ 9,873
Band 41	4,032.205	12.90	52,015
Band 43	4,925.969	12.82	63,151
Band 45	12,849.178	12.71	163,313
Band 46	89,835.626	11.62	1,043,890
Band 47	14,343.570	11.58	166,099
Band 54	3,789.640	11.02	41,762
	4,858,741.794		$ 56,370,594
ING Van Kampen Equity Growth Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	166,423.688	$ 14.40	$ 2,396,501
Band 8	413.238	14.31	5,913
Band 10	102,876.063	14.25	1,465,984
Band 11	3,885.339	14.22	55,250
Band 12	59,620.467	14.19	846,014
Band 13	1,567.358	11.69	18,322
Band 14	30,904.140	12.16	375,794
Band 15	88,280.213	12.14	1,071,722
Band 17	80,251.672	12.09	970,243
Band 20	408,059.870	14.12	5,761,805
Band 46	37,947.808	11.60	440,195
	980,229.856		$ 13,407,743
ING Van Kampen Global Franchise Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	89.501	$ 16.52	$ 1,479
Band 2	6,834.790	16.37	111,886
Band 4	44,307.705	16.18	716,899
Band 5	55,417.830	16.14	894,444
Band 6	2,849,171.157	16.06	45,757,689
Band 7	1,777,301.506	16.02	28,472,370
Band 8	1,070,036.539	15.95	17,067,083
Band 9	227,261.376	15.91	3,615,728
Band 10	2,939,639.815	15.87	46,652,084
Band 11	764,298.333	15.84	12,106,486
Band 12	332,645.185	15.80	5,255,794
Band 13	1,445,695.404	15.76	22,784,160
Band 14	2,396,199.913	15.69	37,596,377
Band 15	682,290.515	15.65	10,677,847
Band 16	130,857.822	15.58	2,038,765
Band 17	2,062,203.395	15.54	32,046,641
Band 18	19,534.145	15.50	302,779
Band 19	179,500.635	15.43	2,769,695
Band 20	840,206.336	15.72	13,208,044
Band 21	174,683.433	15.61	2,726,808
Band 25	12,985.132	16.45	213,605
Band 26	93,100.329	12.84	1,195,408
Band 27	11,266.184	12.77	143,869

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Global Franchise			
Portfolio - Service Class (continued)			
Band 28	2,674.156	$ 12.74	$ 34,069
Band 29	138,776.541	12.73	1,766,625
Band 30	39,650.102	12.66	501,970
Band 31	35,897.715	12.63	453,388
Band 32	689.703	12.57	8,670
Band 38	1,331.943	11.48	15,291
Band 41	15,911.687	12.67	201,601
Band 42	457.848	12.62	5,778
Band 43	37,006.871	12.59	465,917
Band 44	82.347	12.51	1,030
Band 45	15,194.141	12.48	189,623
Band 46	1,302,864.888	13.20	17,197,817
Band 47	75,552.800	13.16	994,275
Band 51	4,536.310	11.43	51,850
	19,786,154.032		$ 308,243,844
ING Van Kampen Global Franchise			
Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	943,266.729	$ 17.17	$ 16,195,890
Band 7	7,207.495	17.14	123,536
Band 8	482.093	17.06	8,225
Band 10	803,941.290	16.99	13,658,963
Band 11	16,917.195	16.95	286,746
Band 12	297,136.774	16.91	5,024,583
Band 13	10,247.537	13.26	135,882
Band 14	147,829.933	14.13	2,088,837
Band 15	768,619.103	14.11	10,845,216
Band 17	347,157.605	14.05	4,877,564
Band 20	1,345,948.817	16.84	22,665,778
Band 46	619,966.883	13.15	8,152,565
	5,308,721.454		$ 84,063,785

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Growth and Income			
Portfolio - Service Class			
Currently payable annuity contracts	2,186.175	$ 33.75	$ 73,783
Contracts in accumulation period:			
Band 1	4,201.427	34.66	145,621
Band 2	546,805.450	33.75	18,454,684
Band 3	12,863.228	32.20	414,196
Band 4	322,271.746	32.68	10,531,841
Band 5	160,271.022	32.43	5,197,589
Band 6	4,097,219.488	32.04	131,274,912
Band 7	2,426,395.737	31.78	77,110,857
Band 8	4,414,172.850	31.40	138,605,027
Band 9	418,500.956	31.15	13,036,305
Band 10	1,711,788.474	30.94	52,962,735
Band 11	4,684,092.358	30.73	143,942,158
Band 12	677,535.667	30.53	20,685,164
Band 13	1,927,761.651	30.32	58,449,733
Band 14	2,658,814.758	29.92	79,551,738
Band 15	353,887.977	29.72	10,517,551
Band 16	97,133.432	29.32	2,847,952
Band 17	985,693.917	29.12	28,703,407
Band 18	63,914.034	28.92	1,848,394
Band 19	139,594.888	28.54	3,984,038
Band 20	832,725.397	30.12	25,081,689
Band 21	174,527.773	29.52	5,152,060
Band 24	48.631	36.08	1,755
Band 25	43,537.899	34.21	1,489,432
Band 26	99,858.289	12.81	1,279,185
Band 27	101,778.955	12.74	1,296,664
Band 28	3,669.725	12.71	46,642
Band 29	186,202.665	12.70	2,364,774
Band 30	102,143.302	12.63	1,290,070
Band 31	38,660.090	12.60	487,117
Band 32	10,904.099	12.54	136,737
Band 33	1,110.399	12.50	13,880
Band 34	1,720.437	12.46	21,437
Band 38	2,489.457	11.40	28,380
Band 41	11,525.812	12.64	145,686
Band 42	7,083.428	12.59	89,180
Band 43	47,965.590	12.56	602,448
Band 45	21,859.660	12.45	272,153
Band 46	999,341.309	12.46	12,451,793
Band 47	81,381.833	12.42	1,010,762
Band 50	496.718	11.39	5,658
	28,474,136.703		$ 851,605,187

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Growth and Income Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	737,417.699	$ 17.13	$ 12,631,965
Band 7	16,573.249	17.10	283,403
Band 8	592.127	17.02	10,078
Band 10	479,362.365	16.95	8,125,192
Band 11	17,338.715	16.91	293,198
Band 12	379,776.625	16.87	6,406,832
Band 13	14,224.724	12.52	178,094
Band 14	96,394.406	13.51	1,302,288
Band 15	378,500.408	13.49	5,105,971
Band 17	396,498.791	13.44	5,328,944
Band 20	2,060,243.910	16.80	34,612,098
Band 46	509,848.211	12.42	6,332,315
	5,086,771.230		$ 80,610,378
ING Van Kampen Real Estate Portfolio - Service Class			
Currently payable annuity contracts	1,209.594	$ 86.84	$ 105,044
Contracts in accumulation period:			
Band 1	4,896.674	90.04	440,897
Band 2	122,771.797	86.84	10,661,503
Band 3	1,277.583	81.49	104,110
Band 4	80,668.812	83.11	6,704,385
Band 5	60,114.064	82.27	4,945,584
Band 6	1,684,632.524	80.89	136,269,925
Band 7	1,476,188.822	80.06	118,183,677
Band 8	989,834.645	78.73	77,929,682
Band 9	162,746.794	77.90	12,677,975
Band 10	1,081,799.398	77.20	83,514,914
Band 11	830,288.924	76.50	63,517,103
Band 12	366,030.716	75.80	27,745,128
Band 13	1,107,145.162	75.12	83,168,745
Band 14	1,526,557.147	73.76	112,598,855
Band 15	502,995.015	73.09	36,763,906
Band 16	64,820.073	71.77	4,652,137
Band 17	1,099,471.032	71.11	78,183,385
Band 18	32,249.887	70.46	2,272,327
Band 19	96,700.155	69.18	6,689,717
Band 20	662,677.947	74.44	49,329,746
Band 21	83,787.875	72.42	6,067,918
Band 24	73.326	95.06	6,970
Band 25	15,982.289	88.44	1,413,474
Band 26	126,147.887	22.00	2,775,254
Band 27	69,352.675	21.82	1,513,275
Band 28	7,919.883	21.73	172,099
Band 29	341,862.453	21.70	7,418,415
Band 30	85,729.973	21.53	1,845,766
Band 31	61,825.571	21.44	1,325,540
Band 32	2,605.100	21.27	55,410
Band 33	2,259.400	21.16	47,809

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Real Estate			
Portfolio - Service Class (continued)			
Band 34	2,029.710	$ 21.07	$ 42,766
Band 38	8,282.365	12.29	101,790
Band 41	59,826.714	21.53	1,288,069
Band 42	17,871.839	21.41	382,636
Band 43	127,172.691	21.33	2,712,593
Band 44	4,121.477	21.12	87,046
Band 45	22,536.103	20.73	467,173
Band 46	1,455,548.424	15.69	22,837,555
Band 47	226,140.051	15.64	3,536,830
Band 49	167.824	12.35	2,073
Band 50	6,236.890	12.34	76,963
	14,682,557.285		$ 970,636,169
ING Van Kampen Real Estate Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	329,891.679	$ 27.55	$ 9,088,516
Band 7	2,308.262	27.49	63,454
Band 8	101.431	27.37	2,776
Band 10	241,652.884	27.25	6,585,041
Band 11	3,610.631	27.19	98,173
Band 12	84,509.404	27.13	2,292,740
Band 13	6,425.218	15.77	101,326
Band 14	44,602.869	19.46	867,972
Band 15	219,467.973	19.43	4,264,263
Band 17	105,566.143	19.35	2,042,705
Band 20	450,763.872	27.02	12,179,640
Band 46	217,531.614	15.64	3,402,194
	1,706,431.980		$ 40,988,800
ING VP Index Plus International Equity			
Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	69.128	$ 12.78	$ 883
Band 4	5,964.653	12.75	76,049
Band 5	4,387.726	12.74	55,900
Band 6	301,961.082	12.72	3,840,945
Band 7	156,587.321	12.72	1,991,791
Band 8	179,036.046	12.70	2,273,758
Band 9	51,402.771	12.70	652,815
Band 10	391,402.690	12.69	4,966,900
Band 11	74,615.665	12.68	946,127
Band 12	20,686.793	12.68	262,309
Band 13	150,709.398	12.67	1,909,488
Band 14	270,657.299	12.65	3,423,815
Band 15	141,989.476	12.65	1,796,167
Band 16	6,698.078	12.63	84,597
Band 17	170,070.347	12.63	2,147,988
Band 18	197.773	12.62	2,496
Band 19	13,748.071	12.60	173,226

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus International Equity			
Portfolio - Service Class (continued)			
Band 20	51,220.221	$ 12.66	$ 648,448
Band 21	13,997.396	12.64	176,927
Band 25	1,793.622	12.80	22,958
Band 26	80,020.819	12.79	1,023,466
Band 27	25,721.942	12.75	327,955
Band 28	7,846.149	12.72	99,803
Band 29	82,106.631	12.72	1,044,396
Band 30	25,500.376	12.67	323,090
Band 31	33,832.308	12.65	427,979
Band 32	8,508.430	12.61	107,291
Band 33	3,614.111	12.58	45,466
Band 34	1,542.967	12.56	19,380
Band 35	71,104.388	10.95	778,593
Band 36	10,016.958	10.94	109,586
Band 37	9,405.362	10.93	102,801
Band 38	84,570.618	10.94	925,203
Band 39	22,745.370	10.92	248,379
Band 40	3,147.632	10.91	34,341
Band 41	5,513.056	12.68	69,906
Band 43	10,136.088	12.63	128,019
Band 44	424.600	12.58	5,341
Band 45	1,399.626	12.56	17,579
Band 46	78,422.698	12.61	988,910
Band 47	23,588.376	12.59	296,978
	2,596,364.061		$ 32,578,049
ING VP Index Plus International Equity			
Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	8,403.522	$ 12.57	$ 105,632
Band 10	14,501.984	12.54	181,855
Band 12	28.470	12.52	356
Band 14	142.835	12.50	1,785
Band 15	15,847.809	12.50	198,098
Band 17	2,720.151	12.48	33,947
Band 20	5,854.209	12.51	73,236
Band 46	7,509.899	12.46	93,573
	55,008.879		$ 688,482

Division/Contract	Units	Unit Value	Extended Value
ING Wells Fargo Mid Cap Disciplined			
Portfolio - Service Class			
Currently payable annuity contracts	4,787.123	$ 27.15	$ 129,948
Contracts in accumulation period:			
Band 1	8,586.638	27.96	240,082
Band 2	553,117.046	27.15	15,017,128
Band 3	6,990.959	25.77	180,157
Band 4	101,059.203	26.19	2,646,741
Band 5	102,655.831	25.97	2,665,972
Band 6	1,439,821.304	25.62	36,888,222
Band 7	1,228,497.800	25.40	31,203,844
Band 8	1,477,454.824	25.06	37,025,018
Band 9	361,202.902	24.84	8,972,280
Band 10	350,134.372	24.65	8,630,812
Band 11	1,880,169.441	24.47	46,007,746
Band 12	361,485.799	24.29	8,780,490
Band 13	943,454.726	24.11	22,746,693
Band 14	1,347,800.473	23.75	32,010,261
Band 15	64,192.241	23.57	1,513,011
Band 16	25,035.278	23.23	581,570
Band 17	259,877.267	23.05	5,990,171
Band 18	25,189.570	22.88	576,337
Band 19	58,443.844	22.54	1,317,324
Band 20	247,235.113	23.93	5,916,336
Band 21	79,260.259	23.40	1,854,690
Band 25	23,237.667	27.55	640,198
Band 26	28,930.057	12.87	372,330
Band 27	3,104.209	12.81	39,765
Band 28	3,326.656	12.78	42,515
Band 29	113,604.436	12.76	1,449,593
Band 30	8,061.025	12.70	102,375
Band 31	2,818.267	12.67	35,707
Band 33	35.896	12.56	451
Band 38	1,213.558	11.11	13,483
Band 41	1,199.343	12.70	15,232
Band 42	4,466.107	12.66	56,541
Band 43	5,417.562	12.62	68,370
Band 46	119,709.391	11.94	1,429,330
Band 47	15,939.395	11.90	189,679
	11,257,515.582		$ 275,350,402

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Wells Fargo Mid Cap Disciplined			
Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	38,827.070	$ 16.49	$ 640,258
Band 10	30,972.727	16.31	505,165
Band 11	986.421	16.28	16,059
Band 12	13,248.374	16.24	215,154
Band 13	636.738	12.00	7,641
Band 14	7,239.389	12.74	92,230
Band 15	13,570.738	12.72	172,620
Band 17	19,105.992	12.66	241,882
Band 20	148,837.307	16.17	2,406,699
Band 46	36,946.435	11.91	440,032
	310,371.191		$ 4,737,740
ING Wells Fargo Small Cap Disciplined			
Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	3,667.670	$ 11.51	$ 42,215
Band 4	4,903.829	11.48	56,296
Band 5	5,199.193	11.47	59,635
Band 6	263,570.538	11.46	3,020,518
Band 7	193,680.965	11.45	2,217,647
Band 8	175,881.720	11.44	2,012,087
Band 9	28,937.414	11.43	330,755
Band 10	322,375.700	11.43	3,684,754
Band 11	60,451.103	11.42	690,352
Band 12	14,501.174	11.42	165,603
Band 13	163,077.785	11.41	1,860,718
Band 14	258,518.742	11.40	2,947,114
Band 15	107,314.210	11.39	1,222,309
Band 16	23,444.235	11.38	266,795
Band 17	221,826.738	11.37	2,522,170
Band 18	76.768	11.36	872
Band 19	3,182.511	11.35	36,121
Band 20	126,410.208	11.40	1,441,076
Band 21	11,530.653	11.38	131,219
Band 25	3,934.401	11.52	45,324
Band 26	8,651.177	11.52	99,662
Band 27	347.386	11.48	3,988
Band 28	1,423.334	11.46	16,311
Band 29	10,932.749	11.45	125,180
Band 30	4,053.805	11.42	46,294
Band 31	633.946	11.40	7,227
Band 38	582.824	10.94	6,376
Band 42	1,742.634	11.39	19,849
Band 43	2,985.122	11.37	33,941
Band 44	57.463	11.33	651

Division/Contract	Units	Unit Value	Extended Value
ING Wells Fargo Small Cap Disciplined			
Portfolio - Service Class (continued)			
Band 41	891.220	$ 11.42	$ 10,178
Band 45	1,166.186	11.31	13,190
Band 46	117,574.645	11.36	1,335,648
Band 47	12,996.215	11.34	147,377
	2,156,524.263		$ 24,619,452
ING Wells Fargo Small Cap Disciplined			
Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	4,660.134	$ 11.45	$ 53,359
Band 10	37,369.739	11.42	426,762
Band 12	3,475.316	11.41	39,653
Band 14	6,380.225	11.39	72,671
Band 15	13,674.741	11.39	155,755
Band 17	670.710	11.37	7,626
Band 20	47,487.041	11.40	541,352
Band 46	1,409.086	11.35	15,993
	115,126.992		$ 1,313,171
ING Diversified International Fund - Class R			
Contracts in accumulation period:			
Band 38	1,670.113	$ 10.68	$ 17,837
Band 39	5,026.142	10.68	53,679
Band 40	460.933	10.67	4,918
	7,157.188		$ 76,434
ING American Century Large Company Value			
Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	25,094.513	$ 12.90	$ 323,719
Band 36	2,299.999	12.77	29,371
Band 37	303.310	12.67	3,843
Band 38	21,039.160	14.99	315,377
Band 39	3,505.704	14.89	52,200
Band 40	3,442.070	14.81	50,977
	55,684.756		$ 775,487
ING American Century Select Portfolio - Initial Class			
Contracts in accumulation period:			
Band 35	23,536.349	$ 10.52	$ 247,602
Band 36	3,715.264	10.48	38,936
Band 38	7,926.135	10.47	82,987
Band 40	1,810.578	10.41	18,848
	36,988.326		$ 388,373

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING American Century Select Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	7,290.836	$ 8.85	$ 64,524
Band 36	4,695.658	8.77	41,181
Band 37	5,789.233	8.70	50,366
Band 38	903.399	11.73	10,597
Band 40	604.946	11.59	7,011
	19,284.072		$ 173,679
ING American Century Small-Mid Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	11,557.619	$ 16.11	$ 186,193
Band 36	3,123.564	15.96	49,852
Band 38	19,910.291	17.34	345,244
Band 39	621.267	17.22	10,698
Band 40	1,125.256	17.13	19,276
	36,337.997		$ 611,263

247

Division/Contract	Units	Unit Value	Extended Value
ING Baron Small Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	4,211.925	$ 12.59	$ 53,028
Band 4	55,109.230	12.54	691,070
Band 5	15,215.241	12.53	190,647
Band 6	1,645,721.611	12.51	20,587,977
Band 7	604,581.759	12.50	7,557,272
Band 8	951,908.354	12.47	11,870,297
Band 9	155,283.140	12.46	1,934,828
Band 10	1,977,072.944	12.45	24,614,558
Band 11	334,077.051	12.44	4,155,919
Band 12	163,393.199	12.43	2,030,977
Band 13	930,873.587	12.42	11,561,450
Band 14	829,650.089	12.40	10,287,661
Band 15	799,004.375	12.39	9,899,664
Band 16	109,993.660	12.37	1,360,622
Band 17	1,098,736.451	12.36	13,580,383
Band 18	5,097.236	12.35	62,951
Band 19	26,529.556	12.32	326,844
Band 20	306,934.881	12.41	3,809,062
Band 21	61,697.372	12.38	763,813
Band 26	141,656.934	12.60	1,784,877
Band 27	31,132.988	12.54	390,408
Band 28	7,551.920	12.51	94,475
Band 29	153,972.059	12.49	1,923,111
Band 30	32,971.951	12.43	409,841
Band 31	15,523.402	12.40	192,490
Band 32	2,761.430	12.34	34,076
Band 33	686.419	12.29	8,436
Band 34	2,407.831	12.26	29,520
Band 35	136,752.627	17.87	2,443,769
Band 36	40,577.159	17.70	718,216
Band 37	12,438.461	17.58	218,668
Band 38	111,461.275	17.66	1,968,406
Band 39	56,328.538	17.54	988,003
Band 40	18,310.365	17.45	319,516
Band 41	21,278.293	12.43	264,489
Band 42	10,361.932	12.39	128,384
Band 43	54,848.982	12.36	677,933
Band 44	580.963	12.28	7,134
Band 45	20,209.070	12.25	247,561
Band 46	705,762.839	12.33	8,702,056
Band 47	82,600.038	12.30	1,015,980
Band 50	502.316	11.00	5,525
	11,735,769.453		$ 147,911,897

Division/Contract	Units	Unit Value	Extended Value
ING Columbia Small Cap Value II Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	664.204	$ 10.08	$ 6,695
Band 4	17,739.901	10.06	178,463
Band 5	16,714.417	10.06	168,147
Band 6	854,223.336	10.05	8,584,945
Band 7	405,953.983	10.05	4,079,838
Band 8	454,470.558	10.04	4,562,884
Band 9	113,860.893	10.04	1,143,163
Band 10	1,490,670.221	10.04	14,966,329
Band 11	323,905.392	10.03	3,248,771
Band 12	103,094.178	10.03	1,034,035
Band 13	705,940.900	10.03	7,080,587
Band 14	541,660.497	10.02	5,427,438
Band 15	373,021.810	10.02	3,737,679
Band 16	71,510.379	10.01	715,819
Band 17	569,253.731	10.01	5,698,230
Band 18	2,403.281	10.00	24,033
Band 19	25,626.867	10.00	256,269
Band 20	235,114.747	10.02	2,355,850
Band 21	48,102.400	10.01	481,505
Band 26	77,167.764	10.08	777,851
Band 27	24,297.948	10.06	244,437
Band 28	4,460.669	10.05	44,830
Band 29	90,709.500	10.05	911,630
Band 30	13,806.822	10.03	138,482
Band 31	5,451.946	10.02	54,628
Band 32	647.716	10.00	6,477
Band 33	499.296	9.99	4,988
Band 38	1,335.086	11.06	14,766
Band 41	2,789.082	10.03	27,974
Band 42	1,473.699	10.02	14,766
Band 43	35,083.676	10.01	351,188
Band 44	75.338	9.98	752
Band 45	1,936.536	9.97	19,307
Band 46	475,067.592	10.00	4,750,676
Band 47	34,009.775	9.99	339,758
Band 50	3,473.443	11.06	38,416
Band 54	2,888.624	11.05	31,919
	7,129,106.207		$ 71,523,525

Division/Contract	Units	Unit Value	Extended Value
ING Davis Venture Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	4,082.004	$ 11.18	$ 45,637
Band 4	30,945.821	11.15	345,046
Band 5	30,222.794	11.14	336,682
Band 6	904,669.334	11.13	10,068,970
Band 7	293,156.289	11.12	3,259,898
Band 8	633,407.627	11.11	7,037,159
Band 9	211,809.601	11.10	2,351,087
Band 10	1,247,916.281	11.10	13,851,871
Band 11	359,223.711	11.09	3,983,791
Band 12	83,210.788	11.08	921,976
Band 13	673,675.422	11.08	7,464,324
Band 14	785,618.257	11.07	8,696,794
Band 15	498,026.246	11.06	5,508,170
Band 16	75,343.013	11.05	832,540
Band 17	735,762.247	11.04	8,122,815
Band 18	16,223.973	11.03	178,950
Band 19	46,445.590	11.02	511,830
Band 20	244,617.906	11.07	2,707,920
Band 21	134,350.989	11.05	1,484,578
Band 25	41,622.129	11.19	465,752
Band 26	53,296.072	11.18	595,850
Band 27	68,019.387	11.15	758,416
Band 28	16,886.044	11.13	187,942
Band 29	64,977.742	11.12	722,552
Band 30	27,831.303	11.08	308,371
Band 31	18,009.849	11.07	199,369
Band 32	527.172	11.03	5,815
Band 34	1,494.219	10.99	16,421
Band 35	32,878.144	12.98	426,758
Band 36	5,327.328	12.85	68,456
Band 37	516.278	12.75	6,583
Band 38	24,882.124	14.75	367,011
Band 39	4,863.136	14.65	71,245
Band 40	2,274.687	14.58	33,165
Band 41	37,026.635	11.08	410,255
Band 42	9,201.024	11.06	101,763
Band 43	54,338.883	11.04	599,901
Band 44	1,660.586	11.00	18,266
Band 45	3,044.348	10.98	33,427
Band 46	747,652.036	11.03	8,246,602
Band 47	56,659.073	11.01	623,816
Band 49	944.124	11.29	10,659
Band 50	9,219.449	11.28	103,995
Band 51	1,374.806	11.26	15,480
Band 54	1,889.823	11.27	21,298
	8,295,124.294		$ 92,129,206

Division/Contract	Units	Unit Value	Extended Value
ING Fundamental Research Portfolio - Initial Class			
Contracts in accumulation period:			
Band 22	548.508	$ 10.49	$ 5,754
Band 23	33,513.421	10.48	351,221
	34,061.929		$ 356,975
ING Fundamental Research Portfolio - Service Class			
Contracts in accumulation period:			
Band 5	620.276	$ 12.20	$ 7,567
Band 6	20,429.494	12.18	248,831
Band 7	5,471.005	12.17	66,582
Band 8	9,871.596	12.14	119,841
Band 9	132.214	12.13	1,604
Band 10	22,052.155	12.12	267,272
Band 11	94.453	12.11	1,144
Band 12	1,465.790	12.10	17,736
Band 13	1,179.000	12.09	14,254
Band 14	1,742.953	12.07	21,037
Band 15	5,367.565	12.06	64,733
Band 17	7,705.642	12.03	92,699
Band 20	645.449	12.08	7,797
Band 29	2,825.007	12.16	34,352
Band 46	2,383.774	12.01	28,629
	81,986.373		$ 994,078
ING Goldman Sachs® Capital Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	92.336	$ 10.64	$ 982
Band 37	2,386.260	10.45	24,936
Band 38	1,416.407	13.18	18,668
Band 40	597.560	13.02	7,780
	4,492.563		$ 52,366
ING JPMorgan International Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	1,139.006	$ 18.33	$ 20,878
Band 4	39,586.188	18.17	719,281
Band 5	12,685.585	18.14	230,117
Band 6	1,166,329.452	18.08	21,087,236
Band 7	597,844.949	18.05	10,791,101
Band 8	418,021.175	17.99	7,520,201
Band 9	98,154.788	17.96	1,762,860
Band 10	1,119,383.368	17.93	20,070,544
Band 11	320,472.964	17.90	5,736,466
Band 12	98,060.483	17.87	1,752,341
Band 13	393,877.129	17.84	7,026,768
Band 14	1,089,412.367	17.78	19,369,752
Band 15	541,444.054	17.75	9,610,632
Band 16	27,456.656	17.69	485,708
Band 17	751,589.229	17.66	13,273,066

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan International			
Portfolio - Service Class (continued)			
Band 18	9,609.364	$ 17.63	$ 169,413
Band 19	144,892.236	17.57	2,545,757
Band 20	775,955.961	17.81	13,819,776
Band 21	36,232.293	17.72	642,036
Band 26	62,189.604	18.36	1,141,801
Band 27	15,589.795	18.17	283,267
Band 28	4,902.830	18.08	88,643
Band 29	74,590.722	18.05	1,346,363
Band 30	25,652.649	17.87	458,413
Band 31	27,439.512	17.78	487,875
Band 32	1,656.369	17.60	29,152
Band 33	733.811	17.48	12,827
Band 34	10,305.259	17.40	179,312
Band 35	24,982.597	16.24	405,717
Band 36	1,613.535	16.08	25,946
Band 37	4,208.264	15.96	67,164
Band 38	19,203.934	18.86	362,186
Band 39	8,231.178	18.74	154,252
Band 40	12,498.317	18.64	232,969
Band 41	63,426.653	17.87	1,133,434
Band 42	6,290.082	17.75	111,649
Band 43	35,872.696	17.66	633,512
Band 44	1,166.339	14.68	17,122
Band 45	13,721.712	14.51	199,102
Band 46	496,864.143	13.26	6,588,419
Band 47	105,909.784	13.22	1,400,127
	8,659,197.032		$ 151,993,185
ING JPMorgan Mid Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 4	71,173.104	$ 16.13	$ 1,148,022
Band 7	26,428.749	17.13	452,724
Band 9	120,640.140	17.01	2,052,089
Band 10	71,144.984	13.81	982,512
Band 13	24,036.381	16.84	404,773
Band 15	95,585.886	16.73	1,599,152
Band 19	23,365.498	13.59	317,537
Band 20	86,820.441	13.74	1,192,913
Band 21	46,881.545	13.68	641,340
Band 26	99,335.631	17.53	1,741,354
Band 27	40,157.149	17.29	694,317
Band 28	11,613.242	17.17	199,399
Band 29	168,891.239	17.12	2,891,418
Band 30	109,608.707	16.88	1,850,195
Band 31	120,975.559	16.76	2,027,550
Band 32	15,029.892	16.53	248,444
Band 33	11,893.236	16.38	194,811
Band 34	10,395.965	16.26	169,038
Band 35	87,570.773	17.70	1,550,003

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Mid Cap Value			
Portfolio - Service Class (continued)			
Band 36	34,280.916	$ 17.53	$ 600,944
Band 37	9,960.810	17.41	173,418
Band 38	76,898.622	16.92	1,301,125
Band 39	57,811.121	16.81	971,805
Band 40	12,532.851	16.72	209,549
Band 41	24,783.193	15.86	393,061
Band 42	24,856.852	15.75	391,495
Band 43	78,916.470	15.67	1,236,621
Band 44	11,771.872	13.65	160,686
Band 45	2,712.652	13.55	36,756
	1,576,073.480		$ 25,833,051
ING Legg Mason Partners Aggressive Growth			
Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	7,740.600	$ 14.06	$ 108,833
Band 4	20,780.181	13.95	289,884
Band 5	10,359.657	13.92	144,206
Band 6	1,293,650.636	13.88	17,955,871
Band 7	1,276,258.046	13.85	17,676,174
Band 8	577,318.899	13.81	7,972,774
Band 9	77,409.827	13.78	1,066,707
Band 10	1,772,211.781	13.76	24,385,634
Band 11	537,113.607	13.74	7,379,941
Band 12	100,499.082	13.71	1,377,842
Band 13	586,453.820	13.69	8,028,553
Band 14	1,954,226.452	13.64	26,655,649
Band 15	428,702.562	13.62	5,838,929
Band 16	48,998.696	13.57	664,912
Band 17	1,304,607.492	13.55	17,677,432
Band 18	6,536.311	13.53	88,436
Band 19	109,512.710	13.48	1,476,231
Band 20	1,221,282.320	13.67	16,694,929
Band 21	73,279.153	13.60	996,596
Band 26	61,704.265	14.09	869,413
Band 27	9,153.770	13.95	127,695
Band 28	3,036.699	13.88	42,149
Band 29	35,023.526	13.85	485,076
Band 30	35,874.643	13.71	491,841
Band 31	19,873.484	13.64	271,074
Band 32	2,959.459	13.51	39,982
Band 33	3,928.437	13.42	52,720
Band 34	19,118.805	13.35	255,236
Band 35	7,815.631	13.08	102,228
Band 36	4,706.863	13.03	61,330
Band 37	5,340.547	14.02	74,874
Band 38	7,017.255	13.02	91,365
Band 39	7,257.183	12.98	94,198
Band 40	7,143.375	12.94	92,435

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Legg Mason Partners Aggressive Growth			
Portfolio - Service Class (continued)			
Band 41	20,686.245	$ 13.72	$ 283,815
Band 42	6,408.357	13.62	87,282
Band 43	21,302.537	13.55	288,649
Band 44	18,604.992	12.29	228,655
Band 45	19,779.388	12.04	238,144
Band 46	456,095.216	12.01	5,477,704
Band 47	54,202.568	11.97	648,805
	12,233,975.077		$ 166,884,203
ING Neuberger Berman Partners Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	7,615.480	$ 9.94	$ 75,698
Band 2	261,233.318	10.33	2,698,540
Band 3	4,189.316	10.31	43,192
Band 4	203,539.290	10.31	2,098,490
Band 5	152,111.287	10.31	1,568,267
Band 6	2,475,748.220	10.30	25,500,207
Band 7	1,769,773.383	10.30	18,228,666
Band 8	2,574,769.217	10.29	26,494,375
Band 9	406,194.039	10.29	4,179,737
Band 10	699,017.315	10.28	7,185,898
Band 11	2,760,250.605	10.28	28,375,376
Band 12	520,012.174	10.28	5,345,725
Band 13	1,378,200.672	10.27	14,154,121
Band 14	1,719,340.970	10.27	17,657,632
Band 15	184,150.002	10.26	1,889,379
Band 16	29,030.313	10.26	297,851
Band 17	495,761.886	10.25	5,081,559
Band 18	42,336.347	10.25	433,948
Band 19	68,408.442	10.24	700,502
Band 20	569,743.129	10.27	5,851,262
Band 21	144,765.680	10.26	1,485,296
Band 25	19,985.910	9.94	198,660
Band 26	43,597.682	10.33	450,364
Band 27	19,440.016	10.31	200,427
Band 28	5,800.918	10.30	59,749
Band 29	51,925.361	10.30	534,831
Band 30	45,003.788	10.28	462,639
Band 31	34,001.591	10.27	349,196
Band 32	5,341.097	10.25	54,746
Band 33	1,799.451	10.23	18,408
Band 34	1,498.189	10.22	15,311
Band 41	5,835.602	10.28	59,990
Band 42	5,226.320	10.26	53,622
Band 43	30,111.442	10.25	308,642
Band 44	12,301.795	10.23	125,847
Band 45	2,629.347	10.22	26,872
Band 46	228,631.697	10.25	2,343,475
Band 47	12,785.934	10.23	130,800
Band 50	9,169.713	11.49	105,360
	17,001,276.938		$ 174,844,660

Division/Contract	Units	Unit Value	Extended Value
ING Neuberger Berman Regency Portfolio - Service Class			
Contracts in accumulation period:			
Band 4	17,418.280	$ 10.09	$ 175,750
Band 5	294.607	10.09	2,973
Band 6	22,609.909	10.08	227,908
Band 7	6,958.349	10.08	70,140
Band 8	21,358.510	10.07	215,080
Band 9	1,563.306	10.07	15,742
Band 10	60,812.870	10.07	612,386
Band 11	4,413.628	10.06	44,401
Band 13	18,814.495	10.06	189,274
Band 14	24,159.532	10.05	242,803
Band 15	2,093.993	10.05	21,045
Band 16	519.613	10.04	5,217
Band 17	31,959.664	10.04	320,875
Band 19	129.624	10.02	1,299
Band 20	7,124.250	10.05	71,599
Band 21	5,902.652	10.04	59,263
Band 26	5,267.539	10.11	53,255
Band 29	43,193.267	10.08	435,388
Band 30	1,973.734	10.06	19,856
Band 31	863.631	10.05	8,679
Band 33	498.862	10.01	4,994
Band 38	102.862	11.21	1,153
Band 41	762.600	10.06	7,672
Band 43	1,323.015	10.04	13,283
Band 44	75.196	10.01	753
Band 46	29,116.629	10.03	292,040
	309,310.617		$ 3,112,828
ING OpCap Balanced Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	22,444.900	$ 12.34	$ 276,970
Band 36	7,601.907	12.21	92,819
Band 37	1,846.573	12.12	22,380
Band 38	19,491.679	13.70	267,036
Band 39	2,054.718	13.61	27,965
Band 40	3,252.626	13.54	44,041
	56,692.403		$ 731,211

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Global Portfolio - Initial Class			
Contracts in accumulation period:			
Band 4	32,326.464	$ 14.00	$ 452,570
Band 7	9,915.422	13.95	138,320
Band 9	60,893.644	13.92	847,640
Band 10	19,713.945	13.91	274,221
Band 13	9,626.535	13.87	133,520
Band 15	18,005.674	13.83	249,018
Band 19	6,505.238	13.76	89,512
Band 20	5,611.894	13.86	77,781
Band 21	4,851.120	13.82	67,042
Band 26	130,552.376	14.07	1,836,872
Band 27	53,620.352	14.00	750,685
Band 28	9,296.716	13.97	129,875
Band 29	130,233.844	13.95	1,816,762
Band 30	66,176.967	13.88	918,536
Band 31	69,752.736	13.85	966,075
Band 32	10,777.456	13.78	148,513
Band 33	4,136.905	13.73	56,800
Band 34	8,994.203	13.69	123,131
Band 35	231,483.204	14.12	3,268,543
Band 36	13,180.261	14.07	185,446
Band 37	4,171.490	14.04	58,568
Band 38	191,418.474	14.06	2,691,344
Band 39	59,155.998	14.01	828,776
Band 40	21,199.531	13.98	296,369
Band 41	5,332.884	13.88	74,020
Band 42	11,396.798	13.84	157,732
Band 43	16,562.906	13.80	228,568
Band 44	650.341	13.71	8,916
Band 45	4,533.126	13.68	62,013
	1,210,076.504		$ 16,937,168

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Global Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	8,618.138	$ 13.97	$ 120,395
Band 4	59,836.580	16.77	1,003,459
Band 5	45,711.410	15.94	728,640
Band 6	1,005,866.680	13.88	13,961,430
Band 7	314,611.408	15.83	4,980,299
Band 8	489,270.017	13.84	6,771,497
Band 9	116,133.373	15.72	1,825,617
Band 10	1,178,386.906	14.08	16,591,688
Band 11	167,397.424	13.81	2,311,758
Band 12	49,426.017	13.79	681,585
Band 13	475,906.714	15.57	7,409,868
Band 14	544,530.722	13.76	7,492,743
Band 15	445,966.223	15.46	6,894,638
Band 16	32,222.720	13.72	442,096
Band 17	523,730.309	13.71	7,180,343
Band 18	24,053.096	13.70	329,527
Band 19	33,315.267	13.85	461,416
Band 20	192,486.064	14.01	2,696,730
Band 21	77,481.695	13.95	1,080,870
Band 26	139,168.841	16.21	2,255,927
Band 27	17,307.347	15.98	276,571
Band 28	5,889.954	15.87	93,474
Band 29	124,633.162	15.83	1,972,943
Band 30	49,580.170	15.61	773,946
Band 31	14,129.168	15.49	218,861
Band 32	1,233.848	15.28	18,853
Band 33	811.761	15.14	12,290
Band 34	775.799	15.03	11,660
Band 35	271,979.524	16.36	4,449,585
Band 36	67,694.891	16.21	1,097,334
Band 37	49,555.425	16.09	797,347
Band 38	189,911.419	17.69	3,359,533
Band 39	120,893.128	17.56	2,122,883
Band 40	25,446.280	17.47	444,547
Band 41	21,115.397	16.49	348,193
Band 42	7,690.173	16.38	125,965
Band 43	30,341.183	16.30	494,561
Band 44	1,577.032	14.25	22,473
Band 45	18,439.088	14.08	259,622
Band 46	404,309.154	13.69	5,534,992
Band 47	85,020.605	13.65	1,160,531
Band 49	180.051	11.61	2,090
	7,432,634.163		$ 108,818,780

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Strategic Income Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	158,224.711	$ 10.87	$ 1,719,903
Band 36	24,202.865	10.83	262,117
Band 37	9,614.072	10.81	103,928
Band 38	142,070.729	10.83	1,538,626
Band 39	35,990.981	10.79	388,343
Band 40	14,118.110	10.76	151,911
	384,221.468		$ 4,164,828
ING PIMCO Total Return Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	126,333.793	$ 12.03	$ 1,519,796
Band 36	3,891.008	11.91	46,342
Band 37	5,379.608	11.83	63,641
Band 38	74,753.337	10.99	821,539
Band 39	43,587.740	10.92	475,978
Band 40	5,073.825	10.86	55,102
	259,019.311		$ 2,982,398
ING Solution 2015 Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	82,463.772	$ 11.78	$ 971,423
Band 36	7,325.303	11.74	85,999
Band 37	36,516.324	11.71	427,606
Band 38	95,392.275	11.73	1,118,951
Band 39	31,400.200	11.69	367,068
Band 40	24,993.261	11.66	291,421
	278,091.135		$ 3,262,468
ING Solution 2025 Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	52,413.997	$ 12.23	$ 641,023
Band 36	11,102.571	12.19	135,340
Band 37	888.375	12.16	10,803
Band 38	115,423.932	12.18	1,405,863
Band 39	7,322.940	12.14	88,900
Band 40	20,249.713	12.11	245,224
	207,401.528		$ 2,527,153
ING Solution 2035 Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	24,236.726	$ 12.58	$ 304,898
Band 36	29,965.766	12.54	375,771
Band 38	63,844.687	12.52	799,335
Band 39	2,605.958	12.48	32,522
Band 40	5,666.827	12.45	70,552
	126,319.964		$ 1,583,078

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2045 Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	1,605.773	$ 12.92	$ 20,747
Band 37	10,190.558	12.84	130,847
Band 38	4,265.146	12.86	54,850
Band 39	8,211.107	12.82	105,266
	24,272.584		$ 311,710
ING Solution Income Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	16,951.046	$ 11.02	$ 186,801
Band 36	6,916.229	10.98	75,940
Band 38	14,780.912	10.97	162,147
Band 39	12,935.651	10.93	141,387
	51,583.838		$ 566,275
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	74,241.522	$ 12.41	$ 921,337
Band 36	15,575.945	12.29	191,428
Band 37	3,521.659	12.20	42,964
Band 38	38,635.092	15.06	581,844
Band 39	15,706.610	14.95	234,814
Band 40	3,881.659	14.88	57,759
	151,562.487		$ 2,030,146
ING T. Rowe Price Growth Equity Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	153,128.478	$ 12.52	$ 1,917,169
Band 36	19,401.848	12.40	240,583
Band 37	11,263.654	12.30	138,543
Band 38	96,215.373	14.68	1,412,442
Band 39	27,293.123	14.58	397,934
Band 40	12,539.821	14.50	181,827
	319,842.297		$ 4,288,498

Division/Contract	Units	Unit Value	Extended Value
ING Templeton Foreign Equity Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	3,364.003	$ 11.21	$ 37,710
Band 4	6,280.390	11.20	70,340
Band 5	9,872.764	11.19	110,476
Band 6	237,468.243	11.18	2,654,895
Band 7	84,090.810	11.18	940,135
Band 8	180,654.643	11.17	2,017,912
Band 9	43,509.191	11.17	485,998
Band 10	367,715.135	11.16	4,103,701
Band 11	88,169.980	11.16	983,977
Band 12	10,499.387	11.16	117,173
Band 13	278,154.139	11.15	3,101,419
Band 14	294,759.802	11.15	3,286,572
Band 15	104,438.250	11.14	1,163,442
Band 16	32,278.456	11.13	359,259
Band 17	172,518.217	11.13	1,920,128
Band 18	2,423.980	11.13	26,979
Band 19	8,263.397	11.12	91,889
Band 20	71,757.636	11.15	800,098
Band 21	13,666.031	11.14	152,240
Band 26	31,855.162	11.22	357,415
Band 27	628.613	11.20	7,040
Band 28	2,825.693	11.18	31,591
Band 29	28,172.521	11.18	314,969
Band 30	8,342.907	11.16	93,107
Band 31	5,115.938	11.15	57,043
Band 32	1,232.933	11.12	13,710
Band 33	967.398	11.11	10,748
Band 34	1,800.654	11.10	19,987
Band 38	407.321	11.95	4,867
Band 42	1,824.464	11.14	20,325
Band 43	14,625.915	11.13	162,786
Band 44	348.553	11.10	3,869
Band 45	10,175.023	11.09	112,841
Band 46	126,106.019	11.12	1,402,299
Band 47	17,408.086	11.11	193,404
	2,261,721.654		$ 25,230,344

Division/Contract	Units	Unit Value	Extended Value
ING Thornburg Value Portfolio - Initial Class			
Contracts in accumulation period:			
Band 4	7,667.161	$ 13.84	$ 106,114
Band 7	112.225	9.92	1,113
Band 9	35,666.817	9.84	350,961
Band 10	7,311.138	12.37	90,439
Band 13	9,044.233	9.73	88,000
Band 15	35,051.469	9.65	338,247
Band 20	619.409	12.31	7,625
Band 21	1,412.261	12.26	17,314
Band 26	31,610.559	10.20	322,428
Band 27	40,266.685	10.03	403,875
Band 28	17,254.165	9.95	171,679
Band 29	50,853.510	9.92	504,467
Band 30	24,968.260	9.76	243,690
Band 31	43,383.663	9.68	419,954
Band 32	15,710.211	9.52	149,561
Band 33	1,124.437	9.42	10,592
Band 34	3,647.758	9.34	34,070
Band 41	1,614.519	13.61	21,974
Band 43	3,225.186	13.45	43,379
	330,543.666		$ 3,325,482
ING Thornburg Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 4	1,757.909	$ 11.41	$ 20,058
Band 6	39,144.193	11.40	446,244
Band 7	36,361.055	11.40	414,516
Band 8	24,062.639	11.40	274,314
Band 9	3,543.552	11.39	40,361
Band 10	73,214.653	11.39	833,915
Band 11	37,413.629	11.39	426,141
Band 12	4,320.757	11.39	49,213
Band 13	36,473.823	11.39	415,437
Band 14	64,987.881	11.38	739,562
Band 15	23,150.330	11.38	263,451
Band 16	2,331.499	11.37	26,509
Band 17	74,268.596	11.37	844,434
Band 18	479.178	11.37	5,448
Band 19	4,500.467	11.37	51,170
Band 20	23,170.931	11.38	263,685
Band 21	5,122.906	11.38	58,299
Band 35	59,104.982	11.29	667,295
Band 36	5,538.208	11.18	61,917
Band 37	4,199.957	11.09	46,578
Band 38	10,044.422	14.56	146,247
Band 39	8,738.293	14.46	126,356
Band 46	36,656.550	11.37	416,785
Band 47	13,842.563	11.36	157,252
	592,428.973		$ 6,795,187

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING UBS U.S. Large Cap Equity Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	2,520.428	$ 12.70	$ 32,009
Band 4	41,020.469	13.59	557,468
Band 5	1,614.349	12.63	20,389
Band 6	240,320.499	12.61	3,030,441
Band 7	190,561.319	13.52	2,576,389
Band 8	106,411.775	12.58	1,338,660
Band 9	34,067.185	13.46	458,544
Band 10	165,341.356	13.44	2,222,188
Band 11	68,155.442	12.54	854,669
Band 12	13,638.692	12.53	170,893
Band 13	97,175.879	13.39	1,301,185
Band 14	218,720.388	12.50	2,734,005
Band 15	57,249.139	13.34	763,704
Band 16	7,577.100	12.47	94,486
Band 17	126,031.117	12.46	1,570,348
Band 18	3,735.517	12.45	46,507
Band 19	5,540.289	13.23	73,298
Band 20	60,756.936	13.37	812,320
Band 21	18,157.504	13.32	241,858
Band 26	47,595.176	13.70	652,054
Band 27	1,049.870	13.59	14,268
Band 28	19,340.811	13.53	261,681
Band 29	15,848.004	13.52	214,265
Band 30	852.268	13.41	11,429
Band 31	1,794.999	13.35	23,963
Band 35	33,090.226	12.68	419,584
Band 36	4,011.755	12.55	50,348
Band 37	18,074.251	12.46	225,205
Band 38	20,920.867	15.59	326,156
Band 39	1,218.800	15.48	18,867
Band 40	6,888.229	15.40	106,079
Band 41	10,937.810	13.41	146,676
Band 42	823.171	13.34	10,981
Band 43	12,313.148	13.28	163,519
Band 44	666.700	13.16	8,774
Band 45	11,902.946	13.10	155,929
Band 46	33,661.426	12.44	418,748
Band 47	39,109.450	12.40	484,957
	1,738,695.290		$ 22,612,844

Division/Contract	Units	Unit Value	Extended Value
ING UBS U.S. Small Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 4	92.918	$ 9.70	$ 901
Band 5	6,525.223	9.70	63,295
Band 6	20,870.191	9.69	202,232
Band 7	126,637.724	9.69	1,227,120
Band 8	69,666.293	9.68	674,370
Band 9	22,540.513	9.68	218,192
Band 10	36,917.304	9.67	356,990
Band 11	98,537.543	9.67	952,858
Band 12	580.005	9.67	5,609
Band 13	73,162.906	9.66	706,754
Band 14	12,500.757	9.66	120,757
Band 15	13,722.292	9.65	132,420
Band 16	4,143.323	9.65	39,983
Band 17	11,833.290	9.64	114,073
Band 19	1,310.502	9.63	12,620
Band 20	121.776	9.66	1,176
Band 21	2,359.813	9.65	22,772
Band 26	343.351	9.72	3,337
Band 29	1,400.369	9.69	13,570
Band 38	505.486	10.87	5,495
Band 46	9,736.399	9.64	93,859
Band 47	3,765.633	9.63	36,263
	517,273.611		$ 5,004,646
ING Van Kampen Comstock Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	3,645.196	$ 12.18	$ 44,398
Band 4	138,544.889	14.96	2,072,632
Band 5	13,366.329	14.30	191,139
Band 6	2,275,253.381	14.24	32,399,608
Band 7	270,574.430	14.20	3,842,157
Band 8	423,505.369	14.14	5,988,366
Band 9	269,185.921	14.10	3,795,521
Band 10	2,066,249.443	14.07	29,072,130
Band 11	161,933.759	14.04	2,273,550
Band 12	527,949.016	14.00	7,391,286
Band 13	316,782.634	13.97	4,425,453
Band 14	688,562.558	12.95	8,916,885
Band 15	1,382,804.200	13.87	19,179,494
Band 16	41,628.195	11.72	487,882
Band 17	892,091.087	12.87	11,481,212
Band 18	1,645.354	11.94	19,646
Band 19	52,395.340	12.62	661,229
Band 20	3,095,553.373	13.94	43,152,014
Band 21	133,853.386	12.71	1,701,277
Band 26	248,491.847	14.54	3,613,071

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Comstock			
Portfolio - Service Class (continued)			
Band 27	91,817.827	$ 14.34	$ 1,316,668
Band 28	27,291.337	14.24	388,629
Band 29	294,898.023	14.20	4,187,552
Band 30	152,841.438	14.00	2,139,780
Band 31	95,691.287	13.90	1,330,109
Band 32	21,315.474	13.71	292,235
Band 33	7,505.508	13.58	101,925
Band 34	17,562.747	13.49	236,921
Band 35	166,990.638	14.68	2,451,423
Band 36	45,433.624	14.54	660,605
Band 37	24,726.569	14.44	357,052
Band 38	221,441.454	15.73	3,483,274
Band 39	84,376.618	15.62	1,317,963
Band 40	14,718.211	15.54	228,721
Band 41	35,116.011	14.71	516,557
Band 42	15,324.808	14.62	224,049
Band 43	103,537.544	14.54	1,505,436
Band 44	13,639.106	12.79	174,444
Band 45	27,847.443	12.63	351,713
Band 46	1,418,543.855	11.68	16,568,592
Band 47	68,351.898	11.90	813,388
Band 49	955.294	11.25	10,747
	15,953,942.421		$ 219,366,733
ING Van Kampen Equity and Income Portfolio - Initial Class			
Contracts in accumulation period:			
Band 35	249,752.885	$ 12.22	$ 3,051,980
Band 36	21,169.938	12.18	257,850
Band 37	5,414.597	12.15	65,787
Band 38	29,556.151	12.17	359,698
Band 39	14,260.387	12.13	172,978
Band 40	796.956	12.10	9,643
	320,950.914		$ 3,917,936

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Equity and Income Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	2,016.646	$ 12.12	$ 24,442
Band 4	27,625.428	12.07	333,439
Band 5	4,278.980	12.06	51,604
Band 6	482,346.235	12.04	5,807,449
Band 7	178,095.199	12.03	2,142,485
Band 8	250,190.119	12.01	3,004,783
Band 9	101,882.910	12.00	1,222,595
Band 10	629,056.361	11.98	7,536,095
Band 11	81,712.107	11.97	978,094
Band 12	108,471.122	11.96	1,297,315
Band 13	212,735.428	11.95	2,542,188
Band 14	279,473.889	11.93	3,334,123
Band 15	369,075.336	11.92	4,399,378
Band 16	13,128.747	11.90	156,232
Band 17	432,530.825	11.89	5,142,792
Band 19	7,807.273	11.86	92,594
Band 20	144,283.008	11.94	1,722,739
Band 21	74,413.503	11.91	886,265
Band 26	85,405.592	12.13	1,035,970
Band 27	14,289.327	12.07	172,472
Band 28	2,673.043	12.04	32,183
Band 29	144,450.111	12.03	1,737,735
Band 30	41,545.385	11.96	496,883
Band 31	15,076.350	11.93	179,861
Band 32	12,808.376	11.87	152,035
Band 35	365,656.242	12.45	4,552,420
Band 36	56,264.268	12.33	693,738
Band 37	57,352.374	12.23	701,420
Band 38	340,065.483	14.92	5,073,777
Band 39	45,723.022	14.82	677,615
Band 40	15,849.511	14.74	233,622
Band 41	11,375.659	11.97	136,167
Band 42	2,328.043	11.92	27,750
Band 43	21,578.939	11.89	256,574
Band 44	242.622	11.82	2,868
Band 45	5,734.074	11.79	67,605
Band 46	341,790.465	11.87	4,057,053
Band 47	37,242.511	11.84	440,951
	5,016,574.513		$ 61,403,311

Division/Contract	Units	Unit Value	Extended Value
ING VP Strategic Allocation Conservative Portfolio - Class S			
Contracts in accumulation period:			
Band 35	20,424.271	$ 14.44	$ 294,926
Band 36	6,577.101	14.39	94,644
Band 38	10,595.366	14.38	152,361
Band 39	12,183.696	14.33	174,592
	49,780.434		$ 716,523
ING VP Strategic Allocation Growth Portfolio - Class S			
Contracts in accumulation period:			
Band 35	10,153.383	$ 17.46	$ 177,278
Band 37	946.114	17.35	16,415
Band 38	2,533.759	17.38	44,037
Band 39	4,074.986	17.32	70,579
	17,708.242		$ 308,309
ING VP Strategic Allocation Moderate Portfolio - Class S			
Contracts in accumulation period:			
Band 35	14,340.766	$ 15.92	$ 228,305
Band 36	1,120.047	15.87	17,775
Band 37	5,714.411	15.83	90,459
Band 38	13,646.498	15.86	216,433
Band 39	5,401.703	15.80	85,347
Band 40	3,475.038	15.76	54,767
	43,698.463		$ 693,086
ING VP Growth and Income Portfolio - Class S			
Contracts in accumulation period:			
Band 35	150,140.264	$ 15.75	$ 2,364,709
Band 36	12,489.026	15.63	195,203
Band 37	14,395.980	15.55	223,857
Band 38	113,209.943	14.88	1,684,564
Band 39	17,612.171	14.78	260,308
Band 40	1,971.327	14.70	28,979
	309,818.711		$ 4,757,620

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 1			
Contracts in accumulation period:			
Band 6	94,072.996	$ 10.96	$ 1,031,040
Band 7	24,781.900	10.94	271,114
Band 9	1,172,183.839	10.88	12,753,360
Band 10	27,180.874	10.86	295,184
Band 12	14,024.777	10.83	151,888
Band 13	148,124.060	10.81	1,601,221
Band 14	15,690.291	10.77	168,984
Band 15	591,440.390	10.75	6,357,984
Band 17	16,994.098	10.69	181,667
Band 20	90,281.036	10.79	974,132
Band 26	854,279.830	11.14	9,516,677
Band 27	288,018.067	11.02	3,173,959
Band 28	101,080.495	10.96	1,107,842
Band 29	2,727,484.516	10.94	29,838,681
Band 30	1,078,263.883	10.82	11,666,815
Band 31	889,837.314	10.76	9,574,649
Band 32	54,867.631	10.65	584,340
Band 33	10,707.589	10.58	113,286
Band 34	12,546.746	10.52	131,992
Band 35	164,728.009	11.22	1,848,248
Band 36	5,082.324	11.14	56,617
	8,381,670.665		$ 91,399,680
ING GET U.S. Core Portfolio - Series 2			
Contracts in accumulation period:			
Band 5	2,686.808	$ 10.61	$ 28,507
Band 6	117,971.028	10.57	1,246,954
Band 9	1,098,669.326	10.50	11,536,028
Band 10	10,053.951	10.48	105,365
Band 12	9,563.795	10.45	99,942
Band 13	259,738.507	10.43	2,709,073
Band 14	12,857.223	10.40	133,715
Band 15	361,151.791	10.38	3,748,756
Band 20	7,150.828	10.41	74,440
Band 26	895,812.301	10.73	9,612,066
Band 27	241,396.315	10.62	2,563,629
Band 28	74,521.360	10.57	787,691
Band 29	1,457,520.768	10.55	15,376,844
Band 30	935,793.348	10.45	9,779,040
Band 31	509,882.316	10.39	5,297,677
Band 32	30,959.400	10.30	318,882
Band 33	29,567.060	10.23	302,471
Band 34	47,149.976	10.18	479,987
Band 35	12,222.566	10.80	132,004
Band 38	22,188.211	10.71	237,636
	6,136,856.878		$ 64,570,707

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 3			
Contracts in accumulation period:			
Band 6	87,648.974	$ 10.26	$ 899,278
Band 9	987,734.481	10.19	10,065,014
Band 10	15,484.099	10.18	157,628
Band 12	301.025	10.15	3,055
Band 13	238,428.843	10.13	2,415,284
Band 14	18,027.516	10.10	182,078
Band 15	224,225.109	10.08	2,260,189
Band 26	578,013.088	10.40	6,011,336
Band 27	204,335.972	10.30	2,104,661
Band 28	90,262.565	10.25	925,191
Band 29	2,077,331.898	10.24	21,271,879
Band 30	797,294.897	10.14	8,084,570
Band 31	696,324.429	10.09	7,025,913
Band 32	394,661.062	10.01	3,950,557
Band 33	105,861.016	9.95	1,053,317
Band 34	156,778.259	9.90	1,552,105
Band 35	2,683.545	10.46	28,070
Band 36	11,390.159	10.40	118,458
Band 38	24,227.541	10.38	251,482
Band 40	7,883.174	10.27	80,960
	6,718,897.652		$ 68,441,025
ING GET U.S. Core Portfolio - Series 4			
Contracts in accumulation period:			
Band 6	38,092.390	$ 10.91	$ 415,588
Band 9	572,018.522	10.85	6,206,401
Band 10	69,074.518	10.83	748,077
Band 12	5,971.361	10.80	64,491
Band 13	94,005.169	10.79	1,014,316
Band 15	102,263.069	10.74	1,098,305
Band 19	161,963.851	10.65	1,724,915
Band 20	27,364.804	10.77	294,719
Band 21	59,236.126	10.73	635,604
Band 26	474,648.931	11.05	5,244,871
Band 27	194,866.137	10.96	2,135,733
Band 28	95,532.384	10.91	1,042,258
Band 29	1,151,358.659	10.89	12,538,296
Band 30	467,674.016	10.80	5,050,879
Band 31	238,431.903	10.75	2,563,143
Band 32	528,051.203	10.67	5,634,306
Band 33	110,739.409	10.61	1,174,945
Band 34	89,158.975	10.56	941,519
Band 35	6,299.551	11.11	69,988
Band 36	35,378.672	11.05	390,934
Band 38	12,167.384	11.04	134,328
Band 39	6,791.212	10.97	74,500
Band 40	3,941.565	10.93	43,081
Band 44	21,121.080	10.63	224,517
Band 45	48,307.926	10.59	511,581
	4,614,458.817		$ 49,977,295

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 5			
Contracts in accumulation period:			
Band 6	48,918.387	$ 11.51	$ 563,051
Band 9	82,680.414	11.45	946,691
Band 10	134,532.828	11.44	1,539,056
Band 13	3,343.137	11.39	38,078
Band 15	19,277.460	11.35	218,799
Band 19	195,828.368	11.26	2,205,027
Band 20	17,220.239	11.38	195,966
Band 21	35,078.853	11.33	397,443
Band 26	239,455.845	11.64	2,787,266
Band 27	44,829.393	11.55	517,779
Band 28	35,187.378	11.51	405,007
Band 29	812,437.765	11.49	9,334,910
Band 30	507,710.068	11.40	5,787,895
Band 31	140,802.591	11.36	1,599,517
Band 32	23,506.731	11.28	265,156
Band 33	43,750.522	11.22	490,881
Band 34	7,325.353	11.18	81,897
Band 38	11,480.628	11.63	133,520
Band 39	6,143.882	11.57	71,085
Band 40	14,017.985	11.53	161,627
Band 44	56,886.163	11.21	637,694
Band 45	26,198.263	11.17	292,635
	2,506,612.253		$ 28,670,980
ING GET U.S. Core Portfolio - Series 6			
Contracts in accumulation period:			
Band 6	5,770.305	$ 11.00	$ 63,473
Band 9	127,819.448	10.95	1,399,623
Band 10	75,570.164	10.94	826,738
Band 12	1,495.537	10.91	16,316
Band 13	12,962.845	10.90	141,295
Band 15	47,641.055	10.86	517,382
Band 19	62,978.172	10.78	678,905
Band 20	11,855.270	10.88	128,985
Band 21	46,578.356	10.85	505,375
Band 26	405,247.934	11.11	4,502,305
Band 27	114,340.524	11.04	1,262,319
Band 28	78,579.236	11.00	864,372
Band 29	970,805.138	10.98	10,659,440
Band 30	369,165.336	10.91	4,027,594
Band 31	254,442.968	10.87	2,765,795
Band 32	45,902.717	10.80	495,749
Band 33	9,907.579	10.75	106,506
Band 34	5,169.746	10.71	55,368
Band 35	3,389.722	11.17	37,863
Band 38	31,748.785	11.10	352,412
Band 39	17,014.329	11.05	188,008
Band 44	20,358.560	10.74	218,651
Band 45	56,468.404	10.70	604,212
	2,775,212.130		$ 30,418,686

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 7			
Contracts in accumulation period:			
Band 6	1,554.928	$ 10.87	$ 16,902
Band 9	157,337.357	10.82	1,702,390
Band 10	67,224.391	10.81	726,696
Band 13	121,338.471	10.77	1,306,815
Band 15	71,686.173	10.74	769,909
Band 19	22,328.739	10.67	238,248
Band 20	9,738.585	10.76	104,787
Band 21	36,013.541	10.73	386,425
Band 26	184,567.849	10.97	2,024,709
Band 27	29,210.627	10.90	318,396
Band 28	14,815.270	10.86	160,894
Band 29	897,126.580	10.85	9,733,823
Band 30	178,499.636	10.78	1,924,226
Band 31	137,076.962	10.75	1,473,577
Band 32	16,538.066	10.69	176,792
Band 33	32,656.822	10.64	347,469
Band 34	49,798.265	10.61	528,360
Band 35	410.995	11.01	4,525
Band 38	17,393.858	10.96	190,637
Band 44	54,048.863	10.64	575,080
Band 45	17,597.386	10.60	186,532
	2,116,963.364		$ 22,897,192
ING GET U.S. Core Portfolio - Series 8			
Contracts in accumulation period:			
Band 6	208.247	$ 10.95	$ 2,280
Band 9	19,886.964	10.91	216,967
Band 10	75,358.542	10.90	821,408
Band 13	3,166.466	10.87	34,419
Band 15	10,811.211	10.84	117,194
Band 19	34,392.573	10.78	370,752
Band 20	5,391.774	10.86	58,555
Band 21	12,131.005	10.83	131,379
Band 26	180,471.790	11.04	1,992,409
Band 27	52,319.474	10.98	574,468
Band 28	4,927.595	10.95	53,957
Band 29	418,158.389	10.94	4,574,653
Band 30	78,050.494	10.88	849,189
Band 31	73,850.798	10.85	801,281
Band 32	1,812.162	10.79	19,553
Band 33	1,061.743	10.76	11,424
Band 34	302.645	10.73	3,247
Band 35	287.196	11.08	3,182
Band 38	10,094.855	11.03	111,346
Band 44	8,151.165	10.75	87,625
Band 45	7,191.600	10.72	77,094
	998,026.688		$ 10,912,382

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 9			
Contracts in accumulation period:			
Band 9	32,081.243	$ 10.73	$ 344,232
Band 10	22,097.562	10.72	236,886
Band 13	2,044.350	10.70	21,875
Band 14	9,975.562	10.68	106,539
Band 15	17,128.485	10.67	182,761
Band 19	13,492.451	10.62	143,290
Band 20	4,078.883	10.69	43,603
Band 21	301.612	10.66	3,215
Band 26	195,332.392	10.84	2,117,403
Band 27	74,814.089	10.79	807,244
Band 28	58,867.374	10.76	633,413
Band 29	253,739.063	10.75	2,727,695
Band 30	101,034.003	10.70	1,081,064
Band 31	125,822.478	10.68	1,343,784
Band 32	3,733.579	10.63	39,688
Band 35	7,911.460	10.88	86,077
Band 39	12,973.919	10.80	140,118
Band 44	1,006.671	10.59	10,661
Band 45	3,180.473	10.57	33,618
	939,615.649		$ 10,103,166
ING GET U.S. Core Portfolio - Series 10			
Contracts in accumulation period:			
Band 9	74,558.366	$ 10.71	$ 798,520
Band 10	66,116.377	10.71	708,106
Band 13	14,901.390	10.68	159,147
Band 15	745.651	10.66	7,949
Band 19	59,386.310	10.62	630,683
Band 20	3,199.292	10.68	34,168
Band 21	504.045	10.66	5,373
Band 26	78,601.656	10.80	848,898
Band 27	1,167.353	10.76	12,561
Band 28	25,455.199	10.74	273,389
Band 29	190,054.813	10.73	2,039,288
Band 30	32,659.290	10.69	349,128
Band 31	218,428.774	10.67	2,330,635
Band 32	15,210.254	10.63	161,685
Band 33	2,210.085	10.60	23,427
Band 34	2,407.253	10.58	25,469
Band 35	18,145.074	10.83	196,511
Band 45	1,076.349	10.57	11,377
	804,827.531		$ 8,616,314

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 11			
Contracts in accumulation period:			
Band 9	19,355.125	$ 10.58	$ 204,777
Band 10	43,124.744	10.57	455,829
Band 13	2,977.527	10.55	31,413
Band 15	2,479.059	10.54	26,129
Band 19	502.598	10.50	5,277
Band 20	501.440	10.55	5,290
Band 26	176,132.807	10.65	1,875,814
Band 27	61,639.129	10.62	654,608
Band 28	23,825.712	10.60	252,553
Band 29	166,716.330	10.59	1,765,526
Band 30	240,001.791	10.56	2,534,419
Band 31	76,779.812	10.54	809,259
Band 32	826.491	10.51	8,686
Band 33	101,566.051	10.48	1,064,412
Band 39	1.362	10.62	14
Band 44	127,828.308	10.48	1,339,641
Band 45	11,725.837	10.46	122,652
	1,055,984.123		$ 11,156,299
ING GET U.S. Core Portfolio - Series 12			
Contracts in accumulation period:			
Band 9	10,333.102	$ 11.18	$ 115,524
Band 10	16,192.963	11.18	181,037
Band 13	862.444	11.16	9,625
Band 15	14,446.588	11.15	161,079
Band 19	5,905.620	11.12	65,670
Band 21	5,185.224	11.14	57,763
Band 26	41,250.819	11.24	463,659
Band 27	39,570.219	11.21	443,582
Band 28	382.688	11.20	4,286
Band 29	210,024.376	11.19	2,350,173
Band 30	52,110.995	11.17	582,080
Band 31	9,965.669	11.15	111,117
Band 32	11,514.376	11.12	128,040
Band 33	11.116	11.11	123
Band 34	1,612.449	11.09	17,882
Band 44	1,445.226	11.10	16,042
Band 45	5,563.085	11.09	61,695
	426,376.959		$ 4,769,377

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 13			
Contracts in accumulation period:			
Band 9	27,576.542	$ 10.07	$ 277,696
Band 10	27,585.522	10.07	277,786
Band 13	1,540.151	10.06	15,494
Band 15	14,433.793	10.05	145,060
Band 19	1,936.309	10.04	19,441
Band 26	557,779.550	10.11	5,639,151
Band 27	405,952.769	10.09	4,096,063
Band 28	175,308.372	10.08	1,767,108
Band 29	2,054,074.306	10.08	20,705,069
Band 30	1,298,478.454	10.06	13,062,693
Band 31	646,504.088	10.06	6,503,831
Band 32	56,402.445	10.04	566,281
Band 33	4,933.719	10.03	49,485
Band 45	36.273	10.02	363
	5,272,542.293		$ 53,125,521
ING VP Global Equity Dividend Portfolio			
Contracts in accumulation period:			
Band 2	518.955	$ 9.50	$ 4,930
Band 4	26,597.026	9.34	248,416
Band 5	74,436.000	9.31	692,999
Band 6	710,613.712	9.24	6,566,071
Band 7	1,068,931.131	9.21	9,844,856
Band 8	146,021.823	9.15	1,336,100
Band 9	82,749.408	9.12	754,675
Band 10	538,201.178	9.09	4,892,249
Band 11	312,288.174	9.06	2,829,331
Band 12	349,292.652	9.03	3,154,113
Band 13	724,601.497	9.00	6,521,413
Band 14	1,182,047.692	8.94	10,567,506
Band 15	115,170.097	8.90	1,025,014
Band 16	33,341.256	8.84	294,737
Band 17	336,829.187	8.81	2,967,465
Band 18	20,945.844	8.78	183,905
Band 19	75,234.953	8.72	656,049
Band 20	580,035.060	8.97	5,202,914
Band 21	121,968.388	8.87	1,081,860
Band 25	14,818.556	9.56	141,665

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Global Equity Dividend Portfolio (continued)			
Band 26	29,736.689	$ 9.53	$ 283,391
Band 27	26,520.216	9.34	247,699
Band 28	3,891.978	9.24	35,962
Band 29	48,153.379	9.21	443,493
Band 30	18,580.259	9.02	167,594
Band 31	37,341.246	8.93	333,457
Band 32	5,930.184	8.76	51,948
Band 33	1,132.910	8.64	9,788
Band 34	1,074.588	8.55	9,188
Band 41	105.180	15.25	1,604
Band 42	47.434	15.15	719
Band 43	3,739.190	15.07	56,350
Band 45	3,768.760	13.47	50,765
Band 46	56,195.684	12.93	726,610
Band 47	28,693.721	12.89	369,862
	6,779,554.007		$ 61,754,698
ING VP Global Science and Technology Portfolio - Class S			
Contracts in accumulation period:			
Band 35	11,674.390	$ 13.64	$ 159,239
Band 36	3,892.874	13.60	52,943
Band 37	12,982.822	13.56	176,047
Band 38	3,233.153	13.58	43,906
Band 39	4,083.597	13.54	55,292
Band 40	4,660.274	13.50	62,914
	40,527.110		$ 550,341
ING VP Growth Portfolio - Class S			
Contracts in accumulation period:			
Band 35	14,238.939	$ 10.47	$ 149,082
Band 38	8,919.592	13.32	118,809
Band 40	422.726	13.16	5,563
	23,581.257		$ 273,454

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus LargeCap Portfolio - Class S			
Contracts in accumulation period:			
Band 2	9,179.123	$ 11.66	$ 107,029
Band 4	93,834.963	11.50	1,079,102
Band 5	51,740.449	11.47	593,463
Band 6	1,498,538.000	11.40	17,083,333
Band 7	1,403,788.872	11.37	15,961,079
Band 8	827,701.368	11.31	9,361,302
Band 9	317,311.332	11.28	3,579,272
Band 10	1,941,369.360	11.25	21,840,405
Band 11	347,017.640	11.22	3,893,538
Band 12	267,970.827	11.18	2,995,914
Band 13	1,154,153.699	11.15	12,868,814
Band 14	2,321,125.362	11.09	25,741,280
Band 15	842,996.809	11.06	9,323,545
Band 16	76,121.351	11.00	837,335
Band 17	1,722,487.046	10.97	18,895,683
Band 18	32,579.718	10.94	356,422
Band 19	210,090.056	10.88	2,285,780
Band 20	1,003,426.571	11.12	11,158,103
Band 21	233,586.930	11.03	2,576,464
Band 26	397,878.812	11.69	4,651,203
Band 27	142,532.976	11.50	1,639,129
Band 28	62,774.416	11.40	715,628
Band 29	587,918.065	11.37	6,684,628
Band 30	265,732.378	11.18	2,970,888
Band 31	121,892.812	11.09	1,351,791
Band 32	43,630.589	10.91	476,010
Band 33	13,581.482	10.79	146,544
Band 34	44,058.406	10.70	471,425
Band 35	706,795.581	11.82	8,354,324
Band 36	54,907.641	11.69	641,870
Band 37	16,697.930	11.59	193,529
Band 38	264,313.243	14.76	3,901,263
Band 39	84,321.576	14.66	1,236,154
Band 40	29,608.324	14.59	431,985
Band 41	86,260.712	13.82	1,192,123
Band 42	31,631.811	13.72	433,988
Band 43	78,472.524	13.65	1,071,150
Band 44	4,837.400	12.36	59,790
Band 45	70,922.584	12.21	865,965
Band 46	460,829.412	11.59	5,341,013
Band 47	117,768.781	11.55	1,360,229
	18,042,386.931		$ 204,728,492

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus MidCap Portfolio - Class S			
Contracts in accumulation period:			
Band 2	1,508.863	$ 13.39	$ 20,204
Band 4	138,286.430	14.98	2,071,531
Band 5	25,198.747	15.12	381,005
Band 6	1,780,924.330	13.25	23,597,247
Band 7	977,910.373	14.99	14,658,876
Band 8	1,002,636.160	13.19	13,224,771
Band 9	389,412.849	14.87	5,790,569
Band 10	1,783,463.670	12.78	22,792,666
Band 11	409,290.751	13.14	5,378,080
Band 12	108,782.188	13.12	1,427,222
Band 13	799,018.950	14.70	11,745,579
Band 14	1,417,685.229	13.07	18,529,146
Band 15	843,067.968	14.58	12,291,931
Band 16	38,467.912	13.02	500,852
Band 17	1,567,111.194	13.00	20,372,446
Band 18	2,323.300	12.98	30,156
Band 19	87,337.298	12.57	1,097,830
Band 20	625,859.160	12.71	7,954,670
Band 21	219,510.930	12.66	2,779,008
Band 26	470,324.573	15.41	7,247,702
Band 27	164,672.900	15.16	2,496,441
Band 28	63,191.498	15.03	949,768
Band 29	565,542.043	14.99	8,477,475
Band 30	330,075.473	14.74	4,865,312
Band 31	204,576.000	14.62	2,990,901
Band 32	40,904.251	14.38	588,203
Band 33	26,921.662	14.23	383,095
Band 34	37,330.733	14.11	526,737
Band 35	390,172.651	15.58	6,078,890
Band 36	67,316.706	15.41	1,037,350
Band 37	17,013.635	15.28	259,968
Band 38	284,156.802	16.21	4,606,182
Band 39	78,989.935	16.10	1,271,738
Band 40	30,593.992	16.02	490,116
Band 41	80,059.179	14.73	1,179,272
Band 42	40,799.490	14.63	596,897
Band 43	101,581.846	14.56	1,479,032
Band 44	25,395.206	12.88	327,090
Band 45	90,628.424	12.44	1,127,418
Band 46	679,612.040	11.84	8,046,607
Band 47	89,685.943	11.80	1,058,294
Band 49	190.142	10.85	2,063
Band 50	509.406	10.83	5,517
	16,098,040.832		$ 220,735,857

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus SmallCap Portfolio - Class S			
Contracts in accumulation period:			
Band 2	3,632.996	$ 14.03	$ 50,971
Band 4	106,404.113	15.80	1,681,185
Band 5	26,378.778	16.50	435,250
Band 6	1,463,521.895	13.88	20,313,684
Band 7	720,705.775	16.37	11,797,954
Band 8	784,268.944	13.83	10,846,439
Band 9	336,858.683	16.23	5,467,216
Band 10	1,573,445.673	13.35	21,005,500
Band 11	394,632.564	13.77	5,434,090
Band 12	116,900.956	13.75	1,607,388
Band 13	986,085.947	16.05	15,826,679
Band 14	1,218,124.434	13.70	16,688,305
Band 15	678,475.842	15.92	10,801,335
Band 16	42,509.139	13.64	579,825
Band 17	1,370,198.734	13.62	18,662,107
Band 18	8,125.294	13.60	110,504
Band 19	124,046.298	13.14	1,629,968
Band 20	494,277.649	13.28	6,564,007
Band 21	212,304.091	13.23	2,808,783
Band 26	328,082.379	16.82	5,518,346
Band 27	115,088.451	16.55	1,904,714
Band 28	45,793.946	16.41	751,479
Band 29	545,945.250	16.36	8,931,664
Band 30	226,332.329	16.09	3,641,687
Band 31	172,411.531	15.96	2,751,688
Band 32	30,062.516	15.70	471,982
Band 33	14,035.374	15.53	217,969
Band 34	19,523.677	15.40	300,665
Band 35	190,379.905	17.01	3,238,362
Band 36	22,701.812	16.82	381,844
Band 37	5,993.923	16.69	100,039
Band 38	164,081.090	17.26	2,832,040
Band 39	27,289.918	17.14	467,749
Band 40	11,647.669	17.05	198,593
Band 41	81,121.974	15.53	1,259,824
Band 42	35,634.148	15.43	549,835
Band 43	126,249.700	15.35	1,937,933
Band 44	10,630.064	13.49	143,400
Band 45	69,160.831	12.99	898,399
Band 46	651,810.029	11.87	7,736,985
Band 47	79,675.730	11.83	942,564
	13,634,550.051		$ 197,488,951

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP International Equity Portfolio - Class S			
Contracts in accumulation period:			
Band 35	20,227.582	$ 15.62	$ 315,955
Band 36	1,725.616	15.47	26,695
Band 37	3,989.661	15.35	61,241
Band 38	21,662.807	19.86	430,223
Band 39	205.946	19.72	4,061
Band 40	978.967	19.62	19,207
	48,790.579		$ 857,382
ING VP Small Company Portfolio - Class S			
Contracts in accumulation period:			
Band 35	43,692.787	$ 14.72	$ 643,158
Band 36	6,377.397	14.57	92,919
Band 37	3,843.288	14.46	55,574
Band 38	48,264.408	16.75	808,429
Band 39	30,105.017	16.63	500,646
Band 40	3,019.322	16.55	49,970
	135,302.219		$ 2,150,696
ING VP Value Opportunity Portfolio - Class S			
Contracts in accumulation period:			
Band 2	3,952.481	$ 11.39	$ 45,019
Band 4	11,296.795	14.48	163,578
Band 5	16,958.213	10.54	178,740
Band 6	246,940.575	11.34	2,800,306
Band 7	415,363.976	10.45	4,340,554
Band 8	24,365.012	11.32	275,812
Band 9	67,339.298	10.36	697,635
Band 10	134,455.498	12.78	1,718,341
Band 11	166,214.373	11.30	1,878,222
Band 12	75,541.817	11.30	853,623
Band 13	211,257.418	10.25	2,165,389
Band 14	258,523.232	11.28	2,916,142
Band 15	52,869.373	10.16	537,153
Band 16	12,727.588	11.26	143,313
Band 17	59,184.596	11.25	665,827
Band 18	7,885.893	11.25	88,716
Band 19	10,275.539	12.57	129,164
Band 20	139,838.168	12.71	1,777,343
Band 21	28,850.014	12.66	365,241
Band 25	546.982	11.40	6,236
Band 26	101,433.504	10.74	1,089,396
Band 27	53,567.228	10.56	565,670
Band 28	30,471.974	10.48	319,346
Band 29	91,935.456	10.45	960,726
Band 30	79,078.780	10.28	812,930
Band 31	31,506.353	10.19	321,050
Band 32	198.007	10.03	1,986

Division/Contract	Units	Unit Value	Extended Value
ING VP Value Opportunity Portfolio - Class S (continued)			
Band 34	14,743.503	$ 9.83	$ 144,929
Band 35	36,700.267	10.86	398,565
Band 36	3,805.891	10.74	40,875
Band 38	3,686.851	15.12	55,745
Band 39	1,858.467	15.02	27,914
Band 41	3,551.205	14.24	50,569
Band 42	853.376	14.14	12,067
Band 43	34,265.242	14.07	482,112
Band 45	488.677	12.56	6,138
	2,432,531.622		$ 27,036,372
ING VP Financial Services Portfolio - Class S			
Contracts in accumulation period:			
Band 3	534.543	$ 13.62	$ 7,280
Band 4	18,118.212	13.65	247,314
Band 5	25,735.098	13.63	350,769
Band 6	807,554.169	13.60	10,982,737
Band 7	772,790.683	13.58	10,494,497
Band 8	245,772.448	13.54	3,327,759
Band 9	68,515.368	13.52	926,328
Band 10	650,093.007	13.50	8,776,256
Band 11	334,914.275	13.49	4,517,994
Band 12	223,192.492	13.47	3,006,403
Band 13	446,884.323	13.45	6,010,594
Band 14	980,006.958	13.41	13,141,893
Band 15	245,061.062	13.40	3,283,818
Band 16	59,906.855	13.36	800,356
Band 17	601,882.401	13.34	8,029,111
Band 18	5,357.570	13.32	71,363
Band 19	42,500.838	13.29	564,836
Band 20	600,890.421	13.43	8,069,958
Band 21	93,228.728	13.38	1,247,400
Band 25	3,523.612	13.78	48,555
Band 26	110,224.312	13.76	1,516,687
Band 27	16,995.549	13.65	231,989
Band 28	6,978.706	13.60	94,910
Band 29	128,883.561	13.58	1,750,239
Band 30	30,598.258	13.47	412,159
Band 31	41,523.751	13.41	556,834
Band 32	437.804	13.31	5,827
Band 33	1,396.943	13.24	18,496
Band 34	5,943.276	13.18	78,332
Band 35	4,609.510	13.53	62,367
Band 36	2,989.749	13.48	40,302
Band 37	951.614	13.45	12,799
Band 38	7,436.683	13.47	100,172
Band 39	14,609.735	13.42	196,063

Division/Contract	Units	Unit Value	Extended Value
ING VP Financial Services Portfolio - Class S (continued)			
Band 40	4,945.483	$ 13.39	$ 66,220
Band 41	15,990.736	13.47	215,395
Band 42	2,331.686	13.40	31,245
Band 43	14,822.224	13.34	197,728
Band 45	12,447.644	13.16	163,811
Band 46	208,158.257	12.26	2,552,020
Band 47	45,151.322	12.22	551,749
	6,903,889.866		$ 92,760,565
ING VP International Value Portfolio - Class S			
Contracts in accumulation period:			
Band 35	147,018.557	$ 17.53	$ 2,577,235
Band 36	32,901.563	17.35	570,842
Band 37	19,175.947	17.22	330,210
Band 38	121,448.058	19.23	2,335,446
Band 39	49,956.501	19.10	954,169
Band 40	9,309.082	19.00	176,873
	379,809.708		$ 6,944,775
ING VP MidCap Opportunities Portfolio - Class S			
Contracts in accumulation period:			
Band 4	100.526	$ 8.74	$ 879
Band 5	18,617.896	8.71	162,162
Band 6	369,355.072	8.66	3,198,615
Band 7	507,772.394	8.64	4,387,153
Band 8	48,053.329	8.59	412,778
Band 9	21,162.533	8.57	181,363
Band 10	229,809.170	8.54	1,962,570
Band 11	188,734.901	8.52	1,608,021
Band 12	127,480.489	8.49	1,082,309
Band 13	263,522.681	8.47	2,232,037
Band 14	539,887.747	8.42	4,545,855
Band 15	45,889.558	8.39	385,013
Band 16	19,446.527	8.35	162,379
Band 17	196,649.971	8.32	1,636,128
Band 18	6,591.581	8.30	54,710
Band 19	41,025.735	8.25	338,462
Band 20	291,427.382	8.44	2,459,647
Band 21	33,208.873	8.37	277,958
Band 25	2,724.564	8.92	24,303
Band 35	38,944.946	12.65	492,654
Band 36	409.246	12.52	5,124
Band 37	1,179.202	12.43	14,657
Band 38	8,988.420	14.90	133,927
Band 39	31.574	14.80	467
Band 40	534.307	14.73	7,870
Band 46	13,379.844	11.52	154,136
Band 47	1,797.357	11.48	20,634
	3,016,725.825		$ 25,941,811

Division/Contract	Units	Unit Value	Extended Value
ING VP Real Estate Portfolio - Class S			
Contracts in accumulation period:			
Band 35	143,695.839	$ 15.63	$ 2,245,966
Band 36	29,985.280	15.58	467,171
Band 37	4,231.707	15.54	65,761
Band 38	148,738.040	15.56	2,314,364
Band 39	52,654.267	15.51	816,668
Band 40	12,245.571	15.47	189,439
	391,550.704		$ 6,099,369
ING VP SmallCap Opportunities Portfolio - Class S			
Contracts in accumulation period:			
Band 2	6,521.436	$ 8.32	$ 54,258
Band 4	22,812.732	8.20	187,064
Band 5	130,866.072	8.17	1,069,176
Band 6	1,976,720.264	8.13	16,070,736
Band 7	2,086,323.477	8.10	16,899,220
Band 8	514,892.837	8.06	4,150,036
Band 9	126,536.476	8.04	1,017,353
Band 10	1,332,136.743	8.01	10,670,415
Band 11	628,606.429	7.99	5,022,565
Band 12	564,312.463	7.97	4,497,570
Band 13	1,367,397.403	7.94	10,857,135
Band 14	2,209,987.786	7.90	17,458,904
Band 15	280,862.055	7.87	2,210,384
Band 16	51,562.762	7.83	403,736
Band 17	1,086,585.890	7.81	8,486,236
Band 18	45,486.334	7.78	353,884
Band 19	132,296.428	7.74	1,023,974
Band 20	1,252,117.578	7.92	9,916,771
Band 21	171,487.847	7.85	1,346,180
Band 25	59,758.063	8.36	499,577
Band 26	4,419.222	13.38	59,129
Band 27	87.399	13.31	1,163
Band 28	597.842	13.27	7,933
Band 29	8,703.737	13.26	115,412
Band 30	13,855.973	13.19	182,760
Band 31	2,133.929	13.16	28,083
Band 33	7.119	13.05	93
Band 35	33,355.313	8.44	281,519
Band 36	1,594.054	8.34	13,294
Band 38	5,921.515	15.69	92,909
Band 39	699.091	15.58	10,892
Band 40	558.150	15.50	8,651
Band 41	2,647.299	13.20	34,944
Band 43	9,666.973	13.12	126,831
Band 44	486.265	13.04	6,341
Band 45	2,133.708	13.00	27,738
Band 46	255,077.989	11.96	3,050,733
Band 47	38,042.627	11.92	453,468
	14,427,259.280		$ 116,697,067

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Balanced Portfolio - Class S			
Contracts in accumulation period:			
Band 4	5,861.399	$ 10.49	$ 61,486
Band 7	12,770.340	10.48	133,833
Band 9	85,770.223	10.47	898,014
Band 10	14,889.119	10.46	155,740
Band 13	11,835.750	10.45	123,684
Band 15	35,178.570	10.44	367,264
Band 19	8,496.744	10.42	88,536
Band 20	2,929.129	10.45	30,609
Band 21	34,644.016	10.44	361,684
Band 26	96,281.303	10.51	1,011,916
Band 27	35,502.659	10.49	372,423
Band 28	4,849.137	10.48	50,819
Band 29	96,371.090	10.48	1,009,969
Band 30	54,427.673	10.46	569,313
Band 31	34,864.779	10.44	363,988
Band 32	10,545.298	10.42	109,882
Band 33	2,866.869	10.41	29,844
Band 34	8,979.727	10.40	93,389
Band 35	112,784.080	13.78	1,554,165
Band 36	6,892.008	13.68	94,283
Band 37	17,742.010	13.61	241,469
Band 38	123,349.938	13.33	1,644,255
Band 39	16,673.592	13.24	220,758
Band 40	4,351.203	13.17	57,305
Band 41	44,324.572	10.46	463,635
Band 42	5,854.458	10.44	61,121
Band 43	12,317.683	10.43	128,473
Band 44	2,638.582	10.41	27,468
Band 45	3,570.930	10.39	37,102
	907,562.881		$ 10,362,427

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Intermediate Bond Portfolio - Class S			
Contracts in accumulation period:			
Band 1	7,583.224	$ 12.26	$ 92,970
Band 2	25,690.830	12.15	312,144
Band 3	376.768	11.95	4,502
Band 4	195,604.276	12.00	2,347,251
Band 5	93,761.769	11.98	1,123,266
Band 6	7,089,554.892	11.92	84,507,494
Band 7	3,602,732.998	11.89	42,836,495
Band 8	4,026,439.022	11.84	47,673,038
Band 9	355,998.182	11.81	4,204,339
Band 10	9,597,874.967	11.78	113,062,967
Band 11	1,829,495.441	11.75	21,496,571
Band 12	443,958.490	11.72	5,203,194
Band 13	4,238,740.730	11.70	49,593,267
Band 14	5,444,386.299	11.64	63,372,657
Band 15	2,311,168.898	11.61	26,832,671
Band 16	502,980.057	11.56	5,814,449
Band 17	4,031,996.280	11.53	46,488,917
Band 18	180,773.110	11.50	2,078,891
Band 19	330,674.355	11.45	3,786,221
Band 20	2,180,719.658	11.67	25,448,998
Band 21	257,927.421	11.59	2,989,379
Band 25	58,175.953	12.20	709,747
Band 26	249,343.947	10.42	2,598,164
Band 27	127,686.519	10.36	1,322,832
Band 28	10,449.151	10.33	107,940
Band 29	284,350.656	10.33	2,937,342
Band 30	134,360.013	10.27	1,379,877
Band 31	68,812.681	10.25	705,330
Band 32	7,181.145	10.19	73,176
Band 33	936.938	10.16	9,519
Band 35	453,380.403	12.29	5,572,045
Band 36	134,574.821	12.18	1,639,121
Band 37	38,570.098	12.09	466,312
Band 38	816,195.610	11.23	9,165,877
Band 39	238,378.962	11.15	2,657,925
Band 40	101,630.959	11.09	1,127,087
Band 41	106,855.032	10.27	1,097,401
Band 42	13,078.266	10.24	133,921
Band 43	99,914.590	10.21	1,020,128
Band 44	3,726.030	10.15	37,819
Band 45	1,748.793	10.12	17,698
Band 46	2,860,219.884	10.21	29,202,845
Band 47	456,527.639	10.18	4,647,451
Band 49	8,959.242	10.41	93,266
Band 50	5,230.607	10.40	54,398
Band 51	6,296.461	10.38	65,357
Band 52	36.963	10.42	385
Band 54	3,932.872	10.39	40,863
	53,038,991.902		$ 616,153,507

Division/Contract	Units	Unit Value	Extended Value
Legg Mason Partners Variable High Income Portfolio			
Contracts in accumulation period:			
Band 22	142.889	$ 17.40	$ 2,486
Band 23	7,924.444	17.10	135,508
	8,067.333		$ 137,994
Legg Mason Partners Variable International All Cap Growth Portfolio			
Contracts in accumulation period:			
Band 22	156.555	$ 17.93	$ 2,807
Band 23	7,561.526	17.61	133,158
	7,718.081		$ 135,965
Legg Mason Partners Variable Large Cap Value Portfolio			
Contracts in accumulation period:			
Band 22	220.490	$ 24.10	$ 5,314
Band 23	10,565.143	23.68	250,183
	10,785.633		$ 255,497
Legg Mason Partners Variable Money Market Portfolio			
Contracts in accumulation period:			
Band 23	1,806.774	$ 12.94	$ 23,380
	1,806.774		$ 23,380

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Colonial Small Cap Value Fund, Variable Series - Class B			
Contracts in accumulation period:			
Band 2	2,023.740	$ 13.47	$ 27,260
Band 4	17,061.701	20.60	351,471
Band 5	44,124.297	20.56	907,196
Band 6	2,430,080.896	20.49	49,792,358
Band 7	1,713,584.377	20.45	35,042,801
Band 8	809,299.330	20.37	16,485,427
Band 9	116,265.796	20.34	2,364,846
Band 10	2,192,901.799	20.30	44,515,907
Band 11	661,612.608	20.26	13,404,271
Band 12	314,959.306	20.22	6,368,477
Band 13	883,123.284	20.19	17,830,259
Band 14	2,514,607.362	20.11	50,568,754
Band 15	661,159.325	20.07	13,269,468
Band 16	83,082.664	20.00	1,661,653
Band 17	1,664,797.489	19.96	33,229,358
Band 18	22,149.417	19.92	441,216
Band 19	143,416.779	19.85	2,846,823
Band 20	1,483,585.739	20.15	29,894,253
Band 21	108,275.096	20.04	2,169,833
Band 26	34,139.713	13.48	460,203
Band 27	7,757.615	13.41	104,030
Band 28	673.930	13.37	9,010
Band 29	53,854.252	13.36	719,493
Band 30	24,268.570	13.29	322,529
Band 31	11,104.023	13.26	147,239
Band 32	2,452.124	13.19	32,344
Band 33	130.997	13.15	1,723
Band 41	2,954.608	13.30	39,296
Band 42	3,136.317	13.25	41,556
Band 43	11,572.432	13.22	152,988
Band 44	9,996.216	13.13	131,250
Band 45	2,580.503	13.10	33,805
Band 46	893,269.883	12.38	11,058,681
Band 47	67,331.230	12.34	830,867
	16,991,333.418		$ 335,256,645
Oppenheimer Main Street Small Cap Fund®/VA - Service Class			
Contracts in accumulation period:			
Band 35	20,003.021	$ 19.32	$ 386,458
Band 36	5,384.504	19.25	103,652
Band 37	1,481.547	19.20	28,446
Band 38	14,876.985	19.24	286,233
Band 40	916.499	19.12	17,523
	42,662.556		$ 822,312

Division/Contract	Units	Unit Value	Extended Value
PIMCO Real Return Portfolio - Administrative Class			
Contracts in accumulation period:			
Band 35	52,652.119	$ 10.06	$ 529,680
Band 36	24,624.330	10.02	246,736
Band 37	2,267.846	10.00	22,678
Band 38	33,774.654	10.01	338,084
Band 39	9,642.176	9.98	96,229
Band 40	6,798.183	9.95	67,642
	129,759.308		$ 1,301,049
Pioneer Equity Income VCT Portfolio - Class II			
Contracts in accumulation period:			
Band 35	216,455.616	$ 14.69	$ 3,179,733
Band 36	36,105.384	14.55	525,333
Band 37	24,210.061	14.44	349,593
Band 38	187,681.711	16.47	3,091,118
Band 39	71,802.667	16.35	1,173,974
Band 40	14,601.812	16.27	237,571
	550,857.251		$ 8,557,322
Pioneer Small Cap Value VCT Portfolio - Class II			
Contracts in accumulation period:			
Band 4	21,824.010	$ 10.70	$ 233,517
Band 7	4,259.645	10.69	45,536
Band 9	65,782.815	10.68	702,560
Band 10	11,585.596	10.68	123,734
Band 13	18,319.172	10.67	195,466
Band 15	45,123.481	10.66	481,016
Band 19	7,379.710	10.64	78,520
Band 20	5,209.118	10.66	55,529
Band 21	20,235.742	10.65	215,511
Band 26	80,639.266	10.72	864,453
Band 27	57,265.348	10.70	612,739
Band 28	7,442.845	10.69	79,564
Band 29	116,532.532	10.69	1,245,733
Band 30	58,909.201	10.67	628,561
Band 31	73,320.918	10.66	781,601
Band 32	9,844.766	10.64	104,748
Band 33	4,663.926	10.63	49,578
Band 34	10,154.767	10.62	107,844
Band 41	4,547.918	10.67	48,526
Band 42	1,648.595	10.66	17,574
Band 43	4,188.873	10.65	44,611
Band 44	2,572.659	10.62	27,322
Band 45	2,038.693	10.61	21,631
	633,489.596		$ 6,765,874

Division/Contract	Units	Unit Value	Extended Value
ProFund VP Bull			
Contracts in accumulation period:			
Band 2	3,615.995	$ 10.29	$ 37,209
Band 4	10,137.622	10.15	102,897
Band 5	22,769.243	10.12	230,425
Band 6	644,479.719	10.06	6,483,466
Band 7	1,738,323.942	10.03	17,435,389
Band 8	109,055.962	9.97	1,087,288
Band 9	66,827.246	9.94	664,263
Band 10	222,575.918	9.92	2,207,953
Band 11	272,359.526	9.89	2,693,636
Band 12	215,771.094	9.86	2,127,503
Band 13	433,674.751	9.83	4,263,023
Band 14	984,869.884	9.77	9,622,179
Band 15	56,029.360	9.75	546,286
Band 16	106,303.601	9.69	1,030,082
Band 17	243,580.281	9.66	2,352,986
Band 18	21,875.448	9.63	210,661
Band 19	36,792.049	9.58	352,468
Band 20	437,058.194	9.80	4,283,170
Band 21	36,306.926	9.72	352,903
Band 25	4,152.454	10.35	42,978
Band 26	6,030.047	10.32	62,230
Band 27	1,154.286	10.14	11,704
Band 28	3,080.912	10.06	30,994
Band 29	33,353.135	10.03	334,532
Band 30	4,926.604	9.86	48,576
Band 31	9,583.651	9.77	93,632
Band 32	1,552.590	9.61	14,920
Band 33	4,192.027	9.50	39,824
Band 34	1,528.265	9.42	14,396
Band 38	9.082	11.30	103
Band 41	5,746.958	13.20	75,860
Band 43	1,690.624	13.05	22,063
Band 45	113.482	11.74	1,332
Band 46	36,681.728	11.28	413,770
Band 47	28,615.858	11.25	321,928
	5,804,818.464		$ 57,612,629

Division/Contract	Units	Unit Value	Extended Value
ProFund VP Europe 30			
Contracts in accumulation period:			
Band 4	9,519.925	$ 11.62	$ 110,622
Band 5	15,290.354	11.59	177,215
Band 6	348,410.305	11.52	4,013,687
Band 7	342,749.290	11.49	3,938,189
Band 8	71,194.975	11.42	813,047
Band 9	21,489.414	11.39	244,764
Band 10	183,750.030	11.36	2,087,400
Band 11	183,794.760	11.33	2,082,395
Band 12	148,845.623	11.29	1,680,467
Band 13	125,928.312	11.26	1,417,953
Band 14	471,665.868	11.20	5,282,658
Band 15	102,368.435	11.16	1,142,432
Band 16	23,744.132	11.10	263,560
Band 17	227,041.051	11.07	2,513,344
Band 18	1,495.436	11.03	16,495
Band 19	35,142.245	10.97	385,510
Band 20	165,860.460	11.23	1,862,613
Band 21	39,520.793	11.13	439,866
Band 25	363.766	11.86	4,314
Band 26	10,395.260	11.82	122,872
Band 27	244.046	11.62	2,836
Band 28	4,022.193	11.52	46,336
Band 29	26,550.121	11.49	305,061
Band 30	7,207.471	11.29	81,372
Band 31	6,150.959	11.19	68,829
Band 32	47.284	11.01	521
Band 33	4,162.914	10.88	45,293
Band 34	2,428.994	10.79	26,209
Band 41	943.791	16.66	15,724
Band 42	2,338.379	16.54	38,677
Band 43	2,291.406	16.46	37,717
Band 45	1,409.859	12.98	18,300
Band 46	44,975.882	12.22	549,605
Band 47	9,971.927	12.19	121,558
	2,641,315.660		$ 29,957,441

Division/Contract	Units	Unit Value	Extended Value
ProFund VP Rising Rates Opportunity			
Contracts in accumulation period:			
Band 2	3,193.717	$ 8.23	$ 26,284
Band 4	23,153.107	8.16	188,929
Band 5	5,959.552	8.14	48,511
Band 6	708,582.808	8.12	5,753,692
Band 7	540,755.984	8.10	4,380,123
Band 8	361,555.425	8.08	2,921,368
Band 9	135,323.282	8.06	1,090,706
Band 10	675,338.143	8.05	5,436,472
Band 11	286,368.239	8.04	2,302,401
Band 12	61,674.968	8.02	494,633
Band 13	513,018.859	8.01	4,109,281
Band 14	742,848.340	7.98	5,927,930
Band 15	231,298.171	7.97	1,843,446
Band 16	36,645.243	7.94	290,963
Band 17	442,997.749	7.93	3,512,972
Band 18	16,096.975	7.91	127,327
Band 19	50,917.839	7.89	401,742
Band 20	511,879.029	7.99	4,089,913
Band 21	43,862.372	7.95	348,706
Band 26	53,562.433	8.24	441,354
Band 27	6,683.776	8.16	54,540
Band 28	1,878.286	8.12	15,252
Band 29	170,267.243	8.10	1,379,165
Band 30	43,490.294	8.02	348,792
Band 31	37,896.096	7.98	302,411
Band 32	9,376.625	7.90	74,075
Band 33	2,090.800	7.85	16,413
Band 34	703.270	7.81	5,493
Band 41	16,368.393	8.02	131,275
Band 42	13,463.274	7.97	107,302
Band 43	8,731.351	7.93	69,240
Band 44	3,366.475	8.33	28,043
Band 45	11,668.013	8.34	97,311
Band 46	111,198.827	9.72	1,080,853
Band 47	17,493.938	9.69	169,516
	5,899,708.896		$ 47,616,434

Division/Contract	Units	Unit Value	Extended Value
ProFund VP Small-Cap			
Contracts in accumulation period:			
Band 2	191.127	$ 13.71	$ 2,620
Band 3	571.311	13.44	7,678
Band 4	21,594.714	13.52	291,961
Band 5	37,477.987	13.48	505,203
Band 6	1,285,988.212	13.40	17,232,242
Band 7	1,355,019.207	13.36	18,103,057
Band 8	254,056.838	13.29	3,376,415
Band 9	107,246.900	13.25	1,421,021
Band 10	733,671.658	13.21	9,691,803
Band 11	436,272.137	13.17	5,745,704
Band 12	290,203.007	13.14	3,813,268
Band 13	563,126.227	13.10	7,376,954
Band 14	1,240,527.175	13.02	16,151,664
Band 15	137,363.631	12.99	1,784,354
Band 16	97,987.830	12.91	1,265,023
Band 17	434,151.368	12.87	5,587,528
Band 18	22,967.896	12.84	294,908
Band 19	77,581.759	12.76	989,943
Band 20	568,022.857	13.06	7,418,379
Band 21	72,942.026	12.95	944,599
Band 25	6,177.539	13.79	85,188
Band 26	17,868.113	13.75	245,687
Band 27	7,520.862	13.52	101,682
Band 28	2,648.866	13.40	35,495
Band 29	73,579.555	13.36	983,023
Band 30	22,864.917	13.13	300,216
Band 31	21,394.657	13.02	278,558
Band 32	5,881.429	12.80	75,282
Band 33	2,017.070	12.66	25,536
Band 34	4,287.917	12.55	53,813
Band 38	166.994	11.13	1,859
Band 41	6,350.915	14.47	91,898
Band 42	755.334	14.37	10,854
Band 43	13,867.557	14.30	198,306
Band 44	13,661.311	12.71	173,635
Band 45	2,984.002	12.45	37,151
Band 46	131,923.894	11.49	1,515,806
Band 47	22,046.002	11.45	252,427
	8,092,960.801		$ 106,470,740

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Wells Fargo Advantage Asset Allocation Fund			
Contracts in accumulation period:			
Band 6	27,717.349	$ 13.02	$ 360,880
Band 10	136,567.638	12.91	1,763,088
Band 14	60,221.678	12.81	771,440
Band 15	277.274	12.79	3,546
Band 17	27,181.336	12.72	345,747
Band 20	654.454	12.83	8,397
Band 46	14,931.552	11.35	169,473
	267,551.281		$ 3,422,571
Wells Fargo Advantage C&B Large Cap Value Fund			
Contracts in accumulation period:			
Band 6	1,930.362	$ 14.43	$ 27,855
Band 10	17,633.710	14.32	252,515
Band 14	9,861.613	14.20	140,035
Band 15	2,287.831	14.18	32,441
Band 17	4,195.046	14.11	59,192
Band 46	3,909.215	12.21	47,732
	39,817.777		$ 559,770
Wells Fargo Advantage Equity Income Fund			
Contracts in accumulation period:			
Band 10	18,801.668	$ 14.20	$ 266,984
Band 14	13,382.194	14.08	188,421
Band 17	35,978.567	13.99	503,340
Band 20	8,074.423	14.10	113,849
Band 46	2,683.832	12.10	32,474
	78,920.684		$ 1,105,068
Wells Fargo Advantage Large Company Growth Fund			
Contracts in accumulation period:			
Band 6	1,776.748	$ 11.00	$ 19,544
Band 10	89,481.158	10.91	976,239
Band 14	38,596.413	10.82	417,613
Band 15	12,336.888	10.80	133,238
Band 17	85,898.405	10.75	923,408
Band 20	10,266.303	10.84	111,287
Band 21	428.484	10.79	4,623
Band 46	27,958.307	10.40	290,766
	266,742.706		$ 2,876,718
Wells Fargo Advantage Money Market Fund			
Contracts in accumulation period:			
Band 10	2,282.560	$ 10.23	$ 23,351
Band 14	18,388.382	10.15	186,642
Band 17	342.330	10.08	3,451
Band 46	9,867.033	10.24	101,038
	30,880.305		$ 314,482

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Wells Fargo Advantage Small Cap Growth Fund			
Contracts in accumulation period:			
Band 6	2,360.802	$ 15.15	$ 35,766
Band 10	24,202.018	15.03	363,756
Band 14	12,728.420	14.91	189,781
Band 17	19,352.911	14.81	286,617
Band 20	1,841.102	14.93	27,488
Band 46	474.602	12.99	6,165
	60,959.855		$ 909,573
Wells Fargo Advantage Total Return Bond Fund			
Contracts in accumulation period:			
Band 6	30,416.843	$ 10.73	$ 326,373
Band 10	44,744.064	10.65	476,524
Band 14	26,471.220	10.56	279,536
Band 15	1,983.585	10.54	20,907
Band 17	9,538.756	10.49	100,062
Band 46	17,071.804	10.12	172,767
	130,226.272		$ 1,376,169

Bands	Products
Band 1	Golden VAC 80, ING GoldenSelect DVA 080
Band 2	Global Syndicate, Golden VAC 100, ING GoldenSelect DVA, ING GoldenSelect DVA 100
Band 3	ING GoldenSelect DVA Series 100
Band 4	ING GoldenSelect DVA Plus - Standard (pre February 2000), ING SmartDesign Signature Variable Annuity Option Package I, ING Golden Select DVA Plus 125, ING SmartDesign Signature Variable Annuity 125
Band 5	ING GoldenSelect DVA Plus - Standard (post January 2000 & post 2000), ING Golden Select DVA Plus 130
Band 6	First Union Variable Annuity, Fleet Premium Plus 140, ING GoldenSelect DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution (pre February 2000 and post January 2000), ING GoldenSelect Access - Standard (pre February 2000), ING GoldenSelect Premium Plus - Standard (pre February 2000), ING GoldenSelect ES II (pre 2001), ING GoldenSelect ES II - Standard (post 2000), Generations - Standard, ING GoldenSelect Opportunities - Standard, WellsFargo ING Opportunities - Standard, ING Golden Select DVA Plus 140, ING GoldenSelect Access 140, ING GoldenSelect ESII 140, ING GoldenSelect Generations Variable Annuity 140, ING GoldenSelect Opportunities Variable 140, ING GoldenSelect Premium Plus 140, Wells Fargo ING Opportunities Variable Annuity 140
Band 7	Fleet Premium Plus 145, ING GoldenSelect DVA Plus - Annual Ratchet (post January 2000), ING GoldenSelect DVA Plus - 5.5% Solution (post 2000), ING GoldenSelect Access - Standard (post January 2000 and post 2000), ING GoldenSelect Premium Plus - Standard (post January 2000 and post 2000), ING GoldenSelect ES II - Deferred Ratchet (post 2000), ING GoldenSelect Generations - Deferred Ratchet, ING GoldenSelect Opportunities Variable 145; ING SmartDesign Signature Variable Annuity 145, Wells Fargo ING Opportunities Variable Annuity 145, Fleet Premium Plus 145, ING Golden Select DVA Plus 145, ING GoldenSelect Access 145, ING GoldenSelect ESII 145, ING GoldenSelect Generations Variable Annuity 145, ING GoldenSelect Opportunities Variable 145, ING GoldenSelect Premium Plus 145, ING SmartDesign Signature Variable Annuity 145, Wells Fargo ING Opportunities Variable Annuity 145
Band 8	Fleet Premium Plus 155, ING Golden Select DVA Plus 155, ING Golden Select DVA Plus - 7% Solution (pre February 2000), ING Golden Select DVA Plus - Annual Ratchet (post 2000), ING GoldenSelect DVA Plus - Max 5.5 (post January 2000), ING GoldenSelect Access - Annual Ratchet (pre February 2000) and 5.5% Solution (pre February 2000), ING GoldenSelect Premium Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre February 2000), ING GoldenSelect ES II - 5.5% Solution (post 2000), Opportunities - 5.5% Solution; Wells Fargo ING Opportunities Variable Annuity 155, ING GoldenSelect Access 155, ING GoldenSelect ESII 155, ING GoldenSelect Generations Variable Annuity 155, ING GoldenSelect Opportunities Variable 155, ING GoldenSelect Premium Plus 155
Band 9	Fleet Premium Plus 160, ING GoldenSelect DVA Plus - Max 5.5 (post 2000), ING GoldenSelect Access - Annual Ratchet (post January 2000), ING Golden Select Access - 5.5% Solution (post January 2000 and post 2000), ING GoldenSelect Premium Plus - Annual Ratchet (post January 2000), ING GoldenSelect Premium Plus - 5.5% Solution (post January 2000 and post 2000), ING SmartDesign Advantage Variable Annuity 160, ING SmartDesign Signature Variable Annuity 160, ING Golden Select DVA Plus 160, ING GoldenSelect Access 160, ING GoldenSelect Premium Plus 160

Bands	Products
Band 10	ING GoldenSelect DVA Plus - 7% Solution (post January 2000 and post 2000), ING GoldenSelect ES II - Annual Ratchet (post 2000), ING GoldenSelect Generations - Annual Ratchet, ING GoldenSelect Landmark - Standard, ING GoldenSelect Legends – Standard, Wells Fargo ING Landmark - Standard, Wells Fargo ING Landmark Variable Annuity 165, ING GoldenSelect Opportunities - Annual Ratchet, WellsFargo ING Opportunities - Annual Ratchet, ING SmartDesign Advantage Variable Annuity 165, ING Golden Select DVA Plus 165, ING GoldenSelect ESII 165, ING GoldenSelect Generations Variable Annuity 165, ING GoldenSelect Landmark Variable Annuity 165, ING GoldenSelect Legends - Standard, ING GoldenSelect Opportunities Variable 165, ING Simplicity Variable Annuity125, Wells Fargo ING Opportunities Variable Annuity 165
Band 11	Fleet Premium Plus 170, ING GoldenSelect Access - 7% Solution (pre February 2000), ING GoldenSelect Access - Annual Ratchet (post 2000), ING GoldenSelect Access - Max 5.5 (post January 2000), ING GoldenSelect DVA Plus - Annual Ratchet (post 2000), ING Golden Select DVA Plus 155, ING GoldenSelect ES II - Max 5.5 (post 2000), ING GoldenSelect Premium Plus - 7% Solution (pre February 2000), ING GoldenSelect Premium Plus - Annual Ratchet (post 2000), ING Golden Select Premium Plus - Max 5.5 (post January 2000), ING Golden Select Opportunities - Max 5.5, Wells Fargo Opportunities - Max 5.5, ING GoldenSelect Access 170, ING GoldenSelect ESII 170, ING GoldenSelect Generations Variable Annuity 170, ING GoldenSelect Opportunities Variable 170, ING GoldenSelect Premium Plus 170, Wells Fargo ING Opportunities Variable Annuity 170
Band 12	ING Golden Select Access - Max 5.5 (post 2000), ING Golden Select DVA Plus - Max 7 (post January 2000 and post 2000), ING GoldenSelect Premium Plus - Max 5.5 (post 2000), ING GoldenSelect ES II - 7% Solution (post 2000), ING GoldenSelect Generations - 7% Solution, ING Golden Select Opportunities - 7% Solution, Wells Fargo ING Opportunities Variable Annuity 175, ING Golden Select DVA Plus 175, ING GoldenSelect Access 175, ING GoldenSelect DVA Plus, ING GoldenSelect ESII 175, ING GoldenSelect Generations Variable Annuity 175, ING GoldenSelect Opportunities Variable 175, ING GoldenSelect Premium Plus 175
Band 13	ING GoldenSelect Access - 7% Solution (post January 2000 and post 2000), ING GoldenSelect Access - Standard (post April 2001), ING GoldenSelect Generations Variable Annuity 150, ING GoldenSelect Premium Plus - 7% Solution (post January 2000 and post 2000), ING GoldenSelect Landmark - 5.5% Solution, ING SmartDesign Advantage Variable Annuity, Wells Fargo ING Landmark - 5.5% Solution, Wells Fargo ING Opportunities Variable Annuity 180, Fleet Premium Plus 180, ING GoldenSelect Access 180, ING GoldenSelect ESII 180, ING GoldenSelect Generations Variable Annuity 180, ING GoldenSelect Landmark Variable Annuity 180, ING GoldenSelect Opportunities Variable 180, ING GoldenSelect Premium Plus 180, ING SmartDesign Advantage Variable Annuity 180, Wells Fargo ING Landmark Variable Annuity 180
Band 14	Fleet Premium Plus 190, ING GoldenSelect Access - Max 7 (post January 2000 and post 2000), ING GoldenSelect Landmark - Annual Ratchet, ING GoldenSelect Legends – Quarterly, ING GoldenSelect Premium Plus - Max 7 (post January 2000 and post 2000), ING GoldenSelect Premium Plus, ING GoldenSelect Premium Plus (Citigroup/Smith Barney), Wells Fargo ING Landmark - Annual Ratchet, ING GoldenSelect Access 190, ING GoldenSelect Landmark Variable Annuity 190, ING GoldenSelect Legends - Quarterly, ING GoldenSelect Premium Plus 190, Wells Fargo ING Landmark Variable Annuity 190

Bands	Products
Band 15	ING GoldenSelect Access - 5.5% Solution (post April 2001), ING GoldenSelect ES II 195, ING GoldenSelect Generations Variable Annuity 195, ING GoldenSelect Landmark - Max 5.5, ING GoldenSelect Legends –WA Combo, ING Golden Select Opportunities Variable 195, ING GoldenSelect Opportunities Variable 195, ING GoldenSelect Premium Plus 195, ING SmartDesign Advantage, ING SmartDesign Advantage Variable Annuity 195, ING SmartDesign Signature Variable Annuity, ING SmartDesign Signature Variable Annuity 195, Wells Fargo ING Landmark - Max 5.5, Wells Fargo ING Opportunities Variable Annuity 195, ING GoldenSelect Access 195, ING GoldenSelect Landmark Variable Annuity 195, ING SmartDesign Signature Variable Annuity 195, Wells Fargo ING Landmark Variable Annuity 195
Band 16	ING GoldenSelect Access - Annual Ratchet (post April 2001), ING GoldenSelect Landmark Variable Annuity 205, Wells Fargo ING Landmark Variable Annuity 205, ING GoldenSelect Access 205, ING GoldenSelect Legends 205
Band 17	ING GoldenSelect Access - Max 5.5 (post April 2001), ING GoldenSelect Landmark (Citigroup/Smith Barney), ING GoldenSelect Landmark - Max 7, ING GoldenSelect Legends – Combo, ING GoldenSelect Premium Plus 210, Wells Fargo ING Landmark Variable Annuity, Wells Fargo Landmark - Max 7, ING GoldenSelect Access 210, ING GoldenSelect Landmark Variable Annuity 210, Wells Fargo ING Landmark Variable Annuity 210
Band 18	ING GoldenSelect Access - 7% Solution (post April 2001), ING GoldenSelect Access 215
Band 19	ING GoldenSelect Access, ING GoldenSelect Access (Citigroup/Smith Barney), ING GoldenSelect Access - Max 7 (post April 2001) ING SmartDesign Advantage Variable Annuity 225, ING GoldenSelect Access 225
Band 20	ING GoldenSelect ESII, ING GoldenSelect ES II - Max 7 (post 2000), ING GoldenSelect Generations, ING GoldenSelect Generations - Max 7, ING GoldenSelect Opportunities, ING GoldenSelect Opportunities - Max 7, ING SmartDesign Advantage Variable Annuity 185, Wells Fargo ING Opportunities Variable Annuity, Wells Fargo ING Opportunities - Max 7, ING GoldenSelect ESII 185, ING GoldenSelect Generations Variable Annuity 185, ING GoldenSelect Opportunities Variable 185, Wells Fargo ING Opportunities Variable Annuity 185
Band 21	ING GoldenSelect Landmark - 7% Solution, ING SmartDesign Advantage Variable Annuity 200, Wells Fargo ING Landmark - 7% Solution, ING GoldenSelect Landmark Variable Annuity 200, Wells Fargo ING Landmark Variable Annuity 200
Band 22	Granite PrimElite - Standard, ING GoldenSelect Granite PrimElite 125
Band 23	ING GoldenSelect Granite PrimElite - Annual Ratchet; ING GoldenSelect Granite PrimElite 140
Band 24	ING GoldenSelect Access One
Band 25	ING GoldenSelect Value
Band 26	ING SmartDesign Variable Annuity Option I, ING SmartDesign Variable Annuity 095
Band 27	ING SmartDesign Variable Annuity Option II, ING SmartDesign Variable Annuity 125
Band 28	ING SmartDesign Variable Annuity, ING SmartDesign Variable Annuity Option III, ING SmartDesign Variable Annuity 140

Bands	Products
Band 29	ING SmartDesign Variable Annuity Bonus Option I, ING SmartDesign Variable Annuity 145
Band 30	ING SmartDesign Variable Annuity Bonus Option II, ING SmartDesign Variable Annuity 175
Band 31	ING SmartDesign Variable Annuity Bonus Option III, ING SmartDesign Variable Annuity 190
Band 32	ING SmartDesign Advantage Bonus Option I, ING SmartDesign Advantage Variable Annuity 220
Band 33	ING SmartDesign Advantage Bonus Option II, ING SmartDesign Advantage Variable Annuity 240
Band 34	ING SmartDesign Advantage Bonus Option III, ING SmartDesign Advantage Variable Annuity 255
Band 35	ING Rollover Choice Option I (prior to August 7, 2003), ING Focus VA Option I, ING Focus Variable Annuity 075, ING Rollover Choice 075
Band 36	ING Rollover Choice Option II (prior to August 7, 2003), ING Focus VA Option I, ING Focus VA Option II, ING Focus Variable Annuity 095, ING Rollover Choice 095
Band 37	ING Rollover Choice Option III (prior to August 7, 2003), ING Rollover Choice 110
Band 38	ING Rollover Choice Option I, ING Rollover Choice 100
Band 39	ING Rollover Choice Option II, ING Rollover Choice 120
Band 40	ING Rollover Choice Option III, ING Rollover Choice 135
Band 41	ING SmartDesign Signature Option I, ING SmartDesign Signature Variable Annuity 175
Band 42	ING SmartDesign Signature Option II, ING SmartDesign Signature Variable Annuity 210
Band 43	ING SmartDesign Signature Option III,
Band 44	ING SmartDesign Advantage Variable Annuity 245,
Band 45	ING SmartDesign Advantage Variable Annuity 260,
Band 46	ING GoldenSelect Landmark Variable Annuity 220, ING GoldenSelect Legends 220, Wells Fargo ING Landmark Variable Annuity 220
Band 47	ING GoldenSelect Access 235
Band 49	ING Simplicity Variable Annuity 200
Band 50	ING Architect Variable Annuity 180
Band 51	ING Architect Variable Annuity 210
Band 52	ING Architect Variable Annuity 145
Band 53	ING Architect Variable Annuity 170
Band 54	ING Architect Variable Annuity 200
Band 55	ING Architect Variable Annuity 155

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

8. Financial Highlights

A summary of unit values, units outstanding and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2006, 2005, 2004 2003 and 2002 follows:

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
AIM V.I. Leisure Fund - Series I Shares						
2006	3,723	$12.12 to $14.64	$ 52,417	1.08%	0.95% to 2.60%	21.32% to 23.44%
2005	4,687	$9.96 to $11.86	53,911	1.11%	0.95% to 2.60%	-3.68% to -2.15%
2004	4,713	$10.86 to $12.18	55,920	0.37%	0.95% to 2.60%	10.48% to 12.33%
2003	3,232	$10.50 to $10.91	34,410	-	0.95% to 2.55%	25.45% to 27.42%
2002	724	$8.39 to $8.47	6,097	(a)	0.95% to 2.25%	(a)
Columbia Asset Allocation Fund, Variable Series - Class A						
2006	36	$14.77 to $15.06	540	2.44%	1.40% to 1.90%	9.65% to 10.25%
2005	38	$13.47 to $13.66	523	2.49%	1.40% to 1.90%	4.65% to 5.08%
2004	46	$12.91 to $13.00	601	2.33%	1.40% to 1.80%	8.03% to 8.42%
2003	50	$11.95 to $11.99	601	(b)	1.40% to 1.80%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
Columbia Federal Securities Fund, Variable Series - Class A						
2006	8	$10.56 to $10.72	81	5.54%	1.40% to 1.80%	1.83% to 2.29%
2005	8	$10.37 to $10.48	85	5.71%	1.40% to 1.80%	0.78% to 1.06%
2004	9	$10.29 to $10.37	90	5.65%	1.40% to 1.80%	2.38% to 2.78%
2003	9	$10.07 to $10.09	87	(b)	1.40% to 1.70%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
Columbia Large Cap Growth Fund, Variable Series - Class A						
2006	48	$11.34 to $11.44	547	0.35%	1.40% to 1.90%	8.21% to 8.65%
2005	49	$10.48 to $10.53	515	(d)	1.40% to 1.90%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Columbia Small Company Growth Fund, Variable Series - Class A						
2006	4	$18.21 to $18.49	$ 82	-	1.40% to 1.80%	10.36% to 10.85%
2005	5	$16.50 to $16.68	78	-	1.40% to 1.80%	0.86% to 1.28%
2004	5	$16.36 to $16.47	81	-	1.40% to 1.80%	9.50% to 9.95%
2003	5	$14.94 to $14.98	75	(b)	1.40% to 1.80%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
Fidelity® VIP Equity-Income Portfolio - Service Class 2						
2006	28,119	$11.61 to $16.03	376,023	2.91%	0.75% to 2.60%	16.83% to 19.05%
2005	24,383	$10.48 to $13.50	276,545	1.36%	0.75% to 2.60%	2.87% to 4.79%
2004	22,427	$10.58 to $12.92	245,414	1.17%	0.75% to 2.60%	8.40% to 10.38%
2003	14,541	$9.76 to $11.73	145,256	0.47%	0.75% to 2.55%	26.75% to 29.08%
2002	3,054	$7.70 to $7.91	23,851	1.09%	0.75% to 2.55%	-18.95% to -17.69%
Fidelity® VIP Contrafund® Portfolio - Service Class 2						
2006	39,889	$10.97 to $16.87	561,251	1.09%	0.75% to 2.60%	8.54% to 10.61%
2005	20,525	$11.89 to $15.29	267,908	0.04%	0.75% to 2.60%	13.64% to 15.83%
2004	3,777	$10.75 to $13.24	46,859	0.15%	0.75% to 2.60%	12.23% to 14.31%
2003	1,945	$10.63 to $11.62	21,313	0.13%	0.75% to 2.55%	25.06% to 27.26%
2002	513	$8.50 to $8.73	4,438	0.37%	0.75% to 2.55%	-12.19% to -10.28%
Franklin Small Cap Value Securities Fund - Class 2						
2006	304	$17.83 to $18.63	5,563	0.60%	0.75% to 1.35%	15.42% to 16.12%
2005	152	$15.41 to $16.08	2,400	0.59%	0.75% to 1.35%	7.34% to 7.94%
2004	69	$14.39 to $14.94	1,018	0.16%	0.75% to 1.35%	22.57% to 22.82%
2003	20	$11.74 to $11.79	236	-	0.75% to 0.95%	30.88% to 31.15%
2002	2	$8.97 to $8.99	17	(a)	0.75% to 0.95%	(a)
Mutual Shares Securities Fund - Class 2						
2006	7,108	$10.79 to $11.40	77,146	(e)	0.95% to 2.60%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET Fund - Series Q						
2006	5,978	$10.27 to $10.94	$ 63,567	3.98%	1.45% to 2.70%	2.70% to 3.99%
2005	7,851	$10.00 to $10.52	80,727	3.83%	1.45% to 2.70%	-1.19% to 0.10%
2004	10,392	$10.01 to $10.58	107,135	3.52%	1.25% to 3.05%	-1.18% to 0.67%
2003	12,692	$10.13 to $10.51	131,095	-	1.25% to 3.05%	2.01% to 3.85%
2002	16,855	$9.93 to $10.12	169,029	2.51%	0.75% to 2.55%	-0.70% to 1.20%
ING GET Fund - Series R						
2006	6,348	$10.48 to $11.43	69,901	3.45%	1.25% to 3.05%	3.56% to 5.44%
2005	7,932	$10.12 to $10.84	83,419	3.33%	1.25% to 3.05%	-1.36% to 0.37%
2004	10,766	$10.26 to $10.80	113,390	3.15%	1.25% to 3.05%	-0.39% to 1.50%
2003	12,873	$10.30 to $10.64	134,755	0.01%	1.25% to 3.05%	2.90% to 4.72%
2002	16,911	$10.01 to $10.16	170,526	(a)	0.75% to 2.55%	(a)
ING GET Fund - Series S						
2006	7,027	$10.49 to $11.39	77,208	3.00%	1.25% to 3.05%	4.07% to 5.95%
2005	9,254	$10.08 to $10.75	96,724	2.65%	1.25% to 3.05%	-1.18% to 0.56%
2004	12,848	$10.20 to $10.69	134,146	2.60%	1.25% to 3.05%	-0.39% to 1.42%
2003	15,576	$10.24 to $10.54	161,820	0.09%	1.25% to 3.05%	2.61% to 4.56%
2002	21,867	$9.98 to $10.08	219,270	(a)	0.75% to 2.55%	(a)
ING GET Fund - Series T						
2006	7,469	$10.45 to $11.30	81,509	2.97%	1.25% to 3.05%	3.36% to 5.31%
2005	9,999	$10.11 to $10.73	104,417	2.74%	1.25% to 3.05%	-1.46% to 0.28%
2004	13,033	$10.26 to $10.70	136,447	2.76%	1.25% to 3.05%	-0.48% to 1.33%
2003	15,618	$10.31 to $10.56	162,882	0.13%	1.25% to 3.05%	2.69% to 4.55%
2002	23,643	$10.04 to $10.10	237,948	(a)	0.75% to 2.55%	(a)
ING GET Fund - Series U						
2006	7,625	$10.70 to $11.52	85,061	2.43%	1.25% to 3.05%	4.09% to 6.08%
2005	11,149	$10.28 to $10.86	117,807	2.19%	1.25% to 3.05%	-1.63% to 0.09%
2004	13,476	$10.45 to $10.85	143,398	1.90%	1.25% to 3.05%	0.29% to 2.17%
2003	16,063	$10.42 to $10.62	168,926	-	1.25% to 3.05%	4.30% to 6.20%
2002	105	$9.99 to $10.00	1,048	(a)	0.75% to 2.20%	(a)

299

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET Fund - Series V						
2006	12,053	$9.48 to $10.15	$ 118,802	2.27%	1.25% to 3.05%	1.28% to 3.05%
2005	18,502	$9.36 to $9.85	177,886	1.95%	1.25% to 3.05%	-2.19% to -0.40%
2004	23,741	$9.57 to $9.89	231,312	1.01%	1.25% to 3.05%	-0.73% to 1.12%
2003	33,567	$9.64 to $9.78	325,984	(b)	1.25% to 3.05%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class						
2006	21,366	$10.48 to $22.11	423,458	-	0.80% to 2.60%	-0.88% to 0.96%
2005	23,276	$10.58 to $21.90	465,921	-	0.80% to 2.60%	4.46% to 6.00%
2004	26,948	$18.17 to $20.66	517,639	-	0.80% to 2.25%	16.85% to 18.53%
2003	28,328	$15.55 to $17.43	462,824	-	0.80% to 2.25%	63.34% to 65.68%
2002	24,777	$9.52 to $10.52	246,769	-	0.80% to 2.25%	-31.66% to -30.56%
ING AllianceBernstein Mid Cap Growth Portfolio - Service 2 Class						
2006	1,116	$10.51 to $21.33	18,807	-	1.40% to 2.20%	-0.66% to 0.19%
2005	986	$10.58 to $21.29	17,341	-	1.40% to 2.20%	4.45% to 5.14%
2004	680	$10.78 to $20.25	12,840	-	1.40% to 2.10%	17.19% to 17.69%
2003	270	$17.10 to $17.21	4,624	-	1.40% to 1.85%	63.64% to 64.53%
2002	14	$10.45 to $10.46	148	(a)	1.40% to 1.85%	(a)
ING American Funds Growth Portfolio						
2006	138,030	$10.99 to $14.87	1,979,019	0.18%	0.75% to 2.60%	6.76% to 8.77%
2005	113,508	$10.57 to $13.69	1,516,773	-	0.75% to 2.60%	12.69% to 14.48%
2004	72,179	$10.64 to $11.96	854,063	0.01%	0.95% to 2.60%	9.04% to 10.84%
2003	12,298	$10.73 to $10.79	132,320	(b)	0.95% to 2.55%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING American Funds Growth-Income Portfolio						
2006	100,590	$11.15 to $14.17	1,374,118	0.69%	0.75% to 2.60%	11.59% to 13.72%
2005	84,695	$10.10 to $12.48	1,031,247	0.35%	0.75% to 2.60%	2.55% to 4.26%
2004	55,830	$10.60 to $11.97	661,150	0.16%	0.95% to 2.60%	6.94% to 8.72%
2003	9,106	$10.95 to $11.01	99,959	(b)	0.95% to 2.55%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)

300

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING American Funds International Portfolio						
2006	58,897	$11.54 to $19.20	$ 1,078,309	0.71%	0.75% to 2.60%	15.21% to 17.53%
2005	43,010	$10.99 to $16.38	683,490	0.49%	0.75% to 2.60%	17.83% to 19.82%
2004	23,418	$11.16 to $13.67	316,864	0.22%	0.95% to 2.60%	15.64% to 17.45%
2003	3,906	$11.57 to $11.64	45,340	(b)	0.95% to 2.55%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING BlackRock Large Cap Growth Portfolio - Service Class						
2006	11,782	$10.38 to $12.92	145,523	-	0.75% to 2.60%	4.34% to 6.25%
2005	12,937	$10.88 to $12.16	151,911	-	0.80% to 2.60%	7.76% to 9.39%
2004	1,738	$10.69 to $11.08	18,861	-	0.90% to 2.25%	8.64% to 10.03%
2003	1,372	$9.84 to $10.07	13,630	-	0.90% to 2.25%	24.09% to 25.88%
2002	345	$7.93 to $8.00	2,742	(a)	0.90% to 2.15%	(a)
ING BlackRock Large Cap Value Portfolio - Service Class						
2006	5,107	$11.24 to $14.53	70,539	0.59%	0.80% to 2.60%	13.51% to 15.32%
2005	3,466	$10.53 to $12.64	42,124	-	0.80% to 2.45%	2.92% to 4.46%
2004	3,468	$11.64 to $12.10	40,913	0.27%	0.80% to 2.25%	8.99% to 10.53%
2003	2,431	$10.68 to $10.90	26,184	0.21%	0.80% to 2.25%	28.33% to 30.00%
2002	710	$8.32 to $8.40	5,931	(a)	0.80% to 2.25%	(a)
ING BlackRock Large Cap Value Portfolio - Service 2 Class						
2006	291	$11.96 to $17.15	4,559	0.51%	1.40% to 2.20%	13.69% to 14.64%
2005	225	$10.52 to $14.96	3,132	-	1.40% to 2.20%	2.92% to 3.60%
2004	170	$10.63 to $14.44	2,421	0.19%	1.40% to 2.10%	9.33% to 9.81%
2003	61,511	$13.07 to $13.15	805	0.23%	1.40% to 1.85%	28.64% to 29.30%
2002	5	$10.16 to $10.17	48	(a)	1.65% to 1.85%	(a)
ING Capital Guardian Small/Mid Cap Portfolio - Service Class						
2006	20,747	$11.01 to $23.11	417,603	0.42%	0.50% to 2.55%	10.10% to 12.18%
2005	24,982	$10.00 to $20.60	455,371	0.17%	0.50% to 2.55%	-3.25% to -1.48%
2004	28,547	$17.83 to $20.91	538,021	0.19%	0.50% to 2.25%	5.07% to 6.96%
2003	30,090	$16.97 to $19.55	537,286	0.15%	0.50% to 2.25%	37.19% to 39.64%
2002	26,339	$12.37 to $14.00	341,146	0.12%	0.80% to 2.25%	-27.11% to -25.80%

301

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Capital Guardian Small/Mid Cap Portfolio - Service 2 Class						
2006	666	$10.89 to $15.38	$ 9,395	0.35%	1.40% to 2.20%	10.00% to 10.97%
2005	711	$9.88 to $13.86	9,138	0.16%	1.40% to 2.20%	-3.33% to -2.60%
2004	582	$10.22 to $14.23	7,939	0.38%	1.40% to 2.10%	5.31% to 5.80%
2003	310	$13.37 to $13.45	4,148	0.18%	1.40% to 1.85%	37.55% to 38.23%
2002	33	$9.72 to $9.73	321	(a)	1.40% to 1.85%	(a)
ING Capital Guardian U.S. Equities Portfolio - Service Class						
2006	46,101	$10.91 to $13.26	561,314	0.44%	0.50% to 2.60%	7.63% to 9.77%
2005	53,019	$10.48 to $12.08	595,801	0.43%	0.50% to 2.40%	3.82% to 5.59%
2004	60,199	$10.48 to $11.44	648,655	0.19%	0.50% to 2.25%	6.83% to 8.75%
2003	55,938	$9.81 to $10.52	561,288	0.05%	0.50% to 2.25%	33.65% to 36.09%
2002	39,602	$7.34 to $7.73	295,688	0.25%	0.50% to 2.25%	-25.48% to -24.22%
ING Capital Guardian U.S. Equities Portfolio - Service 2 Class						
2006	703	$11.28 to $16.87	11,099	0.34%	1.40% to 2.20%	7.63% to 8.56%
2005	746	$10.48 to $15.54	10,963	0.36%	1.40% to 2.20%	3.91% to 4.65%
2004	692	$10.48 to $14.85	10,041	0.23%	1.40% to 2.10%	7.07% to 7.53%
2003	495	$13.72 to $13.81	6,805	-	1.40% to 1.85%	33.85% to 34.47%
2002	32	$10.25 to $10.27	333	(a)	1.40% to 1.85%	(a)
ING EquitiesPlus Portfolio - Service Class						
2006	11,784	$10.68 to $10.78	126,427	(e)	0.90% to 2.35%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING EquitiesPlus Portfolio - Service 2 Class						
2006	3	$10.69	33	(e)	1.95%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Evergreen Health Sciences Portfolio - Service Class						
2006	16,005	$11.22 to $12.28	$ 192,226	-	0.80% to 2.60%	10.88% to 12.96%
2005	14,969	$10.26 to $10.96	160,600	0.01%	0.80% to 2.60%	7.63% to 9.37%
2004	2,972	$9.82 to $9.94	29,371	(c)	0.95% to 2.60%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
ING Evergreen Omega Portfolio - Service Class						
2006	950	$10.53 to $11.89	10,532	-	0.75% to 2.60%	2.84% to 4.85%
2005	748	$10.22 to $11.34	7,994	-	0.75% to 2.60%	1.72% to 2.95%
2004	290	$10.42 to $10.52	3,037	(c)	0.95% to 2.25%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
ING Evergreen Omega Portfolio - Service 2 Class						
2006	122	$10.53 to $11.15	1,331	-	1.40% to 2.20%	3.03% to 4.01%
2005	91	$10.22 to $10.72	961	-	1.40% to 2.20%	1.63% to 2.29%
2004	30	$10.43 to $10.48	317	(c)	1.40% to 2.10%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class						
2006	43,307	$10.93 to $15.29	627,079	-	0.80% to 2.60%	9.06% to 11.10%
2005	43,185	$10.18 to $13.79	569,837	-	0.80% to 2.60%	14.35% to 15.88%
2004	21,954	$11.22 to $11.90	252,365	0.13%	0.90% to 2.25%	21.30% to 22.93%
2003	17,427	$9.25 to $9.68	164,205	-	0.90% to 2.25%	30.47% to 32.42%
2002	12,695	$7.09 to $7.31	91,159	0.29%	0.90% to 2.25%	-21.13% to -20.11%
ING FMR[SM] Diversified Mid Cap Portfolio - Service 2 Class						
2006	2,079	$12.86 to $19.30	36,090	-	1.40% to 2.20%	9.35% to 10.22%
2005	1,777	$11.76 to $17.51	28,369	-	1.40% to 2.20%	14.30% to 15.12%
2004	666	$11.82 to $15.21	9,744	0.22%	1.40% to 2.10%	21.57% to 22.07%
2003	303	$12.38 to $12.46	3,754	-	1.40% to 1.85%	30.73% to 31.43%
2002	23	$9.47 to $9.48	220	(a)	1.40% to 1.85%	(a)

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING FMR[SM] Large Cap Growth Portfolio - Service Class						
2006	17,491	$9.90 to $10.72	$ 185,025	-	0.75% to 2.60%	-0.10% to 1.52%
2005	880	$10.44 to $10.56	9,242	(d)	0.95% to 2.60%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING FMR[SM] Mid Cap Growth Portfolio - Service Class						
2006	18,896	$10.48 to $29.31	473,531	-	0.50% to 2.60%	1.85% to 4.08%
2005	22,473	$10.26 to $28.16	552,840	-	0.50% to 2.60%	0.79% to 2.59%
2004	27,088	$22.90 to $27.45	661,572	-	0.50% to 2.25%	12.48% to 14.47%
2003	29,373	$20.36 to $23.98	634,357	-	0.50% to 2.25%	36.01% to 38.45%
2002	27,548	$14.97 to $17.32	435,581	-	0.50% to 2.25%	-49.97% to -49.07%
ING FMR[SM] Mid Cap Growth Portfolio - Service 2 Class						
2006	1,377	$10.48 to $15.85	19,718	-	1.40% to 2.20%	2.14% to 2.99%
2005	1,345	$10.26 to $15.39	19,172	-	1.40% to 2.20%	0.74% to 1.52%
2004	1,170	$10.80 to $15.16	17,093	-	1.40% to 2.10%	12.70% to 13.22%
2003	722	$13.31 to $13.39	9,625	-	1.40% to 1.85%	36.48% to 37.05%
2002	56	$9.75 to $9.77	549	-	1.40% to 1.80%	-
ING Franklin Income Portfolio - Service Class						
2006	14,383	$10.84 to $11.02	156,693	(e)	0.95% to 2.60%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Franklin Income Portfolio - Service 2 Class						
2006	268	$10.86 to $10.92	2,916	(e)	1.40% to 2.20%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Global Real Estate Portfolio - Service Class						
2006	5,601	$12.93 to $13.67	$ 76,113	(e)	0.95% to 2.60%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Global Real Estate Portfolio - Service 2 Class						
2006	133	$13.53 to $13.60	1,807	(e)	1.40% to 2.20%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Global Resources Portfolio - Service Class						
2006	16,489	$11.47 to $40.06	529,809	0.18%	0.80% to 2.60%	18.24% to 20.44%
2005	13,480	$13.27 to $33.26	373,920	0.72%	0.80% to 2.60%	34.63% to 36.65%
2004	8,900	$19.26 to $24.34	187,945	0.95%	0.80% to 2.25%	4.05% to 5.55%
2003	6,911	$18.51 to $23.06	140,016	0.37%	0.80% to 2.25%	48.79% to 51.02%
2002	4,986	$12.44 to $15.93	67,753	0.68%	0.50% to 2.25%	-1.50% to 4.32%
ING Global Resources Portfolio - Service 2 Class						
2006	1,445	$16.53 to $25.03	31,781	0.10%	1.40% to 2.20%	18.49% to 19.47%
2005	1,203	$13.95 to $20.95	22,547	0.75%	1.40% to 2.20%	34.72% to 35.69%
2004	688	$10.54 to $15.44	10,201	1.36%	1.40% to 2.10%	4.23% to 4.75%
2003	207	$14.66 to $14.74	3,037	0.45%	1.40% to 1.85%	49.29% to 49.95%
2002	10	$9.82 to $9.83	97	(a)	1.40% to 1.85%	(a)
ING Global Technology Portfolio - Service Class						
2006	10,440	$7.32 to $12.40	80,357	-	0.90% to 2.60%	6.45% to 8.25%
2005	10,325	$6.85 to $11.46	73,104	-	0.90% to 2.60%	-0.44% to 0.97%
2004	9,719	$6.88 to $7.24	68,251	-	0.90% to 2.25%	9.03% to 10.53%
2003	8,371	$6.31 to $6.55	53,622	-	0.90% to 2.25%	37.77% to 39.66%
2002	2,769	$4.58 to $4.69	12,802	-	0.90% to 2.25%	-39.50% to -38.61%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Global Technology Portfolio - Service 2 Class						
2006	442	$10.83 to $17.14	$ 6,829	-	1.40% to 2.20%	6.70% to 7.60%
2005	395	$10.15 to $15.93	5,748	-	1.40% to 2.20%	-0.36% to 0.38%
2004	283	$11.16 to $15.87	4,337	-	1.40% to 2.10%	9.26% to 9.75%
2003	180	$14.37 to $14.46	2,595	-	1.40% to 1.85%	38.17% to 38.77%
2002	5	$10.40 to $10.42	53	(a)	1.40% to 1.85%	(a)
ING International Portfolio - Service Class						
2006	11,623	$12.58 to $14.58	155,944	1.62%	0.90% to 2.35%	18.73% to 20.50%
2005	14,319	$10.59 to $12.10	160,706	2.39%	0.90% to 2.35%	8.06% to 9.50%
2004	17,199	$9.80 to $11.15	177,640	0.92%	0.80% to 2.25%	14.09% to 15.78%
2003	17,997	$8.59 to $9.63	162,082	0.25%	0.80% to 2.25%	26.32% to 28.23%
2002	16,969	$6.80 to $7.46	120,477	0.75%	0.90% to 2.25%	-18.76% to -16.93%
ING International Portfolio - Service 2 Class						
2006	584	$13.25 to $18.66	10,449	1.54%	1.40% to 2.20%	18.73% to 19.77%
2005	673	$11.16 to $15.58	10,090	2.55%	1.40% to 2.20%	8.00% to 8.72%
2004	646	$11.37 to $14.33	9,037	1.23%	1.40% to 2.10%	14.35% to 14.92%
2003	401	$12.40 to $12.47	4,980	0.31%	1.40% to 1.85%	26.66% to 27.24%
2002	26	$9.79 to $9.80	254	(a)	1.40% to 1.85%	(a)
ING Janus Contrarian Portfolio - Service Class						
2006	10,578	$11.99 to $16.07	149,666	0.42%	0.90% to 2.60%	19.84% to 22.00%
2005	6,969	$11.34 to $13.19	81,462	0.06%	0.90% to 2.60%	12.73% to 14.58%
2004	6,384	$10.03 to $11.52	65,678	-	0.90% to 2.55%	14.50% to 16.05%
2003	6,039	$8.76 to $9.16	53,911	-	0.90% to 2.25%	46.98% to 48.94%
2002	3,609	$5.96 to $6.15	21,794	-	0.90% to 2.25%	-27.58% to -26.61%
ING Janus Contrarian Portfolio - Service 2 Class						
2006	370	$13.90 to $22.67	7,234	0.34%	1.40% to 2.20%	20.14% to 21.10%
2005	225	$11.57 to $18.72	3,755	0.07%	1.40% to 2.20%	13.00% to 13.80%
2004	136	$11.31 to $16.45	2,177	-	1.40% to 2.10%	14.73% to 15.28%
2003	56	$14.91 to $14.27	801	-	1.40% to 1.85%	47.51% to 48.18%
2002	6	$9.62 to $9.63	56	(a)	1.40% to 1.75%	(a)

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class						
2006	1,436	$18.58 to $28.83	$ 35,277	0.49%	1.40% to 2.20%	32.71% to 33.78%
2005	1,054	$14.00 to $21.55	19,778	0.08%	1.40% to 2.20%	31.71% to 32.62%
2004	467	$11.10 to $16.25	7,217	0.63%	1.40% to 2.10%	15.52% to 16.07%
2003	140	$13.92 to $14.00	1,956	0.20%	1.40% to 1.85%	43.51% to 44.18%
2002	8	$9.70 to $9.71	79	(a)	1.40% to 1.85%	(a)
ING JPMorgan Emerging Markets Equity Portfolio - Service Class						
2006	27,668	$13.29 to $19.65	502,767	0.50%	0.80% to 2.60%	32.26% to 34.68%
2005	22,412	$13.00 to $14.59	305,326	0.07%	0.80% to 2.60%	31.85% to 33.73%
2004	14,735	$9.86 to $10.91	151,706	0.38%	0.80% to 2.25%	15.05% to 16.81%
2003	12,265	$8.57 to $9.34	109,258	0.21%	0.80% to 2.25%	43.31% to 45.48%
2002	9,702	$5.98 to $6.42	60,000	-	0.80% to 2.25%	-12.70% to -11.45%
ING JPMorgan Small Cap Core Equity Portfolio - Service Class						
2006	16,274	$11.18 to $15.92	239,483	-	0.80% to 2.60%	13.63% to 15.74%
2005	13,753	$10.36 to $13.89	177,486	-	0.80% to 2.60%	-13.35% to 1.91%
2004	11,640	$13.63	158,627	-	0.80% to 2.60%	23.68% to 33.89%
2003	6,338	$10.18 to $11.02	65,484	-	0.80% to 2.55%	30.85% to 33.12%
2002	1,212	$7.79 to $7.87	9,490	(a)	0.90% to 2.40%	(a)
ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class						
2006	3,320	$11.79 to $18.21	54,102	-	1.40% to 2.20%	13.91% to 14.82%
2005	3,144	$10.35 to $15.86	45,409	-	1.40% to 2.20%	1.34% to 2.12%
2004	2,183	$11.93 to $15.53	32,610	-	1.40% to 2.10%	23.45% to 24.04%
2003	889	$2.45 to $12.52	11,088	-	1.40% to 1.85%	31.33% to 31.93%
2002	54	$9.48 to $9.49	511	(a)	1.40% to 1.85%	(a)
ING JPMorgan Value Opportunities Portfolio - Service Class						
2006	5,579	$11.65 to $12.69	69,946	0.29%	0.95% to 2.60%	16.95% to 18.93%
2005	3,843	$10.55 to $10.67	40,813	(d)	0.95% to 2.60%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)

307

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING JPMorgan Value Opportunities Portfolio - Service 2 Class						
2006	137	$12.40 to $12.57	$ 1,710	0.61%	1.40% to 2.20%	17.31% to 18.25%
2005	81	$10.57 to $10.63	864	(d)	1.40% to 2.20%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Julius Baer Foreign Portfolio - Service Class						
2006	36,012	$12.18 to $19.50	630,618	-	0.80% to 2.60%	25.82% to 28.14%
2005	25,762	$11.80 to $15.36	356,543	0.07%	0.80% to 2.60%	12.41% to 14.30%
2004	15,131	$11.44 to $13.55	185,592	0.11%	0.90% to 2.60%	14.85% to 16.87%
2003	3,272	$10.44 to $11.69	34,644	0.99%	0.90% to 2.55%	27.94% to 30.06%
2002	608	$8.17 to $8.25	4,990	(a)	0.90% to 2.40%	(a)
ING Julius Baer Foreign Portfolio - Service 2 Class						
2006	3,419	$14.88 to $21.13	64,469	-	1.40% to 2.20%	26.21% to 27.29%
2005	2,592	$11.79 to $16.60	39,182	0.03%	1.40% to 2.20%	12.64% to 13.54%
2004	1,245	$11.47 to $14.62	17,516	0.03%	1.40% to 2.10%	15.58% to 16.04%
2003	203	$12.52 to $12.60	2,550	1.03%	1.40% to 1.85%	28.54% to 29.10%
2002	17	$9.74 to $9.76	165	(a)	1.40% to 1.85%	(a)
ING Legg Mason Partners All Cap Portfolio - Service Class						
2006	25,401	$11.47 to $15.45	370,073	0.74%	0.90% to 2.60%	14.96% to 16.87%
2005	29,486	$10.35 to $13.22	370,733	0.48%	0.90% to 2.60%	1.89% to 3.61%
2004	34,853	$10.52 to $12.76	427,236	0.18%	0.90% to 2.55%	5.04% to 6.87%
2003	36,433	$11.11 to $11.94	421,482	0.06%	0.90% to 2.55%	35.73% to 37.56%
2002	29,232	$8.34 to $8.68	247,740	0.22%	0.90% to 2.55%	-27.23% to -26.19%
ING Legg Mason Partners All Cap Portfolio - Service 2 Class						
2006	1,783	$11.92 to $16.54	26,456	0.78%	1.40% to 2.20%	15.06% to 16.07%
2005	1,621	$10.36 to $14.25	21,049	0.57%	1.40% to 2.20%	2.33% to 2.97%
2004	1,115	$10.30 to $13.84	14,779	0.38%	1.40% to 2.10%	5.63% to 6.13%
2003	472	$12.96 to $13.04	6,124	-	1.40% to 1.85%	36.13% to 36.83%
2002	18	$9.52 to $9.53	176	(a)	1.40% to 1.85%	(a)

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Legg Mason Value Portfolio - Service Class						
2006	40,578	$9.76 to $13.19	$ 419,720	-	0.75% to 2.60%	3.75% to 5.71%
2005	40,447	$9.40 to $12.60	399,134	-	0.75% to 2.60%	3.24% to 5.12%
2004	30,531	$9.10 to $12.10	288,326	0.14%	0.90% to 2.60%	10.98% to 12.82%
2003	26,637	$8.20 to $10.81	224,722	0.03%	0.90% to 2.55%	19.36% to 21.49%
2002	18,616	$6.87 to $7.13	130,345	0.45%	0.90% to 2.55%	-21.75% to -20.16%
ING Legg Mason Value Portfolio - Service 2 Class						
2006	2,257	$11.08 to $14.38	29,989	-	1.40% to 2.20%	4.04% to 4.89%
2005	2,121	$10.65 to $13.71	27,151	-	1.40% to 2.20%	3.59% to 4.34%
2004	1,086	$11.15 to $13.14	13,915	0.20%	1.40% to 2.10%	11.58% to 12.03%
2003	616	$11.66 to $11.73	7,195	-	1.40% to 1.85%	20.06% to 20.58%
2002	60	$9.71 to $9.73	587	(a)	1.40% to 1.85%	(a)
ING LifeStyle Aggressive Growth Portfolio - Service Class						
2006	82,802	$11.48 to $14.11	1,135,564	0.15%	0.95% to 2.60%	15.00% to 17.00%
2005	56,804	$10.82 to $12.06	672,396	0.08%	0.95% to 2.60%	5.01% to 6.73%
2004	19,102	$11.17 to $11.30	214,566	(c)	0.95% to 2.60%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
ING LifeStyle Aggressive Growth Portfolio - Service 2 Class						
2006	181	$13.90 to $14.09	2,529	(e)	1.40% to 2.20%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING LifeStyle Growth Portfolio - Service Class						
2006	207,051	$11.25 to $13.52	2,719,322	0.48%	0.95% to 2.60%	12.43% to 14.30%
2005	118,288	$10.67 to $11.83	1,373,807	0.33%	0.95% to 2.60%	4.07% to 5.82%
2004	42,766	$11.05 to $11.18	475,452	(c)	0.95% to 2.60%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING LifeStyle Growth Portfolio - Service 2 Class						
2006	621	$13.27 to $13.46	$ 8,291	(e)	1.40% to 2.20%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING LifeStyle Moderate Growth Portfolio - Service Class						
2006	169,362	$11.09 to $12.95	2,131,406	0.85%	0.95% to 2.60%	10.44% to 12.32%
2005	109,586	$10.52 to $11.53	1,239,629	0.62%	0.95% to 2.60%	3.03% to 4.82%
2004	41,489	$10.88 to $11.00	453,877	(c)	0.95% to 2.60%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
ING LifeStyle Moderate Growth Portfolio - Service 2 Class						
2006	407	$12.66 to $12.83	5,180	(e)	1.40% to 2.20%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING LifeStyle Moderate Portfolio - Service Class						
2006	74,241	$10.93 to $12.51	903,677	1.07%	0.95% to 2.60%	8.53% to 10.41%
2005	46,302	$10.43 to $11.33	515,732	0.84%	0.95% to 2.60%	2.61% to 4.33%
2004	19,609	$10.74 to $10.86	211,827	(c)	0.95% to 2.60%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
ING LifeStyle Moderate Portfolio - Service 2 Class						
2006	629	$12.20 to $12.36	7,718	(e)	1.40% to 2.20%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Limited Maturity Bond Portfolio - Service Class						
2006	10,711	$18.26 to $24.63	$ 216,291	3.51%	0.50% to 2.25%	1.53% to 3.31%
2005	13,640	$17.66 to $23.84	269,644	4.59%	0.50% to 2.25%	-0.67% to 1.10%
2004	18,084	$17.78 to $23.58	357,305	4.19%	0.50% to 2.25%	-0.89% to 0.90%
2003	27,037	$17.94 to $23.37	534,954	0.74%	0.50% to 2.25%	0.56% to 2.32%
2002	28,506	$17.84 to $22.84	558,941	3.62%	0.50% to 2.25%	4.82% to 6.68%
ING Liquid Assets Portfolio - Service Class						
2006	46,163	$10.10 to $18.40	710,117	5.15%	0.75% to 2.60%	1.92% to 3.84%
2005	38,622	$9.89 to $17.72	582,359	3.06%	0.75% to 2.60%	0.15% to 2.01%
2004	41,260	$9.83 to $17.37	618,281	1.05%	0.75% to 2.60%	-1.66% to 0.17%
2003	49,098	$9.95 to $18.00	745,674	0.78%	0.50% to 2.55%	-1.78% to 0.22%
2002	66,797	$13.46 to $17.34	1,023,179	1.42%	0.50% to 2.55%	-1.17% to 0.96%
ING Liquid Assets Portfolio - Service 2 Class						
2006	1,518	$10.07 to $10.34	15,430	4.99%	1.40% to 2.20%	2.29% to 3.11%
2005	1,143	$9.81 to $10.08	11,307	3.20%	1.40% to 2.20%	0.40% to 1.22%
2004	970	$9.74 to $9.91	9,497	1.14%	1.40% to 2.10%	-1.12% to -0.61%
2003	490	$9.85 to $9.91	4,837	0.81%	1.40% to 1.85%	-1.30% to -0.80%
2002	180	$9.98 to $9.99	1,800	(a)	1.40% to 1.85%	(a)
ING Lord Abbett Affiliated Portfolio - Service Class						
2006	11,650	$11.28 to $14.74	155,652	0.80%	0.90% to 2.60%	14.60% to 16.57%
2005	10,892	$10.40 to $12.66	126,090	1.17%	0.90% to 2.55%	2.87% to 4.54%
2004	13,023	$10.85 to $12.11	145,322	0.65%	0.90% to 2.55%	7.43% to 9.01%
2003	13,185	$10.10 to $11.13	136,147	0.18%	0.90% to 2.55%	28.34% to 30.04%
2002	11,516	$7.87 to $8.19	92,136	0.81%	0.90% to 2.55%	-24.69% to -23.67%
ING Lord Abbett Affiliated Portfolio - Service 2 Class						
2006	245	$11.94 to $16.41	3,685	0.83%	1.40% to 2.20%	14.70% to 15.73%
2005	208	$10.41 to $14.18	2,804	1.27%	1.40% to 2.20%	3.15% to 3.89%
2004	144	$10.46 to $13.65	1,920	0.82%	1.40% to 2.10%	7.66% to 8.25%
2003	81	$12.54 to $12.61	1,014	0.15%	1.40% to 1.85%	28.72% to 29.20%
2002	30	$9.74 to $9.75	297	(a)	1.65% to 1.85%	(a)

311

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING MarketPro Portfolio - Service Class						
2006	2,785	$10.77 to $11.02	$ 30,233	0.33%	1.25% to 2.35%	8.22% to 8.91%
2005	228	$9.98 to $10.17	2,308	(d)	1.40% to 2.10%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING MarketPro Portfolio - Service 2 Class						
2006	812	$10.70 to $10.80	8,727	0.40%	1.40% to 2.20%	7.54% to 7.84%
2005	7	$9.95	66	(d)	1.95% to 2.20%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING MarketStyle Growth Portfolio - Service Class						
2006	752	$11.29	8,492	0.08%	2.00%	11.56%
2005	262	$10.12	2,652	(d)	2.00%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING MarketStyle Moderate Growth Portfolio - Service Class						
2006	785	$11.10	8,708	0.27%	2.00%	9.79%
2005	317	$10.11	3,206	(d)	2.00%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING MarketStyle Moderate Portfolio - Service Class						
2006	194	$10.87	2,112	0.29%	2.00%	8.92%
2005	91	$9.98	906	(d)	2.00%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Marsico Growth Portfolio - Service Class						
2006	44,891	$10.86 to $18.69	$ 732,265	-	0.50% to 2.60%	2.22% to 4.41%
2005	51,436	$10.77 to $17.90	818,414	-	0.50% to 2.60%	6.08% to 8.35%
2004	54,430	$11.02 to $16.52	813,432	-	0.50% to 2.60%	9.95% to 11.92%
2003	57,559	$12.87 to $14.76	778,700	-	0.50% to 2.25%	29.74% to 32.02%
2002	53,954	$9.92 to $11.18	560,041	-	0.50% to 2.25%	-31.16% to -29.91%
ING Marsico Growth Portfolio - Service 2 Class						
2006	1,736	$11.04 to $15.68	24,784	-	1.40% to 2.20%	2.51% to 3.29%
2005	1,600	$10.77 to $15.18	22,546	-	1.40% to 2.20%	6.47% to 7.20%
2004	1,088	$10.98 to $14.16	15,095	-	1.40% to 2.10%	10.23% to 10.72%
2003	654	$12.71 to $12.79	8,324	-	1.40% to 1.85%	30.23% to 30.81%
2002	9	$9.76 to $9.78	92	(a)	1.40% to 1.75%	(a)
ING Marsico International Opportunities Portfolio - Service Class						
2006	11,871	$12.08 to $15.31	179,220	0.03%	0.90% to 2.60%	20.78% to 22.89%
2005	10,005	$12.32 to $12.46	123,938	(d)	0.90% to 2.60%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING MFS Total Return Portfolio - Service Class						
2006	48,171	$11.08 to $30.35	1,227,770	2.28%	0.50% to 2.60%	9.10% to 11.38%
2005	53,957	$10.15 to $27.25	1,266,332	2.23%	0.50% to 2.60%	0.19% to 2.37%
2004	54,357	$10.75 to $26.62	1,280,878	1.88%	0.50% to 2.60%	8.30% to 10.59%
2003	52,822	$10.66 to $24.07	1,142,408	0.53%	0.50% to 2.55%	13.79% to 16.17%
2002	45,174	$17.48 to $20.72	853,266	2.36%	0.50% to 2.55%	-7.51% to -5.56%
ING MFS Total Return Portfolio - Service 2 Class						
2006	4,025	$11.10 to $14.09	52,787	2.19%	1.40% to 2.20%	9.36% to 10.25%
2005	4,017	$10.15 to $12.78	48,425	2.28%	1.40% to 2.20%	0.47% to 1.27%
2004	2,842	$10.70 to $12.62	35,147	2.53%	1.40% to 2.10%	8.99% to 9.45%
2003	1,416	$11.46 to $11.53	16,257	0.74%	1.40% to 1.85%	14.26% to 14.84%
2002	95	$10.03 to $10.04	955	(a)	1.40% to 1.85%	(a)

313

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING MFS Utilities Portfolio - Service Class						
2006	18,136	$12.35 to $14.82	$ 264,982	0.08%	0.80% to 2.60%	27.43% to 29.83%
2005	13,290	$10.19 to $11.44	151,085	(d)	0.80% to 2.60%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Oppenheimer Main Street Portfolio® - Service Class						
2006	18,452	$11.35 to $26.32	435,688	1.03%	0.80% to 2.60%	11.96% to 13.99%
2005	21,352	$10.44 to $23.09	447,401	0.92%	0.80% to 2.60%	3.05% to 4.91%
2004	24,115	$10.85 to $22.01	487,638	0.79%	0.80% to 2.55%	10.00% to 11.95%
2003	27,160	$16.70 to $19.66	494,911	0.21%	0.80% to 2.55%	21.45% to 23.57%
2002	28,285	$13.75 to $15.91	421,035	0.41%	0.80% to 2.55%	-28.35% to -25.45%
ING Oppenheimer Main Street Portfolio® - Service 2 Class						
2006	356	$11.71 to $15.60	5,158	1.06%	1.40% to 2.20%	12.27% to 13.21%
2005	336	$10.43 to $13.78	4,350	0.91%	1.40% to 2.20%	3.36% to 4.08%
2004	219	$10.73 to $13.24	2,848	1.04%	1.40% to 2.10%	10.64% to 11.08%
2003	165	$11.84 to $11.92	1,951	0.18%	1.40% to 1.85%	22.06% to 22.66%
2002	34	$9.70 to $9.72	326	(a)	1.40% to 1.85%	(a)
ING PIMCO Core Bond Portfolio - Service Class						
2006	46,467	$10.19 to $15.28	629,159	2.44%	0.75% to 2.60%	1.66% to 3.54%
2005	46,819	$10.01 to $14.76	619,526	3.52%	0.75% to 2.60%	-0.19% to 1.72%
2004	44,134	$10.26 to $14.51	581,595	2.76%	0.75% to 2.60%	2.21% to 4.09%
2003	40,186	$10.25 to $13.94	514,027	0.48%	0.75% to 2.55%	2.08% to 3.97%
2002	34,238	$11.55 to $13.41	425,125	3.72%	0.80% to 2.55%	3.69% to 8.23%
ING PIMCO Core Bond Portfolio - Service 2 Class						
2006	3,836	$10.20 to $11.32	41,970	2.47%	1.40% to 2.20%	2.00% to 2.82%
2005	3,333	$10.00 to $11.01	35,739	3.46%	1.40% to 2.20%	0.20% to 0.82%
2004	2,587	$10.03 to $10.92	27,855	3.26%	1.40% to 2.10%	2.95% to 3.31%
2003	1,573	$10.50 to $10.57	16,545	0.67%	1.40% to 1.85%	2.54% to 3.02%
2002	97	$10.24 to $10.26	992	(a)	1.40% to 1.85%	(a)

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING PIMCO High Yield Portfolio - Service Class						
2006	54,855	$10.86 to $12.45	$ 649,202	6.60%	0.50% to 2.60%	6.14% to 8.41%
2005	56,422	$10.21 to $11.52	624,247	6.59%	0.50% to 2.60%	1.58% to 3.76%
2004	60,645	$10.73 to $11.13	654,861	(c)	0.50% to 2.60%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
ING Pioneer Fund Portfolio - Service Class						
2006	7,815	$12.39 to $12.78	98,275	-	0.75% to 2.60%	13.77% to 15.87%
2005	7,507	$10.89 to $11.03	82,253	(d)	0.75% to 2.60%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Pioneer Mid Cap Value Portfolio - Service Class						
2006	52,297	$11.19 to $12.20	627,662	0.19%	0.75% to 2.60%	9.44% to 11.52%
2005	54,549	$10.04 to $10.94	592,996	(d)	0.75% to 2.60%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING T. Rowe Price Capital Appreciation Portfolio - Service Class						
2006	65,649	$11.17 to $53.05	2,587,523	1.18%	0.80% to 2.60%	11.64% to 13.72%
2005	59,970	$10.68 to $46.65	2,239,487	1.30%	0.80% to 2.60%	5.33% to 6.87%
2004	49,150	$34.53 to $43.65	1,866,804	1.12%	0.80% to 2.25%	13.96% to 15.69%
2003	41,070	$30.30 to $37.73	1,365,679	0.36%	0.80% to 2.25%	22.42% to 24.23%
2002	34,525	$24.75 to $30.37	935,079	1.72%	0.80% to 2.25%	-1.79% to -0.33%
ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class						
2006	7,567	$11.95 to $16.96	115,607	1.16%	1.40% to 2.20%	12.00% to 12.92%
2005	6,643	$10.67 to $15.02	91,512	1.33%	1.40% to 2.20%	5.34% to 6.08%
2004	4,029	$11.24 to $14.16	55,427	1.53%	1.40% to 2.10%	14.27% to 14.84%
2003	1,646	$12.26 to $12.33	20,206	0.48%	1.40% to 1.85%	22.70% to 23.18%
2002	89	$9.99 to $10.01	894	(a)	1.40% to 1.85%	(a)

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING T. Rowe Price Equity Income Portfolio - Service Class						
2006	33,077	$12.03 to $40.44	$ 1,025,488	1.30%	0.50% to 2.60%	15.98% to 18.52%
2005	34,766	$10.34 to $34.12	940,116	1.16%	0.50% to 2.60%	1.18% to 3.39%
2004	33,622	$11.01 to $33.00	916,190	0.96%	0.50% to 2.60%	12.27% to 14.31%
2003	26,391	$22.16 to $28.87	643,858	0.31%	0.50% to 2.25%	22.36% to 24.55%
2002	20,545	$18.11 to $23.18	409,670	1.34%	0.50% to 2.25%	-15.14% to -13.64%
ING T. Rowe Price Equity Income Portfolio - Service 2 Class						
2006	2,374	$12.03 to $16.43	36,444	1.32%	1.40% to 2.20%	16.34% to 17.27%
2005	2,369	$10.34 to $14.01	31,279	1.12%	1.40% to 2.20%	1.62% to 2.26%
2004	1,728	$11.12 to $13.70	23,091	1.17%	1.40% to 2.10%	12.45% to 13.04%
2003	896	$12.05 to $12.12	10,819	0.38%	1.40% to 1.85%	22.83% to 23.30%
2002	65	$9.81 to $9.83	640	(a)	1.40% to 1.85%	(a)
ING Templeton Global Growth Portfolio - Service Class						
2006	18,750	$11.67 to $30.03	466,167	0.89%	0.50% to 2.60%	19.00% to 21.33%
2005	17,674	$11.00 to $24.75	373,570	0.70%	0.50% to 2.40%	7.40% to 9.32%
2004	19,426	$18.24 to $22.64	383,093	0.47%	0.50% to 2.25%	8.44% to 10.39%
2003	19,452	$16.82 to $20.51	352,387	-	0.50% to 2.25%	33.28% to 35.65%
2002	16,459	$12.62 to $15.12	223,084	0.13%	0.50% to 2.25%	-22.00% to -20.59%
ING Templeton Global Growth Portfolio - Service 2 Class						
2006	481	$13.10 to $19.51	8,479	0.84%	1.40% to 2.20%	19.09% to 20.06%
2005	429	$11.00 to $16.25	6,469	0.75%	1.40% to 2.20%	7.47% to 8.20%
2004	328	$10.71 to $15.02	4,767	0.79%	1.40% to 2.10%	8.63% to 9.16%
2003	152	$13.68 to $13.76	2,084	-	1.40% to 1.85%	33.72% to 34.38%
2002	5	$10.23	50	(a)	1.75% to 1.85%	(a)
ING UBS U.S. Allocation Portfolio - Service Class						
2006	9,811	$10.07 to $12.71	103,723	1.35%	0.50% to 2.60%	8.13% to 10.51%
2005	11,987	$9.28 to $11.56	115,813	1.26%	0.50% to 2.60%	3.78% to 5.93%
2004	11,173	$8.91 to $10.96	102,102	0.80%	0.50% to 2.60%	8.39% to 9.90%
2003	8,206	$8.22 to $8.59	68,664	0.01%	0.90% to 2.25%	15.41% to 16.87%
2002	6,551	$7.12 to $7.35	47,241	1.11%	0.90% to 2.25%	-16.73% to -15.52%

316

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING UBS U.S. Allocation Portfolio - Service 2 Class						
2006	408	$11.42 to $14.24	$ 5,333	1.39%	1.40% to 2.20%	8.45% to 9.37%
2005	388	$10.53 to $13.02	4,708	1.41%	1.40% to 2.20%	4.10% to 4.83%
2004	268	$10.73 to $12.42	3,204	1.15%	1.40% to 2.10%	8.83% to 9.23%
2003	85	$11.33 to $11.37	963	(b)	1.40% to 1.85%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING Van Kampen Equity Growth Portfolio - Service Class						
2006	4,859	$10.97 to $13.07	56,357	-	0.80% to 2.60%	1.44% to 3.17%
2005	5,371	$11.09 to $12.68	60,887	0.30%	0.80% to 2.60%	12.47% to 13.98%
2004	4,030	$9.86 to $10.23	40,329	-	0.90% to 2.25%	4.89% to 6.34%
2003	3,146	$9.40 to $9.62	29,848	0.02%	0.90% to 2.25%	20.82% to 22.55%
2002	559	$7.78 to $7.85	4,362	(a)	0.90% to 2.25%	(a)
ING Van Kampen Equity Growth Portfolio - Service 2 Class						
2006	980	$11.60 to $14.40	13,405	-	1.40% to 2.20%	1.67% to 2.42%
2005	949	$11.41 to $14.06	12,815	0.24%	1.40% to 2.20%	12.61% to 13.39%
2004	808	$10.55 to $12.40	9,811	-	1.40% to 2.10%	5.05% to 5.53%
2003	505	$11.68 to $11.75	5,909	-	1.40% to 1.85%	21.29% to 21.89%
2002	48	$9.63 to $9.64	458	(a)	1.40% to 1.85%	(a)
ING Van Kampen Global Franchise Portfolio - Service Class						
2006	19,786	$11.43 to $16.52	308,178	1.62%	0.80% to 2.60%	18.18% to 20.32%
2005	16,288	$10.56 to $13.73	213,710	0.22%	0.80% to 2.60%	8.87% to 10.46%
2004	9,665	$11.95 to $12.43	117,208	-	0.80% to 2.25%	10.14% to 11.78%
2003	5,295	$10.85 to $11.12	58,019	0.82%	0.80% to 2.25%	23.30% to 25.23%
2002	1,661	$8.80 to $8.88	14,670	(a)	0.80% to 2.25%	(a)
ING Van Kampen Global Franchise Portfolio - Service 2 Class						
2006	5,309	$13.15 to $17.17	84,046	1.67%	1.40% to 2.20%	18.47% to 19.44%
2005	4,920	$11.10 to $14.38	66,237	0.14%	1.40% to 2.20%	8.82% to 9.69%
2004	3,118	$10.89 to $13.11	39,831	-	1.40% to 2.10%	10.47% to 10.92%
2003	1,232	$11.75 to $11.82	14,506	0.88%	1.40% to 1.85%	23.55% to 24.16%
2002	74	$9.51 to $9.52	708	(a)	1.40% to 1.85%	(a)

317

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Van Kampen Growth and Income Portfolio - Service Class						
2006	28,474	$11.39 to $36.08	$ 851,385	1.15%	0.50% to 2.60%	13.07% to 15.42%
2005	29,601	$10.97 to $31.26	791,655	1.01%	0.50% to 2.55%	7.61% to 9.53%
2004	30,700	$23.39 to $28.54	772,796	0.96%	0.50% to 2.25%	11.54% to 13.52%
2003	31,390	$20.97 to $25.14	705,253	0.26%	0.50% to 2.25%	25.04% to 27.23%
2002	30,992	$16.77 to $19.76	554,608	0.84%	0.50% to 2.25%	-16.69% to -15.19%
ING Van Kampen Growth and Income Portfolio - Service 2 Class						
2006	5,087	$12.42 to $17.13	80,594	1.05%	1.40% to 2.20%	13.32% to 14.20%
2005	4,997	$10.96 to $15.00	70,383	1.00%	1.40% to 2.20%	7.63% to 8.32%
2004	3,963	$11.01 to $13.85	53,331	1.39%	1.40% to 2.10%	11.84% to 12.33%
2003	1,961	$12.25 to $12.33	24,058	0.34%	1.40% to 1.85%	25.26% to 25.94%
2002	101	$9.78 to $9.79	990	(a)	1.40% to 1.85%	(a)
ING Van Kampen Real Estate Portfolio - Service Class						
2006	14,683	$12.29 to $95.06	970,402	1.16%	0.50% to 2.60%	34.09% to 36.95%
2005	13,345	$11.63 to $69.41	683,995	1.06%	0.50% to 2.60%	13.76% to 16.21%
2004	11,459	$13.59 to $59.73	557,477	1.55%	0.50% to 2.60%	34.69% to 37.06%
2003	9,000	$33.44 to $43.58	330,864	0.20%	0.50% to 2.25%	34.62% to 37.04%
2002	6,881	$24.84 to $31.80	187,607	3.73%	0.50% to 2.25%	-2.05% to 0.31%
ING Van Kampen Real Estate Portfolio - Service 2 Class						
2006	1,706	$15.64 to $27.55	40,981	1.18%	1.40% to 2.20%	34.36% to 35.51%
2005	1,604	$11.64 to $20.33	28,990	1.02%	1.40% to 2.20%	14.13% to 14.92%
2004	1,043	$12.60 to $17.69	17,799	1.90%	1.40% to 2.10%	35.03% to 35.76%
2003	481	$12.96 to $13.03	6,246	0.18%	1.40% to 1.85%	35.00% to 35.59%
2002	29	$9.60 to $9.61	276	(a)	1.40% to 1.85%	(a)
ING VP Index Plus International Equity Portfolio - Service Class						
2006	2,596	$10.91 to $12.80	32,572	1.87%	0.75% to 2.60%	22.00% to 23.81%
2005	23	$10.32 to $10.33	240	(d)	0.95% to 2.35%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)

318

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Index Plus International Equity Portfolio - Service 2 Class						
2006	55	$12.46 to $12.57	$ 688	(e)	1.40% to 2.20%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class						
2006	11,258	$11.11 to $27.96	275,268	0.56%	0.80% to 2.55%	12.48% to 14.26%
2005	12,720	$10.58 to $24.47	277,690	0.61%	0.80% to 2.55%	3.46% to 4.98%
2004	14,961	$19.35 to $23.31	314,930	0.28%	0.80% to 2.25%	10.07% to 11.69%
2003	17,530	$17.58 to $20.87	333,380	0.09%	0.80% to 2.25%	28.13% to 30.03%
2002	19,040	$13.72 to $16.05	280,954	0.13%	0.80% to 2.25%	-30.85% to -29.82%
ING Wells Fargo Mid Cap Disciplined Portfolio - Service 2 Class						
2006	310	$11.91 to $16.49	4,737	0.49%	1.40% to 2.20%	12.46% to 13.33%
2005	291	$10.59 to $14.55	4,007	0.56%	1.40% to 2.20%	3.50% to 4.23%
2004	241	$10.87 to $13.96	3,292	0.57%	1.40% to 2.10%	10.30% to 10.88%
2003	131	$12.52 to $12.59	1,639	0.12%	1.40% to 1.85%	28.54% to 29.13%
2002	3	$9.74 to $9.75	34	(a)	1.40% to 1.85%	(a)
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class						
2006	2,157	$10.94 to $11.52	24,614	0.54%	0.90% to 2.60%	16.79% to 17.90%
2005	7	$9.71 to $9.72	71	(d)	1.40% to 2.35%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Wells Fargo Small Cap Disciplined Portfolio - Service 2 Class						
2006	115	$11.35 to $11.45	1,313	(e)	1.40% to 2.20%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Diversified International Fund - Class R						
2006	7	$10.67 to $10.68	$ 76	(e)	1.00% to 1.35%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING American Century Large Company Value Portfolio - Service Class						
2006	56	$12.67 to $14.99	775	0.26%	0.75% to 1.35%	17.73% to 18.46%
2005	57	$10.80 to $12.69	681	1.30%	0.75% to 1.35%	-0.16% to 0.46%
2004	57	$10.72 to $12.66	651	0.99%	0.75% to 1.35%	8.70% to 9.27%
2003	36	$9.85 to $11.62	362	0.55%	0.75% to 1.20%	29.95% to 30.35%
2002	-	$7.61	4	(a)	0.75%	(a)
ING American Century Select Portfolio - Initial Class						
2006	37	$10.41 to $10.52	388	1.26%	0.75% to 1.35%	-2.89% to -2.32%
2005	50	$10.72 to $10.77	534	(d)	0.75% to 1.35%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING American Century Select Portfolio - Service Class						
2006	19	$8.70 to $11.73	174	1.10%	0.75% to 1.35%	-3.09% to -2.53%
2005	6	$8.95 to $11.96	59	-	0.75% to 1.35%	-0.75% to -0.11%
2004	30	$9.03 to $12.11	291	-	0.75% to 1.35%	3.77% to 4.00%
2003	15	$8.74 to $11.67	142	-	0.75% to 1.00%	33.23%
2002	6	$6.56	39	(a)	0.75%	(a)
ING American Century Small-Mid Cap Value Portfolio - Service Class						
2006	36	$15.96 to $17.34	611	0.02%	0.75% to 1.35%	13.90% to 14.58%
2005	33	$13.96 to $15.17	483	0.19%	0.75% to 1.35%	6.56% to 7.00%
2004	29	$13.07 to $14.21	389	0.36%	0.75% to 1.20%	19.88% to 20.44%
2003	15	$10.87 to $11.83	162	-	0.75% to 1.20%	34.20% to 34.53%
2002	-	$8.10	2	(a)	0.95%	(a)

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Baron Small Cap Growth Portfolio - Service Class						
2006	11,736	$11.00 to $17.87	$ 147,898	-	0.75% to 2.60%	12.27% to 14.40%
2005	5,940	$10.91 to $15.62	66,027	-	0.75% to 2.60%	5.94% to 6.55%
2004	99	$14.49 to $14.66	1,448	-	0.75% to 1.35%	26.22% to 27.04%
2003	89	$11.48 to $11.54	1,028	(b)	0.75% to 1.35%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING Columbia Small Cap Value II Portfolio - Service Class						
2006	7,129	$9.97 to $11.06	71,511	(e)	0.95% to 2.60%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Davis Venture Value Portfolio - Service Class						
2006	8,295	$10.98 to $14.75	92,112	0.01%	0.75% to 2.60%	11.41% to 13.07%
2005	210	$9.90 to $13.09	2,221	-	0.75% to 2.20%	2.53% to 3.05%
2004	69	$11.07 to $12.72	809	-	0.75% to 1.35%	6.93% to 7.63%
2003	56	$10.31 to $11.85	600	1.64%	0.75% to 1.35%	39.32% to 39.68%
2002	1	$7.41	9	(a)	0.75% to -	(a)
ING Fundamental Research Portfolio - Initial Class						
2006	34	$10.48 to $10.49	357	(e)	1.25% to 1.40%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Fundamental Research Portfolio - Service Class						
2006	82	$12.01 to $12.20	994	0.11%	1.30% to 2.20%	9.68% to 10.63%
2005	70	$10.95 to $11.01	772	(d)	1.40% to 2.20%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)

321

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Goldman Sachs® Capital Growth Portfolio - Service Class						
2006	4	$10.45 to $13.18	$ 52	-	0.75% to 1.35%	7.07% to 7.50%
2005	1	$12.16 to $12.26	12	0.43%	1.00% to 1.35%	0.91%
2004	1	$12.12 to $12.15	9	(c)	1.00% to 1.20%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
ING JPMorgan International Portfolio - Service Class						
2006	8,659	$13.22 to $18.86	151,961	0.15%	0.75% to 2.60%	18.74% to 21.01%
2005	6,325	$11.10 to $15.63	93,077	0.72%	0.75% to 2.60%	7.02% to 8.93%
2004	4,620	$11.53 to $14.38	63,865	1.24%	0.75% to 2.55%	15.64% to 17.78%
2003	679	$10.42 to $12.24	8,019	0.05%	0.75% to 2.55%	28.17% to 28.50%
2002	1	$8.13 to $8.14	7	(a)	0.75% to 0.95%	(a)
ING JPMorgan Mid Cap Value Portfolio - Service Class						
2006	1,576	$13.55 to $17.70	25,829	-	0.75% to 2.60%	13.48% to 15.61%
2005	1,732	$11.93 to $15.31	24,632	0.29%	0.75% to 2.60%	5.66% to 7.74%
2004	1,575	$11.25 to $14.21	21,149	0.22%	0.75% to 2.60%	17.53% to 19.61%
2003	527	$10.95 to $11.88	6,151	0.50%	0.75% to 2.55%	26.73% to 29.13%
2002	33	$9.09 to $9.19	301	(a)	0.95% to 2.55%	(a)
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class						
2006	12,234	$11.97 to $14.09	166,845	-	0.75% to 2.60%	7.21% to 9.18%
2005	12,230	$11.15 to $12.93	154,616	-	0.75% to 2.60%	8.29% to 10.14%
2004	9,733	$10.37 to $11.74	113,031	-	0.95% to 2.60%	6.69% to 8.40%
2003	1,285	$10.77 to $10.83	13,880	(b)	0.95% to 2.55%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING Neuberger Berman Partners Portfolio - Service Class						
2006	17,001	$9.94 to $11.49	174,800	(e)	0.80% to 2.60%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Neuberger Berman Regency Portfolio - Service Class						
2006	309	$10.01 to $11.21	$ 3,112	(e)	0.95% to 2.45%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING OpCap Balanced Value Portfolio - Service Class						
2006	57	$12.12 to $13.70	731	1.15%	0.75% to 1.35%	9.02% to 9.69%
2005	84	$11.10 to $12.53	995	0.48%	0.75% to 1.35%	1.31% to 1.90%
2004	88	$10.97 to $12.32	1,031	0.83%	0.75% to 1.35%	9.05% to 9.52%
2003	40	$10.08 to $11.28	408	2.25%	0.75% to 1.20%	29.23%
2002	16	$7.80	126	(a)	0.75%	(a)
ING Oppenheimer Global Portfolio - Initial Class						
2006	1,210	$13.68 to $14.12	16,934	0.07%	0.75% to 2.60%	14.95% to 17.08%
2005	1,523	$11.90 to $12.06	18,307	(d)	0.75% to 2.60%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Oppenheimer Global Portfolio - Service Class						
2006	7,433	$11.61 to $17.69	108,798	0.07%	0.75% to 2.60%	14.56% to 16.69%
2005	2,571	$11.89 to $15.19	32,615	1.19%	0.75% to 2.60%	10.32% to 12.43%
2004	250	$10.88 to $13.54	3,060	-	0.75% to 2.60%	12.08% to 14.19%
2003	147	$10.60 to $11.89	1,586	-	0.75% to 2.55%	28.48% to 30.78%
2002	9	$8.27 to $8.35	75	(a)	0.75% to 2.20%	(a)
ING Oppenheimer Strategic Income Portfolio - Service Class						
2006	384	$10.76 to $10.87	4,165	0.12%	0.75% to 1.35%	6.75% to 7.41%
2005	306	$10.08 to $10.12	3,093	(d)	0.75% to 1.35%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)

323

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING PIMCO Total Return Portfolio - Service Class						
2006	259	$10.86 to $12.03	$ 2,982	1.65%	0.75% to 1.35%	2.55% to 3.26%
2005	247	$10.59 to $11.65	2,776	1.55%	0.75% to 1.35%	0.76% to 1.30%
2004	191	$10.51 to $11.50	2,116	-	0.75% to 1.35%	2.94% to 3.51%
2003	176	$10.21 to $11.11	1,918	4.14%	0.75% to 1.35%	2.89% to 3.35%
2002	55	$10.75	593	(a)	0.75%	(a)
ING Solution 2015 Portfolio - Service Class						
2006	278	$11.66 to $11.78	3,262	0.13%	0.75% to 1.35%	9.54% to 9.89%
2005	34	$10.69 to $10.72	363	(d)	0.75% to 1.10%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Solution 2025 Portfolio - Service Class						
2006	207	$12.11 to $12.23	2,527	0.07%	0.75% to 1.35%	11.79%
2005	4	$10.94	47	(d)	0.75%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Solution 2035 Portfolio - Service Class						
2006	126	$12.45 to $12.58	1,583	0.10%	0.75% to 1.35%	13.00% to 13.33%
2005	2	$11.08 to $11.10	19	(d)	0.75% to 1.00%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Solution 2045 Portfolio - Service Class						
2006	24	$12.82 to $12.92	312	-	0.75% to 1.20%	13.91%
2005	-	$11.29	5	(d)	1.00%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Solution Income Portfolio - Service Class						
2006	52	$10.93 to $11.02	$ 566	(e)	0.75% to 1.20%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class						
2006	152	$12.20 to $15.06	2,030	-	0.75% to 1.35%	7.51% to 8.10%
2005	59	$11.39 to $13.96	729	-	0.75% to 1.35%	7.54% to 8.20%
2004	46	$10.61 to $12.94	529	-	0.75% to 1.35%	7.07% to 7.72%
2003	53	$9.78 to $12.04	557	(b)	0.75% to 1.35%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING T. Rowe Price Growth Equity Portfolio - Service Class						
2006	320	$12.30 to $14.68	4,288	-	0.75% to 1.35%	11.54% to 12.19%
2005	282	$11.01 to $13.12	3,308	0.45%	0.75% to 1.35%	4.50% to 5.08%
2004	268	$10.51 to $12.51	2,982	0.04%	0.75% to 1.35%	8.43% to 8.92%
2003	229	$9.68 to $11.51	2,295	0.16%	0.75% to 1.20%	29.07% to 29.65%
2002	19	$7.51 to $7.52	144	(a)	0.75% to 0.95%	(a)
ING Templeton Foreign Equity Portfolio - Service Class						
2006	2,262	$11.09 to $11.95	25,226	(e)	0.95% to 2.60%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Thornburg Value Portfolio - Initial Class						
2006	331	$9.34 to $13.84	3,324	0.48%	0.95% to 2.55%	13.90% to 15.78%
2005	389	$8.20 to $11.99	3,383	0.85%	0.95% to 2.55%	-0.97% to 0.57%
2004	455	$8.28 to $11.96	3,938	0.46%	0.95% to 2.55%	9.96% to 11.88%
2003	389	$7.53 to $10.73	3,009	0.14%	0.95% to 2.55%	24.88% to 26.70%
2002	209	$6.04 to $6.18	1,280	-	0.95% to 2.40%	-37.64% to -32.29%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Thornburg Value Portfolio - Service Class						
2006	592	$11.09 to $14.56	$ 6,794	0.02%	0.75% to 2.35%	15.13% to 15.68%
2005	27	$9.76 to $12.62	277	0.55%	0.75% to 1.20%	0.08% to 0.51%
2004	42	$9.71 to $12.59	444	0.24%	0.75% to 1.20%	11.51% to 11.74%
2003	43	$8.69 to $11.29	391	-	0.75% to 1.00%	26.86%
2002	11	$6.85	72	(a)	0.75%	(a)
ING UBS U.S. Large Cap Equity Portfolio - Service Class						
2006	1,739	$12.40 to $15.59	22,611	0.48%	0.75% to 2.60%	11.39% to 13.42%
2005	628	$11.02 to $13.77	7,228	0.51%	0.75% to 2.60%	6.66% to 8.23%
2004	61	$10.22 to $12.76	674	-	0.75% to 2.20%	13.09% to 13.77%
2003	10	$9.02 to $11.25	97	(b)	0.75% to 1.35%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING UBS U.S. Small Cap Growth Portfolio - Service Class						
2006	517	$9.63 to $10.87	5,004	(e)	0.95% to 2.35%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Van Kampen Comstock Portfolio - Service Class						
2006	15,954	$11.25 to $15.73	219,324	0.70%	0.75% to 2.60%	12.87% to 14.96%
2005	13,926	$10.31 to $13.71	168,923	0.51%	0.75% to 2.60%	0.81% to 2.74%
2004	8,544	$11.02 to $13.39	103,284	-	0.75% to 2.60%	13.74% to 15.84%
2003	3,551	$10.41 to $11.58	37,583	1.07%	0.75% to 2.55%	26.33% to 28.66%
2002	210	$8.24 to $8.34	1,737	(a)	0.75% to 2.40%	(a)
ING Van Kampen Equity and Income Portfolio - Initial Class						
2006	321	$12.10 to $12.22	3,913	1.93%	0.75% to 1.35%	11.21% to 11.80%
2005	380	$10.88 to $10.93	4,151	(d)	0.75% to 1.35%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)

326

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Van Kampen Equity and Income Portfolio - Service Class						
2006	5,017	$11.82 to $14.92	$ 61,397	2.21%	0.75% to 2.60%	9.47% to 11.56%
2005	3,123	$10.77 to $13.41	34,098	-	0.75% to 2.60%	6.31% to 7.00%
2004	23	$10.37 to $12.57	256	0.52%	0.75% to 1.35%	9.16% to 9.79%
2003	9	$9.50 to $11.48	89	-	0.75% to 1.35%	25.99%
2002	-	$7.54	2	(a)	0.75%	(a)
ING VP Strategic Allocation Conservative Portfolio - Class S						
2006	50	$14.33 to $14.44	717	1.55%	0.75% to 1.20%	7.07% to 7.36%
2005	9	$13.43 to $13.45	118	(d)	0.75% to 1.10%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING VP Strategic Allocation Growth Portfolio - Class S						
2006	18	$17.32 to $17.46	308	0.48%	0.75% to 1.20%	11.65% to 12.07%
2005	2	$15.54 to $15.58	29	(d)	0.75% to 1.10%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING VP Strategic Allocation Moderate Portfolio - Class S						
2006	44	$15.76 to $15.92	693	1.01%	0.75% to 1.35%	9.29% to 9.94%
2005	25	$14.42 to $14.48	362	(d)	0.75% to 1.35%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING VP Growth and Income Portfolio - Class S						
2006	310	$14.70 to $15.75	4,758	1.29%	0.75% to 1.35%	12.40% to 12.90%
2005	177	$13.15 to $13.95	2,431	1.09%	0.75% to 1.20%	6.65% to 7.14%
2004	139	$12.33 to $13.02	1,776	2.11%	0.75% to 1.20%	6.85% to 7.25%
2003	143	$11.54 to $12.14	1,723	(b)	0.75% to 1.20%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)

327

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET U.S. Core Portfolio - Series 1						
2006	8,382	$10.52 to $11.22	$ 91,376	2.54%	1.25% to 3.05%	4.47% to 6.35%
2005	12,443	$10.07 to $10.55	128,220	2.42%	1.25% to 3.05%	-1.47% to 0.38%
2004	16,487	$10.22 to $10.51	170,855	0.66%	1.25% to 3.05%	0.29% to 2.14%
2003	21,571	$10.19 to $10.29	220,805	(b)	1.25% to 3.05%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING GET U.S. Core Portfolio - Series 2						
2006	6,137	$10.18 to $10.80	64,559	2.85%	1.25% to 3.05%	3.46% to 5.26%
2005	9,054	$9.84 to $10.26	90,928	2.76%	1.25% to 3.05%	-2.09% to -0.29%
2004	11,145	$10.05 to $10.29	113,368	0.09%	1.25% to 3.05%	0.50% to 2.39%
2003	16,692	$10.00 to $10.05	167,331	(b)	1.25% to 3.05%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING GET U.S. Core Portfolio - Series 3						
2006	6,719	$9.90 to $10.46	68,420	2.52%	1.25% to 3.05%	3.13% to 5.02%
2005	9,762	$9.60 to $9.96	95,457	1.98%	1.25% to 3.05%	-2.24% to -0.50%
2004	14,042	$9.82 to $10.01	139,161	-	1.25% to 3.05%	-1.70% to -0.10%
2003	897	$9.99 to $10.00	8,966	(b)	0.95% to 2.55%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING GET U.S. Core Portfolio - Series 4						
2006	4,614	$10.56 to $11.11	49,961	2.65%	1.25% to 3.10%	4.64% to 6.52%
2005	5,905	$10.09 to $10.43	60,557	1.62%	1.25% to 3.10%	-1.85%
2004	7,380	$10.28 to $10.43	76,373	(c)	1.25% to 3.10%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
ING GET U.S. Core Portfolio - Series 5						
2006	2,507	$11.17 to $11.64	28,664	1.86%	1.25% to 3.10%	7.92% to 9.61%
2005	3,529	$10.35 to $10.66	37,081	0.97%	1.25% to 3.10%	-0.48% to 1.43%
2004	4,121	$10.40 to $10.51	43,088	(c)	1.25% to 3.10%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET U.S. Core Portfolio - Series 6						
2006	2,775	$10.70 to $11.17	$ 30,412	2.27%	1.25% to 3.10%	7.10% to 9.08%
2005	4,173	$9.99 to $10.24	42,244	0.39%	1.25% to 3.10%	-0.50% to 1.49%
2004	5,992	$10.04 to $10.09	60,314	(c)	1.25% to 3.10%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
ING GET U.S. Core Portfolio - Series 7						
2006	2,117	$10.60 to $11.01	22,891	2.17%	1.25% to 3.10%	6.85% to 8.90%
2005	3,676	$9.92 to $10.11	36,810	0.14%	1.25% to 3.10%	-0.30% to 0.90%
2004	127	$9.99 to $10.00	1,268	(c)	0.95% to 2.20%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
ING GET U.S. Core Portfolio - Series 8						
2006	998	$10.72 to $11.08	10,909	1.75%	1.25% to 3.10%	7.31% to 9.27%
2005	1,504	$9.99 to $10.14	15,156	(d)	1.25% to 3.10%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING GET U.S. Core Portfolio - Series 9						
2006	940	$10.57 to $10.88	10,101	1.35%	1.25% to 3.10%	6.77% to 8.80%
2005	1,656	$9.90 to $10.00	16,493	(d)	1.25% to 3.10%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING GET U.S. Core Portfolio - Series 10						
2006	805	$10.57 to $10.83	8,614	0.73%	1.25% to 3.10%	6.44% to 8.41%
2005	1,255	$9.93 to $9.99	12,504	(d)	1.25% to 3.10%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)

329

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET U.S. Core Portfolio - Series 11						
2006	1,056	$10.46 to $10.65	$ 11,153	0.27%	1.45% to 3.10%	5.29% to 6.29%
2005	148	$10.01 to $10.02	1,482	(d)	0.95% to 1.90%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING GET U.S. Core Portfolio - Series 12						
2006	426	$11.09 to $11.24	4,768	(e)	1.45% to 3.10%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING GET U.S. Core Portfolio - Series 13						
2006	5,273	$10.02 to $10.11	53,117	(e)	1.45% to 3.10%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING VP Global Equity Dividend Portfolio						
2006	6,780	$8.55 to $15.25	61,740	3.78%	0.90% to 2.60%	23.92% to 26.16%
2005	8,278	$6.89 to $12.19	60,143	3.04%	0.90% to 2.60%	1.62% to 3.42%
2004	7,951	$6.78 to $11.88	56,073	0.77%	0.90% to 2.55%	6.73% to 8.59%
2003	7,678	$6.35 to $6.75	50,319	-	0.90% to 2.55%	25.74% to 27.95%
2002	5,299	$5.05 to $5.28	27,358	2.00%	0.90% to 2.55%	-27.02% to -25.42%
ING VP Global Science and Technology Portfolio - Class S						
2006	41	$13.50 to $13.64	550	-	0.75% to 1.35%	5.30% to 5.98%
2005	6	$12.82 to $12.87	78	(d)	0.75% to 1.35%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)

330

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Growth Portfolio - Class S						
2006	24	$10.47 to $13.32	$ 273	-	0.75% to 1.35%	1.08% to 1.65%
2005	26	$10.30 to $13.13	285	0.31%	0.75% to 1.35%	7.60% to 8.19%
2004	36	$9.42 to $12.16	356	-	0.75% to 1.35%	5.49% to 6.25%
2003	32	$8.90 to $11.49	292	-	0.75% to 1.35%	28.61% to 29.11%
2002	7	$6.94	46	(a)	0.75%	(a)
ING VP Index Plus LargeCap Portfolio - Class S						
2006	18,042	$10.70 to $14.76	204,688	0.88%	0.75% to 2.60%	11.30% to 13.44%
2005	17,237	$9.61 to $13.05	173,748	1.22%	0.75% to 2.60%	2.43% to 4.30%
2004	13,139	$9.38 to $12.53	128,155	1.02%	0.75% to 2.60%	7.53% to 9.42%
2003	6,637	$8.72 to $11.48	59,693	0.49%	0.75% to 2.55%	22.64% to 24.90%
2002	634	$7.11 to $7.31	4,589	0.15%	0.75% to 2.55%	-29.03% to -22.23%
ING VP Index Plus MidCap Portfolio - Class S						
2006	16,098	$10.83 to $16.21	220,692	0.44%	0.75% to 2.60%	6.32% to 8.27%
2005	13,837	$11.08 to $15.01	177,634	0.39%	0.75% to 2.60%	7.93% to 10.02%
2004	6,532	$10.84 to $13.68	79,289	0.30%	0.75% to 2.60%	13.39% to 15.55%
2003	1,784	$10.83 to $11.87	19,893	0.21%	0.75% to 2.55%	28.78% to 31.02%
2002	692	$8.41 to $8.64	5,909	0.31%	0.75% to 2.55%	-14.79% to -12.82%
ING VP Index Plus SmallCap Portfolio - Class S						
2006	13,635	$11.83 to $17.26	197,450	0.25%	0.75% to 2.60%	10.55% to 12.65%
2005	11,068	$10.68 to $15.36	144,771	0.27%	0.75% to 2.60%	4.63% to 6.56%
2004	5,386	$11.23 to $14.45	68,985	0.08%	0.75% to 2.60%	18.63% to 20.80%
2003	1,420	$11.03 to $11.99	16,341	0.06%	0.75% to 2.55%	32.47% to 34.83%
2002	465	$8.47 to $8.70	4,005	0.36%	0.75% to 2.55%	-15.89% to -13.95%
ING VP International Equity Portfolio - Class S						
2006	49	$15.35 to $19.86	857	1.17%	0.75% to 1.35%	21.56% to 22.32%
2005	25	$12.67 to $16.28	353	0.65%	0.75% to 1.35%	14.96% to 15.67%
2004	22	$11.04 to $14.11	265	0.87%	0.75% to 1.35%	15.75% to 15.97%
2003	18	$9.52 to $12.19	197	(b)	0.75% to 1.00%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)

331

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Small Company Portfolio - Class S						
2006	135	$14.46 to $16.75	$ 2,151	0.16%	0.75% to 1.35%	14.53% to 15.18%
2005	94	$12.60 to $14.57	1,294	0.02%	0.75% to 1.35%	8.56% to 9.23%
2004	101	$11.58 to $13.37	1,267	0.28%	0.75% to 1.35%	12.51% to 13.26%
2003	82	$10.26 to $11.84	876	0.19%	0.75% to 1.35%	36.25% to 36.64%
2002	21	$7.54 to $7.56	156	(a)	0.75% to 0.95%	(a)
ING VP Value Opportunity Portfolio - Class S						
2006	2,433	$9.83 to $15.12	27,029	1.40%	0.75% to 2.60%	12.73% to 14.92%
2005	2,925	$8.72 to $13.20	28,537	0.36%	0.75% to 2.60%	4.06% to 5.94%
2004	389	$8.38 to $12.48	3,478	0.77%	0.75% to 2.55%	7.16% to 9.05%
2003	283	$7.82 to $8.18	2,270	0.60%	0.75% to 2.55%	21.05% to 23.38%
2002	166	$6.46 to $6.63	1,086	0.40%	0.75% to 2.55%	-28.22% to -26.66%
ING VP Financial Services Portfolio - Class S						
2006	6,904	$12.22 to $13.78	92,739	1.10%	0.75% to 2.60%	14.11% to 16.24%
2005	6,500	$10.69 to $11.87	75,980	0.85%	0.75% to 2.60%	4.82% to 6.56%
2004	1,287	$11.00 to $11.13	14,250	(c)	0.95% to 2.60%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
ING VP International Value Portfolio - Class S						
2006	380	$17.22 to $19.23	6,945	1.86%	0.75% to 1.35%	27.09% to 27.86%
2005	199	$13.52 to $15.08	2,846	1.87%	0.75% to 1.35%	7.68% to 8.21%
2004	94	$12.53 to $13.97	1,244	0.90%	0.75% to 1.20%	15.70% to 16.13%
2003	48	$10.86 to $12.05	534	0.35%	0.75% to 1.20%	28.52% to 28.81%
2002	5	$8.45 to $8.47	42	(a)	0.75% to 0.95%	(a)
ING VP MidCap Opportunities Portfolio - Class S						
2006	3,017	$8.25 to $14.90	25,935	-	0.75% to 2.35%	5.13% to 6.84%
2005	3,860	$7.84 to $13.99	31,259	-	0.75% to 2.35%	7.69% to 9.33%
2004	4,282	$7.28 to $12.83	31,955	-	0.75% to 2.25%	10.03% to 10.29%
2003	29	$9.82 to $11.66	280	-	0.75% to 1.00%	15.94%
2002	2	$7.24	12	(a)	0.75%	(a)

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Real Estate Portfolio - Class S						
2006	392	$15.47 to $15.63	$ 6,099	1.71%	0.75% to 1.35%	34.17% to 34.86%
2005	54	$11.56 to $11.59	628	(d)	0.75% to 1.20%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING VP SmallCap Opportunities Portfolio - Class S						
2006	14,427	$7.74 to $15.69	116,669	-	0.75% to 2.60%	9.43% to 11.49%
2005	15,436	$7.05 to $14.11	112,432	-	0.75% to 2.60%	6.47% to 8.14%
2004	15,335	$6.62 to $13.09	103,698	-	0.75% to 2.25%	7.47% to 9.03%
2003	14,450	$6.16 to $12.02	90,453	-	0.75% to 2.25%	35.38% to 37.47%
2002	6,553	$4.55 to $4.67	30,118	-	0.75% to 2.25%	-45.05% to -44.14%
ING VP Balanced Portfolio - Class S						
2006	908	$10.39 to $13.78	10,361	1.04%	0.75% to 2.60%	8.13% to 8.76%
2005	254	$12.18 to $12.67	3,170	2.07%	0.75% to 1.35%	2.61% to 3.26%
2004	259	$11.87 to $12.27	3,120	2.07%	0.75% to 1.35%	7.70% to 8.20%
2003	109	$11.04 to $11.34	1,231	(b)	0.75% to 1.20%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING VP Intermediate Bond Portfolio - Class S						
2006	53,039	$10.12 to $12.29	616,032	5.04%	0.75% to 2.60%	1.10% to 3.02%
2005	26,206	$10.01 to $11.93	300,774	3.92%	0.75% to 2.60%	0.71% to 2.14%
2004	17,871	$10.67 to $11.68	203,365	8.87%	0.75% to 2.25%	2.19% to 3.82%
2003	6,454	$10.34 to $11.25	71,483	2.15%	0.75% to 2.25%	3.69% to 5.14%
2002	4,668	$10.58 to $10.69	49,590	(a)	0.75% to 2.25%	(a)
Legg Mason Partners Variable High Income Portfolio						
2006	8	$17.10 to $17.40	138	6.49%	1.25% to 1.40%	9.40% to 9.57%
2005	12	$15.63 to $15.88	185	7.11%	1.25% to 1.40%	1.23% to 1.34%
2004	17	$15.44 to $15.67	265	7.33%	1.25% to 1.40%	8.89% to 9.05%
2003	22	$14.18 to $14.37	308	6.70%	1.25% to 1.40%	25.71% to 25.94%
2002	28	$11.28 to $11.41	319	24.02%	1.25% to 1.40%	-4.57% to -4.44%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Legg Mason Partners Variable International All Cap Growth Portfolio						
2006	8	$17.61 to $17.93	$ 136	1.91%	1.25% to 1.40%	24.10% to 24.34%
2005	10	$14.19 to $14.42	144	1.12%	1.25% to 1.40%	10.17% to 10.33%
2004	17	$12.88 to $13.07	214	0.92%	1.25% to 1.40%	16.14% to 16.38%
2003	20	$11.09 to $11.23	221	0.95%	1.25% to 1.40%	25.74% to 25.90%
2002	23	$8.82 to $8.92	201	0.95%	1.25% to 1.40%	-26.74% to -26.64%
Legg Mason Partners Variable Large Cap Value Portfolio						
2006	11	$23.68 to $24.10	255	1.09%	1.25% to 1.40%	16.59% to 16.76%
2005	15	$20.31 to $20.64	302	1.38%	1.25% to 1.40%	5.02% to 5.20%
2004	22	$19.34 to $19.62	422	1.93%	1.25% to 1.40%	9.08% to 9.24%
2003	23	$17.73 to $17.96	405	1.55%	1.25% to 1.40%	25.83% to 25.95%
2002	26	$14.09 to $14.26	371	3.74%	1.25% to 1.40%	-26.46% to -26.30%
Legg Mason Partners Variable Money Market Portfolio						
2006	2	$12.94	23	4.49%	1.40%	3.19%
2005	2	$12.54	24	3.31%	1.40%	1.37%
2004	3	$12.37	37	-	1.40%	-0.56%
2003	4	$12.44	50	1.04%	1.40%	-0.72%
2002	11	$12.53 to $12.68	143	1.30%	1.25% to 1.40%	-0.16%
Colonial Small Cap Value Fund, Variable Series - Class B						
2006	16,991	$12.34 to $20.60	335,177	0.34%	0.95% to 2.60%	16.24% to 18.25%
2005	20,661	$10.59 to $17.48	348,817	-	0.95% to 2.60%	3.09% to 4.17%
2004	14,445	$16.50 to $16.78	240,424	0.50%	1.25% to 2.25%	19.83% to 21.00%
2003	2,966	$13.77 to $13.87	40,999	(b)	1.25% to 2.25%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
Oppenheimer Main Street Small Cap Fund®/VA - Service Class						
2006	43	$19.12 to $19.32	822	0.01%	0.75% to 1.35%	13.41% to 13.85%
2005	5	$16.93 to $16.97	91	(d)	0.75% to 1.10%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)

334

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
PIMCO Real Return Portfolio - Administrative Class						
2006	130	$9.95 to $10.06	$ 1,301	4.45%	0.75% to 1.35%	-0.40% to 0.10%
2005	35	$10.02 to $10.05	352	(d)	0.75% to 1.20%	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
Pioneer Equity Income VCT Portfolio - Class II						
2006	551	$14.44 to $16.47	8,556	2.31%	0.75% to 1.35%	20.52% to 21.20%
2005	272	$11.95 to $13.62	3,429	2.17%	0.75% to 1.35%	4.09% to 4.66%
2004	139	$11.45 to $13.04	1,659	1.95%	0.75% to 1.35%	14.47% to 15.22%
2003	99	$9.98 to $11.35	1,010	2.02%	0.75% to 1.35%	20.97% to 21.38%
2002	22	$8.27 to $8.28	179	(a)	0.75% to 0.95%	(a)
Pioneer Small Cap Value VCT Portfolio - Class II						
2006	633	$10.61 to $10.72	6,765	(e)	0.95% to 2.60%	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ProFund VP Bull						
2006	5,805	$9.42 to $13.20	57,596	0.22%	0.90% to 2.60%	10.75% to 12.62%
2005	8,379	$8.50 to $11.82	74,309	0.22%	0.90% to 2.60%	0.12% to 1.78%
2004	12,090	$8.49 to $11.71	106,145	-	0.90% to 2.55%	6.22% to 7.89%
2003	10,431	$8.04 to $8.37	85,664	-	0.90% to 2.40%	22.83% to 24.55%
2002	4,706	$6.57 to $6.72	31,265	-	0.90% to 2.25%	-25.68% to -24.66%
ProFund VP Europe 30						
2006	2,641	$10.79 to $16.66	29,949	0.34%	0.90% to 2.60%	14.46% to 16.50%
2005	3,806	$9.42 to $14.43	37,372	0.13%	0.90% to 2.60%	5.29% to 7.16%
2004	4,033	$8.94 to $13.58	37,237	0.12%	0.90% to 2.60%	11.47% to 13.25%
2003	3,999	$8.02 to $12.09	32,874	0.13%	0.90% to 2.55%	35.74% to 37.54%
2002	2,589	$5.96 to $6.10	15,627	-	0.90% to 2.25%	-27.49% to -26.42%

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ProFund VP Rising Rates Opportunity						
2006	5,900	$7.81 to $9.72	$ 47,606	2.01%	0.95% to 2.60%	7.34% to 9.15%
2005	6,792	$7.27 to $9.02	50,608	-	0.95% to 2.60%	-10.28% to -8.82%
2004	6,392	$8.10 to $8.66	52,378	-	0.95% to 2.60%	-13.18% to -11.73%
2003	2,457	$9.33 to $9.38	22,975	(b)	0.95% to 2.55%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ProFund VP Small-Cap						
2006	8,093	$11.13 to $14.47	106,445	-	0.90% to 2.60%	11.76% to 13.69%
2005	9,984	$10.22 to $12.83	116,460	-	0.90% to 2.60%	0.18% to 1.93%
2004	12,755	$11.12 to $12.70	147,644	-	0.90% to 2.60%	13.82% to 15.68%
2003	12,620	$9.84 to $11.07	127,245	-	0.90% to 2.55%	39.52% to 41.54%
2002	5,371	$7.11 to $7.27	38,612	-	0.90% to 2.25%	-24.20% to -23.15%
Wells Fargo Advantage Asset Allocation Fund						
2006	268	$11.35 to $13.02	3,422	2.29%	1.40% to 2.20%	9.75% to 10.62%
2005	285	$10.34 to $11.77	3,308	2.45%	1.40% to 2.20%	2.83% to 3.52%
2004	166	$11.27 to $11.37	1,880	2.52%	1.40% to 2.10%	7.21%
2003	2	$10.54	25	(b)	1.90%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
Wells Fargo Advantage C&B Large Cap Value Fund						
2006	40	$12.21 to $14.43	560	1.46%	1.40% to 2.20%	19.47% to 20.35%
2005	48	$10.22 to $11.99	568	0.81%	1.40% to 2.20%	0.94% to 1.45%
2004	18	$11.69 to $11.75	211	(c)	1.65% to 2.10%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
Wells Fargo Advantage Equity Income Fund						
2006	79	$12.10 to $14.20	1,105	1.53%	1.65% to 2.20%	15.90% to 16.68%
2005	84	$10.44 to $12.17	1,007	1.56%	1.65% to 2.20%	3.17% to 3.57%
2004	75	$11.68 to $11.78	882	1.79%	1.40% to 2.10%	8.93%
2003	1	$10.75	11	(b)	1.90%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)

336

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Wells Fargo Advantage Large Company Growth Fund						
2006	267	$10.40 to $11.00	$ 2,876	-	1.40% to 2.20%	0.10% to 0.92%
2005	289	$10.39 to $10.90	3,109	0.18%	1.40% to 2.20%	3.47% to 4.21%
2004	218	$10.37 to $10.46	2,266	-	1.40% to 2.10%	1.27%
2003	3	$10.26	34	(b)	1.90%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
Wells Fargo Advantage Money Market Fund						
2006	31	$10.08 to $10.24	314	4.30%	1.65% to 2.20%	2.09% to 2.71%
2005	78	$9.86 to $10.03	784	5.76%	1.65% to 2.20%	0.41% to 0.61%
2004	38	$9.82 to $9.85	369	(c)	1.90% to 2.10%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
Wells Fargo Advantage Small Cap Growth Fund						
2006	61	$12.99 to $15.15	910	-	1.40% to 2.20%	20.06% to 21.01%
2005	63	$10.82 to $12.52	782	-	1.40% to 2.20%	3.97% to 4.77%
2004	48	$11.85 to $11.95	569	-	1.40% to 2.10%	11.65%
2003	1	$10.64	7	(b)	1.90%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
Wells Fargo Advantage Total Return Bond Fund						
2006	130	$10.12 to $10.73	1,376	4.52%	1.40% to 2.20%	1.61% to 2.39%
2005	134	$9.96 to $10.48	1,391	4.11%	1.40% to 2.20%	-0.29% to 0.48%
2004	47	$10.35 to $10.43	485	(c)	1.40% to 2.10%	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)

(a) As investment Division was not available until 2002, this data is not meaningful and is therefore not presented.

(b) As investment Division was not available until 2003, this data is not meaningful and is therefore not presented.

(c) As investment Division was not available until 2004, this data is not meaningful and is therefore not presented.

(d) As investment Division was not available until 2005, this data is not meaningful and is therefore not presented.

(e) As investment Division was not available until 2006, this data is not meaningful and is therefore not presented.

A The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense charge and other contract charges, as defined in Note 3. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

* Includes units for annuity contracts in payout beginning in 2006.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING USA Annuity and Life Insurance Company

We have audited the accompanying balance sheets of ING USA Annuity and Life Insurance Company as of December 31, 2006 and 2005, and the related statements of operations, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ING USA Annuity and Life Insurance Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 23, 2007

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Statements of Operations
(In millions)

		Year Ended December 31,	
	2006	**2005**	**2004**
Revenue:			
Net investment income	$ 1,156.4	$ 1,102.2	$ 1,121.5
Fee income	939.2	745.6	569.2
Premiums	20.5	21.8	21.8
Net realized capital losses	(90.4)	(2.9)	(49.5)
Other income	-	0.7	0.3
Total revenue	2,025.7	1,867.4	1,663.3
Benefits and expenses:			
Interest credited and other benefits to contractowners	1,169.7	1,085.8	1,133.0
Operating expenses	228.0	192.5	162.6
Amortization of deferred policy acquisition costs and value of business acquired	293.0	318.9	186.8
Interest expense	30.3	29.6	5.1
Other expense	28.1	16.5	2.2
Total benefits and expenses	1,749.1	1,643.3	1,489.7
Income before income taxes and cumulative effect of change in accounting principle	276.6	224.1	173.6
Income tax expense	64.4	34.2	80.7
Income before cumulative effect of change in accounting principle	212.2	189.9	92.9
Cumulative effect of change in accounting principle, net of tax	-	-	(1.0)
Net income	$ 212.2	$ 189.9	$ 91.9

The accompanying notes are an integral part of these financial statements.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Balance Sheets
(In millions, except share data)

| | As of December 31, | |
	2006	2005
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value		
(amortized cost of $17,071.8 at 2006 and $16,086.1 at 2005)	$ 17,054.4	$ 16,092.4
Equity securities, available-for-sale, at fair value		
(cost of $39.1 at 2006 and $28.6 at 2005)	40.6	29.7
Short-term investments	134.3	55.9
Mortgage loans on real estate	3,687.6	3,766.8
Policy loans	162.5	166.1
Other investments	642.9	404.8
Securities pledged		
(amortized cost of $875.5 at 2006 and $952.1 at 2005)	864.0	938.9
Total investments	22,586.3	21,454.6
Cash and cash equivalents	608.6	215.2
Short-term investments under securities loan agreement	102.6	140.2
Accrued investment income	183.7	175.0
Receivable for securities sold	20.3	32.1
Deposits and reinsurance recoverable from affiliate	4,759.0	4,068.1
Deferred policy acquisition costs	2,669.9	2,255.4
Value of business acquired	110.1	122.1
Sales inducements to contractowners	630.7	556.3
Short-term loan to affiliate	-	45.0
Due from affiliates	29.7	15.0
Current income taxes	4.6	-
Other assets	43.8	29.9
Assets held in separate accounts	37,928.3	30,262.8
Total assets	$ 69,677.6	$ 59,371.7

The accompanying notes are an integral part of these financial statements.

C-4

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Balance Sheets
(In millions, except share data)

	As of December 31,	
	2006	**2005**
Liabilities and Shareholder's Equity		
Future policy benefits and claims reserves	$ 26,696.4	$ 24,225.3
Payables for securities purchased	48.3	0.8
Payables under securities loan agreement	102.6	140.2
Borrowed money	769.6	806.3
Notes to affiliates	435.0	435.0
Due to affiliates	46.4	39.7
Current income taxes	-	34.1
Deferred income taxes	262.5	135.7
Other liabilities	399.4	342.8
Liabilities related to separate accounts	37,928.3	30,262.8
Total liabilities	66,688.5	56,422.7
Shareholder's equity		
Common stock (250,000 shares authorized, issued and outstanding; $10 per share value)	2.5	2.5
Additional paid-in capital	3,978.4	4,143.1
Accumulated other comprehensive loss	(12.1)	(4.7)
Retained earnings (deficit)	(979.7)	(1,191.9)
Total shareholder's equity	2,989.1	2,949.0
Total liabilities and shareholder's equity	$ 69,677.6	$ 59,371.7

The accompanying notes are an integral part of these financial statements.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Statements of Changes in Shareholder's Equity
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at December 31, 2003	$ 2.5	$ 3,811.1	$ 188.1	$ (1,473.7)	$ 2,528.0
Comprehensive income:					
Net income	-	-	-	91.9	91.9
Other comprehensive loss,					
net of tax:					
Change in net unrealized capital gains (losses)					
on securities ($(114.0) pretax)	-	-	(70.5)	-	(70.5)
Minimum pension liability	-	-	(4.9)	-	(4.9)
Total comprehensive income					16.5
Contribution of capital	-	230.0	-	-	230.0
Balance at December 31, 2004	2.5	4,041.1	112.7	(1,381.8)	2,774.5
Comprehensive income:					
Net income	-	-	-	189.9	189.9
Other comprehensive loss,					
net of tax:					
Change in net unrealized capital gains (losses)					
on securities ($(185.2) pretax)	-	-	(118.4)	-	(118.4)
Minimum pension liability ($(1.1) pretax)	-	-	1.0	-	1.0
Total comprehensive income					72.5
Contribution of capital	-	100.0	-	-	100.0
Employee share-based payments	-	2.0	-	-	2.0
Balance at December 31, 2005	2.5	4,143.1	(4.7)	(1,191.9)	2,949.0
Comprehensive income:					
Net income	-	-	-	212.2	212.2
Other comprehensive loss,					
net of tax:					
Change in net unrealized capital gains (losses)					
on securities ($(10.7) pretax)	-	-	(7.3)	-	(7.3)
Pension liability ($0.6 pretax)	-	-	0.4	-	0.4
Other	-	-	1.1	-	1.1
Total comprehensive income					206.4
Cumulative effect of change of accounting					
principle ($(2.4) pretax)	-	-	(1.6)	-	(1.6)
Capital distribution paid	-	(170.0)	-	-	(170.0)
Employee share-based payments	-	4.1	-	-	4.1
Other	-	1.2	-	-	1.2
Balance at December 31, 2006	$ 2.5	$ 3,978.4	$ (12.1)	$ (979.7)	$ 2,989.1

The accompanying notes are an integral part of these financial statements.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Statements of Cash Flows
(In millions)

		Year Ended December 31,				
		2006		**2005**		**2004**
Cash Flows from Operating Activities:						
Net income	$	212.2	$	189.9	$	91.9
Adjustments to reconcile net income to						
net cash provided by operating activities:						
Capitalization of deferred policy acquisition costs						
and sales inducements		(831.9)		(715.3)		(688.3)
Amortization of deferred policy acquisition costs,						
value of business acquired, and sales inducements		367.1		387.7		252.3
Net accretion/decretion of discount/premium		57.7		93.1		139.6
Future policy benefits, claims reserves, and						
interest credited		1,179.9		1,078.4		916.7
Provision for deferred income taxes		131.4		192.0		75.4
Net realized capital (gains) losses		90.4		2.9		49.5
Change in:						
Accrued investment income		(8.7)		26.7		(9.0)
Reinsurance recoverable (excluding GICs)		(52.1)		(31.1)		11.2
Other receivables and asset accruals		(13.9)		(1.6)		(8.2)
Due to/from affiliates		(8.0)		(18.9)		(19.8)
Other payables and accruals		(3.1)		39.3		41.2
Employee share-based payments		4.1		2.0		-
Other		1.1		-		-
Net cash provided by operating activities		1,126.2		1,245.1		852.5
Cash Flows from Investing Activities:						
Proceeds from the sale, maturity, or redemption of:						
Fixed maturities, available-for-sale		10,496.1		16,027.0		17,876.4
Equity securities, available-for-sale		15.8		20.7		106.8
Mortgage loans on real estate		523.7		739.7		388.6
Acquisition of:						
Fixed maturities, available-for-sale		(11,446.3)		(17,518.1)		(20,517.6)
Equity securities, available-for-sale		(25.4)		(14.1)		(20.2)
Mortgage loans on real estate		(444.4)		(658.0)		(856.4)
Short-term investments, net		(79.7)		(49.1)		(6.6)
Other investments		(266.9)		(187.4)		(268.2)
Other		3.6		2.9		(3.2)
Net cash used in investing activities		(1,223.5)		(1,636.4)		(3,300.4)

The accompanying notes are an integral part of these financial statements.

C-7

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Statements of Cash Flows
(In millions)

	Year Ended December 31,		
	2006	2005	2004
Cash Flows from Financing Activities:			
Deposits received for investment contracts	5,788.4	5,225.6	5,888.2
Maturities and withdrawals from investment contracts	(4,497.2)	(5,039.7)	(3,244.4)
Reinsurance recoverable on investment contracts	(638.8)	(120.5)	(747.4)
Notes to affiliates	45.0	-	350.0
Short-term loan to affiliate	-	139.2	(63.8)
Short-term borrowings	(36.7)	92.9	179.2
Capital distribution to Parent	(170.0)	-	-
Capital contribution from Parent	-	100.0	230.0
Net cash provided by financing activities	490.7	397.5	2,591.8
Net increase in cash and cash equivalents	393.4	6.2	143.9
Cash and cash equivalents, beginning of year	215.2	209.0	65.1
Cash and cash equivalents, end of year	$ 608.6	$ 215.2	$ 209.0
Supplemental cash flow information:			
Income taxes (received) paid, net	$ (30.2)	$ (174.7)	$ 8.3
Interest paid	$ 66.2	$ 52.1	$ 14.2

The accompanying notes are an integral part of these financial statements.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

1.   **Organization and Significant Accounting Policies**

Basis of Presentation

ING USA Annuity and Life Insurance Company ("ING USA" or the "Company," as appropriate) is a stock life insurance company domiciled in the State of Iowa and provides financial products and services in the United States. ING USA is authorized to conduct its insurance business in all states, except New York, and in the District of Columbia.

ING USA is a direct, wholly-owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "Parent"), which is an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"). ING is a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING".

Description of Business

The Company offers various insurance products, including immediate and deferred variable and fixed annuities. The Company's annuity products are distributed by national wirehouses, regional securities firms, independent National Association of Securities Dealers, Inc. ("NASD") firms with licensed registered representatives, banks, life insurance companies with captive agency sales forces, independent insurance agents, independent marketing organizations, and the ING broker-dealer network. The Company's primary annuity customers are retail consumers.

The Company also offers guaranteed investment contracts and funding agreements (collectively referred to as "GICs"), sold primarily to institutional investors and corporate benefit plans. These products are marketed by home office personnel or through specialty insurance brokers.

The Company previously provided interest-sensitive, traditional life insurance, and health insurance. The Company no longer issues these products. The life insurance business is in run-off, and the Company has ceded to other insurers all health insurance.

The Company has one operating segment.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Recently Adopted Accounting Standards

Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - An Amendment of FASB Statements No. 87, 88, 106, and 132R" ("FAS No. 158"). FAS No. 158 requires an employer to:

- Recognize in the statement of financial position, an asset for a plan's overfunded status or a liability for a plan's underfunded status;
- Measure a plan's assets and obligations that determine its funded status as of the end of the fiscal year; and
- Recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur, reporting such changes in comprehensive income.

On December 31, 2006, the Company adopted the recognition and disclosure provisions of FAS No. 158. The effect of adopting FAS No. 158 on the Company's financial condition at December 31, 2006 is included in the accompanying financial statements. FAS No. 158 did not have a significant effect on the Company's financial condition at December 31, 2005 or 2004. The provisions regarding the change in the measurement date of postretirement benefit plans are not applicable, as the Company already uses a measurement date of December 31 for its pension plans.

The incremental effects of adopting the provisions of FAS No. 158 on the Company's Balance Sheet at December 31, 2006, are as follows:

	Prior to Adopting FAS No. 158	Effects of Adopting FAS No. 158	As Reported at December 31, 2006
Deferred income taxes	$ 263.3	$ (0.8)	$ 262.5
Other liabilities	397.0	2.4	399.4
Accumulated other comprehensive loss	(10.5)	(1.6)	(12.1)

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Considering the Effects of Prior Year Misstatements

In September 2006, the Securities and Exchange Commission ("SEC") staff issued SEC Staff Accounting Bulletin ("SAB") Topic 1N, "Financial Statements - Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 states that a registrant should quantify the effect of an error on the financial statements using a dual approach. Specifically, the amount should be computed using both the "rollover" (current year income statement perspective) and "iron curtain" (year-end balance sheet perspective) methods.

SAB 108 was effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material impact on the Company's financial position.

The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

On November 3, 2005, the FASB issued FASB Staff Position ("FSP") FAS No. 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP FAS No. 115-1"). FSP FAS No. 115-1 replaces the impairment evaluation guidance of the Emerging Issues Task Force ("EITF") Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1").

FSP FAS No. 115-1 addresses the determination of when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. In addition, it includes considerations for accounting subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporarily impaired. FSP FAS No. 115-1 further clarifies that an impairment loss should be recognized no later than when the impairment is deemed other-than-temporary, even if a decision to sell an impaired security has not been made. FSP FAS No. 115-1 references existing guidance on other-than-temporary impairments.

FSP FAS No. 115-1 was effective for reporting periods beginning after December 15, 2005, and was implemented by the Company during the fourth quarter of 2005. As a result of adopting FSP FAS No. 115-1, the Company recognized impairment losses of $22.3 and $3.1 for the years ended December 31, 2006 and 2005, respectively, related to investments that the Company does not have the intent to retain for a period of time sufficient to allow for recovery in fair value. The required disclosures are included in the Investments footnote.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Investor's Accounting for an Investment in a Limited Partnership When the Investor is the Sole General Partner and the Limited Partners Have Certain Rights

In June 2005, the EITF reached a consensus on EITF Issue 04-5, "Investor's Accounting for an Investment in a Limited Partnership When the Investor is the Sole General Partner and the Limited Partner Have Certain Rights"("EITF 04-5"), which states that the general partner in a limited partnership should presume that it controls and, thus, should consolidate the limited partnership, unless the limited partners have either (a) substantive ability to dissolve the limited partnership or otherwise remove the general partner without cause or (b) substantive participating rights. EITF 04-5 applies to limited partnerships that are not variable interest entities under FASB Interpretation No. 46R: "Consolidation of Variable Interest Entities" ("FIN 46R"). EITF 04-5 was effective immediately for all new limited partnership formed and for existing limited partnerships for which partnership agreements are modified after June 29, 2005, and is effective for all other limited partnerships at the commencement of the first reporting period beginning after December 15, 2005.

The Company's limited partnership investment totaling $19.7 in Powers Ferry Properties Ltd Partnership ("PFP"), an affiliate acquired on May 12, 2005, is accounted for using the equity method, as ING USA does not have substantive kick-out or participating rights and, therefore, cannot overcome the presumption of control by the general partner of PFP. As of December 31, 2006, the Company's remaining investments in limited partnerships are generally considered variable interest entities under FIN 46R, and are accounted for using the cost or equity methods of accounting since the Company is not the primary beneficiary. Investments in limited partnerships are included in Other investments on the Balance Sheets.

Share-Based Payment

In December 2004, the FASB issued Statement of Financial Accounting Standards ("FAS") No. 123 (revised 2004), "Share-Based Payment" ("FAS No. 123R"), which requires all share-based payments to employees be recognized in the financial statements based upon the fair value. FAS No. 123R was effective at the beginning of the first interim or annual period beginning after June 15, 2005. FAS No. 123R provides two transition methods, modified-prospective and modified-retrospective.

The modified-prospective method recognizes the grant-date fair value of compensation for new awards granted after the effective date and unvested awards beginning in the fiscal period in which the recognition provision are first applied. Prior periods are not restated. The modified-retrospective method permits entities to restate prior periods by recognizing the compensation cost based on amounts previously reported in the pro forma footnote disclosure as required under FAS No. 123, "Accounting for Stock-Based Compensation" ("FAS No. 123").

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company early adopted the provisions of FAS No. 123R on January 1, 2005, using the modified-prospective method. Under the modified-prospective method, compensation cost recognized include: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2005, based on the grant date fair value estimated in accordance with the original provision of FAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2005, based on the grant date fair value in accordance with the provisions of FAS No. 123R. Results for prior periods are not restated.

Prior to January 1, 2005, the Company applied the intrinsic value-based provisions set forth in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related Interpretations, as permitted by FAS No. 123. No stock based employee compensation cost was recognized in the Statement of Operations during 2004, as all options granted during the year had an exercise price equal to the market value of the underlying common stock on the date of grant. All shares granted during 2006 and 2005 were those of ING, the Company's ultimate parent.

As a result of adopting FAS No. 123R, the Company's Net income for the years ended December 31, 2006 and 2005, was $5.2 and $3.5, respectively, lower than if it had continued to account for share-based payments under APB No. 25. The fair value of shares granted during 2006 and 2005 was $7.0 and $7.9, respectively, as of December 31, 2006 and 2005, respectively, and will be expensed over a vesting period of 3 years. Prior to the adoption of FAS No. 123R, no modifications were made to outstanding options, and there were no significant changes to valuation methodologies as a result of the adoption of FAS No. 123R.

Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts

The Company adopted Statement of Position ("SOP") 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("SOP 03-1"), on January 1, 2004. SOP 03-1 establishes several new accounting and disclosure requirements for certain nontraditional long-duration contracts and for separate accounts including, among other things, a requirement that assets and liabilities of separate account arrangements that do not meet certain criteria be accounted for as general account assets and liabilities, and that the revenue and expenses related to such arrangements be consolidated with the respective line items in the Statements of Operations. In addition, SOP 03-1 requires additional liabilities be established for certain guaranteed death benefits and for products with certain patterns of cost of insurance charges. Sales inducements provided to contractowners must be recognized on the balance sheet separately from deferred policy acquisition costs and amortized as a component of benefits expense using methodologies and assumptions consistent with those used for amortization of deferred policy acquisition costs.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company evaluated all requirements of SOP 03-1 and determined that it is affected by the SOP's requirements to establish additional liabilities for certain guaranteed benefits and products with patterns of cost of insurance charges resulting in losses in later policy durations from the insurance benefit function and to defer, amortize, and recognize separately, sales inducements to contractowners. Upon adoption of SOP 03-1 on January 1, 2004, the Company recognized a cumulative effect of a change in accounting principle of $(3.6), before tax, or $(2.3), net of $1.3 of income taxes. In addition, requirements for certain separate account arrangements that do not meet the established criteria for separate asset and liability recognition are applicable to the Company, however, the Company's policies on separate account assets and liabilities have historically been, and continue to be, in conformity with the requirements newly established.

In the fourth quarter of 2004, the cumulative effect of a change in accounting principle was revised due to the Company's implementation of Technical Practice Aid 6300.05-6300.08 "Q&As Related to the Implementation of SOP 03-1, 'Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts'" (the "TPA").

The TPA, which was approved in September 2004, provided additional guidance regarding certain implicit assessments that may be used in the testing of the base mortality function on contracts, which is performed to determine whether additional liabilities are required in conjunction with SOP 03-1. In addition, the TPA provided additional guidance surrounding the allowed level of aggregation of additional liabilities determined under SOP 03-1. While the TPA was implemented during the fourth quarter of 2004, the TPA is retroactive to the original implementation date of SOP 03-1, January 1, 2004 and is reported as an adjustment to SOP 03-1's cumulative effect of a change in accounting principle. The adoption of the TPA reduced the Company's cumulative effect of a change in accounting principle by $2.0, before tax, and decreased quarterly 2004 Net income approximately $0.6 in each quarter, for a total decrease of $2.3.

New Accounting Pronouncements

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS No. 159"), which allows a company to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any upfront costs and fees related to the item will be recognized in earnings as incurred. Items eligible for the fair value option include:

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- Certain recognized financial assets and liabilities;
- Rights and obligations under certain insurance contracts that are not financial instruments;
- Host financial instruments resulting from the separation of an embedded nonfinancial derivative instrument from a nonfinancial hybrid instrument; and
- Certain commitments.

FAS No. 159 is effective for fiscal years beginning after November 15, 2007, although early adoption is permitted under certain conditions. As of the effective date, the fair value option may be elected for eligible items that exist on that date. The effect of the first remeasurement to fair value shall be reported as a cumulative effect adjustment to the opening balance of retained earnings. As application of the standard is optional, any impact is limited to those financial assets and liabilities to which FAS No. 159 is applied. The Company is currently evaluating the items to which the fair value option may be applied.

Fair Value Measurements

In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurements" ("FAS No. 157"). FAS No. 157 provides guidance for using fair value to measure assets and liabilities whenever other standards require (or permit) assets or liabilities to be measured at fair value. FAS No. 157 does not expand the use of fair value in any new circumstances.

Under FAS No. 157, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, FAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop such assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. FAS No. 157 also requires separate disclosure of fair value measurements by level within the hierarchy and expanded disclosure of the effect on earnings for items measured using unobservable data.

The provisions of FAS No. 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is in the process of determining the impact of adoption of FAS No. 157.

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which creates a single model to address the accounting for the uncertainty in income tax positions recognized in a company's financial statements in accordance with FAS No. 109, "Accounting for Income Taxes."

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

FIN 48 prescribes a two-step process for determining the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The first step is recognition: A company first determines whether a tax position is more likely than not to be sustained upon examination, based on the technical merits of the position. The second is measurement: A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit recognized in the financial statements. The benefit under step two is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. No benefit will be recognized on tax positions that do not meet the more-likely-than-not recognition standard. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

FIN 48 is effective for fiscal years beginning after December 15, 2006, and was adopted by the Company on January 1, 2007. As a result of implementing FIN 48, the Company expects to recognize a cumulative effect of change in accounting principle between $1.0 and $3.0 as a reduction to January 1, 2007 Retained earnings.

Accounting for Servicing of Financial Assets

In March 2006, the FASB issued FAS No. 156, "Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140" ("FAS No. 156"). FAS No. 156 requires the separate recognition of servicing assets and servicing liabilities each time an obligation to service a financial asset is undertaken by entering into a servicing contract and permits the fair value measurement of servicing assets and servicing liabilities. In addition, FAS No. 156 does the following:

- Clarifies when a servicer should separately recognize servicing assets and liabilities;
- Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable;
- Permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, provided that the available-for-sale securities are identified in some manner as offsetting the exposure to changes in fair value of servicing assets and servicing liabilities that are subsequently measured at fair value; and
- Requires additional disclosures for all separately recognized servicing assets and servicing liabilities.

FAS No. 156 requirements for recognition and initial measurement of servicing assets and servicing liabilities should be applied prospectively to all transactions entered into after the beginning of the first fiscal year that commences after September 15, 2006. The Company has determined that the adoption of FAS No. 156 will not have a material effect on the financial position, results of operations, or cash flows.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued FAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140" ("FAS No. 155"), which permits the application of fair value accounting to certain hybrid financial instruments in their entirety if they contain embedded derivatives that would otherwise require bifurcation under FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS No. 133"). Under this approach, changes in fair value would be recognized currently in earnings. In addition, FAS No. 155 does the following:

- Clarifies which interest-only strips and principal-only strips are not subject to derivative accounting under FAS No. 133;
- Requires that interests in securitized financial assets be analyzed to identify interests that are freestanding derivatives or that are hybrid instruments that contain embedded derivatives requiring bifurcation;
- Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and
- Allows a qualifying special-purpose entity to hold derivative financial instruments that pertain to beneficial interests, other than another derivative financial instrument.

FAS No. 155 is effective for all instruments acquired, issued, or subject to a remeasurement event, occurring after the beginning of the first fiscal year that commences after September 15, 2006, and was adopted by the Company on January 1, 2007. The Company does not expect FAS No. 155 to have a significant impact on the Company's financial position, results of operations, or cash flows.

Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts

In September 2005, the American Institute of Certified Public Accountants issued Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"), which states that when an internal replacement transaction results in a substantially changed contract, the unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets, related to the replaced contract should not be deferred in connection with the new contract. Contract modifications that meet various conditions defined by SOP 05-1 and result in a new contract that is substantially unchanged from the replaced contract, however, should be accounted for as a continuation of the replaced contract.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverage, that occur by the exchange of a contract for a new contract, by amendment, endorsement, or rider, to a contract, or by the election of a feature or coverage within a contract. SOP 05-1 applies to internal replacements made primarily to contracts defined by FAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("FAS No. 60"), as short-duration and long-duration insurance contracts, and by FAS No. 97, as investment contracts.

SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006 and is effective for the Company on January 1, 2007. The Company estimates that the impact of adoption of SOP 05-1 will not exceed $30.0 after tax, which will be recorded as a reduction to retained earnings. The Company continues to analyze the impact of adoption relative to a limited number of the Company's annuity products. As a result, the actual impact of the adoption of SOP 05-1 may differ from our estimates as new implementation guidance and evolving industry practice may affect the Company's interpretation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments, and other debt issues with a maturity of 90 days or less when purchased.

Investments

All of the Company's fixed maturities and equity securities are currently designated as available-for-sale. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Shareholder's equity, after adjustment for related changes in deferred policy acquisition costs ("DAC"), value of business acquired ("VOBA"), and deferred income taxes.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Other-Than-Temporary-Impairments

The Company analyzes the general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Management considers the length of the time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, and the Company's intent and ability to retain the investment for a period of time sufficient to allow for recovery in fair value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other-than-temporary impairment is considered to have occurred.

In addition, the Company invests in structured securities that meet the criteria of EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" ("EITF 99-20"). Under EITF 99-20, a further determination of the required impairment is based on credit risk and the possibility of significant prepayment risk that restricts the Company's ability to recover the investment. An impairment is recognized if the fair value of the security is less than amortized cost and there has been an adverse change in cash flow since the remeasurement date.

When a decline in fair value is determined to be other-than-temporary, the individual security is written down to fair value, and the loss is recorded in Net realized capital gains (losses).

Purchases and Sales

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

Valuation

The fair values for fixed maturities are largely determined by one of two pricing methods: published price quotations or valuation techniques with market inputs. Security pricing is applied using a hierarchy or "waterfall" approach, whereby prices are first sought from published price quotations, including pricing services or broker-dealer quotations. Published price quotations may be unavailable or deemed unreliable, due to a limited market, for securities that are rarely traded or are traded only in privately negotiated transactions. As such, fair values for the remaining securities, consisting primarily of privately placed bonds, are then determined using risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. The fair values for actively traded equity securities are based on quoted market prices. For equity securities not actively traded, estimated fair values are based upon values of issues of comparable yield and quality or conversion value, where applicable.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Mortgage loans on real estate are reported at amortized cost, less impairment write-downs. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to either the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral. If the loan is in foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Net realized capital gains (losses). At December 31, 2006 and 2005, the Company had no allowance for mortgage loan credit losses. The properties collateralizing mortgage loans are geographically dispersed throughout the United States, with the largest concentration of 19.9% and 19.5% of properties in California at December 31, 2006 and 2005, respectively.

Policy loans are carried at unpaid principal balances.

Short-term investments, consisting primarily of money market instruments and other fixed maturity issues purchased with an original maturity of 91 days to one year, are considered available-for-sale and are carried at fair value.

Derivative instruments are reported at fair value using the Company's derivative accounting system. The system uses key financial data, such as yield curves, exchange rates, Standard & Poor's ("S&P") 500 Index prices, and London Inter Bank Offered Rates, which are obtained from third party sources and uploaded into the system. Embedded derivative instruments are reported at fair value based upon internally established valuations that are consistent with external valuation models or market quotations.

Guaranteed minimum withdrawals benefits ("GMWBs") without life contingent payouts and guaranteed minimum accumulation benefits ("GMABs") represent an embedded derivative liability in the variable annuity contract that is required to be reported separately from the host variable annuity contract. The option component of a fixed indexed annuity ("FIA") also represents an embedded derivative. These embedded derivatives are carried at fair value based on actuarial assumptions related to projected cash flows, including benefits and related contract charges, over the lives of the contracts, incorporating expectations concerning contractowner behavior.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Repurchase Agreements

The Company engages in dollar repurchase agreements ("dollar rolls") and repurchase agreements to increase the return on investments and improve liquidity. These transactions involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. Company policies require a minimum of 95% of the fair value of securities pledged under dollar rolls and repurchase agreement transactions to be maintained as collateral. Cash collateral received is invested in fixed maturities, and the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions is included in Securities pledged on the Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements is included in Borrowed money on the Balance Sheets.

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. Company policies require a minimum of 102% of the fair value of securities pledged under reverse repurchase agreements to be pledged as collateral. Reverse repurchase agreements are included in Cash and cash equivalents on the Balance Sheets.

Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

Derivatives

The Company's use of derivatives is limited mainly to hedging purposes to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, and market risk. Generally, derivatives are not accounted for using hedge accounting treatment under FAS No. 133, as the Company has not historically sought hedge accounting treatment.

The Company enters into interest rate, equity market, credit default, total return, and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also purchases options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as either Other investments or Other liabilities, as

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

appropriate, on the Balance Sheets. Changes in the fair value of such derivatives are recorded in Net realized capital gains (losses) in the Statements of Operations.

The Company also has investments in certain fixed maturity instruments, and has issued certain retail annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short- or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads.

Embedded derivatives within fixed maturity instruments are included in Fixed maturities, available-for-sale, on the Balance Sheets, and changes in fair value are recorded in Net realized capital gains (losses) in the Statements of Operations.

Embedded derivatives within retail annuity products are included in Future policy benefits and claims reserves on the Balance Sheets, and changes in the fair value are recorded in Interest credited and other benefits to contractowners in the Statements of Operations.

Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization. Such costs consist principally of certain commissions, underwriting, contract issuance, and agency expenses, related to the production of new and renewal business.

VOBA represents the outstanding value of in force business capitalized in purchase accounting when the Company was acquired and is subject to amortization. The value is based on the present value of estimated profits embedded in the Company's contracts.

FAS No. 97 applies to universal life and investment-type products, such as fixed and variable deferred annuities. Under FAS No. 97, DAC and VOBA are amortized, with interest, over the life of the related contracts in relation to the present value of estimated future gross profits from investment, mortality, and expense margins, plus surrender charges. DAC related to GICs, however, is amortized on a straight-line basis over the life of the contract.

Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Several assumptions are considered significant in the estimation of future gross profits associated with variable universal life and variable deferred annuity products. One of the most significant assumptions involved in the estimation of future gross profits is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

as equity sector weightings. Other significant assumptions include surrender and lapse rates, estimated interest spread, and estimated mortality.

Due to the relative size and sensitivity to minor changes in underlying assumptions of DAC and VOBA balances, the Company performs quarterly and annual analyses of DAC and VOBA for the annuity and life businesses, respectively. The DAC and VOBA balances are evaluated for recoverability.

At each evaluation date, actual historical gross profits are reflected, and estimated future gross profits and related assumptions are evaluated for continued reasonableness. Any adjustment in estimated profit requires that the amortization rate be revised ("unlocking"), retroactively to the date of the policy or contract issuance. The cumulative unlocking adjustment is recognized as a component of current period amortization. In general, sustained increases in investment, mortality, and expense margins, and thus estimated future profits, lower the rate of amortization. Sustained decreases in investment, mortality, and expense margins, and thus estimated future profits, however, increase the rate of amortization.

Reserves

Future policy benefits and claims reserves include reserves for deferred annuities and immediate annuities with and without life contingent payouts, universal and traditional life insurance contracts, and GICs. Generally, reserves are calculated using mortality and withdrawal rate assumptions based on relevant Company experience and are periodically reviewed against both industry standards and experience.

Reserves for deferred annuity investment contracts and immediate annuities without life contingent payouts are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Reserve interest rates varied by product up to 7.8% for 2006 and up to 8.0% for 2005 and 2004.

Reserves for individual immediate annuities with life contingent payout benefits are computed on the basis of assumed interest discount rate, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by annuity plan type, year of issue, and policy duration. For 2006, 2005, and 2004, reserve interest discount rates varied up to 8.0%.

Reserves for FIAs are computed in accordance with FAS No. 97 and FAS No. 133. Accordingly, the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value, with the change in fair value recorded in the Statement of Operations.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Reserves for universal life products are equal to cumulative deposits, less withdrawals and charges, plus credited interest thereon. Reserves for traditional life insurance contracts represent the present value of future benefits to be paid to or on behalf of contractowners and related expenses, less the present value of future net premiums.

Under SOP 03-1, the Company calculates additional liabilities ("SOP 03-1 reserves") for certain guaranteed benefits and for universal life products with certain patterns of cost of insurance charges and certain other fees. The SOP 03-1 reserve recognized for such products is in addition to the liability previously held and recognizes the portion of contract assessments received in early years used to compensate the insurer for services provided in later years.

The Company calculates a benefit ratio for each block of business subject to SOP 03-1, and calculates an SOP 03-1 reserve by accumulating amounts equal to the benefit ratio multiplied by the assessments for each period, reduced by excess death benefits during the period. The SOP 03-1 reserve is accumulated at interest rates using the contract-credited rate for the period. The calculated reserve includes a provision for universal life contracts with patterns of cost of insurance charges that produce expected gains from the insurance benefit function followed by losses from that function in later years.

The SOP 03-1 reserve for annuities with guaranteed minimum death benefits ("GMDBs") is determined each period by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

The SOP 03-1 reserve for GMWBs with life contingent payouts and guaranteed minimum income benefits ("GMIBs") is determined each period by estimating the expected value of the annuitization benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if the actual experience or other evidence suggests that earlier assumptions should be revised.

GMABs and GMWBs without life contingent payouts are considered to be derivatives under FAS No. 133. The additional reserves for these guarantees are recognized at fair value through the Statement of Operations.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Reserves for GICs are calculated using the amount deposited with the Company, less withdrawals, plus interest accrued to the ending valuation date. Interest on these contracts is accrued by a predetermined index, plus a spread or a fixed rate, established at the issue date of the contract.

Sales Inducements

Sales inducements represent benefits paid to contractowners for a specified period that are incremental to the amounts the Company credits on similar contracts and are higher than the contract's expected ongoing crediting rates for periods after the inducement. Sales inducements are amortized as a component of Interest credited and other benefits to contractowners using methodologies and assumptions consistent with those used for amortization of DAC.

Revenue Recognition

For universal life and most annuity contracts, charges assessed against contractowner funds for the cost of insurance, surrender, expenses, and other fees are recorded as revenue as charges are assessed. Other amounts received for these contracts are reflected as deposits and are not recorded as premium or revenue. Related policy benefits are recorded in relation to the associated premiums or gross profit so that profits are recognized over the expected lives of the contracts. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity and reflected as an offsetting amount in both Premiums and Interest credited and other benefits to contractowners in the Statements of Operations.

Premiums on the Statements of Operations primarily represent amounts received under traditional life insurance policies.

For GICs, deposits made to the Company are not recorded as revenue in the Statements of Operations, but are recorded directly to Future policy benefits and claims reserves on the Balance Sheets.

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contractowners who bear the investment risk, subject, in limited cases, to certain minimum guarantees. Investment income and investment gains and losses generally accrue directly to such contractowners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contractowner or participant (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) under a contract, in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

Separate account assets and liabilities are carried at fair value and shown as separate captions in the Balance Sheets. Deposits, investment income, and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Statements of Operations (with the exception of realized and unrealized capital gains (losses) on the assets supporting the guaranteed interest option). The Statements of Cash Flows do not reflect investment activity of the separate accounts.

Assets and liabilities of separate account arrangements that do not meet the criteria in SOP 03-1 for separate presentation in the Balance Sheets (primarily guaranteed interest options), and revenue and expenses related to such arrangements, are consolidated in the financial statements with the general account. At December 31, 2006 and 2005 unrealized capital (losses) gains of $(4.1) and $22.1, respectively, after taxes, on assets supporting a guaranteed interest option are reflected in Shareholder's equity.

Reinsurance

The Company utilizes reinsurance agreements to reduce its exposure to large losses in most aspects of its insurance business. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as the direct insurer of the risks reinsured. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Balance Sheets.

Participating Insurance

Participating business approximates 11.4% of the Company's ordinary life insurance in force and 26.7% of life insurance premium income. The amount of dividends to be paid is determined annually by the Board of Directors. Amounts allocable to participating contractowners are based on published dividend projections or expected dividend scales. Dividends to participating policyholders of $15.4, $15.8, and $16.2, were incurred during the years ended December 31, 2006, 2005, and 2004, respectively.

Income Taxes

The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax expenses (benefits)

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

2.   Investments

Fixed Maturities and Equity Securities

Fixed maturities and equity securities, available-for-sale, were as follows as of December 31, 2006.

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value
Fixed maturities:				
U.S. Treasuries	$ 276.9	$ 0.2	$ 1.4	$ 275.7
U.S. government agencies and authorities	220.9	0.6	2.2	219.3
State, municipalities, and political				
subdivisions	43.0	0.5	0.4	43.1
U.S. corporate securities:				
Public utilities	1,324.5	21.1	17.8	1,327.8
Other corporate securities	5,138.6	50.3	49.7	5,139.2
Total U.S. corporate securities	6,463.1	71.4	67.5	6,467.0
Foreign securities[1]:				
Government	486.1	16.2	4.3	498.0
Other	2,843.9	32.3	46.6	2,829.6
Total foreign securities	3,330.0	48.5	50.9	3,327.6
Residential mortgage-backed securities	3,841.4	44.8	62.8	3,823.4
Commercial mortgage-backed securities	1,928.6	15.1	20.2	1,923.5
Other asset-backed securities	1,843.4	5.2	9.8	1,838.8
Total fixed maturities, including				
securities pledged	17,947.3	186.3	215.2	17,918.4
Less: securities pledged	875.5	2.4	13.9	864.0
Total fixed maturities	17,071.8	183.9	201.3	17,054.4
Equity securities	39.1	1.5	-	40.6
Total investments, available-for-sale	$ 17,110.9	$ 185.4	$ 201.3	$ 17,095.0

[1] Primarily U.S. dollar denominated.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Fixed maturities and equity securities, available-for-sale, were as follows as of December 31, 2005.

	Amortized Cost		Gross Unrealized Capital Gains		Gross Unrealized Capital Losses		Fair Value	
Fixed maturities:								
U.S. Treasuries	$	144.3	$	0.6	$	0.1	$	144.8
U.S. government agencies and authorities		331.7		0.5		3.6		328.6
State, municipalities, and political subdivisions		20.1		-		0.7		19.4
U.S. corporate securities:								
Public utilities		1,578.9		39.6		19.0		1,599.5
Other corporate securities		5,076.6		86.2		62.0		5,100.8
Total U.S. corporate securities		6,655.5		125.8		81.0		6,700.3
Foreign securities[1]:								
Government		464.7		13.8		4.1		474.4
Other		2,446.0		33.3		36.9		2,442.4
Total foreign securities		2,910.7		47.1		41.0		2,916.8
Residential mortgage-backed securities		3,942.3		31.2		70.5		3,903.0
Commercial mortgage-backed securities		1,309.8		17.0		19.5		1,307.3
Other asset-backed securities		1,723.8		6.8		19.5		1,711.1
Total fixed maturities, including securities pledged		17,038.2		229.0		235.9		17,031.3
Less: securities pledged		952.1		1.0		14.2		938.9
Total fixed maturities		16,086.1		228.0		221.7		16,092.4
Equity securities		28.6		1.1		-		29.7
Total investments, available-for-sale	$	16,114.7	$	229.1	$	221.7	$	16,122.1

[1] Primarily U.S. dollar denominated.

At December 31, 2006 and 2005, net unrealized depreciation was $27.4 and $5.8, respectively, on total fixed maturities, including securities pledged to creditors, and equity securities.

The amortized cost and fair value of fixed maturities as of December 31, 2006, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 426.8	$ 425.1
After one year through five years	4,547.0	4,541.1
After five years through ten years	3,918.9	3,905.2
After ten years	1,441.2	1,461.3
Mortgage-backed securities	5,770.0	5,746.9
Other asset-backed securities	1,843.4	1,838.8
Less: securities pledged	875.5	864.0
Fixed maturities, excluding securities pledged	$ 17,071.8	$ 17,054.4

The Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies, with a carrying value in excess of 10.0% of the Company's Shareholder's equity at December 31, 2006 or 2005.

The Company does not have any significant exposure to subprime mortgage loans. The only exposure, if any, would arise from the Company's investment in mortgage-backed securities. These securities are primarily agency-backed and are highly rated. The average rating was AAA at December 31, 2006.

At December 31, 2006 and 2005, fixed maturities with fair values of $10.7 and $11.7, respectively, were on deposit as required by regulatory authorities.

The Company has various categories of collateralized mortgage obligations ("CMOs") that are subject to different degrees of risk from changes in interest rates and, for CMOs that are not agency-backed, defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. At December 31, 2006 and 2005, approximately 1.4% and 1.2%, respectively, of the Company's CMO holdings were invested in types of CMOs which are subject to more prepayment and extension risk than traditional CMOs, such as interest-only or principal-only strips.

The Company is a member of the Federal Home Loan Bank of Des Moines ("FHLB") and is required to maintain a collateral deposit that backs funding agreements issued to the FHLB. At December 31, 2006 and 2005, the Company had $226.7 and $126.1, respectively, in non-putable funding agreements, including accrued interest, issued to the FHLB. At December 31, 2006 and 2005, assets with a carrying value of approximately $703.0 and $159.4, respectively, collateralized the funding agreements to the FHLB. Assets pledged to the FHLB are included in Fixed maturities, available-for-sale, in the Balance Sheets.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Repurchase Agreements

The Company engages in dollar repurchase agreements ("dollar rolls") and repurchase agreements. At December 31, 2006 and 2005, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions was $765.7 and $808.0, respectively. The repurchase obligation related to dollar rolls and repurchase agreements totaled $769.6 and $806.3 at December 31, 2006 and 2005, respectively.

The Company also enters into reverse repurchase agreements. At December 31, 2006 and 2005, the carrying value of the securities in reverse repurchase agreements was $16.4 and $15.3, respectively.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was immaterial at December 31, 2006 and 2005. The Company believes the counterparties to the dollar rolls, repurchase, and reverse repurchase agreements are financially responsible and that the counterparty risk is immaterial.

Unrealized Capital Losses

Unrealized capital losses in fixed maturities at December 31, 2006 and 2005, were primarily related to interest rate movement, or spread widening, and to mortgage and other asset-backed securities. Mortgage and other asset-backed securities include U.S. government-backed securities, principal protected securities, and structured securities, which did not have an adverse change in cash flows. The following table summarizes the unrealized capital losses by duration and reason, along with the fair value of fixed maturities, including securities pledged to creditors, in unrealized capital loss positions at December 31, 2006 and 2005.

2006	Less than Six Months Below Amortized Cost		More than Six Months and less than Twelve Months Below Amortized Cost		More than Twelve Months Below Amortized Cost		Total Unrealized Capital Losses	
Interest rate or spread widening	$	12.8	$	6.2	$	103.4	$	122.4
Mortgage and other asset-backed securities		14.6		5.6		72.6		92.8
Total unrealized capital losses	$	27.4	$	11.8	$	176.0	$	215.2
Fair value	$	3,095.9	$	905.9	$	6,026.5	$	10,028.3

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

2005	Less than Six Months Below Amortized Cost	More than Six Months and less than Twelve Months Below Amortized Cost	More than Twelve Months Below Amortized Cost	Total Unrealized Capital Losses
Interest rate or spread widening	$ 45.4	$ 32.3	$ 48.7	$ 126.4
Mortgage and other asset-backed securities	47.5	29.7	32.3	109.5
Total unrealized capital losses	$ 92.9	$ 62.0	$ 81.0	$ 235.9
Fair value	$ 5,745.3	$ 2,266.9	$ 2,243.0	$ 10,255.2

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities is 97.2% of the average book value. In addition, this category includes 1,119 securities, which have an average quality rating of AA-. No other-than-temporary impairment loss was considered necessary for these fixed maturities as of December 31, 2006.

Other-Than-Temporary Impairments

The following table identifies the Company's other-than-temporary impairments by type for the years ended December 31, 2006, 2005, and 2004.

	2006		2005		2004	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$ 0.1	1	$ 0.1	1	$ -	-
U.S. corporate	15.8	63	3.0	12	-	-
Foreign	3.5	13	0.1	1	8.5	4
Residential mortgage-backed	12.7	68	16.4	86	9.1	88
Commercial mortgage-backed	-	-	1.2	1	-	-
Other asset-backed	1.2	2	0.5	2	11.5	6
Limited partnerships	0.5	2	0.5	1	2.2	1
Total	$ 33.8	149	$ 21.8	104	$ 31.3	99

The above schedule includes $11.5, $18.7, and $31.3, in other-than-temporary write-downs for the years ended December 31, 2006, 2004, and 2004, respectively, related to the analysis of credit risk and the possibility of significant prepayment risk. The remaining $22.3 and $3.1 in write-downs for the years ended December 31, 2006 and 2005, respectively, are related to investments that the Company does not have the intent to retain for a period of time sufficient to allow for recovery in fair value, based upon the requirements of FSP FAS No. 115-1. The following table summarizes these write-downs by type for the years ended December 31, 2006 and 2005.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	2006		2005	
	Impairment	**No. of Securities**	**Impairment**	**No. of Securities**
U.S. Treasuries	$ 0.1	1	$ 0.1	1
U.S. corporate	15.8	63	2.6	11
Foreign	3.5	13	-	-
Residential mortgage-backed	1.7	4	0.4	1
Other asset-backed	1.2	2	-	-
Total	$ 22.3	83	$ 3.1	13

The remaining fair value of fixed maturities with other-than-temporary impairments at December 31, 2006 and 2005 was $415.7 and $255.3, respectively.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security.

Net Investment Income

Sources of Net investment income were as follows for the years ended December 31, 2006, 2005, and 2004.

	2006	2005	2004
Fixed maturities, available-for-sale	$ 1,009.7	$ 936.4	$ 953.1
Equity securities, available-for-sale	1.9	1.2	1.7
Mortgage loans on real estate	225.3	238.4	221.8
Policy loans	9.1	9.1	9.8
Short-term investments and cash equivalents	5.5	4.1	1.4
Other	13.9	10.5	15.0
Gross investment income	1,265.4	1,199.7	1,202.8
Less: investment expenses	109.0	97.5	81.3
Net investment income	$ 1,156.4	$ 1,102.2	$ 1,121.5

At December 31, 2006 and 2005, the Company had $30.5 and $47.4, respectively, of non-income producing investments in fixed maturities.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale, and redemption, as well as losses incurred due to the other-than-temporary impairment of investments and changes in fair value of derivatives. The cost of the investment on disposal is determined based on specific identification of securities using the first-in, first-out method. Net realized capital gains (losses) on investments were as follows for the years ended December 31, 2006, 2005, and 2004.

	2006	2005	2004
Fixed maturities, available-for-sale	$ (43.8)	$ 45.4	$ 51.0
Equity securities, available-for-sale	0.9	0.2	6.4
Derivatives	(48.2)	(48.3)	(104.9)
Other	0.7	(0.2)	(2.0)
Net realized capital losses	$ (90.4)	$ (2.9)	$ (49.5)
After-tax net realized capital losses	$ (58.8)	$ (1.9)	$ (32.2)

The increase in net realized capital losses for the year ended December 31, 2006, reflects higher losses on investments in fixed maturities. The losses on fixed maturities were primarily driven by the interest rate environment, which generally increased during 2006. The net losses on fixed maturities were partially offset by a related decrease in the amortization of DAC and VOBA.

Proceeds from the sale of fixed maturities and equity securities, available-for-sale, and the related gross gains and losses were as follows for the years ended December 31, 2006, 2005, and 2004.

	2006	2005	2004
Proceeds on sales	$ 5,543.1	$ 9,317.1	$ 9,916.3
Gross gains	64.5	97.2	145.5
Gross losses	78.0	75.2	59.3

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

3.   **Financial Instruments**

Estimated Fair Value

The following disclosures are made in accordance with the requirements of FAS No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS No. 107"). FAS No. 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

FAS No. 107 excludes certain financial instruments, including insurance contracts, and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

Fixed maturities, available-for-sale: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices or dealer quotes. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values. Fair values of privately placed bonds are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in their relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

Equity securities, available-for-sale: Fair values of these securities are based upon quoted market price. For equity securities not actively traded, estimated fair values are based upon values of issues of comparable yield and quality or conversion price, where applicable.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

Cash and cash equivalents, Short-term investments under securities loan agreement, and Policy loans: The carrying amounts for these assets approximate the assets' fair values.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the individual securities in the separate accounts.

Investment contract liabilities (included in Future policy benefits and claims reserves):

With a fixed maturity: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, the Company for similar contracts.

Without a fixed maturity: Fair value is estimated as the amount payable to the contractowner upon demand. However, the Company has the right under such contracts to delay payment of withdrawals, which may ultimately result in paying an amount different than that determined to be payable on demand.

Notes to affiliates: Estimated fair value of the Company's notes to affiliates is based upon discounted future cash flows using a discount rate approximating the current market value.

Liabilities related to separate accounts: Liabilities related to separate accounts are reported at full account value in the Company's Balance Sheets. Estimated fair values of separate account liabilities are equal to their carrying amount.

Other financial instruments reported as assets and liabilities: The carrying amounts for these financial instruments (primarily derivatives and limited partnerships) approximate the fair value of the assets and liabilities. Derivatives are carried at fair value on the Balance Sheets.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The carrying values and estimated fair values of certain of the Company's financial instruments were as follows at December 31, 2006 and 2005.

	2006		2005	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, available-for-sale, including securities pledged	$ 17,918.4	$ 17,918.4	$ 17,031.3	$ 17,031.3
Equity securities, available-for-sale	40.6	40.6	29.7	29.7
Mortgage loans on real estate	3,687.6	3,657.0	3,766.8	3,774.8
Policy loans	162.5	162.5	166.1	166.1
Cash, cash equivalents, and Short-term investments under securities loan agreement	711.2	711.2	355.4	355.4
Other investments	777.2	782.1	460.7	465.6
Assets held in separate accounts	37,928.3	37,928.3	30,262.8	30,262.8
Liabilities:				
Investment contract liabilities:				
Deferred annuities	19,732.4	18,108.0	18,486.5	17,145.6
Guaranteed investment contracts and funding agreements	4,603.8	4,591.1	3,362.2	3,352.9
Supplementary contracts and immediate annuities	931.1	931.1	893.3	893.3
Liabilities related to separate accounts	37,928.3	37,928.3	30,262.8	30,262.8
Derivatives	64.2	64.2	44.4	44.4
Notes to affiliates	435.0	459.2	435.0	507.2

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments.   In evaluating the Company's management of interest rate, price, and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Derivative Financial Instruments

	Notional Amount		Fair Value	
	2006	2005	2006	2005
Interest Rate Caps				
Interest rate caps are used to manage the interest rate risk in the Company's fixed maturity portfolio. Interest rate caps are purchased contracts that provide the Company with an annuity in an increasing interest rate environment.	$ -	$ 91.2	$ -	$ -
Interest Rate Swaps				
Interest rate swaps are used to manage the interest rate risk in the Company's fixed maturity portfolio, as well as the Company's liabilities. Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly.	3,856.1	3,535.5	40.8	58.2
Foreign Exchange Swaps				
Foreign exchange swaps are used to reduce the risk of a change in the value, yield, or cash flow with respect to invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows for U.S. dollar cash flows at regular interim periods, typically quarterly or semi-annually.	244.8	206.2	(28.7)	(24.0)
Credit Default Swaps				
Credit default swaps are used to reduce the credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals and amounts for the purchase or sale of credit protection. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to the notional value of the swap contract.	260.3	112.0	(0.1)	(0.3)

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Notional Amount		Fair Value	
	2006	**2005**	**2006**	**2005**
Total Return Swaps				
Total return swaps are used to assume credit exposure to a referenced index or asset pool. The difference between different floating-rate interest amounts calculated by reference to an agreed upon notional principal amount is exchanged with other parties at specified intervals.	$ 65.0	$ -	$ 0.1	$ -
Swaptions				
Swaptions are used to manage interest rate risk in the Company's CMOB portfolio. Swaptions are contracts that give the Company the option to enter into an interest rate swap at a specific future date.	665.0	150.0	3.7	-
Futures				
Futures contracts are used to hedge against a decrease in certain equity indices. Such decrease may result in a decrease in variable annuity account values, which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. The futures income would serve to offset this increased expense. The underlying reserve liabilities are valued under either SOP 03-01, or FAS No. 133 (see discussion under "Reserves" section) and the change in reserve liability is recorded in Interest credited and other benefits to contractowners. The gain or loss on futures is recorded in Net realized capital gains (losses).	1,265.9	1,530.9	3.8	7.2
Options				
Call options are used to hedge against an increase in the various equity indices. Such increase may result in increased payments to contract holders of fixed indexed annuity contracts, and the options offset this increased expense. The put options are used to hedge the liability associated with embedded derivatives in variable annuity contracts. Both the options and the embedded derivative reserve are carried at fair value. The change in value of the options are recorded in Net realized capital gains (losses); the change in value of the embedded derivative is recorded in Interest credited and other benefits to contractowners.	6,341.7	4,183.7	387.0	215.8

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Notional Amount		Fair Value	
	2006	**2005**	**2006**	**2005**
Embedded Derivatives				
The Company also has investments in certain fixed maturity instruments, and has issued certain retail annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short- or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads.				
Within securities	N/A*	N/A*	5.1	(0.3)
Within retail annuity products	N/A*	N/A*	820.2	389.2

* N/A - not applicable.

Interest Rate Swaps

Interest rate swaps include two agreements with Security Life of Denver Insurance Company ("Security Life"), an affiliate, with notional amounts of $100.0 and fair values of $(1.8) and $(0.9) at December 31, 2006 and $(0.3) and $(0.2) at December 31, 2005 (see Related Party Transactions footnote for further information).

Credit Default Swaps

As of December 31, 2006, the maximum potential future exposure to the Company on the sale of credit protection under credit default swaps was $119.8.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

4. Deferred Policy Acquisition Costs and Value of Business Acquired

Activity within DAC was as follows for the years ended December 31, 2006, 2005, and 2004.

Balance at January 1, 2004	$	1,826.7
Deferrals of commissions and expenses		587.4
Amortization:		
Amortization		(266.0)
Interest accrued at 5% to 6%		85.7
Net amortization included in the Statements of Operations		(180.3)
Change in unrealized capital gains (losses) on available-for-sale securities		(47.4)
Implementation of SOP and TPA		(482.3)
Balance at December 31, 2004		1,704.1
Deferrals of commissions and expenses		614.0
Amortization:		
Amortization		(400.2)
Interest accrued at 5% to 6%		105.5
Net amortization included in the Statements of Operations		(294.7)
Change in unrealized capital gains (losses) on available-for-sale securities		232.0
Balance at December 31, 2005		2,255.4
Deferrals of commissions and expenses		681.9
Amortization:		
Amortization		(421.7)
Interest accrued at 5% to 6%		138.1
Net amortization included in the Statements of Operations		(283.6)
Change in unrealized capital gains (losses) on available-for-sale securities		16.2
Balance at December 31, 2006	$	2,669.9

The estimated amount of DAC to be amortized, net of interest, is $469.0, $426.7, $363.9, $319.3, and $285.9, for the years 2007, 2008, 2009, 2010, and 2011, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Activity within VOBA was as follows for the years ended December 31, 2006, 2005, and 2004.

Balance at January 1, 2004	$	111.5
Amortization:		
Amortization		(13.3)
Interest accrued at 4% to 5%		6.8
Net amortization included in the Statements of Operations		(6.5)
Change in unrealized capital gains (losses) on available-for-sale securities		(0.5)
Implementation of SOP and TPA		7.7
Balance at December 31, 2004		112.2
Amortization:		
Amortization		(30.8)
Interest accrued at 4% to 5%		6.6
Net amortization included in the Statements of Operations		(24.2)
Change in unrealized capital gains (losses) on available-for-sale securities		34.1
Balance at December 31, 2005		122.1
Amortization:		
Amortization		(15.0)
Interest accrued at 4% to 5%		5.6
Net amortization included in the Statements of Operations		(9.4)
Change in unrealized capital gains (losses) on available-for-sale securities		(2.6)
Balance at December 31, 2006	$	110.1

The estimated amount of VOBA to be amortized, net of interest, is $16.2, $12.0, $12.9, $11.3, and $10.3, for the years 2007, 2008, 2009, 2010, and 2011, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

Analysis of DAC and VOBA - Annuity Products

The decrease in Amortization of DAC and VOBA in 2006 compared to 2005 is due to higher expected gross profits, which reflect revisions in prospective assumptions based on positive persistency experience and favorable equity market performance. The decrease was partially offset, however, by an increase in amortization driven by higher actual gross profits experience in 2006.

The increase in Amortization of DAC and VOBA in 2005 compared to 2004 is largely associated with an increase in the scale of DAC, resulting from sales of new business. In addition, the Company had higher fixed margin income in 2005, resulting in an increase in gross profits against which DAC and VOBA were amortized.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company revised and unlocked certain assumptions for its fixed and variable annuity products during 2006, 2005, and 2004. Unlocking adjustments and their acceleration (deceleration) impact on Amortization of DAC and VOBA were as follows for the years ended December 31, 2006, 2005, and 2004.

	2006	2005	2004
Impact of separate account growth and contractowner withdrawal behavior favorable to assumptions	$ (42.6)	$ (13.3)	$ (6.6)
Unlock of contractowner withdrawal behavior assumptions for variable and fixed annuities	-	-	(4.2)
Unlock of contractowner withdrawal behavior assumptions for certain fixed deferred annuities	-	17.7	-
Unlock of future rate of spread income assumptions on some fixed annuity liabilities	-	2.3	5.0
Unlock on long-term separate account growth assumption	-	4.8	-
Unlock of mortality and persistency assumptions	(19.8)	(4.2)	-
Total unlocking effect on Amortization of DAC and VOBA	$ (62.4)	$ 7.3	$ (5.8)

5.   Dividend Restrictions and Shareholder's Equity

The Company's ability to pay dividends to its parent is subject to the prior approval of the Iowa Division of Insurance for payment of any dividend, which, when combined with other dividends paid within the preceding twelve months, exceeds the greater of (1) ten percent (10.0%) of the Company's statutory surplus at the prior year end or (2) the Company's prior year statutory net gain from operations.

During 2006, the Company paid $170.0 in a return of capital distribution to its parent. During 2005 and 2004, the Company did not pay any dividends or return of capital distributions on its common stock to its parent.

During 2006, the Company did not receive any capital contributions from Lion. During 2005 and 2004, the Company received capital contributions of $100.0 and $230.0, respectively, from Lion to support sales activities.

The Insurance Division of the State of Iowa (the "Division") recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Division, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net income (loss) was $(1.6), $6.9, and $96.1, for the years ended December 31, 2006, 2005, and 2004, respectively. Statutory capital and surplus was $1,660.7 and $1,846.6 as of December 31, 2006 and 2005, respectively.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

As of December 31, 2006, the Company did not utilize any statutory accounting practices that are not prescribed by state regulatory authorities that, individually or in the aggregate, materially affected statutory capital and surplus.

6.   Additional Insurance Benefits and Minimum Guarantees

Under SOP 03-1, the Company calculates additional liabilities ("SOP 03-1 reserve") for certain guaranteed benefits and for universal life products with certain patterns of cost of insurance charges and certain other fees.

The following assumptions and methodology were used to determine the GMDB SOP 03-1 reserve at December 31, 2006.

Area	Assumptions/Basis for Assumptions
Data used	Based on 100 investment performance scenarios stratified based on 10,000 random generated scenarios
Mean investment performance	8.125%
Volatility	18.0%
Mortality	1999 and prior issues – 80.0%, 80.0%, 90.0%, 90.0%, grading to 100% from age 80 to 120, of the 90-95 ultimate mortality table for standard, ratchet, rollup, and combination rollup and ratchet, respectively. 2000 and later issues – 60.0%, 60.0%, 75.0%, 75.0%, grading to 100% from age 80 to 120, of the 90-95 ultimate mortality table for standard, ratchet, rollup, and combination rollup and ratchet, respectively.
Lapse rates	Vary by contract type and duration; range between 1.0% and 40.0%
Discount rates	6.5%, based on the portfolio earned rate of the general account

The assumptions used for calculating the additional GMIB liability at December 31, 2006, are consistent with those used for the calculating the additional GMDB liability. In addition, the calculation of the GMIB liability assumes dynamic surrenders and dynamic annuitization reflecting the extent to which the benefit, at the time of payment, has a positive value.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The separate account liabilities subject to SOP 03-1 for minimum guaranteed benefits, and the additional liabilities recognized related to minimum guarantees, by type, as of December 31, 2006 and 2005, and the paid and incurred amounts by type for the years ended December 31, 2006 and 2005, were as follows:

	Guaranteed Minimum Death Benefit (GMDB)		Guaranteed Minimum Accumulation/ Withdrawal Benefit (GMAB/GMWB)		Guaranteed Minimum Income Benefit (GMIB)
Separate account liability at December 31, 2006	$	37,928.5	$	4,606.1	$	18,036.9
Separate account liability at December 31, 2005	$	30,213.6	$	2,536.1	$	13,409.0
Additional liability balance:					
Balance at January 1, 2005	$	66.9	$	9.6	$	30.7
Incurred guaranteed benefits		64.9		(0.2)		30.2
Paid guaranteed benefits		(19.0)		-		-
Balance at December 31, 2005		112.8		9.4		60.9
Incurred guaranteed benefits		43.4		(16.6)		22.4
Paid guaranteed benefits		(16.5)		-		-
Balance at December 31, 2006	$	139.7	$	(7.2)	$	83.3

The net amount at risk, net of reinsurance, and the weighted average attained age of contractowners by type of minimum guaranteed benefit, were as follows as of December 31, 2006 and 2005.

	Guaranteed Minimum Death Benefit (GMDB)		Guaranteed Minimum Accumulation/ Withdrawal Benefit (GMAB/GMWB)		Guaranteed Minimum Income Benefit (GMIB)
2006					
Net amount at risk, net of reinsurance	$	1,252.7	$	27.8	$	200.1
Weighted average attained age		62		64		58
2005					
Net amount at risk, net of reinsurance	$	1,428.7	$	42.1	$	246.3
Weighted average attained age		62		63		57

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2006 and 2005 was $37.9 billion and $30.3 billion, respectively.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

7.   **Sales Inducements**

During the year ended December 31, 2006, the Company capitalized and amortized $150.0 and $74.1, respectively, of sales inducements.   During the year ended December 31, 2005, the Company capitalized and amortized $101.3 and $68.8, respectively, of sales inducements.   The unamortized balance of capitalized sales inducements, net of unrealized capital gains (losses) on available-for-sale securities, was $630.7 and $556.3 as of December 31, 2006 and 2005, respectively.

8.   **Income Taxes**

Effective January 1, 2005, the Company files a consolidated federal income tax return with ING America Insurance Holdings, Inc. ("ING AIH"), an affiliate, and certain other subsidiaries of ING AIH that are eligible corporations qualified to file consolidated federal income tax returns as part of the ING AIH affiliated group. Effective January 1, 2005, the Company is a party to a federal tax allocation agreement with ING AIH and its subsidiaries that are part of the group, whereby ING AIH charges its subsidiaries for federal taxes each subsidiary would have incurred were it not a member of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate. For calendar year 2004, the Company filed a stand-alone federal income tax return.

Income tax expense (benefit) consisted of the following for the years ended December 31, 2006, 2005, and 2004.

	2006	2005	2004
Current tax (benefit) expense:			
Federal	$ (67.6)	$ (156.7)	$ 4.7
Total current tax (benefit) expense	(67.6)	(156.7)	4.7
Deferred tax expense:			
Operations and capital loss carryforwards	151.0	43.6	31.5
Other federal deferred tax	(19.0)	147.3	44.5
Total deferred tax expense	132.0	190.9	76.0
Total income tax expense	$ 64.4	$ 34.2	$ 80.7

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes and cumulative effect of change in accounting principle for the following reasons for the years ended December 31, 2006, 2005, and 2004.

	2006	2005	2004
Income before income taxes and cumulative effect of change in accounting principle	$ 276.6	$ 224.1	$ 173.6
Tax rate	35.0%	35.0%	35.0%
Income tax at federal statutory rate	96.8	78.4	60.8
Tax effect of:			
Meals and entertainment	0.6	0.4	0.5
Dividend received deduction	(42.9)	(20.4)	1.3
Investments	-	-	15.0
IRS audit settlements	-	(24.4)	-
Other	9.9	0.2	3.1
Income tax expense	$ 64.4	$ 34.2	$ 80.7

The tax effects of temporary differences that give rise to Deferred tax assets and Deferred tax liabilities at December 31, 2006 and 2005, are presented below.

	2006	2005
Deferred tax assets:		
Operations and capital loss carryforwards	$ -	$ 97.4
Future policy benefits	734.5	606.5
Goodwill	6.5	7.9
Investments	6.9	20.5
Employee compensation and benefits	31.3	17.8
Unrealized losses on investments	3.8	0.4
Other	9.7	19.0
Total gross assets	792.7	769.5
Deferred tax liabilities:		
Deferred policy acquisition cost	(1,018.9)	(864.6)
Value of purchased insurance in force	(34.4)	(38.4)
Other	(1.9)	(2.2)
Total gross liabilities	(1,055.2)	(905.2)
Net deferred income liability	$ (262.5)	$ (135.7)

Net unrealized capital gains (losses) are presented as a component of Other comprehensive income (loss) in Shareholder's equity, net of deferred taxes.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. No valuation allowance was established at December 31, 2006 and 2005, as management believed the above conditions did not exist.

The Company had a receivable from ING AIH of $4.6 and a payable of $34.1 to ING AIH at December 31, 2006 and 2005, respectively, for federal income taxes under the intercompany tax sharing agreement.

Under prior law, life insurance companies were allowed to defer from taxation a portion of income. Prior to 2006, deferred income of $14.4 was accumulated in the Policyholder's Surplus Account and would only become taxable under certain conditions, which management believed to be remote. In 2004, Congress passed the American Jobs Creation Act of 2004, allowing certain tax-free distributions from the Policyholders' Surplus Account during 2005 and 2006. During 2006, the Company made a return of capital distribution of $170.0, which eliminated the $14.4 balance in the Policyholders' Surplus Account and, therefore, any potential tax on the accumulated balance.

The Company establishes reserves for possible proposed adjustments by various taxing authorities. Management believes there are sufficient reserves provided for, or adequate defenses against, any such adjustments.

In 2005, the Internal Revenue Service ("IRS") completed its examination of the Company's returns for tax years 2000 and 2001. The provision for the year ended December 31, 2005, reflected non-recurring favorable adjustments, resulting from a reduction in the tax liability that was no longer deemed necessary based on the results of the IRS examination, monitoring the activities of the IRS with respect to certain issues with other taxpayers, and the merits of the Company's positions.

The IRS is examining the Company's income tax returns for tax years 2002 and 2003, with expected completion in 2007. Management is not aware of any adjustments as a result of this examination that would have a material impact on the Company's financial statements. There are also various state tax audits in progress.

9.   **Benefit Plans**

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan (except for certain specified employees) earns a benefit under a final average compensation formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $17.1, $15.9, and $11.4, for the years ended 2006, 2005, and 2004, respectively, and are included in Operating expenses in the Statements of Operations.

Defined Contribution Plans

ING North America sponsors the ING Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Savings Plan is a tax-qualified profit sharing and stock bonus plan, which includes an employee stock ownership plan ("ESOP") component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation. All matching contributions are subject to a 4-year graded vesting schedule, although certain specified participants are subject to a 5-year graded vesting schedule. All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Pre-tax charges to operations of the Company for the Savings Plan were $4.6, $4.2, and $3.5, for the years ended December 31, 2006, 2005, and 2004, respectively, and are included in Operating expenses in the Statements of Operations.

Other Benefit Plans

In addition to providing retirement plan benefits, the Company, in conjunction with ING North America, provides certain supplemental retirement benefits to eligible employees and health care and life insurance benefits to retired employees and other eligible dependents. The supplemental retirement plan includes a non-qualified defined benefit pension plan and a non-qualified defined contribution plan, which means all benefits are payable from the general assets of the Company. The post-retirement health care plan is contributory, with retiree contribution levels adjusted annually. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage. The benefits charges allocated to the Company related to all of these plans for the years ended December 31, 2006, 2005, and 2004, were $1.3, $1.1, and $1.5, respectively.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

10.   **Related Party Transactions**

Operating Agreements

The Company has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

- Underwriting and distribution agreement with Directed Services LLC ("DSL") (successor by merger to Directed Services, Inc.), an affiliated broker-dealer, for the variable insurance products issued by the Company. DSL is authorized to enter into agreements with broker-dealers to distribute the Company's variable products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2006, 2005, and 2004, commission expenses were incurred in the amounts of $418.0, $371.5, and $371.4, respectively.
- Asset management agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administration, and accounting services for ING USA's general account. The Company records a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2006, 2005, and 2004, expenses were incurred in the amounts of $69.5, $71.8, and $69.8, respectively.
- Service agreement with DSL, in which the Company provides managerial and supervisory services to DSL and earns a fee that is calculated as a percentage of average assets in the variable separate accounts. For the years ended December 31, 2006, 2005, and 2004, revenue for these services was $62.0, $43.0, and $36.4, respectively.
- Services agreements with ING North America, dated September 1, 2000 and January 1, 2001, respectively, for administrative, management, financial, information technology, and finance and treasury services. For the years ended December 31, 2006, 2005, and 2004, expenses were incurred in the amounts of $95.4, $82.5, and $65.0, respectively.
- Services agreement between the Company and its U.S. insurance company affiliates dated January 1, 2001, amended effective January 1, 2002. For the years ended December 31, 2006, 2005, and 2004, expenses related to the agreements were incurred in the amount of $6.1, $5.7, and $5.1, respectively.
- Administrative Services Agreement between the Company, ReliaStar Life Insurance Company of New York ("RLNY"), an affiliate, and other U.S. insurance company affiliates dated March 1, 2003, amended effective August 1, 2004, in which the Company and affiliates provide services to RLNY. For the years ended December 31, 2006, 2005, and 2004, revenue related to the agreement was $5.8, $2.5, and $1.7, respectively.
- ING Advisors Network, a group of broker-dealers affiliated with the Company, distributes the Company's annuity products. For the years ended December 31, 2006, 2005, and 2004, ING Advisors Network sold new contracts of $1,255.4, $1,082.0, and $1,121.8, respectively.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods.

Reinsurance Agreements

Effective May 1, 2005, ING USA entered into a coinsurance agreement with its affiliate, Security Life. Under the terms of the agreement, Security Life assumed and accepted the responsibility for paying, when due, 100% of the liabilities arising under the multi-year guaranteed fixed annuity contracts issued by ING USA between January 1, 2001 and December 31, 2003. In addition, ING USA assigned to Security Life all future premiums received by ING USA attributable to the ceded contract.

Under the terms of the agreement, ING USA ceded $2.5 billion in account balances and transferred a ceding commission and $2.7 billion in assets to Security Life, resulting in a realized capital gain of $47.9 to the Company.

The coinsurance agreement is accounted for using the deposit method. As such, $2.7 billion of Deposit receivable from affiliate was established on the Balance Sheet. The receivable will be adjusted over the life of the agreement based on cash settlements and the experience of the contracts, as well as for amortization of the ceding commission. The Company incurred amortization expense of the negative ceding commission of $23.5 and $14.2 for the years ended December 31, 2006 and 2005, respectively, which is included in Other expenses in the Statements of Operations.

In addition, the Company entered into a 100% coinsurance agreement with Security Life dated January 1, 2000, covering certain universal life policies which had been issued and in force as of, as well as any such policies issued after the effective date of the agreement. As of December 31, 2006 and 2005, the value of reserves ceded by the Company under this agreement was $16.0 and $21.0, respectively.

The Company is a party to a Facultative Coinsurance Agreement with Security Life of Denver Insurance Company effective August 20, 1999. Under the terms of the Agreement, the Company facultatively cedes certain GICs and funding agreements to Security Life on a 100% coinsurance basis. As of December 31, 2006 and 2005, respectively, the value of GIC reserves ceded by the Company under this agreement was $2.2 billion and $1.2 billion.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Financing Agreements

The Company maintains a reciprocal loan agreement with ING AIH to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in January 2004 and expires on January 14, 2014, either party can borrow from the other up to 3.0% of the Company's statutory admitted assets as of the preceding December 31. Interest on any ING USA borrowing is charged at the rate of ING AIH's cost of funds for the interest period, plus 0.15%. Interest on any ING AIH borrowing is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

Under this agreement, the Company incurred interest expense of $1.5, $0.9, and $0.2, for the years ended December 31, 2006, 2005, and 2004, respectively. The Company earned interest income of $4.9, $4.3, and $2.5, for the years ended December 31, 2006, 2005, and 2004, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the Statements of Operations. At December 31, 2006, the Company did not have any outstanding receivable from ING AIH under the reciprocal loan agreement. At December 31, 2005, the Company had $45.0 receivable from ING AIH under the reciprocal loan agreement.

Notes with Affiliates

The Company issued a 30-year surplus note in the principal amount of $35.0 on December 8, 1999, to its affiliate, Security Life, which matures on December 7, 2029. Interest is charged at an annual rate of 7.98%. Payment of the note and related accrued interest is subordinate to payments due to contractowners and claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of ING USA. Any payment of principal and/or interest made is subject to the prior approval of the Iowa Insurance Commissioner. Interest expense was $2.8 for each of the years ended December 31, 2006, 2005, and 2004, respectively.

On December 29, 2004, the Company issued surplus notes in the aggregate principal amount of $400.0 (the "Notes"), scheduled to mature on December 29, 2034, to its affiliates, ING Life Insurance and Annuity Company, ReliaStar Life Insurance Company, and Security Life of Denver International, Limited, in an offering that was exempt from the registration requirements of the Securities Act of 1933. The Notes bear interest at a rate of 6.26% per year. Any payment of principle and/or interest is subject to the prior approval of the Iowa Insurance Commissioner. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest expense was $25.4, $25.4, and $0.2, for the years ended December 31, 2006, 2005, and 2004, respectively.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Tax Sharing Agreements

Effective January 1, 2005, the Company is a party to a federal tax allocation agreement with ING AIH and its subsidiaries that are part of the ING AIH consolidated group. Under the federal tax allocation agreement, ING AIH charges its subsidiaries for federal taxes each subsidiary would have incurred were it not a member of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate.

The Company has entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined, or unitary basis.

Derivatives

On December 28, 2005, the Company entered into two interest rate swaps with Security Life to reduce the Company's exposure to cash flow variability of assets and liabilities. Under the terms of the agreement, the Company pays the quarterly quoted 3-month Libor rate and receives a fixed rate of 4.8% and 4.9% for swaps that mature on December 30, 2010 and 2015, respectively. The notional amount of each swap is $100.0 at December 31, 2006 and 2005. The fair values are $(1.8) and $(0.9) for the December 30, 2010 and 2015 swaps, respectively, at December 31, 2006, and $(0.3) and $(0.2) for the December 30, 2010 and 2015 swaps, respectively, at December 31, 2005.

As of December 31, 2006 and 2005, the Company had call options with a notional amount of $935.4 and $1,151.9, respectively, and market value of $78.6 and $58.5, respectively, with ING Bank, an affiliate. Each of these contracts was entered into as a result of a competitive bid, which included unaffiliated counterparties.

Purchase of Investments

In conjunction with the May 19, 2005 sale of Life Insurance Company of Georgia ("LOG"), an affiliate, the Company purchased assets at fair value from LOG on May 12, 2005. In addition to purchasing $192.6 of investments, ING USA paid $19.7 for a 70.0% equity interest in PFP, and $7.1 for land located at 5780 Powers Ferry Road, Atlanta, Georgia. The limited partnership investment in PFP is accounted for at fair value as an equity method investment and is included in Other investments on the Balance Sheet.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

11. **Financing Agreements**

The Company maintains a $100.0 uncommitted, perpetual revolving note facility with the Bank of New York ("BONY"). Interest on any of the Company borrowing accrues at an annual rate equal to a rate quoted by BONY to the Company for the borrowing. Under this agreement, the Company incurred minimal interest expense for the years ended December 31, 2006, 2005, and 2004. At December 31, 2006 and 2005, the Company had no amounts outstanding under the revolving note facility.

The Company also maintains a $75.0 uncommitted line-of-credit agreement with PNC Bank ("PNC"), effective December 19, 2005. Borrowings are guaranteed by ING AIH, with maximum aggregate borrowings outstanding at anytime to ING AIH and its affiliates of $75.0. Interest on any of the Company borrowing accrues at an annual rate equal to the rate quoted by PNC to the Company for the borrowing. Under this agreement, the Company incurred minimal interest expense for the year ended December 31, 2006 and no interest expense for the year ended December 31, 2005. At December 31, 2006 and 2005, the Company had no amounts outstanding under the line-of-credit agreement.

The Company maintains a $100.0 uncommitted line-of-credit agreement with Svenska Handelsbanken AB (Publ.) ("Svenska"), effective June 2, 2006. Borrowings are guaranteed by ING America Insurance Holdings, Inc. ("ING AIH"), with maximum aggregate borrowings outstanding at anytime to ING AIH and its affiliates of $100.0. Interest on any of the Company's borrowing accrues at an annual rate equal to the rate quoted by Svenska to the Company for the borrowing. Under this agreement, the Company incurred minimal interest expense for the year ended December 31, 2006. At December 31, 2006, the Company had no amounts outstanding under the line-of-credit agreement.

Also see Financing Agreements in the Related Party Transactions footnote.

12. **Reinsurance**

At December 31, 2006, the Company had reinsurance treaties with 16 unaffiliated reinsurers and one affiliated reinsurer covering a portion of the mortality risks and guaranteed death and living benefits under its variable contracts. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Reinsurance ceded in force for life mortality risks were $755.3 and $822.2 at December 31, 2006 and 2005, respectively. Net receivables were comprised of the following at December 31, 2006 and 2005.

	2006	2005
Claims recoverable from reinsurers	$ 7.2	$ 5.4
Payable for reinsurance premiums	(2.3)	(1.6)
Reinsured amounts due to reinsurers	(29.9)	(2.4)
Reserve credits	9.1	13.6
Reinsurance ceded	2,265.7	1,352.6
Deposits	2,478.4	2,697.2
Other	30.8	3.3
Total	$ 4,759.0	$ 4,068.1

Premiums and Interest credited and other benefits to contractowners were reduced by the following amounts for reinsurance ceded for the years ended December 31, 2006, 2005, and 2004.

	2006	2005	2004
Deposits ceded under reinsurance	$ 1,144.3	$ 722.2	$ 761.2
Premiums ceded under reinsurance	2.5	3.0	2.3
Reinsurance recoveries	657.6	703.4	61.4

13. Commitments and Contingent Liabilities

Leases

The Company leases its office space and certain other equipment under operating leases, the longest term of which expires in 2017.

For the years ended December 31, 2006, 2005, and 2004, rent expense for leases was $8.3, $8.0, and $7.6, respectively. The future net minimum payments under noncancelable leases for the years ended December 31, 2007 through 2011 are estimated to be $8.2, $8.0, $8.1, $6.5, and $5.2, respectively, and $29.1, thereafter. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company are paid for by an affiliate and allocated back to the Company.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

At December 31, 2006, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $537.9, $143.2 of which was with related parties. At December 31, 2005, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $456.1, $77.2 of which was with related parties. During 2006 and 2005, $32.4 and $32.8, respectively, was funded to related parties under off-balance sheet commitments.

Financial Guarantees

The Company owns 3-year credit-linked note arrangements, whereby the Company will reimburse the guaranteed parties upon payment default of the referenced obligation. Upon such default, the Company will reimburse the guaranteed party for the loss under the reference obligation, and the Company receives that reference obligation in settlement. The Company can seek recovery of any losses under the agreement by sale or collection of the received reference obligation. As of December 31, 2006, the maximum potential future exposure to the Company under the guarantees was $44.5.

Litigation

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages, and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Other Regulatory Matters

Regulatory Matters

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Insurance and Retirement Plan Products and Other Regulatory Matters

The New York Attorney General, other federal and state regulators, and self-regulatory agencies are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance; marketing practices; specific product types (including group annuities and indexed annuities); and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company. These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged. In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

Investment Product Regulatory Issues

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of ING, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action may be taken by regulators with respect to the Company or certain affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject the Company or certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

14. Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of Accumulated other comprehensive income (loss) as of December 31, 2006, 2005, and 2004.

	2006	2005	2004
Net unrealized capital gains (losses):			
Fixed maturities, available-for-sale	$ (28.9)	$ (6.9)	$ 451.4
Equity securities, available-for-sale	1.5	1.1	0.5
DAC/VOBA adjustment on available-for-sale securities	21.1	7.5	(258.6)
Sales inducements adjustment on available-for-sale securities	1.0	2.5	(6.7)
Other investments	(6.6)	(5.4)	(2.6)
Unrealized capital (losses) gains , before tax	(11.9)	(1.2)	184.0
Deferred income tax asset (liability)	3.8	0.4	(66.4)
Net unrealized capital (losses) gains	(8.1)	(0.8)	117.6
Pension liability, net of tax	(5.1)	(3.9)	(4.9)
Other	1.1	-	-
Accumulated other comprehensive (loss) income	$ (12.1)	$ (4.7)	$ 112.7

Changes in Accumulated other comprehensive income (loss), net of DAC, VOBA, and tax (excluding the tax valuation allowance), related to changes in unrealized capital gains (losses) on securities, including securities pledged, were as follows for the years ended December 31, 2006, 2005, and 2004.

	2006	2005	2004
Fixed maturities, available-for-sale	$ (22.0)	$ (458.3)	$ (66.0)
Equity securities, available-for-sale	0.4	0.6	(4.6)
DAC/VOBA adjustment on available-for-sale securities	13.6	266.1	(47.9)
Sales inducements adjustment on available-for-sale securities	(1.5)	9.2	(6.7)
Other investments	(1.2)	(2.8)	11.2
Unrealized capital gains (losses), before tax	(10.7)	(185.2)	(114.0)
Deferred income tax asset (liability)	3.4	66.8	43.5
Net change in unrealized capital gains (losses)	$ (7.3)	$ (118.4)	$ (70.5)

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	2006	2005	2004
Net unrealized capital holding (losses) gains arising during the year [1]	$ (49.5)	$ (69.2)	$ (26.8)
Less: reclassification adjustment for (losses) gains and other items included in Net income [2]	(42.2)	49.2	43.7
Net change in unrealized capital (losses) gains on securities	$ (7.3)	$ (118.4)	$ (70.5)

[1] Pretax unrealized capital holding gains (losses) arising during the year were $(72.6), $(108.3), and $(41.2), for the years ended December 31, 2006, 2005, and 2004, respectively.

[2] Pretax reclassification adjustments for gains (losses) and other items included in Net income were $(61.9), $76.9, and $67.2, for the years ended December 31, 2006, 2005, and 2004, respectively.

QUARTERLY DATA (UNAUDITED)
(Dollar amounts in millions, unless otherwise stated)

2006		**First**		**Second**		**Third**		**Fourth**
Total revenue	$	425.1	$	502.2	$	535.6	$	562.8
Income before income taxes		54.1		54.2		75.6		92.7
Income tax expense		13.5		13.0		2.1		35.8
Net income	$	40.6	$	41.2	$	73.5	$	56.9

2005		**First**		**Second**		**Third**		**Fourth**
Total revenue	$	462.4	$	499.5	$	460.8	$	444.7
Income before income taxes		38.4		88.3		67.4		30.0
Income tax expense (benefit)		12.2		27.5		(12.9)		7.4
Net income	$	26.2	$	60.8	$	80.3	$	22.6